As submitted to the Securities and Exchange Commission on July 18, 2008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) or (g) of The Securities Exchange Act of 1934

Federal Home Loan Mortgage Corporation
(doing business as Freddie Mac)
(Exact name of registrant as specified in its charter)

Chartered by Congress under the laws of the United States of America
(State or other jurisdiction of incorporation or organization)

52-0904874
(I.R.S. Employer Identification No.)

8200 Jones Branch Drive, McLean, Virginia 22102
(Address of principal executive offices, including zip code)

(703) 903-2000
(Registrant’s telephone number, including area code)

Securities to be registered pursuant to Section 12(b) of the Act:

None

Securities to be registered pursuant to Section 12(g) of the Act:

Voting Common Stock, par value $0.21 per share
(Title of class)

     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

		Page

	FORWARD-LOOKING STATEMENTS	1
ITEM 1.	BUSINESS	3
ITEM 1A.	RISK FACTORS	20
ITEM 2.	FINANCIAL INFORMATION	30
	SELECTED FINANCIAL DATA AND OTHER OPERATING MEASURES	30
	RECENT EVENTS	31
	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AS OF DECEMBER 31, 2007 AND RESULTS OF OPERATIONS FOR THE THREE YEARS ENDED DECEMBER 31, 2007 (“ANNUAL MD&A”)	32
	EXECUTIVE SUMMARY	32
	CONSOLIDATED RESULTS OF OPERATIONS	39
	CONSOLIDATED BALANCE SHEETS ANALYSIS	59
	CONSOLIDATED FAIR VALUE BALANCE SHEETS ANALYSIS	78
	LIQUIDITY AND CAPITAL RESOURCES	81
	PORTFOLIO BALANCES AND ACTIVITIES	88
	OFF-BALANCE SHEET ARRANGEMENTS	92
	CONTRACTUAL OBLIGATIONS	94
	CRITICAL ACCOUNTING POLICIES AND ESTIMATES	95
	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	100
	CREDIT RISKS	108
	OPERATIONAL RISKS	129
	RISK MANAGEMENT AND DISCLOSURE COMMITMENTS	131
	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AS OF MARCH 31, 2008 AND RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2008 AND 2007 (“INTERIM MD&A”)	133
	EXECUTIVE SUMMARY	133
	CONSOLIDATED RESULTS OF OPERATIONS	139
	CONSOLIDATED BALANCE SHEETS ANALYSIS	153
	CONSOLIDATED FAIR VALUE BALANCE SHEETS ANALYSIS	167
	LIQUIDITY AND CAPITAL RESOURCES	168
	PORTFOLIO BALANCES AND ACTIVITIES	172
	OFF-BALANCE SHEET ARRANGEMENTS	175
	CRITICAL ACCOUNTING POLICIES AND ESTIMATES	175
	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	179
	CREDIT RISKS	179
	RISK MANAGEMENT AND DISCLOSURE COMMITMENTS	194
	CONTROLS AND PROCEDURES	196
ITEM 3.	PROPERTIES	198
ITEM 4.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	198
ITEM 5.	DIRECTORS AND EXECUTIVE OFFICERS	201
ITEM 6.	EXECUTIVE COMPENSATION	205
ITEM 7.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE	242
ITEM 8.	LEGAL PROCEEDINGS	244
ITEM 9.	MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS	246
ITEM 10.	RECENT SALES OF UNREGISTERED SECURITIES	248
ITEM 11.	DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED	249
ITEM 12.	INDEMNIFICATION OF DIRECTORS AND OFFICERS	251

i	Freddie Mac

ii	Freddie Mac

FORWARD-LOOKING STATEMENTS

We regularly communicate information concerning our business activities to investors, securities analysts, the news media and others as part of our normal operations. Some of these communications, including the “BUSINESS,” “RECENT EVENTS,” “ANNUAL MD&A” and “INTERIM MD&A” sections of this Registration Statement, contain “forward-looking statements” pertaining to our current expectations and objectives for financial reporting, remediation efforts, future business plans, capital plans, results of operations, financial condition and market trends and developments. Forward-looking statements are often accompanied by, and identified with, terms such as “seek,” “forecasts,” “objective,” “believe,” “expect,” “trend,” “future,” “intend,” “could,” and similar phrases. These statements are not historical facts, but rather represent our expectations based on current information, plans, estimates and projections. Forward-looking statements involve known and unknown risks, uncertainties and other factors, some of which are beyond our control. You should be careful about relying on any forward-looking statements and should also consider all risks, uncertainties and other factors described in this Registration Statement in considering any forward-looking statements. Actual results may differ materially from those discussed as a result of various factors, including those factors described in the “RISK FACTORS” section of this Registration Statement. Factors that could cause actual results to differ materially from the expectations expressed in these and other forward-looking statements by management include, among others:

•	changes in applicable legislative or regulatory requirements, including enactment of government-sponsored enterprise, or GSE, oversight legislation, changes to our charter, affordable housing goals, regulatory capital requirements, the exercise or assertion of regulatory or administrative authority beyond historical practice, or regulation of the subprime or non-traditional mortgage market;

•	our ability to effectively identify and manage credit risk and/or changes to the credit environment;

•	changes in general economic conditions, including the risk of U.S. or global economic recession, regional employment rates, liquidity of the markets and availability of credit in the markets;

•	our ability to effectively implement our business strategies and manage the risks in our business, including our efforts to improve the supply and liquidity of, and demand for, our products;

•	changes in our assumptions or estimates regarding rates of growth in our business, spreads we expect to earn, required capital levels, the timing and impact of capital transactions;

•	changes in pricing or valuation methodologies, models, assumptions, estimates and/or other measurement techniques;

•	further adverse rating actions by credit rating agencies in respect of structured credit products, other credit-related exposures, or mortgage or bond insurers;

•	our ability to manage and forecast our capital levels;

•	our ability to effectively identify and manage interest-rate and other market risks, including the levels and volatilities of interest rates, as well as the shape and slope of the yield curves;

•	incomplete or inaccurate information provided by customers and counterparties, or adverse changes in the financial condition of our customers and counterparties;

•	our ability to effectively identify, assess, evaluate, manage, mitigate or remediate control deficiencies and risks, including material weaknesses and significant deficiencies, in our internal control over financial reporting and disclosure controls and procedures;

•	our ability to effectively and timely implement the remediation plan undertaken as a result of the restatement of our consolidated financial statements and the consent order entered into with the Office of Federal Housing Enterprise Oversight, or OFHEO, including particular initiatives relating to technical infrastructure and controls over financial reporting;

•	our ability to effectively manage and implement changes, developments or impacts of accounting or tax standards and interpretations;

•	changes in the loans available for us to purchase, such as increases or decreases in the conforming loan limits;

•	the availability of debt financing and equity capital in sufficient quantity and at attractive rates to support growth in our retained portfolio, to refinance maturing debt and to meet regulatory capital requirements;

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•	the rate of growth in total outstanding U.S. residential mortgage debt, the size of the U.S. residential mortgage market and homeownership rates, supply and demand of available multifamily housing;

•	direct and indirect impacts of continuing deterioration of subprime and other real estate markets;

•	the levels and volatility of interest rates, mortgage-to-debt option adjusted spreads, and home prices;

•	volatility of reported results due to changes in fair value of certain instruments or assets;

•	the availability of options, interest-rate and currency swaps and other derivative financial instruments of the types and quantities and with acceptable counterparties needed for investment funding and risk management purposes;

•	changes to our underwriting and disclosure requirements or investment standards for mortgage-related products;

•	the ability of our financial, accounting, data processing and other operating systems or infrastructure and those of our vendors to process the complexity and volume of our transactions;

•	preferences of originators in selling into the secondary market and borrower preferences for fixed-rate mortgages or adjustable-rate mortgages, or ARMs;

•	investor preferences for mortgage loans and mortgage-related and debt securities versus other investments;

•	the occurrence of a major natural or other disaster in geographic areas that would adversely affect our Total mortgage portfolio holdings;

•	other factors and assumptions described in this Registration Statement, including in the sections titled “BUSINESS,” “RISK FACTORS,” “RECENT EVENTS,” “ANNUAL MD&A” and “INTERIM MD&A”;

•	our assumptions and estimates regarding the foregoing and our ability to anticipate the foregoing factors and their impacts; and

•	market reactions to the foregoing.

We undertake no obligation to update forward-looking statements we make to reflect events or circumstances after the date of this Registration Statement or to reflect the occurrence of unanticipated events.

2	Freddie Mac

ITEM 1. BUSINESS

Overview

Freddie Mac is a stockholder-owned company chartered by Congress in 1970 to stabilize the nation’s residential mortgage markets and expand opportunities for homeownership and affordable rental housing. Our mission is to provide liquidity, stability and affordability to the U.S. housing market. We fulfill our mission by purchasing residential mortgages and mortgage-related securities in the secondary mortgage market and securitizing them into mortgage-related securities that can be sold to investors. We are one of the largest purchasers of mortgage loans in the U.S. Our purchases of mortgage assets provide lenders with a steady flow of low-cost mortgage fundings. We purchase single-family and multifamily mortgage-related securities for our investments portfolio. We also purchase multifamily residential mortgages in the secondary mortgage market and hold those loans for investment. We finance purchases of our mortgage-related securities and mortgage loans, and manage our interest-rate and other market risks, primarily by issuing a variety of debt instruments and entering into derivative contracts in the capital markets. See “ANNUAL MD&A — PORTFOLIO BALANCES AND ACTIVITIES — Table 44 — Total Mortgage Portfolio and Segment Portfolio Composition” and “INTERIM MD&A — PORTFOLIO BALANCES AND ACTIVITIES — Table 100 — Total Mortgage Portfolio and Segment Portfolio Composition” for an overview of our various portfolios.

Though we are chartered by Congress, our business is funded with private capital. We are responsible for making payments on our securities. Neither the U.S. government nor any other agency or instrumentality of the U.S. government is obligated to fund our mortgage purchase or financing activities or to guarantee our securities and other obligations.

Our Charter and Mission

The Federal Home Loan Mortgage Corporation Act, which we refer to as our charter, forms the framework for our business activities, the products we bring to market and the services we provide to the nation’s residential housing and mortgage industries. Our charter also determines the types of mortgage loans that we are permitted to purchase, as described in the Single-family Guarantee segment and the Multifamily segment.

Our mission is defined in our charter:

•	to provide stability in the secondary market for residential mortgages;

•	to respond appropriately to the private capital market;

•	to provide ongoing assistance to the secondary market for residential mortgages (including activities relating to mortgages for low-and moderate-income families involving an economic return that may be less than the return earned on other activities); and

•	to promote access to mortgage credit throughout the U.S. (including central cities, rural areas and other underserved areas).

Our activities in the secondary mortgage market benefit consumers by providing lenders a steady flow of low-cost mortgage funding. This flow of funds helps moderate cyclical swings in the housing market, equalizes the flow of mortgage funds regionally throughout the U.S. and makes mortgage funds available in a variety of economic conditions. In addition, the supply of cash made available to lenders through this process reduces mortgage rates on loans within the dollar limits set in accordance with our charter. These lower rates help make homeownership affordable for more families and individuals than would be possible without our participation in the secondary mortgage market.

To facilitate our mission, our charter provides us with special attributes including:

•	exemption from the registration and reporting requirements of the Securities Act and the Exchange Act. We are, however, subject to the general antifraud provisions of the federal securities laws and have committed to the voluntary registration of our common stock with the SEC under the Exchange Act;

•	favorable treatment of our securities under various investment laws and other regulations;

•	discretionary authority of the Secretary of the Treasury to purchase up to $2.25 billion of our securities; and

•	exemption from state and local taxes, except for taxes on real property that we own.

Market Overview

We conduct business in the U.S. residential mortgage market and the global securities market. Our participation in these markets links America’s homebuyers with the world’s capital markets. In general terms, the U.S. residential mortgage market consists of a primary mortgage market that links homebuyers and lenders and a secondary mortgage market that links lenders and investors. In the primary market, residential mortgage lenders such as mortgage banking companies, commercial banks, savings institutions, credit unions and other financial institutions originate or provide mortgages to borrowers. They obtain the funds they lend to mortgage borrowers in a variety of ways, including by selling mortgages into the secondary market. Our charter does not permit us to originate loans in the primary mortgage market.

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The secondary market consists of institutions engaged in buying and selling mortgages in the form of whole loans (i.e., mortgages that have not been securitized) and mortgage-related securities. We participate in the secondary mortgage market by purchasing mortgage loans and mortgage-related securities for investment and by issuing guaranteed mortgage-related securities called Mortgage Participation Certificates, or PCs. We do not lend money directly to homeowners. The following diagram illustrates how we create PCs that can be sold to investors or held by us to provide liquidity to the mortgage market:

We guarantee the PCs created in this process in exchange for a combination of management and guarantee fees paid on a monthly basis as a percentage of the underlying unpaid principal balance of the loans and initial upfront cash payments referred to as credit or delivery fees. Our guarantee increases the marketability of the PCs, providing liquidity to the mortgage market. Various other participants also play significant roles in the residential mortgage market. Mortgage brokers advise prospective borrowers about mortgage products and lending rates, and they connect borrowers with lenders. Mortgage servicers administer mortgage loans by collecting payments of principal and interest from borrowers as well as amounts related to property taxes and insurance. They remit the principal and interest payments to us, less a servicing fee, and we pass these payments through to mortgage investors, less a fee we charge to provide our guarantee (i.e., the management and guarantee fee). In addition, private mortgage insurance companies and other financial institutions sometimes provide third-party insurance for mortgage loans or pools of loans. Our charter requires third-party insurance or other credit protections on some loans that we purchase.

With the exceptions noted below, our charter also prohibits us from purchasing first-lien conventional (not guaranteed or insured by any agency or instrumentality of the U.S. government) single-family mortgages if the outstanding principal balance at the time of purchase exceeds 80 percent of the value of the property securing the mortgage unless we have one or more of the following credit protections:

•	mortgage insurance from an approved mortgage insurer;

•	a seller’s agreement to repurchase or replace (for periods and under conditions as we may determine) any mortgage that has defaulted; or

•	retention by the seller of at least a 10 percent participation interest in the mortgages.

This requirement does not apply to multifamily mortgages or to mortgages insured by the Federal Housing Administration, or FHA, or partially guaranteed by the Department of Veterans Affairs, or VA.

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Under our charter, so far as practicable, we may only purchase mortgages that are of a quality, type and class that generally meet the purchase standards of private institutional mortgage investors. This means the mortgages we purchase must be readily marketable to institutional mortgage investors.

Residential Mortgage Debt Market

We compete in the large and growing U.S. residential mortgage debt market. This market consists of a primary mortgage market in which lenders originate mortgage loans for homebuyers and a secondary mortgage market in which the mortgage loans are resold. At March 31, 2008, our total mortgage portfolio, which includes our retained portfolio and credit guarantee portfolio, was $2.1 trillion, while the total U.S. residential mortgage debt outstanding, which includes single-family and multifamily loans, was approximately $12 trillion. See “PORTFOLIO BALANCES AND ACTIVITIES” in both “ANNUAL MD&A” and “INTERIM MD&A” for further information on the composition of our mortgage portfolios.

Growth in the U.S. residential mortgage debt market is affected by several factors, including changes in interest rates, employment rates in various regions of the country, homeownership rates, home price appreciation, lender preferences regarding credit risk and borrower preferences regarding mortgage debt. The amount of residential mortgage debt available for us to purchase and the mix of available loan products are also affected by several factors, including the volume of single-family mortgages meeting the requirements of our charter and the mortgage purchase and securitization activity of other financial institutions. See “RISK FACTORS” for additional information.

Table 1 provides important indicators for the U.S. residential mortgage market.

Table 1 — Mortgage Market Indicators

	Year Ended December 31,
	2007	2006	2005

Home sale units (in thousands)(1)	5,713	6,728	7,463
House price appreciation(2)	(0.3)%	4.1%	9.6%
Single-family originations (in billions)(3)	$2,430	$2,980	$3,120
Adjustable-rate mortgage share(4)	10%	22%	30%
Refinance share(5)	45%	41%	44%
U.S. single-family mortgage debt outstanding (in billions)(6)	$11,158	$10,452	$9,379
U.S. multifamily mortgage debt outstanding (in billions)(6)	$837	$741	$688

(1)	Includes sales of new and existing homes in the U.S. and excludes condos/co-ops. Source: National Association of Realtors news release dated February 25, 2008 (sales of existing homes) and U.S. Census Bureau news release dated January 28, 2008 (sales of new homes).
(2)	Source: Office of Federal Housing Enterprise Oversight’s 4Q 2007 House Price Index Report dated February 26, 2008 (purchase-only U.S. index).
(3)	Source: Inside Mortgage Finance estimates of originations of single-family first-and second liens dated February 8, 2008.
(4)	Adjustable-rate mortgage share of the number of conventional one-family mortgages for home purchase. Data for 2007 and 2006 are annual averages of monthly figures and 2005 is an annual composite. Source: Federal Housing Finance Board’s Monthly Interest Rate Survey release dated January 24, 2008.
(5)	Refinance share of the number of conventional mortgage applications. Source: Mortgage Bankers Association’s Mortgage Applications Survey. Data reflect annual averages of weekly figures.
(6)	Source: Federal Reserve Flow of Funds Accounts of the United States dated June 5, 2008.

Our Customers

Our customers are predominantly lenders in the primary mortgage market that originate mortgages for homeowners and apartment owners. These lenders include mortgage banking companies, commercial banks, savings banks, community banks, credit unions, state and local housing finance agencies and savings and loan associations.

We acquire a significant portion of our mortgages from several large lenders. These lenders are among the largest mortgage loan originators in the U.S. We have contracts with a number of mortgage lenders that include a commitment by the lender to sell us a minimum percentage or dollar amount of its mortgage origination volume. These contracts typically last for one year. If a mortgage lender fails to meet its contractual commitment, we have a variety of contractual remedies, including the right to assess certain fees. Our mortgage purchase contracts contain no penalty or liquidated damages clauses based on our inability to take delivery of presented mortgage loans. However, if we were to fail to meet our contractual commitment, we could be deemed to be in breach of our contract and could be liable for damages in a lawsuit. As the mortgage industry has been consolidating, we, as well as our competitors, have been seeking increased business from a decreasing number of key lenders. For the year ended December 31, 2007, and for the three months ended March 31, 2008, three mortgage lenders each accounted for more than 10% of our single-family mortgage purchase volume. These three lenders collectively accounted for approximately 45% and 42%, of total volume for the year ended December 31, 2007, and the three months ended March 31, 2008, respectively and our top ten lenders represented approximately 79% of our single-family mortgage purchase volume for the same two periods. Further, our top three multifamily lenders collectively represented approximately 44% of our multifamily purchase volume and our top ten multifamily lenders represented approximately 80% of our multifamily purchase volume for the year ended December 31, 2007, and the three months ended March 31, 2008. See “RISK FACTORS — Competitive and Market Risks” for additional information.

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Our Business Segments

We manage our business through three reportable segments:

•	Single-family Guarantee;

•	Investments; and

•	Multifamily.

Certain activities that are not part of a segment are included in the All Other category. For a summary and description of our financial performance and financial condition on a consolidated as well as segment basis, see “MD&A” and “FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA” and the accompanying notes to our consolidated financial statements.

Single-family Guarantee Segment

In our Single-family guarantee segment, we purchase single-family mortgages originated by our lender customers in the primary mortgage market. We securitize certain of the mortgages we have purchased and issue mortgage-related securities that can be sold to investors or held by us, in our Investments segment. We guarantee the payment of principal and interest on these mortgage-related securities in exchange for a combination of management and guarantee fees paid on a monthly basis as a percentage of the underlying unpaid principal balance of the loans and initial upfront cash payments referred to as credit or delivery fees.

Earnings for this segment consist primarily of guarantee fee revenues, including amortization of upfront payments, less related credit costs and operating expenses.

Loan and Security Purchases

Our charter establishes requirements for and limitations on the mortgages and mortgage-related securities we may purchase, as described below. In the Single-family Guarantee segment, we purchase and securitize “single-family mortgages,” which are mortgages that are secured by one- to four-family properties. The primary types of single-family mortgages we purchase are 40-year, 30-year, 20-year, 15-year and 10-year fixed-rate mortgages, interest-only mortgages, adjustable rate mortgages or ARMs, and balloon/reset mortgages.

Our charter places a dollar amount cap, called the “conforming loan limit,” on the original principal balance of single-family mortgage loans we purchase. This limit is determined annually each October using a methodology based on changes in the national average price of a one-family residence, as surveyed by the Federal Housing Finance Board. For 2006 to 2008, the conforming loan limit for a one-family residence was set at $417,000. Higher limits apply to two-to four-family residences. The conforming loan limits are 50% higher for mortgages secured by properties in Alaska, Guam, Hawaii and the U.S. Virgin Islands. No comparable limits apply to our purchases of multifamily mortgages. As part of the Economic Stimulus Act of 2008, these conforming loan limits were temporarily increased. See “Regulation and Supervision — Legislation — Temporary Increase in Conforming Loan Limits.”

Loan and Credit Quality

Our charter requires that we obtain additional credit protection if the unpaid principal balance of a conventional single-family mortgage that we purchase exceeds 80% of the value of the property securing the mortgage. See “CREDIT RISKS — Mortgage Credit Risk — Underwriting Requirements and Quality Control Standards” for additional information.

Guarantees

In our Single-family Guarantee segment, we guarantee the payment of principal and interest on single-family mortgage-related securities, including those held in our retained portfolio, in exchange for a combination of management and guarantee fees paid on a monthly basis as a percentage of the underlying unpaid principal balance of the loans, and initial upfront cash payments referred to as credit or delivery fees. Earnings for this segment consist primarily of guarantee fee revenues, including amortization of upfront payments, less related credit costs and operating expenses. Also included is the interest earned on assets held in the Investments segment related to single-family guarantee activities, net of allocated funding costs and amounts related to net float benefits.

Through our Single-family Guarantee segment, we seek to issue guarantees with fee terms that we believe offer attractive long-term returns relative to anticipated credit costs. In addition, we seek to improve our share of the total residential mortgage securitization market by improving customer service, expanding our customer base, and expanding the types of mortgages we guarantee and the products we offer. We may make trade-offs in our pricing and our risk profile in order to maintain market share, support liquidity in various segments of the residential mortgage market, support the price performance of our PCs and acquire business in pursuit of our affordable housing goals and subgoals.

We provide guarantees to many of our larger customers through contracts that require them to sell or securitize a specified minimum share of their eligible loan originations to us, subject to certain conditions and exclusions. The purchase and securitization of mortgage loans from customers under these longer-term contracts have fixed pricing schedules for our

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management and guarantee fees that are negotiated at the outset of the contract. We call these transactions “flow” activity and they represent the majority of our purchase volumes. The remainder of our purchases and securitizations of mortgage loans occurs in “bulk” transactions for which purchase prices and management and guarantee fees are negotiated on an individual transaction basis. Mortgage purchase volumes from individual customers can fluctuate significantly.

Securitization Activities

We securitize substantially all of the newly or recently originated single-family mortgages we have purchased and issue mortgage-related securities called PCs that can be sold to investors or held by us. We guarantee the payment of principal and interest on these mortgage-related securities in exchange for compensation, which we refer to as management and guarantee fees. We generally hold PCs instead of single-family mortgage loans for investment purposes primarily to provide flexibility in determining what to sell or hold and to allow for cost effective interest-rate risk management.

The compensation we receive in exchange for our guarantee activities includes a combination of management and guarantee fees paid on a monthly basis as a percentage of the underlying unpaid principal balance of the loans and initial upfront cash payments referred to as credit or delivery fees. We recognize the fair value of the right to receive ongoing management and guarantee fees as a guarantee asset at the inception of a guarantee. We subsequently account for the guarantee asset like a debt security, which performs similar to an interest-only security, classified as trading and reflect changes in the fair value of the guarantee asset in earnings. We recognize a guarantee obligation at inception equal to the fair value of the compensation received, including any upfront credit or delivery fees, less upfront payments paid by us to buy-up the monthly management and guarantee fee, plus any upfront payments received by us to buy-down the monthly management and guarantee fee rate, plus any seller provided credit enhancements. The guarantee obligation represents deferred revenue that is amortized into earnings as we are relieved from risk under the guarantee.

The guarantee we provide increases the marketability of our mortgage-related securities, providing additional liquidity to the mortgage market. The types of mortgage-related securities we guarantee include the following:

•	PCs we issue;

•	single-class and multi-class Structured Securities (including Structured Transactions) we issue; and

•	securities related to tax-exempt multifamily housing revenue bonds (see Multifamily segment).

PCs

Our PCs are pass-through securities that represent undivided beneficial interests in trusts that own pools of mortgages we have purchased. For our fixed-rate PCs, we guarantee the timely payment of interest and the timely payment of principal. For our ARM PCs, we guarantee the timely payment of the weighted average coupon interest rate for the underlying mortgage loans. We do not guarantee the timely payment of principal for ARM PCs; however, we do guarantee the full and final payment of principal. In exchange for providing this guarantee, we receive a contractual management and guarantee fee and other up-front credit-related fees. We issue most of our PCs in transactions in which our customers exchange mortgage loans for PCs. We refer to these transactions as Guarantor Swaps. The following diagram illustrates a Guarantor Swap transaction:

Guarantor Swap

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We also issue PCs in exchange for cash. The following diagram illustrates an exchange for cash in a “cash auction” of PCs:

Cash Auction of PCs

Other investors purchase our PCs, including pension funds, insurance companies, securities dealers, money managers, commercial banks, foreign central banks and other fixed-income investors. PCs differ from U.S. Treasury securities and other fixed-income investments in two ways. First, they can be prepaid at any time because homeowners can pay off the underlying mortgages at any time prior to a loan’s maturity. Because homeowners have the right to prepay their mortgage, the securities implicitly have a call option that significantly reduces the average life of the security as compared to the contractual loan maturity. Consequently, mortgage-backed securities generally provide a higher nominal yield than certain other fixed-income products. Second, PCs are not backed by the full faith and credit of the United States, as are U.S. Treasury securities. However, we guarantee the payment of interest and principal on all our PCs, as discussed above.

Our PCs provide investors with many benefits. The U.S. mortgage-backed securities market makes up more than one-quarter of the U.S. fixed-income securities market, the largest in size in terms of volume of outstanding securities. As part of this market, Freddie Mac’s mortgage-backed securities are among the most liquid and widely held in the world. Freddie Mac securities offer transparency by providing loan-level disclosure on our mortgage-backed securities. This allows investors the ability to further analyze our securities over time, including being able to better compare the prepayment behavior of the loans backing our securities. PCs are a valuable fixed-income investment for a broad range of both domestic and foreign investors, offering attractive yields, high liquidity, improving price performance and opportunities to use PCs to obtain financing through dollar roll or other financing transactions.

Structured Securities

Our Structured Securities represent beneficial interests in pools of PCs and certain other types of mortgage-related assets. We create Structured Securities primarily by using PCs or previously issued Structured Securities as collateral. Similar to our PCs, we guarantee the payment of principal and interest to the holders of all tranches of our Structured Securities. By issuing Structured Securities, we seek to provide liquidity to alternative sectors of the mortgage market. We do not charge a management and guarantee fee for Structured Securities, other than Structured Transactions discussed below, because the

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underlying collateral is already guaranteed, so there is no incremental credit risk to guarantee. The following diagram illustrates how we create a Structured Security:

Structured Security

We issue single-class Structured Securities and multi-class Structured Securities. Because the collateral underlying Structured Securities consists of other guaranteed mortgage-related security, there are no concentrations of credit risk in any of the classes of Structured Securities that are issued, and there are no economic residual interests in the underlying securitization trust.

Single-class Structured Securities involve the straight pass through all of the cash flows of the underlying collateral. Multi-class Structured Securities divide all of the cash flows of the underlying mortgage-related assets into two or more classes designed to meet the investment criteria and portfolio needs of different investors by creating classes of securities with varying maturities, payment priorities and coupons, each of which represents a beneficial ownership interest in a separate portion of the cash flows of the underlying collateral. Usually, the cash flows are divided to modify the relative exposure of different classes to interest-rate risk, or to create various coupon structures. The simplest division of cash flows is into principal-only and interest-only classes. Other securities we issue can involve the creation of sequential and planned or targeted amortization classes. In a sequential payment class structure, one or more classes receive all or a disproportionate percentage of the principal payments on the underlying mortgage assets for a period of time until that class or classes is retired, following which the principal payments are directed to other classes. Planned or targeted amortization classes involve the creation of classes that have relatively more predictable amortization schedules across different prepayment scenarios, thus reducing prepayment risk, extension risk, or both.

Our principal multi-class Structured Securities qualify for tax treatment as Real Estate Mortgage Investment Conduits, or REMICs. We issue many of our Structured Securities in transactions in which securities dealers or investors sell us the mortgage-related assets underlying the Structured Securities in exchange for the Structured Securities. For Structured Securities that we issue to third parties in exchange for guaranteed mortgage-related securities, we receive a transaction fee. This transaction fee is compensation for facilitating the transaction, as well as future administrative responsibilities. We do not receive a management and guarantee fee for these transactions because the underlying collateral consists of guaranteed securities, and therefore there is no incremental guarantee obligation. We also sell Structured Securities to securities dealers in exchange for cash.

Structured Transactions

We also issue Structured Securities to third parties in exchange for non-Freddie Mac mortgage-related securities. We refer to these as Structured Transactions. The non-Freddie Mac mortgage-related securities are transferred to trusts that were

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specifically created for the purpose of issuing the Structured Transactions. The following diagram illustrates a Structured Transaction:

Structured Transactions

Structured Transactions can generally be segregated into two different types. In the most common type, we purchase only the senior tranches from a non-Freddie Mac senior-subordinated securitization, place these senior tranches into a securitization trust, provide a guarantee of the principal and interest of the senior tranches, and issue the Structured Transaction. For all other Structured Transactions, we purchase single class pass through securities, place them in a securitization trust, guarantee the principal and interest, and issue the Structured Transaction. In exchange for providing our guarantee, we may receive a management and guarantee fee.

Although Structured Transactions generally have underlying mortgage loans with varying risk characteristics, we do not issue tranches that have concentrations of credit risk, as all cash flows of the underlying collateral are passed through to the holders of the securities and there are no economic residual interests in the securitization trusts. Further, the senior tranches we purchase as collateral for the Structured Transactions benefit from credit protections from the related subordinated tranches, which we do not purchase. Additionally, there are other credit enhancements and structural features retained by the seller, such as excess interest or overcollateralization, that provide credit protection to our interests, and reduce the likelihood that we will have to perform under our guarantee. Structured Transactions backed by single class pass through securities do not benefit from structural or other credit enhancement protections.

During 2007, we entered into long-term standby commitments for mortgage assets held by third parties that require us to purchase loans from lenders when the loans subject to these commitments meet certain delinquency criteria. During the first half of 2008, a majority of the long-term standby commitments were converted to PCs or Structured Transactions.

For information about the relative size of our of our securitization products, refer to Table 46 — Guaranteed PCs and Structured Securities and Table 47 — Single-Class and Multi-Class PCs and Structured Securities in “ANNUAL MD&A — PORTFOLIO BALANCES AND ACTIVITIES” and Table 102 — Guaranteed PCs and Structured Securities in “INTERIM MD&A — PORTFOLIO BALANCES AND ACTIVITIES.” For information about the relative performance of these securities, refer to our CREDIT RISKS sections under both “ANNUAL MD&A” and “INTERIM MD&A.”

PC Trust Documents

In December 2007, we introduced trusts into our security issuance process. Under our PC master trust agreement, we established trusts for all of our PCs issued both prior and subsequent to December 2007. In addition, each PC trust, regardless of the date of its formation, is governed by a pool supplement documenting the formation of the PC trust and the

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issuance of the related PCs by that trust. The PC master trust agreement, along with the pool supplement, offering circular, any offering circular supplement, and any amendments, are the “PC trust documents” that govern each individual PC trust.

In accordance with the terms of our PC trust documents, we have the option, and in some instances the requirement, to purchase specified mortgage loans from the trust. We purchase these mortgages at an amount equal to the current unpaid principal balance, less any outstanding advances of principal on the mortgage that have been paid to the PC holder.

In accordance with the terms of our PC trust documents, we have the right, but are not required, to purchase a mortgage loan from a PC trust under a variety of circumstances. Generally, we elect to purchase mortgages that back our PCs and Structured Securities from the underlying loan pools when they are significantly past due. Through November 2007, our general practice was to purchase the mortgage loans out of PCs after the loans became 120 days delinquent. In December 2007, we changed our practice to purchase mortgages that are 120 days or more delinquent from pools underlying our PCs when:

•	the mortgages have been modified;

•	a foreclosure sale occurs;

•	the mortgages are delinquent for 24 months; or

•	the cost of guarantee payments to PC holders, including advances of interest at the security coupon rate, exceeds the cost of holding the nonperforming loans in our portfolio.

In accordance with the terms of our PC trust documents, we are required to purchase a mortgage loan from a PC trust in the following situations:

•	if a court of competent jurisdiction or a federal government agency, duly authorized to oversee or regulate our mortgage purchase business, determines that our purchase of the mortgage was unauthorized and a cure is not practicable without unreasonable effort or expense, or if such a court or government agency requires us to repurchase the mortgage;

•	if a borrower exercises its option to convert the interest rate from an adjustable rate to a fixed rate on a convertible ARM; and

•	in the case of balloon loans, shortly before the mortgage reaches its scheduled balloon repayment date.

The To Be Announced Market

Because our PCs are homogeneous, issued in high volume and highly liquid, they trade on a “generic” basis by PC coupon rate, also referred to as trading in the To Be Announced, or TBA, market. A TBA trade in Freddie Mac securities represents a contract for the purchase or sale of PCs to be delivered at a future date; however, the specific PCs that will be delivered to fulfill the trade obligation, and thus the specific characteristics of the mortgages underlying those PCs, are not known (i.e., “announced”) at the time of the trade, but only shortly before the trade is settled. The use of the TBA market increases the liquidity of mortgage investments and improves the distribution of investment capital available for residential mortgage financing, thereby helping us to accomplish our statutory mission.

The Securities Industry and Financial Markets Association publishes guidelines pertaining to the types of mortgages that are eligible for TBA trades. On February 15, 2008, the Securities Industry and Financial Markets Association announced that the higher loan balances, which are now eligible for purchase by the Federal Housing Administration, or FHA, or the government-sponsored entities, or GSEs (i.e., Freddie Mac and the Federal National Mortgage Association, or Fannie Mae) under the temporary increase to conforming loan limits in the Economic Stimulus Act of 2008, described in “Regulation and Supervision — Legislation — Temporary Increase in Conforming Loan Limits,” will not be eligible for inclusion in TBA pools. By segregating these mortgages with higher loan balances from TBA eligible securities, we minimize any impact to the existing TBA market for our securities.

Credit Risk

Our Single-family Guarantee segment is responsible for pricing and managing credit risk related to single-family loans, including and single-family loans underlying our PCs. For more information regarding credit risk, see “CREDIT RISKS” under both “ANNUAL MD&A” and “INTERIM MD&A” and “NOTE 5: MORTGAGE LOANS AND LOAN LOSS RESERVES” to both our audited and unaudited consolidated financial statements.

Investments Segment

Our Investments business is responsible for investment activity in mortgages and mortgage-related securities, other investments, debt financing, and for managing our interest-rate risk, liquidity and capital positions. We invest principally in mortgage-related securities and single-family mortgages through our mortgage-related investment portfolio.

We seek to generate attractive returns on our portfolio of mortgage-related investment portfolio while maintaining a disciplined approach to interest-rate risk and capital management. We seek to accomplish this objective through opportunistic purchases, sales and restructuring of mortgage assets or repurchase of liabilities. Although we are primarily a buy and hold

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investor in mortgage assets, we may sell assets to reduce risk, to respond to capital constraints, to provide liquidity or to structure certain transactions that improve our returns. We estimate our expected investment returns using an option-adjusted spread, or OAS, approach. However, our Investments segment activities may include the purchase of mortgages and mortgage-related securities with less attractive investment returns and with incremental risk in order to achieve our affordable housing goals and subgoals. We also maintain a cash and non-mortgage-related securities investment portfolio in this segment to help manage our liquidity needs.

Debt Financing

We fund our investment activities in our Investments and Multifamily segments by issuing short-term and long-term debt. Competition for funding can vary with economic and financial market conditions and regulatory environments. See “LIQUIDITY AND CAPITAL RESOURCES” under both “ANNUAL MD&A” and “INTERIM MD&A” for a description of our funding activities.

Risk Management

Our Investment segment has responsibility for managing our interest rate and liquidity risk. We use derivatives to: (a) regularly adjust or rebalance our funding mix in order to more closely match changes in the interest-rate characteristics of our mortgage-related assets; (b) economically hedge forecasted issuances of debt and synthetically create callable and non-callable funding; and (c) economically hedge foreign-currency exposure. For more information regarding our derivatives, see “QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK” under both “ANNUAL MD&A” and “INTERIM MD&A” and “NOTE 11: DERIVATIVES” to our audited consolidated financial statements and “NOTE 10: DERIVATIVES” to our unaudited consolidated financial statements.

PC and Structured Securities Support Activities

We support the liquidity and depth of the market for PCs through a variety of activities, including educating dealers and investors about the merits of trading and investing in PCs, enhancing disclosure related to the collateral underlying our securities and introducing new mortgage-related securities products and initiatives. We support the price performance of our PCs through a variety of strategies, including the purchase and sale by our retained portfolio of PCs and other agency securities, including securities issued by Fannie Mae, a similarly chartered GSE, as well as through the issuance of Structured Securities. Purchases and sales by our retained portfolio influence the relative supply and demand for securities, and the issuance of Structured Securities increases demand for PCs. Increasing demand for our PCs helps support the price performance of our PCs.

While some purchases of PCs may result in expected returns that are below our normal thresholds, this strategy is not expected to have a material effect on our long-term economic returns. Depending upon market conditions, including the relative prices, supply of and demand for PCs and comparable Fannie Mae securities, as well as other factors, there may be substantial variability in any period in the total amount of securities we purchase or sell for our retained portfolio in accordance with this strategy. We may increase, reduce or discontinue these or other related activities at any time, which could affect the liquidity and depth of the market for PCs.

Multifamily Segment

Our Multifamily segment activities include purchases of multifamily mortgages for investment and guarantees of payments of principal and interest on multifamily mortgage-related securities and mortgages underlying multifamily housing revenue bonds. The assets of the Multifamily segment include mortgages that finance multifamily rental apartments. We seek to generate attractive investment returns on our multifamily mortgage loans while fulfilling our mission to supply affordable rental housing. We also issue guarantees that we believe offer attractive long-term returns relative to anticipated credit costs.

Multifamily mortgages are secured by properties with five or more residential rental units, including apartment communities. These are generally structured as balloon mortgages with terms ranging from five to ten years with a thirty year amortization schedule. Our multifamily mortgage products, services and initiatives are designed to finance affordable rental housing for low-and moderate-income families.

We do not typically securitize multifamily mortgages, because our multifamily loans are typically large, customized, non-homogenous loans, that are not as conducive to securitization and the market for private-label multifamily securitizations is currently relatively illiquid. Accordingly, we typically hold multifamily loans for investment purposes. We also buy senior classes of commercial mortgage-backed securities, or CMBS, backed by pools of multifamily mortgages, which are held in our Investments segment. The vast majority of the apartment units we finance are affordable to low- and moderate-income families.

The multifamily property market is affected by employment strength, the relative affordability of single-family home prices, and construction cycles, all of which influence the supply and demand for apartments and pricing for rentals. Our multifamily loan purchases are largely through established institutional channels where we are generally providing either post or mid-construction financing to large apartment project operators with established track records. Property location and

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leasing cash flows provide support to capitalization values on multifamily properties, on which investors base lending decisions.

Our Multifamily segment also includes certain equity investments in various limited partnerships that sponsor low-and moderate-income multifamily rental apartments, which benefit from low-income housing tax credits, or LIHTC. These activities support our mission to supply financing for affordable rental housing. We guarantee the payment of principal and interest on multifamily mortgage loans and securities that are originated and held by state and municipal housing finance agencies to support tax-exempt and taxable multifamily housing revenue bonds. By engaging in these activities, we provide liquidity to this sector of the mortgage market.

Our Competition

Our principal competitors are Fannie Mae, the Federal Home Loan Banks, other financial institutions that retain or securitize mortgages, such as commercial and investment banks, dealers, thrift institutions, and insurance companies. We compete on the basis of price, products, structure and service.

Employees

At June 30, 2008, we had 5,085 full-time and 104 part-time employees. Our principal offices are located in McLean, Virginia.

Available Information

While we are exempt from Exchange Act registration and reporting requirements, we have committed to register our common stock under the Exchange Act. Once this process is complete, we will be subject to the financial reporting requirements applicable to registrants under the Exchange Act, including the requirement to file with the SEC annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. In addition, OFHEO issued a supplemental disclosure regulation under which we will file proxy statements and our officers and directors will file insider transaction reports to the SEC in accordance with rules promulgated under the Exchange Act.

Our financial disclosure documents are available free of charge on our website at www.freddiemac.com. (We do not intend this internet address to be an active link and are not using references to this internet address here or elsewhere in this Registration Statement to incorporate additional information into this Registration Statement.) When our Registration Statement becomes effective, we will make available free of charge through our website our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all other SEC reports and amendments to those reports as soon as reasonably practicable after we electronically file the material with, or furnish it to, the SEC. In addition, our Forms 10-K, 10-Q and 8-K, and other information filed with the SEC, will be available for review and copying free of charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site (www.sec.gov) that contains reports, proxy and information statements, and other information regarding companies that file electronically with the SEC. Our corporate governance guidelines, codes of conduct for employees and members of the board of directors (and any amendments or waivers that would be required to be disclosed) and the charters of the board’s five standing committees (Audit; Finance and Capital Deployment; Mission, Sourcing and Technology; Governance, Nominating and Risk Oversight; and Compensation and Human Resources Committees) are also available on our website at www.freddiemac.com. Printed copies of these documents may be obtained upon request from our Investor Relations department.

Regulation and Supervision

In addition to the limitations on our business activities described above in “BUSINESS — Our Charter and Mission,” we are subject to regulation and oversight by HUD and OFHEO under our charter and the Federal Housing Enterprises Financial Safety and Soundness Act of 1992, or the GSE Act. We are also subject to certain regulation by other government agencies.

Department of Housing and Urban Development

HUD has general regulatory authority over Freddie Mac, including authority over new programs, affordable housing goals and fair lending. HUD periodically conducts reviews of our activities to ensure conformity with our charter and other regulatory obligations.

Housing Goals and Home Purchase Subgoals

HUD establishes annual affordable housing goals, which are set forth below in Table 2. The goals, which are set as a percentage of the total number of dwelling units underlying our total mortgage purchases, have risen steadily since they became permanent in 1995. The goals are intended to expand housing opportunities for low- and moderate-income families, low-income families living in low-income areas, very low-income families and families living in HUD-defined underserved areas. The goal relating to low-income families living in low-income areas and very low-income families is referred to as the “special affordable” housing goal. This special affordable housing goal also includes a multifamily subgoal that sets an

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annual minimum dollar volume of qualifying multifamily mortgage purchases. In addition, HUD has established three subgoals that are expressed as percentages of the total number of mortgages we purchased that finance the purchase of single-family, owner-occupied properties located in metropolitan areas.

Table 2 — Housing Goals and Home Purchase Subgoals for 2007 and 2008(1)

	Housing Goals
	2008	2007

Low- and moderate-income goal	56%	55%
Underserved areas goal	39	38
Special affordable goal	27	25
Multifamily special affordable volume target (in billions)	$3.92	$3.92

	Home Purchase
	Subgoals
	2008	2007

Low- and moderate-income subgoal	47%	47%
Underserved areas subgoal	34	33
Special affordable subgoal	18	18

(1)	An individual mortgage may qualify for more than one of the goals or subgoals. Each of the goal and subgoal percentages will be determined independently and cannot be aggregated to determine a percentage of total purchases that qualifies for these goals or subgoals.

Our performance with respect to the goals and subgoals is summarized in Table 3. HUD ultimately determined that we met the goals and subgoals for 2006. In March 2008, we reported to the U.S. Department of Housing and Urban Development, or HUD, that we did not achieve two home purchase subgoals (the low-and moderate-income subgoal and the special affordable housing subgoal) for 2007. We believe that achievement of these two home purchase subgoals was infeasible in 2007 under the terms of the Federal Housing Enterprises Financial Safety and Soundness Act of 1992, or the GSE Act, and accordingly submitted an infeasibility analysis to HUD. In April 2008, HUD notified us that it had determined that, given the declining affordability of the primary market since 2005, the scope of market turmoil in 2007, and the collapse of the non-agency, or private label, secondary mortgage market, the availability of subgoal-qualifying home purchase loans was reduced significantly and therefore achievement of these subgoals was infeasible. Consequently, we will not submit a housing plan to HUD. In 2008, we expect that the market conditions discussed above and the tightened credit and underwriting environment will continue to make achieving our affordable housing goals and subgoals challenging.

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Table 3 — Housing Goals and Home Purchase Subgoals and Reported Results(1)

Housing Goals and Actual Results

	Year Ended December 31,
	2006		2005
	Goal	Result	Goal	Result

Low- and moderate-income goal	53%	55.9%	52%	54.0%
Underserved areas goal	38	42.7	37	42.3
Special affordable goal	23	26.4	22	24.3
Multifamily special affordable volume target (in billions)	$3.92	$13.58	$3.92	$12.35

Home Purchase Subgoals and Actual Results

	Year Ended December 31,
	2006		2005
	Subgoal	Result	Subgoal	Result

Low- and moderate-income subgoal	46%	47.0%	45%	46.8%
Underserved areas subgoal	33	33.6	32	35.5
Special affordable subgoal	17	17.0	17	17.7

(1)	An individual mortgage may qualify for more than one of the goals or subgoals. Each of the goal and subgoal percentages and each of our percentage results is determined independently and cannot be aggregated to determine a percentage of total purchases that qualifies for these goals or subgoals.

From time to time, we make significant adjustments to our mortgage loan sourcing and purchase strategies in an effort to meet the increased housing goals and subgoals. These strategies include entering into some purchase and securitization transactions with lower expected economic returns than our typical transactions. At times, we also relax some of our underwriting criteria to obtain goals-qualifying mortgage loans and may make additional investments in higher-risk mortgage loan products that are more likely to serve the borrowers targeted by HUD’s goals and subgoals. Efforts to meet the goals and subgoals could further increase our credit losses. We continue to evaluate the cost of these activities.

Declining market conditions and regulatory changes during 2007 made meeting our affordable housing goals and subgoals more challenging than in previous years. The increased difficulty we are experiencing has been driven by a combination of factors, including:

•	the decreased affordability of single-family homes that began in 2005;

•	deteriorating conditions in the mortgage credit markets, which have resulted in significant decreases in the number of originations of subprime mortgages; and

•	increases in the levels of the goals and subgoals.

We anticipate that these market conditions will continue to affect our affordable housing activities in 2008. See also “RISK FACTORS — Legal and Regulatory Risks.” However, we view the purchase of mortgage loans that are eligible to count toward our affordable housing goals to be a principal part of our mission and business and we are committed to facilitating the financing of affordable housing for low- and moderate-income families.

If the Secretary of HUD finds that we failed to meet a housing goal established under section 1332, 1333, or 1334 of the GSE Act and that achievement of the housing goal was feasible, the GSE Act states that the Secretary shall require the submission of a housing plan with respect to the housing goal for approval by the Secretary. The housing plan must describe the actions we would take to achieve the unmet goal in the future. HUD has the authority to take enforcement actions against us, including issuing a cease and desist order or assessing civil money penalties, if we: (a) fail to submit a required housing plan or fail to make a good faith effort to comply with a plan approved by HUD; or (b) fail to submit certain data relating to our mortgage purchases, information or reports as required by law. See “RISK FACTORS — Legal and Regulatory Risks.” While the GSE Act is silent on this issue, HUD has indicated that it has authority under the GSE Act to establish and enforce a separate specific subgoal within the special affordable housing goal.

New Program Approval

We are required under our charter and the GSE Act to obtain the approval of the Secretary of HUD for any new program for purchasing, servicing, selling, lending on the security of, or otherwise dealing in, conventional mortgages that is significantly different from:

•	programs that HUD has approved;

•	programs that HUD had approved or we had engaged in before the date of enactment of the GSE Act; or

•	programs that represent an expansion of programs above limits expressly contained in any prior approval regarding the dollar volume or number of mortgages or securities involved.

HUD must approve any such new program unless the Secretary determines that the new program is not authorized under our charter or that the program is not in the public interest.

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Fair Lending

Our mortgage purchase activities are subject to federal anti-discrimination laws. In addition, the GSE Act prohibits discriminatory practices in our mortgage purchase activities, requires us to submit data to HUD to assist in its fair lending investigations of primary market lenders and requires us to undertake remedial actions against lenders found to have engaged in discriminatory lending practices. In addition, HUD periodically reviews and comments on our underwriting and appraisal guidelines for consistency with the Fair Housing Act and the GSE Act.

Anti-Predatory Lending

Predatory lending practices are in direct opposition to our mission, our goals and our practices. We have instituted anti-predatory lending policies intended to prevent the purchase or assignment of mortgage loans with unacceptable terms or conditions or resulting from unacceptable practices. In addition to the purchase policies we have instituted, we promote consumer education and financial literacy efforts to help borrowers avoid abusive lending practices and we provide competitive mortgage products to reputable mortgage originators so that borrowers have a greater choice of financing options.

Office of Federal Housing Enterprise Oversight

OFHEO is the safety and soundness regulator for Freddie Mac and Fannie Mae. The GSE Act established OFHEO as a separate office within HUD, substantially independent of the HUD Secretary. The Director who heads OFHEO is appointed by the President and confirmed by the Senate. The OFHEO Director is responsible for ensuring that Freddie Mac and Fannie Mae are adequately capitalized and operating safely in accordance with the GSE Act. In this regard, OFHEO is authorized to:

•	issue regulations to carry out its responsibilities;

•	conduct examinations;

•	require reports of financial condition and operation;

•	develop and apply critical, minimum and risk-based capital standards, including classifying each enterprise’s capital levels not less than quarterly;

•	prohibit excessive executive compensation under prescribed standards; and

•	impose temporary and final cease-and-desist orders and civil money penalties, provided certain conditions are met.

From time to time, OFHEO has adopted guidance on a number of different topics, including accounting practices, corporate governance and compensation practices.

OFHEO also has exclusive administrative enforcement authority that is similar to that of other federal financial institutions regulatory agencies. That authority can be exercised in the event we fail to meet regulatory capital requirements; violate our charter, the GSE Act, OFHEO regulations, or a written agreement with or order issued by OFHEO; or engage in conduct that threatens to cause a significant depletion of our core capital. Core capital consists of the par value of outstanding common stock (common stock issued less common stock held in treasury), the par value of outstanding non-cumulative, perpetual preferred stock, additional paid-in capital and retained earnings, as determined in accordance with U.S. generally accepted accounting principles, or GAAP.

Consent Order

On December 9, 2003, we entered into a consent order and settlement with OFHEO that concluded its special investigation of the company related to the restatement of our previously issued consolidated financial statements for the years ended December 31, 2000 and 2001 and the revision of fourth quarter and full-year consolidated financial statements for 2002. Under the terms of the consent order, we agreed to undertake certain remedial actions related to governance, corporate culture, internal controls, accounting practices, disclosure and oversight. The consent order required us to make various submissions to OFHEO, to take various actions on an ongoing basis and to complete a variety of actions. We submitted all required submissions in a timely manner; are in compliance with all provisions requiring ongoing actions; and, except for the separation of the positions of Chairman and Chief Executive Officer, we have completed all actions required to be completed. We provide OFHEO with quarterly reports of the status of our progress against the ongoing requirements and against the one remaining item under the consent order. OFHEO public statements have indicated its intention to lift the consent order in the near term.

Voluntary, Temporary Growth Limit

In response to a request by OFHEO on August 1, 2006, we announced that we would voluntarily and temporarily limit the growth of our retained portfolio to 2.0% annually. On September 19, 2007, OFHEO provided an interpretation regarding the methodology for calculating the voluntary, temporary growth limit. Consistent with OFHEO’s February 27, 2008 announcement of the removal of the growth limit on March 1, 2008, the growth limit has expired.

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Capital Standards and Dividend Restrictions

The GSE Act established regulatory capital requirements for us that include ratio-based minimum and critical capital requirements and a risk-based capital requirement designed to ensure that we maintain sufficient capital to survive a sustained severe downturn in the economic environment. These standards determine the amounts of core capital and total capital that we must maintain to meet regulatory capital requirements. Total capital includes core capital and general reserves for mortgage and foreclosure losses and any other amounts available to absorb losses that OFHEO includes by regulation.

•	Minimum Capital. The minimum capital standard requires us to hold an amount of core capital that is generally equal to the sum of 2.50% of aggregate on-balance sheet assets and approximately 0.45% of the sum of outstanding mortgage-related securities we guaranteed and other aggregate off-balance sheet obligations. As discussed below, in 2004 OFHEO implemented a framework for monitoring our capital adequacy, which includes a mandatory target capital surplus over the minimum capital requirement.

•	Critical Capital. The critical capital standard requires us to hold an amount of core capital that is generally equal to the sum of 1.25% of aggregate on-balance sheet assets and approximately 0.25% of the sum of outstanding mortgage-related securities we guaranteed and other aggregate off-balance sheet obligations.

•	Risk-Based Capital. The risk-based capital standard requires the application of a stress test to determine the amount of total capital that we must hold to absorb projected losses resulting from adverse interest-rate and credit-risk conditions specified by the GSE Act and adds 30% additional capital to provide for management and operations risk. The adverse interest-rate conditions prescribed by the GSE Act include one scenario in which 10-year Treasury yields rise by as much as 75% (up-rate scenario) and one in which they fall by as much as 50% (down-rate scenario). The credit risk component of the stress tests simulates the performance of our mortgage portfolio based on loss rates for a benchmark region. The criteria for the benchmark region are established by the GSE Act and are intended to capture the credit-loss experience of the region that experienced the highest historical rates of default and severity of mortgage losses for two consecutive origination years.

The GSE Act requires OFHEO to classify our capital adequacy at least quarterly. OFHEO has always classified us as “adequately capitalized,” the highest possible classification.

To be classified as “adequately capitalized,” we must meet both the risk-based and minimum capital standards. If we fail to meet the risk-based capital standard, we cannot be classified higher than “undercapitalized.” If we fail to meet the minimum capital requirement but exceed the critical capital requirement, we cannot be classified higher than “significantly undercapitalized.” If we fail to meet the critical capital standard, we must be classified as “critically undercapitalized.” In addition, OFHEO has discretion to reduce our capital classification by one level if OFHEO determines that we are engaging in conduct OFHEO did not approve that could result in a rapid depletion of core capital or determines that the value of property subject to mortgage loans we hold or guarantee has decreased significantly. If a dividend payment on our common or preferred stock would cause us to fail to meet our minimum capital or risk-based capital requirements, we would not be able to make the payment without prior written approval from OFHEO.

When we are classified as adequately capitalized, we generally can pay a dividend on our common or preferred stock or make other capital distributions (which include common stock repurchases and preferred stock redemptions) without prior OFHEO approval so long as the payment would not decrease total capital to an amount less than our risk-based capital requirement and would not decrease our core capital to an amount less than our minimum capital requirement.

If we were classified as undercapitalized, we would be prohibited from making a capital distribution that would reduce our core capital to an amount less than our minimum capital requirement. We also would be required to submit a capital restoration plan for OFHEO approval, which could adversely affect our ability to make capital distributions.

If we were classified as significantly undercapitalized, we would be prohibited from making any capital distribution that would reduce our core capital to less than the critical capital level. We would otherwise be able to make a capital distribution only if OFHEO determined that the distribution will: (a) enhance our ability to meet the risk-based capital standard and the minimum capital standard promptly; (b) contribute to our long-term financial safety and soundness; or (c) otherwise be in the public interest. Also, under this classification, OFHEO could take action to limit our growth, require us to acquire new capital or restrict us from activities that create excessive risk. We also would be required to submit a capital restoration plan for OFHEO approval, which could adversely affect our ability to make capital distributions.

If we were classified as critically undercapitalized, OFHEO would be required to appoint a conservator for us, unless OFHEO made a written finding that it should not do so and the Secretary of the Treasury concurred in that determination. We would be able to make a capital distribution only if OFHEO determined that the distribution would: (a) enhance our ability to meet the risk-based capital standard and the minimum capital standard promptly; (b) contribute to our long-term financial safety and soundness; or (c) otherwise be in the public interest.

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In a letter dated January 28, 2004, OFHEO created a framework for monitoring our capital. The letter directed that we:

•	maintain a mandatory target capital surplus of 30% over our minimum capital requirement, subject to certain conditions and variations;

•	submit weekly reports concerning our capital levels; and

•	obtain OFHEO’s prior approval of certain capital transactions, including common stock repurchases, redemption of any preferred stock and payment of dividends on preferred stock above stated contractual rates.

Our failure to manage to the mandatory target capital surplus would result in an OFHEO inquiry regarding the reason for such failure. If OFHEO were to determine that we had acted unreasonably regarding our compliance with the framework, as set forth in OFHEO’s letter, OFHEO could seek to require us to submit a remedial plan or take other remedial steps. We reported to OFHEO that our estimated capital surplus at November 30, 2007 was below the 30% mandatory target capital surplus applicable at that time. In order to manage to the 30% mandatory target capital surplus and to improve business flexibility, we reduced our common stock dividend for the fourth quarter of 2007, issued $6.0 billion of non-cumulative, perpetual preferred stock and reduced the size of our retained and cash and investments portfolio. See “RISK FACTORS — Competitive and Market Risks — Market uncertainty and volatility may adversely affect our business, profitability, results of operations and capital management.” However, as of December 31, 2007, we reported to OFHEO that we exceeded each of our regulatory capital requirements in addition to the 30% mandatory target capital surplus.

On March 19, 2008, OFHEO, Fannie Mae and Freddie Mac announced an initiative to increase mortgage market liquidity. In conjunction with this initiative, OFHEO reduced our mandatory target capital surplus to 20% above our statutory minimum capital requirement, and we announced that we will begin the process to raise capital and maintain overall capital levels well in excess of requirements while the mortgage markets recover. We estimated at March 31, 2008 that we exceeded each of our regulatory capital requirements, in addition to the 20% mandatory target capital surplus.

In connection with this initiative, we committed to OFHEO to raise $5.5 billion of new core capital through one or more offerings, which will include both common and preferred securities. The timing, amount and mix of securities to be offered will depend on a variety of factors, including prevailing market conditions and our SEC registration process, and is subject to approval by our board of directors. OFHEO has informed us that, upon completion of these offerings, our mandatory target capital surplus will be reduced from 20% to 15%. OFHEO has also informed us that it intends a further reduction of our mandatory target capital surplus from 15% to 10% upon completion of our SEC registration process, our completion of the remaining Consent Order requirement (i.e., the separation of the positions of Chairman and Chief Executive Officer), our continued commitment to maintain capital well above OFHEO’s regulatory requirement and no material adverse changes to ongoing regulatory compliance. We reduced the dividend on our common stock in December 2007, and do not currently anticipate further decreases in dividend payments.

For additional information about the OFHEO mandatory target capital surplus framework, see “LIQUIDITY AND CAPITAL RESOURCES — Capital Adequacy” under both “ANNUAL MD&A” and “INTERIM MD&A” and “NOTE 9: REGULATORY CAPITAL” to our audited and unaudited consolidated financial statements. Also, see “RISK FACTORS — Legal and Regulatory Risks — Developments affecting our legislative and regulatory environment could materially harm our business prospects or competitive position” for more information.

Guidance on Non-traditional Mortgage Product Risks and Subprime Lending

In October 2006, five federal financial institution regulatory agencies jointly issued Interagency Guidance that clarified how financial institutions should offer non-traditional mortgage products in a safe and sound manner and in a way that clearly discloses the risks that borrowers may assume. In June 2007, the same financial institution regulatory agencies published the final interagency Subprime Statement, which addressed risks relating to subprime short-term hybrid ARMs. The Interagency Guidance and the Subprime Statement set forth principles that regulate financial institutions originating certain non-traditional mortgages (interest-only mortgages and option ARMs) and subprime short-term hybrid ARMs with respect to their underwriting practices. These principles included providing borrowers with clear and balanced information about the relative benefits and risks of these products sufficiently early in the process to enable them to make informed decisions.

OFHEO has directed us to adopt practices consistent with the risk management, underwriting and consumer protection principles of the Interagency Guidance and the Subprime Statement. These principles apply to our purchases of non-traditional mortgages and subprime short-term hybrid ARMs and our related investment activities. In response, in July 2007, we informed our customers of new underwriting and disclosure requirements for non-traditional mortgages. In September 2007, we informed our customers and other counterparties of similar new requirements for subprime short-term hybrid ARMs. These new requirements are consistent with our announcement in February 2007 that we would implement stricter investment standards for certain subprime ARMs originated after September 1, 2007, and develop new mortgage products providing lenders with more choices to offer subprime borrowers. See “RISK FACTORS — Legal and Regulatory Risks.”

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Department of the Treasury

Under our charter, the Secretary of the Treasury has approval authority over our issuances of notes, debentures and substantially identical types of unsecured debt obligations (including the interest rates and maturities of these securities), as well as new types of mortgage-related securities issued subsequent to the enactment of the Financial Institutions Reform, Recovery and Enforcement Act of 1989. The Secretary of the Treasury has performed this debt securities approval function by coordinating GSE debt offerings with Treasury funding activities. The Treasury Department has proposed certain changes to its process for approving our debt offerings. The impact of these changes, if adopted, on our debt issuance activities will depend on their ultimate content and the manner in which they are implemented.

Securities and Exchange Commission

While we are exempt from Securities Act and Exchange Act registration and reporting requirements, we have committed to register our common stock under the Exchange Act. Once this process is complete, we will be subject to the financial reporting requirements applicable to registrants under the Exchange Act, including the requirement to file with the SEC annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. In addition, OFHEO issued a supplemental disclosure regulation under which we will file proxy statements and our officers and directors will file insider transaction reports to the SEC in accordance with rules promulgated under the Exchange Act. After our common stock is registered under the Exchange Act, we will continue to be exempt from certain federal securities law requirements, including the following:

•	Securities we issue or guarantee are “exempted securities” under the Securities Act and may be sold without registration under the Securities Act;

•	Securities we issue or guarantee are “exempted securities” under the Exchange Act and, although we are voluntarily registering our common stock under the Exchange Act, our equity securities are “exempted securities” and are not required to be registered under the Exchange Act;

•	Sections 14(a) and 14(c) of the Exchange Act are inapplicable to us, although we will file proxy statements with the SEC under OFHEO’s supplemental disclosure regulation;

•	Section 16 of the Exchange Act is inapplicable to our officers, directors and shareholders, although our officers and directors will file insider transaction reports to the SEC in accordance with OFHEO’s supplemental disclosure regulation;

•	Regulation 14E under the Exchange Act is inapplicable to us and our securities;

•	We are excluded from the definitions of “government securities broker” and “government securities dealer” under the Exchange Act;

•	The Trust Indenture Act of 1939 does not apply to securities issued by us; and

•	We are exempt from the Investment Company Act of 1940 and the Investment Advisers Act of 1940, as we are an “agency, authority or instrumentality” of the United States for purposes of such Acts.

Legislation

GSE Regulatory Oversight Legislation

We face a highly uncertain regulatory environment in light of GSE regulatory oversight legislation currently under consideration in Congress. On July 11, 2008, the Senate passed comprehensive housing legislation that includes GSE oversight provisions. This legislation would give our regulator substantial authority to assess our safety and soundness and to regulate our portfolio investments, including requiring reductions in those investments, consistent with our mission and safe and sound operations. This legislation includes provisions that would enhance the regulator’s authority to require us to maintain higher minimum and risk-based capital levels and to regulate our business activities, which could constrain our ability to respond quickly to a changing marketplace. This legislation would require us to set aside an amount equal to 4.2 basis points for each dollar of unpaid principal balance of total new business purchases and allocate or transfer such amounts to new affordable housing programs established in HUD and Treasury. In addition, the legislation would increase the conventional conforming loan limits in high-cost areas to the lesser of 150 percent of the conventional conforming loan limits or the median area home price.

On May 8, 2008, the House of Representatives passed similar comprehensive housing legislation that would give our regulator authority to assess our safety and soundness and to regulate our portfolio investments. This legislation would also enhance our regulator’s authority to require us to maintain higher minimum and risk-based capital levels and to regulate our new business activities. There are several differences between the legislation under consideration in the Senate and House. For example, the House bill would for 2008 through 2012 require Freddie Mac to make annual contributions to an affordable housing fund equal to 1.2 basis points of the average aggregate unpaid principal balance of our total mortgage portfolio. In addition, the House bill would increase the conventional conforming loan limits in high-cost areas to the greater of the

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conventional conforming loan limit or 125 percent of the area median home price, up to a maximum of 175 percent of the conventional conforming loan limit.

We cannot predict the prospects for the enactment, timing or content of any final legislation. The provisions of this legislation could have a material adverse effect on our ability to fulfill our mission, future earnings, stock price and stockholder returns, ability to meet our regulatory capital requirements, rate of growth of fair value of net assets attributable to common stockholders and our ability to recruit and retain qualified officers and directors.

Temporary Increase in Conforming Loan Limits

On February 13, 2008, the President signed into law the Economic Stimulus Act of 2008 that includes a temporary increase in conventional conforming loan limits. The law raises the conforming loan limits for mortgages originated in certain high-cost areas from July 1, 2007 though December 31, 2008 to the higher of the applicable 2008 conforming loan limits, set at $417,000 for a mortgage secured by a one-unit single-family residence, or 125% of the median house price for a geographic area, not to exceed $729,750 for a one-unit, single-family residence. We began accepting these “conforming jumbo” mortgages for securitization as PCs and purchase into our retained portfolio in April 2008.

ITEM 1A. RISK FACTORS

Before you invest in our securities, you should know that making such an investment involves risks, including the risks described below and in “BUSINESS,” “FORWARD-LOOKING STATEMENTS,” “RECENT EVENTS,” “ANNUAL MD&A,” ‘‘INTERIM MD&A” and elsewhere in this Registration Statement. These risks could lead to circumstances where our business, financial condition and/or results of operations could be adversely affected. In that case, the trading price of our securities could decline and you may lose all or part of your investment. Some of these risks are managed under our risk management framework, as described in “QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK” and “CREDIT RISKS” under “ANNUAL MD&A” and “INTERIM MD&A” and “ANNUAL MD&A — OPERATIONAL RISKS.”

Competitive and Market Risks

We are subject to mortgage credit risks and increased credit costs related to these risks could adversely affect our financial condition and/or results of operations.

We are exposed to mortgage credit risk within our total mortgage portfolio, which consists of mortgage loans, PCs, Structured Securities and other mortgage guarantees we have issued in our guarantee business. Mortgage credit risk is the risk that a borrower will fail to make timely payments on a mortgage or an issuer will fail to make timely payments on a security we own or guarantee. Factors that affect the level of our mortgage credit risk include the credit profile of the borrower, the features of the mortgage loan, the type of property securing the mortgage and local and regional economic conditions, including regional unemployment rates and home price appreciation. Recent changes in mortgage pricing and uncertainty may limit borrowers’ future ability to refinance in response to lower interest rates. Borrowers of the mortgage loans and securities held in our retained portfolio and underlying our guarantees may fail to make required payments of principal and interest on those loans, exposing us to the risk of credit losses.

The proportion of higher risk mortgage loans that were originated in the market during the last four years increased significantly. We have increased our securitization volume of non-traditional mortgage products, such as interest-only loans and loans originated with less documentation in the last two years in response to the prevalence of these products within the origination market. Total non-traditional mortgage products, including those designated as Alt-A and interest-only loans, made up approximately 30% and 24% of our total mortgage purchase volume in the years ended December 31, 2007 and 2006, respectively. Our increased purchases of these mortgages and issuances of guarantees of them expose us to greater credit risks. In addition, we have increased purchases of mortgages that were underwritten by our sellers/servicers using alternative automated underwriting systems or agreed-upon underwriting standards that differ from our system or guidelines. Those differences may increase our credit risk and may result in increases in credit losses. Furthermore, significant purchases pursuant to the temporary increase in conforming loan limits may also expose us to greater credit risks. In addition, if a recession occurs that negatively impacts national or regional economic conditions, we could experience significantly higher delinquencies and credit losses which will likely reduce our earnings or cause losses in future periods and will adversely affect our results of operations or financial condition.

Market uncertainty and volatility may adversely affect our business, profitability and results of operations.

The mortgage credit markets experienced difficult conditions and volatility during 2007 which continued in the first quarter of 2008. These deteriorating conditions in the mortgage market resulted in a decrease in availability of corporate credit and liquidity within the mortgage industry and have caused disruptions to normal operations of major mortgage originators, including some of our largest customers. These conditions resulted in less liquidity, greater volatility, widening of credit spreads and a lack of price transparency. We operate in these markets and are subject to potential adverse effects on

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our results of operations and financial position due to our activities involving securities, mortgages, derivatives and other mortgage commitments with our customers.

The turmoil in the housing and credit markets creates additional risk regarding the reliability of our models, particularly since we may be required to make manual adjustments to our models in response to rapid changes in economic conditions. This may increase the risk that our models could produce unreliable results.

Our ability to manage our regulatory capital requirements may be adversely affected by market conditions, and actions that we may be required to take to maintain our regulatory capital could adversely affect stockholders.

Our ability to manage our regulatory capital may be adversely affected by mortgage and stock market conditions and volatility. Factors that could adversely affect the adequacy of our capital for future periods include our ability to execute planned capital raising transactions; GAAP net losses; continued declines in home prices; increases in our credit and interest-rate risk profiles; adverse changes in interest-rate or implied volatility; adverse OAS changes; impairments of non-agency mortgage-related securities; counterparty downgrades; downgrades of non-agency mortgage-related securities (with respect to risk-based capital); legislative or regulatory actions that increase capital requirements; or changes in accounting practices or standards. Adverse market conditions may limit our ability to raise new core capital, and may affect the timing, amount, type and mix of securities issued to raise new core capital.

To help manage to our regulatory capital requirements and the 20% mandatory capital surplus, we are considering measures such as reducing or rebalancing risk, limiting growth or reducing the size of our retained portfolio, slowing purchases into our credit guarantee portfolio, issuing additional preferred or convertible preferred stock, issuing common stock, and reducing the dividend on our common stock. Our ability to execute any of these actions or their effectiveness may be limited and we might not be able to manage to our regulatory capital requirements and the 20% mandatory target capital surplus. For example, our ability to issue additional preferred or common stock will depend, in part, on market conditions, and we may not be able to raise additional capital when needed. Issuances of new preferred or common equity may be dilutive to existing stockholders and may carry other terms and conditions that could adversely affect the value of the common or preferred stock held by existing stockholders.

If we are not able to manage to the 20% mandatory target capital surplus, OFHEO may, among other things, seek to require us to (a) submit a plan for remediation or (b) take other remedial steps. In addition, OFHEO has discretion to reduce our capital classification by one level if OFHEO determines that we are engaging in conduct OFHEO did not approve that could result in a rapid depletion of core capital or determines that the value of property subject to mortgage loans we hold or guarantee has decreased significantly. See “BUSINESS— Regulation and Supervision —Office of Federal Housing Enterprise Oversight — Capital Standards and Dividend Restrictions” and “NOTE 9: REGULATORY CAPITAL—Classification” in our audited consolidated financial statements for information regarding additional potential actions OFHEO may seek to take against us. See “RECENT EVENTS” for information concerning Treasury’s proposed plan for temporary authority to provide various types of support to Freddie Mac should it become necessary. The terms of any such support, if it were to be made available, are uncertain, but they could have an adverse impact on existing common and preferred stockholders.

While it is difficult to predict how long these conditions will exist and how our markets or products will ultimately be affected, these factors could adversely impact our business and results of operations, as well as our ability to provide liquidity to the mortgage markets.

Higher credit losses and increased expected future credit costs could adversely affect our financial condition and/or results of operations.

We face the risk that our credit losses could be higher than expected. Higher credit losses on our guarantees could require us to increase our allowances for credit losses through charges to earnings. Other credit exposures could also result in financial losses. Although we regularly review credit exposures to specific customers and counterparties, default risk may arise from events or circumstances that are difficult to detect or foresee. In addition, concerns about, or default by, one institution could lead to significant liquidity problems, losses or defaults by other institutions. This risk may also adversely affect financial intermediaries, such as clearing agencies, clearinghouses, banks, securities firms and exchanges with which we interact. These potential risks could ultimately cause liquidity problems or losses for us as well.

Changes in the mortgage credit environment also affect our credit guarantee activities through the valuation of our guarantee obligation. If expected future credit costs increase and we are not able to increase our management and guarantee fees due to competitive pressures or other factors, then the overall profitability of our new business would be lower and could result in losses on guarantees at their inception. Moreover, an increase in expected future credit costs increases the fair value of our existing guarantee obligation.

We are exposed to increased credit risk related to subprime and Alt-A mortgage loans that back our non-agency mortgage-related securities investments.

We invest in non-agency mortgage-related securities that are backed by Alt-A and subprime mortgage loans. See “CONSOLIDATED BALANCE SHEETS ANALYSIS — Retained Portfolio” under both “ANNUAL MD&A” and “INTERIM MD&A” for information about the credit ratings for these securities and the extent to which these securities have been downgraded. In recent months, mortgage loan delinquencies and credit losses generally have increased, particularly in the subprime and Alt-A sectors. In addition, home prices in many areas have declined, after extended periods during which home prices appreciated. If delinquency and loss rates on subprime and Alt-A mortgages continue to increase, or there is a further decline in home prices, we could experience reduced yields or losses on our investments in non-agency mortgage-related securities backed by subprime or Alt-A loans. In addition, the fair value of these investments has declined and may be further adversely affected by additional ratings downgrades or market events. These factors could negatively affect our core capital and results of operations, if we were to conclude that other than temporary impairments occurred.

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We depend on our institutional counterparties to provide services that are critical to our business and our results of operations or financial condition may be adversely affected if one or more of our institutional counterparties is unable to meet their obligations to us.

We face the risk that one or more of the institutional counterparties that has entered into a business contract or arrangement with us may fail to meet its obligations. Our primary exposures to institutional counterparty risk are with:

•	mortgage insurers;

•	mortgage sellers/servicers;

•	issuers, guarantors or third party providers of credit enhancements (including bond insurers);

•	mortgage investors;

•	multifamily mortgage guarantors;

•	issuers, guarantors and insurers of investments held in both our retained portfolio and our cash and investments portfolio; and

•	derivatives counterparties.

In some cases, our business with institutional counterparties is concentrated. A significant failure by a major institutional counterparty could have a material adverse effect on our retained portfolio, cash and investments portfolio or credit guarantee activities. See “NOTE 17: CONCENTRATION OF CREDIT AND OTHER RISKS” to our audited consolidated financial statements and “NOTE 15: CONCENTRATION OF CREDIT AND OTHER RISKS” to our unaudited consolidated financial statements for additional information. For the three months ended March 31, 2008 and for the year ended December 31, 2007, our ten largest mortgage seller/servicers represented approximately 80% and 79%, respectively, of our single-family mortgage purchase volume. We are exposed to the risk that we could lose purchase volume to the extent these arrangements are terminated or modified and not replaced from other lenders.

Some of our counterparties also may become subject to serious liquidity problems affecting, either temporarily or permanently, their businesses, which may adversely affect their ability to meet their obligations to us. Challenging market conditions have adversely affected and are expected to continue to adversely affect the liquidity and financial condition of a number of our counterparties, including some seller/servicers, mortgage insurers and bond insurers. Some of our largest seller/servicers have experienced ratings downgrades and liquidity constraints. A default by a counterparty with significant obligations to us could adversely affect our ability to conduct our operations efficiently and at cost-effective rates, which in turn could adversely affect our results of operations or our financial condition.

We are also exposed to risk relating to the potential insolvency or non-performance of mortgage insurers and bond insurers. At March 31, 2008, our top four mortgage insurers; Mortgage Guaranty Insurance Corp, Radian Guaranty Inc., Genworth Mortgage Insurance Corporation and PMI Mortgage Insurance Co., each accounted for more than 10% of our overall mortgage insurance coverage and collectively represented approximately 75% of our overall mortgage insurance coverage. As of March 31, 2008, the top four of our bond insurers; Ambac Assurance Corporation, Financial Guaranty Insurance Company, MBIA Inc., and Financial Security Assurance Inc., each accounted for more than 10% of our overall bond insurance coverage (including secondary policies), and collectively represented approximately 91% of our bond insurance coverage. See “CREDIT RISKS — Institutional Credit Risk” under both “ANNUAL MD&A” and “INTERIM MD&A” for additional information regarding our credit risks to our counterparties and how we manage them.

Our financial condition or results of operations may be adversely affected if mortgage seller/servicers fail to perform their obligation to repurchase loans sold to us in breach of representations and warranties.

We require seller/servicers to make certain representations and warranties regarding the loans they sell to us. If loans are sold to us in breach of those representations and warranties, we have the contractual right to require the seller/servicer to repurchase those loans from us. Our institutional credit risk exposure to our seller/servicer counterparties includes the risk that they will not perform their obligation to repurchase loans, which could adversely affect our financial condition or results of operations. The risk of such a failure has increased as deteriorating market conditions have affected the liquidity and financial condition of some of our largest seller/servicers. See “CREDIT RISKS — Institutional Credit Risk — Mortgage Seller/Servicers” under both “ANNUAL MD&A” and “INTERIM MD&A” for additional information on our institutional credit risk related to our mortgage seller/servicers.

A continued decline in U.S. housing prices or other changes in the U.S. housing market could negatively impact our business and earnings.

The national averages for new and existing home prices in the U.S. declined in 2007 for the first time in many years. This decline follows a decade of strong appreciation and dramatic price increases in the past few years. A continued declining trend in home price appreciation in any of the geographic markets we serve could result in a continued increase in delinquencies or defaults and a level of credit-related losses higher than our expectations when our guarantees were issued,

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which could significantly reduce our earnings. For more information, see “ANNUAL MD&A — CREDIT RISKS” and “INTERIM MD&A — CREDIT RISKS.”

If the conforming loan limits are decreased as a result of a decline in the index upon which such limits are based, we may face operational and legal challenges associated with changing our mortgage purchase commitments to conform with the lower limits and there could be fewer loans available for us to purchase. In October 2007, the Federal Housing Finance Board reported that the national average price of a one-family residence had declined slightly. OFHEO subsequently announced that the conforming loan limits would be maintained at the 2007 limits for 2008 and deferred any changes for one year. But, see “BUSINESS — Regulation and Supervision — Legislation — Temporary Increase in Conforming Loan Limits” regarding the temporary increase to the conforming loan limits in the Economic Stimulus Act of 2008 for additional information.

Our business volumes are closely tied to the rate of growth in total outstanding U.S. residential mortgage debt and the size of the U.S. residential mortgage market. The rate of growth in total residential mortgage debt declined to 7.1% in 2007 from 11.3% in 2006. If the rate of growth in total outstanding U.S. residential mortgage debt were to continue to decline, there could be fewer mortgage loans available for us to purchase, which could reduce our earnings and margins, as we could face more competition to purchase a smaller number of loans.

Changes in general business and economic conditions may adversely affect our business and earnings.

Our business and earnings may continue to be adversely affected by changes in general business and economic conditions, including changes in the markets for our portfolio investments or our mortgage-related and debt securities. These conditions include employment rates, fluctuations in both debt and equity capital markets, the value of the U.S. dollar as compared to foreign currencies, and the strength of the U.S. economy and the local economies in which we conduct business. An economic downturn or increase in the unemployment rate could result in fewer mortgages for us to purchase, an increase in mortgage delinquencies or defaults and a higher level of credit-related losses than we estimated, which could reduce our earnings or reduce the fair value of our net assets. Various factors could cause the economy to slow down or even decline, including higher energy costs, higher interest rates, pressure on housing prices, reduced consumer or corporate spending, natural disasters such as hurricanes, terrorist activities, military conflicts and the normal cyclical nature of the economy.

Competition from banking and non-banking companies may harm our business.

We operate in a highly competitive environment and we expect competition to increase as financial services companies continue to consolidate to produce larger companies that are able to offer similar mortgage-related products at competitive prices. Increased competition in the secondary mortgage market and a decreased rate of growth in residential mortgage debt outstanding may make it more difficult for us to purchase mortgages to meet our mission objectives while providing favorable returns for our business. Furthermore, competitive pricing pressures may make our products less attractive in the market and negatively impact our profitability.

We also compete for low-cost debt funding with Fannie Mae, the Federal Home Loan Banks and other institutions that hold mortgage portfolios. Competition for debt funding from these entities can vary with changes in economic, financial market and regulatory environments. Increased competition for low-cost debt funding may result in a higher cost to finance our business, which could decrease our net income.

We may face limited availability of financing, variation in our funding costs and uncertainty in our securitization financing.

The amount, type and cost of our funding, including financing from other financial institutions and the capital markets, directly impacts our interest expense and results of operations and can therefore affect our ability to grow our assets. A number of factors could make such financing more difficult to obtain, more expensive or unavailable on any terms, both domestically and internationally (where funding transactions may be on terms more or less favorable than in the U.S.).

Foreign investors, particularly in Asia, hold a significant portion of our debt securities and are an important source of funding for our business. Foreign investors’ willingness to purchase and hold our debt securities can be influenced by many factors, including changes in the world economies, changes in foreign-currency exchange rates, regulatory and political factors, as well as the availability of and preferences for other investments. If foreign investors were to divest their holdings or reduce their purchases of our debt securities, our funding costs may increase. The willingness of foreign investors to purchase or hold our debt securities, and any changes to such willingness, may materially affect our liquidity, our business and results of operations. Foreign investors are also significant purchasers of mortgage-related securities and changes in the strength and stability of foreign demand for mortgage-related securities could affect the overall market for those securities and the returns available to us on our portfolio investments.

Other GSEs also issue significant amounts of agency debt, which may negatively impact the prices we are able to obtain for our debt securities. An inability to issue debt securities at attractive rates in amounts sufficient to fund our business

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activities and meet our obligations could have an adverse effect on our liquidity, financial condition and results of operations. See “LIQUIDITY AND CAPITAL RESOURCES — Liquidity — Debt Securities” under both “ANNUAL MD&A” and “INTERIM MD&A” for a more detailed description of our debt issuance programs.

We maintain secured intraday lines of credit to provide additional intraday liquidity to fund our activities through the Fedwire system. These lines of credit may require us to post collateral to third parties. In certain limited circumstances, these secured counterparties may be able to repledge the collateral underlying our financing without our consent. In addition, because these secured intraday lines of credit are uncommitted, we may not be able to continue to draw on them if and when needed.

Our PCs and Structured Securities are also an integral part of our mortgage purchase program and any decline in the price performance of or demand for our PCs could have an adverse effect on the profitability of our securitization financing activities. There is a risk that our PC and Structured Securities support activities may not be sufficient to support the liquidity and depth of the market for PCs.

A reduction in our credit ratings could adversely affect our liquidity.

Nationally recognized statistical rating organizations play an important role in determining, by means of the ratings they assign to issuers and their debt, the availability and cost of debt funding. We currently receive ratings from three nationally recognized statistical rating organizations for our unsecured borrowings. Our credit ratings are important to our liquidity. GAAP net losses and significant deterioration in our capital levels, as well as actions by governmental entities or others, sustained declines in our long-term profitability and other factors could adversely affect our credit ratings. A reduction in our credit ratings could adversely affect our liquidity, competitive position, or the supply or cost of equity capital or debt financing available to us. A significant increase in our borrowing costs could cause us to sustain losses or impair our liquidity by requiring us to find other sources of financing.

The value of mortgage-related securities guaranteed by us and held in our retained portfolio may decline if we did not or were unable to perform under our guarantee or if investor confidence in our ability to perform under our guarantee were to diminish.

We classify the mortgage-related securities in our retained portfolio as either available-for-sale or trading, and account for them at fair value on our consolidated balance sheets. A substantial portion of the mortgage-related securities in our retained portfolio are securities guaranteed by us. Our valuation of these securities is consistent with GAAP and the legal structure of the guarantee transaction, which includes the Freddie Mac guarantee to the securitization trust. The valuation of our guaranteed mortgage securities necessarily reflects investor confidence in our ability to perform under our guarantee and the liquidity that our guarantee provides. If we did not or were unable to perform under our guarantee, or if investor confidence in our ability to perform under our guarantee were to diminish, the value of our guaranteed securities may decline, thereby reducing the value of the securities reported on our consolidated balance sheets and our ability to sell or otherwise use these securities for liquidity purposes, and adversely affecting our financial condition and results of operations.

Fluctuations in interest rates could negatively impact our reported net interest income, earnings and fair value of net assets.

Our portfolio investment activities and credit guarantee activities expose us to interest-rate and other market risks and credit risks. Changes in interest rates — up or down — could adversely affect our net interest yield. Although the yield we earn on our assets and our funding costs tend to move in the same direction in response to changes in interest rates, either can rise or fall faster than the other, causing our net interest yield to expand or compress. For example, when interest rates rise, our funding costs may rise faster than the yield we earn on our assets, causing our net interest yield to compress until the effect of the increase is fully reflected in asset yields. Changes in the slope of the yield curve could also reduce our net interest yield.

Changes in interest rates could reduce our GAAP net income materially, especially if actual conditions vary considerably from our expectations. For example, if interest rates rise or fall faster than estimated or the slope of the yield curve varies other than as expected, we may incur significant losses. Changes in interest rates may also affect prepayment assumptions, thus potentially impacting the fair value of our assets, including investments in our retained portfolio, our derivative portfolio and our guarantee asset. When interest rates fall, borrowers are more likely to prepay their mortgage loans by refinancing them at a lower rate. An increased likelihood of prepayment on the mortgages underlying our mortgage-related securities may adversely impact the performance of these securities. An increased likelihood of prepayment on the mortgage loans we hold may also negatively impact the performance of our retained portfolio. Interest rates can fluctuate for a number of reasons, including changes in the fiscal and monetary policies of the federal government and its agencies, such as the Federal Reserve. Federal Reserve policies directly and indirectly influence the yield on our interest-earning assets and the cost of our interest-bearing liabilities. The availability of derivative financial instruments (such as options and interest-rate and foreign-currency swaps) from acceptable counterparties of the types and in the quantities needed could also affect our ability to effectively manage the risks related to our investment funding. Our strategies and efforts to manage our

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exposures to these risks may not be as effective as they have been in the past. See “QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK” under both “ANNUAL MD&A” and “INTERIM MD&A” for a description of the types of market risks to which we are exposed and how we manage those risks.

Changes in OAS could materially impact our fair value of net assets and affect future earnings.

OAS is an estimate of the yield spread between a given security and an agency debt yield curve. The OAS between the mortgage and agency debt sectors can significantly affect the fair value of our net assets. The fair value impact of changes in OAS for a given period represents an estimate of the net unrealized increase or decrease in the fair value of net assets arising from net fluctuations in OAS during that period. We do not attempt to hedge or actively manage the impact of changes in mortgage-to-debt OAS. Changes in market conditions, including changes in interest rates, may cause fluctuations in the OAS. A widening of the OAS on a given asset typically causes a decline in the current fair value of that asset and may adversely affect current earnings or financial condition, but may increase the number of attractive opportunities to purchase new assets for our retained portfolio. Conversely, a narrowing or tightening of the OAS typically causes an increase in the current fair value of that asset, but may reduce the number of attractive opportunities to purchase new assets for our retained portfolio. Consequently, a tightening of the OAS may adversely affect future earnings or financial condition. See “CONSOLIDATED FAIR VALUE BALANCE SHEETS ANALYSIS — Discussion of Fair Value Results” under “ANNUAL MD&A” and “INTERIM MD&A” for a more detailed description of the impacts of changes in mortgage-to-debt OAS.

The loss of business volume from key lenders could result in a decline in our market share and revenues.

Our business depends on our ability to acquire a steady flow of mortgage loans. We purchase a significant percentage of our single-family mortgages from several large mortgage originators. During the three months ended March 31, 2008 and the years ended December 31, 2007 and 2006, approximately 80%, 79% and 76%, respectively, of our guaranteed mortgage securities issuances originated from purchase volume associated with our ten largest customers. Three of our customers each accounted for greater than 10% of our mortgage securitization volume for the year ended December 31, 2007. We enter into mortgage purchase volume commitments with many of our customers that are renewed annually and provide for a minimum level of mortgage volume that these customers will deliver to us. In July 2008, Bank of America Corporation completed its acquisition of Countrywide Financial Corp. Together these companies accounted for approximately 22%, 28% and 16% of our securitization volume in the first quarter of 2008 and in 2007 and 2006, respectively. Because the transaction has only recently been completed, it is uncertain how the transaction will affect the volume of our securitization business in the future. The mortgage industry has been consolidating and a decreasing number of large lenders originate most single-family mortgages. The loss of business from any one of our major lenders could adversely affect our market share, our revenues and the performance of our guaranteed mortgage-related securities.

Negative publicity causing damage to our reputation could adversely affect our business prospects, earnings or capital.

Reputation risk, or the risk to our earnings and capital from negative public opinion, is inherent in our business. Negative public opinion could adversely affect our ability to keep and attract customers or otherwise impair our customer relationships, adversely affect our ability to obtain financing, impede our ability to hire and retain qualified personnel, hinder our business prospects or adversely impact the trading price of our securities. Perceptions regarding the practices of our competitors or our industry as a whole may also adversely impact our reputation. Adverse reputation impacts on third parties with whom we have important relationships may impair market confidence or investor confidence in our business operations as well. In addition, negative publicity could expose us to adverse legal and regulatory consequences, including greater regulatory scrutiny or adverse regulatory or legislative changes. These adverse consequences could result from our actual or alleged action or failure to act in any number of activities, including corporate governance, regulatory compliance, financial reporting and disclosure, purchases of products perceived to be predatory, safeguarding or using nonpublic personal information, or from actions taken by government regulators and community organizations in response to our actual or alleged conduct. Negative public opinion associated with our accounting restatement and material weaknesses in our internal control over financial reporting and related problems could continue to have adverse consequences.

Business and Operational Risks

Deficiencies in internal control over financial reporting and disclosure controls could result in errors, affect operating results and cause investors to lose confidence in our reported results.

We face continuing challenges because of deficiencies in our accounting infrastructure and controls and the operational complexities of our business. There are a number of factors that may impede our efforts to establish and maintain effective internal control and a sound accounting infrastructure, including: the complexity our business activities and related GAAP requirements; uncertainty regarding the operating effectiveness and sustainability of newly established controls; and the uncertain impacts of recent housing and credit market volatility on the reliability of our models used to develop our accounting estimates. We cannot be certain that our efforts to improve our internal control over financial reporting will ultimately be successful.

25	Freddie Mac

Controls and procedures, no matter how well designed and operated, provide only reasonable assurance that material errors in our financial statements will be prevented or detected on a timely basis. A failure to establish and maintain effective internal control over financial reporting increases the risks of a material error in our reported financial results and delay in our financial reporting timeline. Depending on the nature of a failure and any required remediation, ineffective controls could have a material adverse effect on our business.

Delays in meeting our financial reporting obligations could affect our ability to maintain the listing of our securities on the New York Stock Exchange, or NYSE. Ineffective controls could also cause investors to lose confidence in our reported financial information, which may have an adverse effect on the trading price of our securities.

We rely on internal models for financial accounting and reporting purposes, to make business decisions, and to manage risks, and our business could be adversely affected if those models fail to produce reliable results.

We make significant use of business and financial models for financial accounting and reporting purposes and to manage risk. For example, we use models in determining the fair value of financial instruments for which independent price quotations are not available or reliable or in extrapolating third-party values to our portfolio. We also use models to measure and monitor our exposures to interest-rate and other market risks and credit risk. The information provided by these models is also used in making business decisions relating to strategies, initiatives, transactions and products.

Models are inherently imperfect predictors of actual results because they are based on assumptions and/or historical experience. Our models could produce unreliable results for a number of reasons, including incorrect coding of the models, invalid or incorrect assumptions underlying the models, the need for manual adjustments to respond to rapid changes in economic conditions, incorrect data being used by the models or actual results that do not conform to historical trends and experience. In addition, the complexity of the models and the impact of the recent turmoil in the housing and credit markets create additional risk regarding the reliability of our models. The valuations, risk metrics, amortization results and loan loss reserve estimations produced by our internal models may be different from actual results, which could adversely affect our business results, cash flows, fair value of net assets, business prospects and future earnings. Changes in any of our models or in any of the assumptions, judgments or estimates used in the models may cause the results generated by the model to be materially different. The different results could cause a revision of previously reported financial condition or results of operations, depending on when the change to the model, assumption, judgment or estimate is implemented. Any such changes may also cause difficulties in comparisons of the financial condition or results of operations of prior or future periods. If our models are not reliable we could also make poor business decisions, impacting loan purchases, management and guarantee fee pricing, asset and liability management, or other decisions. Furthermore, any strategies we employ to attempt to manage the risks associated with our use of models may not be effective. See “ANNUAL MD&A — CRITICAL ACCOUNTING POLICIES AND ESTIMATES — Valuation of Financial Instruments”, “INTERIM MD&A — CRITICAL ACCOUNTING POLICIES AND ESTIMATES — Fair Value Measurements” and “QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK — Interest-Rate Risk and Other Market Risks” under both “ANNUAL MD&A” and “INTERIM MD&A” for more information on our use of models.

Changes in our accounting policies, as well as estimates we make, could materially affect how we report our financial condition or results of operations.

Our accounting policies are fundamental to understanding our financial condition and results of operations. We have identified certain accounting policies and estimates as being “critical” to the presentation of our financial condition and results of operations because they require management to make particularly subjective or complex judgments about matters that are inherently uncertain and for which materially different amounts could be recorded using different assumptions or estimates. For a description of our critical accounting policies, see “CRITICAL ACCOUNTING POLICIES AND ESTIMATES” under both “ANNUAL MD&A” and “INTERIM MD&A”. As new information becomes available and we update the assumptions underlying our estimates, we could be required to revise previously reported financial results.

From time to time, the Financial Accounting Standards Board, or FASB, and the SEC can change the financial accounting and reporting standards that govern the preparation of our financial statements. These changes are beyond our control, can be difficult to predict and could materially impact how we report our financial condition and results of operations. We could be required to apply a new or revised standard retrospectively, which may result in the revision of prior period financial statements by material amounts.

We may be required to establish a valuation allowance against our deferred tax assets, which could materially affect our results of operations and capital position in the future.

As of March 31, 2008, we had approximately $16.6 billion of net deferred tax assets as reported on our consolidated balance sheet. The realization of these deferred tax assets is dependent upon the generation of sufficient future taxable income. We currently believe that it is more likely than not that we will generate sufficient taxable income in the future to

26	Freddie Mac

utilize these deferred tax assets. However, if future events differ from current forecasts, a valuation allowance may need to be established which could have a material adverse effect on our results of operations and capital position.

A failure in our operational systems or infrastructure, or those of third parties, could impair our liquidity, disrupt our business, damage our reputation and cause losses.

Shortcomings or failures in our internal processes, people or systems could lead to impairment of our liquidity, financial loss, disruption of our business, liability to customers, legislative or regulatory intervention or reputational damage. For example, our business is highly dependent on our ability to process a large number of transactions on a daily basis. The transactions we process have become increasingly complex and are subject to various legal and regulatory standards. Our financial, accounting, data processing or other operating systems and facilities may fail to operate properly or become disabled, adversely affecting our ability to process these transactions. The inability of our systems to accommodate an increasing volume of transactions or new types of transactions or products could constrain our ability to pursue new business initiatives.

We also face the risk of operational failure or termination of any of the clearing agents, exchanges, clearing houses or other financial intermediaries we use to facilitate our securities and derivatives transactions. Any such failure or termination could adversely affect our ability to effect transactions, service our customers and manage our exposure to risk.

Most of our key business activities are conducted in our principal offices located in McLean, Virginia. Despite the contingency plans and facilities we have in place, our ability to conduct business may be adversely impacted by a disruption in the infrastructure that supports our business and the communities in which we are located. Potential disruptions may include those involving electrical, communications, transportation or other services we use or that are provided to us. If a disruption occurs and our employees are unable to occupy our offices or communicate with or travel to other locations, our ability to service and interact with our customers or counterparties may suffer and we may not be able to successfully implement contingency plans that depend on communication or travel.

We are exposed to the risk that a catastrophic event, such as a terrorist event or natural disaster, could result in a significant business disruption and an inability to process transactions through normal business processes. To mitigate this risk, we maintain and test business continuity plans and have established backup facilities for critical business processes and systems away from, although in the same metropolitan area as, our main offices. However, these measures may not be sufficient to respond to the full range of catastrophic events that may occur.

Our operations rely on the secure processing, storage and transmission of confidential and other information in our computer systems and networks. Although we take protective measures and endeavor to modify them as circumstances warrant, our computer systems, software and networks may be vulnerable to unauthorized access, computer viruses or other malicious code and other events that could have a security impact. If one or more of such events occur, this potentially could jeopardize confidential and other information, including nonpublic personal information and sensitive business data, processed and stored in, and transmitted through, our computer systems and networks, or otherwise cause interruptions or malfunctions in our operations or the operations of our customers or counterparties, which could result in significant losses or reputational damage. We may be required to expend significant additional resources to modify our protective measures or to investigate and remediate vulnerabilities or other exposures, and we may be subject to litigation and financial losses that are not fully insured.

We rely on third parties for certain functions that are critical to financial reporting, our retained portfolio activity and mortgage loan underwriting. Any failures by those vendors could disrupt our business operations.

We outsource certain key functions to external parties, including but not limited to (a) processing functions for trade capture, market risk management analytics, and asset valuation, (b) custody and recordkeeping for our investments portfolios, and (c) processing functions for mortgage loan underwriting. We may enter into other key outsourcing relationships in the future. If one or more of these key external parties were not able to perform their functions for a period of time, at an acceptable service level, or for increased volumes, our business operations could be constrained, disrupted or otherwise negatively impacted. Our use of vendors also exposes us to the risk of a loss of intellectual property or of confidential information or other harm. Financial or operational difficulties of an outside vendor could also hurt our operations if those difficulties interfere with the vendor’s ability to provide services to us.

Our risk management and loss mitigation efforts may not effectively mitigate the risks we seek to manage.

We could incur substantial losses and our business operations could be disrupted if we are unable to effectively identify, manage, monitor and mitigate operational risks, interest-rate and other market risks and credit risks related to our business. Our risk management policies, procedures and techniques may not be sufficient to mitigate the risks we have identified or to appropriately identify additional risks to which we are subject. See “QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK” under both “ANNUAL MD&A” and “INTERIM MD&A”, “CREDIT RISKS”

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under both “ANNUAL MD&A” and “INTERIM MD&A” and “ANNUAL MD&A — OPERATIONAL RISKS” for a discussion of our approach to managing the risks we face.

Our ability to hire, train and retain qualified employees affects our business and operations.

Our continued success depends, in large part, on our ability to hire and retain highly qualified people. Our business is complex and many of our positions require specific skills. Competition for highly qualified personnel is intense and our business and operations could be adversely affected if we are not able to retain our key personnel or if we are not successful in attracting, training or retaining other highly qualified personnel in the future. Furthermore, there is a risk that we may not have sufficient personnel or personnel with sufficient training in key roles.

Legal and Regulatory Risks

Developments affecting our legislative and regulatory environment could materially harm our business prospects or competitive position.

Various developments or factors may adversely affect our legislative or regulatory environment, including:

•	any changes affecting our charter, affordable housing goals or capital (including our ability to manage to the mandatory target capital surplus);

•	the interpretation of these developments or factors by our regulators;

•	the adequacy of internal systems, controls and processes related to these developments or factors;

•	the exercise or assertion of regulatory or administrative authority beyond current practice;

•	the imposition of additional remedial measures;

•	voluntary agreements with our regulators; or

•	the enactment of new legislation.

HUD may periodically review certain of our activities to ensure conformity with our mission and charter. In addition, the Treasury Department has proposed certain changes to its process for approving our debt offerings. Our business activities could be restricted as a result of any such changes.

We are also exposed to the risk that weaknesses in our internal systems, controls and processes could affect the accuracy or timing of the data we provide to HUD, OFHEO or the Treasury Department or our compliance with legal requirements, and could ultimately lead to regulatory actions (by HUD, OFHEO or both) or other adverse impacts on our business (including our ability or intent to retain investments). Any assertions of non-compliance with existing or new statutory or regulatory requirements could result in fines, penalties, litigation and damage to our reputation.

Furthermore, we could be required, or may find it advisable, to change the nature or extent of our business activities if our various exemptions and special attributes were modified or eliminated, new or additional fees or substantive regulation of our business activities were imposed, our relationship to the federal government were altered or eliminated, or our charter, the GSE Act, or other federal laws and regulations affecting us were significantly amended. Any of these changes could have a material effect on the scope of our activities, financial condition and results of operations. For example, such changes could (a) reduce the supply of mortgages available to us, (b) impose restrictions on the size of our retained portfolio, (c) make us less competitive by limiting our business activities or our ability to create new products, (d) increase our capital requirements, or (e) require us to make an annual contribution to an affordable housing fund. We cannot predict when or whether any potential legislation will be enacted or regulation will be promulgated. In addition, capital levels or other operational limitations may limit our ability to purchase a significant number of additional mortgages available to us as a result of the temporary increase in conforming loan limits. See “BUSINESS — Regulation and Supervision — Legislation — Temporary Increase in Conforming Loan Limits.”

Any of the developments or factors described above could materially adversely affect: our ability to fulfill our mission; our ability to meet our affordable housing goals; our ability or intent to retain investments; the size and growth of our mortgage portfolios; our future earnings, stock price and stockholder returns; the fair value of our assets; or our ability to recruit qualified officers and directors.

We may make certain changes to our business in an attempt to meet HUD’s housing goals and subgoals that may adversely affect our profitability.

We may make adjustments to our mortgage sourcing and purchase strategies in an effort to meet our housing goals and subgoals, including changes to our underwriting guidelines and the expanded use of targeted initiatives to reach underserved populations. For example, we may purchase loans and mortgage-related securities that offer lower expected returns on our investment and increase our exposure to credit losses. In addition, in order to meet future housing goals and subgoals, our purchases of goal-eligible loans need to increase as a percentage of total new mortgage purchases. Doing so could cause us to forgo other purchase opportunities that we would expect to be more profitable. If our current efforts to meet the goals and subgoals prove to be insufficient, we may need to take additional steps that could further reduce our profitability. See

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“BUSINESS — Regulation and Supervision — Department of Housing and Urban Development” for additional information about HUD’s regulation of our business.

We are involved in legal proceedings that could result in the payment of substantial damages or otherwise harm our business.

We are a party to various legal actions. In addition, certain of our directors, officers and employees are involved in legal proceedings for which they may be entitled to reimbursement by us for costs and expenses of the proceedings. The defense of these or any future claims or proceedings could divert management’s attention and resources from the needs of the business. We may be required to establish reserves and to make substantial payments in the event of adverse judgments or settlements of any such claims, investigations or proceedings. Any legal proceeding, even if resolved in our favor, could result in negative publicity or cause us to incur significant legal and other expenses. Furthermore, developments in, outcomes of, impacts of, and costs, expenses, settlements and judgments related to these legal proceedings may differ from our expectations and exceed any amounts for which we have reserved or require adjustments to such reserves. See “LEGAL PROCEEDINGS” for information about our pending legal proceedings.

Legislation or regulation affecting the financial services industry may adversely affect our business activities.

Our business activities may be affected by a variety of legislative and regulatory actions related to the activities of banks, savings institutions, insurance companies, securities dealers and other regulated entities that constitute a significant part of our customer base. Legislative or regulatory provisions that create or remove incentives for these entities either to sell mortgage loans to us or to purchase our securities could have a material adverse effect on our business results. Among the legislative and regulatory provisions applicable to these entities are capital requirements for federally insured depository institutions and regulated bank holding companies.

For example, the Basel Committee on Banking Supervision, composed of representatives of certain central banks and bank supervisors, has developed a set of risk-based capital standards for banking organizations. The U.S. banking regulators have adopted new capital standards for certain banking organizations that incorporate the Basel Committee’s risk-based capital standards. Decisions by U.S. banking organizations about whether to hold or sell mortgage assets could be affected by the new standards. However, the manner in which U.S. banking organizations may respond to them remains uncertain.

The actions we are taking in connection with the Interagency Guidance and the Subprime Statement are described in “ANNUAL MD&A — CREDIT RISKS — Mortgage Credit Risk — Portfolio Diversification — Guidance on Non-traditional Mortgage Product Risks and Subprime Mortgage Lending.” These changes to our underwriting and borrower disclosure requirements and investment standards could reduce the number of these mortgage products available for us to purchase. These initiatives may also adversely affect our profitability or our ability to achieve our affordable housing goals and subgoals.

In addition, our business could also be adversely affected by any modification, reduction or repeal of the federal income tax deductibility of mortgage interest payments.

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ITEM 2. FINANCIAL INFORMATION

SELECTED FINANCIAL DATA AND OTHER OPERATING MEASURES(1)

	At or for the Three
	Months Ended		At or for the Year Ended December 31,
	March 31,			Adjusted(1)
	2008	2007	2007	2006	2005	2004	2003
	(dollars in millions, except share-related amounts)

Income Statement Data
Net interest income	$798	$771	$3,099	$3,412	$4,627	$8,313	$8,598
Non-interest income (loss)	731	(77)	194	2,086	1,003	(2,723)	532
Net income (loss) before cumulative effect of change in accounting principle	(151)	(133)	(3,094)	2,327	2,172	2,603	4,809
Cumulative effect of change in accounting principle, net of taxes	—	—	—	—	(59)	—	—
Net income (loss)	(151)	(133)	(3,094)	2,327	2,113	2,603	4,809
Net income (loss) available to common stockholders	$(424)	$(230)	$(3,503)	$2,051	$1,890	$2,392	$4,593
Earnings (loss) per common share before cumulative effect of change in accounting principle:
Basic	$(0.66)	$(0.35)	$(5.37)	$3.01	$2.82	$3.47	$6.68
Diluted	(0.66)	(0.35)	(5.37)	3.00	2.81	3.46	6.67
Earnings (loss) per common share after cumulative effect of change in accounting principle:
Basic	$(0.66)	$(0.35)	$(5.37)	$3.01	$2.73	$3.47	$6.68
Diluted	(0.66)	(0.35)	(5.37)	3.00	2.73	3.46	6.67
Dividends per common share	$0.25	$0.50	$1.75	$1.91	$1.52	$1.20	$1.04
Weighted average common shares outstanding (in thousands):
Basic	646,338	661,376	651,881	680,856	691,582	689,282	687,094
Diluted	646,338	661,376	651,881	682,664	693,511	691,521	688,675
Balance Sheet Data
Total assets	$802,992	$813,421	$794,368	$804,910	$798,609	$779,572	$787,962
Senior debt, due within one year	290,540	272,295	295,921	285,264	279,764	266,024	279,180
Senior debt, due after one year	464,737	472,638	438,147	452,677	454,627	443,772	438,738
Subordinated debt, due after one year	4,492	5,224	4,489	6,400	5,633	5,622	5,613
All other liabilities	27,066	34,211	28,911	33,139	31,945	32,720	32,094
Minority interests in consolidated subsidiaries	133	514	176	516	949	1,509	1,929
Stockholders’ equity	16,024	28,539	26,724	26,914	25,691	29,925	30,408
Portfolio Balances(2)
Retained portfolio(3)	$712,462	$714,454	$720,813	$703,959	$710,346	$653,261	$645,767
Total PCs and Structured Securities issued(4)	1,784,077	1,536,525	1,738,833	1,477,023	1,335,524	1,208,968	1,162,068
Total mortgage portfolio	2,149,689	1,892,132	2,102,676	1,826,720	1,684,546	1,505,531	1,414,700
Non-performing Assets(5)
Troubled debt restructurings			$3,621	$3,103	$2,605	$2,297	$2,370
Real estate owned, net			1,736	743	629	741	795
Other delinquent loans			13,089	5,700	6,439	6,345	7,491
Total non-performing assets			18,446	9,546	9,673	9,383	10,656
Ratios
Return on average assets(6)	(0.1)%	(0.1)%	(0.4)%	0.3%	0.3%	0.3%	0.6%
Return on common equity(7)	(23.3)	(4.3)	(21.0)	9.8	8.1	9.4	17.7
Return on total equity(8)	(2.8)	(1.9)	(11.5)	8.8	7.6	8.6	15.8
Dividend payout ratio on common stock(9)	N/A	N/A	N/A	63.9	56.9	34.9	15.6
Equity to assets ratio(10)	2.7	3.4	3.4	3.3	3.5	3.8	4.0
Preferred stock to core capital ratio(11)	36.8	18.6	37.3	17.3	13.2	13.5	14.2

(1)	See “NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES” and “NOTE 20: CHANGES IN ACCOUNTING PRINCIPLES” to our audited consolidated financial statements for more information regarding our accounting policies and adjustments made to periods prior to 2008. See “NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES” to our unaudited consolidated financial statements for more information regarding our accounting policies as of and for the three months ended March 31, 2008.
(2)	Represent the unpaid principal balance and excludes mortgage loans and mortgage-related securities traded, but not yet settled. Effective in December 2007, we established a trust for the administration of cash remittances received related to the underlying assets of our PCs and Structured Securities issued. As a result, for December 2007 and each period in 2008, we report the balance of our mortgage portfolios to reflect the publicly-available security balances of our PCs and Structured Securities. Balances prior to 2007 are based on the unpaid principal balances of the underlying mortgage loans that were reduced upon receipt of remittances ahead of the security payment date. To adjust for this change, we increased our retained portfolio balance by $2.8 billion at December 31, 2007.
(3)	The retained portfolio presented on our consolidated balance sheets differs from the retained portfolio in this table because the consolidated balance sheet caption includes valuation adjustments and deferred balances. See “ANNUAL MD&A — CONSOLIDATED BALANCE SHEETS ANALYSIS — Table 20 — Characteristics of Mortgage Loans and Mortgage-Related Securities in our Retained Portfolio” and “INTERIM MD&A — CONSOLIDATED BALANCE SHEETS ANALYSIS — Table 81 — Characteristics of Mortgage Loans and Mortgage-Related Securities in our Retained Portfolio” for more information.
(4)	Includes PCs and Structured Securities that are held in our retained portfolio. See “ANNUAL MD&A — PORTFOLIO BALANCES AND ACTIVITIES — Table 44 — Total Mortgage Portfolio and Segment Portfolio Composition” and “INTERIM MD&A — PORTFOLIO BALANCES AND ACTIVITIES — Table 100— Freddie Mac’s Total Mortgage Portfolio and Segment Portfolio Composition” for composition of our total mortgage portfolio. Excludes Structured Securities for which we have resecuritized our PCs and Structured Securities. These resecuritized securities do not increase our credit-related exposure and consist of single-class Structured Securities backed by PCs, REMICs and principal-only strips. The notional balances of interest-only strips are excluded because this line item is based on unpaid principal balance. Includes other guarantees issued that are not in the form of a PC, such as long-term standby commitments and credit enhancements for multifamily housing revenue bonds.
(5)	Represents mortgage loans held in our retained portfolio, as well as mortgage loans backing our guaranteed PCs and Structured Securities, including those held by third parties.
(6)	Ratio computed as annualized net income (loss) divided by the simple average of the beginning and ending balances of total assets.
(7)	Ratio computed as annualized net income (loss) available to common stockholders divided by the simple average of the beginning and ending balances of stockholders’ equity, net of preferred stock (at redemption value).
(8)	Ratio computed as annualized net income (loss) divided by the simple average of the beginning and ending balances of stockholders’ equity.
(9)	Ratio computed as common stock dividends declared divided by net income available to common stockholders. Ratio is not computed for periods in which net income (loss) available to common stockholders was a loss.
(10)	Ratio computed as the simple average of the beginning and ending balances of stockholders’ equity divided by the simple average of the beginning and ending balances of total assets.
(11)	Ratio computed as preferred stock, at redemption value divided by core capital. See “NOTE 9: REGULATORY CAPITAL” to our audited and unaudited consolidated financial statements for more information regarding core capital.

30	Freddie Mac

RECENT EVENTS

Since the release of our financial results for the first quarter of 2008, there has been a substantial decline in the market price of our common stock. The market conditions that have contributed to this price decline are likely to affect our approach to raising new core capital including the timing, amount, type and mix of securities we may issue. However, we remain committed to raising new core capital given appropriate market conditions.

Currently, we are not under any mandate or requirement to raise capital other than our commitment with OFHEO to raise $5.5 billion. Preliminary indications of our expected financial performance for the second quarter, while reflecting the challenges that face the industry, will leave us expecting to be capitalized at a level greater than the 20% mandatory target surplus established by OFHEO and with a greater surplus above the statutory minimum capital requirement. We expect to take actions to maintain our capital position above the 20% mandatory target surplus. Accordingly, we continue to review and consider alternatives for managing our capital including issuing equity in amounts that could be substantial, reducing our common dividend and limiting the growth or reducing the size of our retained portfolio by allowing the portfolio to run off and/or by selling securities classified as trading or carried at fair value under SFAS No. 159 or available-for-sale securities that are accretive to capital (fair value exceeds cost). We have retained and are working with our financial advisors and we continue to engage in discussions with OFHEO and Treasury on these matters.

Our liquidity position remains strong as a result of our access to the debt markets at attractive spreads and an unencumbered agency mortgage-related securities portfolio of approximately $550 billion, which could serve as collateral for short-term borrowings. On July 13, 2008, the Board of Governors of the Federal Reserve System granted the Federal Reserve Bank of New York the authority to lend to Freddie Mac if necessary. Any such lending would be at the primary credit rate and collateralized by U.S. government and federal agency securities.

Also on July 13, 2008, the Secretary of the Treasury announced a plan that includes: (i) a temporary increase in Treasury’s existing authority to lend to Freddie Mac and Fannie Mae; (ii) temporary authority for Treasury to purchase equity in either Freddie Mac or Fannie Mae if needed which, if taken, could significantly dilute our existing shareholders; and (iii) a consultative role for the Federal Reserve in the process for setting capital requirements and other prudential standards for Freddie Mac and Fannie Mae. Implementation of this plan will require legislation.

31	Freddie Mac

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AS OF DECEMBER 31, 2007
AND RESULTS OF OPERATIONS FOR THE THREE YEARS ENDED DECEMBER 31, 2007 (“ANNUAL MD&A”)

EXECUTIVE SUMMARY

Our Business

We generate income through our portfolio investment activities and credit guarantee activities, operating as three reportable segments: Investments, Single-family Guarantee and Multifamily. To achieve our objectives for long-term growth, we focus on three long-term business drivers — the profitability of new business, growth and market share. Competition, other market factors, our housing mission under our charter and the HUD affordable housing goals and subgoals require that we make trade-offs in our business that affect each of these drivers.

Market Overview

The U.S. residential mortgage market weakened considerably during 2007, adversely affecting our financial condition and results of operations. We expect that weakened conditions in the residential mortgage market will continue in 2008.

Home prices declined in 2007. The volume of new and existing home sales continued to decline and increased inventories of unsold homes have undermined property values. Forecasts of nationwide home prices indicate a continued overall decline through 2008. Changes in home prices are an important market indicator for us. When home prices decline, the risk of borrower defaults and the severity of credit losses generally increase.

Credit concerns and resulting liquidity issues affected the financial markets. Recently, the market for mortgage-related securities has been characterized by high levels of volatility and uncertainty, reduced demand and liquidity, significantly wider credit spreads and a lack of price transparency. Mortgage-related securities, particularly those backed by non-traditional mortgage products, have been subject to various rating agency downgrades and price declines. Many lenders tightened credit standards in the second half of 2007 or stopped originating certain types of mortgages for riskier products in the market, such as some types of ARMs, resulting in higher mortgage rates. This response has adversely affected many borrowers seeking to refinance out of ARMs scheduled to reset to higher rates, contributing to higher observed delinquencies.

The credit performance of all mortgage products deteriorated during 2007; however, the performance of subprime, Alt-A loans and other non-traditional mortgage products deteriorated more severely. See “ANNUAL MD&A — CREDIT RISKS — Mortgage Credit Risk” for additional information regarding mortgage-related securities backed by subprime and Alt-A loans.

Consolidated Results — GAAP

Effective December 31, 2007, we retrospectively changed our method of accounting for our guarantee obligation: (a) to a policy of no longer extinguishing our guarantee obligation when we purchase all or a portion of a Freddie Mac-guaranteed security from a policy of effective extinguishment through the recognition of a Participation Certificate residual and (b) to a policy that amortizes our guarantee obligation into earnings in a manner that corresponds more closely to our economic release from risk under our guarantee than our former policy, which amortized our guarantee obligation according to the contractual expiration of our guarantee as observed by the decline in the unpaid principal balance of securitized mortgage loans. While our previous accounting is acceptable, we believe the newly adopted method of accounting for our guarantee obligation is preferable because it:

•	significantly enhances the transparency and understandability of our financial results;

•	promotes uniformity in the accounting model for the credit risk retained in our primary credit guarantee business;

•	better aligns revenue recognition to the release from economic risk of loss under our guarantee; and

•	increases comparability with other similar financial institutions.

The results of operations for all periods presented in this discussion reflect the retrospective application of our new method of accounting for our guarantee obligation. The net cumulative effect of these changes in accounting principles through December 31, 2007 was an increase to our retained earnings of $1.3 billion. See “NOTE 20: CHANGES IN ACCOUNTING PRINCIPLES” to our audited consolidated financial statements for additional information.

In 2007, we reported net losses of $(3.1) billion, or $(5.37) per diluted share, compared to net income of $2.3 billion, or $3.00 per diluted share, in 2006. Net losses in 2007 were primarily due to higher credit-related expenses, losses on our guarantee activities, and mark-to-market losses on our portfolio of derivatives. Without giving effect to the changes in accounting method, net losses would have been $(3.7) billion for the fourth quarter of 2007 and $(5.2) billion for the year ended December 31, 2007.

Net interest income decreased to $3.1 billion in 2007 from $3.4 billion in 2006. The decline in net interest income reflected higher replacement costs associated with the funding of our retained portfolio. Our long-term debt interest costs increased because our lower-rate debt matured and was replaced with higher-rate debt.

32	Freddie Mac

In 2007, management and guarantee income increased to $2.6 billion from $2.4 billion in 2006, resulting from a 13% increase in the average balance of our PCs and Structured Securities issued. Despite increases in contractual management and guarantee fees, our total management and guarantee fee rate decreased to 16.6 basis points in 2007 from 17.1 basis points in 2006, primarily attributable to declines in amortization income resulting from slower prepayment projections in 2007.

Other components of non-interest income (loss) totaled $(2.4) billion in 2007, compared to $(0.3) billion in 2006. These amounts include $(4.3) billion of valuation losses in 2007 compared to $(1.3) billion in 2006. The change in valuation losses was primarily attributable to the impact of decreasing long-term interest rates on our derivatives portfolio. Our valuation losses in 2007 were partially offset by $0.5 billion of recoveries on loans impaired upon purchase.

Credit-related expenses, which consist of the total of provision for credit losses and real estate owned, or REO, operations expense, were $3.1 billion and $0.4 billion in 2007 and 2006, respectively. In 2007, our provision for credit losses increased due to significant credit deterioration in our single-family credit guarantee portfolio.

Other non-interest expense included losses on certain credit guarantees and losses on loans purchased, which totaled $3.9 billion in 2007, compared to $0.6 billion in 2006. Increases in losses on certain credit guarantees reflect expectations of higher defaults and severity in the credit market in 2007 which were not fully offset by increases in guarantee and delivery fees due to competitive pressures and contractual fee arrangements. Increases in losses on loans purchased reflect reduced fair values and higher volume of delinquent loans purchased under our guarantees. See “ANNUAL MD&A — CONSOLIDATED RESULTS OF OPERATIONS — Non-Interest Expenses — Losses on Certain Credit Guarantees” for additional information.

We reported income tax expense (benefit) of $(2.9) billion and $(45) million in 2007 and 2006 resulting in effective tax rates of 48% and (2)%, respectively. See “NOTE 13: INCOME TAXES” to our audited consolidated financial statements for additional information.

Segment Earnings

Our operations consist of three reportable segments, which are based on the type of business activities each performs — Investments, Single-family Guarantee and Multifamily. The activities of our business segments are described in “BUSINESS — Business Activities.” Certain activities that are not part of a segment are included in the “All Other” category; this category consists of certain unallocated corporate items, such as remediation and restructuring costs, costs related to the resolution of certain legal matters and certain income tax items. We manage and evaluate performance of the segments and All Other using a Segment Earnings approach. Segment Earnings differs significantly from, and should not be used as a substitute for net income (loss) before cumulative effect of change in accounting principle or net income (loss) as determined in accordance with GAAP. There are important limitations to using Segment Earnings as a measure of our financial performance. Among other things, our regulatory capital requirements are based on our GAAP results. Segment Earnings adjusts for the effects of certain gains and losses and mark-to-market items which, depending on market circumstances, can significantly affect, positively or negatively, our GAAP results and which, in recent periods, have caused us to record GAAP net losses. GAAP net losses will adversely impact our regulatory capital, regardless of results reflected in Segment Earnings. See “ANNUAL MD&A — CONSOLIDATED RESULTS OF OPERATIONS — Segment Measures — Segment Earnings” for a description of “Segment Earnings” and a discussion of its use as a measure of segment operating performance.

The objective of Segment Earnings is to present our results on an accrual basis as the cash flows from our segments are earned over time. We are primarily a buy and hold investor in mortgage assets, and given our business objectives, we believe it is meaningful to measure performance of our investment business using long-term returns, not on a short-term fair value basis. The business model for our investment activity is one where we generally hold our investments for the long term, fund the investments with debt and derivatives to minimize interest rate risk, and generate net interest income in line with our return on equity objectives. The business model for our credit guarantee activity is one where we are a long-term guarantor of the conforming mortgage markets, manage credit risk, and generate guarantee and credit fees, net of incurred credit losses. As a result of these business models, we believe that an accrual-based metric is a meaningful way to present the emergence of our results as actual cash flows are realized, net of credit losses and impairments. In summary, Segment Earnings provides us with a view of our financial results that is more consistent with our business objectives, which helps us better evaluate the performance of our business, both from period to period and over the longer term.

33	Freddie Mac

Table 4 presents Segment Earnings by segment and the All Other category and includes a reconciliation of Segment Earnings to net income (loss) prepared in accordance with GAAP.

Table 4 — Reconciliation of Segment Earnings to GAAP Net Income (Loss)

	Year Ended December 31,
	2007	2006	2005
	(in millions)

Segment Earnings (loss) after taxes:
Investments	$2,028	$2,111	$2,284
Single-family Guarantee	(256)	1,289	965
Multifamily	398	434	363
All Other	(103)	19	(437)

Total Segment Earnings, net of taxes	2,067	3,853	3,175

Reconciliation to GAAP net income (loss):
Derivative- and foreign currency translation-related adjustments	(5,667)	(2,371)	(1,644)
Credit guarantee-related adjustments	(3,268)	(201)	(458)
Investment sales, debt retirements and fair value-related adjustments	987	231	570
Fully taxable-equivalent adjustments	(388)	(388)	(336)

Total pre-tax adjustments	(8,336)	(2,729)	(1,868)
Tax-related adjustments	3,175	1,203	865

Total reconciling items, net of taxes	(5,161)	(1,526)	(1,003)

Net income (loss)(1)	$(3,094)	$2,327	$2,172

(1)	Total per consolidated statement of income reflects the impact of the adjustments described in “NOTE 20: CHANGES IN ACCOUNTING PRINCIPLES” to our audited consolidated financial statements. Additionally, Net income (loss) is presented before the cumulative effect of a change in accounting principle related to 2005.

Investments

Through our Investments segment, we seek to generate attractive returns on our mortgage-related investment portfolio while maintaining a disciplined approach to interest-rate risk and capital management. We seek to accomplish this objective through opportunistic purchases, sales and restructuring of mortgage assets. Although we are primarily a buy and hold investor in mortgage assets, we may sell assets to reduce risk, respond to capital constraints, provide liquidity or structure certain transactions that improve our returns. We estimate our expected investment returns using an OAS approach.

Segment Earnings for our Investments segment declined in 2007 compared to 2006. We experienced higher funding costs in 2007 for our mortgage-related investment portfolio as our long-term debt interest expense increased, reflecting the replacement of maturing debt.

Performance Highlights of 2007 versus 2006:

•	Unpaid principal balance of our mortgage-related investment portfolio increased 1% to $663 billion at December 31, 2007.

•	Segment Earnings net interest yield was flat in 2007, as compared to 2006, due to increased funding costs offset by a decline in amortization expense of our mortgage-related portfolio.

•	Capital constraints limited our ability to significantly increase our mortgage-related investment portfolio in order to take advantage of wider mortgage-to-debt OAS.

Single-family Guarantee

Through our Single-family Guarantee segment, we seek to issue guarantees that we believe offer attractive long-term returns relative to anticipated credit costs while fulfilling our mission to provide liquidity, stability and affordability in the residential mortgage market. In addition, we seek to improve our share of the total residential mortgage securitization market by enhancing customer service and expanding our customer base, the types of mortgages we guarantee and the products we offer.

Segment Earnings for our Single-family Guarantee segment declined in 2007 compared to 2006. In 2007, we experienced an increase in credit costs largely driven by higher volumes of both non-performing loans and foreclosures, higher severity of losses on a per-property basis, a national decline in home prices and declines in regional economic conditions.

Performance Highlights of 2007 versus 2006:

•	Credit guarantee portfolio increased by 17.7% for the year ended December 31, 2007, compared to 11.1% for the year ended December 31, 2006.

•	Average rates of Segment Earnings management and guarantee fee income for the Single-family Guarantee segment remained unchanged at 18.0 basis points.

34	Freddie Mac

•	Segment Earnings provision for credit losses for the Single-family Guarantee segment increased to $3.0 billion for the year ended December 31, 2007 from $0.3 billion for the year ended December 31, 2006.

•	Realized single-family credit losses in 2007 were 3.0 basis points of the average total mortgage portfolio, excluding non-Freddie Mac securities, compared to 1.4 basis points in 2006.

•	Announced significant delivery fee increases effective March 2008. Also, in February 2008, we announced an additional increase in delivery fees, effective June 2008, for certain flow transactions.

Multifamily

Through our Multifamily segment, we seek to generate attractive returns on our investments in multifamily mortgage loans while fulfilling our mission to supply affordable rental housing. We also seek to issue guarantees that we believe offer attractive long-term returns relative to anticipated credit costs.

Segment Earnings for our Multifamily segment decreased in 2007 compared to 2006 as a result of a decrease in net interest income. The decrease in net interest income is primarily attributable to increased debt expense related to higher debt funding costs as well as lower interest yields on the portfolio. Despite market volatility and credit concerns in the single-family market, the multifamily market fundamentals generally continued to display positive trends. Tightened credit standards and reduced liquidity caused many market participants to limit purchases of multifamily mortgages during the second half of 2007, creating investment opportunities for us with higher long-term expected returns and enhancing our ability to meet our affordable housing goals. Despite the investment limitations created by our current capital position, our purchases of multifamily retained mortgages were at record levels in 2007.

Performance Highlights of 2007 versus 2006:

•	Mortgage purchases into our multifamily loan portfolio increased approximately 50% in 2007, to $18.2 billion from $12.1 billion in 2006.

•	Unpaid principal balance of our mortgage loan portfolio increased to $57.6 billion at December 31, 2007 from $45.2 billion at December 31, 2006.

•	Our provision for credit losses for the Multifamily segment remained low at $38 million for the year ended December 31, 2007.

Capital Management

Our primary objective in managing capital is preserving our safety and soundness. We also seek to have sufficient capital to support our business and mission. We make investment decisions based on our capital levels. OFHEO monitors our capital adequacy using several capital standards and since 2004 has directed a 30% mandatory target capital surplus above our regulatory minimum capital requirement.

Weakness in the housing market and volatility in the financial markets continue to adversely affect our capital, including our ability to manage to the 30% mandatory target capital surplus. As a result of the impact of GAAP net losses on our regulatory core capital, our estimated capital surplus was below the 30% mandatory target capital surplus applicable at the end of November 2007. In order to manage to the 30% mandatory target capital surplus and improve business flexibility, on December 4, 2007, we issued $6 billion of non-cumulative, perpetual preferred stock. In addition, during the fourth quarter of 2007, we reduced our common stock dividend by 50% and reduced the size of our cash and investments portfolio. On March 19, 2008, OFHEO reduced our mandatory target capital surplus to 20% above our statutory minimum capital requirement, and we announced that we will begin the process to raise capital and maintain overall capital levels well in excess of requirements while the mortgage markets recover.

Other items positively affecting our capital position include: (a) certain operational changes in December 2007 for purchasing delinquent loans from PCs, (b) changes in accounting principles we adopted, which increased core capital by $1.3 billion at December 31, 2007 and (c) as discussed in more detail below, our adoption of SFAS No. 159, “The Fair Value Option of Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115,” or SFAS 159, on January 1, 2008, which increased core capital by an estimated $1.0 billion.

We have committed to OFHEO to raise $5.5 billion of new core capital through one or more offerings, which will include both common and preferred securities. The timing, amount and mix of securities to be offered will depend on a variety of factors, including prevailing market conditions and our SEC registration process, and is subject to approval by our board of directors. OFHEO has informed us that, upon completion of these offerings, our mandatory target capital surplus will be reduced from 20% to 15%. OFHEO has also informed us that it intends a further reduction of our mandatory target capital surplus from 15% to 10% upon completion of our SEC registration process, our completion of the remaining Consent Order requirement (i.e., the separation of the positions of Chairman and Chief Executive Officer), our continued commitment to maintain capital well above OFHEO’s regulatory requirement and no material adverse changes to ongoing regulatory compliance. We reduced the dividend on our common stock in December 2007.

35	Freddie Mac

The sharp decline in the housing market and volatility in financial markets continues to adversely affect our capital, including our ability to manage to our regulatory capital requirements and the 20% mandatory target capital surplus. Factors that could adversely affect the adequacy of our capital in future periods include our ability to execute our planned capital raising transaction; GAAP net losses; continued declines in home prices; increases in our credit and interest-rate risk profiles; adverse changes in interest-rate or implied volatility; adverse OAS changes; impairments of non-agency mortgage-related securities; counterparty downgrades; downgrades of non-agency mortgage-related securities (with respect to regulatory risk-based capital); legislative or regulatory actions that increase capital requirements; our ability to meet the requirements set by OFHEO for further reductions in the mandatory target capital surplus; or changes in accounting practices or standards. See “NOTE 9: REGULATORY CAPITAL” to our audited consolidated financial statements for further information regarding our regulatory capital requirements and “NOTE 9: REGULATORY CAPITAL” to our unaudited consolidated financial statements for further information regarding OFHEO’s capital monitoring framework.

Also affecting our capital position was our adoption of SFAS 159 on January 1, 2008. Our election of the fair value option was made in an effort to better reflect, in the financial statements, the economic offsets that exist related to items that were not previously recognized as changes in fair value through our consolidated statements of income. We expect our adoption of the fair value option will reduce the effect of interest-rate changes on our net income (loss) and capital. This change will also increase the impact of spread changes on capital. For a further discussion of our adoption of SFAS 159 see “NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — Change in Accounting Principles” to our unaudited consolidated financial statements. Beginning in the first quarter of 2008, we commenced our use of cash flow hedge accounting relationships to include hedging the changes in cash flows associated with our forecasted issuances of debt. We believe this expanded accounting strategy will reduce the effect of interest-rate changes on our capital. This accounting strategy had a positive impact on our financial results for the first quarter of 2008, and we expect our continued implementation of hedge accounting will have a greater positive effect on our interest rate sensitivity going forward. We also employed this accounting strategy while maintaining our disciplined approach to interest-rate risk management. See “NOTE 10: DERIVATIVES” to our unaudited consolidated financial statements for additional information about our derivatives designated as cash flow hedges.

To help manage to our regulatory capital requirements and the 20% mandatory target capital surplus, we may consider measures in the future such as reducing or rebalancing risk, limiting growth or reducing the size of our retained portfolio, slowing purchases into our credit guarantee portfolio, issuing additional preferred or convertible preferred stock and issuing common stock.

Our ability to execute additional actions or their effectiveness may be limited and we might not be able to manage to the 20% mandatory target capital surplus. If we are not able to manage to the 20% mandatory target capital surplus, OFHEO may, among other things, seek to require us to (a) submit a plan for remediation or (b) take other remedial steps. In addition, OFHEO has discretion to reduce our capital classification by one level if OFHEO determines that we are engaging in conduct OFHEO did not approve that could result in a rapid depletion of core capital or determines that the value of property subject to mortgage loans we hold or guarantee has decreased significantly. See “BUSINESS — Regulation And Supervision — Office of Federal Housing Enterprise Oversight — Capital Standards and Dividend Restrictions,” “RISK FACTORS” and “NOTE 9: REGULATORY CAPITAL — Classification” to our audited consolidated financial statements and “NOTE 9: REGULATORY CAPITAL” to our unaudited consolidated financial statements for information regarding additional potential actions OFHEO may seek to take against us.

We have submitted amended quarterly minimum and critical capital reports to OFHEO that are adjusted to reflect the impacts of the retrospective application of our changes in method of accounting for our guarantee obligation. OFHEO is the authoritative source for our regulatory capital calculations. However, we believe that we remain adequately capitalized for all historical quarters, on an adjusted basis. At December 31, 2007 our regulatory core capital was $37.9 billion after the effects of the adjustments, which was $11.4 billion in excess of our minimum capital requirement and $3.5 billion in excess of the 30% mandatory target capital surplus. At March 31, 2008, our estimated regulatory core capital was $38.3 billion, which is an estimated $11.4 billion in excess of our statutory minimum capital requirement and $6.0 billion in excess of the 20% mandatory target capital surplus. See “NOTE 9: REGULATORY CAPITAL” to our audited consolidated financial statements and “NOTE 9: REGULATORY CAPITAL” to our unaudited consolidated financial statements for additional information about our regulatory capital.

Fair Value Results

We use estimates of fair value on a routine basis to make decisions about our business activities. Our attribution of the changes in fair value relies on models, assumptions and other measurement techniques that will evolve over time. Our consolidated fair value measurements are a component of our risk management processes. For information about how we estimate the fair value of financial instruments, see “NOTE 16: FAIR VALUE DISCLOSURES” to our audited consolidated financial statements.

36	Freddie Mac

In 2007, the fair value of net assets attributable to common stockholders, before capital transactions, decreased by $23.6 billion, compared to a $2.5 billion increase in 2006. The payment of common dividends and the repurchase of common shares, net of reissuance of treasury stock, reduced total fair value by an additional $2.1 billion. The fair value of net assets attributable to common stockholders as of December 31, 2007 was $0.3 billion, compared to $26.0 billion as of December 31, 2006.

The following attribution of changes in fair value reflects our current estimate of the items presented (on a pre-tax basis) and excludes the effect of returns on capital and administrative expenses.

Our investment activities decreased fair value by approximately $18.1 billion in 2007. This estimate includes declines in fair value of approximately $23.8 billion attributable to net mortgage-to-debt OAS widening. Of this amount, approximately $13.4 billion was related to the impact of the net mortgage-to-debt OAS widening on our portfolio of non-agency mortgage-related securities.

Our investment activities increased fair value by an estimated $1.3 billion in 2006. This increase in fair value was primarily attributable to the core spread earned on our retained portfolio.

The impact of mortgage-to-debt OAS widening during 2007 increases the likelihood that, in future periods, we will be able to recognize core spread income from our investment activities at a higher spread level. We estimate that we recognized core spread income at a net mortgage-to-debt OAS level of approximately 100 to 105 basis points at December 31, 2007, as compared to approximately 25 to 30 basis points estimated at December 31, 2006. See “ANNUAL MD&A — CONSOLIDATED FAIR VALUE BALANCE SHEETS ANALYSIS — Discussion of Fair Value Results — Estimated Impact of Changes in Mortgage-To-Debt OAS on Fair Value Results” for additional information.

Our credit guarantee activities, including multifamily and single-family whole loan credit exposure, decreased fair value by an estimated $18.5 billion in 2007. This estimate includes an increase in the single-family guarantee obligation of approximately $22.2 billion, primarily attributable to higher expected future credit costs and increased uncertainty in the market. This increase in the single-family guarantee obligation was partially offset by a fair value increase in the single-family guarantee asset of approximately $2.1 billion and cash receipts related to management and guarantee fees and other up-front fees.

During 2006, our credit guarantee activities increased fair value by an estimated $1.9 billion. This estimate includes a fair value increase related to the single-family guarantee asset of approximately $0.9 billion and cash receipts related to management and guarantee fees and other up-front fees. These increases were partially offset by an increase in the single-family guarantee obligation of approximately $1.3 billion.

Business Outlook

We expect that our realized credit losses will continue to increase, which will adversely affect the profitability of our Single-family Guarantee segment. We expect the increase will be largely driven by the credit characteristics of loans originated in 2006 and 2007, which are generally of lower credit quality than loans underlying our issuances in prior years. Loans originated in 2006 and 2007 represent 42% of the unpaid principal balance of our single-family credit guarantee portfolio and approximately 28% of the unpaid principal balance of loans that we hold for sale and investment, which consist primarily of loans purchased under financial guarantees. In addition, the average management and guarantee fees on our 2007 issuances did not keep pace with the increase in expected default costs on the underlying loans. We expect to continue to pursue increases to our management and guarantee fees and delivery fees on bulk and flow transactions to better reflect our expectations of future default costs.

We expect to continue to experience attractive purchase opportunities for our retained portfolio, due to wider mortgage spreads and continued attractive debt funding levels. As a result of the temporary increase in the conventional conforming loan limits, we expect to purchase mortgages with significantly higher unpaid principal balances. Our ability to purchase these mortgages is subject to certain operational constraints and any conditions that may be imposed by our regulators as well as our ability to manage the additional credit risks associated with such mortgages. In addition, our ability to take full advantage of these and other market opportunities may also be limited by our ability to manage to the 30% mandatory target capital surplus and our voluntary, temporary growth limit.

The turmoil in the credit and mortgage markets is also presenting opportunities to profitably grow our single-family and multifamily portfolios. We expect our share of the mortgage securitization market to grow as mortgage originators have generally tightened their credit standards during 2007, causing conforming mortgages to be the predominant product in the market.

As a part of our initiative to register our common stock with the SEC, we expect to complete the remediation of the material weaknesses in our financial reporting processes. Although we have made substantial progress in the remediation of our control deficiencies, the process of meeting our ongoing reporting obligations once our common stock is registered poses significant operational challenges for us.

37	Freddie Mac

Over the next two years, we believe we should be able to reduce administrative expenses. We expect to begin this process in 2008, as we complete our financial remediation efforts and benefit from our investments in new technology.

We expect that it will be challenging for us to achieve HUD’s affordable housing goals and subgoals for 2008, due to the significant changes in the residential mortgage market that occurred in 2007 and that are likely to continue well into 2008. These changes include a decrease in single-family home sales that began in 2005 and deteriorating conditions in the mortgage credit markets, which have resulted in more rigorous underwriting standards, and greatly reduced originations of subprime and Alt-A mortgages.

38	Freddie Mac

CONSOLIDATED RESULTS OF OPERATIONS

The following discussion of our consolidated results of operations should be read in conjunction with our audited consolidated financial statements, including the accompanying notes. Also see “ANNUAL MD&A — CRITICAL ACCOUNTING POLICIES AND ESTIMATES” for more information concerning the most significant accounting policies and estimates applied in determining our reported financial position and results of operations.

Effective December 31, 2007, we retrospectively changed our method of accounting for our guarantee obligation: (a) to a policy of no longer extinguishing our guarantee obligation when we purchase all or a portion of a Freddie Mac-guaranteed security from a policy of effective extinguishment through the recognition of a Participation Certificate residual and (b) to a policy that amortizes our guarantee obligation into earnings in a manner that corresponds more closely to our economic release from risk under our guarantee than our former policy, which amortized our guarantee obligation according to the contractual expiration of our guarantee as observed by the decline in the unpaid principal balance of securitized mortgage loans. While our previous accounting is acceptable, we believe the newly adopted method of accounting for our guarantee obligation is preferable because it:

•	significantly enhances the transparency and understandability of our financial results;

•	promotes uniformity in the accounting model for the credit risk retained in our primary credit guarantee business;

•	better aligns revenue recognition to the release from economic risk of loss under our guarantee; and

•	increases comparability with other similar financial institutions.

All of the results of operations discussed below for years ended December 31, 2006 and 2005 are shown as “Adjusted” in the tables to reflect the retrospective application of our new method of accounting for our guarantee obligation. Results for the quarters of 2007 and the twelve months ended 2007 reflect these changes for the full periods presented.

On October 1, 2007, we adopted FASB Interpretation No. 39-1, “Amendment to FASB Interpretation No. 39,” or FSP FIN 39-1. See “NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — Recently Adopted Accounting Standards — Offsetting of Amounts Related to Certain Contracts” to our audited consolidated financial statements for additional information about our adoption of FSP FIN 39-1. The adoption of FSP FIN 39-1 had no effect on our consolidated statements of income.

The net cumulative effect of these changes in accounting principles through December 31, 2007 was an increase to our net income of $1.3 billion, which includes a net cumulative increase of $2.2 billion for 2005, 2006 and 2007 and a net cumulative decrease of $0.9 billion related to periods prior to 2005. See “NOTE 20: CHANGES IN ACCOUNTING PRINCIPLES” to our audited consolidated financial statements for additional information.

Table 5 — Summary Consolidated Statements of Income — GAAP Results

	Year Ended December 31,
		Adjusted
	2007	2006	2005
	(in millions)

Net interest income	$3,099	$3,412	$4,627
Non-interest income:
Management and guarantee income	2,635	2,393	2,076
Gains (losses) on guarantee asset	(1,484)	(978)	(1,409)
Income on guarantee obligation	1,905	1,519	1,428
Derivative gains (losses)	(1,904)	(1,173)	(1,321)
Gains (losses) on investment activity	294	(473)	(97)
Gains on debt retirement	345	466	206
Recoveries on loans impaired upon purchase	505	—	—
Foreign-currency gains (losses), net	(2,348)	96	(6)
Other income	246	236	126

Non-interest income	194	2,086	1,003

Non-interest expense:
Administrative expenses	(1,674)	(1,641)	(1,535)
Other expenses	(7,596)	(1,575)	(1,565)

Non-interest expense	(9,270)	(3,216)	(3,100)

Income (loss) before income tax (expense) benefit and cumulative effect of change in accounting principle	(5,977)	2,282	2,530
Income tax (expense) benefit	2,883	45	(358)

Net income (loss) before cumulative effect of change in accounting principle	(3,094)	2,327	2,172
Cumulative effect of change in accounting principle, net of tax	—	—	(59)

Net income (loss)	$(3,094)	$2,327	$2,113

Net Interest Income

Table 6 summarizes our net interest income and net interest yield and provides an attribution of changes in annual results to changes in interest rates or changes in volumes of our interest-earning assets and interest-bearing liabilities.

39	Freddie Mac

Average balance sheet information is presented because we believe end-of-period balances are not representative of activity throughout the periods presented. For most components of the average balances, a daily weighted average balance was calculated for the period. When daily weighted average balance information was not available, a simple monthly average balance was calculated.

Table 6 — Average Balance, Net Interest Income and Rate/Volume Analysis

	Year Ended December 31,
				Adjusted
	2007			2006			2005
		Interest			Interest			Interest
	Average	Income	Average	Average	Income	Average	Average	Income	Average
	Balance(1)(2)	(Expense)(1)	Rate	Balance(1)(2)	(Expense)(1)	Rate	Balance(1)(2)	(Expense)(1)	Rate
	(dollars in millions)

Interest-earning assets:
Mortgage loans(3)(4)	$70,890	$4,449	6.28%	$63,870	$4,152	6.50%	$61,256	$4,010	6.55%
Mortgage-related securities	645,844	34,893	5.40	650,992	33,850	5.20	611,761	28,968	4.74

Total retained portfolio	716,734	39,342	5.49	714,862	38,002	5.32	673,017	32,978	4.90
Investments(5)	43,910	2,285	5.20	57,705	2,789	4.83	53,252	1,773	3.33
Securities purchased under agreements to resell and federal funds sold	24,469	1,283	5.25	28,577	1,473	5.15	25,344	833	3.28

Total interest-earning assets	$785,113	$42,910	5.46	$801,144	$42,264	5.28	$751,613	$35,584	4.73

Interest-bearing liabilities:
Short-term debt	$174,418	$(8,916)	(5.11)	$179,882	$(8,665)	(4.82)	$192,497	$(6,102)	(3.17)
Long-term debt(6)	576,973	(29,148)	(5.05)	587,978	(28,218)	(4.80)	524,270	(23,246)	(4.43)

Total debt securities	751,391	(38,064)	(5.07)	767,860	(36,883)	(4.80)	716,767	(29,348)	(4.09)
Due to PC investors	7,820	(418)	(5.35)	7,475	(387)	(5.18)	10,399	(551)	(5.30)

Total interest-bearing liabilities	759,211	(38,482)	(5.07)	775,335	(37,270)	(4.81)	727,166	(29,899)	(4.11)
Expense related to derivatives		(1,329)	(0.17)		(1,582)	(0.20)		(1,058)	(0.15)
Impact of net non-interest-bearing funding	25,902	—	0.17	25,809	—	0.16	24,447	—	0.14

Total funding of interest-earning assets	$785,113	$(39,811)	(5.07)	$801,144	$(38,852)	(4.85)	$751,613	$(30,957)	(4.12)

Net interest income/yield		$3,099	0.39		$3,412	0.43		$4,627	0.61
Fully taxable-equivalent adjustments(7)		392	0.05		392	0.04		339	0.05

Net interest income/yield (fully taxable-equivalent basis)		$3,491	0.44%		$3,804	0.47%		$4,966	0.66%

	2007 vs. 2006 Variance			2006 vs. 2005 Variance
	Due to			Due to
			Total			Total
	Rate(8)	Volume(8)	Change	Rate(8)	Volume(8)	Change
	(in millions)

Interest-earning assets:
Mortgage loans	$(147)	$444	$297	$(28)	$170	$142
Mortgage-related securities	1,312	(269)	1,043	2,952	1,930	4,882

Total retained portfolio	1,165	175	1,340	2,924	2,100	5,024
Investments	201	(705)	(504)	857	159	1,016
Securities purchased under agreements to resell and federal funds sold	25	(215)	(190)	523	117	640

Total interest-earning assets	$1,391	$(745)	$646	$4,304	$2,376	$6,680

Interest-bearing liabilities:
Short-term debt	$(520)	$269	$(251)	$(2,986)	$423	$(2,563)
Long-term debt	(1,465)	535	(930)	(2,008)	(2,964)	(4,972)

Total debt securities	(1,985)	804	(1,181)	(4,994)	(2,541)	(7,535)
Due to PC investors	(13)	(18)	(31)	12	152	164

Total interest-bearing liabilities	(1,998)	786	(1,212)	(4,982)	(2,389)	(7,371)
Expense related to derivatives	253	—	253	(524)	—	(524)

Total funding of interest-earning assets	$(1,745)	$786	$(959)	$(5,506)	$(2,389)	$(7,895)

Net interest income	$(354)	$41	$(313)	$(1,202)	$(13)	$(1,215)
Fully taxable-equivalent adjustments	9	(9)	—	29	24	53

Net interest income (fully taxable-equivalent basis)	$(345)	$32	$(313)	$(1,173)	$11	$(1,162)

(1) Excludes mortgage loans and mortgage-related securities traded, but not yet settled.

(2)	For securities in our retained and investment portfolios, we calculated average balances based on their unpaid principal balance plus their associated deferred fees and costs (e.g., premiums and discounts), but excluded the effects of mark-to-fair-value changes.
(3)	Non-performing loans, where interest income is recognized when collected, are included in average balances.
(4)	Loan fees included in mortgage loan interest income were $290 million, $280 million and $371 million for the years ended December 31, 2007, 2006 and 2005, respectively.
(5)	Consist of cash and cash equivalents and non-mortgage-related securities.
(6)	Includes current portion of long-term debt. See “NOTE 7: DEBT SECURITIES AND SUBORDINATED BORROWINGS” to our audited consolidated financial statements for a reconciliation of senior debt, due within one year on our consolidated balance sheets.
(7)	The determination of net interest income/yield (fully taxable-equivalent basis), which reflects fully taxable-equivalent adjustments to interest income, involves the conversion of tax-exempt sources of interest income to the equivalent amounts of interest income that would be necessary to derive the same net return if the investments had been subject to income taxes using our federal statutory tax rate of 35%.
(8)	Rate and volume changes are calculated on the individual financial statement line item level. Combined rate/volume changes were allocated to the individual rate and volume change based on their relative size.

40	Freddie Mac

Table 7 summarizes components of our net interest income.

Table 7 — Net Interest Income

	Year Ended December 31,
		Adjusted
	2007	2006	2005
	(in millions)

Contractual amounts of net interest income	$6,038	$7,472	$8,289
Amortization expense, net:(1)
Asset-related amortization expense, net	(268)	(875)	(1,158)
Long-term debt-related amortization expense, net	(1,342)	(1,603)	(1,446)

Total amortization expense, net	(1,610)	(2,478)	(2,604)
Expense related to derivatives:
Amortization of deferred balances in AOCI(2)	(1,329)	(1,620)	(1,966)
Accrual of periodic settlements of derivatives:(3)
Receive-fixed swaps(4)	—	502	1,185
Foreign-currency swaps	—	(464)	(277)

Total accrual of periodic settlements of derivatives	—	38	908

Total expense related to derivatives	(1,329)	(1,582)	(1,058)

Net interest income	3,099	3,412	4,627
Fully taxable-equivalent adjustments	392	392	339

Net interest income (fully taxable-equivalent basis)	$3,491	$3,804	$4,966

(1)	Represents amortization related to premiums, discounts, deferred fees and other adjustments to the carrying value of our financial instruments and the reclassification of previously deferred balances from accumulated other comprehensive income, or AOCI, for certain derivatives in cash flow hedge relationships related to individual debt issuances and mortgage purchase transactions.
(2)	Represents changes in fair value of derivatives in cash flow hedge relationships that were previously deferred in AOCI and have been reclassified to earnings as the associated hedged forecasted issuance of debt and mortgage purchase transactions affect earnings.
(3)	Reflects the accrual of periodic cash settlements of all derivatives in qualifying hedge accounting relationships.
(4)	Include imputed interest on zero-coupon swaps.

Net interest income and net interest yield on a fully taxable-equivalent basis decreased for the year ended December 31, 2007 compared to the year ended December 31, 2006. During 2007, we experienced higher funding costs for our retained portfolio as our long-term debt interest expense increased, reflecting the replacement of maturing debt that had been issued at lower interest rates to fund our investments in fixed-rate mortgage-related investments. The decrease in net interest income and net interest yield on a fully taxable-equivalent basis was partially offset by a decrease in our mortgage-related securities premium amortization expense as purchases into our retained portfolio in 2007 largely consisted of securities purchased at a discount. In addition, wider mortgage-to-debt OAS due to continued lower demand for mortgage-related securities from depository institutions and foreign investors, along with heightened market uncertainty regarding mortgage-related securities, resulted in favorable investment opportunities. However, to manage to our 30% mandatory target capital surplus, we reduced our average balance of interest earning assets and as a result, we were not able to take full advantage of these opportunities.

Net interest income and net interest yield on a fully taxable-equivalent basis decreased in 2006 as compared to 2005 as spreads on fixed-rate investments continued to narrow, driven by increases in long- and medium-term interest rates. The increase in our long-term debt interest costs reflects the turnover of medium-term debt that we issued in previous years to fund our investments in fixed-rate mortgage-related investments when the yield curve was steep (i.e., short- and medium-term interest rates were low as compared to long-term interest rates). As the yield curve flattened during 2005 and 2006, we experienced increased funding costs associated with replacing maturing lower-cost debt. During 2006, net interest margins declined as a result of changes in interest rates on variable-rate assets acquired in 2004 and 2005. Also, we adjusted our funding mix in 2006 by increasing the proportion of callable debt outstanding, which we use to manage prepayment risk associated with our mortgage-related investments and which generally has a higher interest cost than non-callable debt. In 2006, we considered the issuance of callable debt to be more cost effective than alternative interest-rate risk management strategies, primarily the issuance of non-callable bullet debt combined with the use of derivatives. In addition, the impact of rising short-term interest rates on our funding costs was largely offset by the impact of rising rates on our variable-rate assets in our retained portfolio and cash and investments portfolio.

Net interest income for 2006 also reflected lower net interest income on derivatives in qualifying hedge accounting relationships. Net interest income associated with the accrual of periodic settlements declined as the benchmark London Interbank Offer Rate, or LIBOR, and the Euro Interbank Offered Rate, or Euribor-, interest rates increased during the year, adversely affecting net settlements on our receive-fixed and foreign-currency swaps (Euro-denominated). Net interest income was also affected by our decisions in March and December 2006 to discontinue hedge accounting treatment for a significant amount of our receive-fixed and foreign-currency swaps, as discussed in “NOTE 11: DERIVATIVES” to our audited consolidated financial statements. The net interest expense related to these swaps is no longer a component of net interest income, after hedge accounting was discontinued, but instead is recognized as a component of derivative gains (losses). By the end of 2006, nearly all of our derivatives were not in hedge accounting relationships.

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Enhancements to certain models used to estimate prepayment speeds on mortgage-related securities and our approach for estimating uncollectible interest on single-family mortgages greater than 90 days delinquent resulted in a net decrease in retained portfolio interest income of $166 million (pre-tax) during the first quarter of 2005.

Non-Interest Income (Loss)

Management and Guarantee Income

Management and guarantee income is the contractual management and guarantee fees, representing a portion of the interest collected on the underlying loans that we receive on mortgage-related securities issued and guaranteed by us. The primary drivers affecting management and guarantee income are changes in the average balance of our PCs and Structured Securities issued and changes in management and guarantee fee rates. Contractual management and guarantee fees include adjustments for buy-ups and buy-downs, whereby the management and guarantee fee is adjusted for up-front cash payments we make (buy-up) or receive (buy-down) upon issuance of our guarantee. All guarantee-related compensation that is received over the life of the loan in cash is reflected in earnings as a component of management and guarantee income. Our average rates of management and guarantee income are affected by the mix of products we issue, competition in the market and customer preference for buy-up and buy-down fees. The majority of our guarantees are issued under customer flow channel contracts. The remainder of our purchase and guarantee securitization of mortgage loans occurs through bulk purchases.

Table 8 provides summary information about management and guarantee income. Management and guarantee income consists of contractual amounts due to us (reflecting buy-ups and buy-downs to base management and guarantee fees) as well as amortization of certain pre-2003 deferred credit and buy-down fees received by us which are recorded as deferred income as a component of other liabilities. Post-2002 credit fees and buy-down fees are reflected as either increased income on guarantee obligation as the guarantee obligation is amortized or a reduction in losses on certain credit guarantees recorded at the initiation of a guarantee.

Table 8 — Management and Guarantee Income(1)

	Year Ended December 31,
			Adjusted
	2007		2006		2005
	Amount	Rate	Amount	Rate	Amount	Rate
	(dollars in millions, rates in basis points)

Contractual management and guarantee fees	$2,591	16.3	$2,201	15.7	$1,982	15.8
Amortization of credit and buy-down fees included in other liabilities	44	0.3	192	1.4	94	0.8

Total management and guarantee income	$2,635	16.6	$2,393	17.1	$2,076	16.6

Unamortized balance of credit and buy-down fees included in other liabilities, at period end	$410		$440		$619

(1)	Consists of management and guarantee fees received related to all issued and outstanding guarantees, including those issued prior to adoption of FIN 45 in January 2003, which did not require the establishment of a guarantee asset.

Management and guarantee income increased in 2007 compared to 2006 resulting from a 13% increase in the average balance of our PCs and Structured Securities. The total management and guarantee fee rate decreased in 2007 compared to 2006 due to declines in amortization income resulting from slowing prepayments attributable to increasing interest rate projections. The decline was partially offset by an increase in contractual management and guarantee fee rates as a result of an increase in buy-up activity in 2007.

Management and guarantee income increased in 2006 compared to 2005 reflecting a 12% increase in the average balance of our PCs and Structured Securities. The total management and guarantee fee rate increased in 2006 compared to 2005, which reflects higher amortization income due to a decrease in interest rates. The contractual management and guarantee fee rate increase was offset by an increase in buy-down activity in 2006.

Gains (Losses) on Guarantee Asset

Upon issuance of a guarantee of securitized assets, we record a guarantee asset on our consolidated balance sheets representing the fair value of the management and guarantee fees we expect to receive over the life of our PCs or Structured Securities. Guarantee assets are recognized in connection with transfers of PCs and Structured Securities that are accounted for as sales under SFAS 140. Additionally, we recognize guarantee assets for PCs issued through our guarantor swap program and for certain Structured Securities that we issue to third parties in exchange for non-agency mortgage-backed securities. Subsequent changes in the fair value of the future cash flows of the guarantee asset are reported in current period income as gains (losses) on guarantee asset.

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The change in fair value of the guarantee asset reflects:

•	reductions related to the management and guarantee fees received that are considered a return of our recorded investment in the guarantee asset; and

•	changes in future management and guarantee fees we expect to receive over the life of the related PCs or Structured Securities.

The fair value of future management and guarantee fees is driven by expected changes in interest rates that affect the estimated life of the mortgages underlying our PCs and Structured Securities issued and the related discount rates used to determine the net present value of the cash flows. For example, an increase in interest rates extends the life of the guarantee asset and increases the fair value of future management and guarantee fees. Our valuation methodology for the guarantee asset uses market-based information, including market values of excess servicing, interest-only securities, to determine the fair value of future cash flows associated with the guarantee asset.

Table 9 — Attribution of Change — Gains (Losses) on Guarantee Asset

	Year Ended December 31,
			Adjusted
	2007		2006		2005
	(in millions)

Contractual Management and guarantee fees due	$(2,288)		$(1,873)		$(1,565)
Portion of contractual guarantee fees due related to imputed interest income	549		580		450

Return of investment on guarantee asset	(1,739)		(1,293)		(1,115)
Change in fair value of management and guarantee fees	255		315		(294)

Gains (losses) on guarantee asset	$(1,484	)(1)	$(978	)(2)	$(1,409	)(3)

(1)	In 2007 we updated the inputs to our model by consuming information directly from third-party data providers. Additionally, a change was made to our model that revised the duration and convexity assumptions, which resulted in longer estimated maturities for the related securities covered by our guarantee.
(2)	In 2006 we updated our model to revise the conventions used for aggregating loans with similar characteristics to expand and refine the number of aggregate loan pools used for price determination.
(3)	In 2005 we updated our model to utilize greater market data inputs, such as home price appreciation forecasts by geographic area and to expand the use of specific loan characteristics as inputs to our prepayment model.

Management and guarantee fees due represents cash received in the current period related to our PCs and Structured Securities with an established guarantee asset. A portion of management and guarantee fees due is attributed to imputed interest income on the guarantee asset. Management and guarantee fees due increased in both 2007 and 2006, primarily due to increases in the average balance of our PCs and Structured Securities issued.

Gains on fair value of management and guarantee fees in 2007 primarily resulted from an increase in interest rates during the second quarter. The increase in gains on fair value of management and guarantee fees in 2006 was due to an increase in interest rates throughout the year.

Income on Guarantee Obligation

Upon issuance of a guarantee of securitized assets, we record a guarantee obligation on our consolidated balance sheets representing the fair value of our obligation to perform under the terms of the guarantee. Our guarantee obligation is amortized into income using a static effective yield calculated and fixed at inception of the guarantee based on forecasted unpaid principal balances. The static effective yield will be evaluated and adjusted when significant changes in economic events cause a shift in the pattern of our economic release from risk, or the loss curve. For example, certain market environments may lead to sharp and sustained changes in home prices or prepayments of mortgages, leading to the need for an adjustment in the static effective yield for specific mortgage pools underlying the guarantee. When a change is required, a cumulative catch-up adjustment, which could be significant in a given period, will be recognized and a new static effective yield will be used to determine our guarantee obligation amortization. For the years ended December 31, 2007, 2006 and 2005, the cumulative catch-up adjustments recognized for individual mortgage pools where the triggers that identify significant shifts in the loss curve have been met were $199 million, $181 million, and $319 million, respectively, and were due to significant increases in prepayment speeds. The resulting amortization recorded to income on guarantee obligation results in a pattern of revenue recognition that is consistent with our economic release from risk under changing economic scenarios. Periodic amortization of both our guarantee obligation and deferred income are reflected as components of the income on guarantee obligation.

Our guarantee obligation includes the following:

•	estimated credit costs, including estimated unrecoverable principal and interest that will be incurred over the life of the underlying mortgages backing PCs;

•	estimated foreclosure-related costs;

•	net float earnings on cash flows between mortgage loan servicers and investors in PCs;

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•	estimated administrative and other costs related to our management and guarantee activities; and

•	an estimated market rate of return, or profit, that a market participant would require to assume the obligation.

Over time, we recognize credit losses on loans underlying a guarantee contract as those losses become incurred. Those incurred losses may equal, exceed or be less than the expected losses we estimated as a component of our guarantee obligation at inception of the guarantee contract. We recognize incurred losses as part of our provision for credit losses and as real estate owned operations expense.

See “NOTE 20: CHANGES IN ACCOUNTING PRINCIPLES” to our audited consolidated financial statements for further information regarding our guarantee obligation.

Table 10 — Income on Guarantee Obligation

	Year Ended December 31,
		Adjusted
	2007	2006	2005
	(in millions)

Amortization income related to:
Performance and other related costs	$1,146	$804	$747
Deferred guarantee income	759	715	681

Total income on guarantee obligation	$1,905	$1,519	$1,428

Components of the guarantee obligation, at period end:
Unamortized balance of performance and other related costs	$9,930	$5,841	$4,556
Unamortized balance of deferred guarantee income	3,782	3,641	3,351

Total guarantee obligation	$13,712	$9,482	$7,907

Amortization income increased in 2007 and 2006. These increases reflect the growth of the guarantee obligation associated with newly-issued guarantees, which have higher associated performance costs due to higher expected credit costs than issuances in previous years, as well as higher average balances of our PCs and Structured Securities.

Our amortization method is intended to correlate to our economic release from risk under our guarantee, under changing economic scenarios. In the event of significant and sustained economic changes, we would revise our static effective yield amortization, by recognizing a cumulative, catch-up adjustment. We expect that the decline in national home prices in 2008 will require catch-up adjustments to our static effective yield method. This will result in higher amortization in the first quarter of 2008 than would be recognized under the static effective yield method absent these economic changes.

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Derivative Overview

Table 11 presents the effect of derivatives on our audited consolidated financial statements, including notional or contractual amounts of our derivatives and our hedge accounting classifications.

Table 11 — Summary of the Effect of Derivatives on Selected Consolidated Financial Statement Captions

	Consolidated Balance Sheets
				Adjusted
	December 31, 2007			December 31, 2006
	Notional or			Notional or
	Contractual	Fair Value	AOCI	Contractual	Fair Value	AOCI
Description	Amount(1)	(Pre-Tax)(2)	(Net of Taxes)(3)	Amount(1)	(Pre-Tax)(2)	(Net of Taxes)(3)
	(in millions)

Cash flow hedges-open	$—	$—	$—	$70	$—	$—
No hedge designation	1,322,881	4,790	—	758,039	7,720	—

Subtotal	1,322,881	4,790	—	758,109	7,720	—
Balance related to closed cash flow hedges	—	—	(4,059)	—	—	(5,032)

Total	$1,322,881	$4,790	$(4,059)	$758,109	$7,720	$(5,032)

	Consolidated Statements of Income
	Year Ended December 31,
		Adjusted
	2007	2006	2005
	Derivative	Derivative	Derivative
	Gains	Gains	Gains
Description	(Losses)	(Losses)	(Losses)
	(in millions)

Cash flow hedges-open	$—	$—	$(25)
No hedge designation	(1,904)	(1,173)	(1,296)

Total	$(1,904)	$(1,173)	$(1,321)

(1)	Notional or contractual amounts are used to calculate the periodic settlement amounts to be received or paid and generally do not represent actual amounts to be exchanged. Notional or contractual amounts are not recorded as assets or liabilities.
(2)	The value of derivatives on our consolidated balance sheets is reported as derivative asset, net and derivative liability, net, and includes net derivative interest receivable or payable and cash collateral held or posted. Fair value excludes net derivative interest receivable of $1.7 billion and net derivative collateral held of $6.2 billion at December 31, 2007. Fair value excludes net derivative interest receivable of $2.3 billion and net derivative collateral held of $9.5 billion at December 31, 2006.
(3)	Derivatives that meet specific criteria may be accounted for as cash flow hedges. Changes in the fair value of the effective portion of open cash flow hedges are recorded in AOCI, net of taxes. Net deferred gains and losses on closed cash flow hedges (i.e., where the derivative is either terminated or redesignated) are also included in AOCI, net of taxes, until the related forecasted transaction affects earnings or is determined to be probable of not occurring.

Prior to 2007, we discontinued nearly all of our cash flow hedge and fair value hedge accounting relationships. At December 31, 2007, we did not have any derivatives in hedge accounting relationships. From time to time, we designate as cash flow hedges certain commitments to forward sell mortgage-related securities. See “NOTE 11: DERIVATIVES” to our audited consolidated financial statements for additional information on our discontinuation of hedge accounting treatment. Derivatives that are not in qualifying hedge accounting relationships generally increase the volatility of reported non-interest income because the fair value gains and losses on the derivatives are recognized in earnings without the offsetting recognition in earnings of the change in value of the economically hedged exposures.

For derivatives designated in cash flow hedge accounting relationships, the effective portion of the change in fair value of the derivative asset or derivative liability is presented in the stockholders’ equity section of our consolidated balance sheets in AOCI, net of taxes. At December 31, 2007 and 2006, the net cumulative change in the fair value of all derivatives designated in cash flow hedge relationships for which the forecasted transactions had not yet affected earnings (net of amounts previously reclassified to earnings through each year-end) was an after-tax loss of approximately $4.1 billion and $5.0 billion, respectively. These amounts relate to net deferred losses on closed cash flow hedges. The majority of the closed cash flow hedges relate to hedging the variability of cash flows from forecasted issuances of debt. Fluctuations in prevailing market interest rates have no impact on the deferred portion of AOCI, net of taxes, relating to closed cash flow hedges. The deferred amounts related to closed cash flow hedges will be recognized into earnings as the hedged forecasted transactions affect earnings, unless it becomes probable that the forecasted transactions will not occur. If it is probable that the forecasted transactions will not occur, then the deferred amount associated with the forecasted transactions will be recognized immediately in earnings.

At December 31, 2007, over 70% and 90% of the $4.1 billion net deferred losses in AOCI, net of taxes, relating to cash flow hedges were linked to forecasted transactions occurring in the next 5 and 10 years, respectively. Over the next 10 years, the forecasted debt issuance needs associated with these hedges range from approximately $18.6 billion to $104.7 billion in any one quarter, with an average of $58.3 billion per quarter.

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Table 12 presents the scheduled amortization of the net deferred losses in AOCI at December 31, 2007 related to closed cash flow hedges. The scheduled amortization is based on a number of assumptions. Actual amortization will differ from the scheduled amortization, perhaps materially, as we make decisions on debt funding levels or as changes in market conditions occur that differ from these assumptions. For example, for the scheduled amortization for cash flow hedges related to future debt issuances, we assume that we will not repurchase the related debt and that no other factors affecting debt issuance probabilities will change.

Table 12 — Scheduled Amortization into Income of Net Deferred Losses in AOCI Related to Closed Cash Flow Hedge Relationships

	December 31, 2007
	Amount	Amount
Period of Scheduled Amortization into Income	(Pre-tax)	(After-tax)
	(in millions)

2008	$(1,331)	$(865)
2009	(1,105)	(718)
2010	(910)	(592)
2011	(720)	(468)
2012	(563)	(366)
2013 to 2017	(1,107)	(719)
Thereafter	(509)	(331)

Total net deferred losses in AOCI related to closed cash flow hedge relationships	$(6,245)	$(4,059)

Derivative Gains (Losses)

Table 13 provides a summary of the period-end notional amounts and the gains and losses recognized during the year related to derivatives not accounted for in hedge accounting relationships.

Table 13 — Derivatives Not in Hedge Accounting Relationships

	Year Ended December 31,
			Adjusted
	2007		2006		2005
	Notional or	Derivative	Notional or	Derivative	Notional or	Derivative
	Contractual	Gains	Contractual	Gains	Contractual	Gains
	Amount	(Losses)	Amount	(Losses)	Amount	(Losses)
	(in millions)

Call swaptions
Purchased	$259,272	$2,472	$194,200	$(1,128)	$146,615	$(402)
Written	1,900	(121)	—	—	—	—
Put swaptions
Purchased	18,725	(4)	29,725	(100)	34,675	202
Written	2,650	(72)	—	—	—	—
Receive-fixed swaps	301,649	3,905	222,631	(290)	81,185	(1,535)
Pay-fixed swaps	409,682	(11,362)	217,565	649	181,562	612
Futures	196,270	142	22,400	(248)	86,252	63
Foreign-currency swaps	20,118	2,341	29,234	(92)	197	(9)
Forward purchase and sale commitments	72,662	445	9,942	(95)	21,827	110
Other(1)	39,953	18	32,342	39	15,643	(25)

Subtotal	1,322,881	(2,236)	758,039	(1,265)	567,956	(984)
Accrual of periodic settlements:
Receive-fixed swaps(2)		(327)		(418)		426
Pay-fixed swaps		703		541		(763)
Foreign-currency swaps		(48)		(34)		—
Other		4		3		—

Total accrual of periodic settlements		332		92		(337)

Total	$1,322,881	$(1,904)	$758,039	$(1,173)	$567,956	$(1,321)

(1)	Consists of basis swaps, certain option-based contracts (including written options), interest-rate caps, credit derivatives and swap guarantee derivatives not accounted for in hedge accounting relationships. 2005 also included a prepayment management agreement which was terminated effective December 31, 2005.
(2)	Includes imputed interest on zero-coupon swaps.

Derivative gains (losses) represents the change in fair value of derivatives not accounted for in hedge accounting relationships because the derivatives did not qualify for, or we did not elect to pursue, hedge accounting, resulting in fair value changes being recorded to earnings. Derivative gains (losses) also includes the accrual of periodic settlements for derivatives that are not in hedge accounting relationships. Although derivatives are an important aspect of our management of interest-rate risk, they will generally increase the volatility of reported net income, particularly when they are not accounted for in hedge accounting relationships. From 2005 through 2007, we experienced significant periodic income volatility due to changes in the fair values of our derivatives and changes in the composition of our portfolio of derivatives not in hedge accounting relationships.

We use receive- and pay-fixed swaps to adjust the interest rate characteristics of our debt funding in order to more closely match changes in the interest-rate characteristics of our mortgage assets. A receive-fixed swap results in our receipt

46	Freddie Mac

of a fixed interest-rate payment from our counterparty in exchange for a variable-rate payment to our counterparty. Conversely, a pay-fixed swap requires us to make a fixed interest-rate payment to our counterparty in exchange for a variable-rate payment from our counterparty. Receive-fixed swaps increase in value and pay-fixed swaps decrease in value when interest rates decrease (with the opposite being true when interest rates increase).

We use swaptions and other option-based derivatives to adjust the characteristics of our debt in response to changes in the expected lives of mortgage-related assets in our retained portfolio. Purchased call and put swaptions, where we make premium payments, are options for us to enter into receive- and pay-fixed swaps, respectively. Conversely, written call and put swaptions, where we receive premium payments, are options for our counterparty to enter into receive- and pay-fixed swaps, respectively. The fair values of both purchased and written call and put swaptions are sensitive to changes in interest rates and are also driven by the market’s expectation of potential changes in future interest rates (referred to as “implied volatility”). Purchased swaptions generally become more valuable as implied volatility increases and less valuable as implied volatility decreases. Recognized losses on purchased options in any given period are limited to the premium paid to purchase the option plus any unrealized gains previously recorded. Potential losses on written options are unlimited.

In 2007, overall decreases in interest rates across the swap yield curve resulted in fair value losses on our interest-rate swap derivative portfolio that were partially offset by fair value gains on our option-based derivative portfolio. Gains on our option-based derivative portfolio resulted from an overall increase in implied volatility and decreasing interest rates. The overall decline in interest rates resulted in a loss of $11.4 billion on our pay-fixed swaps that was only partially offset by a $3.9 billion gain on our receive-fixed swap position. Gains on option-based derivatives, particularly purchased call swaptions, increased in 2007 to $2.3 billion. We recognized a gain of $2.3 billion on our foreign-currency swaps as the Euro continued to strengthen against the dollar. The gains on foreign-currency swaps offset a $2.3 billion loss on the translation of our foreign-currency denominated debt, which is recorded in foreign-currency gains (losses), net.

The accrual of periodic settlements for derivatives not in qualifying hedge accounting relationships increased in 2007 compared to 2006 due to the increase in our net pay-fixed swap position as we responded to the changing interest rate environment.

During 2006, fair value losses on our swaptions increased as implied volatility declined and both long-term and short-term swap interest rates increased. During 2006 and 2005, fair value changes of our pay-fixed and receive-fixed swaps were driven by increases in long-term swap interest rates. Our discontinuation of hedge accounting treatment resulted in an increase in the notional balance of our receive-fixed swaps not in qualifying hedge accounting relationships, which, combined with fluctuations in swap interest rates throughout the year, reduced fair value losses recognized on our receive-fixed swaps during 2006. See “NOTE 11: DERIVATIVES” to our audited consolidated financial statements for additional information on our discontinuation of hedge accounting treatment.

The accrual of periodic settlements for derivatives not in qualifying hedge accounting relationships increased during 2006 compared to 2005 as short-term interest rates increased resulting in an increase in income on our pay-fixed swaps.

Gains (Losses) on Investment Activity

Gains (losses) on investment activity includes gains and losses on certain assets where changes in fair value are recognized through earnings. Also included are gains and losses related to sales, impairments and other valuation adjustments. Table 14 summarizes the components of gains (losses) on investment activity. For further information, refer to “NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES” to our audited consolidated financial statements.

Table 14 — Gains (Losses) on Investment Activity

	Year Ended December 31,
		Adjusted
	2007	2006	2005
	(in millions)

Gains (losses) on trading securities	$506	$(106)	$(305)
Gains (losses) on sale of mortgage loans(1)	14	90	124
Gains (losses) on sale of available-for-sale securities	232	(140)	370
Security impairments	(365)	(297)	(276)
Lower-of-cost-or-market valuation adjustments	(93)	(20)	(10)

Total gains (losses) on investment activity	$294	$(473)	$(97)

(1)	Represent mortgage loans sold in connection with securitization transactions.

Gains (Losses) on Trading Securities

In 2007, the overall decrease in long-term interest rates resulted in gains related to our agency securities classified as trading.

In 2006, the increase in long-term interest rates resulted in gains related to our interest-only mortgage related securities classified as trading. These gains were more than offset by losses on other mortgage-related securities classified as trading as

47	Freddie Mac

a result of the rise in interest rates. In 2005, increases in long-term interest rates resulted in losses on mortgage-related securities classified as trading.

Gains (Losses) on Sale of Available-For-Sale Securities

We realized net gains on the sale of available-for-sale securities of $232 million for the year ended December 31, 2007, compared to net losses of $140 million for the year ended December 31, 2006. During the fourth quarter of 2007, we sold approximately $27.2 billion of PCs and Structured Securities, classified as available-for-sale, for capital management purposes. These sales generated gross gains of approximately $216 million and gross losses of $30 million included in gains (losses) on sale of available-for-sale securities. The securities sold at a loss had an unpaid principal balance of $6 billion. We were not required to sell these securities; instead, these sales were part of a broader set of strategic management decisions made in the fourth quarter of 2007 to help maintain our minimum capital requirements in the face of the unanticipated extraordinary market conditions that existed in the latter half of 2007. In an effort to improve our capital position in light of these conditions, we strategically selected blocks of securities to sell, the majority of which were in a gain position. These sales reduced the assets on our balance sheet against which we are required to hold capital, which improved our capital position, and the net gains increased our retained earnings, which also contributed to our capital, and further improved our capital position. See “ANNUAL MD&A — LIQUIDITY AND CAPITAL RESOURCES — Capital Adequacy” for further discussion of our sale of these securities and our regulatory capital requirements. Given the extraordinary market conditions and the isolated nature of these sales, we still have the ability and intent to hold the remaining available-for-sale securities in an unrealized loss position for a period of time sufficient to recover all unrealized losses. These gains were partially offset by losses generated by the sale of securities during the second quarter of 2007.

In 2006, losses on sales of available-for-sale securities were primarily driven by resecuritization activity, partially offset by net gains of $188 million related to the sale of certain commercial mortgage-backed securities, or CMBS, as discussed in “Security Impairments.”

Security Impairments

Security impairments on mortgage-related securities increased for the year ended December 31, 2007, compared to the year ended December 31, 2006. Security impairments in 2007 were primarily related to impairments recognized during the second quarter of 2007 on agency securities that we sold in the third quarter of 2007 and thus did not have the intent to hold until the loss would be recovered.

For the years ended December 31, 2006 and 2005, security impairments included $236 million and $91 million, respectively, of interest-rate related impairments related to mortgage-related securities where we did not have the intent to hold the security until the loss would be recovered. Security impairments during the years ended December 31, 2006 and 2005, also included $61 million and $185 million, respectively, related to certain CMBSs backed by cash flows from mixed pools of multifamily and non-residential commercial mortgages. In December 2005, HUD determined that these mixed-pool investments were not authorized under our charter and OFHEO subsequently directed us to divest these investments, which we did in 2006.

Gains (Losses) on Debt Retirement

We repurchase or call our outstanding debt securities from time to time to help support the liquidity and predictability of the market for our debt securities and to manage our mix of liabilities funding our assets. When we repurchase or call outstanding debt securities, we recognize a gain or loss related to the difference between the amount paid to redeem the debt security and the carrying value, including any remaining unamortized deferred items (e.g., premiums, discounts, issuance costs and hedging-related basis adjustments), in earnings in the period of extinguishment as a component of gains (losses) on debt retirement.

Contemporaneous transfers of cash between us and a creditor in connection with the issuance of a new debt security and satisfaction of an existing debt security are accounted for as either an extinguishment or modification of the existing debt security. If the debt securities have substantially different terms, the transaction is accounted for as an extinguishment of the existing debt security with recognition of any gains or losses in earnings in gains (losses) on debt retirement, the issuance of a new debt security is recorded at fair value, fees paid to the creditor are expensed, and fees paid to third parties are deferred and amortized into interest expense over the life of the new debt obligation using the effective interest method. If the terms of the existing debt security and the new debt security are not substantially different, the transaction is accounted for as a modification of the existing debt security, fees paid to the creditor are deferred and amortized over the life of the modified debt security using the effective interest method, and fees paid to third parities are expensed as incurred.

Recoveries on Loans Impaired upon Purchase

Recoveries on loans impaired upon purchase represent the recapture into income of previously recognized losses on loans purchased and provision for credit losses associated with purchases of delinquent loans from our PCs and Structured Securities in conjunction with our guarantee activities. Recoveries occur when a non-performing loan is repaid in full or

48	Freddie Mac

when at the time of foreclosure the estimated fair value of the acquired property, less costs to sell, exceeds the carrying value of the loan. For impaired loans where the borrower has made required payments that return the loan to less than 90 days delinquent, the recovery amounts are instead accreted into interest income over time as periodic payments are received. During 2007, we recognized recoveries on loans impaired upon purchase of $505 million. During 2006, we recaptured $58 million on impaired loans, which reduced losses on loans purchased. For impaired loans where the borrower has made required payments that return to current status, the basis adjustments are accreted into interest income over time, as periodic payments are received.

Foreign-Currency Gains (Losses), Net

Foreign-currency gains (losses), net represents the translation gains or losses on debt securities denominated in a foreign currency which are translated into U.S. dollars using foreign exchange spot rates at the balance sheet dates. We actively manage the foreign-currency exposure associated with our foreign-currency denominated debt through the use of derivatives. For the year ended December 31, 2007, we recognized net foreign-currency translation losses of $2.3 billion primarily due to the weakening of the U.S. dollar relative to the Euro. These losses offset an increase in fair value of $2.3 billion related to foreign-currency-related derivatives during the period, which is recorded in derivative gains (losses).

For the year ended December 31, 2006, we recognized net foreign-currency translation gains related to our foreign-currency denominated debt of $96 million. These gains offset a decrease in fair value of $92 million related to foreign-currency-related derivatives during the period, which is recorded in derivative gains (losses).

In December 2006, we voluntarily discontinued hedge accounting for our foreign-currency swaps. See “Derivative Gains (Losses)” and “NOTE 11: DERIVATIVES” to our audited consolidated financial statements for additional information about our derivatives.

Other Income

Other income primarily consists of resecuritization fees, trust management income, fees associated with servicing and technology-related programs, including Loan Prospector, various fees related to multifamily loans (including application and other fees) and various other fees received from mortgage originators and servicers. Resecuritization fees represent amounts we earn primarily in connection with the issuance of Structured Securities for which we make a REMIC election, where the underlying collateral is provided by third parties. These fees are also generated in connection with the creation of interest-only and principal-only strips as well as other Structured Securities. For the years ended December 31, 2007, 2006, and 2005, we immediately recognized resecuritization fees of $85 million, $95 million, and $112 million, respectively. Trust management fees represent the fees we earn as master servicer, issuer and trustee. These fees are derived from interest earned on principal and interest cash flows between the time they are remitted to the trust by servicers and the date of distribution to our PC and Structured Securities holders. Other income increased in 2007 compared to 2006 due to $18 million of trust management income that was related to the establishment of securitization trusts in December 2007 for the underlying assets of our PCs and Structured Securities. Prior to December 2007, these amounts were presented as one to PC Investors.

Other income increased in 2006 compared to 2005, primarily due to $80 million of expense recorded in 2005 that was related to certain errors not material to our audited consolidated financial statements with respect to income in previously reported periods.

Non-Interest Expense

Table 15 summarizes the components of non-interest expense.

Table 15 — Non-Interest Expense

	Year Ended December 31,
		Adjusted
	2007	2006	2005
	(in millions)

Administrative Expenses:
Salaries and employee benefits	$896	$830	$805
Professional services	443	460	386
Occupancy expense	64	61	58
Other administrative expenses	271	290	286

Total administrative expenses	1,674	1,641	1,535
Provision for credit losses	2,854	296	307
REO operations expense	206	60	40
Losses on certain credit guarantees	1,988	406	272
Losses on loans purchased	1,865	148	—
LIHTC partnerships	469	407	320
Minority interests in earnings of consolidated subsidiaries	(8)	58	96
Other expenses	222	200	530

Total non-interest expense	$9,270	$3,216	$3,100

49	Freddie Mac

Administrative Expenses

Salaries and employee benefits increased during the past three years as we hired additional employees to support our financial reporting and infrastructure activities. Certain long-term employee incentive compensation costs also increased as we worked to attract and retain key talent to reduce reliance on external resources.

Professional services decreased in 2007 compared to 2006 as we modestly decreased our reliance on consultants and relied more heavily on our employee base to complete certain financial initiatives and our control remediation activities. Professional services increased in 2006 compared to 2005 as we increased the number of consultants utilized to assist in our initiatives to build new financial accounting systems and improve our financial controls.

Despite continued increases in administrative expenses, administrative expenses as a percentage of our average total mortgage portfolio declined to 8.6 basis points for the year ended December 31, 2007 from 9.3 basis points and 9.7 basis points for the years ended 2006 and 2005, respectively.

Provision for Credit Losses

Our credit loss reserves reflect our best estimates of incurred losses. Our reserve estimate includes projections related to strategic loss mitigation initiatives, including a higher rate of loan modifications for troubled borrowers, and projections of recoveries through repurchases by seller/servicers of defaulted loans due to failure to follow contractual underwriting requirements at the time of the loan origination.

Our reserve estimate also reflects our best projection of defaults. However, the unprecedented deterioration in the national housing market and the uncertainty in other macro economic factors makes forecasting of default rates increasingly imprecise.

The inability to realize the benefits of our loss mitigation plans, a lower realized rate of seller/servicer repurchases or default rates that exceed our current projections will cause our losses to be significantly higher than those currently estimated.

The provision for credit losses increased significantly in 2007 compared to 2006, as continued weakening in the housing market affected our single-family portfolio. In 2007, and to a lesser extent in 2006, we recorded additional reserves for credit losses on our single-family portfolio as a result of:

•	increased estimates of incurred losses on mortgage loans that are expected to experience higher default rates, particularly for mortgage loans originated during 2006 and 2007, which do not have the benefit of significant home price appreciation;

•	an observed increase in delinquency rates and the rates at which loans transition through delinquency to foreclosure; and

•	increases in the severity of losses on a per-property basis, driven in part by the declines in home sales and home prices, particularly in the North Central, East and West regions of the U.S.

We expect our loan loss reserves to increase in future periods commensurate with our outlook for future charge-offs. The rate of change will depend on a number of factors including property values, geographic distribution, loan balances and third-party insurance coverage. In 2005, we recorded an additional loss provision of $128 million for our estimate of incurred losses for loans affected by Hurricane Katrina. During 2006, we reversed $82 million of the provision for credit losses recorded in 2005 associated with Hurricane Katrina because the related payment and delinquency experience on affected properties was more favorable than expected. Absent the adjustments related to Hurricane Katrina, the provision for credit losses would have been $378 million and $179 million in 2006 and 2005, respectively.

REO Operations Expense

The increase in REO operations expense in 2007, as compared to 2006, was due to a 64% increase in our REO property inventory in 2007 and declining REO property values. The decline in home prices during 2007, combined with our higher REO inventory balance, resulted in an increase in the market-based writedowns of REO, which totaled $129 million and $5 million in 2007 and 2006, respectively. The increase in REO expense in 2006, as compared to 2005, was due to higher real estate taxes, maintenance and net losses on sales experienced in 2006.

Losses on Certain Credit Guarantees

We recognize losses on certain credit guarantees when, upon the issuance of PCs in guarantor swap transactions, we determine that the fair value of our guarantee obligation net of other initial compensation exceeds the fair value of our guarantee asset plus buy-up fees and credit enhancement-related assets. Our recognition of losses on guarantee contracts can occur due to any one or a combination of several factors, including long-term contract pricing for our flow business, the difference in overall transaction pricing versus pool-level accounting measurements and, to a lesser extent, efforts to support our affordable housing mission.

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We negotiate contracts with our customers based on the volume and types of mortgage loans to be delivered to us, and our estimates of the net present value of related future management and guarantee fees, credit costs and other associated cash flows. However, the accounting for our guarantee assets and guarantee obligations is not determined at the level at which we negotiate contracts; rather, it is determined separately for each PC-related pool of loans. We determine the initial fair value of the pool-level guarantee assets and guarantee obligations using methodologies that employ direct market-based information. These methodologies differ from the methodologies we use to determine pricing on new contracts.

For each loan pool created, we compare the initial fair value of the related guarantee obligation to the initial fair value of the related guarantee asset and credit enhancement-related assets. If the guarantee obligation is greater than the guarantee asset, we immediately recognize a loss equal to the difference with respect to that pool. If the guarantee obligation is less than the guarantee asset, no initial gain is recorded; rather, guarantee income equal to the difference is deferred as an addition to the guarantee obligation and is recognized as that liability is amortized. Accordingly, a guarantor swap transaction may result in some loan pools for which a loss is recognized immediately in earnings and other loan pools where guarantee income is deferred. We record these losses as losses on certain credit guarantees.

In 2007, 2006 and 2005 we recognized losses of $2.0 billion, $0.4 billion and $0.3 billion, respectively, on certain guarantor swap transactions entered into during those periods. We also deferred income related to newly-issued guarantees of $0.9 billion, $1.0 billion and $1.2 billion in 2007, 2006 and 2005, respectively. Increases in losses on certain credit guarantees reflect expectations of higher defaults and severity in the credit market in 2007 which were not fully offset by increases in guarantee and delivery fees due to competitive pressures and contractual fee arrangements. Increases in losses on loans purchased reflect reduced fair values and higher volume of delinquent loans purchased under our guarantees.

Our management and guarantee fees with customers are negotiated periodically and remain in effect for an initial contract period of up to one year. We expect most of our guarantor swap transactions under these contracts to generate positive economic returns over the lives of the related PCs. During periods in which conditions in the mortgage credit market deteriorate, such as experienced in 2007,we may incur losses on certain transactions until such time as contract terms are changed or business conditions improve. We continue to believe the fair value of the guarantee obligation recorded exceeds the losses that we ultimately expect to incur.

During the fourth quarter of 2007, we announced increases in delivery fees which are paid at the time of securitization. These increases represent additional fees assessed on all loans issued through flow activity channels, including extra fees for non-traditional and higher risk mortgage loans, that are effective in March 2008. Also, in February 2008, we announced an additional increase in delivery fees, effective in June 2008, for certain flow transactions.

Losses on Loans Purchased

Losses on non-performing loans purchased from the mortgage pools underlying our PCs and Structured Securities occur when the acquisition basis of the purchased loan exceeds the estimated fair value of the loan on the date of purchase.

In 2007, the market-based valuation of non-performing loans was adversely affected by the market’s expectation of higher default costs. The decrease in fair values of these loans, combined with an increase in the volume of purchases of non-performing loans and an increase in the average unpaid principal balance of those loans, resulted in losses of $1.9 billion and $0.1 billion for 2007 and 2006, respectively. We expect to recover a portion of the losses on loans purchased over time as these market-based valuations imply future credit losses that are significantly higher than we expect to ultimately incur. See “Non-Interest Income (Loss) — Recoveries on Loans Impaired upon Purchase” for discussion related to recoveries on those previously purchased loans. See “ANNUAL MD&A — CREDIT RISKS — Table 59 — Changes in Loans Purchased Under Financial Guarantees” for additional information about our purchases of non-performing loans.

Effective December 2007 we made certain operational changes for purchasing delinquent loans from PC pools, which reduced the amount of our losses on loans purchased during the fourth quarter of 2007. Operationally, we will no longer automatically purchase loans from PC pools once they become 120 days delinquent, but rather we will purchase loans from pools when the loans have been 120 days delinquent and (a) modified, (b) foreclosure sales occur, (c) when the loans have been delinquent for 24 months, or (d) when the cost of guarantee payments to PC holders, including advances of interest at the PC coupon, exceeds the expected cost of holding the nonperforming mortgage in our retained portfolio. We made these changes in order to preserve capital in compliance with our regulatory capital requirements better reflect our expectations for future credit losses and reduce our capital costs.

Freddie Mac’s operational changes for purchasing delinquent loans from PC pools has had no effect on the existing loss mitigation alternatives that are available to Freddie Mac or its servicers. The change does not impact the process or timing of modifying the loans. Freddie Mac’s servicers will continue to perform the same loss mitigation efforts they have always performed while the loans are in the PC pools, and Freddie Mac will continue to purchase and modify delinquent loans when that is the best option available to mitigate losses. As a result, Freddie Mac does not expect this change in practice to have an impact on ultimate credit losses and cure rates. However, when viewed in isolation, this change in practice will result in

51	Freddie Mac

higher provision for credit losses associated with our PCs and Structured Securities and will reduce our losses on loans purchased.

Although these operational changes will immediately decrease the number of loans purchased from PC pools, the total number of loans purchased from PC pools may increase in the future, which would result in an increase in our AICPA Statement of Position 03-3, “Accounting for Certain Loans on Debt Securities Acquired in a Transfer,” or SOP 03-3, fair value losses. The total number of loans we purchase from PC pools is dependent on a number of factors, including management decisions about appropriate loss mitigation efforts, the expected increase in loan delinquencies within our PC pools resulting from the current adverse conditions in the housing market and our need to preserve capital to meet our regulatory capital requirements. The credit environment remains fluid, and the number of loans that we purchase from PC pools will continue to be affected by events and conditions that occur nationally and in regional markets, as well as changes in our business practices to respond to the current conditions.

Other Expenses

Other expenses increased slightly from 2007 to 2006 and decreased from 2006 to 2005 due to $339 million of expenses we recorded in 2005 to increase our reserves for legal settlements, net of expected insurance proceeds. See “NOTE 12: LEGAL CONTINGENCIES” to our audited consolidated financial statements for more information.

Income Tax Expense (Benefit)

For 2007, 2006 and 2005, we reported income tax expense (benefit) of $(2.9) billion, $(45) million, and $358 million, respectively, resulting in effective tax rates of 48%, (2)% and 14%, respectively. The volatility in our effective tax rate over the past three years is primarily the result of fluctuations in pre-tax income. Our effective tax rate continues to be favorably impacted by our investments in LIHTC partnerships and interest earned on tax-exempt housing related securities. Our 2006 effective tax rate also benefited from releases of tax reserves of $174 million.

For the year ended December 31, 2007, our pre-tax loss exceeded our pre-tax income for years 2005 and 2006. We have not recorded a valuation allowance against our deferred tax assets as we believe that realization is more likely than not. See “NOTE 13: INCOME TAXES” to our audited consolidated financial statements for additional information.

Segment Earnings

Segment Earnings

In managing our business, we measure the operating performance of our segments using Segment Earnings. Segment Earnings differs significantly from, and should not be used as a substitute for net income (loss) before cumulative effect of change in accounting principle or net income (loss) as determined in accordance with GAAP. There are important limitations to using Segment Earnings as a measure of our financial performance. Among other things, our regulatory capital requirements are based on our GAAP results. Segment Earnings adjusts for the effects of certain gains and losses and mark-to-market items which, depending on market circumstances, can significantly affect, positively or negatively, our GAAP results and which, in recent periods, have contributed to GAAP net losses. GAAP net losses will adversely impact our regulatory capital, regardless of results reflected in Segment Earnings. Also, our definition of Segment Earnings may differ from similar measures used by other companies. However, we believe that the presentation of Segment Earnings highlights the results from ongoing operations and the underlying results of the segments in a manner that is useful to the way we manage and evaluate the performance of our business. See “NOTE 15: SEGMENT REPORTING” to our audited consolidated financial statements for more information regarding segments and Segment Earnings.

As described below, Segment Earnings is calculated for the segments by adjusting net income (loss) before cumulative effect of change in accounting principle for certain investment-related activities and credit guarantee-related activities. Segment Earnings includes certain reclassifications among income and expense categories that have no impact on net income (loss) but provide us with a meaningful metric to assess the performance of each segment and the company as a whole.

Investment Activity-Related Adjustments

We are primarily a buy and hold investor in mortgage assets, although we may sell assets to reduce risk, respond to capital constraints, provide liquidity, or structure transactions that improve our returns. Our measure of Segment Earnings for our investment-related activities is useful to us because it reflects the way we manage and evaluate the performance of our business.

The most significant inherent risk in our investing activities is interest-rate risk, including duration, convexity and volatility. We actively manage these risks through asset selection and structuring, financing asset purchases with a broad range of both callable and non-callable debt and the use of interest-rate derivatives designed to economically hedge a significant portion of our interest-rate exposure. Our interest rate derivatives include interest-rate swaps, exchange-traded futures, and both purchased and written options (including swaptions). GAAP-basis earnings related to investment activities of our Investments segment, and to a lesser extent, our Multifamily segment, are subject to significant period-to-period

52	Freddie Mac

variability, which we believe is not necessarily indicative of the risk management techniques that we employ and the performance of these segments.

Our derivative instruments are adjusted to fair value under GAAP with resulting gains or losses recorded in GAAP-basis income. Certain other assets are also adjusted to fair value under GAAP with resulting gains or losses recorded in GAAP-basis income. These assets consist primarily of mortgage-related securities classified as trading and mortgage-related securities classified as available-for-sale when a decline in the fair value of available-for-sale securities is deemed to be other than temporary.

To help us assess the performance of our investment-related activities, we make the following adjustments to earnings as determined under GAAP. We believe this measure of performance, which we call Segment Earnings, enhances the understanding of operating performance for specific periods, as well as trends in results over multiple periods, as this measure is consistent with assessing our performance against our investment objectives and the related risk-management activities.

•	Derivative- and foreign currency translation-related adjustments:

•	Fair value adjustments on derivative positions, recorded pursuant to GAAP, are not recognized in Segment Earnings as these positions economically hedge our investment activities.

•	Payments or receipts to terminate derivative positions are amortized prospectively into Segment Earnings on a straight-line basis over the associated term of the derivative instrument.

•	Payments of up-front premiums (e.g., payments made to third parties related to purchased swaptions) are amortized prospectively on a straight-line basis into Segment Earnings over the contractual life of the instrument. The up-front payments, primarily for option premiums, are amortized to reflect the periodic cost associated with the protection provided by the option contract.

•	Foreign-currency translation gains and losses associated with foreign-currency denominated debt along with the foreign currency derivatives gains and losses are excluded from Segment Earnings because the fair value adjustments on the foreign-currency swaps that we use to manage foreign-currency exposure are also excluded through the fair value adjustment on derivative positions as described above as the foreign currency exposure is economically hedged.

•	Investment sales, debt retirements and fair value-related adjustments:

•	Gains and losses on investment sales and debt retirements that are recognized at the time of the transaction pursuant to GAAP are not immediately recognized in Segment Earnings. Gains and losses on securities sold out of the retained portfolio and cash and investments portfolio are amortized prospectively into Segment Earnings on a straight-line basis over five years and three years, respectively. Gains and losses on debt retirements are amortized prospectively into Segment Earnings on a straight-line basis over the original terms of the repurchased debt.

•	Trading losses or impairments that reflect expected or realized credit losses are realized immediately pursuant to GAAP and in Segment Earnings since they are not economically hedged. Fair value adjustments to trading securities related to investments that are economically hedged are not included in Segment Earnings. Similarly, non-credit related impairment losses on securities are not included in Segment Earnings. These amounts are deferred and amortized prospectively into Segment Earnings on a straight-line basis over five years for securities in the retained portfolio and over three years for securities in the cash and investments portfolio. GAAP-basis accretion income that may result from impairment adjustments is also not included in Segment Earnings.

•	Fully taxable-equivalent adjustment:

•	Interest income on tax-exempt investments is adjusted to reflect its equivalent yield on a fully taxable basis.

We fund our investment assets with debt and derivatives to minimize interest-rate risk as evidenced by our PMVS and duration gap metrics. As a result, in situations where we record gains and losses on derivatives, securities or debt buybacks, these gains and losses are offset by economic hedges that we do not mark-to-market for GAAP purposes. For example, when we realize a gain on the sale of a security, the debt which is funding the security has an embedded loss that is not recognized under GAAP, but instead over time as we realize the interest expense on the debt. As a result, in Segment Earnings, we defer and amortize the security gain to interest income to match the interest expense on the debt that funded the asset. Because of our risk management strategies, we believe that amortizing gains or losses on economically hedged positions in the same periods as the offsetting gains or losses is a meaningful way to assess performance of our investment activities.

We believe it is useful to measure our performance using long-term returns, not on a short-term fair value basis. Fair value fluctuations in the short-term are not an accurate indication of long-term returns. In calculating Segment Earnings, we make adjustments to our GAAP-basis results that are designed to provide a more consistent view of our financial results, which helps us better assess the performance of our business segments, both from period to period and over the longer term.

53	Freddie Mac

The adjustments we make to present our Segment Earnings are consistent with the financial objectives of our investment activities and related hedging transactions and provide us with a view of expected investment returns and effectiveness of our risk management strategies that we believe is useful in managing and evaluating our investment-related activities. Although we seek to mitigate the interest-rate risk inherent in our investment-related activities, our hedging and portfolio management activities do not eliminate risk. We believe that a relevant measure of performance should closely reflect the economic impact of our risk management activities. Thus, we amortize the impact of terminated derivatives as well as gains and losses on asset sales and debt retirements into Segment Earnings. Although our interest-rate risk and asset/liability management processes ordinarily involve active management of derivatives as well as asset sales and debt retirements, we believe that Segment Earnings, although it differs significantly from, and should not be used as a substitute for GAAP-basis results, is indicative of the longer-term time horizon inherent in our investment-related activities.

Credit Guarantee Activity-Related Adjustments

The credit guarantee activities of our Single-family Guarantee and Multifamily segments consist largely of our guarantee of the payment of principal and interest on mortgages and mortgage-related securities in exchange for guarantee and other fees. Over the longer-term, earnings consist almost entirely of the management and guarantee fee revenues we receive less related credit costs (i.e., provision for credit losses) and operating expenses. Our measure of Segment Earnings for these activities consists primarily of these elements of revenue and expense. We believe this measure is a relevant indicator of operating performance for specific periods, as well as trends in results over multiple periods, because it more closely aligns with how we manage and evaluate the performance of the credit guarantee business.

We purchase mortgages from sellers/servicers in order to securitize and issue PCs and Structured Securities. In addition to the components of earnings noted above, GAAP-basis earnings for these activities include gains or losses realized upon the execution of such transactions, subsequent fair value adjustments to the guarantee asset and amortization of the guarantee obligation.

Our credit-guarantee activities also include the purchase of significantly past due mortgage loans from loan pools that underlie our guarantees. Pursuant to GAAP, at the time of our purchase, the loans are recorded at fair value. To the extent the adjustment of a purchased loan to market value exceeds our own estimate of the losses we will ultimately realize on the loan, as reflected in our loan loss reserve, an additional loss is recorded in our GAAP-basis results.

When we determine Segment Earnings for our credit guarantee-related activities, the adjustments we apply to earnings computed on a GAAP-basis include the following:

•	Amortization and valuation adjustments pertaining to the guarantee asset and guarantee obligation are excluded from Segment Earnings. Cash compensation exchanged at the time of securitization, excluding buy-up and buy-down fees, is amortized into earnings.

•	The initial recognition of gains and losses in connection with the execution of either securitization transactions that qualify as sales or guarantor swap transactions, such as losses on certain credit guarantees, is excluded from Segment Earnings.

•	Fair value adjustments recorded upon the purchase of delinquent loans from pools that underlie our guarantees are excluded from Segment Earnings. However, for Segment Earnings reporting, our GAAP-basis loan loss provision is adjusted to reflect our own estimate of the losses we will ultimately realize on such items.

Over the long term, Segment Earnings and GAAP-basis income both capture the aggregate cash flows associated with our guarantee-related activities. Although Segment Earnings differs significantly from, and should not be used as a substitute for GAAP-basis income, we believe that excluding the impact of changes in the fair value of expected future cash flows from our Segment Earnings provides a meaningful measure of performance for a given period as well as trends in performance over multiple periods, because it more closely aligns with how we manage and evaluate the performance of the credit guarantee business.

Segment Allocations

Results of each reportable segment include directly attributable revenues and expenses. Administrative expenses that are not directly attributable to a segment are allocated ratably using alternative quantifiable measures such as headcount distribution or system usage if considered semi-direct or on a pre-determined basis if considered indirect. Expenses not allocated to segments consist primarily of costs associated with remediating our internal controls and near-term restructuring costs and are included in the All Other category. Net interest income for each segment includes an allocation related to investments and debt based on each segment’s assets and off-balance sheet obligations. The LIHTC tax benefit is allocated to the Multifamily segment. All remaining taxes are calculated based on a 35% federal statutory rate as applied to Segment Earnings.

54	Freddie Mac

We continue to assess the methodologies used for segment reporting and refinements may be made in future periods. See “NOTE 15: SEGMENT REPORTING” to our audited consolidated financial statements for further discussion of Segment Earnings as well as the management reporting and allocation process used to generate our segment results.

Segment Earnings

Investments

In this segment, we invest principally in mortgage-related securities and single-family mortgage loans through our mortgage-related investment portfolio. Segment Earnings consists primarily of the returns on these investments, less the related financing costs and administrative expenses. Within this segment, our activities may include the purchase of mortgage loans and mortgage-related securities with less attractive investment returns and with incremental risk in order to achieve our affordable housing goals and subgoals. We maintain a cash and a non-mortgage-related securities investment portfolio in this segment to help manage our liquidity. We finance these activities primarily through issuances of short- and long-term debt in the public markets. Results also include derivative transactions we enter into to help manage interest-rate and other market risks associated with our debt financing activities and mortgage-related investment portfolio.

Table 16 presents the Segment Earnings of our Investments segment.

Table 16 — Segment Earnings — Investments

	Year Ended December 31,
	2007	2006	2005
	(in millions)

Segment Earnings:
Net interest income	$3,626	$3,736	$4,117
Non-interest income (loss)	40	38	(74)
Non-interest expense:
Administrative expenses	(515)	(495)	(466)
Other non-interest expense	(31)	(31)	(63)

Total non-interest expense	(546)	(526)	(529)

Segment Earnings before income tax expense	3,120	3,248	3,514
Income tax expense	(1,092)	(1,137)	(1,230)

Segment Earnings, net of taxes	2,028	2,111	2,284
Reconciliation to GAAP net income (loss):
Derivative and foreign currency translation-related adjustments	(5,658)	(2,374)	(1,652)
Credit guarantee-related adjustments	2	1	—
Investment sales, debt retirements and fair value-related adjustments	987	231	570
Fully taxable-equivalent adjustment	(388)	(388)	(336)
Tax-related adjustments	2,026	1,139	717

Total reconciling items, net of taxes	(3,031)	(1,391)	(701)

Net income (loss)(1)	$(1,003)	$720	$1,583

Net interest yield — Segment Earnings basis	0.51%	0.51%	0.60%

(1)	Net income (loss) is presented before the cumulative effect of a change in accounting principle related to 2005.

Segment Earnings for our Investments segment declined slightly in 2007 compared to 2006. In 2007 and 2006, the growth rates of our mortgage-related investment portfolio were 0.7% and (1.6)%, respectively. In 2007, wider mortgage-to-debt OAS resulted in favorable investment opportunities, particularly in the second half of the year. In response to these market conditions, we took advantage of these opportunities by increasing our purchase activities in CMBS and agency mortgage-related securities. In November 2007, additional widening in OAS levels negatively impacted our GAAP results and lowered our overall capital position. Capital constraints forced us to reduce our balance of interest earning assets, issue $6 billion of non-cumulative, perpetual preferred stock and reduce our common stock dividend by 50% in the fourth quarter of 2007. As a result, the unpaid principal balance of our mortgage-related investment portfolio increased only slightly from $658.8 billion at December 31, 2006 to $663.2 billion at December 31, 2007.

The unpaid principal balance of our mortgage-related investment portfolio declined to $658.8 billion at December 31, 2006 from $669.3 billion at December 31, 2005, as relatively tight mortgage-to-debt OASs limited attractive investment opportunities. In addition, we began managing our mortgage-related investment portfolio under a voluntary, temporary growth limit during the second half of 2006.

Our net interest yield remained unchanged for the year ended December 31, 2007 compared to the year ended December 31, 2006; however, our Segment Earnings net interest income declined. This decline is due, in part, to a decrease in the average balance of our mortgage-related investment portfolio. We also experienced higher funding costs as our long-term debt interest expense increased, reflecting the replacement of maturing debt that we issued at lower interest rates during the past few years. Increases in our funding costs were offset by a decline in our mortgage-related securities amortization expense as purchases in 2007 largely consisted of securities purchased at a discount.

55	Freddie Mac

During the year ended December 31, 2007, demand for our debt securities remained strong, allowing us to issue our debt securities at rates below those of comparable maturities on the LIBOR yield curve.

Single-Family Guarantee

In this segment, we guarantee the payment of principal and interest on single-family mortgage-related securities, including those held in our retained portfolio, in exchange for management and guarantee fees received over time and other up-front compensation. Earnings for this segment consist of management and guarantee fee revenues less the related credit costs (i.e., provision for credit losses) and operating expenses. Also included is the interest earned on assets held in the Investments segment related to single-family guarantee activities, net of allocated funding costs and amounts related to net float benefits.

Net float benefits is comprised of float, cost of funding advances, and compensating interest. Float is the income earned from the temporary investment of cash payments received from loan servicers for borrower payments and prepayments in advance of the date that payments are due to PC holders. The cost of funding advances arises in situations where we are required to pay PC holders prior to receiving cash from the loan servicers. When a borrower prepays their loan balance, interest is only due up to the date of the prepayment; however, the holder of the PC is entitled to interest for the entire month. We make payments to the PC holders for this shortfall, which we refer to as compensating interest. We refer to the combination of these items as the net float benefit.

Net float benefits can vary significantly based on a variety of factors, including the timing and amount of prepayments, rates of return on the temporarily invested cash, and the timing of the servicer and security payment cycles. As a result, net float benefit can be a net revenue or a net expense, and it can change month to month.

Net float benefits are included in the value of our guarantee obligation, and the fair value of the net float benefits is derived from a model that calculates the present value of the estimated future cash flows of the net float benefit, using prepayment, interest rate, and other assumptions that we believe a market participant would use.

Table 17 presents the Segment Earnings of our Single-family Guarantee segment.

Table 17 — Segment Earnings — Single-Family Guarantee

	Year Ended December 31,
	2007	2006	2005
	(in millions)

Segment Earnings:
Net interest income	$703	$556	$349
Non-interest income:
Management and guarantee income	2,889	2,541	2,341
Other non-interest income	117	159	78

Total non-interest income	3,006	2,700	2,419
Non-interest expense:
Administrative expenses	(806)	(815)	(767)
Provision for credit losses	(3,014)	(313)	(447)
REO operations expense	(205)	(61)	(40)
Other non-interest expense	(78)	(84)	(30)

Total non-interest expense	(4,103)	(1,273)	(1,284)

Segment Earnings (loss) before income tax expense	(394)	1,983	1,484
Income tax (expense) benefit	138	(694)	(519)

Segment Earnings (loss), net of taxes	(256)	1,289	965

Reconciliation to GAAP net income (loss):
Credit guarantee-related adjustments	(3,270)	(205)	(462)
Tax-related adjustments	1,144	72	161

Total reconciling items, net of taxes	(2,126)	(133)	(301)

Net income (loss)	$(2,382)	$1,156	$664

Segment Earnings for our Single-family Guarantee segment declined in 2007 compared to 2006. This decline reflects an increase in credit costs largely driven by a decline in home prices and other declines in regional economic conditions, partially offset by an increase in management and guarantee income. The increases in management and guarantee income in 2006 and 2007 are primarily due to higher average balances of the single-family credit guarantee portfolio.

56	Freddie Mac

Table 18 below provides summary Segment Earnings information about management and guarantee earnings for the Single-family Guarantee segment. Management and guarantee earnings consist of contractual amounts due to us related to our management and guarantee fees as well as amortization of credit fees.

Table 18 — Segment Management and Guarantee Earnings — Single-Family Guarantee

	Year Ended December 31,
	2007		2006		2005
	Amount	Rate	Amount	Rate	Amount	Rate
	(dollars in millions, rates in basis points)

Contractual management and guarantee fees	$2,514	15.7	$2,186	15.5	$1,934	15.4
Amortization of credit fees included in other liabilities	375	2.3	355	2.5	407	3.2

Total Segment Earnings management and guarantee income	2,889	18.0	2,541	18.0	2,341	18.6

Adjustments to reconcile to consolidated GAAP:
Reclassification between net interest income and guarantee fee(1)(2)	29		(37)		(9)
Credit guarantee-related activity adjustments(3)	(342)		(172)		(315)
Multifamily management and guarantee earnings(4)	59		61		59

Management and guarantee income, GAAP	$2,635		$2,393		$2,076

(1)	Management and guarantee fees earned on mortgage loans held in our retained portfolio are reclassified from net interest income within the Investments segment to management and guarantee fees within the Single-family Guarantee segment.
(2)	Buy-up and buy-down fees are transferred from the Single-family Guarantee segment to the Investments segment.
(3)	Primarily represents credit fee amortization adjustments.
(4)	Represents management and guarantee earnings recognized related to our Multifamily segment that is not included in our Single-family Guarantee segment.

In 2007 and 2006, the growth rates of our credit guarantee portfolio were 17.7% and 11.1%, respectively. We estimate the annual growth in total U.S. residential mortgage debt outstanding to be approximately 7.1% in 2007 compared to 11.3% in 2006. Our single-family mortgage purchase and guarantee volumes are impacted by several factors, including origination volumes, mortgage product and underwriting trends, competition, customer-specific behavior and contract terms. Mortgage purchase volumes from individual customers can fluctuate significantly. In 2007, flow and bulk transactions represented approximately 78% and 22%, respectively, of our single-family mortgage purchase and securitization volumes.

The credit markets have been increasingly volatile and the securitization market was extremely competitive. Competitive pressure on flow business guarantee contracts in early 2007 during the renewal periods of some of our longer-term contracts limited our ability to increase flow-business management and guarantee fees in 2007. As a result, some of our guarantee business in 2007 was acquired below our normal expected return thresholds. At the same time, the expected future credit costs associated with our new credit guarantee business increased.

We negotiated increases in our contractual fee rates for securitization issuances through bulk activity channels throughout 2007 in response to increases in market pricing of mortgage credit risk. We continue to pursue management and guarantee fee price increases in our flow-business as contracts are renewed. During the fourth quarter of 2007, we announced increases in delivery fees, which are paid at the time of securitization. These increases, which will be effective in March 2008, represent an additional 25 basis points of fees assessed on all loans issued through flow-business channels, as well as extra fees for non-traditional and higher risk mortgage loans. Also, in February 2008, we announced an additional increase in delivery fees for certain flow-business transactions that will be effective in June 2008.

Net interest income increased due to interest earned on cash and investment balances held in the Investments segment related to single-family guarantee activities, net of allocated funding costs. We expect net interest income from cash and investments to decline in 2008, as we begin to recognize trust management income in other non-interest income. The trust management income will be offset by interest expense we incur when a borrower prepays.

Our Segment Earnings provision for credit losses for the Single-family Guarantee segment increased to $3.0 billion in 2007, compared to $0.3 billion in 2006, due to continued credit deterioration in our single-family credit guarantee portfolio, primarily related to 2006 and 2007 loan originations. Mortgages in our portfolio originated in 2006 and 2007 have higher transition rates from delinquency to foreclosure, higher delinquency rates as well as higher loss severities on a per-property basis. Our provision is based on our estimate of incurred credit losses inherent in both our retained mortgage loan and our credit guarantee portfolio using recent historical performance, such as the trends in delinquency rates, recent charge-off experience, recoveries from credit enhancements and other loss mitigation activities.

The proportion of higher risk mortgage loans that were originated in the market during the last several years increased significantly. We have increased our securitization volume of non-traditional mortgage products, such as interest-only loans and loans originated with less documentation in the last two years in response to the prevalence of these products within the origination market. Total non-traditional mortgage products, including those designated as Alt-A and interest-only loans, made up approximately 30% and 24% of our total mortgage purchase volume in the years ended December 31, 2007 and 2006, respectively. Our increased purchases of these mortgages and issuances of guarantees of them expose us to greater

57	Freddie Mac

credit risks. In addition, we have increased purchases of mortgages that were underwritten by our seller/servicers using alternative automated underwriting systems or agreed-upon underwriting standards that differ from our system or guidelines.

The delinquency rate on our single-family credit guarantee portfolio, representing those loans which are 90 days or more past due and excluding loans underlying Structured Transactions, increased to 65 basis points as of December 31, 2007 from 42 basis points as of December 31, 2006. Increases in delinquency rates occurred in all product types in 2007, but were most significant for interest-only and option ARM mortgages. Although we believe that our delinquency rates remain low relative to conforming loan delinquency rates of other industry participants, we expect our delinquency rates will rise in 2008. See “ANNUAL MD&A — CREDIT RISKS — Table 58 — Single-Family — Delinquency Rates — By Product” for further discussion.

Single-family charge-offs, gross, increased 71% in 2007 compared to 2006, primarily due to a considerable increase in the volume of REO properties acquired at foreclosure. In addition, there has been a substantial increase in the average size of the associated unpaid principal balances in 2007, especially for those loans in major metropolitan areas. Higher volumes of foreclosures and higher average loan balances resulted in higher charge-offs, on a per property basis, during 2007.

We experienced increases in delinquency rates and REO activity in the Northeast, North Central, Southeast and West regions during 2007 compared to 2006. The increases in delinquencies and foreclosures have been most evident in the North Central region, where unemployment rates continue to be high. During 2007, we experienced increases in the rate at which loans in our single-family credit guarantee portfolio transitioned from delinquency to foreclosure. The increase in the delinquency transition rates which is the percentage of delinquent loans that proceed to foreclosure or are modified as troubled debt restructurings, compared to our historical experience, has been progressively worse for mortgage loans originated in 2006 and 2007. We believe this trend is, in part, due to the increase of non-traditional mortgage loans, such as interest-only mortgages, as well as an increase in total loan-to-value ratios for mortgage loans originated during these years. In addition, the average size of the unpaid principal balance related to REO properties in our portfolio rose significantly in 2007, especially those REO properties in the Northeast, Southeast and West regions.

Declines in home prices have contributed to the increase in the weighted average estimated current loan-to-value, or LTV, ratio for loans underlying our single-family credit guarantee portfolio to 63% at December 31, 2007 from 57% at December 31, 2006. Approximately 10% of loans in our single-family mortgage portfolio had estimated current LTV ratios above 90% at December 31, 2007, compared to 2% at December 31, 2006. However, as home prices increased during 2006 and prior years, many borrowers used second liens at the time of purchase to potentially reduce the LTV ratio to below 80%, thus avoiding requirements to have private mortgage insurance. Including this secondary financing that our borrowers secured with other financial institutions, we estimate that the percentage of loans underlying our single-family portfolio with total LTV ratios above 90% has risen to approximately 14% at December 31, 2007. In general, higher total LTV ratios indicate that the borrower has less equity in the home and would thus be more susceptible to foreclosure in the event of a financial downturn.

Multifamily

In this segment, we purchase multifamily mortgages for our retained portfolio and guarantee the payment of principal and interest on multifamily mortgage-related securities and mortgages underlying multifamily housing revenue bonds. These activities support our mission to supply financing for affordable rental housing. This segment also includes certain equity investments in various limited partnerships that sponsor low- and moderate-income multifamily rental apartments, which benefit from low-income housing tax credits. Also included is the interest earned on assets held in the Investments segment related to multifamily guarantee activities, net of allocated funding costs.

58	Freddie Mac

Table 19 presents the Segment Earnings of our Multifamily segment.

Table 19 — Segment Earnings — Multifamily

	Year Ended December 31,
	2007	2006	2005
	(in millions)

Segment Earnings:
Net interest income	$426	$479	$417
Non-interest income:
Management and guarantee income	59	61	59
Other non-interest income	24	28	19

Total non-interest income	83	89	78
Non-interest expense:
Administrative expenses	(189)	(182)	(151)
Provision for credit losses	(38)	(4)	(7)
REO operations expense	(1)	1	—
LIHTC partnerships	(469)	(407)	(320)
Other non-interest expense	(21)	(17)	(20)

Total non-interest expense	(718)	(609)	(498)

Segment Earnings (loss) before income tax benefit	(209)	(41)	(3)
LIHTC partnerships tax benefit	534	461	365
Income tax benefit	73	14	1

Segment Earnings, net of taxes	398	434	363
Reconciliation to GAAP net income:
Derivative and foreign currency translation-related adjustments	(9)	3	8
Credit guarantee-related adjustments	—	3	4
Tax-related adjustments	2	(1)	(4)

Total reconciling items, net of taxes	(7)	5	8

Net income	$391	$439	$371

Segment Earnings for our Multifamily segment decreased $36 million, or 8%, in 2007 compared to 2006 primarily due to lower net interest income, higher provision for credit losses and higher LIHTC losses.

Net interest income includes interest earned on cash and investment balances held in the Investments segment related to multifamily guarantee activities, net of allocated funding costs. The net interest income of this segment declined slightly in 2007, compared to 2006, as higher funding costs more than offset the increase in our loan portfolio balances. We experienced higher funding costs in 2007 versus 2006, reflecting the replacement of maturing long-term debt that was issued at lower rates in prior years.

Despite market volatility and credit concerns in the single-family market, the multifamily market fundamentals generally continued to display positive trends throughout 2007. Tightened credit standards and reduced liquidity caused many market participants to limit purchases of multifamily mortgages during the second half of 2007, creating investment opportunities for us with higher long-term expected returns and enhancing our ability to meet our affordable housing goals.

Mortgage purchases into our multifamily loan portfolio increased approximately 50% in 2007, to $18.2 billion from $12.1 billion in 2006. The balance of our multifamily loan portfolio increased to $57.6 billion at December 31, 2007 from $45.2 billion at December 31, 2006. Our purchases in 2007 were driven by greater opportunities created by the reduced liquidity in the market, which resulted in attractive lending opportunities on post-construction, higher occupancy properties. These purchases were principally from our largest institutional customers with proven track records. The credit quality of the Multifamily segment remains strong, reflecting a geographically diversified portfolio. While current market developments indicate higher credit losses for most multifamily mortgage investors, we expect a modest impact to our results, as we continued our conservative approach to underwriting multifamily assets throughout the past two years while credit standards for many lenders deteriorated sharply. Our relatively low provision for credit losses and other non-interest expenses in 2007 and 2006 for this segment reflects our disciplined approach.

We increased our LIHTC investment in 2007 compared to 2006. These investments generated losses and tax credits during development and construction phases and income when the properties were placed into service. At December 31, 2007, the unconsolidated LIHTC equity investment portfolio consisted of 268 funds invested in 5,064 properties and had a net investment balance of $4.6 billion. Our continued investment in LIHTC partnership funds resulted in tax benefits of $534 million and $461 million for the years ended December 31, 2007 and 2006, respectively.

CONSOLIDATED BALANCE SHEETS ANALYSIS

The following discussion of our consolidated balance sheets should be read in conjunction with our audited consolidated financial statements, including the accompanying notes. Also see “ANNUAL MD&A — CRITICAL ACCOUNTING POLICIES AND ESTIMATES” for more information concerning our significant accounting policies.

59	Freddie Mac

On October 1, 2007, we adopted FSP FIN 39-1. See “NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — Recently Adopted Accounting Standards — Offsetting of Amounts Related to Certain Contracts” to our audited consolidated financial statements for additional information about adoption of FSP FIN 39-1. The adoption of FSP FIN 39-1 reduced derivative assets, net, derivative liabilities, net and senior debt, due within one year on our consolidated balance sheets.

Effective December 31, 2007, we retrospectively applied changes in our method of accounting for our guarantee obligation. See “NOTE 20: CHANGES IN ACCOUNTING PRINCIPLES” to our audited consolidated financial statements for additional information regarding these changes and the effect on our consolidated balance sheets. Previously reported consolidated balance sheet amounts as of December 31, 2006 discussed below have been adjusted to reflect the retrospective application of these changes in method.

Retained Portfolio

We are primarily a buy and hold investor in mortgage assets. We invest principally in mortgage loans and mortgage-related securities, which consist of securities issued by us, Fannie Mae and Ginnie Mae, as well as non-agency mortgage-related securities. We refer to these investments on our consolidated balance sheet as our retained portfolio.

See “ANNUAL MD&A — PORTFOLIO BALANCES AND ACTIVITIES” for further information on the composition of our mortgage portfolios. In response to a request by OFHEO, on August 1, 2006, we voluntarily and temporarily limited the growth of our retained portfolio. For a further discussion of our retained portfolio growth limitation see “BUSINESS — Regulation and Supervision — Office of Federal Housing Enterprise Oversight — Voluntary, Temporary Growth Limit.” The average unpaid principal balance of our retained portfolio for the six months ended December 31, 2007, calculated using cumulative average month-end portfolio balances, was $26.9 billion below our voluntary growth limit of $742.4 billion. As of March 1, 2008, we are no longer subject to the voluntary growth limit on our retained portfolio of 2.0% annually.

60	Freddie Mac

Table 20 provides unpaid principal balances of the mortgage loans and mortgage-related securities in our retained portfolio.

Table 20 — Characteristics of Mortgage Loans and Mortgage-Related Securities in our Retained Portfolio

	December 31,
	2007			2006 (Adjusted)(11)
	Fixed	Variable		Fixed	Variable
	Rate	Rate	Total	Rate	Rate	Total
	(in millions)

Mortgage loans:
Single-family(1)
Conventional(2):
Amortizing	$20,461	$1,266	$21,727	$18,376	$951	$19,327
Interest-Only	246	1,434	1,680	51	282	333

Total conventional	20,707	2,700	23,407	18,427	1,233	19,660
RHS/FHA/VA	1,182	—	1,182	980	—	980

Total Single-family	21,889	2,700	24,589	19,407	1,233	20,640
Multifamily(3)	53,114	4,455	57,569	41,866	3,341	45,207

Total mortgage loans	75,003	7,155	82,158	61,273	4,574	65,847

PCs and Structured Securities:(1)(4)
Single-family	269,896	84,415	354,311	282,052	71,828	353,880
Multifamily	2,522	137	2,659	241	141	382

Total PCs and Structured Securities	272,418	84,552	356,970	282,293	71,969	354,262

Non-Freddie Mac mortgage-related securities:(1)
Agency mortgage-related securities:(5)
Fannie Mae:
Single-family	23,140	23,043	46,183	25,779	17,441	43,220
Multifamily	759	163	922	1,013	201	1,214
Government National Mortgage Association, or Ginnie Mae:
Single-family	468	181	649	707	231	938
Multifamily	82	—	82	13	—	13

Total agency mortgage-related securities	24,449	23,387	47,836	27,512	17,873	45,385

Non-agency mortgage-related securities:
Single-family:
Subprime(6)	498	100,827	101,325	408	121,691	122,099
Alt-A and other(7)	3,762	47,551	51,313	3,683	52,579	56,262
CMBS	25,709	39,095	64,804	23,517	21,243	44,760
Obligations of states and political subdivisions(8)	14,870	65	14,935	13,775	59	13,834
Manufactured housing(9)	1,250	222	1,472	1,381	129	1,510

Total non-agency mortgage-related securities(10)	46,089	187,760	233,849	42,764	195,701	238,465

Total unpaid principal balance of retained portfolio	$417,959	$302,854	720,813	$413,842	$290,117	703,959

Premiums, discounts, deferred fees, impairments of unpaid principal balances and other basis adjustments			(655)			993
Net unrealized gains (losses) on mortgage-related securities, pre-tax			(10,116)			(4,950)
Allowance for loan losses on mortgage loans held-for-investment			(256)			(69)

Total retained portfolio per consolidated balance sheets			$709,786			$699,933

(1)	Variable-rate single-family mortgage loans and mortgage-related securities include those with a contractual coupon rate that, prior to contractual maturity, is either scheduled to change or is subject to change based on changes in the composition of the underlying collateral. Single-family mortgage loans also include mortgages with balloon/reset provisions.
(2)	Includes $2.2 billion and $0.8 billion as of December 31, 2007 and 2006, respectively, of mortgage loans categorized as Alt-A due solely to reduced documentation standards at the time of loan origination. Although we do not categorize our single-family loans into prime or subprime, we recognize there are loans with higher risk characteristics. This balance includes $1.3 billion and $1.1 billion as of December 31, 2007 and 2006, respectively, of loans with higher-risk characteristics, which we define as loans with original LTV greater than 90% and the credit scores of the borrowers were less than 620 at the time of loan origination. See “Table 53 — Characteristics of Single Family Mortgage Portfolio” for more information on LTV and credit scores.
(3)	Variable-rate multifamily mortgage loans include only those loans that, as of the reporting date, have a contractual coupon rate that is subject to change.
(4)	For our PCs and Structured Securities, we are subject to the credit risk associated with the underlying mortgage loan collateral.
(5)	Agency mortgage-related securities are generally not separately rated by nationally recognized statistical rating organizations, but are viewed as having a level of credit quality at least equivalent to non-agency mortgage-related securities AAA-rated or equivalent.
(6)	Single-family non-agency mortgage-related securities backed by subprime residential loans include significant credit enhancements, particularly through subordination from tranches in which we do not invest. For information about how these securities are rated, see “Table 24 — Investments in Non-Agency Securities backed by Subprime and Alt-A and Other Loans in our Retained Portfolio”, “Table 25 — Ratings of Non-Agency Mortgage-Related Securities backed by Subprime Loans at December 31, 2007”, and “Table 26 — Ratings of Non-Agency Mortgage-Related Securities backed by Subprime Loans at December 31, 2007 and February 25, 2008”.
(7)	Single-family non-agency mortgage-related securities backed by Alt-A and other mortgage loans include significant credit enhancements, particularly through subordination from tranches in which we do not invest. For information about how these securities are rated, see “Table 24 — Investments in Non-Agency Securities backed by Subprime and Alt-A and Other Loans in our Retained Portfolio”.
(8)	Consist of mortgage revenue bonds. Approximately 67% and 66% of these securities held at December 31, 2007 and 2006, respectively, were AAA-rated as of those dates, based on the lowest rating available.
(9)	At December 31, 2007 and 2006, 34% and 30%, respectively, of mortgage-related securities backed by manufactured housing were rated BBB– or above, based on the lowest rating available. For the same dates, 97% of these securities were supported by third-party credit enhancements (e.g., bond insurance) and other credit enhancements (e.g., deal structure through subordination from tranches in which we do not invest). Approximately 28% and 23% of these securities were AAA-rated at December 31, 2007 and 2006, respectively, based on the lowest rating available.
(10)	Credit ratings for most non-agency mortgage-related securities are designated by no fewer than two nationally recognized statistical rating organizations. Approximately 96% of total non-agency mortgage-related securities held at both December 31, 2007 and 2006 were AAA-rated as of those dates, based on the lowest rating available.
(11)	Certain previously reported amounts have been adjusted to reflect changes in accounting principles adopted during the fourth quarter of 2007. See “NOTE 20: CHANGES IN ACCOUNTING PRINCIPLES” to our audited consolidated financial statements for more information regarding adjustments made to previously reported results due to changes in accounting principles.

61	Freddie Mac

We invest in agency-issued mortgage-related securities, principally our own, when market conditions offer positive risk-adjusted returns relative to other permitted investments. We also purchase non-agency mortgage-related securities backed by single family and multifamily mortgages in support of our affordable housing mission.

Our purchases of non-agency single-family mortgage-related securities, which principally consist of securities backed by subprime and Alt-A mortgage products, have been in highly-rated, senior tranches of securitized mortgage pools. Due to credit concerns in the second half of 2007, new issuances of these securities have declined dramatically. Consequently, our holdings of non-agency single-family mortgage-related securities have decreased in 2007, compared to 2006.

Table 21 provides additional detail regarding the fair value of mortgage-related securities in our retained portfolio.

Table 21 — Fair Value of Available-For-Sale and Trading Mortgage-Related Securities in our Retained Portfolio

	December 31,
	2007	2006	2005
	(in millions)

Available-for-sale securities:
Mortgage-related securities:
Freddie Mac	$346,967	$344,088	$351,447
Fannie Mae	45,857	43,886	43,306
Ginnie Mae	562	733	1,115
Subprime	92,706	122,186	132,576
Alt-A and other	48,928	56,180	53,937
Commercial mortgage-backed securities	64,799	44,403	43,393
Manufactured housing	1,268	1,330	1,450
Obligations of states and political subdivisions	14,578	13,925	11,241

Total available-for-sale mortgage-related securities	615,665	626,731	638,465

Trading securities:
Mortgage-related securities:
Freddie Mac	12,216	6,573	8,156
Fannie Mae	1,697	802	534
Ginnie Mae	175	222	204
Other	1	—	—

Total trading mortgage-related securities	14,089	7,597	8,894

Total fair value of available-for-sale and trading mortgage-related securities	$629,754	$634,328	$647,359

While we are primarily a buy and hold investor, our mortgage related securities are classified as either available for sale or trading. Upon the adoption of SFAS 159 on January 1, 2008, we increased the number of securities categorized as trading in our retained portfolio. See “NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — Recently Issued Accounting Standards, Not Yet Adopted — The Fair Value Option for Financial Assets and Financial Liabilities” to our audited consolidated financial statements for more information.

62	Freddie Mac

Table 22 summarizes amortized cost, estimated fair values and corresponding gross unrealized gains and gross unrealized losses for available-for-sale securities and estimated fair values for trading securities by major security type held in our retained portfolio.

Table 22 — Available-for-Sale Securities and Trading Securities in our Retained Portfolio

		Gross	Gross
		Unrealized	Unrealized
December 31, 2007	Amortized Cost	Gains	Losses	Fair Value
	(in millions)

Retained portfolio:
Available-for-sale mortgage-related securities:
Freddie Mac	$346,569	$2,981	$(2,583)	$346,967
Fannie Mae	45,688	513	(344)	45,857
Ginnie Mae	545	19	(2)	562
Subprime	101,278	12	(8,584)	92,706
Alt-A and other	51,456	15	(2,543)	48,928
Commercial mortgage-backed securities	64,965	515	(681)	64,799
Manufactured housing	1,149	131	(12)	1,268
Obligations of states and political subdivisions	14,783	146	(351)	14,578

Total available-for-sale mortgage-related securities	$626,433	$4,332	$(15,100)	$615,665

Trading mortgage-related securities:
Freddie Mac				$12,216
Fannie Mae				1,697
Ginnie Mae				175
Other				1

Total trading mortgage-related securities				$14,089

December 31, 2006
Adjusted

Retained portfolio:
Available-for-sale mortgage-related securities:
Freddie Mac	$348,591	$1,438	$(5,941)	$344,088
Fannie Mae	44,223	323	(660)	43,886
Ginnie Mae	720	17	(4)	733
Subprime	122,102	98	(14)	122,186
Alt-A and other	56,433	65	(318)	56,180
Commercial mortgage-backed securities	44,927	239	(763)	44,403
Manufactured housing	1,180	151	(1)	1,330
Obligations of states and political subdivisions	13,622	334	(31)	13,925

Total available-for-sale mortgage-related securities	$631,798	$2,665	$(7,732)	$626,731

Trading mortgage-related securities:
Freddie Mac				$6,573
Fannie Mae				802
Ginnie Mae				222
Other				—

Total trading mortgage-related securities				$7,597

63	Freddie Mac

Table 23 shows the fair value of available-for-sale securities held in our retained portfolio as of December 31, 2007 and 2006 that have been in a gross unrealized loss position less than 12 months or greater than 12 months.

Table 23 — Available-For-Sale Securities Held in Our Retained Portfolio in a Gross Unrealized Loss Position

	Less than 12 months		12 months or Greater		Total
		Gross		Gross		Gross
		Unrealized		Unrealized		Unrealized
December 31, 2007	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses
	(in millions)

Retained portfolio:
Mortgage-related securities:
Freddie Mac	$22,546	$(254)	$135,966	$(2,329)	$158,512	$(2,583)
Fannie Mae	4,728	(17)	15,214	(327)	19,942	(344)
Ginnie Mae	2	—	74	(2)	76	(2)
Subprime	87,004	(8,021)	5,213	(563)	92,217	(8,584)
Alt-A and other	33,509	(2,029)	14,525	(514)	48,034	(2,543)
Commercial mortgage-backed securities	8,652	(154)	26,207	(527)	34,859	(681)
Manufactured housing	435	(11)	24	(1)	459	(12)
Obligations of state and political subdivisions	7,735	(264)	1,286	(87)	9,021	(351)

Total available-for-sale securities in a gross unrealized loss position	$164,611	$(10,750)	$198,509	$(4,350)	$363,120	$(15,100)

December 31, 2006
Adjusted

Retained portfolio:
Mortgage-related securities:
Freddie Mac	$41,249	$(290)	$204,715	$(5,651)	$245,964	$(5,941)
Fannie Mae	5,604	(69)	22,567	(591)	28,171	(660)
Ginnie Mae	146	—	99	(4)	245	(4)
Subprime	13,871	(12)	349	(2)	14,220	(14)
Alt-A and other	9,146	(14)	15,504	(304)	24,650	(318)
Commercial mortgage-backed securities	12,174	(84)	20,165	(679)	32,339	(763)
Manufactured housing	37	—	54	(1)	91	(1)
Obligations of state and political subdivisions	959	(7)	1,245	(24)	2,204	(31)

Total available-for-sale securities in a gross unrealized loss position	$83,186	$(476)	$264,698	$(7,256)	$347,884	$(7,732)

At December 31, 2007, gross unrealized losses on available-for-sale securities held in our retained portfolio were $15.1 billion, or approximately 4% of the fair value of such securities in an unrealized loss position. Included in these losses are gross unrealized losses of $11.8 billion related to non-agency mortgage-related securities backed by subprime, Alt-A and other loans, and commercial mortgage-backed securities. We routinely purchase multiple lots of individual securities at different times and at different costs. We determine gross unrealized gains and gross unrealized losses by specifically identifying investment positions at the lot level; therefore, some of the lots we hold for a single security may be in an unrealized gain position while other lots for that security are in an unrealized loss position, depending upon the amortized cost of the specific lot.

The evaluation of these unrealized losses for other than temporary impairment contemplates numerous factors. We perform the evaluation on a security-by-security basis considering all available information. Important factors include the length of time and extent to which the fair value has been less than book value; the impact of changes in credit ratings (i.e., rating agency downgrades); our intent and ability to retain the security in order to allow for a recovery in fair value; and an analysis of cash flows based on default and prepayment assumptions. Implicit in the cash flow analysis is information relevant to expected cash flows (such as default and prepayment assumptions) that also underlies the other impairment factors mentioned above, and we qualitatively consider all available information when assessing whether an impairment is other-than-temporary. The relative importance of this information varies based on the facts and circumstances surrounding each security, as well as the economic environment at the time of assessment. Based on the results of this evaluation, if it is determined that the impairment is other than temporary, the carrying value of the security is written down to fair value, and a loss is recognized through earnings.

In evaluating whether we could maintain our assertion that we have the ability and intent to hold our remaining available-for-sale securities in unrealized loss positions until recovery, we considered expectations about market conditions, projections of future results, and minimum capital requirements. Additionally, we evaluated our liquidity, taking into consideration the fact that we were able to complete preferred stock offerings totaling $8.6 billion during 2007, $6 billion of which was issued during the fourth quarter of 2007. From a liquidity standpoint, we have the ability to sell holdings from the cash and investments portfolio and to borrow against our holdings in the retained portfolio through repurchase transactions. Further, we have a significant amount of securities with unrealized gains that can be sold. We also expect that the election of the fair value option and the reintroduction of hedge accounting in 2008 will reduce capital volatility and will significantly reduce the likelihood that we will need to sell more securities to maintain our minimum required capital. Based on these facts, we concluded that our sales of available-for-sale securities, a small portion of which had unrealized losses, did not call into question our ability to assert that we have the intent and ability to hold available-for-sale securities with unrealized losses to recovery.

64	Freddie Mac

We consider all available information in determining the recovery period and anticipated holding periods for our available-for-sale securities. Because we are a portfolio investor, we generally hold available-for-sale securities in our retained portfolio to maturity. (See “ANNUAL MD&A — LIQUIDITY AND CAPITAL RESOURCES — Liquidity” for a discussion of how our sources of liquidity include primarily sales from our cash and investments portfolio and our ability to borrow against the retained portfolio. Any retained portfolio investments being borrowed against would continue to be recorded on our consolidated balance sheet.) An important underlying factor we consider in determining the period to recover unrealized losses on our available-for-sale securities is the estimated life of the security. Since most of our available-for-sale securities are prepayable, the average life is far shorter than the contractual maturity.

We have concluded that the unrealized losses included in Table 23 are temporary since we have the ability and intent to hold to recovery. These conclusions are based on the following analysis by security type.

•	Freddie Mac and Fannie Mae securities. The unrealized losses on agency securities are primarily a result of movements in interest rates. These securities generally fit into one of two categories:

Unseasoned Securities — These securities are desirable for a resecuritization. We frequently resecuritize agency securities, typically unseasoned pass-through securities. In these resecuritization transactions, we typically retain an interest representing a majority of the cash flows, but consider the resecuritization to be a sale of all of the securities for purposes of assessing if an impairment is other-than-temporary. As these securities have generally been recently acquired, they generally have coupon rates and dollar prices close to par, so any decline in the fair value of these agency securities is minor. This means that the decline could be recovered easily, and we expect that the recovery period would be in the near term. Notwithstanding this, we do recognize other-than-temporary impairments on any of these securities that are likely to be sold, which are determined through a thorough identification process in which management evaluates the population of securities that is eligible to be included in future resecuritization transactions, and determines the specific securities that are likely to be included in resecuritizations expected to occur given current market conditions. If any of the identified securities are in a loss position, other-than-temporary impairment is recorded because management cannot assert that it has the intent to hold such securities to recovery. Any additional losses realized upon sale result from further declines in fair value. For these securities that are not likely to be sold, we expect to recover any unrealized losses by holding them to recovery.

Seasoned Securities — These securities are not desirable for a resecuritization. We hold the seasoned agency securities that are in an unrealized loss position at least to recovery. Typically, we hold all seasoned agency securities to maturity. As the principal and interest on these securities are guaranteed and as we have the intent and ability to hold these securities, any unrealized loss will be recovered.

•	Non-agency securities backed by subprime, Alt-A and other loans and commercial mortgage-backed securities. We believe the unrealized losses the non-agency mortgage-related securities are primarily a result of decreased liquidity and larger risk premiums. Our review of these securities included expected cash flow analyses based on default and prepayment assumptions. We have not identified any bonds in the portfolio that are probable of incurring a contractual principal or interest loss. As such, and based on our consideration of all available information and our ability and intent to hold these securities for a period of time sufficient to recover all unrealized losses, we have concluded that the impairment of these securities is temporary. Most of these securities are investment grade (i.e., rated BBB− or better on a Standard and Poor’s, or S&P, or equivalent scale).

Our review of the securities backed by subprime and Alt-A and other included cash flow analyses of the underlying collateral, including the collectibility of amounts that would be recovered from monoline insurers. We stress test the key assumptions in these analyses to determine whether our securities would receive their contractual payments in adverse credit environments. These tests simulate the distribution of cash flows from the underlying loans to the securities that we hold considering different default rate and severity assumptions. These tests are performed on a security-by-security basis for all our securities backed by subprime and Alt-A loans. We have concluded that the assumptions required for us to not receive all of our contractual cash flows on any one security are not probable. We also considered the impact of credit rating downgrades, including downgrades subsequent to December 31, 2007. In so doing, we have noted widespread inconsistencies in how securities with similar credit characteristics are rated, and noted that the cash flow analyses we performed indicates that it is not probable that we will not receive all of our contractual cash flows. While we consider credit ratings in our analysis, we believe that our detailed security-by-security cash flow stress test provides a more consistent view of the ultimate collectibility of contractual amounts due to us since it considers the specific credit performance and credit enhancement position of each security using the same criteria.

Furthermore, we considered significant declines in fair value between December 31, 2007 and February 25, 2008. Based on our review, default levels and actual severity experienced were within the range of underlying assumptions included in our stress test of cash flows. Based on our cash flow analyses, our consideration of all available

65	Freddie Mac

information, and given that we have the intent and ability to hold these securities to recovery, we determined the further declines in value did not result in the impairment being other-than-temporary.

As a result of our review, we have not identified any securities in our available-for-sale portfolio where we believe it is probable a contractual principal or interest loss will be incurred. Based on this review, on our ability and intent to hold our available-for-sale securities for a sufficient time to recover all unrealized losses, and on our consideration of all available information, we have concluded that the reduction in fair value of these securities is temporary. This analysis is conducted on a quarterly basis and is subject to change as new information regarding delinquencies, severities, loss timing, prepayments, and other factors becomes available.

Table 24 — Investments in Non-Agency Securities backed by Subprime and Alt-A and Other Loans in our Retained Portfolio

	Unpaid		Gross					Current %
Non-agency mortgage-related	Principal	Amortized	Unrealized	Collateral	Original	December 31, 2007	Current	Investment
securities backed by:	Balance	Cost	Losses	Delinquency(1)	% AAA(2)	% AAA	% AAA(3)	Grade(4)
	(in millions)

Subprime loans:
First lien	$100,297	$100,259	$(8,337)	21%	100%	97%	81%	100%
Second lien	1,028	1,018	(247)	7%	99%	17%	17%	91%

Total non-agency mortgage-related securities, backed by subprime loans	$101,325	$101,277	$(8,584)	21%	100%	96%	80%	99%

Alt-A and other loans:
Alt-A	$46,207	$46,340	$(2,090)	7%	100%	100%	99%	100%
Other(5)	5,106	5,116	(453)		100%	100%	85%	100%

Total non-agency mortgage-related securities, backed by Alt-A and other loans	$51,313	$51.456	$(2,543)		100%	100%	98%	100%

(1)	Determined based on loans that are 60 days or more past due that underlie the securities.
(2)	Reflects the composition of the portfolio that was AAA-rated as of the date of our acquisition of the security, based on the lowest rating available.
(3)	Reflects the AAA-rated composition of the securities as of February 25, 2008, based on the lowest rating available.
(4)	Reflects the composition of these securities with credit ratings of BBB– or above as of February 25, 2008, based on unpaid principal balance and the lowest rating available.
(5)	Includes securities backed by FHA/VA mortgages, home-equity lines of credit and other residential loans deemed to be Alt-A collateral. Credit enhancement and delinquency percentages not presented as 93% of the unpaid principal balance is covered by monoline bond insurance.

Non-agency Mortgage-related Securities Backed by Subprime Loans — Participants in the mortgage market often characterize single-family loans based upon their overall credit quality at the time of origination, generally considering them to be prime or subprime. There is no universally accepted definition of subprime. The subprime segment of the mortgage market primarily serves borrowers with poorer credit payment histories and such loans typically have a mix of credit characteristics that indicate a higher likelihood of default and higher loss severities than prime loans. Such characteristics might include a combination of high LTV ratios, low credit scores or originations using lower underwriting standards such as limited or no documentation of a borrower’s income. The subprime market helps certain borrowers by broadening the availability of mortgage credit.

At December 31, 2007, we held investments of approximately $101 billion, respectively, of non-agency mortgage-related securities backed by subprime loans. These securities benefit from significant credit enhancement, particularly through subordination from tranches in which we do not invest, and 96% of these securities were AAA-rated at December 31, 2007. The gross unrealized losses on these securities that are below AAA-rated are included in AOCI and totaled $847 million as of December 31, 2007. In addition, there were $7.7 billion of unrealized losses included in AOCI on these securities that are AAA-rated, principally as a result of decreased liquidity and larger risk premiums in the subprime market. We have received substantial monthly remittances of principal repayments on these securities, which totaled $5.7 billion from December 31, 2007 to February 25, 2008. Table 25 shows the amortized cost and the unrealized losses of non-agency mortgage-related securities backed by subprime loans held at December 31, 2007 based on their rating as of December 31, 2007. Table 26 shows the percentage of the non-agency mortgage-related securities backed by subprime loans held at December 31, 2007 based on their ratings as of December 31, 2007 and February 25, 2008. To construct the Tables 25 and 26, we used the lowest rating available for each security.

66	Freddie Mac

Table 25 — Ratings of Non-Agency Mortgage-Related Securities backed by Subprime Loans at December 31, 2007

	Unpaid		Gross
Credit Rating as of	Principal	Amortized	Unrealized	Collateral
December 31, 2007	Balance	Cost	Losses	Delinquency(1)
	(in millions)

Investment grade:
AAA-rated	$97,161	$97,113	$(7,738)	21%
Other	4,071	4,071	(804)	21%
Below investment grade	93	93	(43)	10%

	$101,325	$101,277	$(8,584)	21%

(1)	Determined based on loans that are 60 days or more past due that underlie the securities.

Table 26 — Ratings of Non-Agency Mortgage-Related Securities backed by Subprime Loans at December 31, 2007 and February 25, 2008

% of Unpaid Principal Balance	Credit Rating as of
at December 31, 2007	December 31, 2007	February 25, 2008

Investment Grade:
AAA-rated	96%	81%
Other	4%	18%
Below Investment Grade	—	1%

	100%	100%

In evaluating these securities for other-than-temporary impairment, we noted and specifically considered that the percentage of securities that were AAA-rated and the percentage that were investment grade had decreased since acquisition and had further decreased from the latest balance sheet date to the release of these financial statements. Further, we expect this trend to continue in the near future. In performing this evaluation, we considered all available information, including the ratings of the securities. Although the ratings have declined, the ratings themselves are not determinative that a loss is probable.

In order to determine whether securities are other-than-temporarily impaired, we perform hypothetical stress test scenarios on our investments in non-agency mortgage-related securities backed by subprime loans on a security-by-security basis to assess changes in expected performance of the securities that could impact the collectability of our outstanding principal and interest. Two key factors that drive projected losses on the securities are default rates and average loss severity. In evaluating each scenario, we use numerous assumptions (in addition to the default rate and severity scenarios), including, but not limited to the timing of losses, prepayment rates, the collectability of excess interest, and interest rates that could materially impact the results.

The stress test scenarios are as follows: (1) 50% default rate and 50% average loss severity, (2) 50% default rate and 60% average loss severity, and (3) 60% default rate and 50% average loss severity. We believe that the stress default and severity assumptions that would indicate a potential loss are more severe than what we believe are probable based on both current delinquency and severity experience and historical data. Current collateral delinquency rates presented in Table 27 averaged 21 percent for first lien subprime loans, with ABX index average first lien severities approximating 40 percent.

We also perform related analyses where we use assumptions about the losses likely to result from the loans that are currently more than 60 days delinquent and then evaluate what percentage of the remaining loans (that are current or less than 60 days delinquent) would have to default to create a loss. The result of this analysis further supports our conclusions that the levels of defaults and severities necessary to create principal or interest shortfalls are not probable. This analysis is conducted on a quarterly basis and is subject to change as new information regarding delinquencies, severities, loss timing, prepayments, and other factors becomes available. These securities have not yet experienced significant cumulative losses and our credit enhancement levels continue to increase on almost all of our holdings. While it is possible that under certain conditions, defaults and loss severities on these securities could reach or even exceed the levels used for our stress test scenarios and a principal or interest loss could occur on certain individual securities, we do not believe that those conditions are probable as of December 31, 2007.

We disclose the estimated losses for non-agency mortgage-related securities backed by first lien subprime loans under three scenarios that provide for various constant default and loss severity rates against the outstanding underlying collateral of the securities. Table 27 provides the summary results of this analysis for our investments in non-agency mortgage-related securities backed by first lien subprime loans as of December 31, 2007. In addition to the stress tests scenarios, Table 27 also displays underlying collateral performance and credit enhancement statistics, by vintage and quartile of credit enhancement level. Within each of these quartiles, there is a distribution of both credit enhancement levels and delinquency performance, and individual security performance will differ from the cohort as a whole. Furthermore, some individual securities with lower subordination could have higher delinquencies.

67	Freddie Mac

Table 27 — Investments in Non-Agency Mortgage-Related Securities backed by First Lien Subprime Loans

		Underlying Collateral Performance
		Unpaid			Credit Enhancement Statistics			Stress Test Scenarios(5)
		Principal	Average		Average Credit	Minimum	Monoline	(in millions)
		Balance	3-Month	Collateral	Enhancement(3)	Current	Coverage	50d/50s	50d/60s	60d/50s
Acquisition Date	Quartile	(in millions)	CPR(1)	Delinquency(2)	(w/Monoline)	Subordination(4)	(in millions)(6)	NPV	NPV	NPV

2004 & Prior	1	$554	22%	19%	41%	16%	$—	$1	$4	$5
2004 & Prior	2	535	23%	20%	67%	55%	—	—	—	—
2004 & Prior	3	656	21%	22%	95%	85%	373	—	—	—
2004 & Prior	4	431	22%	16%	100%	100%	431	—	—	—

2004 & Prior subtotal		$2,176	22%	20%	75%	16%	$804	$1	$4	$5

2005	1	$5,828	31%	22%	36%	19%	$—	$—	$—	$1
2005	2	5,697	33%	26%	44%	39%	—	—	—	—
2005	3	5,420	29%	28%	55%	49%	—	—	—	—
2005	4	5,605	27%	27%	79%	63%	1,387	—	—	—

2005 subtotal		$22,550	30%	26%	53%	19%	$1,387	$—	$—	$1

2006	1	$10,363	13%	23%	22%	18%	$—	$—	$—	$25
2006	2	9,486	15%	27%	28%	25%	—	—	—	—
2006	3	9,877	19%	26%	31%	29%	—	—	—	—
2006	4	9,830	24%	27%	37%	33%	—	—	—	—

2006 subtotal		$39,556	18%	25%	29%	18%	$—	$—	$—	$25

2007	1	$9,021	10%	15%	22%	19%	$—	$—	$18	$68
2007	2	9,585	10%	16%	26%	24%	—	—	—	—
2007	3	8,449	11%	14%	28%	27%	—	—	—	—
2007	4	8,960	11%	8%	43%	30%	1,351	—	—	—

2007 subtotal		$36,015	11%	13%	30%	19%	$1,351	$—	$18	$68

Total non-agency mortgage-related securities, back by first lien subprime loans		$100,297	18%	21%	36%	16%	$3,542	$1	$22	$99

(1)	Represents the average constant prepayment rate, which is a measure of the compound annual rate for loan prepayments expressed as a percentage of the current outstanding loan balance for each category.
(2)	Determined based on loans that are 60 days or more past due that underlie the securities.
(3)	Consists of subordination, financial guarantees (including monoline insurance coverage), and other credit enhancements.
(4)	Reflects the current credit enhancement of the lowest security in each quartile.
(5)	Reflects the present value of projected losses based on the disclosed hypothetical cumulative default and loss severity rates against the outstanding collateral balance.
(6)	Represents the amount of unpaid principal balance covered by monoline insurance coverage. This amount does not represent the maximum amount of losses we could recover, as the monoline insurance also covers interest.

Non-agency Mortgage-related Securities Backed by Alt-A and Other Loans — Many mortgage market participants classify single-family loans with credit characteristics that range between their prime and subprime categories as Alt-A. Although there is no universally accepted definition of Alt-A, industry participants have used this classification principally to describe loans for which the underwriting process has been streamlined in order to reduce the documentation requirements of the borrower or allow alternative documentation.

We invest in non-agency mortgage-related securities backed by Alt-A loans in our retained portfolio. We have classified these securities as Alt-A if the securities were labeled as Alt-A when sold to us or if we believe the underlying collateral includes a significant amount of Alt-A loans. We believe that approximately $51 billion of our single-family non-agency mortgage-related securities that are not backed by subprime loans are generally backed by Alt-A mortgage loans at December 31, 2007. We have focused our purchases on credit-enhanced, senior tranches of these securities, which provide additional protection due to subordination. We had unrealized losses on these securities totaling $2.6 billion as of December 31, 2007. We estimate that the declines in fair values for most of these securities have been due to decreased liquidity and larger risk premiums in the mortgage market. We have received substantial monthly remittances of principal repayments on these securities, which totaled more than $1.4 billion from December 31, 2007 to February 25, 2008.

In evaluating these securities for other-than-temporary impairment, we noted and specifically considered that the percentage of securities that were AAA-rated and the percentage that were investment grade had decreased since acquisition and had further decreased from the latest balance sheet date to the release of these financial statements. Further, we expect this trend to continue in the near future. In performing this evaluation, we considered all available information, including the ratings of the securities. Although the ratings have declined, the ratings themselves are not determinative that a loss is probable.

In order to determine whether securities are other-than-temporarily impaired, we perform hypothetical stress test scenarios on our investments in non-agency mortgage-related securities backed by Alt-A and other loans on a security-by-security basis to assess changes in expected performance of the securities that could impact the collectability of our outstanding principal and interest. Two key factors that drive projected losses on the securities

68	Freddie Mac

are default rates and average loss severity. In evaluating each scenario, we make numerous assumptions (in addition to the default rate and severity scenarios), including, but not limited to the timing of losses, prepayment rates, the collectability of excess interest, and interest rates that could materially impact the results.

The stress test scenarios for these securities are as follows: (1) 20% default rate and 40% average loss severity; (2) 20% default rate and 50% average loss severity, and (3) and 30% default rate and 40% average loss severity. We believe that the stress default and severity assumptions that would indicate a potential loss are more severe than those currently implied by collateral performance and conditions and in comparison to those experienced under recent historical examples of weaker performing sectors of the market. Current collateral delinquency rates presented in Table 28 averaged 7 percent and Alt-A industry data indicate average severities of less than 40 percent.

We also perform a related analysis where we use assumptions about the losses likely to result from the loans that are currently more than 60 days delinquent and then evaluate what percentage of the remaining loans (that are current or less than 60 days delinquent) would have to default to create a loss. The result of this analysis further supports our conclusions that the levels of defaults and severities necessary to create principal or interest shortfalls are not probable. This analysis is conducted on a quarterly basis and is subject to change as new information regarding delinquencies, severities, loss timing, prepayments, and other factors becomes available. These securities have not yet experienced significant cumulative losses and our credit enhancement levels continue to increase on almost all of our holdings. While it is possible that under certain conditions, defaults and loss severities on these securities could reach or even exceed the levels used for our stress test scenarios and a principal or interest loss could occur on certain individual securities, we do not believe that those conditions are probable as of December 31, 2007.

We disclose the estimated losses for non-agency mortgage-related securities backed by Alt-A loans under three scenarios that provide for various constant default and loss severity rates against the outstanding underlying collateral of the securities. Table 28 provides the summary results of this analysis for our investments in non-agency mortgage-related securities backed by Alt-A loans as of December 31, 2007. In addition to the stress test scenarios, Table 28 also displays underlying collateral performance and credit enhancement statistics, by vintage and quartile of credit enhancement level. Within each of these quartiles, there is a distribution of both credit enhancement levels and delinquency performance, and individual security performance will differ from the cohort as a whole. Furthermore, some individual securities with lower subordination could have higher delinquencies.

69	Freddie Mac

Table 28 — Investments in Non-Agency Mortgage-Related Securities backed by Alt-A Loans

		Underlying Collateral Performance
		Unpaid			Credit Enhancement Statistics			Stress Test Scenarios(5)
		Principal	Average		Average Credit	Minimum	Monoline	(in millions)
		Balance	3-Month	Collateral	Enhancement(3)	Current	Coverage	20d/40s	20d/50s	30d/40s
Acquisition Date	Quartile	(in millions)	CPR(1)	Delinquency(2)	(w/Monoline)	Subordination(4)	(in millions)(6)	NPV	NPV	NPV

2004 & Prior	1	$1,719	13%	2%	9%	6%	$—	$9	$22	$47
2004 & Prior	2	1,741	18%	3%	13%	11%	—	1	2	9
2004 & Prior	3	1,718	26%	6%	17%	14%	—	—	—	—
2004 & Prior	4	1,659	29%	12%	61%	21%	686	—	—	—

2004 & Prior subtotal		$6,837	21%	6%	25%	6%	$686	$10	$24	$56

2005	1	$3,644	9%	3%	8%	5%	$—	$55	$111	$180
2005	2	3,566	15%	6%	13%	10%	—	—	2	18
2005	3	3,622	19%	10%	19%	16%	—	—	—	1
2005	4	3,730	17%	10%	35%	22%	214	—	—	—

2005 subtotal		$14,562	15%	7%	19%	5%	$214	$55	$113	$199

2006	1	$3,510	11%	9%	9%	4%	$—	$23	$46	$71
2006	2	4,156	15%	9%	12%	11%	—	—	—	—
2006	3	4,065	12%	7%	17%	13%	—	—	4	12
2006	4	4,012	12%	12%	41%	24%	595	—	—	—

2006 subtotal		$15,743	12%	9%	20%	4%	$595	$23	$50	$83

2007	1	$2,262	8%	8%	7%	5%	$—	$12	$28	$45
2007	2	2,148	10%	6%	10%	8%	—	—	—	2
2007	3	2,304	9%	5%	16%	12%	—	—	—	—
2007	4	2,351	9%	6%	30%	26%	—	—	—	—

2007 subtotal		$9,065	9%	6%	16%	5%	$—	$12	$28	$47

Total non-agency mortgage-related securities backed by Alt-A loans		$46,207	14%	7%	19%	4%	$1,495	$100	$215	$385

(1)	Represents the average constant prepayment rate, which is a measure of the compound annual rate for loan prepayments expressed as a percentage of the current outstanding loan balance for each category.
(2)	Determined based on loans that are 60 days or more past due that underlie the securities.
(3)	Consists of subordination, financial guarantees (including monoline insurance coverage), and other credit enhancements.
(4)	Reflects the current credit enhancement of the lowest security in each quartile.
(5)	Reflects the present value of projected losses based on the disclosed hypothetical cumulative default and loss severity rates against the outstanding collateral balance.
(6)	Represents the amount of unpaid principal balance covered by monoline insurance coverage. This amount does not represent the maximum amount of losses we could recover, as the monoline insurance also covers interest.

Commercial Mortgage-Backed Securities — We perform a similar expected cash flow analysis to determine whether we will receive all of the contractual payments due to us. Virtually all of these securities are currently AAA-rated Since we generally hold these securities to maturity, our cash flow analysis have lead us to conclude that we have the ability and intent to hold to a recovery. In 2006, OFHEO required us to sell commercial mortgage backed securities with mixed use collateral. Accordingly, an impairment was recognized on these securities because we no longer had the intent to hold to a recovery.

•	Obligations of states and political subdivisions. These obligations are comprised of mortgage revenue bonds. The unrealized losses on obligations of states and political subdivisions are primarily a result of movements in interest rates. The extent and duration of the decline in fair value relative to the amortized cost have met our criteria for determining that the impairment of these securities is temporary and no other facts or circumstances existed to suggest that the decline was other-than-temporary. The issuer guarantees related to these securities have led us to conclude that any credit risk is minimal.

For the years ended December 31, 2007, 2006 and 2005, we recorded impairments related to investments in securities of $365 million, $297 million and $276 million, respectively. Table 29 summarizes our impairments recorded by security type and the duration of the unrealized loss prior to impairment of less than 12 months or 12 months or greater.

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Table 29 — Security Impairments Recorded by Gross Unrealized Loss Position

	Gross Unrealized Loss Position
	Less than 12 months	12 months or greater	Total
	(in millions)

Year Ended December 31, 2007
Mortgage-related securities:
Freddie Mac	$17	$320	$337
Fannie Mae	1	12	13
Subprime	11	—	11
Manufactured housing	4	—	4

Total securities impairments	$33	$332	$365

Year Ended December 31, 2006
Mortgage-related securities:
Freddie Mac	$168	$13	$181
Fannie Mae	31	17	48
Commercial mortgage-backed securities	62	4	66
Manufactured housing	2	—	2

Total securities impairments	$263	$34	$297

Year Ended December 31, 2005
Mortgage-related securities:
Freddie Mac	$44	$—	$44
Fannie Mae	12	4	16
Non-agency and obligations of state and political subdivisions	56	160	216

Total securities impairments	$112	$164	$276

Table 30 below illustrates the gross realized gains and gross realized losses received from the sale of available-for-sale securities that were held in our retained portfolio.

Table 30 — Gross Realized Gains and Gross Realized Losses on Available-for-Sale Securities Held in Our Retained Portfolio

	Year Ended December 31,
	2007	2006	2005
	(in millions)

Gross Realized Gains
Retained portfolio:
Mortgage-related securities:
Freddie Mac	$666	$164	$332
Fannie Mae	—	1	40
Subprime	4	1	—
Commercial mortgage-backed securities	3	210	360
Manufactured housing	11	—	—
Obligations of states and political subdivisions	1	—	—

Total mortgage-related securities gross realized gains	685	376	732

Gross Realized Losses
Retained portfolio:
Mortgage-related securities:
Freddie Mac	(390)	(358)	(219)
Fannie Mae	(9)	(77)	(86)
Alt-A and other	—	—	(9)
Commercial mortgage-backed securities	—	(60)	(74)

Total mortgage-related securities gross realized losses	(399)	(495)	(388)

Net realized gains (losses)	$286	$(119)	$344

We have gross realized losses in all periods presented related to sales of securities that were not impaired at the previous balance sheet date, as well as sales of securities that were previously impaired and experienced further declines in fair value. For Freddie Mac securities, these losses generally relate to our structuring activity where we do not assert the ability and intent to hold to recovery for a specific population of securities. Of the $399 million in realized losses in 2007, $390 million related to Freddie Mac securities. Of that amount, approximately $190 million related to Freddie Mac securities where we had previously asserted the ability and intent to hold to recovery. However, these losses relate to a discrete number of resecuritization transactions involving seasoned agency securities, which were in response to facts and circumstances arising after the previous balance sheet date related to our voluntary portfolio growth limit and unanticipated extraordinary market conditions. The balance of the realized losses on agency securities in 2007 and 2006 relate to resecuritization transactions where we had not previously asserted an intent and ability to hold the securities and relate to sales of other agency securities that resulted in average gross realized losses of less than 1% of the unpaid principal balance on those securities. For the securities where losses were less than 1%, the securities were often acquired subsequent to the previous balance sheet date or the securities were not in a loss position at the balance sheet date; for the remaining securities, any

71	Freddie Mac

unrealized loss at the previous balance sheet date represented such a small decline in value that interest rate movements within a near term could easily have caused the securities to fully recover in value.

In addition, we recognize impairments on Freddie Mac securities accounted for under Emerging Issues Task Force 99-20, “Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to Be Held by a Transferor in Securitized Financial Assets,” or EITF 99-20, when there has been both a decline in fair value and an adverse change in expected cash flows. These impairments relate primarily to interest only securities. Interest-only securities acquired in 2007 are accounted for as trading securities with all changes in fair value recognized in earnings and interest income recognized in accordance with EITF 99-20.

Realized losses for non-agency securities in 2006 primarily relate to securities for which we had the ability and intent to hold to recovery but were subsequently sold in response OFHEO directing us to divest of certain securities (specifically certain mixed use commercial mortgage-backed securities) that HUD had originally approved, but later determined were not authorized investments under our charter. These transactions were unusual and non-recurring in nature and therefore do not contradict our ability and intent to hold to recovery on other securities.

Issuers Greater than 10% of Stockholders’ Equity

We held Fannie Mae securities in our retained portfolio with a fair value of $47.6 billion, which represented 178% of total stockholders’ equity of $26.7 billion at December 31, 2007. In addition, we held securities issued by Citi Mortgage Loan Trust 2007-1 in our retained portfolio with a fair value of $4.0 billion, which represented 15% of total stockholders’ equity at December 31, 2007. No other individual issuer at the individual trust level exceeded 10% of total stockholders’ equity at December 31, 2007.

Cash and Investments

Table 31 provides additional detail regarding the non-mortgage-related securities in our cash and investments portfolio.

Table 31 — Cash and Investments

	December 31,
	2007		2006		2005
		Average		Average		Average
	Fair	Maturity	Fair	Maturity	Fair	Maturity
	Value	(Months)	Value	(Months)	Value	(Months)
	(dollars in millions)

Cash and cash equivalents	$8,574	< 3	$11,359	< 3	$10,468	< 3
Investments:
Available-for-sale securities:
Non-mortgage-related securities:
Commercial paper	18,513	< 3	11,191	< 3	5,764	< 3
Asset-backed securities(1)	16,588	N/A	32,122	N/A	30,578	N/A
Obligations of states and political subdivisions(1)	—	N/A	2,273	363	5,823	282

Total available-for-sale non-mortgage-related securities(2)	35,101		45,586		42,165

Securities purchased under agreements to resell	6,400	< 3	3,250	< 3	5,250	< 3
Federal funds sold and Eurodollars	162	< 3	19,778	< 3	9,909	< 3

Subtotal	6,562		23,028		15,159

Total investments	41,663		68,614		57,324

Total cash and investments per consolidated balance sheets	$50,237		$79,973		$67,792

(1)	Consist primarily of securities that can be prepaid prior to their contractual maturity without penalty.
(2)	Credit ratings for most securities are designated by no fewer than two nationally recognized statistical rating organizations. At December 31, 2007, 2006 and 2005, all of our available-for-sale non-mortgage-related securities were rated A or better.

During 2007, we reduced the balance of our cash and investments portfolio in order to take advantage of investment opportunities in mortgage-related securities as OAS widened. In addition, effective in December 2007 we established securitization trusts for the underlying assets of our PCs and Structured Securities. Consequently, we hold remittances in a segregated account and do not commingle those funds with our general operating funds. The cash owned by the trusts is not reflected in our cash and investment balances on our consolidated balance sheets.

During 2006, we made a decision to maintain higher levels of liquid investments to ensure that we could appropriately service our outstanding debt and PCs and Structured Securities while operating under the Federal Reserve Board’s intraday overdraft policy, which was revised effective July 2006. The revised policy restricts the GSEs, among others, from maintaining intraday overdraft positions at the Federal Reserve.

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Derivative Assets and Liabilities, Net

See “ANNUAL MD&A — CONSOLIDATED RESULTS OF OPERATIONS — Non-Interest Income (Loss) — Derivative Gains (Losses)” for a description of gains (losses) on our derivative positions. Table 32 summarizes the notional or contractual amounts and related fair value of our total derivative portfolio by product type.

Table 32 — Total Derivative Portfolio

	December 31,
			Adjusted
	2007		2006
	Notional or		Notional or
	Contractual		Contractual
	Amount(1)	Fair Value(2)	Amount(1)	Fair Value(2)
	(in millions)

Interest-rate swaps:
Receive-fixed	$301,649	$3,648	$222,631	$(334)
Pay-fixed	409,682	(11,492)	217,565	(1,352)
Basis (floating to floating)	498	—	683	—

Total interest-rate swaps	711,829	(7,844)	440,879	(1,686)

Option-based:
Call swaptions
Purchased	259,272	7,134	194,200	4,034
Written	1,900	(27)	—	—
Put swaptions
Purchased	18,725	631	29,725	958
Written	2,650	(74)	—	—
Other option-based derivatives(3)	30,486	(23)	28,097	(15)

Total option-based	313,033	7,641	252,022	4,977

Futures	196,270	92	22,400	28
Foreign-currency swaps	20,118	4,568	29,234	4,399

Subtotal	1,241,250	4,457	744,535	7,718
Forward purchase and sale commitments	72,662	327	10,012	6
Credit derivatives	7,667	10	2,605	(1)
Swap guarantee derivatives	1,302	(4)	957	(3)

Total derivative portfolio	$1,322,881	$4,790	$758,109	$7,720

(1)	Notional or contractual amounts are used to calculate the periodic amounts to be received and paid and generally do not represent actual amounts to be exchanged or directly reflect our exposure to institutional credit risk. Notional or contractual amounts are not recorded as assets or liabilities on our consolidated balance sheets.
(2)	The value of derivatives on our consolidated balance sheets is reported as derivative asset, net and derivative liability, net, and includes net derivative interest receivable or payable and cash collateral held or posted. Fair value excludes net derivative interest receivable of $1.7 billion and net derivative collateral held of $6.2 billion at December 31, 2007. Fair value excludes net derivative interest receivable of $2.3 billion, and net derivative collateral held of $9.5 billion at December 31, 2006. The fair values for futures are directly derived from quoted market prices. Fair values of other derivatives are derived primarily from valuation models using market data inputs.
(3)	Primarily represents written options, including guarantees of stated final maturity of issued Structured Securities and written call options on PCs we issued.

On October 1, 2007, we adopted FSP FIN 39-1. The position amends FASB Interpretation No. 39, “Offsetting of Amounts Related to Certain Contracts, an interpretation of APB Opinion No. 10 and FASB Statement No. 105,” and permits a reporting entity to offset fair value amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral against fair value amounts recognized for derivative instruments executed with the same counterparty under a master netting agreement. Our adoption resulted in a decrease to total assets and total liabilities of $8.7 billion. We elected to reclassify net derivative interest receivable or payable and cash collateral held or posted on our consolidated balance sheets to derivative asset, net and derivative liability, net. Prior to adoption, these amounts were recorded in accounts and other receivables, net, accrued interest payable, other assets and senior debt: due within one year, as applicable. FSP FIN 39-1 requires retrospective application and certain amounts in prior periods’ consolidated balance sheets have been reclassified to conform to the current presentation. See “NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — Derivatives” to our audited consolidated financial statements for additional information about our derivatives.

The composition of our derivative portfolio will change from period to period as a result of derivative purchases, terminations or assignments prior to contractual maturity and expiration of the derivatives at their contractual maturity. We record changes in fair values of our derivatives in current income or, to the extent our accounting hedge relationships are effective, we defer those changes in AOCI or offset them with basis adjustments to the related hedged item.

As interest rates fluctuate, we use derivatives to adjust the contractual funding of our debt in response to changes in the expected lives of mortgage-related assets in our retained portfolio. Notional or contractual amount increased year-over-year as we responded to the changing interest rate environment. It is often operationally more efficient to enter new derivative positions even though the same economic result can be achieved by terminating existing positions.

The fair value of the total derivative portfolio decreased in 2007 due to net interest rate decreases across the yield curve that negatively impacted the fair value of our interest-rate swap portfolio. These fair values losses were partially offset by

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fair value increases on our purchased call swaption derivative portfolio that resulted from a net increase in implied volatility and net interest rate decreases.

As interest rates decreased, the fair value of our pay-fixed swap portfolio decreased by $10.1 billion in 2007. This was partially offset by increases in the fair value of our receive-fixed swap portfolio of approximately $4.0 billion and our purchased call swaption portfolio of $3.1 billion. In 2007, we added to our portfolio of purchased call swaptions to manage convexity risk associated with the prepayment option in a decreasing interest rate environment. The notional amount of our pay-fixed swap portfolio increased because we enter into forward-starting pay-fixed swaps to mitigate the duration risk created when we enter into purchased call swaptions and to manage steepening yield curve effects on mortgage duration.

Table 33 summarizes the changes in derivative fair values.

Table 33 — Changes in Derivative Fair Values

		Adjusted
	2007(1)	2006(1)
	(in millions)

Beginning balance, at January 1 — Net asset (liability)	$7,720	$6,517
Net change in:
Forward purchase and sale commitments	321	40
Credit derivatives	11	—
Swap guarantee derivatives	(1)	(1)
Other derivatives:(2)
Changes in fair value	(2,688)	2,008
Fair value of new contracts entered into during the period(3)	1,146	2,577
Contracts realized or otherwise settled during the period	(1,719)	(3,421)

Ending balance, at December 31 — Net asset (liability)	$4,790	$7,720

(1)	The value of derivatives on our consolidated balance sheets is reported as derivative asset, net and derivative liability, net, and includes net derivative interest receivable or payable and cash collateral held or posted. Fair value excludes net derivative interest receivable of $1.7 billion and net derivative collateral held of $6.2 billion at December 31, 2007. Fair value excludes net derivative interest receivable of $2.3 billion and net derivative collateral held of $9.5 billion at December 31, 2006. Fair value excludes net derivative interest receivable of $1.8 billion and net derivative collateral held of $8.5 billion at January 1, 2006.
(2)	Includes fair value changes for interest-rate swaps, option-based derivatives, futures, foreign-currency swaps and interest-rate caps.
(3)	Consists primarily of cash premiums paid or received on options.

Table 34 provides information on our outstanding written and purchased swaption and option premiums at December 31, 2007 and 2006, based on the original premium receipts or payments. We use written options primarily to mitigate convexity risk and reduce our overall hedging costs. See “ANNUAL MD&A — QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK — Interest-Rate Risk and Other Market Risks — Sources of Interest-Rate Risk and Other Market Risks — Duration Risk and Convexity Risk” for further discussion related to convexity risk.

Table 34 — Outstanding Written and Purchased Swaption and Option Premiums

	Original Premium	Original Weighted
	Amount (Paid)	Average Life to	Remaining Weighted
	Received	Expiration	Average Life
	(dollars in millions)

Purchased:(1)
At December 31, 2007	$(5,478)	7.8 years	6.0 years
At December 31, 2006	$(5,316)	7.5 years	6.1 years

Written:(2)
At December 31, 2007	$87	3.0 years	2.6 years
At December 31, 2006	$21	0.2 years	0.1 years

(1)	Purchased options exclude callable swaps.
(2)	Excludes written options on guarantees of stated final maturity of Structured Securities.

Table 35 shows the fair value for each derivative type and the maturity profile of our derivative positions. A positive fair value in Table 35 for each derivative type is the estimated amount, prior to netting by counterparty, that we would be entitled to receive if we terminated the derivatives of that type. A negative fair value for a derivative type is the estimated amount, prior to netting by counterparty, that we would owe if we terminated the derivatives of that type. See “Table 51 — Derivative Counterparty Credit Exposure” under “ANNUAL MD&A — QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK — Interest-Rate Risk and Other Market Risks” for additional information regarding derivative counterparty credit exposure. Table 35 also provides the weighted average fixed rate of our pay-fixed and receive-fixed swaps.

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Table 35 — Derivative Fair Values and Maturities

	December 31, 2007
			Fair Value(1)
	Notional or	Total Fair	Less than	1 to 3	Greater than 3	In Excess
	Contractual Amount	Value(2)	1 Year	Years	and up to 5 Years	of 5 Years
	(dollars in millions)

Interest-rate swaps:
Receive-fixed:
Swaps	$282,504	$3,266	$27	$1,557	$785	$897
Weighted-average fixed rate(3)			4.61%	4.46%	4.54%	5.47%
Forward-starting swaps(4)	19,145	382	—	5	19	358
Weighted-average fixed rate(3)			—	4.78%	5.02%	5.34%

Total receive-fixed	301,649	3,648	27	1,562	804	1,255

Basis (floating to floating)	498	—	—	—	—	—
Pay-fixed:
Swaps	322,316	(8,517)	(92)	(2,216)	(1,849)	(4,360)
Weighted-average fixed rate(3)			5.10%	4.77%	4.92%	5.15%
Forward-starting swaps(4)	87,366	(2,975)	—	—	(4)	(2,971)
Weighted-average fixed rate(3)			—	—	5.25%	5.66%

Total pay-fixed	409,682	(11,492)	(92)	(2,216)	(1,853)	(7,331)

Total interest-rate swaps	711,829	(7,844)	(65)	(654)	(1,049)	(6,076)

Option-based:
Call swaptions
Purchased	259,272	7,134	406	1,533	1,940	3,255
Written	1,900	(27)	—	—	(27)	—
Put swaptions
Purchased	18,725	631	31	68	61	471
Written	2,650	(74)	(4)	(49)	(21)	—
Other option-based derivatives(5)	30,486	(23)	—	—	(1)	(22)

Total option-based	313,033	7,641	433	1,552	1,952	3,704

Futures	196,270	92	93	(1)	—	—
Foreign-currency swaps	20,118	4,568	1,173	2,047	544	804
Forward purchase and sale commitments	72,662	327	327	—	—	—
Swap guarantee derivatives	1,302	(4)	—	—	—	(4)

Subtotal	1,315,214	4,780	$1,961	$2,944	$1,447	$(1,572)

Credit derivatives	7,667	10

Total	$1,322,881	$4,790

(1)	Fair value is categorized based on the period from December 31, 2007 until the contractual maturity of the derivative.
(2)	The value of derivatives on our consolidated balance sheets is reported as derivative asset, net and derivative liability, net, and includes net derivative interest receivable or payable and cash collateral held or posted. Fair value excludes net derivative interest receivable of $1.7 billion and net derivative collateral held of $6.2 billion at December 31, 2007.
(3)	Represents the notional weighted average rate for the fixed leg of the swaps.
(4)	Represents interest-rate swap agreements that are scheduled to begin on future dates ranging from less than one year to ten years.
(5)	Primarily represents written options, including guarantees of stated final maturity of issued Structured Securities and written call options on PCs we issued.

Guarantee Asset

Table 36 summarizes changes in the guarantee asset balance.

Table 36 — Changes in Guarantee Asset

	December 31,
		Adjusted
	2007	2006
	(in millions)

Beginning balance	$7,389	$6,264
Additions, net	3,686	2,103

Return of investment on guarantee asset	(1,739)	(1,293)
Change in fair value of future management and guarantee fees	255	315

Gains (losses) on guarantee asset	(1,484)	(978)

Ending balance	$9,591	$7,389

The increase in additions, net, in 2007, as compared to 2006, is due to an increase in our management and guarantee fee rates for both adjustable rate and fixed-rate products, and to a lesser extent, the increase in our issuance volume in 2007.

The losses on guarantee assets in 2007 increased as compared to 2006. This increase is due to the return of investment associated with a higher guarantee asset balance. Gains on fair value of management and guarantee fees in 2007 resulted from an increase in interest rates during the second quarter. The increase in gains on fair value of management and guarantee fees in 2006 was due to an increase in interest rates throughout the year. See “ANNUAL MD&A — CONSOLIDATED

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RESULTS OF OPERATIONS — Non-Interest Income (Loss) — Gains (Losses) on Guarantee Asset” for further discussion of gains (losses) on our guarantee asset.

Total Debt Securities, Net

Table 37 reconciles the par value of our debt securities to the amounts shown on our audited consolidated balance sheets. See “ANNUAL MD&A — LIQUIDITY AND CAPITAL RESOURCES” for further discussion of our debt management activities.

Table 37 — Reconciliation of the Par Value of Total Debt Securities to Our Consolidated Balance Sheets

	December 31,
	2007	2006
	(in millions)

Total debt securities:
Par value(1)	$775,847	$778,418
Unamortized balance of discounts and premiums(2)	(43,540)	(41,814)
Foreign-currency-related and hedging-related basis adjustments(3)	6,250	7,737

Total debt securities, net	$738,557	$744,341

(1)	Includes securities sold under agreements to repurchase and federal funds purchased.
(2)	Primarily represents unamortized discounts on zero-coupon debt securities.
(3)	Primarily represent deferrals related to the translation gain (loss) on foreign-currency denominated debt that was in hedge accounting relationships.

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Table 38 summarizes our senior debt, due within one year.

Table 38 — Senior Debt, Due Within One Year

	2007
			Average Outstanding
	December 31,		During the Year		Maximum
		Weighted		Weighted	Balance, Net
		Average		Average	Outstanding at Any
	Balance, Net(1)	Effective Rate(2)	Balance, Net(3)	Effective Rate(4)	Month End
	(dollars in millions)

Reference Bills® securities and discount notes	$196,426	4.52%	$158,467	5.02%	$196,426
Medium-term notes	1,175	4.36	4,496	5.27	8,907
Securities sold under agreements to repurchase and federal funds purchased	—	—	112	5.42	804

Short-term debt securities	197,601	4.52
Current portion of long-term debt	98,320	4.44

Senior debt, due within one year	$295,921	4.49

	2006
			Average Outstanding
	December 31,		During the Year		Maximum
		Weighted		Weighted	Balance, Net
		Average		Average	Outstanding at Any
	Balance, Net(1)	Effective Rate(2)	Balance, Net(3)	Effective Rate(4)	Month End
	(dollars in millions)

Reference Bills® securities and discount notes	$157,553	5.14%	$165,270	4.76%	$182,946
Medium-term notes	9,832	5.16	4,850	4.82	9,832
Securities sold under agreements to repurchase and federal funds purchased	—	—	81	5.48	2,200

Short-term debt securities	167,385	5.14
Current portion of long-term debt	117,879	4.10

Senior debt, due within one year	$285,264	4.71

	2005
			Average Outstanding
	December 31,		During the Year		Maximum
		Weighted		Weighted	Balance, Net
		Average		Average	Outstanding at Any
	Balance, Net(1)	Effective Rate(2)	Balance, Net(3)	Effective Rate(4)	Month End
	(dollars in millions)

Reference Bills® securities and discount notes	$181,468	4.00%	$181,878	3.11%	$194,578
Medium-term notes	2,032	4.17	850	3.35	2,032
Securities sold under agreements to repurchase and federal funds purchased	450	4.25	267	3.08	1,000
Hedging-related basis adjustments	(5)	N/A

Short-term debt securities	183,945	4.00
Current portion of long-term debt	95,819	3.42

Senior debt, due within one year	$279,764	3.80

(1)	Represents par value, net of associated discounts, premiums and foreign-currency-related basis adjustments.
(2)	Represents the approximate weighted average effective rate for each instrument outstanding at the end of the period, which includes the amortization of discounts or premiums and issuance costs, but excludes the amortization of hedging-related basis adjustments.
(3)	Represents par value, net of associated discounts, premiums and issuance costs. Issuance costs are reported in the other assets caption on our consolidated balance sheets.
(4)	Represents the approximate weighted average effective rate during the period, which includes the amortization of discounts or premiums and issuance costs, but excludes the amortization of foreign-currency-related basis adjustments.

Guarantee Obligation

Our guarantee obligation is comprised of the unamortized balance of our contractual obligation on the performance of our PCs and Structured Securities and the unamortized balance of deferred guarantee income. Table 39 summarizes the

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changes in our guarantee obligation balances for 2007 and 2006, as well as the balances of the components of our guarantee obligation at December 31, 2007 and 2006.

Table 39 — Changes in Guarantee Obligation

	December 31,
		Adjusted
	2007	2006
	(in millions)

Beginning balance	$9,482	$7,907
Transfer-out to the loan loss reserve(1)	(7)	(7)
Additions, net:
Fair value of performance and other related costs of newly-issued guarantees	5,241	2,097
Deferred guarantee income of newly-issued guarantees	901	1,004
Amortization income:
Performance and other related costs	(1,146)	(804)
Deferred guarantee income	(759)	(715)

Income on guarantee obligation	(1,905)	(1,519)

Ending balance	$13,712	$9,482

Components of the guarantee obligation, at period end:
Unamortized balance of performance and other related costs	$9,930	$5,841
Unamortized balance of deferred guarantee income	3,782	3,641

Ending balance	$13,712	$9,482

(1)	Represents portions of the guarantee obligation that correspond to incurred credit losses reclassified to reserve for guarantee losses on PCs.

The primary drivers affecting our guarantee obligation balances are our credit guarantee business volumes, fair values of performance obligations on new guarantees and expected profitability of new guarantee business at origination. Additions related to the performance obligations of our newly-issued PCs and Structured Securities increased in 2007, as compared to 2006, due to widening credit spreads of both fixed-rate and adjustable-rate products and higher volume of credit guarantee business. We issued $471 billion and $360 billion of our PCs and Structured Securities in 2007 and 2006, respectively. Deferred guarantee income related to newly-issued guarantees declined in 2007, as compared to 2006, due to a decrease in profitability expected on guarantees issued in 2007.

The increase in amortization income attributable to the performance and other related costs is primarily due to an increase in the guarantee obligation caused by higher expected default costs on newly-issued guarantees as well as a higher volume of credit guarantee business. See “ANNUAL MD&A — CONSOLIDATED RESULTS OF OPERATIONS — Non-Interest Income (Loss) — Income on Guarantee Obligation” for additional discussion related to our guarantee obligation.

Total Stockholders’ Equity

Total stockholders’ equity decreased $0.2 billion during 2007. This decrease was primarily a result of a net loss of $3.1 billion, a $2.7 billion net increase in the AOCI loss, the repurchase of $1.0 billion of common stock and $1.6 billion of common and preferred stock dividends declared. These reductions were partially offset by a net increase of $8.0 billion in non-cumulative, perpetual preferred stock. We issued $8.6 billion of non-cumulative, perpetual preferred stock, consisting of $1.5 billion in connection with the planned replacement of common stock with an equal amount of preferred stock and $600 million to replace higher-cost preferred stock that we redeemed and additional issuances of $6.5 billion in the aggregate to bolster our capital base and for general corporate purposes. See “ANNUAL MD&A — LIQUIDITY AND CAPITAL RESOURCES — Capital Resources — Core Capital” for additional information.

The balance of AOCI at December 31, 2007 was a net loss of approximately $11.1 billion, net of taxes, compared to a net loss of $8.5 billion, net of taxes, at December 31, 2006. The increase in the net loss in AOCI was primarily attributable to unrealized losses on our single-family non-agency mortgage-related securities backed by subprime loans and Alt-A loans with net unrealized losses, net of taxes, recorded in AOCI of $5.6 billion and $1.7 billion, respectively, at December 31, 2007. The increase in the net loss in AOCI was partially offset by an increase in the value of available-for-sale securities as medium- and long-term rates declined since December 31, 2006 and the reclassification to earnings of deferred losses related to closed cash flow hedge relationships. See “ANNUAL MD&A — CREDIT RISKS — Mortgage Credit Risk” for more information regarding mortgage-related securities backed by subprime loans and Alt-A loans.

CONSOLIDATED FAIR VALUE BALANCE SHEETS ANALYSIS

Our consolidated fair value balance sheets include the estimated fair values of financial instruments recorded on our consolidated balance sheets prepared in accordance with GAAP, as well as off-balance sheet financial instruments that represent our assets or liabilities that are not recorded on our GAAP consolidated balance sheets. See “NOTE 16: FAIR VALUE DISCLOSURES — Table 16.1 — Consolidated Fair Value Balance Sheets” to our audited consolidated financial statements for our fair value balance sheets.

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These off-balance sheet items predominantly consist of: (a) the unrecognized guarantee asset and guarantee obligation associated with our PCs issued through our guarantor swap program prior to the implementation of FIN 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57 and 107 and rescission of FASB Interpretation No. 34,” (b) certain commitments to purchase mortgage loans and (c) certain credit enhancements on manufactured housing asset-backed securities. The fair value balance sheets also include certain assets and liabilities that are not financial instruments (such as property and equipment and real estate owned, which are included in other assets) at their carrying value in accordance with GAAP. During 2007 and 2006, our fair value results were impacted by several improvements in our approach for estimating the fair value of certain financial instruments. See “ANNUAL MD&A — OFF-BALANCE SHEET ARRANGEMENTS” and “ANNUAL MD&A — CRITICAL ACCOUNTING POLICIES AND ESTIMATES” as well as “NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES” and “NOTE 16: FAIR VALUE DISCLOSURES” to our audited consolidated financial statements for more information on fair values.

In conjunction with the preparation of our consolidated fair value balance sheets, we use a number of financial models. See “ANNUAL MD&A — OPERATIONAL RISKS” and “ANNUAL MD&A — QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK — Interest-Rate Risk and Other Market Risks” for information concerning the risks associated with these models.

Key Components of Changes in Fair Value of Net Assets

Our attribution of changes in the fair value of net assets relies on models, assumptions, and other measurement techniques that will evolve over time. Changes in the fair value of net assets from period to period result from returns (measured on a fair value basis) and capital transactions and are primarily attributable to changes in a number of key components:

Core Spread Income

Core spread income on our retained portfolio is a fair value estimate of the net current period accrual of income from the spread between mortgage-related investments and debt, calculated on an option-adjusted basis. OAS is an estimate of the yield spread between a given financial instrument and a benchmark (LIBOR, agency or Treasury) yield curve, after consideration of potential variability in the instrument’s cash flows resulting from any options embedded in the instrument, such as prepayment options.

Changes in Mortgage-To-Debt OAS

The fair value of our net assets can be significantly affected from period to period by changes in the net OAS between the mortgage and agency debt sectors. The fair value impact of changes in OAS for a given period represents an estimate of the net unrealized increase or decrease in fair value of net assets arising from net fluctuations in OAS during that period. We do not attempt to hedge or actively manage the basis risk represented by the impact of changes in mortgage-to-debt OAS because we generally hold a substantial portion of our mortgage assets for the long term and we do not believe that periodic increases or decreases in the fair value of net assets arising from fluctuations in OAS will significantly affect the long-term value of our retained portfolio. Our estimate of the effect of changes in OAS excludes the impact of other market risk factors we actively manage, or economically hedge, to keep interest-rate risk exposure within prescribed limits.

Asset-Liability Management Return

Asset-liability management return represents the estimated net increase or decrease in the fair value of net assets resulting from net exposures related to the market risks we actively manage. We do not hedge all of the interest-rate risk that exists at the time a mortgage is purchased or that arises over its life. The market risks to which we are exposed as a result of our retained portfolio activities that we actively manage include duration and convexity risks, yield curve risk and volatility risk. We seek to manage these risk exposures within prescribed limits as part of our overall portfolio management strategy. Taking these risk positions and managing them within prudent limits is an integral part of our strategy to optimize the risk/return profile of our investment activity and generate fair value growth. We expect that the net exposures related to market risks we actively manage will generate fair value returns that contribute to meeting our long-term growth objectives, although those positions may result in a net increase or decrease in fair value for a given period. See “ANNUAL MD&A — QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK — Interest-Rate Risk and Other Market Risks” for more information.

Core Management and Guarantee Fees, Net

Core management and guarantee fees, net represents a fair value estimate of the annual income of the credit guarantee portfolio, based on current portfolio characteristics and market conditions. This estimate considers both contractual management and guarantee fees collected over the life of the credit guarantee portfolio and credit-related delivery fees collected up-front when pools are formed, and associated costs and obligations, which include default costs.

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Change in the Fair Value of the Credit Guarantee Portfolio

Change in the fair value of the credit guarantee portfolio represents the estimated impact on the fair value of the credit guarantee business resulting from additions to the portfolio (net difference between the fair values of the guarantee asset and guarantee obligation recorded when pools are formed) plus the effect of changes in interest rates, projections of the future credit outlook and other market factors (e.g., impact of the passage of time on cash flow discounting).

We generally do not hedge changes in the fair value of our existing credit guarantee portfolio, with two exceptions discussed below. While periodic changes in the fair value of the credit guarantee portfolio may have a significant impact on the fair value of net assets, we believe that changes in the fair value of our existing credit guarantee portfolio are not the best indication of long-term fair value expectations because such changes do not reflect our expectation that, over time, replacement business will largely replenish management and guarantee fee income lost because of prepayments. However, to the extent that projections of the future credit outlook are realized our fair value results may be affected.

We hedge interest-rate exposure related to net buy-ups (up-front payments we made that increase the management and guarantee fee that we will receive over the life of the pool) and float (expected gains or losses resulting from our mortgage security program remittance cycles). These value changes are excluded from our estimate of the changes in fair value of the credit guarantee portfolio, so that it reflects only the impact of changes in interest rates and other market factors on the unhedged portion of the projected cash flows from the credit guarantee business. The fair value changes associated with net buy-ups and float are considered in asset-liability management return (described above) because they relate to hedged positions.

Fee Income

Fee income includes miscellaneous fees, such as resecuritization fees, fees generated by our automated underwriting service and delivery fees on some mortgage purchases.

Discussion of Fair Value Results

In 2007, the fair value of net assets attributable to common stockholders, before capital transactions, decreased by $23.6 billion compared to a $2.5 billion increase in 2006. The payment of common dividends and the repurchase of common shares, net of reissuance of treasury stock, reduced total fair value by $2.1 billion in 2007. The fair value of net assets attributable to common stockholders as of December 31, 2007 was $0.3 billion, compared to $26.0 billion as of December 31, 2006.

Table 40 summarizes the change in the fair value of net assets attributable to common stockholders for 2007 and 2006.

Table 40 — Summary of Change in the Fair Value of Net Assets Attributable to Common Stockholders

	2007	2006
	(in billions)

Beginning balance	$26.0	$26.8
Changes in fair value of net assets attributable to common stockholders, before capital transactions	(23.6)	2.5
Capital transactions:
Common dividends, common share repurchases and issuances, net	(2.1)	(3.3)

Ending balance	$0.3	$26.0

Estimated Impact of Changes in Mortgage-To-Debt OAS on Fair Value Results

For the years ended December 31, 2007 and 2006, we estimate that on a pre-tax basis the changes in the fair value of net assets attributable to common stockholders, before capital transactions, included decreases of approximately $23.8 billion and $0.9 billion, respectively, due to a net widening of mortgage-to-debt OAS.

We believe disclosing the estimated impact of changes in mortgage-to-debt OAS on the fair value of net assets is helpful to understanding our current period fair value results in the context of our long-term fair value return objective. Due to the significant challenges that exist in the current market, we will not, in the near-term, achieve our objective of long-term returns, before capital transactions, on the average fair value of net assets attributable to common stockholders in the low-to mid-teens. Given the current level of uncertainty in the residential mortgage credit market, volatility in interest rates and our current capital constraints, we will not achieve our long-term objective until market conditions improve.

How We Estimate the Impact of Changes in Mortgage-To-Debt OAS on Fair Value Results

The impact of changes in OAS on fair value should be understood as an estimate rather than a precise measurement. To estimate the impact of OAS changes, we use models that involve the forecast of interest rates and prepayment behavior and other inputs. We also make assumptions about a variety of factors, including macroeconomic and security-specific data, interest-rate paths, cash flows and prepayment rates. We use these models and assumptions in running our business, and we rely on many of the models in producing our financial statements and measuring, managing and reporting interest-rate and other market risks. The use of different estimation methods or the application of different assumptions could result in a materially different estimate of OAS impact.

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An integral part of this framework includes the attribution of fair value changes to assess the performance of our investment activities. On a daily basis, all interest rate sensitive assets, liabilities and derivatives are modeled using our proprietary prepayment and interest rate models. Management uses interest-rate risk statistics generated from this process, along with daily market movements, coupon accruals and price changes, to estimate and attribute returns into various risk factors commonly used in the fixed income industry to quantify and understand sources of fair value return. One important risk factor is the change in fair value due to changes in mortgage-to-debt OAS.

Understanding Our Estimate of the Impact of Changes in Mortgage-To-Debt OAS on Fair Value Results

A number of important qualifications apply to our disclosed estimates. The estimated impact of the change in option-adjusted spreads on the fair value of our net assets in any given period does not depend on other components of the change in fair value. Although the fair values of our financial instruments will generally move toward their par values as the instruments approach maturity, investors should not expect that the effect of past changes in OAS will necessarily reverse through future changes in OAS. To the extent that actual prepayment or interest rate distributions differ from the forecasts contemplated in our models, changes in values reflected in mortgage-to-debt OAS may not be recovered in fair value returns at a later date.

When the OAS on a given asset widens, the fair value of that asset will typically decline, all other things being equal. However, we believe such OAS widening has the effect of increasing the likelihood that, in future periods, we will recognize income at a higher spread on this existing asset. The reverse is true when the OAS on a given asset tightens — current period fair values for that asset typically increase due to the tightening in OAS, while future income recognized on the asset is more likely to be earned at a reduced spread. Although a widening of OAS is generally accompanied by lower current period fair values, it can also provide us with greater opportunity to purchase new assets for our retained portfolio at the wider mortgage-to-debt OAS.

For these reasons, our estimate of the impact of the change in OAS provides information regarding one component of the change in fair value for the particular period being evaluated. However, results for a single period should not be used to extrapolate long-term fair value returns. We believe the potential fair value return of our business over the long term depends primarily on our ability to add new assets at attractive mortgage-to-debt OAS and to effectively manage over time the risks associated with these assets, as well as the risks of our existing portfolio. In other words, to capture the fair value returns we expect, we have to apply accurate estimates of future prepayment rates and other performance characteristics at the time we purchase assets, and then manage successfully the range of market risks associated with a debt-funded mortgage portfolio over the life of these assets.

Estimated Impact of Credit Guarantee on Fair Value Results

Our credit guarantee activities, including multifamily and single-family whole loan credit exposure, decreased pre-tax fair value by an estimated $18.5 billion in 2007. This estimate includes an increase in the single-family guarantee obligation of approximately $22.2 billion, primarily attributable to the market’s pricing of mortgage credit. Wider credit spreads on CMBS and whole loans also negatively impacted our multifamily guarantee obligation. These increases were partially offset by a fair value increase in the single-family guarantee asset of approximately $2.1 billion and cash receipts related to management and guarantee fees and other up-front fees.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity

Our business activities require that we maintain adequate liquidity to make payments upon the maturity, redemption or repurchase of our debt securities; purchase mortgage loans, mortgage-related securities and other investments; make payments of principal and interest on our debt securities and on our PCs and Structured Securities; make net payments on derivative instruments; fund our general operations; and pay dividends on and repurchase our preferred and common stock.

We fund our cash requirements primarily by issuing short-term and long-term debt. Other sources of cash include:

•	receipts of principal and interest payments on securities or mortgage loans we hold;

•	sales of securities we hold;

•	borrowings against mortgage-related securities and other investment securities we hold;

•	other cash flows from operating activities, including guarantee activities; and

•	issuances of common and preferred stock.

We measure our cash position on a daily basis, netting uses of cash with sources of cash. We manage the net cash position over a rolling forecasted 120-day period, with the goal of providing the amount of debt funding needed to cover expected net cash outflows without adversely affecting our overall funding levels. We maintain alternative sources of liquidity to allow normal operations for 120 days without relying upon the issuance of unsecured debt consistent with industry practices of sound liquidity management. The alternative sources of liquidity on which we rely for this purpose

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include primarily sales from our cash and investments portfolio and our ability to borrow against mortgage-related securities and other investment securities in our retained portfolio through repurchase transactions. A large majority of the assets held in our retained portfolio are currently unencumbered, so that the entire portfolio is potentially available for repurchase transactions if needed for short-term liquidity. Our internal liquidity management policy also requires us to hold non-Freddie Mac, floating rate, AAA-rated securities in an amount at least equal to the amount of our outstanding discount notes, and to maintain a portfolio of liquid, marketable, non-mortgage-related securities in an amount at least equal to the greater of $20 billion or our projected maximum cash liquidity needs over a rolling 10 business day period. These securities may be utilized as a source of liquidity through either sales or repurchase transactions. We monitor our compliance with the required levels on a daily basis, and periodically conduct tests of our ability to implement our liquidity plans in response to hypothetical liquidity events. Our daily liquidity management and monitoring activities are consistent with the liquidity component of our commitment with OFHEO to maintain alternative sources of liquidity to allow normal operations for 90 days without relying upon issuance of unsecured debt. See “ANNUAL MD&A — RISK MANAGEMENT AND DISCLOSURE COMMITMENTS” for further information.

Effective December 2007, we established securitization trusts for the underlying assets of our PCs and Structured Securities. Consequently, we hold remittances in a segregated account and do not commingle those funds with our general operating funds. We now receive trust management income, which represents the fees we earn as master servicer, issuer and trustee for our PCs and Structured Securities. These fees are derived from interest earned on principal and interest cash flows between the time remitted to the trust by servicers and the date of distribution to our PC and Structured Securities holders.

Effective in July 2006, the Federal Reserve Board revised its payments system risk policy to restrict or eliminate daylight overdrafts by GSEs in connection with their use of the Fedwire system. The revised policy also includes a requirement that the GSEs fully fund their accounts in the system to the extent necessary to cover payments on their debt and mortgage-related securities each day, before the Federal Reserve Bank of New York, acting as fiscal agent for the GSEs, will initiate such payments. We have taken actions to fully fund our account as necessary, such as opening lines of credit with third parties. Certain of these lines of credit require that we post collateral that, in certain limited circumstances, the secured party has the right to repledge to other third parties, including the Federal Reserve Bank. As of December 31, 2007, we pledged approximately $16.8 billion of securities to these secured parties. These lines of credit, which provide additional intraday liquidity to fund our activities through the Fedwire system, are uncommitted intraday loan facilities. As a result, while we expect to continue to use these facilities, we may not be able to draw on them if and when needed. See “NOTE 4: RETAINED PORTFOLIO AND CASH AND INVESTMENTS PORTFOLIO” to our audited consolidated financial statements for further information.

To fund our business activities, we depend on the continuing willingness of investors to purchase our debt securities. Any change in applicable legislative or regulatory exemptions, including those described in “BUSINESS — Regulation and Supervision,” could adversely affect our access to some debt investors, thereby potentially increasing our debt funding costs. However, because of our financial performance and our regular and significant participation as an issuer in the capital markets, our sources of liquidity have remained adequate to meet our needs and we anticipate that they will continue to be so.

Under our charter, the Secretary of the Treasury has discretionary authority to purchase our obligations up to a maximum of $2.25 billion principal balance outstanding at any one time. However, we do not rely on this authority as a source of liquidity to meet our obligations.

Depending on market conditions and the mix of derivatives we employ in connection with our ongoing risk management activities, our derivative portfolio can be either a net source or a net use of cash. For example, depending on the prevailing interest-rate environment, interest-rate swap agreements could cause us either to make interest payments to counterparties or to receive interest payments from counterparties. Purchased options require us to pay a premium while written options allow us to receive a premium.

We are required to pledge collateral to third parties in connection with secured financing and daily trade activities. In accordance with contracts with certain derivative counterparties, we post collateral to those counterparties for derivatives in a net loss position, after netting by counterparty, above agreed-upon posting thresholds. See “NOTE 4: RETAINED PORTFOLIO AND CASH AND INVESTMENTS PORTFOLIO” to our audited consolidated financial statements for information about assets we pledge as collateral.

We are involved in various legal proceedings, including those discussed in “LEGAL PROCEEDINGS,” which may result in a use of cash.

Debt Securities

Because of our GSE status and the special attributes granted to us under our charter, our debt securities and those of other GSE issuers trade in the so-called “agency sector” of the debt markets. This highly liquid market segment exhibits its own yield curve reflecting our ability to borrow at lower rates than many other corporate debt issuers. As a result, we mainly

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compete for funds in the debt issuance markets with Fannie Mae and the Federal Home Loan Banks, which issue debt securities of comparable quality and ratings. However, we also compete for funding with other debt issuers. The demand for, and liquidity of, our debt securities benefit from their status as permitted investments for banks, investment companies and other financial institutions under their statutory and regulatory framework. Competition for funding can vary with economic, financial market and regulatory environments.

We fund our business activities primarily through the issuance of short- and long-term debt. Table 41 summarizes the par value of the debt securities we issued, based on settlement dates, during 2007 and 2006. We seek to maintain a variety of consistent, active funding programs that promote high-quality coverage by market makers and reach a broad group of institutional and retail investors. By diversifying our investor base and the types of debt securities we offer, we believe we enhance our ability to maintain continuous access to the debt markets under a variety of market conditions.

Table 41 — Debt Security Issuances by Product, at Par Value(1)

	Year Ended December 31,
	2007	2006
	(in millions)

Short-term debt:
Reference Bills® securities and discount notes	$597,587	$593,444
Medium-term notes — callable	4,100	8,532
Medium-term notes — non-callable	202	1,550

Total short-term debt	601,889	603,526
Long-term debt:
Medium-term notes — callable(2)	112,452	106,777
Medium-term notes — non-callable(3)	25,096	17,721
U.S. dollar Reference Notes® securities — non-callable	51,000	55,000
Freddie SUBS® securities(4)	—	3,299

Total long-term debt	188,548	182,797

Total debt securities issued	$790,437	$786,323

(1)	Exclude securities sold under agreements to repurchase and federal funds purchased, lines of credit and securities sold but not yet purchased.
(2)	Include $145 million and $100 million of medium-term notes — callable issued for the years ended December 31, 2007 and 2006, respectively, which were accounted for as debt exchanges.
(3)	Include $— and $1.0 billion of medium-term notes — non-callable issued for the years ended December 31, 2007 and 2006, respectively, which were accounted for as debt exchanges.
(4)	Include $— and $1.5 billion of Freddie SUBS® securities issued for the years ended December 31, 2007 and 2006, respectively, which were accounted for as debt exchanges.

Short-Term Debt

We fund our operating cash needs, in part, by issuing Reference Bills® securities and other discount notes, which are short-term instruments with maturities of one year or less that are sold on a discounted basis, paying only principal at maturity. Our Reference Bills® securities program consists of large issues of short-term debt that we auction to dealers on a regular schedule. We issue discount notes with maturities ranging from one day to one year in response to investor demand and our cash needs. Short-term debt also includes certain medium-term notes that have original maturities of one year or less.

Long-Term Debt

We issue debt with maturities greater than one year primarily through our medium-term notes program and our Reference Notes® securities program.

Medium-term Notes

We issue a variety of fixed- and variable-rate medium-term notes, including callable and non-callable fixed-rate securities, zero-coupon securities and variable-rate securities, with various maturities ranging up to 30 years. Medium-term notes with original maturities of one year or less are classified as short-term debt. Medium-term notes typically contain call provisions, effective as early as three months or as distant as ten years after the securities are issued.

Reference Notes® Securities

Through our Reference Notes® securities program, we sell large issues of long-term debt that provide investors worldwide with a high-quality, liquid investment vehicle. Reference Notes® securities are regularly issued, U.S. dollar denominated, non-callable fixed-rate securities, which we currently issue with original maturities ranging from two through ten years. We have also issued €Reference Notes® securities denominated in Euros, but did not issue any such securities in 2007 or 2006. We hedge our exposure to changes in foreign-currency exchange rates by entering into swap transactions that convert foreign-currency denominated obligations to U.S. dollar-denominated obligations. See “ANNUAL MD&A — QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK — Interest-Rate Risk and Other Market Risks — Sources of Interest-Rate Risk and Other Market Risks” for more information.

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The investor base for our debt is predominantly institutional. However, we also conduct weekly offerings of FreddieNotes® securities, a medium-term notes program designed to meet the investment needs of retail investors.

Subordinated Debt

During the year ended December 31, 2007, we called $1.9 billion of higher-cost Freddie SUBS® securities, while not issuing any new securities. During the year ended December 31, 2006, we issued approximately $3.3 billion of Freddie SUBS® securities. In addition, we called approximately $1.0 billion of previously issued Freddie SUBS® securities in August 2006. At December 31, 2007 and 2006, the balance of our subordinated debt outstanding was $4.5 billion and $6.4 billion, respectively. Our subordinated debt in the form of Freddie SUBS® securities is a component of our risk management and disclosure commitments with OFHEO (described in “ANNUAL MD&A — RISK MANAGEMENT AND DISCLOSURE COMMITMENTS”).

Debt Retirement Activities

We repurchase or call our outstanding debt securities from time to time to help support the liquidity and predictability of the market for our debt securities and to manage our mix of liabilities funding our assets. When our debt securities become seasoned or one-time call options on our debt securities expire, they may become less liquid, which could cause their price to decline. By repurchasing debt securities, we help preserve the liquidity of our debt securities and improve their price performance, which helps to reduce our funding costs over the long-term. Our repurchase activities also help us manage the funding mismatch, or duration gap, created by changes in interest rates. For example, when interest rates decline, the expected lives of the mortgage-related securities held in our retained portfolio decrease, reducing the need for long-term debt. We use a number of different means to shorten the effective weighted average lives of our outstanding debt securities and thereby manage the duration gap, including retiring long-term debt through repurchases or calls; changing our debt funding mix between short-and long-term debt; or using derivative instruments, such as entering into receive-fixed swaps or terminating or assigning pay-fixed swaps. From time to time, we may also enter into transactions in which we exchange newly issued debt securities for similar outstanding debt securities held by investors. These transactions are accounted for as debt exchanges.

Table 42 provides the par value, based on settlement dates, of debt securities we repurchased, called and exchanged during 2007 and 2006.

Table 42 — Debt Security Repurchases, Calls and Exchanges

	Year Ended
	December 31,
	2007	2006
	(in millions)

Repurchases of outstanding €Reference Notes® securities	$3,965	$5,210
Repurchases of outstanding medium-term notes	10,986	28,560
Calls of callable medium-term notes	95,317	26,559
Calls of callable Freddie SUBS® securities	1,930	1,000
Exchanges of medium-term notes	145	1,074
Exchanges of Freddie SUBS® securities	—	1,480

Credit Ratings

Our ability to access the capital markets and other sources of funding, as well as our cost of funds, are highly dependent upon our credit ratings. Table 43 indicates our credit ratings at February 1, 2008.

Table 43 — Freddie Mac Credit Ratings

Nationally Recognized Statistical
Rating Organization
	S&P	Moody’s	Fitch

Senior long-term debt(1)	AAA	Aaa	AAA
Short-term debt(2)	A-1+	P-1	F-1+
Subordinated debt(3)	AA–/Negative	Aa2	AA–
Preferred stock	AA–/Negative	Aa3	A+

(1)	Includes medium-term notes, U.S. dollar Reference Notes® securities and €Reference Notes® securities.
(2)	Includes Reference Bills® securities and discount notes.
(3)	Includes Freddie SUBS® securities only.

In addition to the ratings described in Table 43, S&P provides a “Risk-To-The-Government” rating that measures our ability to meet our debt obligations and the value of our franchise in the absence of any implied government support. Our “Risk-To-The-Government” rating was AA– with a negative outlook at February 1, 2008. See “ANNUAL MD&A — RISK MANAGEMENT AND DISCLOSURE COMMITMENTS.” A S&P rating outlook assesses the potential direction of a long-term credit rating over the intermediate term (typically six months to two years). A modifier of “negative” means that a rating may be lowered.

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Moody’s also provides a “Bank Financial Strength” rating that represents Moody’s opinion of our intrinsic safety and soundness and, as such, excludes certain external credit risks and credit support elements. Ratings under this measure range from A, the highest, to E, the lowest rating. On January 9, 2008, Moody’s placed our “Bank Financial Strength” rating on review for possible downgrade. Our “Bank Financial Strength” rating remained at A– as of February 1, 2008. A security rating is not a recommendation to buy, sell or hold securities. It may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

Equity Securities

See “Capital Resources — Core Capital” and “MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS” for information about issuances of our equity securities.

Cash and Investments Portfolio

We maintain a cash and investments portfolio that is important to our financial management and our ability to provide liquidity and stability to the mortgage market. At December 31, 2007 and March 31, 2008, this portfolio consisted primarily of cash equivalents and non-mortgage-related securities, such as commercial paper and asset-backed securities, that we could sell or finance to provide us with an additional source of liquidity to fund our business operations. We also use the portfolio to help manage recurring cash flows and meet our other cash management needs. In addition, we use the portfolio to hold capital on a temporary basis until we can deploy it into retained portfolio investments or credit guarantee opportunities. We may also sell or finance the securities in this portfolio to maintain capital reserves to meet mortgage funding needs, provide diverse sources of liquidity or help manage the interest-rate risk inherent in mortgage-related assets. During the first quarter of 2008, we increased the balance of our cash and investments portfolio by $23.6 billion due to an increase in our investments in commercial paper, which we expect to use to increase our retained portfolio in the second quarter of 2008.

For additional information on our cash and investments portfolio, see “ANNUAL MD&A — CONSOLIDATED BALANCE SHEETS ANALYSIS — Cash and Investments.” The non-mortgage-related investments in this portfolio may expose us to institutional credit risk and the risk that the investments could decline in value due to market-driven events such as credit downgrades or changes in interest rates and other market conditions. See “ANNUAL MD&A — CREDIT RISKS — Institutional Credit Risk” for more information.

Cash Flows

Our cash and cash equivalents decreased $2.8 billion to $8.6 billion for the year ended December 31, 2007. Cash flows used for operating activities in 2007 were $7.4 billion, which reflected a reduction in cash due to a net loss of $3.1 billion and a decrease in liabilities to PC investors as a result of a change in our PC issuance process. See “NOTE 20: CHANGES IN ACCOUNTING PRINCIPLES” to our audited consolidated financial statements for additional information. Net cash used was primarily provided by net interest income, management and guarantee fees and changes in other operating assets and liabilities. Cash flows provided by investing activities in 2007 were $9.6 billion, primarily due to a net increase in cash flows as we reduced our balance of federal funds sold and eurodollars. See “ANNUAL MD&A — CONSOLIDATED BALANCE SHEETS ANALYSIS — Cash and Investments” for additional information. This was partially offset by an increase in cash used to purchase mortgage loans under financial guarantees as a result of increasing delinquencies. See “ANNUAL MD&A — CREDIT RISKS — Mortgage Credit Risk — Performing and Non-Performing Assets” and “— Delinquencies” for additional information. Cash flows used for financing activities in 2007 were $5.0 billion and resulted from a decrease in debt securities, net, preferred and common stock repurchases and dividends paid. Cash used was partially offset by proceeds from the issuance of preferred stock. See “NOTE 8: STOCKHOLDERS’ EQUITY” to our audited consolidated financial statements for more information.

Our cash and cash equivalents increased $0.9 billion to $11.4 billion for the year ended December 31, 2006. Cash flows provided by operating activities in 2006 were $8.7 billion, which primarily reflected cash flows provided by net interest income, management and guarantee fees and changes in other operating assets and liabilities, partially offset by non-interest expenses. Cash flows used for investing activities in 2006 were $4.9 billion, primarily resulting from purchases of held-for-investment mortgages and available-for-sale securities, as well as a net decrease in cash flows from securities purchased under agreements to resell and federal funds sold, partially offset by proceeds from sales and maturities of available-for-sale securities and repayments of held-for-investment mortgages. Cash flows used for financing activities in 2006 were $2.9 billion and were primarily due to repayments of debt securities, repurchases of common stock, payment of cash dividends on preferred stock and common stock, and payments of housing tax credit partnerships notes payable, partially offset by proceeds from issuance of debt securities.

Our cash and cash equivalents decreased $24.8 billion to $10.5 billion for the year ended December 31, 2005. Cash flows provided by operating activities in 2005 were approximately $6.2 billion, which primarily reflected cash flows provided by net interest income, management and guarantee fees and changes to other operating assets and liabilities,

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partially offset by non-interest expenses as well as net cash flows used in purchases of held-for-sale mortgages. Cash flows used for investing activities were $58.4 billion, primarily resulting from purchases of held-for-investment mortgages and available-for-sale securities as we increased our retained portfolio in 2005 and the repayment of swap collateral obligations. These outflows were partially offset by proceeds from sales and maturities of available-for-sale securities and repayments of held-for-investment mortgages, as well as cash flows from securities purchased under agreements to resell and federal funds sold. Cash flows provided by financing activities in 2005 were $27.4 billion and were primarily due to proceeds from issuance of debt securities, partially offset by net cash flows used in repayments of debt securities, payment of cash dividends on preferred stock and common stock, and payments of housing tax credit partnerships notes payable.

Capital Resources

Capital Management

Our primary objective in managing capital is preserving our safety and soundness. We also seek to have sufficient capital to support our business and mission at attractive long-term returns. See “NOTE 9: REGULATORY CAPITAL” to our audited consolidated financial statements and “NOTE 9: REGULATORY CAPITAL” to our unaudited consolidated financial statements for more information regarding our regulatory capital requirements and OFHEO’s capital monitoring framework. When appropriate, we will consider opportunities to return excess capital to shareholders (through dividends and share repurchases) and optimize our capital structure to lower our cost of capital.

We assess and project our capital adequacy relative to our regulatory requirements as well as our economic risks. This includes targeting a level of additional capital above each of our capital requirements, as well as the 30% mandatory target capital surplus to help support ongoing compliance and to accommodate future uncertainties. We evaluate the adequacy of our targeted additional capital in light of changes in our business, risk and economic environment.

We develop an annual capital plan that is approved by our board of directors and updated periodically. This plan provides projections of capital adequacy, taking into consideration our business plans, forecasted earnings, economic risks and regulatory requirements.

Capital Adequacy

We estimate at December 31, 2007 that we exceeded each of our regulatory capital requirements, in addition to the 30% mandatory target capital surplus. However, weakness in the housing market and volatility in the financial markets continue to adversely affect our capital, including our ability to manage to the 30% mandatory target capital surplus.

As a result of the impact of GAAP net losses on our core capital, we did not meet the 30% mandatory target capital surplus at the end of November 2007. In order to manage to the 30% mandatory target capital surplus and improve business flexibility, on December 4, 2007, we issued $6 billion of non-cumulative, perpetual preferred stock. In addition, during the fourth quarter of 2007, we reduced our common stock dividend by 50% and reduced the size of our cash and investments portfolio.

Other items positively affecting our capital position include: (a) certain operational changes in December 2007 for purchasing delinquent loans from our PCs, (b) changes in accounting principles we adopted, which increased core capital by $1.3 billion at December 31, 2007 and (c) as discussed in more detail below, our adoption of SFAS 159 on January 1, 2008, which increased core capital by an estimated $1.0 billion.

On March 19, 2008, OFHEO, Fannie Mae and Freddie Mac announced an initiative to increase mortgage market liquidity. In conjunction with this initiative, OFHEO reduced our mandatory target capital surplus to 20% above our statutory minimum capital requirement, and we announced that we will begin the process to raise capital and maintain overall capital levels well in excess of requirements while the mortgage markets recover. We estimated at March 31, 2008 that we exceeded each of our regulatory capital requirements, in addition to the 20% mandatory target capital surplus.

In connection with this initiative, we committed to OFHEO to raise $5.5 billion of new core capital through one or more offerings, which will include both common and preferred securities. The timing, amount and mix of securities to be offered will depend on a variety of factors, including prevailing market conditions and our SEC registration process, and is subject to approval by our board of directors. OFHEO has informed us that, upon completion of these offerings, our mandatory target capital surplus will be reduced from 20% to 15%. OFHEO has also informed us that it intends a further reduction of our mandatory target capital surplus from 15% to 10% upon completion of our SEC registration process, our completion of the remaining Consent Order requirement (i.e., the separation of the positions of Chairman and Chief Executive Officer), our continued commitment to maintain capital well above OFHEO’s regulatory requirement and no material adverse changes to ongoing regulatory compliance. We reduced the dividend on our common stock in December 2007.

The sharp decline in the housing market and volatility in financial markets continues to adversely affect our capital, including our ability to manage to our regulatory capital requirements and the 20% mandatory target capital surplus. Factors that could adversely affect the adequacy of our capital in future periods include our ability to execute our planned capital

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raising transaction; GAAP net losses; continued declines in home prices; increases in our credit and interest-rate risk profiles; adverse changes in interest-rate or implied volatility; adverse OAS changes; impairments of non-agency mortgage-related securities; counterparty downgrades; downgrades of non-agency mortgage-related securities (with respect to regulatory risk-based capital); legislative or regulatory actions that increase capital requirements; our ability to meet the requirements set by OFHEO for further reductions in the mandatory target capital surplus; or changes in accounting practices or standards. See “NOTE 9: REGULATORY CAPITAL” to our audited consolidated financial statements for further information regarding our regulatory capital requirements and “NOTE 9: REGULATORY CAPITAL” to our unaudited consolidated financial statements for further information regarding OFHEO’s capital monitoring framework.

Also affecting our capital position was our adoption of SFAS 159 on January 1, 2008. Our election of the fair value option was made in an effort to better reflect, in the financial statements, the economic offsets that exist related to items that were not previously recognized as changes in fair value through our consolidated statements of income. We expect our adoption of the fair value option will reduce the effect of interest-rate changes on our net income (loss) and capital. This change will also increase the impact of spread changes on capital. For a further discussion of our adoption of SFAS 159 see “NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — Change in Accounting Principles” to our unaudited consolidated financial statements. Beginning in the first quarter of 2008, we commenced our use of cash flow hedge accounting relationships to include hedging the changes in cash flows associated with our forecasted issuances of debt. We believe this expanded accounting strategy will reduce the effect of interest-rate changes on our capital. This accounting strategy had a positive impact on our financial results for the first quarter of 2008, and we expect our continued implementation of hedge accounting will have a greater positive effect on our interest rate sensitivity going forward. We also employed this accounting strategy while maintaining our disciplined approach to interest-rate risk management. See “NOTE 10: DERIVATIVES” to our unaudited consolidated financial statements for additional information about our derivatives designated as cash flow hedges.

To help manage to our regulatory capital requirements and the 20% mandatory target capital surplus, we may consider measures in the future such as reducing or rebalancing risk, limiting growth or reducing the size of our retained portfolio, slowing purchases into our credit guarantee portfolio, issuing additional preferred or convertible preferred stock and issuing common stock.

Our ability to execute additional actions or their effectiveness may be limited and we might not be able to manage to the 20% mandatory target capital surplus. If we are not able to manage to the 20% mandatory target capital surplus, OFHEO may, among other things, seek to require us to (a) submit a plan for remediation or (b) take other remedial steps. In addition, OFHEO has discretion to reduce our capital classification by one level if OFHEO determines that we are engaging in conduct OFHEO did not approve that could result in a rapid depletion of core capital or determines that the value of property subject to mortgage loans we hold or guarantee has decreased significantly. See “BUSINESS — Regulation and Supervision — Office of Federal Housing Enterprise Oversight — Capital Standards and Dividend Restrictions” and “NOTE 9: REGULATORY CAPITAL — Classification” to our audited consolidated financial statements and “NOTE 9: REGULATORY CAPITAL” to our unaudited consolidated financial statements for information regarding additional potential actions OFHEO may seek to take against us.

Core Capital

During 2007 and 2006, our core capital increased approximately $2.5 billion and $0.3 billion, respectively. The increase in 2007 was primarily due to a net increase in the balance of our non-cumulative, perpetual preferred stock of $8.0 billion and the cumulative effect of a change in accounting principle of $181 million, partially offset by a net loss of $3.1 billion, common stock repurchases of $1.0 billion, and common and preferred stock dividends declared of $1.6 billion. The increase in our core capital in 2006 was primarily from net income of $2.3 billion and a net increase in the balance of our non-cumulative, perpetual preferred stock of $1.5 billion, partially offset by common stock repurchases of $2.0 billion and the payment of common stock and preferred stock dividends totaling $1.6 billion. See “NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — Recently Adopted Accounting Standards — Accounting for Uncertainty in Income Taxes” to our audited consolidated financial statements for further information regarding the cumulative effect of a change in accounting principle.

We completed five non-cumulative, perpetual preferred stock offerings during 2007. In these offerings, we issued an aggregate of $8.6 billion of non-cumulative, perpetual preferred stock, consisting of $1.5 billion in connection with the planned replacement of common stock with an equal amount of preferred stock and $600 million to replace higher-cost preferred stock that we redeemed and additional issuances of $6.5 billion in the aggregate to bolster our capital base and for general corporate purposes. We purchased a total of approximately 16.1 million shares of our outstanding common stock under the stock repurchase plan authorized in March 2007 at an average cost of $62.04 per share.

Our board of directors approved a dividend per common share of $0.25 for the fourth quarter of 2007, a decrease from the $0.50 per share common dividend that was paid for each of the first three quarters of 2007 and the fourth quarter of

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2006. Our common dividend per share was $0.47 for each of the first three quarters of 2006 and the fourth quarter of 2005. Our board of directors will determine the amount of future dividends, if any, after considering factors such as our capital position and our earnings and growth prospects. Our board of directors also approved an increase in the number of authorized shares of common stock from 726 million to 806 million in November 2007.

For the fourth quarter of 2005 through the fourth quarter of 2007, our board of directors also approved quarterly preferred stock dividends that were consistent with the contractual rates and terms of the preferred stock. See “NOTE 8: STOCKHOLDERS’ EQUITY” to our audited consolidated financial statements for information regarding our outstanding issuances of preferred stock.

PORTFOLIO BALANCES AND ACTIVITIES

Total Mortgage Portfolio

Our total mortgage portfolio includes mortgage loans and mortgage-related securities held in our retained portfolio as well as the balances of PCs and Structured Securities held by third parties. Guaranteed PCs and Structured Securities held by third parties are not included on our consolidated balance sheets.

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Table 44 provides information about our total mortgage portfolio at December 31, 2007, 2006 and 2005.

Table 44 — Total Mortgage Portfolio and Segment Portfolio Composition(1)(2)

	December 31,
	2007	2006	2005
	(in millions)

Total mortgage portfolio:
Retained portfolio:
Single-family mortgage loans	$24,589	$20,640	$20,396
Multifamily mortgage loans	57,569	45,207	41,085

Total mortgage loans	82,158	65,847	61,481

Guaranteed PCs and Structured Securities in the retained portfolio	356,970	354,262	361,324

Non-Freddie Mac mortgage-related securities, agency	47,836	45,385	44,626
Non-Freddie Mac mortgage-related securities, non-agency	233,849	238,465	242,915

Total non-Freddie Mac mortgage-related securities	281,685	283,850	287,541

Total retained portfolio(3)	720,813	703,959	710,346

Guaranteed PCs and Structured Securities held by third parties:
Single-family Structured Transactions	9,351	8,424	10,489
Multifamily Structured Transactions	900	867	—
Single-family PCs and other Structured Securities	1,363,613	1,105,437	949,599
Multifamily PCs and other Structured Securities	7,999	8,033	14,112

Total guaranteed PCs and Structured Securities held by third parties	1,381,863	1,122,761	974,200

Total mortgage portfolio	$2,102,676	$1,826,720	$1,684,546

	December 31,
	2007	2006	2005
	(in millions)

Segment portfolios:
Investments — Mortgage-related investment portfolio:
Single-family mortgage loans	$24,589	$20,640	$20,396
Guaranteed PCs and Structured Securities in the retained portfolio	356,970	354,262	361,324
Non-Freddie Mac mortgage-related securities in the retained portfolio	281,685	283,850	287,541

Total Investments — Mortgage-related investment portfolio(4)	$663,244	$658,752	$669,261

Single-family Guarantee — Credit guarantee portfolio:
Guaranteed PCs and Structured Securities in the retained portfolio	$343,071	$336,869	$344,922
Guaranteed PCs and Structured Securities held by third parties	1,363,613	1,105,437	949,599
Single-family Structured Transactions in the retained portfolio	11,240	17,011	16,011
Single-family Structured Transactions held by third parties	9,351	8,424	10,489

Total Single-family Guarantee — Credit guarantee portfolio	$1,727,275	$1,467,741	$1,321,021

Multifamily — Guarantee and loan portfolios:
Multifamily loan portfolio	$57,569	$45,207	$41,085

Multifamily Structured Transactions	900	867	—
Multifamily PCs and other Structured Securities(5)	10,658	8,415	14,503

Total multifamily guarantee portfolio	11,558	9,282	14,503

Total Multifamily — Guarantee and loan portfolios	$69,127	$54,489	$55,588

Less: Guaranteed PCs and Structured Securities in the retained portfolio(6)	(356,970)	(354,262)	(361,324)

Total mortgage portfolio	$2,102,676	$1,826,720	$1,684,546

(1)	Based on unpaid principal balance and excludes mortgage loans and mortgage-related securities traded, but not yet settled.
(2)	Effective December 2007, we established securitization trusts for the underlying assets of our PCs and Structured Securities issued. As a result, we adjusted the reported balance of our mortgage portfolios to reflect the publicly-available security balances of our PCs and Structured Securities. Previously these balances were based on the unpaid principal balance of the underlying mortgage loans.
(3)	See “ANNUAL MD&A — CONSOLIDATED BALANCE SHEETS ANALYSIS — Table 20 — Characteristics of Mortgage Loans and Mortgage-Related Securities in our Retained Portfolio” for a reconciliation of the retained portfolio amounts shown in this table to the amounts shown under such caption in conformity with GAAP on our consolidated balance sheets.
(4)	Includes certain assets related to Single-family Guarantee activities and Multifamily activities.
(5)	Includes multifamily PCs and other Structured Securities both in the retained portfolio and held by third parties.
(6)	The amount of our PCs and Structured Securities in the retained portfolio is included in both our segments’ mortgage-related and guarantee portfolios and thus deducted in order to reconcile to our total mortgage portfolio. These securities are managed by the Investments segment, which receives related interest income; however, the Single-family and Multifamily segments manage and receive associated management and guarantee fees.

In 2007 and 2006, our total mortgage portfolio grew at a rate of 15% and 8%, respectively. Our new business purchases consist of mortgage loans and non-Freddie Mac mortgage-related securities that are purchased for our retained portfolio or serve as collateral for our issued PCs and Structured Securities. We generate a significant portion of our mortgage purchase volume through several key mortgage lenders. See “BUSINESS — Our Charter and Mission — Types of Mortgages We Purchase” for information about these relationships and consequent risks. Table 45 summarizes purchases into our total mortgage portfolio.

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Table 45 — Total Mortgage Portfolio Activity Detail(1)

	Year Ended December 31,
	2007		2006		2005
		% of		% of		% of
		Purchase		Purchase		Purchase
	Amount	Amounts	Amount	Amounts	Amount	Amounts
	(dollars in millions)

New business purchases:
Single-family mortgage purchases:
Conventional:
30-year amortizing fixed-rate(2)	$326,455	66%	$251,143	67%	$272,702	67%
15-year amortizing fixed-rate	28,910	6	21,556	6	40,963	10
ARMs/adjustable-rate(3)	12,465	3	18,854	5	35,677	9
Interest-only(4)	97,778	20	58,176	16	26,516	7
Option ARMs	—	—	—	—	3,918	1
Balloon/resets(5)	125	—	419	—	1,720	—
FHA/VA(6)	157	—	946	—	—	—
Rural Housing Service and other federally guaranteed loans	176	—	176	—	177	—

Total single-family	466,066	95	351,270	94	381,673	94

Multifamily:
Conventional and other	21,645	4	13,031	4	11,172	3

Total multifamily	21,645	4	13,031	4	11,172	3

Total mortgage purchases	487,711	99	364,301	98	392,845	97

Non-Freddie Mac mortgage-related securities purchased for Structured Securities:
Ginnie Mae Certificates	48	—	48	—	37	—
Structured Transactions(7)	3,431	1	8,592	2	14,331	3

Total Non-Freddie Mac mortgage-related securities purchased for Structured Securities	3,479	1	8,640	2	14,368	3

Total single-family and multifamily mortgage purchases and total non-Freddie Mac mortgage-related securities purchased for Structured Securities	$491,190	100%	$372,941	100%	$407,213	100%

Non-Freddie Mac mortgage-related securities purchased into the retained portfolio:
Agency securities:
Fannie Mae:
Single-family:
Fixed-rate	$2,170		$4,259		$2,854
Variable-rate	9,863		8,014		3,368

Total Fannie Mae	12,033		12,273		6,222

Ginnie Mae:
Single-family:
Fixed-rate	—		—		64

Total Ginnie Mae	—		—		64

Total agency mortgage-related securities	12,033		12,273		6,286

Non-agency securities:
Single-family
Single-family:
Fixed-rate	881		718		2,154
Variable-rate	49,563		96,906		148,600

Total single-family	50,444		97,624		150,754

Commercial mortgage-backed securities:
Fixed-rate	3,558		2,534		10,343
Variable-rate	18,526		13,432		4,497

Total commercial mortgage-backed securities	22,084		15,966		14,840

Mortgage revenue bonds:
Single-family:
Fixed-rate	1,813		3,062		2,374
Variable-rate	—		—		27
Multifamily:
Fixed-rate	—		116		434
Variable-rate	—		—		5

Total mortgage revenue bonds	1,813		3,178		2,840

Manufactured Housing:
Single-family:
Variable-rate	127		—		—

Total Manufactured Housing	127		—		—

Total non-agency mortgage-related securities	74,468		116,768		168,434

Total non-Freddie Mac mortgage-related securities purchased into the retained portfolio	86,501		129,041		174,720

Total new business purchases	$577,691		$501,982		$581,933

Mortgage purchases with credit enhancements	21%		17%		17%
Mortgage liquidations(8)	$298,089		$339,814		$384,674
Mortgage liquidations rate(8)	16%		20%		26%
Freddie Mac securities repurchased into the retained portfolio:
Single-family:
Fixed-rate	$111,976		$76,378		$106,682
Variable-rate	26,800		27,146		29,805
Multifamily:
Fixed-rate	2,283		—		—

Total Freddie Mac securities repurchased into the retained portfolio	$141,059		$103,524		$136,487

(1)	Based on unpaid principal balances. Excludes mortgage loans and mortgage-related securities traded but not yet settled. Also excludes net additions to the retained portfolio for delinquent mortgage loans and balloon reset mortgages purchased out of PC pools.
(2)	Includes 40-year and 20-year fixed-rate mortgages.
(3)	Includes ARMs with 1-, 3-, 5-, 7- and 10-year initial fixed-rate periods.
(4)	Represents loans where the borrower pays interest only for a period of time before the borrower begins making principal payments.
(5)	Represents mortgages whose terms require lump sum principal payments on contractually determined future dates unless the borrower qualifies for and elects an extension of the maturity date at an adjusted interest-rate.
(6)	Excludes FHA/Department of Veterans Affairs, or VA, loans that back Structured Transactions.
(7)	Includes $312 million, $6,908 million and $14,331 million of option ARM loans purchased for Structured Transactions in 2007, 2006 and 2005, respectively.
(8)	Based on total mortgage portfolio.

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Guaranteed PCs and Structured Securities

Guaranteed PCs and Structured Securities represent the unpaid principal balances of the mortgage-related securities we issue or otherwise guarantee. Table 46 presents the distribution of underlying mortgage assets for our PCs and Structured Securities.

Table 46 — Guaranteed PCs and Structured Securities(1)(2)

	December 31,
	2007	2006	2005
	(in millions)

Single-family:
Conventional:
30-year fixed-rate(3)	$1,091,212	$882,398	$741,913
20-year fixed-rate	72,225	66,777	67,937
15-year fixed-rate	272,490	290,314	321,176
ARMs/adjustable-rate	91,219	100,808	106,644
Option ARMs	1,853	2,808	3,830
Interest-only(4)	159,028	76,114	25,697
Balloon/resets	17,242	21,551	26,321
FHA/VA	1,283	1,398	849
Rural Housing Service and other federally guaranteed loans	132	138	154

Total single-family	1,706,684	1,442,306	1,294,521
Multifamily:
Conventional and other	10,658	8,415	14,503

Total multifamily	10,658	8,415	14,503
Structured Securities backed by non-Freddie Mac mortgage-related securities:
Ginnie Mae Certificates(5)	1,268	1,510	2,021
Structured Transactions(6)	20,223	24,792	24,479

Total Structured Securities backed by non-Freddie Mac mortgage-related securities	21,491	26,302	26,500

Total guaranteed PCs and Structured Securities	$1,738,833	$1,477,023	$1,335,524

(1)	Based on unpaid principal balances and excludes mortgage-related securities traded, but not yet settled.
(2)	Effective December 2007, we established securitization trusts for the underlying assets of our PCs and Structured Securities. As a result, we adjusted the reported balance of our mortgage portfolios to reflect the publicly-available security balances of our PCs and Structured Securities. Previously we reported these balances based on the unpaid principal balance of the underlying mortgage loans.
(3)	Portfolio balances include $1,762 million, $42 million and $— of 40-year fixed-rate mortgages at December 31, 2007 , 2006 and 2005, respectively.
(4)	Includes both fixed and variable-rate interest only loans.
(5)	Ginnie Mae Certificates that underlie the Structured Securities are backed by FHA/VA loans.
(6)	Represents Structured Securities backed by non-agency securities that include prime, FHA/VA and subprime mortgage loan issuances.

Our guarantees of non-traditional mortgage products, including lower documentation loans, have increased in the last two years in response to newer products in the mortgage origination market. Interest-only loans represented approximately 20% and 16% of our securitization volume in 2007 and 2006, respectively. Other non-traditional mortgage products, including those designated as Alt-A loans, made up approximately 10% and 8% of our mortgage purchase volume in 2007 and 2006, respectively. We impose risk management thresholds on purchases of certain new products for which we have limited historical experience. See “ANNUAL MD&A — QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK” and “ANNUAL MD&A — CREDIT RISKS” for additional information regarding our non-traditional mortgage loans, including delinquency rate information.

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Table 47 provides additional detail regarding our PCs and Structured Securities.

Table 47 — Single-Class and Multi-Class PCs and Structured Securities(1)

			Total Guaranteed
		Held by	PCs and
December 31, 2007	Retained Portfolio	Third Parties	Structured Securities(6)
	(in millions)

PCs and Structured Securities:
Single-class(2)	$219,702	$817,353	$1,037,055
Multi-class(3)(4)	137,268	526,604	663,872
Other(5)	—	37,906	37,906

Total PCs and Structured Securities(7)	$356,970	$1,381,863	$1,738,833

December 31, 2006
PCs and Structured Securities:
Single-class(2)	$194,057	$624,383	$818,440
Multi-class(3)(4)	160,205	491,696	651,901
Other(5)	—	6,682	6,682

Total PCs and Structured Securities	$354,262	$1,122,761	$1,477,023

(1)	Based on unpaid principal balances, and excludes Freddie Mac mortgage-related securities traded, but not yet settled.
(2)	Includes single-class Structured Securities backed by PCs and Ginnie Mae Certificates.
(3)	Includes multi-class Structured Securities that are backed by PCs, Ginnie Mae Certificates and non-agency mortgage-related securities.
(4)	Principal-only strips backed by our PCs and held in the retained portfolio are classified as multi-class for the purpose of this table.
(5)	See “NOTE 2: FINANCIAL GUARANTEES AND TRANSFERS OF SECURITIZED INTERESTS IN MORTGAGE-RELATED ASSETS” to our audited consolidated financial statements for a discussion of our other mortgage guarantees.
(6)	Total PCs and Structured Securities exclude $1,519 billion and $1,240 billion at December 31, 2007 and 2006, respectively, of Structured Securities backed by resecuritized PCs and other previously issued Structured Securities. These excluded Structured Securities which do not increase our credit related exposure, consist of single-class Structured Securities backed by PCs, REMICs, and principal-only strips. The notional balances of interest-only strips are excluded because this table is based on unpaid principal balances. Also excluded are modifiable and combinable REMIC tranches and interest and principal classes, where the holder has the option to exchange the security tranches for other pre-defined security tranches.
(7)	Effective December 2007, we established securitization trusts for the underlying assets of our PCs and Structured Securities issued. As a result, we adjusted the reported balance of our mortgage portfolios to reflect the publicly-available security balances of our PCs and Structured Securities. Previously, we reported these balances based on the unpaid principal balance of the underlying mortgage loans.

OFF-BALANCE SHEET ARRANGEMENTS

We enter into certain business arrangements that are not recorded on our consolidated balance sheets or may be recorded in amounts that differ from the full contract or notional amount of the transaction. Most of these arrangements relate to our financial guarantee and securitization activity for which we record guarantee assets and obligations, but the related securitized assets are owned by third parties. These off-balance sheet arrangements may expose us to potential losses in excess of the amounts recorded on our consolidated balance sheets.

Guarantee of PCs and Structured Securities

As discussed in “BUSINESS — Our Charter and Mission — Types of Mortgages We Purchase,” we guarantee the payment of principal and interest on PCs and Structured Securities we issue. Mortgage-related assets that back PCs and Structured Securities held by third parties are not reflected as assets on our consolidated balance sheets.

We manage the risks of our credit guarantee activity carefully, sharing the risk in some cases with third parties through the use of primary mortgage insurance, pool insurance and other credit enhancements. “NOTE 2: FINANCIAL GUARANTEES AND TRANSFERS OF SECURITIZED INTERESTS IN MORTGAGE-RELATED ASSETS” to our audited consolidated financial statements provides information about our guarantees, including details related to credit protections and maximum coverages that we obtain through credit enhancements. Also, see “ANNUAL MD&A — CREDIT RISKS” for more information.

Our credit guarantee activities principally occur through our guarantor swap program in the form of mortgage swap transactions. In a mortgage swap transaction, a mortgage lender delivers mortgages to us in exchange for our PCs that represent undivided interests in those same mortgages. We receive various forms of consideration in exchange for providing our guarantee on issued PCs, including (a) the contractual right to receive a management and guarantee fee, (b) delivery or credit fees for higher-risk mortgages and (c) other forms of credit enhancements received from counterparties or mortgage loan insurers.

Credit guarantee activity also occurs through our cash window and our multilender swap program. Single-family mortgage loans we purchase for cash through the cash window are typically either retained by us in our retained portfolio or pooled together with other single-family mortgage loans we purchase in connection with PC swap-based transactions in our multilender program executed with various lenders. We may issue such PCs to these lenders in exchange for the mortgage loans we purchase from them or, to the extent these loans are pooled with loans purchased for cash, we may sell them to third parties for cash consideration through an auction.

We also sell PCs from our retained portfolio in resecuritized form. We issue single- and multi-class Structured Securities that are backed by securities held in our retained portfolio and subsequently transfer such Structured Securities to third

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parties in exchange for cash, PCs or other mortgage-related securities. We earn resecuritization fees in connection with the creation of certain Structured Securities. We resecuritized a total of $456.9 billion and $388.9 billion of single and multiclass Structured Securities during the year ended December 31, 2007 and 2006, respectively. The increase of our principal credit risk exposure on Structured Securities relates only to that portion of resecuritized assets that consists of non-Freddie Mac mortgage-related securities. For information about our purchase and securitization activities, see “ANNUAL MD&A — PORTFOLIO BALANCES AND ACTIVITIES.”

In addition, we also enter into long-term standby commitments for mortgage assets held by third parties that require that we purchase loans from lenders when the loans subject to these commitments meet certain delinquency criteria. We have included these transactions in the reported activity and balances of our PCs and Structured Securities. Long-term standby commitments represented approximately 2% and less than 1% of the balance of our PCs and Structured Securities as of December 31, 2007 and 2006, respectively.

Our maximum potential off-balance sheet exposure to credit losses relating to our PCs and Structured Securities is primarily represented by the unpaid principal balance of those securities held by third parties, which was $1,382 billion and $1,123 billion at December 31, 2007 and 2006, respectively. Based on our historical credit losses, which in 2007 averaged approximately 3.0 basis points of the aggregate unpaid principal balance of our PCs and Structured Securities, we do not believe that the maximum exposure is representative of our actual exposure on these guarantees. The maximum exposure does not take into consideration the recovery we would receive through exercising our rights to the collateral backing the underlying loans nor the available credit enhancements, which include recourse and primary insurance with third parties.

The accounting policies and fair value estimation methodologies we apply to our credit guarantee activities significantly affect the volatility of our reported earnings. See “ANNUAL MD&A — CONSOLIDATED RESULTS OF OPERATIONS — Non-Interest Income (Loss)” for an analysis of the effects on our consolidated statements of income related to our credit guarantee activities. See “ANNUAL MD&A — CONSOLIDATED BALANCE SHEETS ANALYSIS” for a description of our guarantee asset and guarantee obligation. The accounting for our securitization transactions and the significant assumptions used to determine the gains or losses from such transfers that are accounted for as sales are discussed in “NOTE 2: FINANCIAL GUARANTEES AND TRANSFERS OF SECURITIZED INTERESTS IN MORTGAGE-RELATED ASSETS” to our audited consolidated financial statements.

Other

We extend other guarantees and provide indemnification to counterparties for breaches of standard representations and warranties in contracts entered into in the normal course of business based on an assessment that the risk of loss would be remote. See “NOTE 2: FINANCIAL GUARANTEES AND TRANSFERS OF SECURITIZED INTERESTS IN MORTGAGE-RELATED ASSETS” to our audited consolidated financial statements for additional information.

We are a party to numerous entities that are considered to be variable interest entities, or VIEs, in accordance with FASB Interpretation No. 46 (Revised December 2003), “Consolidation of Variable Interest Entities (revised December 2003), an interpretation of APB No. 51,” or FIN 46(R). These variable interest entities include low-income multifamily housing tax credit partnerships, certain Structured Transactions and certain asset-backed investment trusts. See “NOTE 3: VARIABLE INTEREST ENTITIES” to our audited consolidated financial statements for additional information related to our significant variable interests in these VIEs.

As part of our credit guarantee business, we routinely enter into forward purchase and sale commitments for mortgage loans and mortgage-related securities. Some of these commitments are accounted for as derivatives. Their fair values are reported as either Derivative assets, net at fair value or Derivative liabilities, net at fair value on our consolidated balance sheets. See “ANNUAL MD&A — QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK — Interest-Rate Risk and Other Market Risks” for further information. Our non-derivative commitments are primarily related to commitments arising from mortgage swap transactions and, to a lesser extent, commitments to purchase certain multifamily mortgage loans that will be classified as held-for-investment. These non-derivative commitments totaled $173.4 billion and $264.4 billion at December 31, 2007 and 2006, respectively. Such commitments are not accounted for as derivatives and are not recorded on our consolidated balance sheets.

Effective December 2007 we established securitization trusts for the administration of cash remittances received on the underlying assets of our PCs and Structured Securities. We receive trust management income, which represents the fees we earn as master servicer, issuer, trustee and administrator for our PCs and Structured Securities. These fees, which are included in our non-interest income, are derived from interest earned on principal and interest cash flows between the time funds are remitted to the trust by servicers and the date of distribution to our PC and Structured Securities holders. The trust management income will be offset by interest expense we incur when a borrower prepays.

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CONTRACTUAL OBLIGATIONS

Table 48 provides aggregated information about the listed categories of our contractual obligations as of December 31, 2007. These contractual obligations affect our short- and long-term liquidity and capital resource needs. The table includes information about undiscounted future cash payments due under these contractual obligations, aggregated by type of contractual obligation, including the contractual maturity profile of our debt securities and other liabilities reported on our consolidated balance sheet and our operating leases at December 31, 2007. The timing of actual future payments may differ from those presented due to a number of factors, including discretionary debt repurchases. Our contractual obligations include other purchase obligations that are enforceable and legally binding. For purposes of this table, purchase obligations are included through the termination date specified in the respective agreements, even if the contract is renewable. Many of our purchase agreements for goods or services include clauses that would allow us to cancel the agreement prior to the expiration of the contract within a specified notice period; however, this table includes such obligations without regard to such termination clauses (unless we have provided the counterparty with actual notice of our intention to terminate the agreement).

In Table 48, the amounts of future interest payments on debt securities outstanding at December 31, 2007 are based on the contractual terms of our debt securities at that date. These amounts were determined using the key assumptions that (a) variable-rate debt continues to accrue interest at the contractual rates in effect at December 31, 2007 until maturity and (b) callable debt continues to accrue interest until its contractual maturity. The amounts of future interest payments on debt securities presented do not reflect certain factors that will change the amounts of interest payments on our debt securities after December 31, 2007, such as (a) changes in interest rates, (b) the call or retirement of any debt securities and (c) the issuance of new debt securities. Accordingly, the amounts presented in the table do not represent a forecast of our future cash interest payments or interest expense.

Table 48 excludes the following items:

•	future payments related to our guarantee obligation, because the amount and timing of such payments are generally contingent upon the occurrence of future events and are therefore uncertain;

•	future contributions to our Pension Plan, as we have not yet determined whether a contribution is required for 2008. See “NOTE 14: EMPLOYEE BENEFITS” to our audited consolidated financial statements for additional information about contributions to our Pension Plan;

•	future cash settlements on derivative agreements not yet accrued, because the amount and timing of such payments are dependent upon changes in the underlying financial instruments and are therefore uncertain; and

•	future dividends on the preferred stock we issued, because dividends on these securities are non-cumulative. In addition, the classes of preferred stock issued by our two consolidated real estate investment trust, or REIT, subsidiaries pay dividends that are cumulative. However, dividends on the REIT preferred stock are excluded because the timing of these payments is dependent upon declaration by the boards of directors of the REITs.

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Table 48 — Contractual Obligations by Year at December 31, 2007

	Total	2008	2009	2010	2011	2012	Thereafter
	(in millions)

Long-term debt securities(1)	$576,349	$97,262	$79,316	$63,911	$45,966	$52,317	$237,577
Short-term debt securities(1)	199,498	199,498	—	—	—	—	—
Interest payable(2)	144,405	25,181	20,806	17,606	14,279	12,073	54,460
Other liabilities reflected on our consolidated balance sheet:
Other contractual liabilities(3)(4)(5)	2,912	2,293	300	104	66	12	137
Purchase obligations:
Purchase commitments(6)	38,013	38,013	—	—	—	—	—
Other purchase obligations	401	262	54	27	21	18	19
Operating lease obligations	107	19	19	14	8	7	40
Capital lease obligations	1	1	—	—	—	—	—

Total specified contractual obligations	$961,686	$362,529	$100,495	$81,662	$60,340	$64,427	$292,233

(1)	Represent par value. Callable debt is included in this table at its contractual maturity. For additional information about our debt securities, see “NOTE 7: DEBT SECURITIES AND SUBORDINATED BORROWINGS” to our audited consolidated financial statements.
(2)	Includes estimated future interest payments on our short-term and long-term debt securities. Also includes accrued interest payable recorded on our consolidated balance sheet, which consists primarily of the accrual of interest on short-term and long-term debt as well as the accrual of periodic cash settlements of derivatives, netted by counterparty.
(3)	Other contractual liabilities primarily represent future cash payments due under our contractual obligations to make delayed equity contributions to LIHTC partnerships and payables to the trust established for the administration of cash remittances received related to the underlying assets of our PCs and Structured Securities issued.
(4)	Accrued obligations related to our defined benefit plans, defined contribution plans and executive deferred compensation plan are included in the Total and 2008 columns. However, the timing of payments due under these obligations is uncertain. See “NOTE 14: EMPLOYEE BENEFITS” to our audited consolidated financial statements for additional information.
(5)	As of December 31, 2007, we have recorded tax liabilities for unrecognized tax benefits totaling $563 million and allocated interest of $137 million. These amounts have been excluded from this table because we cannot estimate the years in which these liabilities may be settled. See “NOTE 13: INCOME TAXES” to our audited consolidated financial statements for additional information.
(6)	Purchase commitments represent our obligations to purchase mortgage loans and mortgage-related securities from third parties. The majority of purchase commitments included in this caption are accounted for as derivatives in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” or SFAS 133.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in accordance with GAAP requires us to make a number of judgments, estimates and assumptions that affect the reported amounts of our assets, liabilities, income, and expenses. Certain of our accounting policies, as well as estimates we make, are critical to the presentation of our financial condition and results of operations. They often require management to make difficult, complex or subjective judgments and estimates, at times, regarding matters that are inherently uncertain. The accounting policies discussed in this section are particularly critical to understanding our consolidated financial statements. Actual results could differ from our estimates and different judgments and assumptions related to these policies and estimates could have a material impact on our audited consolidated financial statements.

Our critical accounting policies and estimates relate to: (a) valuation of a significant portion of assets and liabilities; (b) allowances for loan losses and reserve for guarantee losses; (c) application of the static effective yield method to amortize the guarantee obligation; (d) application of the effective interest method; and (e) impairment recognition on investments in securities. For additional information about these and other significant accounting policies, including recently issued accounting pronouncements, see “NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES” to our audited consolidated financial statements.

Valuation of a Significant Portion of Assets and Liabilities

A significant portion of our assets and liabilities are measured on our audited consolidated financial statements based on fair value, including (i) mortgage-related and non-mortgage related securities, (ii) mortgage loans held-for-sale, (iii) derivative instruments, (iv) guarantee asset, and (v) guarantee obligation. For certain of these assets and liabilities which are complex in nature, the measurement of fair value requires significant management judgments and assumptions. These judgments and assumptions, as well as changes in market conditions, may have a material effect on our GAAP consolidated balance sheets and statements of income as well as our consolidated fair value balance sheets.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in a transaction between market participants at the measurement date. The selection of a technique to measure fair value for each type of these assets and liabilities depends on both the reliability and the availability of relevant market data. The amount of judgment involved in measuring the fair value is affected by a number of factors, such as the type of instrument, the liquidity of the markets for the instrument and the contractual characteristics of the instrument. We measure fair value according to the following fair value hierarchy of inputs to valuation techniques:

•	quoted market prices for identical and similar instruments;

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•	industry standard models that consider market inputs such as yield curves, duration, volatility factors and prepayment speeds; and

•	internally developed models that consider inputs based on management’s judgment of market-based assumptions.

Financial instruments with active markets and readily available market prices are valued based on independent price quotations obtained from third party sources, such as pricing services, dealer quotes or direct market observations. During the second half of 2007, the market for non-agency securities has become significantly less liquid, which has resulted in lower transaction volumes, wider credit spreads and less transparency with pricing for these assets. In addition, we have observed more variability in the quotations received from dealers and third-party pricing services. However we believe that these quotations provide reasonable estimates of fair value. Independent price quotations obtained from pricing services are valuations estimated by a service provider using available market information. Dealer quotes are prices obtained from dealers that generally make markets in the relevant products and are an indication of the price at which the dealer would consider transacting in normal market conditions. Market observable prices are prices that are retrieved from sources in which market trades are executed, such as electronic trading platforms. When quoted prices are not readily available, we utilize models, including industry standard models and internally-developed models. These models use observable market inputs such as interest rate curves, market volatilities and pricing spreads. We maximize the use of observable inputs to the extent available. Certain complex assets and liabilities have significant data inputs that cannot be validated by reference to the market. These assets and liabilities are typically illiquid or unique in nature and require the use of management’s judgment of market-based assumptions. The use of different pricing models or assumptions could produce materially different measurements of fair value.

Fair value affects our statement of income in the following ways:

•	For certain financial instruments that are recorded in the GAAP consolidated balance sheets at fair value, changes in fair value are recognized in current period earnings. These include:

—	mortgage-related securities classified as trading, which are recorded in gains (losses) on investment activity;

—	derivatives with no hedge designation, which are recorded in derivative gains (losses); and

—	the guarantee asset, which is recorded in gains (losses) on guarantee asset.

•	For other financial instruments that are recorded in the GAAP consolidated balance sheets at fair value, changes in fair value are deferred, net of tax, in AOCI. These include:

—	mortgage-related and non-mortgage related securities classified as available-for-sale, which are initially measured at fair value with deferred gains and losses recognized in AOCI. These deferred gains and losses affect earnings over time through amortization, sale or impairment recognition; and

—	changes in derivatives that are designated in cash flow hedge accounting relationships.

•	Our guarantee obligation is initially measured at fair value, but is not remeasured at fair value on a periodic basis. This initial estimate results in losses on certain guarantees when the fair value of the guarantee obligation exceeds the fair value of the related guarantee asset and credit enhancement-related assets at issuance. This obligation also affects earnings over time through amortization to income on guarantee obligation.

•	Mortgage loans purchased under our financial guarantees result in recognition of losses on loans purchased when fair values are less than our acquisition basis at the date of purchase.

•	Mortgage loans that are held-for-sale are recorded at the lower-of-cost-or-market with changes in fair value recorded through earnings in gains (losses) on investment activity.

We periodically evaluate our valuation techniques and may change them to improve our fair value estimates, to accommodate market developments or to compensate for changes in data availability and reliability or other operational constraints.

To ensure that fair value measurements are appropriate and reliable, we employ control processes to validate the techniques and models we use. These control processes include review and approval of new transaction types, price verification and review of valuation judgments, methods and models. Where applicable, valuations are back tested comparing the settlement prices to the estimated fair values. Where models are employed to assist in the measurement of fair value, no material changes were made to those models during the periods presented. However, inputs used by those models are regularly updated for changes in the underlying data, assumptions, valuation inputs, or market conditions.

Groups independent of our trading and investing function participate in the review and validation process. These groups perform monthly independent verification of prices and model inputs against sources other than those utilized in the primary pricing methodology, and review and approve of the pricing models used in our fair value measurements. The monthly independent reviews of these groups are concentrated on higher risk/impact valuations and are performed on a sample/targeted basis for portions of our retained portfolio investments.

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See “ANNUAL MD&A — QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK — Interest-Rate Risk and Other Market Risks” for discussion of market risks and our interest-rate sensitivity measures, Portfolio Market Value Sensitivity or PMVS, and duration gap.

Mortgage-Related and Non-Mortgage Related Securities

Mortgage-related securities represent pass-throughs and other mortgage-related securities issued by us, Fannie Mae and Ginnie Mae, as well as non-agency mortgage-related securities. They are classified as available-for-sale or trading, and are carried at fair value. The fair value of securities with readily available third-party market prices is based on market prices obtained from broker/dealers or reliable third-party pricing service providers.

At December 31, 2007 and 2006, the fair values for approximately 99% of our mortgage-related securities were based on prices obtained from third parties or were determined using models with significant observable inputs. The fair values for the remainder of our mortgage-related securities were obtained from internal models with few or no observable inputs. All of the fair values for our non-mortgage-related securities at December 31, 2007, and the majority of them at December 31, 2006, were based on prices obtained from third parties. The majority of our derivative positions were valued using internally developed models that used market inputs because few of the derivative contracts we used were listed on exchanges. At December 31, 2007 and 2006, approximately 71% and 65%, respectively, of the gross fair value of our derivative portfolio related to interest-rate and foreign-currency swaps that did not have embedded options. These derivatives were valued using a discounted cash flow model that projects future cash flows and discounts them at the spot rate related to each cash flow. The remaining 29% and 35%, respectively, of our derivatives portfolio was valued based on prices obtained from third parties or using models with significant observable inputs.

When we purchase Freddie Mac PCs or Structured Securities, we do not extinguish our guarantee obligation, because our guarantee remains outstanding to an unconsolidated securitization trust. As a result, the fair value of Freddie Mac PCs and Structured Securities we own is consistent with the legal structure of the guarantee transaction, which includes the Freddie Mac guarantee to the securitization trust. When we own Freddie Mac PCs and Structured Securities, we do not derecognize any components of the guarantee asset, guarantee obligation, reserve for guarantee losses, or any other outstanding recorded amounts associated with the guarantee transaction. Further, this fair value is consistent with how a market participant would value the securities in an orderly transaction.

At December 31, 2007 and 2006, the total unpaid principal balances of PCs and Structured Securities outstanding were $1,738,833 million and $1,477,023 million, respectively. At December 31, 2007 and 2006, we owned $356,970 million and $354,262 million, respectively, of PCs and Structured Securities, or 21% and 24%, respectively, of the total PCs and Structured Securities outstanding.

The fair values of our total guarantee asset and guarantee obligation are disclosed in NOTE 16: FAIR VALUE DISCLOSURES. There are inherent limitations when trying to extrapolate an amount of the total fair value of the guarantee asset and obligation attributable to the PCs and Structured Securities we own. The credit performance of each pool differs, based on the underlying characteristics of the loans, vintage, seasoning, and other factors that cannot be accurately factored into a pro-rata allocation. As a result, a simple pro-rata allocation of the fair value of our guarantee asset and obligation based on the percentage of PCs and Structured Securities we hold relative to total PCs and Structured Securities outstanding will not necessarily provide a reasonable proxy for the adjustment to the fair value of our PCs and Structured Securities necessary to derive the fair value of an unguaranteed security.

Mortgage Loans Held-for-Sale

Mortgage loans held-for-sale consist of single-family mortgage loans in our retained portfolio that we intend to securitize. For GAAP purposes, we must determine the fair value of these mortgage loans to calculate lower-of-cost-or-market adjustments. We determine the fair value of mortgage loans held-for-sale based on comparisons to actively traded mortgage-related securities with similar characteristics, with adjustments for yield, credit and liquidity differences.

Derivative Instruments

We discontinued substantially all of our hedge accounting relationships by December 31, 2006. During 2006 and 2005, our hedge accounting relationships primarily consisted of hedging benchmark interest-rate risk related to the forecasted issuances of debt that were designated as cash flow hedges, and fair value hedges of benchmark interest-rate risk and/or foreign currency risk on existing fixed-rate debt.

The changes in fair value of the derivatives in these cash flow hedge relationships were recorded as a separate component of AOCI to the extent the hedge relationships were effective, and amounts are reclassified to earnings when the forecasted transaction affects earnings.

When a cash flow hedge is discontinued, the net derivative gain or loss remains in AOCI unless it is probable that the hedged transaction will not occur. This requires estimates based on our expectation of future funding needs and the

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composition of future debt issuances. Our expectations about future funding needs are based upon projected growth and historical activity.

We believe that the forecasted issuances of debt previously hedged in cash flow hedging relationships have not become probable of not occurring; therefore, we may continue to include previously deferred amounts in AOCI. In the event that these forecasted issuances of debt do not occur or become probable of not occurring, potentially material amounts that are currently deferred and reported in AOCI would then be immediately recognized in our consolidated statements of income under derivative gains (losses).

The change in fair value of the derivatives in fair value hedge relationships were recorded in earnings along with the change in fair value of the hedged debt. Any difference was reflected as hedge ineffectiveness in other income.

Derivatives largely consist of interest-rate swaps, option-based derivatives, futures and forward purchase and sale commitments that we account for as derivatives. The carrying value of our derivatives on our consolidated balance sheets is equal to their fair value, including net derivative interest receivable or payable and is net of cash collateral held or posted, where allowable by a master netting agreement.

The majority of our derivative positions were valued using internally developed models that used market inputs because few of the derivative contracts we used were listed on exchanges. At December 31, 2007 and 2006, approximately 71% and 65%, respectively, of the gross fair value of our derivative portfolio related to interest-rate and foreign-currency swaps that did not have embedded options. These derivatives were valued using a discounted cash flow model that projects future cash flows and discounts them at the spot rate related to each cash flow. The remaining 29% and 35%, respectively, of our derivatives portfolio was valued based on prices obtained from third parties or using models with significant observable inputs.

For additional discussion of our use of derivatives and summaries of derivative positions, see “ANNUAL MD&A — CONSOLIDATED RESULTS OF OPERATIONS — Non-Interest Income (Loss) — Derivative Overview” and “NOTE 11: DERIVATIVES” to our audited consolidated financial statements.

Guarantee Asset

Upon issuance of a guarantee of securitized assets, we record a guarantee asset on our consolidated balance sheets representing the fair value of the management and guarantee fees we expect to receive over the life of our PCs or Structured Securities.

Our approach for estimating the fair value of the guarantee asset at December 31, 2007 uses third-party market data as practicable. For approximately 74% of the fair value of the guarantee asset, the valuation approach involved obtaining dealer quotes on proxy securities with collateral similar to aggregated characteristics of our portfolio, effectively equating the guarantee asset with current, or “spot,” market values for excess servicing interest-only, or IO, securities. The remaining 26% of the fair value of the guarantee asset related to underlying loan products for which comparable market prices were not readily available. This portion of the guarantee asset was valued using an expected cash flow approach including only those cash flows expected to result from our contractual right to receive management and guarantee fees, with market input assumptions extracted from the dealer quotes provided on the more liquid products, reduced by an estimated liquidity discount.

Guarantee Obligation

Our guarantee obligation represents the recognized liability associated with our guarantee of PCs and Structured Securities net of cumulative amortization. As discussed in “NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES” to our audited consolidated financial statements, at inception of an executed guarantee, we recognize a guarantee obligation at fair value. Subsequently we amortize our guarantee obligation under the static effective yield method. Our approach for estimating the fair value of the guarantee obligation makes use of third-party market data as practicable. We divide the credit aspects of our guarantee obligation portfolio into three primary components: performing loans, non-performing loans and manufactured housing. For each component, we developed a specific market-based valuation approach for capturing its unique characteristics.

For performing loans, we use capital markets information and rating agency models to estimate subordination levels and dealer price quotes on proxy non-agency securities with collateral characteristics matched to our portfolio to value the expected credit losses and the risk premium for unexpected losses related to our guarantee portfolio. We segmented the portfolio into distinct loan cohorts to differentiate between product types, coupon rate, seasoning, and interests retained by us versus those held by third parties.

For nonperforming loans, we utilize a different method for estimating the fair value of the guarantee obligation. For loans that are extremely delinquent and have been purchased out of pools, we obtained dealer indications that reflect their non-performing status. For delinquent loans remaining in PCs, we began with the market driven performing loan and non-

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performing whole loan values and used empirically observed delinquency transition rates to interpolate the appropriate values in each phase of delinquency (i.e., 30 days, 60 days, 90 days).

For manufactured housing, we developed an approach, subject to our judgment, for estimating the incremental credit costs associated with the manufactured housing portfolio. For approximately 0.5% of our total guarantee portfolio and 9.3% of the fair value of the guarantee obligation, we determined that there is not sufficiently reliable market data to estimate the appropriate credit costs associated with the guarantee obligation for the manufactured housing portfolio. As such, we estimated the ratio of realized credit losses for performing loans and manufactured housing loans to determine a loss history ratio. We then applied the loss history ratio to market implied performing loan guarantee obligation fair value estimates to calculate the implied credit costs for the manufactured housing portfolio. We undertook a similar process for estimating the fair value of seriously delinquent manufactured housing loans.

The components of the guarantee obligation associated with administering the collection and distribution of payments on the mortgage loans underlying a PC are estimated based upon amounts we believe other market participants would charge. Also included in the valuation of our guarantee obligation is an estimate of the present value of net cash flows related to security program cycles. Our securities are on either a 45-day delay (for fixed-rate PCs) or 75-day delay (for ARM PCs) cycle. For each of these security program cycles our servicers remit borrower payments at staggered dates. The timing of these net cash flows are reflected in the valuation of the guarantee obligation.

Allowance for Loan Losses and Reserve for Guarantee Losses

We maintain an allowance for loan losses on mortgage loans held-for-investment and a reserve for guarantee losses on PCs, collectively referred to as our loan loss reserves, to provide for credit losses when it is probable that a loss has been incurred. We use the same methodology to determine our allowance for loan losses and reserve for guarantee losses, as the relevant factors affecting credit risk are the same.

To calculate the loan loss reserves for the single-family loan portfolio, we aggregate homogenous loans into pools based on common underlying characteristics, using statistically based models to evaluate relevant factors affecting loan collectibility, and determine the best estimate of loss. To calculate loan loss reserves for the multifamily loan portfolio, we also use models, evaluate certain larger loans for impairment, and review repayment prospects and collateral values underlying individual loans.

We regularly evaluate the underlying estimates and models we use when determining the loan loss reserves and update our assumptions to reflect our historical experience and current view of economic factors. No material changes were made to the loan loss reserve model during the periods presented. However, inputs used by those models are regularly updated for changes in the underlying data, assumptions, valuation inputs, or market conditions.

Determining the adequacy of the loan loss reserves is a complex process that is subject to numerous estimates and assumptions requiring significant judgment. Key estimates and assumptions that impact our loan loss reserves include:

•	loss severity trends;

•	default experience;

•	expected proceeds from credit enhancements;

•	collateral valuation; and

•	identification and impact assessment of macroeconomic factors.

No single statistic or measurement determines the adequacy of the loan loss reserves. Changes in one or more of the estimates or assumptions used to calculate the loan loss reserves could have a material impact on the loan loss reserves and provisions for credit losses.

We believe the level of our loan loss reserves is reasonable based on internal reviews of the factors and methodologies used. A management committee reviews the overall level of loan loss reserves, as well as the factors and methodologies that give rise to the estimate, and submits the best point estimate for review by senior management.

Application of the Static Effective Yield Method

We amortize our guarantee obligation under the static effective yield method. The static effective yield will be calculated and fixed at inception of the guarantee based on forecasted unpaid principal balances. The static effective yield will be evaluated and adjusted when significant changes in economic events cause a shift in the pattern of our economic release from risk. For example, certain market environments may lead to sharp and sustained changes in home prices or prepayments of mortgages, leading to the need for an adjustment in the static effective yield for specific mortgage pools underlying the guarantee. When a change is required, a cumulative catch-up adjustment, which could be significant in a given period, will be recognized and a new static effective yield will be used to determine our guarantee obligation amortization. See “NOTE 20: CHANGES IN ACCOUNTING PRINCIPLES” to our audited consolidated financial statements for further information.

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Application of the Effective Interest Method

As described in “NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES” to our audited consolidated financial statements, we use the effective interest method to: (a) recognize interest income on our investments in debt securities; and (b) amortize related deferred items into interest income. The application of the effective interest method requires us to estimate the effective yield at each period end using our current estimate of future prepayments. Determination of these estimates requires significant judgment, as expected prepayment behavior is inherently uncertain. Estimates of future prepayments are derived from market sources and our internal prepayment models. Judgment is involved in making initial determinations about prepayment expectations and in updating those expectations over time in response to changes in market conditions, such as interest rates and other macroeconomic factors. See the discussion of market risks and our interest-rate sensitivity measures under “ANNUAL MD&A — QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK — Interest-Rate Risk and Other Market Risks.” We believe that our current estimates of future prepayments are reasonable and comparable to those used by other market participants.

Impairment Recognition on Investments in Securities

We recognize impairment losses on available-for-sale securities through the income statement when we have concluded that a decrease in the fair value of a security is not temporary. For securities accounted for under Emerging Issues Task Force 99-20, “Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to Be Held by a Transferor in Securitized Financial Assets,” or EITF 99-20, an impairment loss is recognized when there is both a decline in fair value below the carrying amount and an adverse change in expected cash flows. Determination of whether an adverse change has occurred involves judgment about expected prepayments and credit events. Further, we review securities all for potential impairment whenever the security’s fair value is less than its amortized cost to determine whether we have the intent and ability to hold the investments until a forecasted recovery. This review considers a number of factors, including the severity of the decline in fair value, credit ratings, the length of time the investment has been in an unrealized loss position, and the likelihood of sale in the near term. While market prices and rating agency actions are factors that are considered in the impairment analysis, cash flow analysis based on default and prepayment assumptions serves as an important factor in determining if an other than temporary impairment has occurred. We recognize impairment losses when quantitative and qualitative factors indicate that it is probable that the security will suffer a contractual principal loss or interest shortfall. We apply significant judgment in determining whether impairment loss recognition is appropriate. We believe our judgments are reasonable. However, different judgments could have resulted in materially different impairment loss recognition. See “NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES” to our audited consolidated financial statements and “ANNUAL MD&A — CONSOLIDATED BALANCE SHEETS ANALYSIS — Retained Portfolio” for more information on impairment recognition on securities.

Accounting Changes and Recently Issued Accounting Pronouncements

See “NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES” to our audited consolidated financial statements for more information concerning our accounting policies and recently issued accounting pronouncements, including those that we have not yet adopted and that will likely affect our consolidated financial statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to risks that include interest-rate and other market risks, including those described in “RISK FACTORS.” While we consider both our day-to-day and long-term management of interest-rate and other market risks to be satisfactory, we identified weaknesses in prior years in our overall risk governance framework. We created an executive management enterprise risk committee to provide a company-wide view of risk and have formed five subcommittees to focus on credit, market, models, operational and regulatory risks. Our board of directors has also assigned primary responsibility for oversight of enterprise risk management to the Governance, Nominating and Risk Oversight Committee of the board of directors.

Interest-Rate Risk and Other Market Risks

Our interest-rate risk management objective is to serve our mission by protecting shareholder value in all interest-rate environments. Our disciplined approach to interest-rate risk management is essential to maintaining a strong and durable capital base and uninterrupted access to debt and equity capital markets.

Sources of Interest-Rate Risk and Other Market Risks

Our retained portfolio activities expose us to interest-rate risk and other market risks arising primarily from the uncertainty as to when borrowers will pay the outstanding principal balance of mortgage loans and mortgage-related securities held in our retained portfolio, known as prepayment risk, and the resulting potential mismatch in the timing of our receipt of cash flows related to our assets versus the timing of payment of cash flows related to our liabilities. For the vast majority of our mortgage-related investments, the mortgage borrower has the option to make unscheduled payments of

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additional principal or to completely pay off a mortgage loan at any time before its scheduled maturity date (without having to pay a prepayment penalty) or make principal payments in accordance with their contractual obligation.

Our credit guarantee activities also expose us to interest-rate risk because changes in interest rates can cause fluctuations in the fair value of our existing credit guarantee portfolio. We generally do not hedge these changes in fair value except for interest-rate exposure related to net buy-ups and float. Float, which arises from timing differences between when the borrower makes principal payments on the loan and the reduction of the PC balance, can lead to significant interest expense if the interest rate paid to a PC investor is higher than the reinvestment rate earned by the securitization trusts on payments received from mortgage borrowers and paid to us as trust management income.

The types of interest-rate risk and other market risks to which we are exposed are described below.

Duration Risk and Convexity Risk

Duration is a measure of a financial instrument’s price sensitivity to changes in interest rates. Convexity is a measure of how much a financial instrument’s duration changes as interest rates change. Our convexity risk primarily results from prepayment risk. We actively manage duration risk and convexity risk through asset selection and structuring (that is, by identifying or structuring mortgage-related securities with attractive prepayment and other characteristics), by issuing a broad range of both callable and non-callable debt instruments and by using interest-rate derivatives and written options. Managing the impact of duration risk and convexity risk is the principal focus of our daily market risk management activities. These risks are encompassed in our PMVS and duration gap risk measures, discussed in greater detail below. We use prepayment models to determine the estimated duration and convexity of mortgage assets for our PMVS and duration gap measures. Expected results can be affected by differences between prepayments forecasted by the models and actual prepayments.

Yield Curve Risk

Yield curve risk is the risk that non-parallel shifts in the yield curve (such as a flattening or steepening) will adversely affect shareholder value. Because changes in the shape, or slope, of the yield curve often arise due to changes in the market’s expectation of future interest rates at different points along the yield curve, we evaluate our exposure to yield curve risk by examining potential reshaping scenarios at various points along the yield curve. Our yield curve risk under a specified yield curve scenario is reflected in our PMVS-Yield Curve, or PMVS-YC, disclosure.

Volatility Risk

Volatility risk is the risk that changes in the market’s expectation of the magnitude of future variations in interest rates will adversely affect shareholder value. Implied volatility is a key determinant of the value of an interest-rate option. Since prepayment risk is generally inherent in mortgage assets, changes in implied volatility affect the value of mortgage assets. We manage volatility risk through asset selection and by maintaining a consistently high percentage of option-embedded liabilities relative to our mortgage assets. We monitor volatility risk by measuring exposure levels on a daily basis and we maintain internal limits on the amount of volatility risk exposure that is acceptable to us.

Basis Risk

Basis risk is the risk that interest rates in different market sectors will not move in tandem and will adversely affect shareholder value. This risk arises principally because we generally hedge mortgage-related investments with debt securities. We do not actively manage the basis risk arising from funding retained portfolio investments with our debt securities, also referred to as mortgage-to-debt OAS risk. See “ANNUAL MD&A — CONSOLIDATED FAIR VALUE BALANCE SHEETS ANALYSIS — Key Components of Changes in Fair Value of Net Assets — Changes in Mortgage-To-Debt OAS ” for additional information. We also incur basis risk when we use LIBOR- or Treasury-based instruments in our risk management activities.

Foreign-Currency Risk

Foreign-currency risk is the risk that fluctuations in currency exchange rates (e.g., foreign currencies to the U.S. dollar) will adversely affect shareholder value. We are exposed to foreign-currency risk because we have debt denominated in currencies other than the U.S. dollar, our functional currency. We eliminate virtually all of our foreign-currency risk by entering into swap transactions that effectively convert foreign-currency denominated obligations into U.S. dollar-denominated obligations.

Portfolio Market Value Sensitivity and Measurement of Interest-Rate Risk

We employ a risk management strategy that seeks to substantially match the duration characteristics of our assets and liabilities. To accomplish this, we employ an integrated strategy encompassing asset selection and structuring and asset and liability management.

Through our asset selection process, we seek to purchase mortgage assets with desirable prepayment expectations based on our evaluation of their yield-to-maturity, option-adjusted spreads and credit characteristics. Through this selection process

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and the restructuring of mortgage assets, we seek to retain cash flows with more stable risk and investment return characteristics while selling off the cash flows that do not meet our investment profile.

Through our asset and liability management process, we mitigate interest-rate risk by issuing a wide variety of debt products. The prepayment option held by mortgage borrowers drives the fair value of our mortgage assets such that the combined fair value of our mortgage assets and non-callable debt will decline if interest rates move significantly in either direction. We mitigate much of our exposure to changes in interest rates by funding a significant portion of our mortgage portfolio with callable debt. When interest rates change, our option to redeem this debt offsets a large portion of the fair value change driven by the mortgage prepayment option. At December 31, 2007, approximately 44% of our fixed-rate mortgage assets were funded and economically hedged with callable debt. However, because the mortgage prepayment option is not fully hedged by callable debt, the combined fair value of our mortgage assets and debt will be affected by changes in interest rates.

To further reduce our exposure to changes in interest rates, we hedge a significant portion of the remaining prepayment risk with option-based derivatives. These derivatives primarily consist of call swaptions, which tend to increase in value as interest rates decline, and put swaptions, which tend to increase in value as interest rates increase. With the addition of these option-based derivatives, a greater portion of our prepayment risk has been hedged. We also manage interest-rate risk by rebalancing the portfolio, primarily using interest-rate swaps. Although we do not hedge all of our exposure to changes in interest rates, these exposures are generally well understood, are subject to established limits, and are monitored and controlled through our disciplined risk management process. These limits are refined and updated from time to time. See “ANNUAL MD&A — CONSOLIDATED FAIR VALUE BALANCE SHEETS ANALYSIS — Key Components of Changes in Fair Value of Net Assets — Changes in Mortgage-To-Debt OAS” for further information.

PMVS and Duration Gap

Our primary interest-rate risk measures are PMVS and duration gap. PMVS is measured in two ways, one measuring the estimated sensitivity of our portfolio market value (as defined below) to parallel moves in interest rates (Portfolio Market Value Sensitivity-Level or (PMVS-L)) and the other to nonparallel movements (PMVS-YC). In December 2007, we changed our PMVS reporting to represent estimated dollars-at-risk, rather than expressed as a percentage of fair value to common equity. We believe this change provides more relevant information and better represents our overall level and low-exposure to adverse interest-rate movements given the substantial reduction in the fair value of common equity that occurred during 2007.

Our PMVS and duration gap estimates are determined using models that involve our best judgment of interest-rate and prepayment assumptions. Accordingly, while we believe that PMVS and duration gap are useful risk management tools, they should be understood as estimates rather than as precise measurements.

While PMVS and duration gap estimate the exposure to changes in interest rates, they do not capture the potential impact of certain other market risks, such as changes in volatility, basis, prepayment model, mortgage-to-debt option-adjusted spreads and foreign-currency risk. The impact of these other market risks can be significant. See “Sources of Interest-Rate Risk and Other Market Risks” discussed above for further information. Definitions of our primary interest rate risk measures follow:

•	PMVS-L shows the estimated loss in pre-tax portfolio market value from an immediate adverse 50 basis point parallel shift in the level of LIBOR rates (i.e., when the yield at each point on the LIBOR yield curve increases or decreases by 50 basis points).

•	PMVS-YC shows the estimated loss in pre-tax portfolio market value from an immediate adverse 25 basis point change in the slope (up and down) of the LIBOR yield curve. The 25 basis point change in slope for the PMVS-YC measure is obtained by shifting the two-year and ten-year LIBOR rates by an equal amount (12.5 basis points), but in opposite directions. LIBOR rate shifts between the two-year and ten-year points are interpolated.

•	We calculate our exposure to changes in interest rates using effective duration. Effective duration measures the percentage change in price of financial instruments to a one percent change in interest rates. Financial instruments with positive duration increase in value as interest rates decline. Conversely, financial instruments with negative duration increase in value as interest rates rise.

Duration gap measures the difference in price sensitivity to interest rate changes between our assets and liabilities, and it is expressed in months relative to the market value of assets. For example, assets with a six month duration and liabilities with a five month duration would result in a positive duration gap of one month. A duration gap of zero implies that the duration of our assets equals the duration of our liabilities. As a result, the change in value of assets from an instantaneous move in interest rates, either up or down, will be accompanied by an equal and offsetting change in the value of liabilities, thus leaving the fair value of equity unchanged. A positive duration gap indicates that the duration of our assets exceeds the duration of our liabilities which, from a net perspective, implies that the fair value of equity will increase in value when interest rates fall and decrease in value when interest rates rise. A

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negative duration gap indicates that the duration of our liabilities exceeds the duration of our assets which, from a net perspective, implies that the fair value of equity will increase in value when interest rates rise and decrease in value when interest rates fall. Multiplying duration gap (expressed as a percentage of a year) by the fair value of our assets will provide an indication of the change in the fair value of our equity resulting from a one percent change in interest rates.

The convexity of a financial instrument measures the extent to which the duration or price sensitivity of an instrument changes for a one percent change in interest rates. As a result of convexity, actual changes in fair value from interest changes may differ from those implied by duration gap alone. For that reason, we believe duration gap is most useful when used in conjunction with PMVS-L.

The 50 basis point shift and 25 basis point change in slope of the LIBOR yield curve used for our PMVS measures represent events that are expected to have an approximately 5% probability of occurring over a one-month time horizon. We believe that our PMVS measures represent conservative measures of interest-rate risk because these assumed scenarios are unlikely and because the scenarios assume instantaneous shocks. Therefore, these PMVS measures do not consider the effects on fair value of any rebalancing actions that we would typically take to reduce our risk exposure.

The expected loss in portfolio market value is an estimate of the sensitivity to changes in interest rates of the fair value of all interest-earning assets, interest-bearing liabilities and derivatives on a pre-tax basis. When we calculate the expected loss in portfolio market value and duration gap, we also take into account the cash flows related to certain credit guarantee-related items, including net buy-ups and expected gains or losses due to net interest from float. In making these calculations, we do not consider the sensitivity to interest-rate changes of the following assets and liabilities:

•	Credit guarantee portfolio. We do not consider the sensitivity of the fair value of the credit guarantee portfolio to changes in interest rates except for the guarantee-related items mentioned above (i.e., net buy-ups and float), because we believe the expected benefits from replacement business provide an adequate hedge against interest-rate changes over time.

•	Other assets with minimal interest-rate sensitivity. We do not include other assets, primarily non-financial instruments such as fixed assets and REO, because we estimate their impact on PMVS and duration gap to be minimal.

PMVS Results

Table 49 provides estimated point-in-time PMVS-L and PMVS-YC results at December 31, 2007 and 2006. Table 49 also provides PMVS-L estimates assuming an immediate 100 basis point shift in the LIBOR yield curve. Because we do not hedge all prepayment option risk, the duration of our mortgage assets changes more rapidly as changes in interest rates increase. Accordingly, as shown in Table 49, the PMVS-L results based on a 100 basis point shift in the LIBOR curve are disproportionately higher than the PMVS-L results based on a 50 basis point shift in the LIBOR curve.

Table 49 — PMVS Assuming Shifts of the LIBOR Yield Curve

	Potential Pre-Tax Loss in
	Portfolio Market Value
	PMVS-YC	PMVS-L
	25 bps	50 bps	100 bps
	(in millions)

At:
December 31, 2007	$42	$533	$1,681
December 31, 2006	$27	$146	$560

There are several reasons for a greater increase in PMVS-L compared to PMVS-YC. First, PMVS-L considers our convexity exposure, whereas PMVS-YC does not. Our convexity exposure increased in 2007 as rates declined, increasing our expected mortgage prepayments, and as we shifted our portfolio mix to more conventional fixed-rate mortgage related securities. Second, our duration risk, as measured by PMVS-YC, was not significantly affected as our risk continued to be positioned in a manner along the yield curve in which fair value losses due to nonparallel shifts in the yield curve were limited. Third, as a result of the change in our portfolio mix and the decline in interest rates, we hedged the change in the risk of our assets by increasing our position in pay-fixed swaps, while allowing for slightly more interest rate risk exposure.

Derivatives have enabled us to keep our interest-rate risk exposure at consistently low levels in a wide range of interest-rate environments. Table 50 shows that the low PMVS-L risk levels for the periods presented would generally have been higher if we had not used derivatives to manage our interest-rate risk exposure.

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Table 50 — Derivative Impact on PMVS-L (50 bps)

	Before	After	Effect of
	Derivatives	Derivatives	Derivatives
	(in millions)

At:
December 31, 2007	$1,371	$533	$(838)
December 31, 2006	$541	$146	$(395)

Duration Gap Results

Our estimated average duration gap for the months of December 2007 and 2006 was zero months.

The disclosure in our Monthly Volume Summary reports, which are available on our website at www.freddiemac.com, reflects the average of the daily PMVS-L, PMVS-YC and duration gap estimates for a given reporting period (a month, quarter or year).

Use of Derivatives and Interest-Rate Risk Management

Use of Derivatives

We use derivatives primarily to:

•	hedge forecasted issuances of debt and synthetically create callable and non-callable funding;

•	regularly adjust or rebalance our funding mix in order to more closely match changes in the interest-rate characteristics of our mortgage assets; and

•	hedge foreign-currency exposure (see “Sources of Interest-Rate Risk and Other Market Risks — Foreign-Currency Risk.”)

Hedge Forecasted Debt Issuances and Create Synthetic Funding

We typically commit to purchase mortgage investments on an opportunistic basis for a future settlement, typically ranging from two weeks to three months after the date of the commitment. To facilitate larger and more predictable debt issuances that contribute to lower funding costs, we use interest-rate derivatives to economically hedge the interest-rate risk exposure from the time we commit to purchase a mortgage to the time the related debt is issued. We also use derivatives to synthetically create the substantive economic equivalent of various debt funding structures. For example, the combination of a series of short-term debt issuances over a defined period and a pay-fixed swap with the same maturity as the last debt issuance is the substantive economic equivalent of a long-term fixed-rate debt instrument of comparable maturity. Similarly, the combination of non-callable debt and a call swaption, or option to enter into a receive-fixed swap, with the same maturity as the non-callable debt, is the substantive economic equivalent of callable debt. These derivatives strategies increase our funding flexibility and allow us to better match asset and liability cash flows, often reducing overall funding costs.

Adjust Funding Mix

We generally use interest-rate swaps to mitigate contractual funding mismatches between our assets and liabilities. We also use swaptions and other option-based derivatives to adjust the contractual funding of our debt in response to changes in the expected lives of mortgage-related assets in our retained portfolio. As market conditions dictate, we take rebalancing actions to keep our interest-rate risk exposure within management-set limits. In a declining interest-rate environment, we typically enter into receive-fixed swaps or purchase Treasury-based derivatives to shorten the duration of our funding to offset the declining duration of our mortgage assets. In a rising interest-rate environment, we typically enter into pay-fixed swaps or sell Treasury-based derivatives in order to lengthen the duration of our funding to offset the increasing duration of our mortgage assets.

Types of Derivatives

The derivatives we use to hedge interest-rate and foreign-currency risk are common in the financial markets. We principally use the following types of derivatives:

•	LIBOR- and the Euro Interbank Offered Rate, or Euribor-, based interest-rate swaps;

•	LIBOR- and Treasury-based options (including swaptions);

•	LIBOR- and Treasury-based exchange-traded futures; and

•	Foreign-currency swaps.

In addition to swaps, futures and purchased options, our derivative positions include the following:

Written Options and Swaptions

Written call and put swaptions are sold to counterparties allowing them the option to enter into receive- and pay-fixed swaps, respectively. Written call and put options on mortgage-related securities give the counterparty the right to execute a contract under specified terms, which generally occurs when we are in a liability position. We use these written options and

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swaptions to manage convexity risk over a wide range of interest rates. Written options lower our overall hedging costs, allow us to hedge the same economic risk we assume when selling guaranteed final maturity REMICs with a more liquid instrument and allow us to rebalance the options in our callable debt and REMIC portfolios. We may, from time to time, write other derivative contracts such as caps, floors, interest-rate futures and options on buy-up and buy-down commitments.

Forward Purchase and Sale Commitments

We routinely enter into forward purchase and sale commitments for mortgage loans and mortgage-related securities. Most of these commitments are derivatives subject to the requirements of SFAS 133.

Swap Guarantee Derivatives

We issue swap guarantee derivatives that guarantee the payments on (a) multifamily mortgage loans that are originated and held by state and municipal housing finance agencies to support tax-exempt multifamily housing revenue bonds and (b) Freddie Mac pass-through certificates which are backed by tax-exempt multifamily housing revenue bonds and related taxable bonds and/or loans. In connection with some of these guarantees, we may also guarantee the sponsor’s or the borrower’s performance as a counterparty on any related interest-rate swaps used to mitigate interest-rate risk.

Credit Derivatives

We entered into credit derivatives during 2007, including risk-sharing agreements. Under these risk-sharing agreements, default losses on specific mortgage loans delivered by sellers are compared to default losses on reference pools of mortgage loans with similar characteristics. Based upon the results of that comparison, we remit or receive payments based upon the default performance of the referenced pools of mortgage loans. In addition, we entered into an agreement whereby we assume credit risk for mortgage loans held by third parties for up to a 90-day period in exchange for a monthly fee. Should the mortgage loans become delinquent we are obligated to purchase the loans.

In addition, we have also purchased mortgage loans containing debt cancellation contracts, which provide mortgage debt or payment cancellation for borrowers who experience unanticipated losses of income dependent on a covered event. The rights and obligations under these agreements have been assigned to the servicers. However, in the event the servicer does not perform as required by contract, under our guarantee, we would be obligated to make the required contractual payments.

Derivative-Related Risks

Our use of derivatives exposes us to derivative market liquidity risk and counterparty credit risk.

Derivative Market Liquidity Risk

Derivative market liquidity risk is the risk that we may not be able to enter into or exit out of derivative transactions at a reasonable cost. A lack of sufficient capacity or liquidity in the derivatives market could limit our risk management activities, increasing our exposure to interest-rate risk. To help maintain continuous access to derivative markets, we use a variety of products and transact with many different derivative counterparties. In addition to over-the-counter, or OTC, derivatives, we also use exchange-traded derivatives, asset securitization activities, callable debt and short-term debt to rebalance our portfolio.

We limit our duration and convexity exposure to each counterparty. At December 31, 2007, the largest single uncollateralized exposure of our 27 approved OTC counterparties listed in “Table 51 — Derivative Counterparty Credit Exposure” under “ANNUAL MD&A — QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK— Interest-Rate Risk and Other Market Risks” was related to a AAA-rated counterparty, constituting $174 million, or 51%, of the total uncollateralized exposure of our OTC interest-rate swaps, option-based derivatives and foreign-currency swaps.

Derivative Counterparty Credit Risk

Counterparty credit risk arises from the possibility that the derivative counterparty will not be able to meet its contractual obligations. Exchange-traded derivatives, such as futures contracts, do not measurably increase our counterparty credit risk because changes in the value of open exchange-traded contracts are settled daily through a financial clearinghouse established by each exchange. OTC derivatives, however, expose us to counterparty credit risk because transactions are executed and settled between us and the counterparty. When our net position with an OTC counterparty subject to a master netting agreement has a market value above zero at a given date (i.e., it is an asset reported as derivative assets, net on our consolidated balance sheets), then the counterparty could potentially be obligated to deliver cash, securities or a combination of both having that market value to satisfy its obligation to us under the derivative.

We actively manage our exposure to counterparty credit risk using several tools, including:

•	review of external rating analyses;

•	strict standards for approving new derivative counterparties;

•	ongoing monitoring of our positions with each counterparty;

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•	managing diversification mix among counterparties;

•	master netting agreements and collateral agreements; and

•	stress-testing to evaluate potential exposure under possible adverse market scenarios.

On an ongoing basis, we review the credit fundamentals of all of our OTC derivative counterparties to confirm that they continue to meet our internal standards. We assign internal ratings, credit capital and exposure limits to each counterparty based on quantitative and qualitative analysis, which we update and monitor on a regular basis. We conduct additional reviews when market conditions dictate or events affecting an individual counterparty occur.

Derivative Counterparties

Our use of OTC interest-rate swaps, option-based derivatives and foreign-currency swaps is subject to rigorous internal credit and legal reviews. Our derivative counterparties carry external credit ratings among the highest available from major rating agencies. All of these counterparties are major financial institutions and are experienced participants in the OTC derivatives market.

Master Netting and Collateral Agreements

We use master netting and collateral agreements to reduce our credit risk exposure to our active OTC derivative counterparties for interest-rate swaps, option-based derivatives and foreign-currency swaps. See “NOTE 17: CONCENTRATION OF CREDIT AND OTHER RISKS” to our audited consolidated financial statements for additional information.

Table 51 summarizes our exposure to counterparty credit risk in our derivatives, which represents the net positive fair value of derivative contracts, related accrued interest and collateral held by us from our counterparties, after netting by counterparty as applicable (i.e., net amounts due to us under derivative contracts). This table is useful in understanding the counterparty credit risk related to our derivative portfolio.

Table 51 — Derivative Counterparty Credit Exposure

	December 31, 2007
					Weighted Average
			Total	Exposure,	Contractual
	Number of	Notional	Exposure at	Net of	Maturity	Collateral Posting
Rating(1)	Counterparties(2)	Amount	Fair Value(3)	Collateral(4)	(in years)	Threshold
	(dollars in millions)

AAA	2	$1,173	$174	$174	3.4	Mutually agreed upon
AA+	3	180,939	945	—	4.4	$10 million or less
AA	9	463,163	1,347	62	5.3	$10 million or less
AA−	6	160,678	2,230	30	5.8	$10 million or less
A+	5	168,680	1,770	54	6.1	$1 million or less
A	2	35,391	239	19	5.7	$1 million or less

Subtotal(5)	27	1,010,024	6,705	339	5.4
Other derivatives(6)		238,893	—	—
Forward purchase and sale commitments		72,662	465	465
Swap guarantee derivatives		1,302	—	—

Total derivatives		$1,322,881	$7,170	$804

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	December 31, 2006
		Adjusted			Weighted Average
			Total	Exposure,	Contractual
	Number of	Notional	Exposure at	Net of	Maturity	Collateral Posting
Rating(1)	Counterparties(2)	Amount	Fair Value(3)	Collateral(4)	(in years)	Threshold
	(dollars in millions)

AAA	2	$3,408	$411	$411	1.6	Mutually agreed upon
AA	8	269,126	2,134	92	4.7	$10 million or less
AA−	12	278,993	6,264	161	5.2	$10 million or less
A+	4	142,332	1,393	7	6.1	$1 million or less
A−	1	210	1	1	5.0	$1 million or less

Subtotal(5)	27	694,069	10,203	672	5.2
Other derivatives(6)		53,071	—	—
Forward purchase and sale commitments		10,012	18	18
Swap guarantee derivatives		957	—	—

Total derivatives		$758,109	$10,221	$690

(1)	We use the lower of S&P and Moody’s ratings to manage collateral requirements. In this table, the rating of the legal entity is stated in terms of the S&P equivalent.
(2)	Based on legal entities. Affiliated legal entities are reported separately.
(3)	For each counterparty, this amount includes derivatives with a net positive fair value (recorded as derivative assets, net), including the related accrued interest receivable/payable (net).
(4)	Total Exposure at Fair Value less collateral held as determined at the counterparty level.
(5)	Consists of OTC derivative agreements for interest-rate swaps, option-based derivatives (excluding written options), foreign-currency swaps and purchased interest-rate caps. Written options do not present counterparty credit exposure, because we receive a one-time up-front premium in exchange for giving the holder the right to execute a contract under specified terms, which generally puts us in a liability position.
(6)	Consists primarily of exchange-traded contracts, certain written options and certain credit derivatives.

Over time, our exposure to individual counterparties for OTC interest-rate swaps, option-based derivatives and foreign-currency swaps varies depending on changes in fair values, which are affected by changes in period-end interest rates, the implied volatility of interest rates, foreign-currency exchange rates and the amount of derivatives held. Our uncollateralized exposure to counterparties for these derivatives, after applying netting agreements and collateral, decreased to $339 million at December 31, 2007 from $672 million at December 31, 2006. This decrease was primarily due to a significant decrease in uncollateralized exposure to AAA-rated counterparties, which typically are not required to post collateral given their low risk profile.

At December 31, 2007, the uncollateralized exposure to non-AAA-rated counterparties was primarily due to exposure amounts below the applicable counterparty collateral posting threshold as well as market movements during the time period between when a derivative was marked to fair value and the date we received the related collateral. Collateral is typically transferred within one business day based on the values of the related derivatives.

As indicated in Table 51, approximately 95% of our counterparty credit exposure for OTC interest-rate swaps, option-based derivatives and foreign-currency swaps was collateralized at December 31, 2007. If all of our counterparties for these derivatives had defaulted simultaneously on December 31, 2007, our maximum loss for accounting purposes would have been approximately $339 million. As of December 31, 2007, one of our AAA-rated counterparties, Kreditanstalt fur Wiederaufbau, accounted for 22% of our uncollateralized exposure to derivatives counterparties, due to a single foreign currency denominated interest rate swap that matured on February 2008. At maturity, we received all cash that was due to us.

In the event of counterparty default our economic loss may be higher than the uncollateralized exposure of our derivatives if we were not able to replace the defaulted derivatives in a timely fashion. We monitor the risk that our uncollateralized exposure to each of our OTC counterparties for interest-rate swaps, option-based derivatives and foreign-currency swaps will increase under certain adverse market conditions by performing daily market stress tests. These tests evaluate the potential additional uncollateralized exposure we would have to each of these derivative counterparties assuming changes in the level and implied volatility of interest rates and changes in foreign-currency exchange rates over a brief time period.

As of February 28, 2008, we have not incurred any credit losses on OTC derivative counterparties or set aside specific reserves for institutional credit risk exposure. We do not believe such reserves are necessary, given our counterparty credit risk management policies and collateral requirements.

As indicated in Table 51, the total exposure to our forward purchase and sale commitments of $465 million and $18 million at December 31, 2007 and 2006, respectively, was uncollateralized. Because the typical maturity of our forward purchase and sale commitments is less than one year, we do not require master netting and collateral agreements for the counterparties of these commitments. However, we monitor the credit fundamentals of the counterparties to our forward purchase and sale commitments on an ongoing basis to ensure that they continue to meet our internal risk-management standards. At December 31, 2007, we had a large volume of purchase and sale commitments related to our retained portfolio

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that increased our exposure to the counterparties to our forward purchase and sale commitment. These commitments settled in January 2008.

CREDIT RISKS

Our credit guarantee portfolio is subject primarily to two types of credit risk: mortgage credit risk and institutional credit risk. Mortgage credit risk is the risk that a borrower will fail to make timely payments on a mortgage or security we own or guarantee. We are exposed to mortgage credit risk on our total mortgage portfolio because we either hold the mortgage assets or have guaranteed mortgages in connection with the issuance of a PC, Structured Security or other borrower performance commitment. Institutional credit risk is the risk that a counterparty that has entered into a business contract or arrangement with us will fail to meet its obligations.

Mortgage and credit market conditions deteriorated rapidly in the second half of 2007 and have continued in 2008. These conditions were brought about by several factors, which increased our exposure to both mortgage credit and institutional credit risks. Factors negatively affecting the mortgage and credit markets in recent months include:

•	significant volatility;

•	lower levels of liquidity;

•	wider credit spreads;

•	rating agency downgrades of mortgage-related securities or counterparties;

•	declines in home prices nationally;

•	higher incidence of institutional insolvencies; and

•	higher levels of foreclosures and delinquencies, particularly with respect to non-traditional and subprime mortgage loans.

Mortgage Credit Risk

Mortgage Credit Risk Management Strategies

Mortgage credit risk is primarily influenced by the credit profile of the borrower on the mortgage, the features of the mortgage itself, the type of property securing the mortgage, home price trends, apartment demand in the area, the number of competing properties in the area (including properties under construction) and the general economy. To manage our mortgage credit risk, we focus on three key areas: underwriting requirements and quality control standards; portfolio diversification; and portfolio management activities, including loss mitigation and the use of credit enhancements.

Underwriting Requirements and Quality Control Standards

All mortgages that we purchase for our retained portfolio or our credit guarantee portfolio have an inherent risk of default. We seek to manage the underlying risk by using our underwriting and quality control processes and adequately pricing for the risk.

We use a process of delegated underwriting for the single-family mortgages we purchase or securitize. In this process, we provide originators with a series of mortgage underwriting standards and the originators represent and warrant to us that the mortgages sold to us meet these requirements. We subsequently review a sample of these loans and, if we determine that any loan is not in compliance with our contractual standards, we may require the seller/servicer to repurchase that mortgage or make us whole in the event of a default. We provide originators with written standards and/or automated underwriting software tools, such as Loan Prospector.® We use other quantitative credit risk management tools that are designed to evaluate single-family mortgages and monitor the related mortgage credit risk for loans we may purchase. Loan Prospector® generates a credit risk classification by evaluating information on significant indicators of mortgage default risk, such as LTV ratios, credit scores and other mortgage and borrower characteristics. These statistically-based risk assessment tools increase our ability to distinguish among single-family loans based on their expected risk, return and importance to our mission. In many cases, underwriting standards are tailored under contracts with individual customers. We have been expanding the share of mortgages we purchase that were underwritten by our seller/servicers using alternative automated underwriting systems or agreed-upon underwriting standards that differ from our system or guidelines, which may increase our credit risk and may result in increased losses. We regularly monitor the performance of mortgages purchased using these systems and standards, and if they underperform mortgages originated using Loan Prospector®, we may seek additional management and guarantee fee compensation for future purchases of similar mortgages.

The percentage of our single-family mortgage purchase volume evaluated using Loan Prospector® prior to purchase has declined over the last three years. As part of our post-purchase quality control review process, we use Loan Prospector® to evaluate the credit quality of virtually all single-family mortgages that were not evaluated by Loan Prospector® prior to purchase. Loan Prospector® risk classifications influence both the price we charge to guarantee loans and the loans we review in quality control.

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For multifamily mortgage loans, we use an intensive pre-purchase underwriting process for the mortgages we purchase, unless the mortgage loans have significant credit enhancements. Our underwriting process includes assessments of the local market, the borrower, the property manager, the property’s historical and projected financial performance and the property’s physical condition, which may include a physical inspection of the property. In addition to our own inspections, we rely on third-party appraisals and environmental and engineering reports. We have also engaged third-party underwriters to underwrite mortgages on our behalf. During 2007, we also began a program of delegated underwriting for certain multifamily mortgages we purchase or securitize.

Credit Enhancements

Our charter requires that single-family mortgages with LTV ratios above 80% at the time of purchase must be covered by one or more of the following: (a) primary mortgage insurance on the portion above 80% guaranteed or insured by a qualified insurer as we determined; (b) a seller’s agreement to repurchase or replace any mortgage in default (for such period and under such circumstances as we may require); or (c) retention by the seller of at least a 10% participation interest in the mortgages. In addition, for some mortgage loans, we elect to share the default risk by transferring a portion of that risk to various third parties through a variety of other credit enhancements. In many cases, the lender’s or third party’s risk is limited to a specific level of losses at the time the credit enhancement becomes effective.

At December 31, 2007 and 2006, credit-enhanced single-family mortgages and mortgage-related securities represented approximately 17% and 16% of the $1,819 billion and $1,541 billion, respectively, unpaid principal balance of the total mortgage portfolio, excluding non-Freddie Mac mortgage-related securities and that portion of issued Structured Securities that is backed by Ginnie Mae Certificates. We recognized recovery proceeds of $421.3 million, $282.2 million and $292.5 million in 2007, 2006 and 2005, respectively, under our primary and pool mortgage insurance policies and other credit enhancements related to our single-family loan portfolios. We exclude from the numbers, the amounts related to the underlying mortgage loans related to Structured Transactions because the securities in these structures remain subject to previously established guarantees or credit enhancements. See “ANNUAL MD&A — CONSOLIDATED BALANCE SHEETS ANALYSIS — Table 20 — Characteristics of Mortgage Loans and Mortgage-Related Securities in our Retained Portfolio” for additional information about our non-Freddie Mac mortgage-related securities.

Our ability and desire to expand or reduce the portion of our total mortgage portfolio with credit enhancements will depend on our evaluation of the credit quality of new business purchase opportunities, the risk profile of our portfolio and the future availability of effective credit enhancements at prices that permit an attractive return. While the use of credit enhancements reduces our exposure to mortgage credit risk, it increases our exposure to institutional credit risk. As guarantor, we remain responsible for the payment of principal and interest if a mortgage insurer fails to meet its obligations to reimburse us for claims. If an entity that provides credit enhancement fails to fulfill its obligation, the result would be increased credit related costs and a possible reduction in the fair values associated with our guaranteed PCs or Structured Securities. See “RISK FACTORS — Competitive and Market Risks” for additional information regarding the effects of increased credit losses. In the event one of our mortgage insurers was to become insolvent, the insurer’s future premiums paid by the borrower would be available to partially offset costs. As of February 28, 2008, no mortgage insurer has failed to meet its obligations to us.

Primary mortgage insurance is the most prevalent type of credit enhancement protecting our total mortgage portfolio and is typically provided on a loan-level basis for certain single-family mortgages. Primary mortgage insurance transfers varying portions of the credit risk associated with a mortgage to a third-party insurer. The amount of insurance we obtain on any mortgage depends on our requirements and our assessment of risk. We may, from time to time, agree with the insurer to reduce the amount of coverage that is in excess of our charter’s minimum requirement and may also furnish certain services to the insurer in exchange for fees paid by the insurer. As is the case with credit enhancement agreements generally, these agreements often improve the overall value of purchased mortgages and thus may allow us to offer lower management and guarantee fees to sellers.

In order to file a claim under a primary mortgage insurance policy, the insured loan must be in default or the borrower’s interest in the underlying property must have been extinguished, such as through a foreclosure action. The mortgage insurer has a prescribed period of time within which to process a claim and make a determination as to its validity and amount. It typically takes two months from the time a claim is filed to receive a primary mortgage insurance payment. The timeframe has remained relatively constant over the past two years. As of December 31, 2007 and 2006, in connection with PCs and Structured Securities backed by single-family mortgage loans, excluding the loans that are underlying Structured Transactions, we had maximum coverage totaling $51.9 billion and $40.2 billion, respectively, in primary mortgage insurance.

Other prevalent types of credit enhancement that we use are lender recourse and indemnification agreements (under which we may require a lender to reimburse us for credit losses realized on mortgages), as well as pool insurance. Pool insurance provides insurance on a pool of loans up to a stated aggregate loss limit. In addition to a pool-level loss coverage

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limit, some pool insurance contracts may have limits on coverage at the loan level. For pool insurance contracts that expire before the completion of the contractual term of the mortgage loan, we seek to ensure that the contracts cover the period of time during which we believe the mortgage loans are most likely to default.

Recently the mortgage insurance industry has been subject to increased public and regulatory scrutiny. In addition, certain large insurers have been downgraded by nationally recognized rating agencies. We have institutional credit risk relating to the potential insolvency or non-performance of mortgage insurers that insure mortgages we purchase or guarantee. We manage this risk by establishing eligibility standards for mortgage insurers and by regularly monitoring our exposure to individual mortgage insurers. Our monitoring includes regularly performing analysis of the estimated financial capacity of mortgage insurers under different adverse economic conditions. We also monitor the mortgage insurers’ credit ratings, as provided by nationally recognized statistical rating organizations, and we periodically review the methods used by the nationally recognized statistical rating organizations. To the extent there are downgrades in the credit rating of a mortgage insurer, we consider whether the downgrade will have an impact on our guarantee losses. As of February 28, 2008, downgrades have had no impact on our guarantee losses.

We announced that effective June 1, 2008, our private mortgage insurer counterparties may not cede new risk if the gross risk or gross premium ceded to captive reinsurers is greater than 25%. We also announced that we are temporarily suspending certain requirements for our mortgage insurance counterparties that are downgraded below AA– or Aa3 by any one of the rating agencies, provided the mortgage insurer commits to providing a remediation plan for our approval within 90 days of the downgrade. We periodically perform on-site reviews of mortgage insurers to confirm compliance with our eligibility requirements and to evaluate their management and control practices. In addition, state insurance authorities regulate mortgage insurers. See “NOTE 17: CONCENTRATION OF CREDIT AND OTHER RISKS” to our audited consolidated financial statements for additional information.

In order to file a claim under a pool insurance policy, we generally must have finalized the primary mortgage claim, disposed of the foreclosed property, and quantified the net loss payable with respect to the insured loan to determine the amount due under the pool insurance policy so that a claim can be filed. Certain pool mortgage insurance policies have specified loss deductibles that must be met before we are entitled to recover under the policy. Pool insurance proceeds are generally received five to six months after disposition of the underlying property. At December 31, 2007 and 2006, in connection with PCs and Structured Securities backed by single-family mortgage loans, excluding the loans that are underlying Structured Transactions, we had maximum coverage totaling $12.1 billion, and $10.5 billion, respectively, in lender recourse and indemnification agreements; and $3.8 billion and $3.7 billion, respectively, in pool insurance. See “Institutional Credit Risk — Mortgage Insurers” for further discussion about our mortgage loan insurers.

Other forms of credit enhancements on single-family mortgage loans include government guarantees, collateral (including cash or high-quality marketable securities) pledged by a lender, excess interest and subordinated security structures. As of December 31, 2007 and 2006, in connection with PCs and Structured Securities backed by single-family mortgage loans, excluding the loans that are underlying Structured Transactions, we had maximum coverage totaling $0.5 billion and $0.8 billion, respectively, in other credit enhancements.

We occasionally use credit enhancements to mitigate risk on multifamily mortgages. These mortgages are in almost all cases without recourse to the borrower, absent borrower misconduct. The types of credit enhancements used for multifamily mortgage loans include recourse to the mortgage seller, third-party guarantees or letters of credit, cash escrows, subordinated participations in mortgage loans or structured pools, sharing of losses with sellers, and cross-default and cross-collateralization provisions. Cross-default and cross-collateralization provisions typically work in tandem. With a cross-default provision, if the loan on a property goes into default, we have the right to declare specified other mortgage loans of the same borrower or certain of its affiliates to be in default and to foreclose those other mortgages. In cases where the borrower agrees to cross-collateralization, we have the additional right to apply excess proceeds from the foreclosure of one mortgage to amounts owed to us by the same borrower or its specified affiliates relating to other multifamily mortgage loans we own. We also receive similar credit enhancements for multifamily PC guarantor swaps; for tax-exempt multifamily housing revenue bonds that support pass-through certificates issued by third parties for which we provide our guarantee of the payment of principal and interest; for Freddie Mac pass-through certificates that are backed by tax-exempt multifamily housing revenue bonds and related taxable bonds and/or loans; and for multifamily mortgage loans that are originated and held by state and municipal agencies to support tax-exempt multifamily housing revenue bonds for which we provide our guarantee of the payment of principal and interest. As of December 31, 2007 and 2006, in connection with PCs and Structured Securities backed by multifamily mortgage loans, excluding the loans that are underlying Structured Transactions, we had maximum coverage totaling $1.2 billion and $1.1 billion, respectively.

Other Credit Risk Management Activities

To compensate us for unusual levels of risk in some mortgage products, we may charge incremental fees above a base management and guarantee fee calculated based on credit risk factors such as the mortgage product type, loan purpose, LTV

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ratio, and other loan or borrower attributes. In addition, we occasionally use financial incentives and credit derivatives, as described below, in situations where we believe they will benefit our credit risk management strategy. These arrangements are intended to reduce our credit-related expenses, thereby improving our overall returns.

In some cases, we provide financial incentives in the form of lump sum payments to selected seller/servicers if they deliver a specified volume or percentage of mortgage loans meeting specified credit risk standards over a defined period of time. These financial incentives may also take the form of a fee payable to us by the seller if the mortgages delivered to us do not meet certain credit standards.

We have also entered into credit derivatives. All credit derivatives were classified as no hedge designation. The fair value of these credit derivatives was not material at either December 31, 2007 or 2006. See “ANNUAL MD&A — QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK — Use of Derivatives and Interest-Rate Risk Management — Credit Derivatives” for further discussion.

Although these arrangements are part of our overall credit risk management strategy, we have not treated them as credit enhancements for purposes of describing our total mortgage portfolio characteristics because the risk-sharing and credit derivative agreements may require us to make payments to the seller/servicer.

Portfolio Diversification

A key characteristic of our credit risk portfolio is diversification along a number of critical risk dimensions. We continually monitor a variety of mortgage loan characteristics such as product mix, LTV ratios and geographic concentrations, which may affect the default experience on our overall mortgage portfolio. As part of our risk management practices, we have adopted a set of limits on our purchases and holdings of certain types of non-traditional mortgage products that are deemed to have higher risks or lack sufficient historical experience to confidently forecast performance expectations over a full housing cycle. These loan products include option ARMs and loans with high LTV ratios, and mortgages originated with limited or no underwriting documentation.

Product mix affects the credit risk profile of our total mortgage portfolio. In general, 15-year amortizing fixed-rate mortgages exhibit the lowest default rate among the types of mortgage loans we securitize and purchase, due to the accelerated rate of principal amortization on these mortgages and the credit profiles of borrowers who seek and qualify for them. In a rising interest rate environment, balloon/reset mortgages and ARMs typically default at a higher rate than fixed-rate mortgages, although default rates for different types of ARMs may vary.

The primary mortgage products within our mortgage loan and guaranteed PC and Structured Securities portfolios are conventional first lien, fixed-rate mortgage loans. We have not purchased any second lien mortgage loans in 2007 or 2006. Any second lien mortgage loans that we do own constitute less than 0.1% of our guaranteed PC and Structured Securities portfolio as of December 31, 2007. However, during the past several years, there was a rapid proliferation of non-traditional mortgage product types designed to address a variety of borrower and lender needs, including issues of affordability and reduced income documentation requirements. While features of these products have been on the market for some time, their prevalence in the market and our total mortgage portfolio increased in 2007 and 2006. See “BUSINESS — Regulation and Supervision — Office of Federal Housing Enterprise Oversight — Guidance on Non-traditional Mortgage Product Risks and Subprime Lending” and “RISK FACTORS — Legal and Regulatory Risks” for more information on these products. Despite an increase in the purchase of adjustable-rate mortgages in the last few years, single-family traditional long-term fixed-rate mortgages comprised approximately 80% and 82% of our mortgage loans and loans underlying our PCs and Structured Securities at December 31, 2007 and 2006, respectively.

Adjustable-Rate, Interest-Only and Option ARM Loans

These mortgages are designed to offer borrowers greater choices in their payment terms. Interest-only mortgages allow the borrower to pay only interest for a fixed period of time before the loan begins to amortize. Option ARM loans permit a variety of repayment options, which include minimum, interest only, fully amortizing 30-year and fully amortizing 15-year payments. Minimum payment option loans allow the borrower to make monthly payments that are less than the interest accrued for the period. The unpaid interest, known as negative amortization, is added to the principal balance of the loan, which increases the outstanding loan balance. Our purchases of interest-only mortgage products increased in 2007, representing approximately 20% of our total mortgage portfolio purchases as compared to approximately 16% in 2006. Our purchase of option ARM mortgage products decreased in 2007, representing less than 1% and approximately 2% of our total mortgage portfolio purchases in 2007 and 2006, respectively. Interest-only and option ARM loans are considered non-traditional mortgage products as defined by the October 2006 Guidance on Non-traditional Mortgage Product Risks. At December 31, 2007 and 2006, interest-only and option ARM loans collectively represented approximately 10% and 6%, respectively, of the unpaid principal balance of the total mortgage portfolio. We will continue to monitor the growth of these products in our portfolio and, if appropriate, may seek credit enhancements to further manage the incremental risk.

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Table 52 presents scheduled reset information for single-family mortgage loans underlying our PCs and Structured Securities, excluding Structured Transactions, at December 31, 2007 that contain adjustable payment terms. The reported balances in the table are based on the unpaid principal balances of these loans, aggregated by adjustable-rate loan product type and categorized by year of the next scheduled contractual reset date. The timing of the actual reset dates may differ from those presented due to a number of factors, including refinancing or exercising of other provisions within the terms of the mortgage.

Table 52 — Single-Family Scheduled Adjustable-Rate Resets by Year at December 31, 2007(1)

	2008	2009	2010	2011	2012	Thereafter	Total
	(in millions)

ARMs/amortizing	$20,258	$17,945	$16,751	$12,420	$8,516	$14,437	$90,327
ARMs/interest-only	2,382	3,529	18,822	30,105	32,909	33,857	121,604
Balloon/resets	3,236	3,004	6,863	2,821	880	318	17,122

Adjustable-rate loans(2)	$25,876	$24,478	$42,436	$45,346	$42,305	$48,612	$229,053

(1)	Based on the unpaid principal balances of mortgage products that contain adjustable-rate interest provisions, excluding $1.9 billion of option ARM loans, as of December 31, 2007. These reported balances are based on the unpaid principal balance of the underlying mortgage loans and do not reflect the publicly-available security balances we use to report the composition of our PCs and Structured Securities.
(2)	Represents the portion of the unpaid principal balances that are scheduled to reset during the period specified above.

Adjustable-rate mortgages typically have initial periods during which the interest rate is fixed. After this initial period, which can typically range from two to ten years, the interest rate on the loan will then periodically reset based on a current market rate. As of December 31, 2007, approximately 22% of the adjustable-rate single-family mortgage loans within our PCs and Structured Securities are scheduled to have interest rates that reset in 2008 or 2009.

Subprime Loans

Participants in the mortgage market often characterize single-family loans based upon their overall credit quality at the time of origination, generally considering them to be prime or subprime. There is no universally accepted definition of subprime. The subprime segment of the mortgage market primarily serves borrowers with poorer credit payment histories and such loans typically have a mix of credit characteristics that indicate a higher likelihood of default and higher loss severities than prime loans. Such characteristics might include a combination of high LTV ratios, low credit scores or originations using lower underwriting standards such as limited or no documentation of a borrower’s income. The subprime market helps certain borrowers by broadening the availability of mortgage credit.

While we have not historically characterized the single-family loans underlying our PCs and Structured Securities as either prime or subprime, we do monitor the amount of loans we have guaranteed with characteristics that indicate a higher degree of credit risk. See “Mortgage Portfolio Characteristics — Higher Risk Combinations” for further information. We estimate that approximately $6 billion and $3 billion of loans underlying our Structured Transactions at December 31, 2007 and 2006, respectively, were classified as subprime mortgage loans. To support our mission, we announced in April 2007 that we will purchase up to $20 billion in fixed-rate and hybrid ARM products that will provide lenders with more choices to offer subprime borrowers. The products are intended to be consumer-friendly mortgages for borrowers that will limit payment shock by offering reduced adjustable-rate margins, longer fixed-rate terms and longer reset periods than existing similar products. Subsequent to our announcement, we have entered into purchase commitments of $207 million of mortgages on primary residence, single-family properties specifically pursuant to this commitment. We also fulfill this commitment through purchases of refinance mortgages made to credit challenged borrowers, who may have previously been served by the subprime mortgage market. As of December 31, 2007, we have purchased approximately $43 billion of conventional mortgages made to borrowers who otherwise might have been limited to subprime products, including approximately $23 billion of refinance mortgages meeting our criteria.

With respect to our retained portfolio, at December 31, 2007 and 2006, we held investments of approximately $101 billion and $122 billion, respectively, of non-agency mortgage-related securities backed by subprime loans. These securities include significant credit enhancement, particularly through subordination, and 81% of these securities were AAA-rated at February 25, 2008. During 2007, we recognized $10 million of credit losses as impairment expense on these securities related to four positions that were below AAA-rated at acquisition. The net unrealized losses, net of tax, on the remaining securities that are below AAA-rated are included in AOCI and totaled $504 million as of December 31, 2007. Between December 31, 2007 and February 25, 2008, credit ratings for mortgage-related securities backed by subprime loans with an aggregate unpaid principal balance of $16 billion were downgraded by at least one nationally recognized statistical rating organization. In addition, there were $5 billion of unrealized losses, net of tax, associated with AAA-rated, non-agency mortgage-related securities backed by subprime collateral that are principally a result of decreased liquidity in the subprime market. The extent and duration of the decline in fair value of these securities relative to our cost have met our criteria that indicate the impairment of these securities is temporary. However, if market conditions continue to deteriorate, further credit

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downgrades to our non-agency mortgage-related securities backed by subprime loans could occur and may result in additional declines in their fair value.

Alt-A Loans

Many mortgage market participants classify single-family loans with credit characteristics that range between their prime and subprime categories as Alt-A because these loans have a combination of characteristics of each category or may be underwritten with lower or alternative documentation than a full documentation mortgage loan. Although there is no universally accepted definition of Alt-A, industry participants have used this classification principally to describe loans for which the underwriting process has been streamlined in order to reduce the documentation requirements of the borrower or allow alternative documentation.

We principally acquire Alt-A mortgage loans from our traditional lenders that largely specialize in originating prime mortgage loans. These lenders typically originate Alt-A loans as a complementary product offering and generally follow an origination path similar to that used for their prime origination process. In determining our exposure to Alt-A loans in our PC and Structured Securities portfolio, we have classified mortgage loans as Alt-A if the lender that delivers them to us has classified the loans as Alt-A, or if the loans had reduced documentation requirements which indicate that the loans should be classified as Alt-A. We estimate that approximately $154 billion, or 9%, of our single-family PCs and Structured Securities at December 31, 2007 were backed by Alt-A mortgage loans. For these loans, our average credit score was 719, our estimated current average LTV ratio was 72% and our delinquency rate, excluding certain Structured Transactions, was 1.86% at December 31, 2007.

We also invest in non-agency mortgage-related securities backed by Alt-A loans in our retained portfolio. We have classified these securities as Alt-A if the securities were labeled as Alt-A when sold to us or we believe the underlying collateral includes a significant amount of Alt-A loans. We believe that $51 billion and $56 billion of our single-family non-agency mortgage-related securities that are not backed by subprime loans are generally backed by Alt-A mortgage loans at December 31, 2007 and 2006, respectively. We have focused our purchases on credit-enhanced, senior tranches of these securities and more than 99% of these securities were AAA-rated as of December 31, 2007. Between December 31, 2007 and February 25, 2008, credit ratings for mortgage-related securities backed by Alt-A loans with an aggregate unpaid principal balance of $1.1 billion were downgraded from AAA by at least one nationally recognized statistical rating organization.

Guidance on Non-traditional Mortgage Product Risks and Subprime Mortgage Lending

In October 2006, five federal financial institution regulatory agencies jointly issued Interagency Guidance that clarified how financial institutions should offer non-traditional mortgage products in a safe and sound manner and in a way that clearly discloses the risks that borrowers may assume. In June 2007, the same financial institution regulatory agencies published the final interagency Subprime Statement, which addressed risks relating to subprime short-term hybrid ARMs. The Interagency Guidance and the Subprime Statement set forth principles that regulate financial institutions originating certain non-traditional mortgages and subprime short-term hybrid ARMs with respect to their underwriting practices. These principles included providing borrowers with clear and balanced information about the relative benefits and risks of these products sufficiently early in the process to enable them to make informed decisions.

OFHEO has directed us to adopt practices consistent with the risk management, underwriting and consumer protection guidelines of the Interagency Guidance and the Subprime Statement. These principles apply to our purchase of non-traditional mortgages and subprime short-term hybrid ARMs and our related investment activities. In response, in July 2007, we informed our customers of new underwriting and disclosure requirements for non-traditional mortgages. In September 2007, we informed our customers and other counterparties of similar new requirements for subprime short-term hybrid ARMs. These new requirements are consistent with our announcement in February 2007 that we would implement stricter investment standards for certain subprime ARMs originated after September 1, 2007, and develop new mortgage products providing lenders with more choices to offer subprime borrowers. See “RISK FACTORS — Legal and Regulatory Risks” for further discussion

Mortgage Portfolio Characteristics

As previously noted, all mortgages that we purchase for our retained portfolio or that we guarantee have an inherent risk of default. We seek to manage the underlying risk by adequately pricing for the risk we assume using our underwriting and quality control processes. Our underwriting process evaluates mortgage loans using several critical risk characteristics, such as credit score, LTV ratio and occupancy type. Table 53 provides characteristics of our single-family new business purchases in 2007 and 2006, and of our single-family mortgage portfolio at December 31, 2007 and 2006.

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Table 53 — Characteristics of Single-Family Mortgage Portfolio(1)

	Purchases During
	the Year Ended			Portfolio at
	December 31,			December 31,
	2007	2006	2005	2007	2006	2005
Original LTV Ratio Range(2)

Less than 60%	18%	19%	21%	22%	24%	25%
Above 60% to 70%	14	14	16	16	16	17
Above 70% to 80%	49	54	50	47	46	44
Above 80% to 90%	8	7	7	8	7	8
Above 90% to 100%	11	6	6	7	7	6
Above 100%	—	—	—	—	—	—

Total	100%	100%	100%	100%	100%	100%

Weighted average original ratio	74%	73%	71%	71%	70%	70%

Estimated Current LTV Ratio Range(3)

Less than 60%	41%	52%	56%
Above 60% to 70%	15	18	18
Above 70% to 80%	19	20	18
Above 80% to 90%	15	8	6
Above 90% to 100%	7	2	2
Above 100%	3	—	—

Total	100%	100%	100%

Weighted average estimated current LTV ratio	63%	57%	56%

Credit Score(4)

740 and above	42%	42%	44%	45%	45%	45%
700 to 739	22	24	23	23	23	23
660 to 699	19	19	19	18	18	18
620 to 659	11	10	10	9	9	9
Less than 620	6	5	4	4	4	4
Not available	—	—	—	1	1	1

Total	100%	100%	100%	100%	100%	100%

Weighted average credit score	718	720	722	723	725	725

Loan Purpose

Purchase	47%	53%	44%	40%	37%	32%
Cash-out refinance	32	32	35	30	29	29
Other refinance	21	15	21	30	34	39

Total	100%	100%	100%	100%	100%	100%

Property Type

1 unit	97%	97%	97%	97%	97%	97%
2-4 units	3	3	3	3	3	3

Total	100%	100%	100%	100%	100%	100%

Occupancy Type

Primary residence	89%	89%	91%	91%	92%	93%
Second/vacation home	5	6	5	5	5	4
Investment	6	5	4	4	3	3

Total	100%	100%	100%	100%	100%	100%

(1)	Purchases and ending balances are based on the unpaid principal balance of the single-family mortgage portfolio. Purchases included in the data totaled $467 billion, $358 billion and $396 billion in 2007, 2006 and 2005, respectively. Ending balances included in the data totaled $1,718 billion, $1,482 billion and $1,333 billion at December 31, 2007, 2006 and 2005, respectively. Ending balances exclude $6.4 billion, $5.4 billion, and $6.7 billion for 2007, 2006, and 2005, respectively, for certain Structured Transactions backed by non-Freddie Mac securities issued for which the loan characteristics data was not available because we are not the servicer of the underlying securities or the mortgage loans underlying those securities, or where there were substantial credit enhancements that reduced the expected exposure to loss to such an extent that disclosure of the underlying loan characteristics was not considered meaningful.
(2)	Original LTV ratios are calculated as the amount of the mortgage we guarantee, including any portion covered by credit enhancement, divided by the lesser of the appraised value of the property at time of mortgage origination or the mortgage borrower’s purchase price. Second liens not owned or guaranteed by us are excluded from the LTV ratio calculation.
(3)	Current market values are estimated by adjusting the value of the property at origination based on changes in the market value of homes since origination. Estimated current LTV ratio range is not applicable to purchases made during the year and excludes any secondary financing by third parties. Including secondary financing, the total LTV ratios above 90% have risen to 14% as of December 31, 2007.
(4)	Credit score data is as of mortgage loan origination for all loans within mortgage pools underlying our issued PCs and Structured Securities, as well as mortgage loans held in our retained portfolio, and is based on the rating system scale developed by Fair, Isaac and Co., Inc., or FICO®, scores.

Loan-to-Value Ratios.  An important safeguard against credit losses for mortgage loans in our single-family non-credit-enhanced portfolio is provided by the borrowers’ equity in the underlying properties. Our charter requires that single-family mortgages with LTV ratios above 80% at the time of purchase be covered by one or more of the following: (a) mortgage insurance for mortgage amounts above the 80% threshold; (b) a seller’s agreement to repurchase or replace any mortgage upon default; or (c) retention by the seller of at least a 10% participation interest in the mortgages. In addition, we employ

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other types of credit enhancements, including pool insurance, indemnification agreements, collateral pledged by lenders and subordinated security structures.

The likelihood of single-family mortgage default depends not only on the initial credit quality of the loan, but also on events that occur after origination. Accordingly, we monitor changes in home prices across the country and the impact of these home price changes on the underlying LTV ratio of mortgages in our portfolio. While home prices rose significantly during the years prior to 2006, growth slowed significantly during 2006 and home prices generally declined in 2007 across the United States. We monitor regional geographic markets for changes in these trends, particularly with respect to new loans originated in regional markets that have had significant home price appreciation, and we may seek to reinsure a portion of our risk. Historical experience has shown that defaults are less likely to occur on mortgages with lower estimated current LTV ratios. At December 31, 2007, 2006 and 2005, single-family mortgage portfolio loans with 80% or less in estimated current LTV ratio, totaled 75%, 90% and 92%, respectively, which indicates an increase in our exposure to losses in the event of default.

Credit Score.  Credit scores are a useful measure for assessing the credit quality of a borrower. Credit scores are numbers reported by credit repositories, based on statistical models, that summarize an individual’s credit record and predict the likelihood that a borrower will repay future obligations as expected. FICO scores are the most commonly used credit scores today. FICO scores are ranked on a scale of approximately 300 to 850 points. Statistically, consumers with higher credit scores are more likely to repay their debts as expected than those with lower scores. At December 31, 2007, 2006 and 2005, the weighted average credit score for single-family mortgage portfolio (based on the credit score at origination) remained high at 723, 725 and 725, respectively, indicating borrowers with strong credit quality.

Loan Purpose.  Mortgage loan purpose indicates how the borrower intends to use the funds from a mortgage loan. The three general categories are purchase, cash-out refinance and other refinance. In a purchase transaction, funds are used to acquire a property. In a cash-out refinance transaction, in addition to paying off an existing first mortgage lien, the borrower obtains additional funds that may be used for other purposes, including paying off subordinate mortgage liens and providing unrestricted cash proceeds to the borrower. In other refinance transactions, the funds are used to pay off an existing first mortgage lien and may be used in limited amounts for certain specified purposes; such refinances are generally referred to as “no cash-out” or “rate and term” refinances. Other refinance transactions also include refinance mortgages for which the delivery data provided was not sufficient for us to determine whether the mortgage was a cash-out or a no cash-out refinance transaction. Given similar loan characteristics (e.g., LTV ratios), purchase transactions have the lowest likelihood of default followed by no cash-out refinances and then cash-out refinances. The amount of purchase mortgages in our single-family mortgage portfolio has been increasing in each of the last three years as homeownership rates in the U.S. have also increased.

Property Type.  Single-family mortgage loans are defined as mortgages secured by housing with up to four living units. Mortgages on one-unit properties tend to have lower credit risk than mortgages on multiple-unit properties.

Occupancy Type.  Borrowers may purchase a home as a primary residence, second/vacation home or investment property that is typically a rental property. Mortgage loans on properties occupied by the borrower as a primary or secondary residence tend to have a lower credit risk than mortgages on investment properties.

Geographic Concentration.  Because our business involves purchasing mortgages from every geographic region in the U.S., we maintain a geographically diverse single-family mortgage portfolio. This diversification generally mitigates credit risks arising from changing local economic conditions. Our single-family mortgage portfolio’s geographic distribution was relatively stable from 2005 to 2007, and remains broadly diversified across these regions. See “NOTE 17: CONCENTRATION OF CREDIT AND OTHER RISKS” to our audited consolidated financial statements for more information concerning the distribution of our single-family mortgage portfolio by geographic region.

Higher Risk Combinations.  Combining certain loan characteristics often can indicate a higher degree of credit risk. For example, mortgages with both high LTV ratios and borrowers who have lower credit scores typically experience higher rates of delinquency, default and credit losses. As of December 31, 2007, approximately 1% of single-family mortgage loans we have guaranteed were made to borrowers with credit scores below 620 and had original LTV ratios above 90% at the time of mortgage origination. In addition, as of December 31, 2007, 4% of Alt-A and interest-only single-family loans we have guaranteed have been made to borrowers with credit scores below 620 at mortgage origination. These combinations of loans represent categories that have inherently greater credit risk, but reflect our efforts to meet increasingly demanding affordable housing goals. For the 25% of single-family mortgage loans with greater than 80% estimated current LTV ratios, the borrowers had a weighted average credit score at origination of 708 and 705 at December 31, 2007 and 2006, respectively. Similarly, for the 14% of single-family mortgage loans where the average credit score at origination was less than 660, the average estimated current LTV ratios were 71% and 63% at December 31, 2007 and 2006, respectively. As home prices increased during 2006 and prior years, many borrowers used second liens at the time of purchase to potentially reduce their

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LTV ratio to below 80%. Including this secondary financing, we estimate that the percentage of loans we have guaranteed with total LTV ratios above 90% has risen to 14% as of December 31, 2007.

Loss Mitigation Activities

Loss mitigation activities are a key component of our strategy for managing and resolving troubled assets and lowering credit losses. Our single-family loss mitigation strategy emphasizes early intervention in delinquent mortgages and providing alternatives to foreclosure. Other single-family loss mitigation activities include providing our single-family servicers with default management tools designed to help them manage non-performing loans more effectively and support fulfillment of our mission by assisting borrowers in retaining homeownership. Foreclosure alternatives are intended to reduce the number of delinquent mortgages that proceed to foreclosure and, ultimately, mitigate our total credit losses by reducing or eliminating a portion of the costs related to foreclosed properties and avoiding the credit loss in REO.

Our foreclosure alternatives include:

•	Repayment plans are contractual plans to make up past due amounts. They mitigate our credit losses because they assist borrowers in returning to compliance with the original terms of their mortgages.

•	Loan modifications, which involve adding delinquent interest to the original unpaid principal balance of the loan or changing other terms of a mortgage as an alternative to foreclosure. We examine the borrower’s capacity to make payments under the new terms by reviewing the borrower’s qualifications, including income and other indebtedness.

•	Forbearance agreements, under which reduced payments or no payments are required during a defined period. They provide a temporary suspension of the foreclosure process to allow additional time for the borrower to return to compliance with the original terms of the borrower’s mortgage or to implement another foreclosure alternative.

•	Pre-foreclosure sales, in which the borrower, working with the servicer, sells the home and pays off all or part of the outstanding loan, accrued interest and other expenses from the sale proceeds.

Table 54 presents the number of loans with foreclosure alternatives for the years ended December 31, 2007, 2006 and 2005.

Table 54 — Single-Family Foreclosure Alternatives(1)

	December 31,
	2007	2006	2005
	(number of loans)

Repayment plans	38,809	36,996	38,740
Loan modifications	8,105	9,348	6,232
Forbearance agreements	3,108	11,152	13,403
Pre-foreclosure sales	2,009	1,575	1,672

Foreclosure alternatives	52,031	59,071	60,047

(1)	Based on the single-family mortgage portfolio, excluding non-Freddie Mac mortgage-related securities, Structured Transactions, and that portion of Structured Securities that is backed by Ginnie Mae Certificates.

The total number of loans with foreclosure alternatives decreased in 2007, as compared to 2006 and 2005, due to a significant reduction in the number of forbearance agreements that were extended to single-family borrowers affected by Hurricane Katrina in 2005 and 2006. Absent the impact of Hurricane Katrina, the number of foreclosure alternatives increased slightly due to the deterioration of the residential mortgage market during 2007.

We require multifamily seller/servicers to closely manage mortgage loans they have sold us in order to mitigate potential losses. For loans over $1 million, servicers must generally submit an annual assessment of the mortgaged property to us based on the servicer’s analysis of financial and other information about the property and, except for certain higher performing loans, an inspection of the property. We evaluate these assessments internally and may direct the servicer to take specific actions to reduce the likelihood of delinquency or default. If a loan defaults despite these actions, we may offer a foreclosure alternative to the borrower. For example, we may modify the terms of a multifamily mortgage loan, which gives the borrower an opportunity to bring the loan current and retain ownership of the property. Because the activities of multifamily seller/servicers are an important part of our loss mitigation process, we rate their performance regularly and conduct on-site reviews of their servicing operations to confirm compliance with our standards.

Performing and Non-Performing Assets

We have classified loans in our single-family mortgage portfolio that are past due for 90 days or more (seriously delinquent) or whose contractual terms have been modified due to the financial difficulties of the borrower as non-performing assets. Similarly, multifamily loans are classified as non-performing assets if they are 60 days or more past due (seriously delinquent), if collectibility of principal and interest is not reasonably assured based on an individual loan level assessment, or if their contractual terms have been modified due to financial difficulties of the borrower. Table 55 provides detail on performing and non-performing assets in our total mortgage portfolio.

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Table 55 — Performing and Non-Performing Assets(1)

	December 31, 2007
		Non-Performing Assets
		Less Than 90
	Performing	Days Past	Seriously
	Assets(2)	Due(3)	Delinquent(4)	Total
	(in millions)

Mortgage loans in retained portfolio
Multifamily	$57,295	$—	$3	$57,298
Multifamily troubled debt restructurings	—	264	7	271

Subtotal, mortgage loans in retained portfolio, multifamily	57,295	264	10	57,569

Single-family	13,591	—	698	14,289
Single-family loans purchased under financial guarantees(5)	2,399	—	4,602	7,001
Single-family troubled debt restructurings	—	2,690	609	3,299

Subtotal, mortgage loans in retained portfolio, single-family	15,990	2,690	5,909	24,589

Subtotal, mortgage loans in retained portfolio	73,285	2,954	5,919	82,158

Guaranteed PCs and Structured Securities
Multifamily	10,607	51	—	10,658
Single-family(6)	1,700,543	—	6,141	1,706,684
Structured Securities backed by non-Freddie Mac mortgage-related securities(7)	19,846	—	1,645	21,491

Subtotal, guaranteed PCs and Structured Securities	1,730,996	51	7,786	1,738,833

REO, Net	—	—	1,736	1,736

Totals	$1,804,281	$3,005	$15,441	$1,822,727

	December 31, 2006 (Adjusted)
		Non-Performing Assets
		Less Than 90
	Performing	Days Past	Seriously
	Assets(2)	Due(3)	Delinquent(4)	Total
	(in millions)

Mortgage loans in retained portfolio
Multifamily	$44,845	$—	$—	$44,845
Multifamily troubled debt restructurings	—	362	—	362

Subtotal, mortgage loans in retained portfolio, multifamily	44,845	362	—	45,207

Single-family	13,843	—	1,125	14,968
Single-family loans purchased under financial guarantees(5)	1,156	—	1,827	2,983
Single-family troubled debt restructurings	—	2,219	470	2,689

Subtotal, mortgage loans in retained portfolio, single-family	14,999	2,219	3,422	20,640

Subtotal, mortgage loans in retained portfolio	59,844	2,581	3,422	65,847

Guaranteed PCs and Structured Securities
Multifamily	8,333	52	30	8,415
Single-family(6)	1,440,585	—	1,721	1,442,306
Structured Securities backed by non-Freddie Mac mortgage-related securities(7)	25,305	—	997	26,302

Subtotal, guaranteed PCs and Structured Securities	1,474,223	52	2,748	1,477,023

REO, Net	—	—	743	743

Totals	$1,534,067	$2,633	$6,913	$1,543,613

(1)	Based on unpaid principal balance. Effective December 2007, we established securitization trusts for the underlying assets of our PCs and Structured Securities issued. As a result, we adjusted the reported balance of our mortgage portfolios to reflect the publicly-available security balances of our PCs and Structured Securities. Previously we reported these balances based on the unpaid principal balance of the underlying mortgage loans.
(2)	Consists of single-family loans that are less than 90 days past due and multifamily loans less than 60 days past due under the original terms of the mortgage as of period end and have not had loan terms modified.
(3)	Includes single-family loans that were previously reported as seriously delinquent and for which the original loan terms have been modified.
(4)	Consists of single-family loans 90 days or more delinquent or in foreclosure and multifamily loans 60 days or more delinquent at period end. Delinquency status does not apply to REO; however, REO is included in non-performing assets.
(5)	Represents those loans purchased from the mortgage pools underlying our PCs, Structured Securities or long-term standby agreements due to the borrower’s delinquency. Once we purchase a loan under our financial guarantee it is placed on non-accrual status as long as it remains greater than 90 days past due. Through November 2007, our general practice was to purchase the mortgage loans out of PCs after the loans became 120 days delinquent. Effective December 2007, our practice changed to purchase these impaired loans out of our PC pools when the loans have been modified, foreclosure sales occur, or when the loans have been delinquent for 24 months, unless we determine it is economically beneficial to do so sooner.
(6)	Excludes our Structured Securities that we classify separately as Structured Transactions.
(7)	Consists of our Structured Transactions and that portion of Structured Securities that are backed by Ginnie Mae Certificates.

The amount of non-performing assets increased 93% at December 31, 2007, to approximately $18.4 billion, from $9.5 billion at December 31, 2006, due to the continued deterioration in single-family housing market fundamentals which has resulted in higher delinquency transition rates in 2007. This rate increased in 2007, compared to 2006. The changes in these delinquency transition rates, as compared to our historical experience, have been progressively worse for loans originated in 2006 and 2007. We believe this trend is, in part, due to greater origination volume of non-traditional loans, such as interest-only mortgages, as well as an increase in total LTV ratios for mortgage loans originated in those years. In addition, the average size of the unpaid principal balance related to non-performing assets in our portfolio rose in 2007. As a

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result, the balance of our REO, net, increased 134% in 2007. Until nationwide home prices return to historical appreciation rates or selected regional economies improve, we expect to continue to experience higher delinquency transition rates than those experienced in 2006 and an increase in non-performing assets.

Delinquencies

We report single-family delinquency information based on the number of loans that are 90 days or more past due or in foreclosure. For multifamily loans, we report the delinquency when payment is 60 days or more past due. We include all the single-family loans that we own and those that are collateral for our PCs and Structured Securities, including those with significant credit enhancement, in the calculation of delinquency information; however, we exclude that portion of our Structured Securities that is backed by Ginnie Mae Certificates and our Structured Transactions. We exclude Structured Securities backed by Ginnie Mae Certificates because these securities do not expose us to meaningful amounts of credit risk due to the guarantee provided on these securities by the U.S. government. Structured Transactions represented 1%, 2% and 2% of our total mortgage portfolio at December 31, 2007, 2006 and 2005, respectively. We exclude Structured Transactions from the delinquency rates of our single-family mortgage portfolio because these are backed by non-Freddie Mac securities and consequently, we do not service the underlying loans and do not perform principal loss mitigation. Many of these securities are significantly credit enhanced through subordination and are not representative of the loans for which we have primary, or first loss exposure. Multifamily delinquencies may include mortgage loans where the borrowers are not paying as agreed, but principal and interest are being paid to us under the terms of a credit enhancement agreement. Table 56 presents delinquency information for the single-family loans underlying our total mortgage portfolio.

Table 56 — Single-Family — Delinquency Rates, Excluding Structured Transactions — by Region

	December 31, 2007		December 31, 2006		December 31, 2005
	Percent of		Percent of		Percent of
	Unpaid Principal	Delinquency	Unpaid Principal	Delinquency	Unpaid Principal	Delinquency
	Balance(2)	Rate(3)	Balance(2)	Rate(3)	Balance(2)	Rate(3)

Northeast(1)	24%	0.39%	24%	0.24%	24%	0.22%
Southeast(1)	18	0.59	18	0.30	18	0.38
North Central(1)	20	0.48	21	0.32	22	0.30
Southwest(1)	13	0.32	13	0.26	13	0.64
West(1)	25	0.42	24	0.12	23	0.11

	100%		100%		100%

Total non-credit-enhanced — all regions		0.45		0.25		0.30
Total credit-enhanced — all regions		1.62		1.30		1.61
Total single-family portfolio		0.65		0.42		0.53

(1)	Presentation of non-credit-enhanced delinquency rates with the following regional designation: West (AK, AZ, CA, GU, HI, ID, MT, NV, OR, UT, WA); Northeast (CT, DE, DC, MA, ME, MD, NH, NJ, NY, PA, RI, VT, VA, WV); North Central (IL, IN, IA, MI, MN, ND, OH, SD, WI); Southeast (AL, FL, GA, KY, MS, NC, PR, SC, TN, VI); and Southwest (AR, CO, KS, LA, MO, NE, NM, OK, TX, WY).
(2)	Percentages are based on mortgage loans in the retained portfolio and total PCs and Structured Securities issued, excluding that portion of our Structured Securities that is backed by Ginnie Mae Certificates.
(3)	Percentages are based on number of loans and excluding Structured Transactions.

During 2007 and continuing into 2008, home prices have continued to decline. In some geographical areas, particularly in the North Central region, this decline has been combined with increased rates of unemployment and weakness in home sales, which has resulted in increases in delinquency rates throughout 2007. We have also experienced increases in delinquency rates in the Northeast, Southeast and West regions in 2007.

Although Structured Transactions generally have underlying mortgage loans with a variety of risk characteristics, many of them may afford us credit protection from losses due to the underlying structure employed and additional credit enhancement features. Delinquency rates on Structured Transactions were 9.86%, 8.36% and 12.34% at December 31, 2007, 2006 and 2005, respectively. The delinquency rate of the total single-family portfolio, including Structured Transactions, was 0.76%, 0.54% and 0.71% at December 31, 2007, 2006 and 2005, respectively.

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Table 57 — Single-Family Mortgages by Year of Origination — Percentage of Mortgage Portfolio and Non-Credit-Enhanced Delinquency Rates(1)

	December 31,
	2007		2006		2005
	Percent of		Percent of		Percent of
	Single-Family	Non-Credit-	Single-Family	Non-Credit-	Single-Family	Non-Credit-
	Unpaid Principal	Enhanced	Unpaid Principal	Enhanced	Unpaid Principal	Enhanced
Year of Origination	Balance	Delinquency Rate	Balance	Delinquency Rate	Balance	Delinquency Rate

Pre-2000	3%	0.64%	4%	0.58%	6%	0.73%
2000	< 1	1.63	< 1	1.83	< 1	2.09
2001	2	0.60	3	0.60	4	0.75
2002	6	0.37	9	0.32	11	0.38
2003	20	0.20	26	0.15	34	0.17
2004	13	0.35	16	0.22	21	0.21
2005	18	0.51	23	0.19	24	0.08
2006	18	0.89	19	0.09	—	—
2007	20	0.35	—	—	—	—

Total	100%	0.45	100%	0.25	100%	0.30

(1) Excludes Structured Transactions.

Our single-family mortgage portfolio was affected by heavy refinance volumes, which have contributed to higher liquidation rates during the last five years. At December 31, 2007, approximately 56% of our single-family mortgage portfolio consisted of mortgage loans originated in 2007, 2006 or 2005. The single-family loans in our retained portfolio and underlying our PCs and Structured Securities that were originated in 2007, 2006 and 2005 have experienced higher rates of delinquency in the earlier years of their terms as compared to our historical experience for newer originations. We attribute this increase to a number of factors, including the expansion of credit terms under which loans are underwritten and an increase in our purchases of adjustable-rate and non-traditional mortgage products that have higher inherent credit risk than traditional fixed-rate mortgage products. Table 58 presents the delinquency rates of our single-family retained mortgages and those that underlie our PCs and Structured Securities categorized by product type.

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Table 58 — Single-Family — Delinquency Rates — By Product

	Non-Credit-Enhanced, December 31,
	2007		2006		2005
	Percent of		Percent of		Percent of
	Number of		Number of		Number of
	Single-Family	Delinquency	Single-Family	Delinquency	Single-Family	Delinquency
	Loans	Rate	Loans	Rate	Loans	Rate

Conventional:
30-year amortizing fixed-rate(1)	60%	0.46%	55%	0.31%	52%	0.40%
15-year amortizing fixed-rate	29	0.18	34	0.14	38	0.19
ARMs/adjustable-rate	4	0.36	6	0.26	6	0.22
Interest-only	5	1.85	3	0.30	1	0.04
Balloon/resets	1	0.33	1	0.19	2	0.19

Total mortgage loans, PCs and Structured Securities	99	0.45	99	0.25	99	0.30

Structured Transactions	1	1.88	1	0.22	1	0.10

Total mortgage portfolio	100%	0.45	100%	0.25	100%	0.30

Number of single-family loans (in millions)	10.10		9.23		8.67

	Credit-Enhanced(4), December 31,
	2007		2006		2005
	Percent of		Percent of		Percent of
	Number of		Number of		Number of
	Single-Family	Delinquency	Single-Family	Delinquency	Single-Family	Delinquency
	Loans	Rate	Loans	Rate	Loans	Rate

Conventional:
30-year amortizing fixed-rate(1)	80%	1.60%	75%	1.32%	72%	1.74%
15-year amortizing fixed-rate	5	0.63	7	0.64	9	0.81
ARMs/adjustable-rate	4	1.14	6	1.21	8	1.05
Interest-only	4	3.11	3	1.05	2	0.23
Balloon/resets	< 1	1.55	1	0.98	1	0.91
FHA/VA	2	2.96	2	2.99	2	4.03
Rural Housing Service and other federally guaranteed loans	1	2.85	1	2.65	1	3.34

Total mortgage loans, PCs and Structured Securities	96	1.62	95	1.30	95	1.61

Structured Transactions(2)	4	13.79	5	14.43	5	19.65

Total mortgage portfolio	100%	2.14	100%	1.93	100%	2.54

Number of single-family loans (in millions)	2.23		1.95		1.92

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	Total, December 31,
	2007		2006		2005
	Percent of		Percent of		Percent of
	Number of		Number of		Number of
	Single-Family	Delinquency	Single-Family	Delinquency	Single-Family	Delinquency
	Loans	Rate	Loans	Rate	Loans	Rate

Conventional:
30-year amortizing fixed-rate(1)	64%	0.72%	60%	0.54%	56%	0.72%
15-year amortizing fixed-rate	25	0.20	29	0.16	33	0.22
ARMs/adjustable-rate	4	0.50	6	0.44	7	0.39
Interest-only	5	2.03	3	0.44	1	0.10
Balloon/resets	1	0.41	1	0.25	2	0.25
FHA/VA	< 1	2.96	< 1	2.99	< 1	4.03
Rural Housing Service and other federally guaranteed loans	< 1	2.85	< 1	2.65	< 1	3.34

Total mortgage loans, PCs and Structured Securities	99	0.65	99	0.42	99	0.53

Structured Transactions(2)(3)	1	9.86	1	8.36	1	12.34

Total mortgage portfolio	100%	0.76	100%	0.54	100%	0.71

Number of single-family loans (in millions)	12.33		11.18		10.59

Net charge-offs (dollars in millions)
Mortgage loans, PCs and Structured Securities	$289		$141		$101
Structured Transactions(2)(3)(5)	1		1		—

Total mortgage portfolio	$290		$142		$101

(1)	Includes 40-year and 20-year fixed-rate mortgages.
(2)	Structured Transactions generally have underlying mortgage loans with a variety of risk characteristics. However, we purchase the more senior tranches. We do not purchase the subordinated tranches. Further, the securities have certain features designed to provide credit protection to the senior tranches, including excess interest and overcollateralization, which are retained by the seller.
(3)	Includes $13 billion, $19 billion and $18 billion of option ARM loans that are underlying our Structured Transactions as of December 31, 2007, 2006 and 2005, respectively.
(4)	Credit-enhanced loans are primarily those mortgage loans for which a third party has primary default risk. The total credit-enhanced unpaid principal balance as of December 31, 2007, 2006 and 2005 was $326 billion, $266 billion and $253 billion, respectively, for which the maximum coverage of third party primary liability was $55 billion, $58 billion and $53 billion, respectively.
(5)	Does not include credit losses related to Structured Transactions that were held in our retained portfolio.

Increases in delinquency rates occurred in all product types in 2007, but were most significant for interest-only and option ARM mortgages. Delinquency rates for interest-only and option ARM products, increased to 203 and 224 basis points, respectively, compared to 44 and 31 basis points at December 31, 2006, respectively. The delinquency rate on our total single-family portfolio, excluding that portion of Structured Securities that is backed by Ginnie Mae Certificates and Structured Transactions, was 65 basis points at December 31, 2007, as compared to 42 basis points as of December 31, 2006. Although we believe our delinquency rates have remained low relative to conforming loan delinquency rates of other industry participants, we expect our delinquency rates to continue to rise in 2008. Our multifamily delinquency rate remained very low at 0.02%, 0.06% and —% at the end of 2007, 2006 and 2005, respectively.

Table 59 presents activities related to loans acquired under financial guarantees in 2007.

Table 59 — Changes in Loans Purchased Under Financial Guarantees(1)

	2007
	Unpaid	Purchase	Loan Loss
	Principal Balance	Discount	Reserves	Net Investment
	(in millions)

Beginning balance	$2,983	$(220)	$—	$2,763
Purchases of loans	8,833	(2,364)	—	6,469
Provision for credit losses	—	—	(12)	(12)
Principal repayments	(1,486)	197	4	(1,285)
Troubled debt restructurings(2)	(694)	129	—	(565)
Foreclosures, transferred to REO	(2,635)	491	6	(2,138)

Ending balance(3)	$7,001	$(1,767)	$(2)	$5,232

(1)	Consists of seriously delinquent loans purchased at our option in performance of our financial guarantees since January 1, 2006.
(2)	Consist of loans that have transitioned into troubled debt restructurings during the stated period.
(3)	Includes loans that have subsequently returned to current status under the original loan terms at December 31, 2007.

As securities administrator, we are required to purchase a mortgage loan from a mortgage pool if a court of competent jurisdiction or a federal government agency, duly authorized to oversee or regulate our mortgage purchase business, determines that our original purchase of the mortgage from the seller was unauthorized and a cure is not practicable without unreasonable effort or expense, or if such a court or government agency requires us to repurchase the mortgage. To date, we have never been required to repurchase a mortgage loan at the direction of such a court or government agency. Additionally,

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we are required to purchase all convertible ARMs when the borrower exercises the option to convert the interest rate from an adjustable rate to a fixed rate; and in the case of balloon loans, shortly before the mortgage reaches its scheduled balloon repayment date. For 2007 and 2006, we purchased $593 million and $173 million, respectively, of such convertible ARMs and balloon loans. We have the right to purchase mortgages that back our PCs and Structured Securities from the underlying loan pools when they are significantly past due. This right to repurchase collateral is known as our repurchase option. Through November 2007, our general practice was to purchase the mortgage loans out of PCs after the loans became 120 days delinquent. Effective December 2007, our practice changed to purchase these loans out of our PCs when the loans have been modified, foreclosure sales occur, or when the loans have been delinquent for 24 months, unless we determine it is economically beneficial to do so sooner. Consequently, we purchased relatively few impaired loans under our repurchase option in December 2007. We record at fair value loans that we purchase out of our guaranteed PCs and Structured Securities in connection with our repurchase option. We record losses on loans purchased on our consolidated statements of income in order to reduce our net investment in acquired loans to their fair value.

The unpaid principal balance of non-performing loans that have been purchased under our financial guarantees and that have not been modified under troubled debt restructurings increased approximately 135% in 2007. This increase is attributable to an increase in the volume of delinquent loans in 2007 as well as an increase in the average size of the unpaid principal balance of those loans. We purchased approximately $8.8 billion in unpaid principal balances of these loans with a fair value at acquisition of $6.5 billion.

Loans acquired in 2007 added approximately $2.4 billion of purchase discount, which is comprised of $0.5 billion that was previously recorded on our consolidated balance sheets as loan loss reserve and $1.9 billion of losses on loans purchased as shown on our consolidated statements of income during 2007. We expect that we will continue to incur losses on the purchase of non-performing loans in 2008. However, the volume and severity of these losses is dependent on many factors, including the effects of our change in practice for repurchases and regional changes in home prices.

Recoveries on loans impaired upon purchase represent the recapture into income of previously recognized losses on loans purchased and provision for credit losses associated with purchases of delinquent loans from our PCs and Structured Securities in conjunction with our guarantee activities. Recoveries occur when a non-performing loan is repaid in full or when at the time of foreclosure the estimated fair value of the acquired property, less costs to sell, exceeds the carrying value of the loan. During 2007, we recognized recoveries on loans impaired upon purchase of $505 million. For impaired loans where the borrower has made required payments that return to current status, the basis adjustments are accreted into interest income over time as periodic payments are received. As of December 31, 2007, the cure rate for non-performing loans purchased out of PCs during 2007 and 2006 was approximately 34% and 56%, respectively. The cure rate is the percentage of non-performing loans purchased from PCs under our financial guarantee that have returned to current status, paid off, or have been modified, divided by the total non-performing loans purchased from PCs under our financial guarantee. A modified mortgage loan is classified as performing to the extent it is 90 days or less past due. We believe, based on our historical experience with 2006 and 2007 purchases, as well as our access to credit enhancement remedies that we will continue to recognize recoveries in future periods on loans impaired upon purchase during 2007.

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Table 60 shows the status of delinquent Single-family loans purchased under financial guarantees.

Table 60 — Status of Delinquent Single-Family Loans Purchased Under Financial Guarantees(1)

Status as of December 31, 2007

	2007
	Q4	Q3	Q2	Q1	2007(2)	2006(2)	2005(2)

Cured, with modifications(2)	3%	5%	6%	7%	5%	8%	8%
Cured, without modifications(3)							50 (6)
• Returned to less than 90 days past due	16	18	20	25	20	23	—
• Loans repaid in full or repurchased by lenders	3	8	13	17	9	24	—

Total cured	22	31	39	49	34	55	58
90 days or more delinquent	69	46	31	21	43	14	8
REO/Foreclosure Alternatives(4)	9	23	30	30	23	31	34

Total	100%	100%	100%	100%	100%	100%	100%

Status as of the End of Each Respective Period

	2007
	Q4	Q3	Q2	Q1	2007(2)	2006(2)	2005(2)

Cured, with modifications(2)	3%	2%	3%	3%	5%	6%	5%
Cured, without modifications(3)							38 (6)
• Returned to less than 90 days past due	16	15	18	22	20	25	—
• Loans repaid in full or repurchased by lenders	3	3	5	4	9	14	—

Total cured	22	20	26	29	34	45	43
90 days or more delinquent	69	73	67	65	43	38	40
REO/Foreclosure Alternatives(4)	9	7	7	6	23	17	17

Total	100%	100%	100%	100%	100%	100%	100%

Number of delinquent loans purchased(5)	15,700	16,700	12,700	13,800	58,900	42,000	42,500

(1)	Percentages are based on number of single-family delinquent loans purchased under our guarantee during each respective period.
(2)	Consists of loans that are less than 90 days past due under modified terms. Of the percentage of loans reported as cured in the table, approximately 99%, for each year presented, represent loans for which we believe we will ultimately collect the full original contractual principal and interest payments.
(3)	Consists of the following: (a) loans that have returned to less than 90 days past due; (b) loans that have been repaid in full; (c) loans that have been repurchased by lenders.
(4)	Consists of foreclosures, pre-foreclosure sales, sales of real estate owned to third parties, and deeds in lieu of foreclosure.
(5)	Represents the number of single-family delinquent loans purchased under our guarantee during each respective period, rounded to hundreds of units.
(6)	The detailed percentages for loans returned to less than 90 days past due and loans repaid in full and repurchased by lenders were not available, so only the total for both categories is presented.

We have experienced increases in the rate at which loans transition from delinquency to foreclosure and have added to our REO balances as evidenced by the increase of the REO rate of our 2007 purchases. As discussed below, we believe that our cure rate statistics have certain limitations due to both the lag effect inherent in delinquent loans as well as the poorer performance of loans that were originated during 2007. Throughout 2007 and continuing into 2008, consistent with most mortgage loan servicers, we have increasingly expanded our use of loan modifications and other foreclosure alternatives to reduce the incidents of default and foreclosure. However, due to the significant lag between the time a loan is purchased from our PCs and the conclusion of the loan resolution process, these statistics, particularly for more recent loan purchases, do not fully reflect our current modification efforts. Additionally, they are likely to change significantly and may not be indicative of the ultimate performance of these loans. We believe our recent efforts have only helped partially offset the increases in volumes of delinquent loan purchases during each successive period during 2007.

As discussed above, beginning in December 2007, we significantly decreased our purchases of delinquent loans from our PCs. Although this action decreased the number of loans we purchase it had no effect on our loss mitigation efforts nor our ultimate credit losses and cure rates. However, we believe this will have significant impacts to our cure rate statistics for the sub-population of loans purchased under financial guarantees in 2008, because loans that in prior years that would have been purchased from the pools after a serious delinquency will now generally remain in the pools until the loans have been modified. Other loans for which foreclosure sale occurs or that have been delinquent for 24 months are now purchased from the pools at dates generally later than before. Accordingly, while the number of loans we purchase will decrease in the near term, we anticipate the percentage of “Cured, with modifications” and “REO/Foreclosure Alternatives” for loans purchased under financial guarantees in 2008 will increase substantially, with a corresponding decrease in the percentage of “Cured, without modifications” and “90 days or more delinquent.”

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Credit Loss Performance

Table 61 provides detail on our credit loss performance associated with mortgage loans in our retained portfolio, including those purchased out of PCs and Structured Securities.

Table 61 — Credit Loss Performance

	December 31,
	2007	2006	2005
	(dollars in millions)

REO
REO balances:
Single-family	$1,736	$734	$611
Multifamily	—	9	18

Total	$1,736	$743	$629

REO activity (number of properties):(1)
Beginning property inventory	8,785	8,070	9,604
Properties acquired	22,840	16,387	15,861
Properties disposed	(17,231)	(15,672)	(17,395)

Ending property inventory	14,394	8,785	8,070

Average holding period (in days)(2)	167	175	186
REO operations income (expense):
Single-family	$(205)	$(61)	$(40)
Multifamily	(1)	1	—

Total	$(206)	$(60)	$(40)

CHARGE-OFFS
Single-family:
Foreclosure alternatives, gross	$(57)	$(50)	$(44)
Recoveries(3)	19	11	23

Foreclosure alternatives, net	(38)	(39)	(21)

REO acquisitions, gross	(471)	(258)	(242)
Recoveries(3)	219	155	162

REO acquisitions, net	(252)	(103)	(80)
Single-family totals:
Charge-offs, gross(4) (including $372 million, $308 million and $286 million relating to loan loss reserves, respectively)	(528)	(308)	(286)
Recoveries(3)	238	166	185

Single-family charge-offs, net	(290)	(142)	(101)

Multifamily:
Charge-offs, gross(4) (including $4 million, $5 million and $8 million relating to loan loss reserves, respectively)	(4)	(5)	(8)
Recoveries(3)	1	—	—

Multifamily charge-offs, net	(3)	(5)	(8)

Total Charge-offs:
Charge-offs, gross(4) (including $376 million, $313 million and $294 million relating to loan loss reserves, respectively)	(532)	(313)	(294)
Recoveries:
Related to primary mortgage insurance	156	112	119
Related to other credit enhancements	83	54	66

Total recoveries(3)	239	166	185

Charge-offs, net	$(293)	$(147)	$(109)

CREDIT LOSSES(5)
Single-family	$(495)	$(203)	$(141)
Multifamily	(4)	(4)	(8)

Total	$(499)	$(207)	$(149)

In basis points(6)
Single-family	(3.0)	(1.4)	(1.1)
Multifamily	—	—	—

Total	(3.0)	(1.4)	(1.1)

(1)	Includes single-family and multifamily REO properties.
(2)	Represents weighted average holding period for single-family and multifamily properties based on number of REO properties.
(3)	Includes recoveries of charge-offs primarily resulting from foreclosure alternatives and REO acquisitions on loans where a share of default risk has been assumed by mortgage insurers, servicers, or other third parties through credit enhancements.
(4)	Charge-offs represent the amount of the unpaid principal balance of a loan that has been discharged in order to remove the loan from our retained portfolio at the time of resolution, regardless of when the impact of the credit loss was recorded on our consolidated statements of income through the provision for credit losses or losses on loans purchased. The amount of charge-offs for credit loss performance is generally derived as the contractual balance of a loan at the date it is discharged less the estimated value in final disposition.
(5)	Equal to REO operations income (expense) plus charge-offs, net.
(6)	Calculated as credit losses divided by the average total mortgage portfolio, excluding non-Freddie Mac mortgage-related securities and that portion of Structured Securities that is backed by Ginnie Mae Certificates.

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Our credit loss performance is a historic metric that measures losses at the conclusion of the loan resolution process. Our credit loss performance does not include our provision for credit losses and losses on loans purchased. We expect our credit losses to continue to increase in 2008, especially if market conditions, such as home prices and the rate of home sales, continue to deteriorate.

Table 62 and Table 63 provide detail by region for two credit performance statistics, REO activity and charge-offs. Regional REO acquisition and charge-off trends generally follow a pattern that is similar to, but lags, that of regional delinquency trends.

Table 62 — REO Activity by Region(1)

	December 31,
	2007	2006	2005
	(number of properties)

REO Inventory
Beginning property inventory	8,785	8,070	9,604
Properties acquired by region:
Northeast	2,336	1,253	1,306
Southeast	4,942	3,970	4,504
North Central	9,175	7,236	5,790
Southwest	3,977	3,498	3,412
West	2,410	430	849

Total properties acquired	22,840	16,387	15,861
Properties disposed by region:
Northeast	(1,484)	(1,260)	(1,384)
Southeast	(4,009)	(4,132)	(5,221)
North Central	(7,520)	(6,294)	(5,715)
Southwest	(3,488)	(3,441)	(3,820)
West	(730)	(545)	(1,255)

Total properties disposed	(17,231)	(15,672)	(17,395)

Ending property inventory	14,394	8,785	8,070

(1)	See “Table 56 — Single-Family — Delinquency Rates, Excluding Structured Transactions — By Region” for a description of these regions.

Our REO property inventories increased 64% in 2007 reflecting the impact of the weakening housing market and tightening credit standards. In addition, the impact of a national decline in home prices and a decrease in the volume of home sales activity during 2007 lessens the alternatives to foreclosure for homeowners exposed to temporary deterioration in their financial condition. Increases in our REO inventories have been most severe in areas of the country where unemployment rates continue to be high, such as the North Central region. The East and West coastal areas of the country also experienced significant increases in REO in 2007.

Table 63 — Single-Family Charge-offs and Recoveries by Region(1)(2)

	Year Ended December 31,
	2007			2006			2005
	Charge-offs,		Charge-offs,	Charge-offs,		Charge-offs,	Charge-offs,		Charge-offs,
	gross	Recoveries	net	gross	Recoveries	net	gross	Recoveries	net
	(in millions)

Northeast	$50	$(21)	$29	$22	$(9)	$13	$21	$(10)	$11
Southeast	112	(60)	52	72	(42)	30	76	(54)	22
North Central	219	(92)	127	133	(66)	67	102	(66)	36
Southwest	90	(45)	45	73	(44)	29	68	(44)	24
West	57	(20)	37	8	(5)	3	19	(11)	8

Total	$528	$(238)	$290	$308	$(166)	$142	$286	$(185)	$101

(1)	See “Table 56 — Single-Family — Delinquency Rates, Excluding Structured Transactions — By Region” for a description of these regions.
(2)	Includes recoveries of charge-offs primarily resulting from foreclosure alternatives and REO acquisitions on loans where a share of default risk has been assumed by mortgage insurers, servicers, or other third parties through credit enhancements. Recoveries of charge-offs through credit enhancements are limited in some instances to amounts less than the full amount of the loss.

Single-family charge-offs, gross, increased 71% in 2007 compared to 2006, primarily due to a considerable increase in the volume of REO properties acquired at foreclosure. We expect that the volume of our REO properties will continue to increase if the economic condition of the residential mortgage market does not improve. Higher volumes of foreclosures and higher average loan balances resulted in higher charge-offs, on a per property basis, during 2007.

We maintain two loan loss reserves — reserve for losses on mortgage loans held-for-investment and reserve for guarantee losses on Participation Certificates — at levels we deem adequate to absorb probable incurred losses on mortgage loans held-for-investment in the retained portfolio and mortgages underlying our PCs and Structured Securities. See “ANNUAL MD&A — CRITICAL ACCOUNTING POLICIES AND ESTIMATES — Allowance for Loan Losses and Reserve for Guarantee Losses” and “NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES” and “NOTE 5:

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MORTGAGE LOANS AND LOAN LOSS RESERVES” to our audited consolidated financial statements for further information. Table 64 summarizes our loan loss reserves activity for both reserves in total.

Table 64 — Loan Loss Reserves Activity

	Year Ended December 31,
		Adjusted
	2007	2006	2005	2004	2003
	(in millions)

Total loan loss reserves:(1)
Beginning balance	$619	$548	$355	$356	$439
Provision (benefit) for credit losses	2,854	296	307	164	(35)

Charge-offs, gross(2)	(376)	(313)	(294)	(300)	(224)
Recoveries(3)	239	166	185	160	145

Charge-offs, net	(137)	(147)	(109)	(140)	(79)
Adjustment for change in accounting(4)	—	—	—	—	42
Transfers, net(5)	(514)	(78)	(5)	(25)	(11)

Ending balance	$2,822	$619	$548	$355	$356

(1)	Includes reserves for loans held for investment in the retained portfolio and reserves for guarantee losses on Participation Certificates.
(2)	Charge-offs related to retained mortgages represent the amount of the unpaid principal balance of a loan that has been discharged using the reserve balance to remove the loan from our retained portfolio at the time of resolution. Charge-offs exclude $156 million in 2007 related to reserve amounts previously transferred to reduce the carrying value of loans purchased under financial guarantees.
(3)	Includes recoveries of charge-offs primarily resulting from foreclosure alternatives and REO acquisitions on loans where a share of default risk has been assumed by mortgage insurers, servicers or third parties through credit enhancements. Recoveries of charge-offs through credit enhancements are limited in some instances to amounts less than the full amount of the loss.
(4)	On January 1, 2003, $42 million of recognized guarantee obligation attributable to estimated incurred losses on outstanding PCs or Structured Securities was reclassified to reserve for guarantee losses on Participation Certificates.
(5)	Consist of: (a) the transfer of reserves associated with non-performing loans purchased from mortgage pools underlying our PCs, Structured Securities and long-term standby agreements to establish the initial recorded investment in these loans at the date of our purchase; (b) amounts attributable to uncollectible interest on PCs and Structured Securities in our retained portfolio; and (c) other transfers, net.

Our total loan loss reserves increased in 2007 as we recorded additional reserves to reflect increased estimates of incurred losses, an observed increase in delinquency rate and increases in the expected severity of losses on a per-property basis related to our single-family portfolio. In addition, in 2006, we reversed $82 million of our provision for credit losses recorded in 2005 associated with Hurricane Katrina because the related payment and delinquency experience on affected properties was more favorable than expected. See “ANNUAL MD&A — CONSOLIDATED RESULTS OF OPERATIONS — Non-Interest Expense — Provision for Credit Losses,” for additional information.

Credit Risk Sensitivity

Our credit risk sensitivity analysis assesses the assumed increase in the present value of expected single-family mortgage portfolio credit losses over ten years as the result of an estimated immediate 5% decline in home prices nationwide, followed by a return to more normal growth in home prices based on historical experience. We use an internally developed Monte Carlo simulation-based model to generate our credit risk sensitivity analyses. The Monte Carlo model uses a simulation program to generate numerous potential interest-rate paths that, in conjunction with a prepayment model, are used to estimate mortgage cash flows along each path. In the credit risk sensitivity analysis, we adjust the home-price assumption used in the base case to estimate the level and sensitivity of potential credit costs resulting from a sudden decline in home prices. Our credit risk sensitivity results are presented in “ANNUAL MD&A — RISK MANAGEMENT AND DISCLOSURE COMMITMENTS.”

Institutional Credit Risk

Our primary institutional credit risk exposure, other than counterparty credit risk relating to derivatives, arises from agreements with:

•	mortgage insurers;

•	mortgage seller/servicers;

•	issuers, guarantors or third-party providers of credit enhancements (including bond insurers);

•	mortgage investors;

•	multifamily mortgage guarantors,

•	issuers, guarantors and insurers of investments held in both our retained portfolio and cash and investments portfolio; and

•	derivative counterparties.

A significant failure by a major entity in one of these categories to perform could have a material adverse effect on our retained portfolio, cash and investments portfolio or credit guarantee activities. The recent challenging market conditions have adversely affected, and are expected to continue to adversely affect, the liquidity and financial condition of a number of

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our counterparties. For example, some of our largest mortgage seller/servicers have experienced ratings downgrades and liquidity constraints and other of our counterparties may also experience these concerns. The weakened financial condition and liquidity position of some of our counterparties may adversely affect their ability to perform their obligations to us, or the quality of the services that they provide to us. Consolidation in the industry could further increase our exposure to individual counterparties. In addition, any efforts we take to reduce exposure to financially weakened counterparties could result in increased exposure among a smaller number of institutions. During 2007, we terminated our arrangements with certain mortgage seller/servicers due to their failure to meet our eligibility requirements and we continue to closely monitor the eligibility of mortgage seller/servicers under our standards. The failure of any of our primary counterparties to meet their obligations to us could have a material adverse effect on our results of operations and financial condition.

Investments in our retained portfolio expose us to institutional credit risk on non-Freddie Mac mortgage-related securities to the extent that servicers, issuers, guarantors, or third parties providing credit enhancements become insolvent or do not perform. Our non-Freddie Mac mortgage-related securities portfolio consists of both agency and non-agency mortgage-related securities. Agency securities present minimal institutional credit risk due to the prevailing view that these securities have a credit quality at least equivalent to non-agency securities rated AAA (based on the S&P or equivalent rating scale of other nationally recognized statistical rating organizations). We seek to manage institutional credit risk on non-Freddie Mac mortgage-related securities by only purchasing securities that meet our investment guidelines and performing ongoing analysis to evaluate the creditworthiness of the issuers and servicers of these securities and the bond insurers that guarantee them. See “ANNUAL MD&A — CONSOLIDATED BALANCE SHEETS ANALYSIS — Table 20 — Characteristics of Mortgage Loans and Mortgage-Related Securities in our Retained Portfolio” for more information regarding the non-Freddie Mac securities in our retained portfolio.

Mortgage Insurers

We have institutional credit risk relating to the potential insolvency or non-performance of mortgage insurers that insure mortgages we purchase or guarantee. We manage this risk by establishing eligibility standards for mortgage insurers and by regularly monitoring our exposure to individual mortgage insurers. Our monitoring includes regularly performing analysis of the estimated financial capacity of mortgage insurers under different adverse economic conditions. We also monitor the mortgage insurers’ credit ratings, as provided by nationally recognized statistical rating organizations, and we periodically review the methods used by the nationally recognized statistical rating organizations. Recently the mortgage insurance industry has been subject to increased public and regulatory scrutiny. In addition, certain large insurers have been downgraded by nationally recognized rating agencies.

Table 65 presents our exposure to these mortgage insurers as of December 31, 2007.

Table 65 — Mortgage Insurance by Counterparty As of December 31, 2007

			Primary	Pool
Counterparty Name	S&P Credit Rating	Credit Rating Outlook	Insurance(1)	Insurance(1)	Maximum Exposure(2)
			(in billions)

Mortgage Guaranty Insurance Corp.	AA−	Credit Watch	$51	$48	$14
Radian Guaranty Inc.	AA−	Credit Watch	35	23	10
Genworth Mortgage Insurance Corporation	AA	Neutral	31	1	8
PMI Mortgage Insurance Co.	AA	Credit Watch	28	5	7
United Guaranty Residential Insurance Co.	AA+	Stable	26	1	7
Republic Mortgage Insurance	AA	Credit Watch	22	4	6
Triad Guaranty Insurance Corp.	AA−	Credit Watch	15	6	4
CMG Mortgage Insurance Co.	AA−	Neutral	2	1	1

Total			$210	$88	$56

(1)	Represents the amount of unpaid principal balance at the end of each period for mortgages covered by the respective insurance type.
(2)	Represents the remaining contractual limit for reimbursement of losses incurred on the aggregate policies of both primary and pool insurance. These amounts are gross coverage without regard to netting of coverage that may exist on some of the related mortgages for double-coverage under both types of insurance. However, our actual exposure is likely less than maximum since the net proceeds from collateral liquidation would first be used to satisfy our obligation.

We announced that effective June 1, 2008, our private mortgage insurer counterparties may not cede new risk if the gross risk or gross premium ceded to captive reinsurers is greater than 25%. We also announced that we are temporarily suspending certain requirements for our mortgage insurance counterparties that are downgraded below AA– or Aa3 by any one of the rating agencies, provided the mortgage insurer commits to providing a remediation plan for our approval within 90 days of the downgrade. We periodically perform on-site reviews of mortgage insurers to confirm compliance with our eligibility requirements and to evaluate their management and control practices. In addition, state insurance authorities regulate mortgage insurers. In the event one of our mortgage insurers were to become insolvent, the insurer’s future premiums would be used to pay claims. See “NOTE 17: CONCENTRATION OF CREDIT AND OTHER RISKS” to our audited consolidated financial statements for additional information.

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Mortgage Seller/Servicers

We are exposed to institutional credit risk arising from the insolvency or non-performance by our mortgage seller/servicers, including non-performance of their repurchase obligations arising from the representations and warranties made to us for loans they underwrote and sold to us. Under our agreements with mortgage seller/servicers, we have the right to request that mortgage seller/servicers repurchase mortgages sold to us if those mortgages do not comply with those agreements. As a result, our mortgage seller/servicers repurchase mortgages sold to us, or indemnify us against losses on those mortgages, whether we subsequently securitized the loans or held them in our retained portfolio. During 2007 and 2006, settlements of repurchases of single-family mortgages by our mortgage seller/servicers (without regard to year of original purchase) were approximately $634 million and $377 million of unpaid principal, respectively. When a mortgage seller/servicer repurchases a mortgage that is securitized by us, our guarantee asset and obligation are extinguished similar to any other form of liquidation event for our PCs. However, when we exercise our recourse provisions due to misrepresentation by the mortgage seller/servicers for loans that have already been repurchased by us under our performance guarantee, we remove the carrying value of our related mortgage asset and recognize recoveries on loans impaired upon purchase.

The servicing fee charged by mortgage servicers varies by mortgage product. We generally require our single-family servicers to retain a minimum percentage fee for mortgages serviced on our behalf, typically 0.25% of the unpaid principal balance of the mortgage loans. However, on an exception basis, we allow a lower or no minimum servicing amount. The credit risk associated with servicing fees relates to whether we could transfer the applicable servicing rights to a successor servicer and recover amounts owed to us by the defaulting servicer in the event the defaulting servicer is unable to fulfill its responsibilities. We believe that the value of those servicing rights generally would provide us with significant protection against our exposure to a seller/servicer’s failure to perform its repurchase obligations.

In order to manage the credit risk associated with our mortgage seller/servicers, we require them to meet minimum financial capacity standards, insurance and other eligibility requirements. We institute remedial actions against seller/servicers that fail to comply with our standards. These actions may include transferring mortgage servicing to other qualified servicers or terminating our relationship with the seller/servicer. We conduct periodic operational reviews of our single-family mortgage seller/servicers to help us better understand their control environment and its impact on the quality of loans sold to us. We use this information to determine the terms of business we conduct with a particular seller/servicer. We do not believe we have any significant exposure to seller/servicers identified as primarily subprime lenders that are not currently in compliance with our financial monitoring standards.

We manage the credit risk associated with our multifamily seller/servicers by establishing eligibility requirements for participation in our multifamily programs. These seller/servicers must also meet our standards for originating and servicing multifamily loans. We conduct regular quality control reviews of our multifamily mortgage seller/servicers to determine whether they remain in compliance with our standards.

Non-Freddie Mac Mortgage-Related Securities

Investments in our retained portfolio expose us to institutional credit risk related to non-Freddie Mac mortgage-related securities to the extent that servicers, issuers, guarantors, or third parties providing credit enhancements become insolvent or do not perform. See “ANNUAL MD&A — CONSOLIDATED BALANCE SHEETS ANALYSIS — Table 20 — Characteristics of Mortgage Loans and Mortgage-Related Securities in our Retained Portfolio” for more information concerning our retained portfolio.

Our non-Freddie Mac mortgage-related securities portfolio consists of both agency and non-agency mortgage-related securities. Agency mortgage-related securities, which are securities issued or guaranteed by Fannie Mae or Ginnie Mae, present minimal institutional credit risk due to the high credit quality of Fannie Mae and Ginnie Mae. Ginnie Mae securities are backed by the full faith and credit of the U.S. Agency mortgage-related securities are generally not separately rated by nationally recognized statistical rating organizations, but are viewed as having a level of credit quality at least equivalent to non-agency mortgage-related securities rated AAA (based on the S&P rating scale or an equivalent rating from other nationally recognized statistical rating organizations). At December 31, 2007, we held approximately $48 billion of agency securities, representing approximately 2% of our total mortgage portfolio.

Non-agency mortgage-related securities expose us to institutional credit risk if the nature of the credit enhancement relies on a third party to cover potential losses. However, most of our non-agency mortgage-related securities rely primarily on subordinated tranches to provide credit loss protection and therefore expose us to limited counterparty risk. In those instances where we desire further protection, we may choose to mitigate our exposure with bond insurance or by purchasing additional subordination. Bond insurance exposes us to the risks related to the bond insurer’s ability to satisfy claims. As of December 31, 2007, we had insurance coverage, including secondary policies, on securities totaling $17.9 billion of unpaid principal balance, consisting of $16.1 billion and $1.8 billion, of coverage for bonds in our retained and investment portfolios, respectively. At December 31, 2007, all of the bond insurers providing coverage for non-agency mortgage-related securities held by us were rated AAA or equivalent by at least one nationally recognized statistical rating organization.

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However, the bond insurance industry has been adversely affected by the increased volatility in the credit and mortgage markets. Consequently, certain large insurers have been downgraded by nationally recognized statistical rating agencies.

Table 66 presents our coverage amounts of monoline bond insurance, including secondary coverage, for securities held in both our retained and investments portfolio on a combined basis. In the event a monoline bond insurer failed to perform, the coverage outstanding represents our maximum exposure to loss.

Table 66 — Monoline Bond Insurance by Counterparty

			Coverage Outstanding(2)
Counterparty Name	S&P Credit Rating(1)	S&P Credit Rating Outlook(1)	(in billions)	Percent of Total(2)

Ambac Assurance Corporation	AAA	Negative	$6.7	38%
Financial Guaranty Insurance Company	A	Credit Watch	3.8	21
MBIA Inc.	AA−	Negative	3.7	21
Financial Security Assurance Inc.	AAA	Stable	2.2	12
Others	—	—	1.5	8

Total			$17.9	100%

(1) Latest rating available as of February 25, 2008.
(2) As of December 31, 2007.

We manage institutional credit risk on non-Freddie Mac mortgage-related securities by only purchasing securities that meet our investment guidelines and performing ongoing analysis to evaluate the creditworthiness of the issuers and servicers of these securities and the bond insurers that guarantee them. To assess the creditworthiness of these entities, we may perform additional analysis, including on-site visits, verification of loan documentation, review of underwriting or servicing processes and similar due diligence measures. In addition, we regularly evaluate our investments to determine if any impairment in fair value requires an impairment loss recognition in earnings, warrants divestiture or requires a combination of both. See “RISK FACTORS — Legal and Regulatory Risks” for more information.

Mortgage Investors and Originators

We are exposed to pre-settlement risk through the purchase, sale and financing of mortgage loans and mortgage-related securities with mortgage investors and originators. The probability of such a default is generally remote over the short time horizon between the trade and settlement date. We manage this risk by evaluating the creditworthiness of our counterparties and monitoring and managing our exposures. In some instances, we may require these counterparties to post collateral.

Cash and Investments Portfolio

Institutional credit risk also arises from the potential insolvency or non-performance of issuers or guarantors of investments held in our cash and investments portfolio. Instruments in this portfolio are investment grade at the time of purchase and primarily short-term in nature, thereby substantially mitigating institutional credit risk in this portfolio. We regularly evaluate these investments to determine if any impairment in fair value requires an impairment loss recognition in earnings, warrants divestiture or requires a combination of both.

OPERATIONAL RISKS

Operational risks are inherent in all of our business activities and can become apparent in various ways, including accounting or operational errors, business interruptions, fraud, failures of the technology used to support our business activities and other operational challenges from failed or inadequate internal controls. These operational risks may expose us to financial loss, interfere with our ability to sustain timely financial reporting, or result in other adverse consequences. Governance over the management of our operational risks takes place through the enterprise risk management framework. Business areas retain primary responsibility for identifying, assessing and reporting their operational risks.

Our business processes are highly dependent on our use of technology and business and financial models. While we believe that we have remediated material weaknesses in our information technology general controls, we continue to face challenges in ensuring that the new controls will operate effectively. Although we have strengthened our model oversight and governance processes to validate model assumptions, code, theory and the system applications that utilize our models, the complexity of the models and the impact of the recent turmoil in the housing and credit markets create additional risk regarding the reliability of our models.

We continue to make significant investments to build new financial accounting systems and move to more effective and efficient business processing systems. Until those systems are fully implemented, we continue to remain more reliant on end-user computing systems than is desirable. We are also challenged to effectively and timely deliver integrated production systems. Reliance on certain of these end-user computing systems increases the risk of errors in some of our core operational processes and increases our dependency on monitoring controls. We are mitigating this risk by improving our documentation and process controls over these end-user computing systems and implementing more rigorous change management controls over certain key end-user systems using change management controls over tools which are subject to our information technology general controls.

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In recognition of the importance of the accuracy and reliability of our valuation of financial instruments, we engage in an ongoing internal review of our valuations. We perform analysis of internal valuations on a monthly basis to confirm the reasonableness of the valuations. This analysis is performed by a group that is independent of the business area responsible for valuing the positions. Our verification and validation procedures depend on the nature of the security and valuation methodology being reviewed and may include: comparisons with external pricing sources, comparisons with observed trades, independent verification of key valuation model inputs and independent security modeling. Results of the monthly verification process, as well as any changes in our valuation methodologies, are reported to a management committee that is responsible for reviewing and approving the approaches used in our valuations to ensure that they are well controlled and effective, and result in reasonable fair values.

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RISK MANAGEMENT AND DISCLOSURE COMMITMENTS

In October 2000, we announced our voluntary adoption of a series of commitments designed to enhance market discipline, liquidity and capital. In September 2005, we entered into a written agreement with OFHEO that updated these commitments and set forth a process for implementing them. The letters between the company and OFHEO dated September 1, 2005 constituting the written agreement are available on the Investor Relations page of our website at www.freddiemac.com/investors/reports.html. The status of our commitments at December 31, 2007 follows:

Description	Status

1. Periodic Issuance of Subordinated Debt:
• We will issue Freddie SUBS® securities for public secondary market trading that are rated by no fewer than two nationally recognized statistical rating organizations.
• Freddie SUBS® securities will be issued in an amount such that the sum of total capital (core capital plus general allowance for losses) and the outstanding balance of “Qualifying subordinated debt” will equal or exceed the sum of 0.45% of outstanding PCs and Structured Securities we guaranteed and 4% of total on-balance sheet assets. Qualifying subordinated debt is discounted by one-fifth each year during the instrument’s last five years before maturity; when the remaining maturity is less than one year, the instrument is entirely excluded. We will take reasonable steps to maintain outstanding subordinated debt of sufficient size to promote liquidity and reliable market quotes on market values.
• Each quarter we will submit to OFHEO calculations of the quantity of qualifying Freddie SUBS® securities and total capital as part of our quarterly capital report.
• Every six months, we will submit to OFHEO a subordinated debt management plan that includes any issuance plans for the six months following the date of the plan.

• During 2007, we did not issue any Freddie SUBS® securities; however, we called $1.9 billion of higher-cost Freddie SUBS® securities. During 2006, we issued approximately $3.3 billion of Freddie SUBS® securities, including approximately $1.5 billion issued in exchange for previously issued Freddie SUBS® securities, and called approximately $1.0 billion of Freddie SUBS® securities. We did not issue, call or repurchase any Freddie SUBS® securities during 2005.
• Based upon an amended total capital plus qualifying subordinated debt report, we will report to OFHEO that at December 31, 2007 we had $44.6 billion in total capital plus qualifying subordinated debt, resulting in a surplus of $6.6 billion. During 2007, we submitted our quarterly total capital plus qualifying subordinated debt reports to OFHEO and we will amend these quarterly reports during the first quarter of 2008 to reflect our adjusted results.
• We submitted our semi-annual subordinated debt management plans to OFHEO.

2. Liquidity Management and Contingency Planning:
• We will maintain a contingency plan providing for at least three months’ liquidity without relying upon the issuance of unsecured debt. We will also periodically test the contingency plan in consultation with OFHEO.
• We have in place a liquidity contingency plan, upon which we report to OFHEO on a weekly basis. We periodically test this plan in accordance with our agreement with OFHEO.

3. Interest-Rate Risk Disclosures:
• We will provide public disclosure of our duration gap, PMVS-L and PMVS-YC interest-rate risk sensitivity results on a monthly basis. See “ANNUAL MD&A — QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK — Interest-Rate Risk and Other Market Risks — Portfolio Market Value Sensitivity and Measurement of Interest-Rate Risk” for a description of these metrics.

• For the year ended December 31, 2007, our duration gap averaged zero months, PMVS-L averaged $261 million and PMVS-YC averaged $31 million. Our 2007 monthly average duration gap, PMVS results and related disclosures are provided in our Monthly Volume Summary which is available on our website, www.freddiemac.com/investors/volsum.

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Description	Status

4. Credit Risk Disclosures:
• We will make quarterly assessments of the impact on expected credit losses from an immediate 5% decline in single-family home prices for the entire U.S. We will disclose the impact in present value terms and measure our losses both before and after receipt of private mortgage insurance claims and other credit enhancements.
• Our quarterly credit risk sensitivity estimates are as follows:

	Before Receipt of Credit Enhancements(1)		After Receipt of Credit Enhancements(2)

	Net Present Value, or NPV(3)	NPV Ratio(4)	NPV(3)	NPV Ratio(4)
	(dollars in millions)
At:
12/31/07(5)	$4,036	23.2 bps	$3,087	17.8 bps
09/30/07	$1,959	11.7 bps	$1,415	8.4 bps
06/30/07	$1,768	11.0 bps	$1,292	8.1 bps
03/31/07	$1,327	8.6 bps	$ 929	6.0 bps
12/31/06	$1,128	7.6 bps	$ 770	5.2 bps

(1) Assumes that none of the credit enhancements currently covering our mortgage loans has any mitigating impact on our credit losses.
(2) Assumes we collect amounts due from credit enhancement providers after giving effect to certain assumptions about counterparty default rates.
(3) Based on single-family total mortgage portfolio, excluding Structured Securities backed by Ginnie Mae Certificates.
(4) Calculated as the ratio of NPV of the increase in credit losses to the single-family total mortgage portfolio, defined in footnote (3) above.

(5) The significant increase in our credit risk sensitivity estimates in Q4 2007 was primarily attributable to changes in our assumptions employed to calculate the credit risk sensitivity disclosure. Given deterioration in housing fundamentals at the end of 2007, we modified our assumptions for forecasted home prices subsequent to the immediate 5% decline.

5. Public Disclosure of Risk Rating:
• We will seek to obtain a rating, that will be continuously monitored by at least one nationally recognized statistical rating organization, assessing “risk-to-the-government” or independent financial strength.

• At February 1, 2008 and December 31, 2007, our “risk-to-the-government” rating from S&P was “AA–” with a negative outlook. An S&P rating outlook assesses the potential direction of a long-term credit rating over the intermediate term (typically six months to two years). A modifier of “negative” means that a rating may be lowered.
• At February 1, 2008 and December 31, 2007, Moody’s “Bank Financial Strength” rating for us was “A–” and “A–” with a negative outlook, respectively. A Moody’s rating outlook is an opinion of the likely direction of a rating over the medium term. On January 9, 2008 Moody’s placed our “Bank Financial Strength” rating on review for possible downgrade, which overrode the negative outlook designation.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AS OF MARCH 31, 2008 AND RESULTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2008 AND 2007 (“INTERIM MD&A”)

EXECUTIVE SUMMARY

Market Overview

Following several years of substantial growth in the residential mortgage market, driven by historically low interest rates and a strong housing market, the residential mortgage market slowed in 2007 and continues to weaken in 2008. The various factors contributing to this decline have adversely affected our financial condition and results of operations.

Home price appreciation is an important market indicator for us because it represents the general trend in value associated with the single-family mortgage loans underlying our PCs and Structured Securities. As home prices decline, the risk of borrower defaults generally increases and the severity of credit losses also increases. Home prices declined in 2007 with significant variation across regions and metropolitan areas. Forecasts of nationwide home prices indicate a continued overall decline through 2008.

Other trends in the residential mortgage market also reflect the weakening in the housing market. Since early 2006, the volume of new and existing home sales declined and increased inventories of unsold homes undermined property values. Demand for investor properties and second homes also declined dramatically. Annual total single-family conventional mortgage originations have been declining since 2005 and, based on our forecasts, are expected to continue to decline into 2009.

Credit concerns and resulting liquidity issues have also affected the financial markets. Recently, the market for non-agency mortgage-related securities has been characterized by high levels of volatility and uncertainty, reduced demand and liquidity, significantly wider credit spreads and a lack of price transparency. Non-agency mortgage-related securities, particularly those backed by non-traditional mortgage products, have been subject to various rating agency downgrades and significant price volatility in the market. The reduced liquidity in U.S. financial markets prompted the Federal Reserve to take several significant actions during the first quarter of 2008, including a series of reductions in the discount rate totaling 2.25%. In early March 2008, the Federal Reserve expanded its securities lending program to allow primary dealers to borrow U.S. Treasury securities for 28 day terms (rather than only overnight) with a pledge of other securities by the borrower, including AAA-rated, private-issuer, residential mortgage securities. Although we do not participate in the securities lending facilities of the Federal Reserve, the rate reductions impact other key market rates affecting our assets and liabilities, including generally reducing the return on our cash and investments portfolio and lowering our cost of short-term debt financing.

The credit performance of subprime and Alt-A loans, as well as other non-traditional mortgage products, deteriorated sharply during 2007 and continues to deteriorate in 2008. See “INTERIM MD&A — CREDIT RISKS — Mortgage Credit Risk” for additional information regarding our exposure to mortgage-related securities backed by subprime and Alt-A loans. Concerns about the potential for higher delinquency rates and more severe credit losses have resulted in increases in mortgage rates in the non-conforming and subprime portions of the market. Many lenders have tightened credit standards or elected to stop originating certain types of mortgages. Regional decreases in home prices have also eroded the equity of many homeowners seeking to refinance. These factors have adversely affected many borrowers seeking alternative financing to refinance out of non-traditional and adjustable-rate mortgages.

The market for multifamily mortgage debt differs from the residential single-family market in several respects. The likelihood that a multifamily borrower will make scheduled payments on its mortgage is a function of the ability of the property to generate income sufficient to make those payments, which is affected by rent levels and the percentage of available units that are occupied. Strength in the multifamily market therefore is affected by the balance between the supply of and demand for rental housing (both multifamily and single-family), which in turn is affected not only by employment growth but also by the number of new units added to the rental housing supply, rates of household formation and the relative cost of owner-occupied housing alternatives.

In order to aid the mortgage market by providing liquidity for conforming mortgages, we intend to expand our business activities during 2008. We expect growth in the unpaid principal balances of our retained portfolio, including the multifamily loan holdings, of approximately 10%, net of liquidations and sales. Similarly, we intend to increase the unpaid principal balances of our issued guaranteed securities by approximately 10% during 2008, net of liquidations. These actions will not only help to serve our mission, but will benefit our customers, the secondary mortgage market and our shareholders.

Summary of Financial Results for the First Quarter of 2008

GAAP Results

Effective January 1, 2008, we adopted SFAS No. 157, “Fair Value Measurements,” or SFAS 157, which defines fair value, establishes a framework for measuring fair value in financial statements and expands required disclosures about fair

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value measurements. Subsequent to the issuance of our 2007 Information Statement, we reevaluated the impact of SFAS 157 on our valuation method for our guarantee obligation. As a result, we changed our method for determining the fair value of our newly-issued guarantee obligations to using an amount equal to the fair value of compensation received, consisting of management and guarantee fees and other upfront compensation, in the related securitization transaction, which is a practical expedient for determining fair value. As a result, prospectively from January 1, 2008, we no longer record estimates of deferred gains or immediate, “day one” losses on most guarantees. Our adoption of SFAS 157 did not result in an immediate recognition of gain or loss, but the prospective change had a positive impact on our first quarter 2008 financial results. For the fourth quarter of 2007, our day one losses were $1.3 billion.

Also effective January 1, 2008, we adopted SFAS 159, or the fair value option, which permits companies to choose to measure certain eligible financial instruments at fair value that are not currently required to be measured at fair value in order to mitigate volatility in reported earnings caused by measuring assets and liabilities differently. We elected the fair value option for certain available-for-sale mortgage-related securities and our foreign-currency denominated debt. Upon adoption of SFAS 159, we recognized a $1.0 billion after-tax increase to our beginning retained earnings at January 1, 2008.

For the first quarter of 2008, we reported net losses of $(151) million, or $(0.66) per diluted share, compared to $(133) million, or $(0.35) per diluted share, for the first quarter of 2007. Our losses increased due to higher credit-related expenses, losses on our derivative portfolio (excluding foreign-currency derivatives) and an increase in fair value losses on our guarantee asset as compared to the first quarter of 2007. These losses were partially offset by increases in amortized income on our guarantee obligation and gains on our investment activity, principally from trading securities, during the first quarter of 2008, compared to the first quarter of 2007. Our adoption of SFAS 159 and SFAS 157 had a significant positive effect on our financial results for the first quarter of 2008.

Net interest income was $798 million for the first quarter of 2008, compared to $771 million for the first quarter of 2007. The effect on net interest income from a decrease in average balances of interest-earning assets and liabilities in the first quarter of 2008 compared to the first quarter of 2007 was more than offset by an improvement in net interest yield on these balances. The slight increase in net interest income and improvement in net interest yield for the first quarter of 2008 reflected lower short-term interest rates on borrowings in this quarter. Our total funding costs decreased due to a higher proportion of short-term debt in our funding during the first quarter of 2008 compared to the first quarter of 2007.

Non-interest income was $731 million in the first quarter of 2008, compared to non-interest income (loss) of $(77) million in the first quarter of 2007. Management and guarantee income increased to $789 million for the first quarter of 2008 from $628 million for the first quarter of 2007, as the average balance of our PCs and Structured Securities increased 16% on an annualized basis, and the total management and guarantee fee rate increased to 18.2 basis points for the first quarter of 2008 from 16.7 basis points for the first quarter of 2007.

For the first quarter of 2008, other components of non-interest income (loss) totaled $(58) million compared to $(705) million for the first quarter of 2007. We recognized higher gains on investment activities as we recognized valuation gains on trading securities recorded at fair value at our election under SFAS 159. The election of SFAS 159 for these securities provides an economic hedge against changes in fair value of our guarantee asset caused by movements in interest rates. These gains on trading securities were largely offset by fair value losses on our guarantee asset. We recognized catch-up amortization income on our guarantee obligation totaling $589 million, primarily as a result of accelerated losses on pools of mortgage loans issued during 2006 and 2007, as well as significant increases in prepayment speeds. Recoveries on loans impaired upon purchase increased to $226 million for the first quarter of 2008, compared to $35 million for the first quarter of 2007, primarily due to a higher volume of loans that were repaid or foreclosed in the first quarter of 2008. These improvements were offset by fair value losses on U.S. dollar denominated derivatives, excluding accrual of periodic settlements, of approximately $(1.3) billion for the first quarter of 2008 compared to $(0.7) billion for the first quarter of 2007, as movements in interest rates adversely affected our net pay-fixed interest-rate swap position. See “INTERIM MD&A — CONSOLIDATED RESULTS OF OPERATIONS — Non-Interest Income (Loss) — Recoveries on Loans Impaired upon Purchase,” for additional information.

Our non-interest expenses in the first quarter of 2008 and first quarter of 2007 totaled $2.1 billion and $1.2 billion, respectively. Credit-related expenses, which consist of the total of provision for credit losses and REO operations expense, were $1.4 billion in the first quarter of 2008 and $0.3 billion in the first quarter of 2007. For the first quarter of 2008, our provision for credit losses increased due to credit deterioration in our single-family credit guarantee portfolio, primarily due to 2006 and 2007 loan originations, as more loans transitioned from delinquency to foreclosure, delinquency rates increased and the estimated severity of losses on a per-property basis increased. The credit deterioration has been largely driven by a decline in home prices and other declines in regional economic conditions as well as increasing volumes of non-traditional mortgage loans and less stringent underwriting standards in the last three years.

Excluding credit-related expenses, non-interest expense for the first quarter of 2008 totaled $655 million, compared to $962 million for the first quarter of 2007. The decline in other non-interest expense was primarily due to the reduction in

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losses on certain credit guarantees and losses on loans purchased, which totaled $66 million for the first quarter of 2008, compared to $393 million for the first quarter of 2007. Losses on certain credit guarantees decreased to $15 million for the first quarter of 2008, compared to $177 million for the first quarter of 2007, due to our change in the valuation method of our newly-issued guarantee obligations upon adoption of SFAS 157. Losses on loans purchased decreased due to changes in our operational practice of purchasing delinquent loans out of PC pools. Through November 2007, our general practice was to purchase the mortgage loans out of PCs after the loans became 120 days delinquent. Effective December 2007, we no longer automatically purchase loans from PC pools once they become 120 days delinquent, but rather, we purchase loans from PCs when the loans have been 120 days delinquent and (a) are modified, (b) foreclosure sales occur, (c) when the loans have been delinquent for 24 months or (d) when the cost of guarantee payments to PC holders, including advances of interest at the PC coupon, exceeds the expected cost of holding the nonperforming mortgage in our retained portfolio. As a result, we purchased relatively few delinquent loans under our repurchase option during the first quarter of 2008. We record at fair value loans that we purchase out of our guaranteed securities in connection with our repurchase option. See “INTERIM MD&A — CONSOLIDATED RESULTS OF OPERATIONS — Non-Interest Expense — Losses on Certain Credit Guarantees” and “— Losses on Loans Purchased,” for additional information. Administrative expenses totaled $397 million for the first quarter of 2008, down slightly from $403 million for the first quarter of 2007. As a percentage of our average total mortgage portfolio, administrative expenses declined to 7.5 basis points for the first quarter of 2008, from 8.7 basis points for the first quarter of 2007.

For the first quarter of 2008 and 2007, we recognized effective tax rates of 73.7% and 74.8%, respectively. See “NOTE 12: INCOME TAXES” to our unaudited consolidated financial statements for additional information about how our effective tax rate is determined.

Segments

See “BUSINESS — Business Activities — Segments” and “ANNUAL MD&A — EXECUTIVE SUMMARY — Segment Earnings” for a discussion of how we manage our business through three reportable segments: Investments, Single-family Guarantee, and Multifamily. See “ANNUAL MD&A — EXECUTIVE SUMMARY — Segment Earnings” for a discussion of how Segment Earnings are determined and a discussion of the limitations and the objective of Segment Earnings. For a summary and description of our financial performance on a segment basis, see “INTERIM MD&A — CONSOLIDATED RESULTS OF OPERATIONS — Segment Earnings” and “NOTE 16: SEGMENT REPORTING” in the accompanying notes to our unaudited consolidated financial statements.

Table 67 presents Segment Earnings (loss) by segment and the All Other category and includes a reconciliation of Segment Earnings (loss) to net income (loss) prepared in accordance with GAAP.

Table 67 — Reconciliation of Segment Earnings (Loss) to GAAP Net Income (Loss)

	Three Months Ended
	March 31,
	2008	2007
	(in millions)

Segment Earnings (loss) after taxes:
Investments	$113	$514
Single-family Guarantee	(458)	224
Multifamily	98	125
All Other	(4)	(16)

Total Segment Earnings (loss), net of taxes	(251)	847

Reconciliation to GAAP net income (loss):
Derivative- and foreign-currency denominated debt-related adjustments	(1,194)	(1,082)
Credit guarantee-related adjustments	(174)	(502)
Investment sales, debt retirements and fair value-related adjustments	1,525	69
Fully taxable-equivalent adjustments	(110)	(93)

Total pre-tax adjustments	47	(1,608)
Tax-related adjustments	53	628

Total reconciling items, net of taxes	100	(980)

GAAP net income (loss)	$(151)	$(133)

Investments Segment

Investments segment performance highlights for the first quarter of 2008:

•	Segment Earnings decreased 78% to $113 million in the first quarter of 2008 versus $514 million in the first quarter of 2007.

•	Segment Earnings net interest yield decreased 31 basis points in the first quarter of 2008, as compared to the first quarter of 2007, due to spread compression on our floating rate assets, as our floating rate assets reset faster than our floating rate debt; increased amortization expense of losses on pay-fixed swaps terminated in 2007; and declining

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rates contributed to an increase in net interest expense on our pay-fixed swaps that was only partially offset by floating rate debt.

•	Capital constraints and OAS levels that were not compelling early in the first quarter of 2008 limited our ability to increase our mortgage-related investment portfolio. The unpaid principal balance of our mortgage-related investment portfolio decreased 1.7% to $652 billion at March 31, 2008 compared to $663 billion at December 31, 2007. However, during March 2008, we increased our net mortgage purchase commitments for the mortgage-related investment portfolio in response to substantially wider OAS.

•	During March 2008, OFHEO reduced our mandatory target capital surplus to 20%.

•	During a turbulent first quarter of 2008, demand for our debt securities remained strong as demonstrated by our uninterrupted debt funding, allowing us to issue our debt securities at rates below those of comparable maturities on the LIBOR yield curve.

Single-family Guarantee Segment

Single-family Guarantee segment performance highlights for the first quarter of 2008:

•	Segment Earnings (loss) decreased $682 million to a loss of $(458) million in the first quarter of 2008 versus earnings of $224 million in the first quarter of 2007.

•	Segment Earnings provision for credit losses for the Single-family Guarantee segment increased to $1.3 billion for the first quarter of 2008 from $0.3 billion for the first quarter of 2007.

•	Realized single-family credit losses in the first quarter of 2008 were 11.6 basis points of the average total mortgage portfolio, excluding non-Freddie Mac securities, compared to 1.5 basis points in the first quarter of 2007.

•	The single-family credit guarantee portfolio increased by 9.9% on an annualized basis for the first quarter of 2008.

•	Average rates of Segment Earnings management and guarantee fee income for the Single-family Guarantee segment increased to 20.4 basis points for the first quarter of 2008, compared to 17.9 basis points for the first quarter of 2007.

•	In November and December 2007, we announced delivery fee increases effective beginning March 2008 or as the customer’s contract permits. Also, in February and March 2008, we announced additional increases in delivery fees, effective beginning June 2008 or as the customer’s contract permits, for certain flow transactions.

•	We implemented several changes in our underwriting and eligibility criteria during the first quarter of 2008 to reduce our credit risk, including requiring larger down payments and higher credit scores, and limiting or eliminating our acquisition of certain higher risk loan products.

Multifamily Segment

Multifamily segment performance highlights for first quarter of 2008:

•	Segment Earnings decreased 22% to $98 million in the first quarter of 2008 versus $125 million in the first quarter of 2007.

•	Segment Earnings net interest income was $75 million for the first quarter of 2008, a decline of $48 million versus the first quarter of 2007 due to lower prepayment, or yield maintenance, fees of $15 million compared to $60 million for the first quarter of 2007.

•	Mortgage purchases into our multifamily loan portfolio increased approximately 30% in the first quarter of 2008, to $4.1 billion, from $3.1 billion in the first quarter of 2007.

•	Unpaid principal balance of our mortgage loan portfolio increased to $60.8 billion at March 31, 2008 from $57.6 billion at December 31, 2007 as we provided a ready source of capital by purchasing loans to be held in our portfolio.

•	Segment Earnings provision for credit losses for the Multifamily segment totaled $9 million for the first quarter of 2008.

Capital Management

Our primary objective in managing capital is preserving our safety and soundness. We also seek to have sufficient capital to support our business and mission. We make investment decisions while considering our capital levels. OFHEO monitors our capital adequacy using several capital standards. Beginning in January 2004, OFHEO directed us to maintain a 30% mandatory target capital surplus above our statutory minimum capital requirement. On March 19, 2008, OFHEO reduced our mandatory target capital surplus to 20% above our statutory minimum capital requirement, and we announced that we will begin the process to raise capital and maintain overall capital levels well in excess of requirements while the mortgage markets recover. At March 31, 2008, our estimated regulatory core capital was $38.3 billion, which is an estimated $11.4 billion in excess of our statutory minimum capital requirement and $6.0 billion in excess of the 20% mandatory target capital surplus.

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We have committed to OFHEO to raise $5.5 billion of new core capital through one or more offerings, which will include both common and preferred securities. The timing, amount and mix of securities to be offered will depend on a variety of factors, including prevailing market conditions and our SEC registration process, and is subject to approval by our board of directors. OFHEO has informed us that, upon completion of these offerings, our mandatory target capital surplus will be reduced from 20% to 15%. OFHEO has also informed us that it intends a further reduction of our mandatory target capital surplus from 15% to 10% upon completion of our SEC registration process, our completion of the remaining Consent Order requirement (i.e., the separation of the positions of Chairman and Chief Executive Officer), our continued commitment to maintain capital well above OFHEO’s regulatory requirement and no material adverse changes to ongoing regulatory compliance. We reduced the dividend on our common stock in December 2007.

The sharp decline in the housing market and volatility in financial markets continue to adversely affect our capital, including our ability to manage to our regulatory capital requirements and the 20% mandatory target capital surplus. Factors that could adversely affect the adequacy of our capital in future periods include our ability to execute our planned capital raising transaction; GAAP net losses; continued declines in home prices; increases in our credit and interest-rate risk profiles; adverse changes in interest-rate or implied volatility; adverse OAS changes; impairments on non-agency mortgage-related securities; counterparty downgrades; downgrades of non-agency mortgage-related securities (with respect to regulatory risk-based capital); legislative or regulatory actions that increase capital requirements; or changes in accounting practices or standards.

Also affecting our capital position was our adoption of SFAS 159 on January 1, 2008. Our election of the fair value option was made in an effort to better reflect, in the financial statements, the economic offsets that exist related to items that were not previously recognized as changes in fair value through our consolidated statements of income. We expect our adoption of the fair value option will reduce the effect of interest-rate changes on our net income (loss) and capital. This change will also increase the impact of spread changes on capital. For a further discussion of our adoption of SFAS 159 see “NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — Change in Accounting Principles” to our unaudited consolidated financial statements. Beginning in the first quarter of 2008, we commenced our use of cash flow hedge accounting relationships to include hedging the changes in cash flows associated with our forecasted issuances of debt. We believe this expanded accounting strategy will reduce the effect of interest-rate changes on our capital. This accounting strategy had a positive impact on our financial results for the first quarter of 2008, and we expect our continued implementation of hedge accounting will have a greater positive effect on our interest rate sensitivity going forward. We also employed this accounting strategy while maintaining our disciplined approach to interest-rate management. See “NOTE 10: DERIVATIVES” to our unaudited consolidated financial statements for additional information about our derivatives designated as cash flow hedges.

To help manage to our regulatory capital requirements and the 20% mandatory target capital surplus, we may consider measures in the future such as reducing or rebalancing risk, limiting growth or reducing the size of our retained portfolio, slowing purchases into our credit guarantee portfolio, issuing additional preferred or convertible preferred stock and issuing common stock.

Our ability to execute any of these actions or their effectiveness may be limited and we might not be able to manage to our regulatory capital requirements and the 20% mandatory target capital surplus. For example, if we are not able to manage to the 20% mandatory target capital surplus, OFHEO may, among other things, seek to require us to (a) submit a plan for remediation or (b) take other remedial steps. In addition, OFHEO has discretion to reduce our capital classification by one level if OFHEO determines that we are engaging in conduct OFHEO did not approve that could result in a rapid depletion of core capital or determines that the value of property subject to mortgage loans we hold or guarantee has decreased significantly. See “RISK FACTORS”, “BUSINESS — Regulation and Supervision — Office of Federal Housing Enterprise Oversight — Capital Standards and Dividend Restrictions” and “NOTE 9: REGULATORY CAPITAL — Classification” to our audited consolidated financial statements for information regarding additional potential actions OFHEO may seek to take against us.

Fair Value Results

Our consolidated fair value measurements are a component of our risk management processes, as we use daily estimates of the changes in fair value to calculate our PMVS and duration gap measures.

During the first quarter of 2008, the fair value of net assets, before capital transactions, decreased by $17.4 billion, while it remained unchanged during the first quarter of 2007. The decline in the fair value of our net assets during the first quarter of 2008 principally related to declines in the fair value of our non-agency single-family mortgage-related securities driven by OAS widening. See “INTERIM MD&A — CONSOLIDATED FAIR VALUE BALANCE SHEETS ANALYSIS” for additional information regarding attribution of changes in the fair value of net assets for the first quarter of 2008. See

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“NOTE 14: FAIR VALUE DISCLOSURES” to our unaudited consolidated financial statements for more information on fair values.

Legislative and Regulatory Matters

GSE Oversight Legislation

We face a highly uncertain regulatory environment in light of GSE regulatory oversight legislation currently under consideration in Congress. On July 11, 2008, the Senate passed comprehensive housing legislation that includes GSE oversight provisions. This legislation would give our regulator substantial authority to assess our safety and soundness and to regulate our portfolio investments, including requiring reductions in those investments, consistent with our mission and safe and sound operations. This legislation includes provisions that would enhance the regulator’s authority to require us to maintain higher minimum and risk-based capital levels and to regulate our business activities, which could constrain our ability to respond quickly to a changing marketplace. This legislation would require us to set aside an amount equal to 4.2 basis points for each dollar of unpaid principal balance of total new business purchases and allocate or transfer such amounts to new affordable housing programs established in HUD and Treasury. In addition, the legislation would increase the conventional conforming loan limits in high-cost areas to the lesser of 150 percent of the conventional conforming loan limits or the median area home price.

On May 8, 2008, the House of Representatives passed similar comprehensive housing legislation that would give our regulator authority to assess our safety and soundness and to regulate our portfolio investments. This legislation would also enhance our regulator’s authority to require us to maintain higher minimum and risk-based capital levels and to regulate our new business activities. There are several differences between the legislation under consideration in the Senate and House. For example, the House bill would for 2008 through 2012 require Freddie Mac to make annual contributions to an affordable housing fund equal to 1.2 basis points of the average aggregate unpaid principal balance of our total mortgage portfolio. In addition, the House bill would increase the conventional conforming loan limits in high-cost areas to the greater of the conventional conforming loan limit or 125 percent of the area median home price, up to a maximum of 175 percent of the conventional conforming loan limit.

We cannot predict the prospects for the enactment, timing or content of any final legislation. The provisions of this legislation could have a material adverse effect on our ability to fulfill our mission, future earnings, stock price and stockholder returns, ability to meet regulatory capital requirements, rate of growth of fair value of net assets attributable to common stockholders and our ability to recruit and retain qualified officers and directors.

Temporary Increase in Conforming Loan Limits

On February 13, 2008, the President signed into law the Economic Stimulus Act of 2008 that includes a temporary increase in conventional conforming loan limits. The law raises the conforming loan limits for mortgages originated in certain high-cost areas from July 1, 2007 through December 31, 2008 to the higher of the applicable 2008 conforming loan limits, set at $417,000 for a mortgage secured by a one-unit single-family residence, or 125% of the median house price for a geographic area, not to exceed $729,750 for a one-unit, single-family residence. We began accepting these “conforming jumbo” mortgages for securitization as PCs and purchase into our retained portfolio in April 2008.

Voluntary, Temporary Growth Limit

In response to a request by OFHEO, on August 1, 2006, we announced that we would voluntarily and temporarily limit the growth of our retained portfolio to 2.0% annually. Consistent with OFHEO’s February 27, 2008 announcement of the removal of the growth limit on March 1, 2008, the growth limit has expired.

Mission and Affordable Housing Goals

In March 2008, we reported to HUD that we did not achieve two home purchase subgoals (the low- and moderate-income subgoal and the special affordable housing subgoal) for 2007. We believe that achievement of these two home purchase subgoals was infeasible in 2007 under the terms of the GSE Act, and accordingly submitted an infeasibility analysis to HUD. In April 2008, HUD notified us that it had determined that, given the declining affordability of the primary market since 2005, the scope of market turmoil in 2007, and the collapse of the non-agency, or private label, secondary mortgage market, the availability of subgoal-qualifying home purchase loans was reduced significantly and therefore achievement of these subgoals was infeasible. Consequently, we will not submit a housing plan to HUD.

In 2008, we expect that the market conditions discussed above and the tightened credit and underwriting environment will continue to make achieving our affordable housing goals and subgoals challenging.

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CONSOLIDATED RESULTS OF OPERATIONS

The following discussion of our consolidated results of operations should be read in conjunction with our unaudited consolidated financial statements including the accompanying notes. Also see “INTERIM MD&A — CRITICAL ACCOUNTING POLICIES AND ESTIMATES” for more information concerning our more significant accounting policies and estimates applied in determining our reported financial position and results of operations.

Table 68 — Summary Consolidated Statements of Income — GAAP Results

	Three Months Ended
	March 31,
	2008	2007
	(in millions)

Net interest income	$798	$771
Non-interest income (loss):
Management and guarantee income	789	628
Gains (losses) on guarantee asset	(1,394)	(523)
Income on guarantee obligation	1,169	430
Derivative gains (losses)(1)	(245)	(524)
Gains (losses) on investment activity	1,219	18
Unrealized gains (losses) on foreign-currency denominated debt recorded at fair value	(1,385)	—
Gains on debt retirement	305	7
Recoveries on loans impaired upon purchase	226	35
Foreign-currency gains (losses), net	—	(197)
Other	47	49

Non-interest income (loss)	731	(77)

Non-interest expense	(2,103)	(1,224)

Loss before income tax benefit	(574)	(530)
Income tax benefit	423	397

Net loss	$(151)	$(133)

(1)	Include derivative gains on foreign-currency swaps of $1.2 billion and $0.2 billion for the first quarter of 2008 and 2007, respectively. Also include derivative gains of $0.2 billion on foreign-currency denominated receive-fixed swaps to offset market value adjustments of $(0.2) billion included in unrealized gains (losses) on foreign-currency denominated debt recorded at fair value for the first quarter of 2008.

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Net Interest Income

Table 69 presents an analysis of net interest income, including average balances and related yields earned on assets and incurred on liabilities.

Table 69 — Net Interest Income/Yield and Average Balance Analysis

	Three Months Ended March 31,
	2008			2007
		Interest			Interest
	Average	Income	Average	Average	Income	Average
	Balance(1)(2)	(Expense)(1)	Rate	Balance(1)(2)	(Expense)(1)	Rate
	(dollars in millions)

Interest-earning assets:
Mortgage loans(3)	$84,291	$1,243	5.90%	$66,583	$1,066	6.40%
Mortgage-related securities	628,721	8,133	5.17	643,853	8,551	5.31

Total retained portfolio	713,012	9,376	5.26	710,436	9,617	5.41
Investments(4)	39,456	399	4.01	48,741	623	5.11
Securities purchased under agreements to resell and federal funds sold	14,435	121	3.34	26,482	349	5.28

Total interest-earning assets	766,903	9,896	5.16	785,659	10,589	5.39

Interest-bearing liabilities:
Short-term debt	204,650	(2,044)	(3.95)	171,249	(2,208)	(5.16)
Long-term debt(5)	538,295	(6,725)	(4.99)	580,146	(7,176)	(4.95)

Total debt securities	742,945	(8,769)	(4.70)	751,395	(9,384)	(5.00)
Due to PC investors	—	—	—	7,667	(103)	(5.37)

Total interest-bearing liabilities	742,945	(8,769)	(4.70)	759,062	(9,487)	(5.00)
Expense related to derivatives	—	(329)	(0.18)	—	(331)	(0.17)
Impact of net non-interest-bearing funding	23,958	—	0.15	26,597	—	0.17

Total funding of interest-earning assets	$766,903	(9,098)	(4.73)	$785,659	(9,818)	(5.00)

Net interest income/yield		798	0.43		771	0.39
Fully taxable-equivalent adjustments(6)		107	0.05		95	0.05

Net interest income/yield (fully taxable-equivalent basis)		$905	0.48		$866	0.44

(1)	Excludes mortgage loans and mortgage-related securities traded, but not yet settled.
(2)	For securities in our retained and cash and investment portfolios, we calculated average balances based on their unpaid principal balance plus their associated deferred fees and costs (e.g., premiums and discounts), but excluded the effect of mark-to-fair-value changes.
(3)	Non-performing loans, where interest income is recognized when collected, are included in average balances.
(4)	Consist of cash and cash equivalents and non-mortgage-related securities.
(5)	Includes current portion of long-term debt.
(6)	The determination of net interest income/yield (fully taxable-equivalent basis), which reflects fully taxable-equivalent adjustments to interest income, involves the conversion of tax-exempt sources of interest income to the equivalent amounts of interest income that would be necessary to derive the same net return if the investments had been subject to income taxes using our federal statutory tax rate of 35%.

Net interest income and net interest yield on a fully taxable-equivalent basis increased during the first quarter of 2008 compared to the first quarter of 2007. The increases are primarily attributable to purchases of fixed-rate assets at wider spreads and the benefit of funding fixed-rate assets with short-term debt in a declining rate environment. Altering the mix of our debt funding between longer- and shorter-term debt is an integral part of our overall investment management framework. As market conditions change, we may change the mix of debt we use to fund our retained portfolio, both floating- and fixed-rate assets. During the first quarter of 2008, our short-term funding levels improved significantly, particularly relative to long-term funding levels. In response to these market conditions we increased the amount of shorter-term debt in our overall funding mix. We continue to employ an interest rate risk strategy that seeks to substantially match the duration characteristics of our assets and liabilities. To accomplish this, we use an integrated strategy that involves asset selection, asset structuring and asset and liability portfolio management that includes the use of derivatives for purposes of rebalancing the portfolio and maintaining low PMVS and duration gap. Also contributing to the increases in net interest income and net interest yield was decreased mortgage-related securities premium amortization expense, as purchases into our retained portfolio in 2007 largely consisted of securities purchased at a discount. The increases in net interest income and net interest yield on a fully tax-equivalent basis were partially offset by the impact of declining interest rates because our floating rate assets reset faster than our short-term debt during the first quarter of 2008. The average balance of interest-earning assets declined as we continued to manage to our mandatory target capital surplus. However, on March 19, 2008 OFHEO reduced our mandatory target capital surplus to 20% from 30% above our statutory minimum capital requirement and we entered into net mortgage purchase commitments of $43 billion during March, the vast majority of which settled in April. Over the long term, we expect these activities will result in higher economic returns and ultimately improve net interest income. Due to the creation of the securitization trusts in December of 2007, due to PC investors interest expense is now recorded in trust management fees within other income on our consolidated statements of income.

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Non-Interest Income (Loss)

Management and Guarantee Income

Table 70 provides summary information about management and guarantee income. Management and guarantee income consists of contractual amounts due to us (reflecting buy-ups and buy-downs to base management and guarantee fees) as well as amortization of certain pre-2003 deferred credit and buy-down fees received by us that were recorded as deferred income as a component of other liabilities. Post-2002 credit and buy-down fees are reflected as increased income on guarantee obligation as the guarantee obligation is amortized.

Table 70 — Management and Guarantee Income(1)

	Three Months Ended March 31,
	2008		2007
	Amount	Rate	Amount	Rate
	(dollars in millions,
	rates in basis points)

Contractual management and guarantee fees	$757	17.4	$598	15.9
Amortization of credit and buy-down fees included in other liabilities	32	0.8	30	0.8

Total management and guarantee income	$789	18.2	$628	16.7

Unamortized balance of credit and buy-down fees included in other liabilities, at period end	$379		$412

(1)	Consists of management and guarantee fees related to all issued and outstanding guarantees, including those issued prior to adoption of FIN 45 in January 2003, which did not require the establishment of a guarantee asset.

The primary drivers affecting management and guarantee income are the average balance of our PCs and Structured Securities and changes in management and guarantee fee rates. Contractual management and guarantee fees include adjustments to the contractual rates for buy-ups and buy-downs, whereby the contractual management and guarantee fee rate is adjusted for up-front cash payments we make (buy-up) or receive (buy-down) at guarantee issuance. Our average rates of management and guarantee income are also affected by the mix of products we issue, competition in market pricing and customer preference for buy-up and buy-down fees. The majority of our guarantees are issued under customer “flow” channel contracts, which have fixed pricing schedules for our management and guarantee fees for periods of up to one year. The remainder of our purchase and guarantee securitization of mortgage loans occurs through “bulk” purchasing with management and guarantee fees negotiated on an individual transaction basis.

For securitization issuances through bulk purchase channels, we negotiated higher contractual fee rates during the first quarter of 2008 compared to the first quarter of 2007 in response to increases in market pricing of mortgage credit risk. Given the volatility in the credit market during the first quarter of 2008, we will continue to closely monitor the pricing of our management and guarantee fees as well as our delivery fee rates and make adjustments when appropriate.

Management and guarantee income increased for the first quarter of 2008 compared to the first quarter of 2007, primarily reflecting an increase in the average PCs and Structured Securities balances of 16%, on an annualized basis. The average contractual management and guarantee fee rate increased for the first quarter of 2008 compared to the first quarter of 2007, primarily due to an increase in buy-up activity and the impact of higher average fees associated with guarantees issued during 2007, which had a higher composition of non-traditional products carrying higher contractual rates.

Gains (Losses) on Guarantee Asset

Gains (losses) on guarantee asset represents changes in the fair value of the future cash flows of our guarantee asset after the guarantee asset was initially recognized. See “ANNUAL MD&A — CONSOLIDATED RESULTS OF OPERATIONS — Non-Interest Income (Loss) — Gains (Losses) on Guarantee Asset” for more information.

Table 71 — Attribution of Change — Gains (Losses) on Guarantee Asset

	Three Months Ended
	March 31,
	2008	2007
	(in millions)

Contractual management and guarantee fees	$(689)	$(523)
Portion related to imputed interest income	215	127

Return of investment on guarantee asset	(474)	(396)
Change in fair value of management and guarantee fees	(920)	(127)

Gains (losses) on guarantee asset	$(1,394)	$(523)

Management and guarantee fees represent cash received in the current period related to PCs and Structured Securities with an established guarantee asset. A portion of our return of investment on the guarantee asset is attributed to imputed interest income on our guarantee asset. Management and guarantee fees increased for the first quarter of 2008 compared to the first quarter of 2007 primarily due to increases in the average balance of our PCs and Structured Securities issued.

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The increase in fair value losses on our guarantee asset for the first quarter of 2008, compared to the first quarter of 2007, was due to a decrease in interest rates and a decline in the market valuations of excess servicing, interest-only securities during the first quarter of 2008. Fair values for excess-servicing, interest-only securities are a significant input in determining the fair value of our guarantee asset.

Income on Guarantee Obligation

Income on guarantee obligation represents amortization of our guarantee obligation. See “ANNUAL MD&A — CONSOLIDATED RESULTS OF OPERATIONS — Non-Interest Income (Loss) — Income on Guarantee Obligation” for more information.

Effective January 1, 2008, we began estimating the fair value of our newly-issued guarantee obligations at their inception using the practical expedient provided by FIN 45, as amended by SFAS 157. Using this approach, the initial guarantee obligation is recorded at an amount equal to the fair value of the compensation received in the related securitization transactions. As a result, we no longer record estimates of deferred gains or immediate “day one” losses on most guarantees. All unamortized amounts recorded prior to January 1, 2008 will continue to be deferred and amortized using existing amortization methods. This change had a significant positive impact on our financial results for the first quarter of 2008.

Table 72 provides information about the components of income on guarantee obligation.

Table 72 — Income on Guarantee Obligation

	Three Months Ended
	March 31,
	2008	2007
	(in millions)

Amortization income related to:
Static effective yield	$580	$377
Cumulative catch-up	589	53

Total income on guarantee obligation	$1,169	$430

Amortization income increased for the first quarter of 2008, compared to the first quarter of 2007. This increase is due to (1) new issuances of guarantees, (2) higher average balances of our PCs and Structured Securities, (3) higher guarantee obligation balances recognized in 2007 as a result of significant market risk premiums, including those that resulted in significant day one losses (i.e., where the fair value of the guarantee obligation exceeded the fair value of the guarantee and credit enhancement-related assets) and (4) cumulative catch-up adjustments totaling $589 million made to the amortization of the guarantee obligation due to significant shifts in the loss curve. The cumulative catch-up adjustments recognized during the first quarter of 2008 were the result of accelerated losses on individual pools of mortgage loans issued during 2006 and 2007, as well as significant increases in prepayment speeds. These cumulative catch-up adjustments result in a pattern of revenue recognition that is consistent with our economic release from risk and the timing of the recognition of losses on pools of mortgage loans we guarantee.

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Derivative Overview

Table 73 presents the effect of derivatives on our unaudited consolidated financial statements, including notional or contractual amounts of our derivatives and our hedge accounting classifications.

Table 73 — Summary of the Effect of Derivatives on Selected Consolidated Financial Statement Captions

	Consolidated Balance Sheets
	March 31, 2008			December 31, 2007
	Notional	Fair Value	AOCI	Notional	Fair Value	AOCI
Description	Amount(1)	(Pre-Tax)(2)	(Net of Taxes)(3)	Amount(1)	(Pre-Tax)(2)	(Net of Taxes)(3)
	(in millions)

Cash flow hedges — open	$3,800	$(61)	$(38)	$—	$—	$—
No hedge designation	1,342,505	3,416	—	1,322,881	4,790	—

Subtotal	1,346,305	3,355	(38)	1,322,881	4,790	—
Balance related to closed cash flow hedges	—	—	(3,854)	—	—	(4,059)

Total	$1,346,305	$3,355	$(3,892)	$1,322,881	$4,790	$(4,059)

	Consolidated Statements of Income
	Three Months Ended March 31,
	2008		2007
	Derivative	Hedge	Derivative	Hedge
	Gains	Accounting	Gains	Accounting
Description	(Losses)	Gains (Losses)(4)	(Losses)	Gains (Losses)(4)
	(in millions)

Cash flow hedges — open(5)	$—	$(3)	$—	$—
No hedge designation	(245)	—	(524)	—

Total	$(245)	$(3)	$(524)	$—

(1)	Notional or contractual amounts are used to calculate the periodic settlement amounts to be received or paid and generally do not represent actual amounts to be exchanged. Notional or contractual amounts are not recorded as assets or liabilities on our consolidated balance sheets.
(2)	The value of derivatives on our consolidated balance sheets is reported as derivative assets, net and derivative liability, net, and includes derivative interest receivable or (payable), net, trade/settle receivable or (payable), net and derivative cash collateral (held) or posted, net. Fair value excludes derivative interest receivable, net of $1.4 billion, trade/settle payable, net of $0.4 billion and derivative cash collateral held, net of $4.2 billion at March 31, 2008. Fair value excludes derivative interest receivable, net of $1.7 billion, trade/settle receivable or (payable), net of $— and derivative cash collateral held, net of $6.2 billion at December 31, 2007.
(3)	Derivatives that meet specific criteria may be accounted for as cash flow hedges. Changes in the fair value of the effective portion of open qualifying cash flow hedges are recorded in AOCI, net of taxes. Net deferred gains and losses on closed cash flow hedges (i.e., where the derivative is either terminated or redesignated) are also included in AOCI, net of taxes, until the related forecasted transaction affects earnings or is determined to be probable of not occurring.
(4)	Hedge accounting gains (losses) arise when the fair value change of a derivative does not exactly offset the fair value change of the hedged item attributable to the hedged risk, and is a component of other income in our consolidated statements of income. For further information, see “NOTE 10: DERIVATIVES” to our unaudited consolidated financial statements.
(5)	For all derivatives in qualifying hedge accounting relationships, the accrual of periodic cash settlements is recorded in net interest income on our consolidated statements of income and those amounts are not included in the table. For derivatives not in qualifying hedge accounting relationships, the accrual of periodic cash settlements is recorded in derivative gains (losses) on our consolidated statements of income.

Beginning in the first quarter of 2008, we entered into derivative positions and classified them in cash flow hedge accounting relationships to hedge the changes in cash flows associated with our forecasted issuances of debt consistent with our risk management goals. In the prior period presented, we only elected cash flow hedge accounting relationships for certain commitments to sell mortgage-related securities. This expanded hedging strategy had a positive impact on our financial results for the first quarter of 2008, and we believe it will reduce the effect of interest-rate changes on our consolidated statements of income going forward. For a derivative accounted for as a cash flow hedge, changes in fair value are reported in AOCI, net of taxes, on our consolidated balance sheets to the extent the hedge is effective. The remaining ineffective portion of changes in fair value is reported as other income on our consolidated statements of income. We record changes in the fair value of derivatives not in hedge accounting relationships as derivative gains (losses) on our consolidated statements of income. See “NOTE 10: DERIVATIVES” to our unaudited consolidated financial statements for additional information about our derivatives designated as cash flow hedges.

Derivative Gains (Losses)

Derivative gains (losses) represents the change in fair value of derivatives not accounted for in hedge accounting relationships because the derivatives did not qualify for, or we did not elect to pursue, hedge accounting, resulting in fair value changes being recorded to earnings. Derivative gains (losses) also includes the accrual of periodic settlements for derivatives that are not in hedge accounting relationships. Although derivatives are an important aspect of our management of interest-rate risk, they will generally increase the volatility of reported net income, particularly when they are not

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accounted for in hedge accounting relationships. Table 74 provides a summary of the period-end notional or contractual amounts and the gains and losses related to derivatives that were not accounted for in hedge accounting relationships.

Table 74 — Derivatives Not in Hedge Accounting Relationships

	Three Months Ended March 31,
	2008		2007
	Notional or	Derivative	Notional or	Derivative
	Contractual	Gains	Contractual	Gains
	Amount	(Losses)	Amount	(Losses)
	(in millions)

Call swaptions:
Purchased	$242,022	$3,240	$194,772	$(553)
Written	3,500	(6)	7,500	2
Put swaptions:
Purchased	29,675	(125)	19,325	(8)
Written	7,150	3	500	(2)
Receive-fixed swaps(1)	326,247	9,696	270,053	259
Pay-fixed swaps	421,650	(15,133)	251,391	(478)
Futures	134,633	647	95,140	19
Foreign-currency swaps(2)	15,441	1,237	23,854	198
Forward purchase and sale commitments	77,597	511	8,915	(5)
Other(3)	84,590	30	34,650	5

Subtotal	1,342,505	100	906,100	(563)
Accrual of periodic settlements:
Receive-fixed swaps(4)		73		(58)
Pay-fixed swaps		(477)		148
Foreign-currency swaps		57		(52)
Other		2		1

Total accrual of periodic settlements		(345)		39

Total	$1,342,505	$(245)	$906,100	$(524)

(1)	Includes gains (losses) on foreign-currency denominated receive-fixed swaps of $193 million and $(106) million for the first quarter of 2008 and 2007, respectively.
(2)	Foreign-currency swaps are defined as swaps in which one leg is settled in a foreign-currency and the other leg is settled in U.S. dollars.
(3)	Consists of basis swaps, certain option-based contracts (including written options), interest-rate caps, credit derivatives and swap guarantee derivatives not accounted for in hedge accounting relationships.
(4)	Includes imputed interest on zero-coupon swaps.

We use receive- and pay-fixed swaps to adjust the interest-rate characteristics of our debt funding in order to more closely match changes in the interest-rate characteristics of our mortgage-related assets. During the first quarter of 2008, fair value losses on our pay-fixed swaps contributed to an overall loss recorded for derivatives. The losses were partially offset by gains on our receive-fixed swaps as swap interest rates decreased. We use swaptions and other option-based derivatives to adjust the characteristics of our debt in response to changes in the expected lives of mortgage-related assets in our retained portfolio. The gains on our purchased call swaptions during the first quarter of 2008, compared to losses on such instruments during the first quarter of 2007, were primarily attributable to decreasing swap interest rates and an increase in implied volatility during the first quarter of 2008 as compared to the first quarter of 2007.

Effective January 1, 2008, we elected the fair value option for our foreign-currency denominated debt. As a result of this election, foreign-currency translation gains and losses and fair value adjustments related to our foreign-currency denominated debt are recognized on our consolidated statements of income as unrealized gains (losses) on foreign-currency denominated debt recorded at fair value. Prior to January 1, 2008, translation gains and losses on our foreign-currency denominated debt were recorded as foreign-currency gains (losses), net and changes in value related to market movements were not recognized. We use a combination of foreign-currency swaps and foreign-currency receive-fixed swaps to hedge the changes in fair value of our foreign-currency denominated debt related to fluctuations in exchange rates and interest rates, respectively. Derivative gains (losses) on foreign-currency swaps increased to $1.2 billion for the first quarter of 2008 from $198 million for the first quarter of 2007. These gains were offset by fair value losses related to translation of $1.2 billion and $197 million on our foreign-currency denominated debt for the first quarter of 2008 and 2007, respectively. In addition, derivative gains of $193 million on foreign-currency denominated receive-fixed swaps offset market value adjustments included in unrealized gains (losses) on foreign-currency denominated debt recorded at fair value of $(171) million for the first quarter of 2008. See “Unrealized Gains (Losses) on Foreign-Currency Denominated Debt Recorded at Fair Value” and “NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES” to our audited consolidated financial statements for additional information about our election to adopt the fair value option for foreign-currency denominated debt. See “NOTE 11: DERIVATIVES” to our audited consolidated financial statements for additional information about our derivatives.

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Gains (Losses) on Investment Activity

Gains (losses) on investment activity includes gains and losses on certain assets where changes in fair value are recognized through earnings, gains and losses related to sales, impairments and other valuation adjustments. Table 75 summarizes the components of gains (losses) on investment activity.

Table 75 — Gains (Losses) on Investment Activity

	Three Months Ended
	March 31,
	2008	2007
	(in millions)

Gains (losses) on trading securities	$971	$25
Gains (losses) on sale of mortgage loans(1)	71	17
Gains (losses) on sale of available-for-sale securities	215	34
Security impairments	(71)	(56)
Lower-of-cost-or-fair-value adjustments	33	(2)

Total gains (losses) on investment activity	$1,219	$18

(1)	Represent gains on mortgage loans sold in connection with securitization transactions.

Gains (Losses) on Trading Securities

The net gains on trading securities increased for the first quarter of 2008, as compared to the first quarter of 2007. On January 1, 2008 we implemented fair value option accounting and transferred approximately $90 billion in securities, primarily ARMs and fixed-rate PCs from available-for-sale securities to trading securities. The increased balance in our trading portfolio together with a decrease in interest rates contributed to trading gains of $971 million.

Gains (Losses) on Sale of Available-For-Sale Securities

The net gains on the sale of available-for-sale securities increased for the first quarter of 2008, as compared to the first quarter of 2007, due to an increase in the sale of PCs and Structured Securities classified as available-for-sale securities and a decline in interest rates during the first quarter of 2008. During the first quarter of 2008, we sold $18.4 billion of PCs and Structured Securities, which generated a net gain of $154 million. These sales occurred principally during the earlier months of the first quarter of 2008 when market conditions were favorable and were driven in part by our need to maintain our mandatory target capital surplus, which was then 30%, prior to the reduction of our mandatory target capital surplus by OFHEO effective in March 2008. We were not required to sell these securities. In an effort to improve our capital position in light of the unanticipated extraordinary market conditions that began in the latter half of 2007, we strategically selected blocks of securities to sell, the majority of which were in a gain position. These sales reduced the assets on our balance sheet against which we are required to hold capital, which improved our capital position, and the net gains increased our retained earnings, which also contributed to our capital, and further improved our capital position. During the first quarter of 2007, we sold $9.6 billion of PCs and Structured Securities, which generated a net gain of $31 million.

Security Impairments

Security impairments increased for the first quarter of 2008, as compared to the first quarter of 2007. During the first quarter of 2008, security impairments included $68 million in mortgage-related securities impairments attributed to $1.3 billion of non-agency mortgage revenue bonds in an unrealized loss position that we did not have the intent to hold to a forecasted recovery. During the first quarter of 2007, security impairments included $56 million in mortgage-related securities impairments attributed to $3.4 billion of agency mortgage-related securities in an unrealized loss position that we did not have the intent to hold to a forecasted recovery.

Unrealized Gains (Losses) on Foreign-Currency Denominated Debt Recorded at Fair Value

We elected the fair value option for our foreign-currency denominated debt effective January 1, 2008. With the adoption of SFAS 159 we began recording our foreign-currency denominated debt at fair value. Accordingly, foreign-currency exposure is now a component of unrealized gains (losses) on foreign-currency denominated debt recorded at fair value. Prior to that date, translation gains and losses on our foreign-currency denominated debt were reported in foreign-currency gains (losses), net in our consolidated statements of income. We manage the foreign-currency exposure associated with our foreign-currency denominated debt through the use of derivatives. For the first quarter of 2008, we recognized fair value losses of $1.4 billion on our foreign-currency denominated debt as the U.S. dollar weakened relative to the Euro. See “Derivative Gains (Losses)” for additional information about how we mitigate changes in the fair value of our foreign-currency denominated debt by using derivatives. See “Foreign-Currency Gains (Losses), Net” and “NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES” to our unaudited consolidated financial statements for additional information about our adoption of SFAS 159.

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Gains on Debt Retirements

The net gains on debt retirement increased from $7 million to $305 million in the first quarter of 2008, as compared to the first quarter of 2007, due to the significant decline in interest rates resulting in an increase of $29 billion in our call activity. We primarily called our debt with coupon levels that increase at pre-determined intervals, which lead to gains upon retirement and write-offs of previously recorded interest expense. In contrast, the declining interest rates resulted in a decrease in total debt buybacks from $2.7 billion during the first quarter of 2007 to $79 million during the first quarter of 2008.

Recoveries on Loans Impaired upon Purchase

Recoveries on loans impaired upon purchase represent the recapture into income of previously recognized losses on loans purchased and provision for credit losses associated with purchases of delinquent loans from our PCs and Structured Securities in conjunction with our guarantee activities. See “ANNUAL MD&A — CONSOLIDATED RESULTS OF OPERATIONS — Non-Interest Income (Loss) — Recoveries on Loans Impaired Upon Purchase” for more information. During the first quarter of 2008 and 2007, we recognized recoveries on loans impaired upon purchase of $226 million and $35 million, respectively. The volume and magnitude of recoveries was greater during the first quarter of 2008 than the first quarter of 2007, since the initial losses on impaired loans purchased during 2007 were principally based on market valuations that were more severe in the last half of 2007 due to liquidity and mortgage credit concerns.

Foreign-Currency Gains (Losses), Net

We manage the foreign-currency exposure associated with our foreign-currency denominated debt through the use of derivatives. We elected the fair value option for foreign-currency denominated debt effective January 1, 2008. Prior to this election, gains and losses associated with the foreign-currency exposure of our foreign-currency denominated debt were recorded as foreign-currency gains (losses), net in our consolidated statements of income. With the adoption of SFAS 159, foreign-currency exposure is now a component of unrealized gains (losses) on foreign-currency denominated debt recorded at fair value. Because the fair value option is prospective, prior period amounts have not been reclassified. See “Derivative Gains (Losses)” and “Unrealized Gains (Losses) on Foreign-Currency Denominated Debt Recorded at Fair Value” and “NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES” to our unaudited consolidated financial statements for additional information.

For the first quarter of 2007, we recognized net foreign-currency translation losses primarily related to our foreign-currency denominated debt of $197 million as the U.S. dollar weakened relative to the Euro during the period. During the same period, these losses were offset by an increase of $198 million in the fair value of foreign-currency-related derivatives recorded in derivative gains (losses).

Other Income

See “ANNUAL MD&A — CONSOLIDATED RESULTS OF OPERATIONS — Non-Interest Income (Loss) — Other Income” for what is included in Other Income.

Non-Interest Expense

Table 76 summarizes the components of non-interest expense.

Table 76 — Non-Interest Expense

	Three Months Ended
	March 31,
	2008	2007
	(in millions)

Administrative expenses:
Salaries and employee benefits	$245	$228
Professional services	77	108
Occupancy expense	15	14
Other administrative expenses	60	53

Total administrative expenses	397	403
Provision for credit losses	1,240	248
REO operations expense	208	14
Losses on certain credit guarantees	15	177
Losses on loans purchased	51	216
LIHTC partnerships	117	108
Minority interests in earnings of consolidated subsidiaries	3	9
Other expenses	72	49

Total non-interest expense	$2,103	$1,224

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Administrative Expenses

Administrative expenses decreased slightly for the first quarter of 2008, compared to the first quarter of 2007, primarily due to a reduction in the number of consultants. As a percentage of the average total mortgage portfolio, administrative expenses declined to 7.5 basis points for the first quarter of 2008, from 8.7 basis points for the first quarter of 2007.

Provision for Credit Losses

The provision for credit losses increased significantly for the first quarter of 2008, compared to the first quarter of 2007, as continued weakening in the housing market affected our single-family portfolio. For the first quarter of 2008, we recorded additional reserves for credit losses on our single-family portfolio as a result of:

•	increased estimates of incurred losses on mortgage loans that are expected to experience higher default rates based on their year of origination, particularly those originated during 2006 and 2007, which do not have the benefit of significant home price appreciation;

•	an observed increase in delinquency rates and the rates at which loans transition through delinquency to foreclosure; and

•	increases in the estimated severity of losses on a per-property basis, driven in part by declines in home sales and home prices, particularly in the North Central, Southeast and West regions of the U.S.

We expect that our credit losses, which include net charge-offs and REO expenses, will continue to rise from the current level. We may further increase our loan loss reserves in future periods as additional losses are incurred, particularly related to mortgages originated in 2006 and 2007, which had a higher composition of nontraditional mortgage products, lower amounts of third-party insurance coverage and higher loan balances at the time of origination than our historical experience.

REO Operations Expense

The increase in REO operations expense for the first quarter of 2008, as compared to the first quarter of 2007, was due to an approximately 28% and 91% increase in our inventory of single-family REO property during the three and twelve months ended March 31, 2008, respectively, as well as declining single-family REO property values. The decline in home prices during the first quarter of 2008, combined with our higher REO inventory balance, resulted in an increase in the market-based writedowns of REO, which totaled $114 million and $5 million for the first quarter of 2008 and 2007, respectively. REO expense also increased due to higher real estate taxes, maintenance and net losses on sales experienced during the first quarter of 2008 as compared to the first quarter of 2007. We expect REO operations expense to increase in 2008, as single-family REO activity increases.

Losses on Certain Credit Guarantees

Losses on certain credit guarantees consists of losses recognized upon the issuance of PCs in guarantor swap transactions. Prior to January 1, 2008, our recognition of losses on certain guarantee contracts occurred due to any one or a combination of several factors, including long-term contract pricing for our flow business, the difference in overall transaction pricing versus pool-level accounting measurements and, less significantly, efforts to support our affordable housing mission. Upon adoption of SFAS 157, our losses on certain credit guarantees will generally relate to our efforts to meet our affordable housing goals. See “INTERIM MD&A — CRITICAL ACCOUNTING POLICIES AND ESTIMATES — Fair Value Measurements” for information concerning the change in initial recognition of fair value of our guarantee obligations.

For the first quarter of 2007, we recognized losses of $177 million on certain guarantor swap transactions entered into during the period and we deferred gains of $285 million on newly-issued guarantees entered into during that period. The decrease in both recognized losses and deferred gains during the first quarter of 2008 as compared to the first quarter of 2007 is a result of the adoption of SFAS 157, which amended FIN 45. Effective January 1, 2008, the fair value of our newly-issued guarantee obligations was estimated as an amount equal to the fair value of compensation received, inclusive of all rights related to the transaction, in exchange for our guarantee. As a result, we no longer record estimates of deferred gains or immediate “day one” losses on most guarantees. All unamortized amounts recorded prior to January 1, 2008 will continue to be amortized using existing amortization methods. This change had a significant positive impact on our financial results for the first quarter of 2008.

Losses on Loans Purchased

Losses on non-performing loans purchased from the mortgage pools underlying PCs and Structured Securities occur when the acquisition basis of the purchased loan exceeds the estimated fair value of the loan on the date of purchase. During the first quarter of 2008, the market-based valuation of non-performing loans continued to be adversely affected by the expectation of higher default costs and increased uncertainty in the mortgage market. However, losses on loans purchased decreased 76% to $51 million during the first quarter of 2008 compared to $216 million during the first quarter of 2007. Effective December 2007, we made certain operational changes for purchasing delinquent loans from PC pools, which

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reduced the volume of our delinquent loan purchases in the period and consequently, the amount of our losses on loans purchased during the first quarter of 2008. We made these operational changes in order to better reflect our expectations of future credit losses and in consideration of our capital requirements. In the first quarter of 2008, as a result of increases in delinquency rates of loans underlying our PCs and Structured Securities and our increasing efforts to reduce foreclosures, the number of loan modifications increased significantly as compared to the first quarter of 2007. See “Recoveries on Loans Impaired upon Purchase” and “INTERIM MD&A — CREDIT RISKS — Table 113 — Changes in Loans Purchased Under Financial Guarantees” for additional information about the impacts from non-performing loans on our financial results.

Income Tax Benefit

For the first quarter of 2008 and 2007, we reported an income tax benefit of $423 million and $397 million, respectively. See “NOTE 12: INCOME TAXES” to our unaudited consolidated financial statements for additional information.

Segment Earnings

See “BUSINESS — Business Activities — Segments” and “ANNUAL MD&A — EXECUTIVE SUMMARY — Segment Earnings” for a discussion of how we manage our business through three reportable segments: Investments, Single-family Guarantee, and Multifamily. See “ANNUAL MD&A — EXECUTIVE SUMMARY — Segment Earnings” and “ANNUAL MD&A — CONSOLIDATED RESULTS OF OPERATIONS — Segment Earnings” for a discussion of how Segment Earnings are determined and a discussion of the limitations and the objective of Segment Earnings. See “NOTE 16: SEGMENT REPORTING” to our unaudited consolidated financial statements for more information regarding our segments and the adjustments used to calculate Segment Earnings.

Investments

Table 77 presents the Segment Earnings of our Investments segment.

Table 77 — Segment Earnings and Key Metrics — Investments

	Three Months Ended
	March 31,
	2008	2007
	(dollars in millions)

Segment Earnings:
Net interest income	$299	$902
Non-interest income (loss)	15	24
Non-interest expense:
Administrative expenses	(131)	(128)
Other non-interest expense	(9)	(7)

Total non-interest expense	(140)	(135)

Segment Earnings before income tax expense	174	791
Income tax expense	(61)	(277)

Segment Earnings, net of taxes	113	514
Reconciliation to GAAP net income (loss):
Derivative- and foreign-currency denominated debt-related adjustments	(1,183)	(1,081)
Credit guarantee-related adjustments	—	1
Investment sales, debt retirements and fair value-related adjustments	1,525	69
Fully taxable-equivalent adjustment	(110)	(93)
Tax-related adjustments	(12)	448

Total reconciling items, net of taxes	220	(656)

GAAP net income (loss)	$333	$(142)

Key metrics — Investments:
Growth:
Purchases of securities — Mortgage-related investment portfolio:(1)(2)
Guaranteed PCs and Structured Securities	$21,544	$27,075
Non-Freddie Mac mortgage-related securities:
Agency mortgage-related securities	9,383	1,312
Non-agency mortgage-related securities	860	27,728

Total purchases of securities — Mortgage-related investment portfolio	$31,787	$56,115

Growth rate of mortgage-related investment portfolio (annualized)	(7.01)%	5.50%
Return:
Net interest yield — Segment Earnings basis	0.19%	0.50%

(1)	Based on unpaid principal balance and excludes mortgage-related securities traded, but not yet settled.
(2)	Exclude Single-family mortgage loans.

Segment Earnings for our Investments segment declined $401 million in the first quarter of 2008 compared to the first quarter of 2007. For the Investments segment, Segment Earnings net interest income declined $603 million and our Segment Earnings net interest yield decreased 31 basis points for the first quarter of 2008 compared to the first quarter of 2007. The decreases were primarily driven by spread compression. As rates declined in the first quarter of 2008, our floating rate assets reset faster than our floating rate debt. Also contributing to the decline in Segment Earnings net interest income was an

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increase in the amortization expense of losses incurred on pay-fixed swaps terminated in 2007. Declining rates also contributed to an increase in net interest expense on our pay-fixed swaps that was only partially offset by floating rate debt that reset. The decreases in Segment Earnings net interest income and net interest yield were partially offset by purchases of fixed-rate assets at wider spreads and the benefit of funding fixed-rate assets with short-term debt in a declining rate environment and decreased mortgage-related securities premium amortization expense as purchases into our mortgage-related investment portfolio in 2007 largely consisted of securities purchased at a discount. In March 2008, certain futures positions matured resulting in gains that will be amortized into Segment Earnings net interest income for the Investments segment. The amortization of these gains will result in the recognition of approximately $457 million in Segment Earnings net interest income for the Investments segment in the second quarter of 2008 compared to $85 million in the first quarter of 2008.

In the first quarter of 2008 and 2007, the annualized growth rates of our mortgage-related investment portfolio were (7.01)% and 5.50%, respectively. In addition, the unpaid principal balance of our mortgage-related investment portfolio decreased from $663.2 billion at December 31, 2007 to $651.6 billion at March 31, 2008. The decrease is due to the combination of capital constraints and OAS levels that were not compelling early in the first quarter of 2008, which led to low levels of net purchase commitments and a decline in our mortgage-related investment portfolio. However, during the latter half of the first quarter, liquidity concerns in the market resulted in more favorable investment opportunities for agency securities. In response, our net purchase commitment activity increased considerably as we deploy capital at favorable OAS levels. A substantial portion of these net purchase commitments are expected to settle during the second quarter and therefore did not result in balance sheet growth during the first quarter of 2008. In addition, as of March 1, 2008, the voluntary growth limit on our retained portfolio is no longer in effect.

Our mortgage-related investment portfolio consisted of $54.3 billion of non-Freddie Mac agency mortgage-related securities and $222.9 billion of non-agency mortgage-related securities as of March 31, 2008. With respect to our mortgage-related investment portfolio, at March 31, 2008 and December 31, 2007, we held investments of approximately $93 billion and $101 billion, respectively, of non-agency mortgage-related securities backed by subprime loans. These securities include significant credit enhancement, particularly through subordination, and 70% and 96% of these securities were AAA-rated at March 31, 2008 and December 31, 2007, respectively. We estimate that $49.7 billion and $51.3 billion of our single-family non-agency mortgage-related securities that are not backed by subprime loans are generally backed by Alt-A mortgage loans at March 31, 2008 and December 31, 2007, respectively. We have focused our purchases on credit-enhanced, senior tranches of these securities, which provide additional protection due to subordination. Approximately 98% and 99% of these securities were AAA-rated by at least one nationally recognized statistical rating organization as of March 31, 2008 and December 31, 2007, respectively. However, approximately 94% of those securities backed by subprime and Alt-A mortgage loans continue to be investment grade (i.e., rated BBB− or better on a Standard & Poor’s or equivalent scale). See “INTERIM MD&A — CONSOLIDATED BALANCE SHEETS ANALYSIS — Retained Portfolio — Table 82 — Available-for-Sale Securities and Trading Securities in our Retained Portfolio” for information regarding gross unrealized gains and gross unrealized losses on our mortgage-related securities.

Our review of these securities backed by subprime and Alt-A loans included cash flow analyses based on default and prepayment assumptions and our consideration of all available information. While it is possible that under certain conditions, defaults and severity of losses on these securities could exceed our subordination and credit enhancement levels and a principal loss could occur, we do not believe that those conditions are probable as of March 31, 2008. As a result of our reviews, we have not identified any securities in our available-for-sale portfolio that are probable of incurring a contractual principal or interest loss. Based on our ability and intent to hold our available-for-sale securities for a sufficient time to recover all unrealized losses and our consideration of all available information, we have concluded that the reduction in fair value of these securities is temporary as of March 31, 2008. However, if there is a subsequent deterioration of the individual performance of any of these securities, we could determine that impairment charges are warranted. See “INTERIM MD&A — CONSOLIDATED BALANCE SHEETS ANALYSIS — Retained Portfolio — Subprime Loans” and “— Alt-A Loans” for information on our evaluation of our securities for other than temporary impairments.

We rely on monoline bond insurance, including secondary coverage, to provide credit protection on securities held in our mortgage-related investment portfolio as well as our non-mortgage-related investment portfolio on a combined basis. Monoline bond insurers are companies that provide credit insurance principally covering securitized assets in both the primary issuance and secondary markets. If the financial condition of the monoline insurers were to deteriorate to the point where we believed that it was probable that they would fail to make us whole for any losses incurred on the insured securities, we could determine that impairment charges are warranted. See “INTERIM MD&A — CREDIT RISKS — Institutional Credit Risk — Mortgage and Bond Insurers” and “NOTE 15: CONCENTRATION OF CREDIT AND OTHER RISKS” to our unaudited consolidated financial statements for additional information regarding our credit risks to our counterparties and how we manage them.

In March 2008, OFHEO reduced our mandatory target capital surplus to 20% above our statutory minimum capital requirement. As a result of OFHEO’s action and through the redeployment of capital, we expect to grow our mortgage-

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related investment portfolio in the second quarter of 2008. With that expectation in mind and in order to take advantage of favorable investment opportunities, in March 2008 we significantly increased our net purchase commitments, the majority of which settled in April 2008.

Single-Family Guarantee

Table 78 presents the Segment Earnings of our Single-family Guarantee segment.

Table 78 — Segment Earnings and Key Metrics — Single-Family Guarantee

	Three Months Ended
	March 31,
	2008	2007
	(in millions)

Segment Earnings:
Net interest income(1)	$77	$168
Non-interest income:
Management and guarantee income	895	677
Other non-interest income(1)	104	22

Total non-interest income	999	699
Non-interest expense:
Administrative expenses	(204)	(199)
Provision for credit losses	(1,349)	(289)
REO operations expense	(208)	(14)
Other non-interest expense	(19)	(21)

Total non-interest expense	(1,780)	(523)

Segment Earnings (loss) before income tax expense	(704)	344
Income tax (expense) benefit	246	(120)

Segment Earnings (loss), net of taxes	(458)	224

Reconciliation to GAAP net income (loss):
Credit guarantee-related adjustments	(174)	(503)
Tax-related adjustments	61	176

Total reconciling items, net of taxes	(113)	(327)

GAAP net income (loss)	$(571)	$(103)

Key metrics — Single-family Guarantee:
Balances and Growth (in billions, except rate):
Average securitized balance of single-family credit guarantee portfolio(2)	$1,728	$1,493
Issuance — Single-family credit guarantees(2)	$113	$114
Fixed-rate products — Percentage of issuances(2)	92.7%	74.8%
Liquidation Rate — Single-family credit guarantees (annualized rate)(3)	16.4%	14.8%
Credit:
Delinquency rate(4)	0.77%	0.40%
Delinquency transition rate(5)	17.6%	11.0%
REO inventory increase, net (number of units)	4,025	865
Market:
Single-family mortgage debt outstanding (total U.S. market, in billions)(6)	$11,136	$10,627
30-Year fixed mortgage rate(7)	5.9%	6.2%

(1)	In connection with the use of securitization trusts for the underlying assets of our PCs and Structured Securities in December 2007, we began recording trust management income in non-interest income. Trust management income represents the fees we earn as administrator, issuer and trustee. Previously, the benefit derived from interest earned on principal and interest cash flows between the time they were remitted to us by servicers and the date of distribution to our PC and Structured Securities holders was recorded to net interest income.
(2)	Based on unpaid principal balance.
(3)	Includes termination of long-term standby commitments.
(4)	Represents the percentage of single-family loans in our credit guarantee portfolio, based on loan count, which are 90 days or more past due and excluding loans underlying Structured Transactions.
(5)	Calculated based on all loans that have been reported as 90 days or more delinquent or in foreclosure in the preceding year, which have subsequently transitioned to REO. The rate does not reflect other loss events, such as short-sales and deed-in-lieu transactions.
(6)	U.S. single-family mortgage debt outstanding as of December 31, 2007 for 2008 and March 31, 2007 for 2007. Source: Federal Reserve Flow of Funds Accounts of the United States of America dated March 6, 2008.
(7)	Based on Freddie Mac’s Primary Mortgage Market Survey. Represents the mortgage commitment rate to a qualified borrower exclusive of the fees and points required by the lender. This commitment rate applies only to conventional financing on conforming mortgages with LTV ratios of 80% or less.

Segment Earnings (loss) for our Single-family Guarantee segment declined to a loss of $(458) million in the first quarter of 2008 compared to Segment Earnings of $224 million in the first quarter of 2007. This decline reflects an increase in credit expenses due to higher volumes of non-performing loans and foreclosures, higher severity of losses on a per-property basis and a decline in home prices and other regional economic conditions. The decline in Segment Earnings for this segment in the first quarter of 2008 was partially offset by an increase in Segment Earnings management and guarantee income for this segment as compared to the first quarter of 2007. The increase in Segment Earnings management and guarantee income for this segment in the first quarter of 2008 is primarily due to higher average balances of the single-family credit guarantee portfolio and increases in our average management and guarantee fee rates. Amortization of credit fees increased as a result of cumulative catch-up adjustments recognized in the first quarter of 2008. These cumulative catch-up adjustments result in a

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pattern of revenue recognition that is consistent with our economic release from risk and the timing of the recognition of losses on pools of mortgage loans we guarantee.

Table 79 below provides summary information about Segment Earnings management and guarantee income for the Single-family Guarantee segment. Segment Earnings management and guarantee income consists of contractual amounts due to us related to our management and guarantee fees as well as amortization of credit fees.

Table 79 — Segment Earnings Management and Guarantee Income — Single-Family Guarantee

	Three Months Ended March 31,
	2008		2007
		Average		Average
	Amount	Rate	Amount	Rate
	(dollars in millions, rates in basis points)

Contractual management and guarantee fees	$707	16.1	$586	15.5
Amortization of credit fees included in other liabilities	188	4.3	91	2.4

Total Segment Earnings management and guarantee income	895	20.4	677	17.9

Adjustments to reconcile to consolidated GAAP:
Reclassification between net interest income and management and guarantee fee(1)	38		1
Credit guarantee-related activity adjustments(2)	(161)		(64)
Multifamily management and guarantee income(3)	17		14

Management and guarantee income, GAAP	$789		$628

(1)	Management and guarantee fees earned on mortgage loans held in our retained portfolio are reclassified from net interest income within the Investments segment to management and guarantee fees within the Single-family Guarantee segment. Buy-up and buy-down fees are transferred from the Single-family Guarantee segment to the Investments segment.
(2)	Primarily represent credit fee amortization adjustments.
(3)	Represents management and guarantee income recognized related to our Multifamily segment that is not included in our Single-family Guarantee segment.

In the first quarter of 2008 and 2007, the annualized growth rates of our single-family credit guarantee portfolio were 9.9% and 16.4%, respectively. Our mortgage purchase volumes are impacted by several factors, including origination volumes, mortgage product and underwriting trends, competition, customer-specific behavior and contract terms. Single-family mortgage purchase volumes from individual customers can fluctuate significantly. Despite these fluctuations, we expect our share of the overall single-family mortgage securitization market to increase as mortgage originators have generally tightened their credit standards, causing conforming mortgages to be the predominant product in the market in the first quarter of 2008.

For securitization issuances through bulk purchase channels, we negotiated higher contractual fee rates in the first quarter of 2008 as compared to the first quarter of 2007, in response to increases in market pricing of mortgage credit risk. During the fourth quarter of 2007 and the first quarter of 2008, we announced several increases in delivery fees, which are paid at the time of securitization. These increases include an additional 25 basis point fee assessed on all loans issued through flow-business channels, as well as higher or new delivery fees for certain non-traditional mortgages and for mortgages deemed to be higher-risk based on property type, LTV ratio and/or borrower credit scores. These increases will take effect in March, May and June 2008. We expect this increase in delivery fees, coupled with our increase in market share, to have a positive impact on our operations. However, existing contracts with our customers could delay the effective date of some fees with some customers for a period of months, including with respect to three of our largest customers. In these instances, fee modifications will be effective as their respective contracts permit. We may pursue additional increases to delivery fees, though in some cases commitments under existing customer contracts may delay the effective dates for such increases for a period of months. Given the volatility in the credit market during the first quarter of 2008, we will continue to closely monitor the pricing of our management and guarantee fees as well as our delivery fee rates and make adjustments when appropriate.

We have also made changes to our underwriting guidelines for loans delivered to us for purchase or securitization, including sharply reducing purchases of mortgages with LTV ratios over 97%. The changes also include additional guidance concerning our pre-existing policy that maximum LTV ratios for many mortgages must be reduced in markets where house prices are declining. As with fee increases, in some cases binding commitments under existing customer contracts may delay the effective dates of underwriting adjustments for a period of months.

Our Segment Earnings provision for credit losses for the Single-family Guarantee segment increased to $1.3 billion in the first quarter of 2008, compared to $0.3 billion in the first quarter of 2007, due to continued credit deterioration in our single-family credit guarantee portfolio, primarily related to 2006 and 2007 loan originations. Mortgages in our single-family credit guarantee portfolio originated in 2006 and 2007 have higher transition rates from delinquency to foreclosure, higher delinquency rates as well as higher loss severities on a per-property basis than our historical experiences. However, we have seen improvements in the credit quality of mortgages delivered to us in 2008. Our provision is based on our estimate of incurred credit losses inherent in both our retained mortgage loan and our credit guarantee portfolio using recent historical

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performance, such as trends in delinquency rates, recent charge-off experience, recoveries from credit enhancements and other loss mitigation activities.

The delinquency rate on our single-family credit guarantee portfolio, representing those loans which are 90 days or more past due and excluding loans underlying Structured Transactions, increased to 77 basis points as of March 31, 2008 from 65 basis points as of December 31, 2007. Increases in delinquency rates occurred in all product types in the first quarter of 2008, but were most significant for interest-only and option ARM mortgages. Although we believe that our delinquency rates remain low relative to conforming loan delinquency rates of other industry participants, we expect our delinquency rates will continue to rise in 2008.

The impact of the weakening housing market has been most evident in areas of the country where unemployment rates continue to be high, such as the North Central region. However, the East and West coastal areas of the country have also experienced home price declines and, as a result, we experienced increases in delinquency rates and REO activity in the West, North Central, Northeast and Southeast regions during the first quarter of 2008, compared to first quarter of 2007. For the first quarter of 2008, our single-family credit guarantee portfolio also continued to experience increases in the rate at which loans transitioned from delinquency to foreclosure. The increase in these delinquency transition rates, compared to our historical experience, has been progressively worse for mortgage loans originated in 2006 and 2007. We believe this trend is, in part, due to the increase of non-traditional mortgage loans, such as interest-only mortgages, as well as an increase in total LTV ratios for mortgage loans originated during these years and less stringent underwriting standards. Compared to the first quarter of 2007, single-family charge-offs, gross, increased $362 million to $455 million in the first quarter of 2008, primarily due to the increase in the volume of REO properties acquired at foreclosure as well as continued deterioration in the real estate market in certain markets. In addition, there has also been an increase in the average loan balances of foreclosed properties that resulted in higher charge-offs, on a per property basis, during the first quarter of 2008 compared to the first quarter of 2007.

Multifamily

Table 80 presents the Segment Earnings of our Multifamily segment.

Table 80 — Segment Earnings and Key Metrics — Multifamily

	Three Months Ended
	March 31,
	2008	2007
	(dollars in millions)

Segment Earnings:
Net interest income	$75	$123
Non-interest income:
Management and guarantee income	17	14
Other non-interest income	8	4

Total non-interest income	25	18
Non-interest expense:
Administrative expenses	(49)	(45)
Provision for credit losses	(9)	(3)
REO operations expense	—	—
LIHTC partnerships	(117)	(108)
Other non-interest expense	(4)	(4)

Total non-interest expense	(179)	(160)

Segment Earnings (loss) before income tax benefit	(79)	(19)
LIHTC partnerships tax benefit	149	138
Income tax benefit	28	6

Segment Earnings, net of taxes	98	125

Reconciliation to GAAP net income:
Derivative and foreign-currency denominated debt-related adjustments	(11)	(1)
Tax-related adjustments	4	1

Total reconciling items, net of taxes	(7)	—

GAAP net income	$91	$125

Key metrics — Multifamily:
Balances and Growth:
Average balance of Multifamily loan portfolio(1)	$58,812	$45,820
Average balance of Multifamily guarantee portfolio(1)	11,336	8,053
Purchases — Multifamily loan portfolio(1)	4,063	3,119
Purchases — Multifamily guarantee portfolio(1)	2,382	20
Liquidation Rate — Multifamily loan portfolio (annualized rate)	5.5%	14.9%
Credit:
Delinquency rate(2)	0.04%	0.06%
Allowance for loan losses	$71	$30

(1)	Based on unpaid principal balance.
(2)	Based on net carrying value of mortgages 60 days or more delinquent or in foreclosure.

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Segment Earnings for our Multifamily segment decreased $27 million, or 22%, in the first quarter of 2008 compared to the first quarter of 2007 primarily due to lower net interest income, higher LIHTC losses and higher provision for credit losses. The net interest income of this segment declined $48 million in the first quarter of 2008, compared to the first quarter of 2007, primarily due to lower yield maintenance fee income. Flat or declining property values and a difficult credit market during the first quarter of 2008 have made refinancing less appealing to borrowers than it was during the first quarter of 2007 when there was a high volume of refinancing activities due to a favorable interest rate environment and rapid property price appreciation. In addition to interest and yield maintenance fees earned on retained mortgage loans, net interest income for the Multifamily segment includes an allocation of interest income on cash balances held by our Investments segment related to multifamily activities. LIHTC losses increased $9 million in the first quarter of 2008 compared to the first quarter of 2007, primarily reflecting marginally higher property level operating losses and higher impairments recognized on the LIHTC funds. Provision for credit losses for our Multifamily segment increased $6 million primarily due to an increase in the severity rate and an increase in the impaired population. Loan purchases into the Multifamily loan portfolio were $4.1 billion in the first quarter of 2008, a 30% increase when compared to the first quarter of 2007, as we continue to provide stability and liquidity for the financing of rental housing nationwide.

CONSOLIDATED BALANCE SHEETS ANALYSIS

The following discussion of our consolidated balance sheets should be read in conjunction with our unaudited consolidated financial statements, including the accompanying notes. Also see “INTERIM MD&A — CRITICAL ACCOUNTING POLICIES AND ESTIMATES” for more information concerning our more significant accounting policies and estimates applied in determining our reported financial position.

Retained Portfolio

As of March 1, 2008 the voluntary growth limit on our retained portfolio is no longer in effect.

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Table 81 provides detail regarding the mortgage loans and mortgage-related securities in our retained portfolio.

Table 81 — Characteristics of Mortgage Loans and Mortgage-Related Securities in our Retained Portfolio

	March 31, 2008			December 31, 2007
	Fixed	Variable		Fixed	Variable
	Rate	Rate	Total	Rate	Rate	Total
	(in millions)

Mortgage loans:
Single-family(1)
Conventional:(2)
Interest-only	$311	$985	$1,296	$246	$1,434	$1,680
Amortizing	23,649	1,345	24,994	20,461	1,266	21,727

Total conventional	23,960	2,330	26,290	20,707	2,700	23,407
RHS/FHA/VA	1,206	—	1,206	1,182	—	1,182

Total single-family	25,166	2,330	27,496	21,889	2,700	24,589
Multifamily(3)	56,429	4,409	60,838	53,114	4,455	57,569

Total mortgage loans	81,595	6,739	88,334	75,003	7,155	82,158

PCs and Structured Securities:(1)(4)
Single-family	257,795	86,399	344,194	269,896	84,415	354,311
Multifamily	269	2,387	2,656	2,522	137	2,659

Total PCs and Structured Securities	258,064	88,786	346,850	272,418	84,552	356,970

Non-Freddie Mac mortgage-related securities:(1)
Agency mortgage-related securities:(5)
Fannie Mae:
Single-family	23,072	29,745	52,817	23,140	23,043	46,183
Multifamily	692	156	848	759	163	922
Ginnie Mae:
Single-family	449	172	621	468	181	649
Multifamily	63	—	63	82	—	82

Total agency mortgage-related securities	24,276	30,073	54,349	24,449	23,387	47,836

Non-agency mortgage-related securities:
Single-family:
Subprime(6)	479	92,590	93,069	498	100,827	101,325
Alt-A and other(7)	3,604	46,136	49,740	3,762	47,551	51,313
Commercial mortgage-backed securities	25,360	39,141	64,501	25,709	39,095	64,804
Obligations of states and political subdivisions(8)	14,135	50	14,185	14,870	65	14,935
Manufactured housing(9)	1,222	212	1,434	1,250	222	1,472

Total non-agency mortgage-related securities(10)	44,800	178,129	222,929	46,089	187,760	233,849

Total unpaid principal balance of retained portfolio	$408,735	$303,727	712,462	$417,959	$302,854	720,813

Premiums, discounts, deferred fees, impairments of unpaid principal balances and other basis adjustments			240			(655)
Net unrealized losses on mortgage-related securities, pre-tax			(24,762)			(10,116)
Allowance for loan losses on mortgage loans held-for-investment			(356)			(256)

Total retained portfolio per consolidated balance sheets			$687,584			$709,786

(1)	Variable-rate single-family mortgage loans and mortgage-related securities include those with a contractual coupon rate that, prior to contractual maturity, is either scheduled to change or is subject to change based on changes in the composition of the underlying collateral. Single-family mortgage loans also include mortgages with balloon/reset provisions.
(2)	Includes $1.9 billion and $2.2 billion as of March 31, 2008 and December 31, 2007, respectively, of mortgage loans categorized as Alt-A due solely to reduced documentation standards at the time of loan origination. Although we do not categorize our single-family loans into prime or subprime, we recognize that certain of the mortgage loans in our retained portfolio exhibit higher risk characteristics. Total single-family loans include $1.3 billion at both March 31, 2008 and December 31, 2007, of loans with higher-risk characteristics, which we define as loans with original LTV ratios greater than 90% and borrower credit scores less than 620 at the time of loan origination. See “INTERIM MD&A — CREDIT RISKS — Mortgage Credit Risk — Table 109 — Characteristics of Single-Family Mortgage Portfolio” for more information on LTV ratios and credit scores.
(3)	Variable-rate multifamily mortgage loans include only those loans that, as of the reporting date, have a contractual coupon rate that is subject to change.
(4)	For our PCs and Structured Securities, we are subject to the credit risk associated with the underlying mortgage loan collateral.
(5)	Agency mortgage-related securities are generally not separately rated by nationally recognized statistical rating organizations, but are viewed as having a level of credit quality at least equivalent to non-agency mortgage-related securities AAA-rated or equivalent.
(6)	Single-family non-agency mortgage-related securities backed by subprime residential loans include significant credit enhancements, particularly through subordination. For information about how these securities are rated, see “Table 84 — Investments in Non-Agency Securities backed by Subprime and Alt-A and Other Loans in our Retained Portfolio”, “Table 85 — Ratings of Non-Agency Mortgage-Related Securities backed by Subprime Loans at March 31, 2008”, and “Table 86 — Ratings of Non-Agency Mortgage-Related Securities backed by Subprime Loans at March 31, 2008 and May 5, 2008”.
(7)	Single-family non-agency mortgage-related securities backed by Alt-A and other mortgage loans include significant credit enhancements, particularly through subordination. For information about how these securities are rated, see “Table 84 — Investments in Non-Agency Securities backed by Subprime and Alt-A and Other Loans in our Retained Portfolio”, “Table 88 — Ratings of Non-Agency Mortgage-Related Securities backed by Alt-A Loans at March 31, 2008”, and “Table 89 — Ratings of Non-Agency Mortgage-Related Securities backed by Alt-A and Other Loans at March 31, 2008 and May 5, 2008”.
(8)	Consist of mortgage revenue bonds. Approximately 63% and 67% of these securities held at March 31, 2008 and December 31, 2007, respectively, were AAA-rated as of those dates, based on the lowest rating available.
(9)	At March 31, 2008 and December 31, 2007, 33% and 34%, respectively, of mortgage-related securities backed by manufactured housing bonds were rated BBB− or above, based on the lowest rating available. For the same dates, 93% of manufactured housing bonds had credit enhancements, including primary monoline insurance that covered 24% of the manufactured housing bonds. At both March 31, 2008 and December 31, 2007, we had secondary insurance on 72% of these bonds that were not covered by the primary monoline insurance. Approximately 27% and 28% of these mortgage-related securities were backed by manufactured housing bonds AAA-rated at March 31, 2008 and December 31, 2007, respectively, based on the lowest rating available.
(10)	Credit ratings for most non-agency mortgage-related securities are designated by no fewer than two nationally recognized statistical rating organizations. Approximately 84% and 96% of total non-agency mortgage-related securities held at March 31, 2008 and December 31, 2007, respectively, were AAA-rated as of those dates, based on the lowest rating available.

154	Freddie Mac

The unpaid principal balance of our retained portfolio decreased slightly at March 31, 2008 compared to December 31, 2007. The unpaid principal balance of our mortgage-related securities held in our retained portfolio decreased by $14.5 billion during the first quarter of 2008, while our mortgage loans balance increased by $6.2 billion over the same period. The overall net decrease in the unpaid principal balance of our retained portfolio was primarily due to our efforts to maintain our capital above mandatory limits required by OFHEO. Our mandatory target capital surplus was reduced by OFHEO to 20% from 30% above our statutory minimum capital requirement on March 19, 2008 and we have taken steps to redeploy capital to take advantage of favorable OAS levels in the second quarter of 2008.

155	Freddie Mac

Table 82 summarizes amortized cost, estimated fair values and corresponding gross unrealized gains and gross unrealized losses for available-for-sale securities and estimated fair values for trading securities by major security type held in our retained portfolio.

Table 82 — Available-for-Sale Securities and Trading Securities in our Retained Portfolio

		Gross	Gross
		Unrealized	Unrealized
	Amortized Cost	Gains	Losses	Fair Value
	(in millions)

March 31, 2008
Retained portfolio:
Available-for-sale mortgage-related securities:
Freddie Mac	$263,021	$3,516	$(1,568)	$264,969
Fannie Mae	36,278	455	(163)	36,570
Ginnie Mae	457	21	—	478
Subprime	93,023	2	(17,089)	75,936
Alt-A and other	49,840	11	(10,976)	38,875
Commercial mortgage-backed securities	64,616	160	(1,719)	63,057
Manufactured housing	1,109	137	(22)	1,224
Mortgage revenue bonds	14,103	66	(813)	13,356

Total available-for-sale mortgage-related securities	$522,447	$4,368	$(32,350)	$494,465

Trading mortgage-related securities:
Freddie Mac				$88,397
Fannie Mae				18,010
Ginnie Mae				216
Other				35

Total trading mortgage-related securities				$106,658

December 31, 2007
Retained portfolio:
Available-for-sale mortgage-related securities:
Freddie Mac	$346,569	$2,981	$(2,583)	$346,967
Fannie Mae	45,688	513	(344)	45,857
Ginnie Mae	545	19	(2)	562
Subprime	101,278	12	(8,584)	92,706
Alt-A and other	51,456	15	(2,543)	48,928
Commercial mortgage-backed securities	64,965	515	(681)	64,799
Manufactured housing	1,149	131	(12)	1,268
Mortgage revenue bonds	14,783	146	(351)	14,578

Total available-for-sale mortgage-related securities	$626,433	$4,332	$(15,100)	$615,665

Trading mortgage-related securities:
Freddie Mac				$12,216
Fannie Mae				1,697
Ginnie Mae				175
Other				1

Total trading mortgage-related securities				$14,089

March 31, 2007
Retained portfolio:
Available-for-sale mortgage-related securities:
Freddie Mac	$352,339	$1,728	$(4,551)	$349,516
Fannie Mae	43,349	392	(501)	43,240
Ginnie Mae	664	18	(4)	678
Subprime	120,985	51	(74)	120,962
Alt-A and other	56,764	65	(267)	56,562
Commercial mortgage-backed securities	50,966	234	(694)	50,506
Manufactured housing	1,143	167	—	1,310
Mortgage revenue bonds	13,781	296	(42)	14,035

Total available-for-sale mortgage-related securities	$639,991	$2,951	$(6,133)	$636,809

Trading mortgage-related securities
Freddie Mac				$7,085
Fannie Mae				905
Ginnie Mae				211

Total trading mortgage-related securities				$8,201

156	Freddie Mac

Table 83 shows the fair value of available-for-sale securities held in our retained portfolio as of March 31, 2008 and December 31, 2007 that have been in a gross unrealized loss position less than 12 months or greater than 12 months.

Table 83 — Available-For-Sale Securities Held in Our Retained Portfolio in a Gross Unrealized Loss Position

	Less than 12 months		12 months or Greater		Total
		Gross		Gross		Gross
		Unrealized		Unrealized		Unrealized
March 31, 2008	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses
			(in millions)

Retained portfolio:
Mortgage-related securities:
Freddie Mac	$36,370	$(512)	$44,743	$(1,056)	$81,113	$(1,568)
Fannie Mae	5,078	(22)	8,070	(141)	13,148	(163)
Ginnie Mae	36	—	3	—	39	—
Subprime	49,118	(10,052)	26,606	(7,037)	75,724	(17,089)
Alt-A and other	23,795	(7,473)	14,825	(3,503)	38,620	(10,976)
Commercial mortgage-backed
securities	22,996	(581)	28,014	(1,138)	51,010	(1,719)
Manufactured housing	332	(17)	50	(5)	382	(22)
Obligations of state and political subdivisions	7,801	(526)	2,100	(287)	9,901	(813)

Total available-for-sale securities in a gross unrealized loss position	$145,526	$(19,183)	$124,411	$(13,167)	$269,937	$(32,350)

December 31, 2007

Retained portfolio:
Mortgage-related securities:
Freddie Mac	$22,546	$(254)	$135,966	$(2,329)	$158,512	$(2,583)
Fannie Mae	4,728	(17)	15,214	(327)	19,942	(344)
Ginnie Mae	2	—	74	(2)	76	(2)
Subprime	87,004	(8,021)	5,213	(563)	92,217	(8,584)
Alt-A and other	33,509	(2,029)	14,525	(514)	48,034	(2,543)
Commercial mortgage-backed securities	8,652	(154)	26,207	(527)	34,859	(681)
Manufactured housing	435	(11)	24	(1)	459	(12)
Obligations of state and political subdivisions	7,735	(264)	1,286	(87)	9,021	(351)

Total available-for-sale securities in a gross unrealized loss position	$164,611	$(10,750)	$198,509	$(4,350)	$363,120	$(15,100)

At March 31, 2008, our gross unrealized losses on available-for-sale mortgage-related securities were $32.4 billion. Included in these losses are gross unrealized losses of $29.8 billion related to non-agency mortgage-related securities backed by subprime, Alt-A and other loans and commercial mortgage-backed securities. Approximately 96% of these securities are investment grade (i.e., rated BBB− or better on a Standard & Poor’s or equivalent scale). We believe that these unrealized losses on non-agency mortgage-related securities as of March 31, 2008, were principally a result of decreased liquidity and larger risk premiums in the non-agency mortgage market. Our review of these securities backed by subprime and Alt-A and other included cash flow analyses based on default and prepayment assumptions and our consideration of all available information. While it is possible that under certain conditions, defaults and severity of losses on these securities could exceed our subordination and credit enhancement levels and a principal loss could occur, we do not believe that those conditions are probable as of March 31, 2008. As a result of our reviews, we have not identified any securities in our available-for-sale portfolio that are probable of incurring a contractual principal or interest loss. Based on our ability and intent to hold our available-for-sale securities for a sufficient time to recover all unrealized losses and our consideration of all available information, we have concluded that the reduction in fair value of these securities is temporary as of March 31, 2008.

The evaluation of these unrealized losses for other than temporary impairment contemplates numerous factors. We perform the evaluation on a security-by-security basis considering all available information. Important factors include the length of time and extent to which the fair value has been less than book value; the impact of changes in credit ratings (i.e., rating agency downgrades); our intent and ability to retain the security in order to allow for a recovery in fair value; and an analysis of cash flows based on default and prepayment assumptions. Implicit in the cash flow analysis is information relevant to expected cash flows (such as default and prepayment assumptions) that also underlies the other impairment factors mentioned above, and we qualitatively consider all available information when assessing whether an impairment is other-than-temporary. The relative importance of this information varies based on the facts and circumstances surrounding each security, as well as the economic environment at the time of assessment. Based on the results of this evaluation, if it is determined that the impairment is other than temporary, the carrying value of the security is written down to fair value, and a loss is recognized through earnings. We consider all available information in determining the recovery period and anticipated holding periods for our available-for-sale securities. Because we are a portfolio investor, we generally hold available-for-sale securities in our retained portfolio to maturity. An important underlying factor we consider in determining the period to recover unrealized losses on our available-for-sale securities is the estimated life of the security. Since most of our available-for-sale securities are prepayable, the average life is far shorter than the contractual maturity.

157	Freddie Mac

We have concluded that the unrealized losses included in Table 83 are temporary since we have the ability and intent to hold to recovery. These conclusions are based on the following analysis by security type.

•	Freddie Mac and Fannie Mae securities. The unrealized losses on agency securities are primarily a result of movements in interest rates. These securities generally fit into one of two categories:

Unseasoned Securities — These securities are desirable for a resecuritization. We frequently resecuritize agency securities, typically unseasoned pass-through securities. In these resecuritization transactions, we typically retain an interest representing a majority of the cash flows, but consider the resecuritization to be a sale of all of the securities for purposes of assessing if an impairment is other-than-temporary. As these securities have generally been recently acquired, they generally have coupon rates and dollar prices close to par, so any decline in the fair value of these agency securities is minor. This means that the decline could be recovered easily, and we expect that the recovery period would be in the near term. Notwithstanding this, we do recognize other-than-temporary impairments on any of these securities that are likely to be sold, which are determined through a thorough identification process in which management evaluates the population of securities that is eligible to be included in future resecuritization transactions, and determines the specific securities that are likely to be included in resecuritizations expected to occur given current market conditions. If any of the identified securities are in a loss position, other-than-temporary impairment is recorded because management cannot assert that it has the intent to hold such securities to recovery. Any additional losses realized upon sale result from further declines in fair value. For these securities that are not likely to be sold, we expect to recover any unrealized losses by holding them to recovery.

Seasoned Securities — These securities are not desirable for a resecuritization. We hold the seasoned agency securities that are in an unrealized loss position at least to recovery. Typically, we hold all seasoned agency securities to maturity. As the principal and interest on these securities are guaranteed and as we have the intent and ability to hold these securities, any unrealized loss will be recovered.

•	Non-agency securities backed by subprime, Alt-A and other loans and commercial mortgage-backed securities. We believe the unrealized losses the non-agency mortgage-related securities are primarily a result of decreased liquidity and larger risk premiums. Our review of these securities included expected cash flow analyses based on default and prepayment assumptions. We have not identified any bonds in the portfolio that are probable of incurring a contractual principal or interest loss. As such, and based on our consideration of all available information and our ability and intent to hold these securities for a period of time sufficient to recover all unrealized losses, we have concluded that the impairment of these securities is temporary. Most of these securities are investment grade (i.e., rated BBB− or better on a Standard and Poor’s, or S&P, or equivalent scale).

Our review of the securities backed by subprime and Alt-A and other included cash flow analyses of the underlying collateral, including the collectibility of amounts that would be recovered from monoline insurers. We stress test the key assumptions in these analyses to determine whether our securities would receive their contractual payments in adverse credit environments. These tests simulate the distribution of cash flows from the underlying loans to the securities that we hold considering different default rate and severity assumptions. These tests are performed on a security-by-security basis for all our securities backed by subprime and Alt-A loans. We have concluded that the assumptions required for us to not receive all of our contractual cash flows on any one security are not probable. We also considered the impact of credit rating downgrades, including downgrades subsequent to December 31, 2007. In so doing, we have noted widespread inconsistencies in how securities with similar credit characteristics are rated, and noted that the cash flow analyses we performed indicates that it is not probable that we will not receive all of our contractual cash flows. While we consider credit ratings in our analysis, we believe that our detailed security-by-security cash flow stress test provides a more consistent view of the ultimate collectibility of contractual amounts due to us since it considers the specific credit performance and credit enhancement position of each security using the same criteria.

Furthermore, we considered significant declines in fair value between March 31, 2008 and May 5, 2008. Based on our review, default levels and actual severity experienced were within the range of underlying assumptions included in our stress test of cash flows. Based on our cash flow analyses, our consideration of all available information, and given that we have the intent and ability to hold these securities to recovery, we determined the further declines in value did not result in the impairment being other-than-temporary.

As a result of our review, we have not identified any securities in our available-for-sale portfolio where we believe it is probable a contractual principal or interest loss will be incurred. Based on this review, on our ability and intent to hold our available-for-sale securities for a sufficient time to recover all unrealized losses, and on our consideration of all available information, we have concluded that the reduction in fair value of these securities is temporary. This analysis is conducted on a quarterly basis and is subject to change as new information regarding delinquencies, severities, loss timing, prepayments, and other factors becomes available.

158	Freddie Mac

Table 84 — Investments in Non-Agency Securities backed by Subprime and Alt-A and Other Loans in our Retained Portfolio

	Unpaid		Gross					Current %
Non-agency mortgage-related	Principal	Amortized	Unrealized	Collateral	Original	March 31, 2008	Current	Investment
securities backed by:	Balance	Cost	Losses	Delinquency(1)	% AAA(2)	% AAA	% AAA(3)	Grade(4)
	(in millions)

Subprime loans:
First lien	$92,101	$92,066	$(16,652)	27%	100%	71%	58%	91%
Second lien	968	957	(437)	9%	99%	13%	13%	59%

Total non-agency mortgage-related securities, backed by subprime loans	$93,069	$93,023	$(17,089)	27%	100%	70%	57%	91%

Alt-A and other loans:
Alt-A	$44,936	$45,034	$(9,734)	11%	100%	98%	98%	99%
Other(5)	4,804	4,806	(1,242)		99%	100%	84%	96%

Total non-agency mortgage-related securities, backed by Alt-A and other loans	$49,740	$49,840	$(10,976)		100%	98%	97%	99%

(1)	Determined based on loans that are 60 days or more past due that underlie the securities.
(2)	Reflects the composition of the portfolio that was AAA-rated as of the date of our acquisition of the security, based on the lowest rating available.
(3)	Reflects the AAA-rated composition of the securities as of May 5, 2008, based on the lowest rating available.
(4)	Reflects the composition of these securities with credit ratings of BBB– or above as of May 5, 2008, based on unpaid principal balance and the lowest rating available.
(5)	Includes securities backed by FHA/VA mortgages, home-equity lines of credit and other residential loans deemed to be Alt-A collateral.

Non-agency Mortgage-related Securities Backed by Subprime Loans — Participants in the mortgage market often characterize single-family loans based upon their overall credit quality at the time of origination, generally considering them to be prime or subprime. There is no universally accepted definition of subprime. The subprime segment of the mortgage market primarily serves borrowers with poorer credit payment histories and such loans typically have a mix of credit characteristics that indicate a higher likelihood of default and higher loss severities than prime loans. Such characteristics might include a combination of high LTV ratios, low credit scores or originations using lower underwriting standards such as limited or no documentation of a borrower’s income. The subprime market helps certain borrowers by broadening the availability of mortgage credit.

With respect to our retained portfolio, at March 31, 2008 and December 31, 2007, we held investments of approximately $93 billion and $101 billion, respectively, of non-agency mortgage-related securities backed by subprime loans. These securities include significant credit enhancement, particularly through subordination, and 70% and 96% of these securities were AAA-rated at March 31, 2008 and December 31, 2007, respectively. The unrealized losses, net of tax, on these securities that are below AAA-rated are included in AOCI and totaled $7.8 billion and $847 million as of March 31, 2008 and December 31, 2007, respectively. In addition, there were $9.3 billion of unrealized losses included in AOCI on these securities that are AAA-rated, principally as a result of decreased liquidity and larger risk premiums in the subprime market. We receive substantial monthly remittances of principal repayments on these securities, which totaled more than $8 billion during the first quarter of 2008.

Table 85 shows the amortized cost and the unrealized losses of non-agency mortgage-related securities backed by subprime loans held at March 31, 2008 based on their rating as of March 31, 2008. Table 86 shows the percentage of the non-agency mortgage-related securities backed by subprime loans held at March 31, 2008 based on their ratings as of March 31, 2008 and May 5, 2008. Table 86 shows that the ratings of these securities have decreased since March 31, 2008; however, through June 30, 2008, we estimate that the gross unrealized losses on these securities have not changed significantly and we continue to receive substantial monthly remittances of principal repayments on these securities. To construct Tables 85 and 86, we used the lowest rating available for each security.

Table 85 — Ratings of Non-Agency Mortgage-Related Securities backed by Subprime Loans at March 31, 2008

	Unpaid		Gross
Credit Rating as of	Principal	Amortized	Unrealized	Collateral
March 31, 2008	Balance	Cost	Losses	Delinquency(1)
	(in millions)

Investment grade:
AAA-rated	$65,443	$65,410	$(9,322)	26%
Other	22,174	22,161	(5,987)	29%
Below investment grade	5,452	5,452	(1,780)	31%

	$93,069	$93,023	$(17,089)	27%

(1) Determined based on loans that are 60 days or more past due that underlie the securities.

159	Freddie Mac

Table 86 — Ratings of Non-Agency Mortgage-Related Securities backed by Subprime Loans at March 31, 2008 and May 5, 2008

	Credit Rating as of
% of Unpaid Principal Balance	March 31,	May 5,
at March 31, 2008	2008	2008

Investment Grade:
AAA-rated	70%	57%
Other	24%	34%
Below Investment Grade	6%	9%

	100%	100%

In evaluating these securities for other-than-temporary impairment, we noted and specifically considered that the percentage of securities that were AAA-rated and the percentage that were investment grade had decreased since acquisition and had further decreased from the latest balance sheet date to the release of these financial statements. Further, we expect this trend to continue in the near future. In performing this evaluation, we considered all available information, including the ratings of the securities. Although the ratings have declined, the ratings themselves are not determinative that a loss is probable.

In order to determine whether securities are other-than-temporarily impaired, we perform hypothetical stress test scenarios on our investments in non-agency mortgage-related securities backed by subprime loans on a security-by-security basis to assess changes in expected performance of the securities that could impact the collectability of our outstanding principal and interest. Two key factors that drive projected losses on the securities are default rates and average loss severity. In evaluating each scenario, we use numerous assumptions (in addition to the default rate and severity scenarios), including, but not limited to the timing of losses, prepayment rates, the collectability of excess interest, and interest rates that could materially impact the results.

The stress test scenarios are as follows: (1) 50% default rate and 50% average loss severity, (2) 50% default rate and 60% average loss severity, and (3) 60% default rate and 50% average loss severity. We believe that the stress default and severity assumptions that would indicate a potential loss are more severe than what we believe are probable based on both current delinquency and severity experience and historical data. Current collateral delinquency rates presented in Table 87 averaged 27 percent for first lien subprime loans, with ABX index average first lien severities approximating 40 percent.

We also perform related analyses where we use assumptions about the losses likely to result from the loans that are currently more than 60 days delinquent and then evaluate what percentage of the remaining loans (that are current or less than 60 days delinquent) would have to default to create a loss. The result of this analysis further supports our conclusions that the levels of defaults and severities necessary to create principal or interest shortfalls are not probable. This analysis is conducted on a quarterly basis and is subject to change as new information regarding delinquencies, severities, loss timing, prepayments, and other factors becomes available. These securities have not yet experienced significant cumulative losses and our credit enhancement levels continue to increase on almost all of our holdings. While it is possible that under certain conditions, defaults and loss severities on these securities could reach or even exceed the levels used for our stress test scenarios and a principal or interest loss could occur on certain individual securities, we do not believe that those conditions are probable as of March 31, 2008.

We disclose the estimated losses for non-agency mortgage-related securities backed by first lien subprime loans under three scenarios that provide for various constant default and loss severity rates against the outstanding underlying collateral of the securities. Table 87 provides the summary results of this analysis for our investments in non-agency mortgage-related securities backed by first lien subprime loans as of March 31, 2008. In addition to the stress tests scenarios, Table 87 also displays underlying collateral performance and credit enhancement statistics, by vintage and quartile of credit enhancement level. Within each of these quartiles, there is a distribution of both credit enhancement levels and delinquency performance, and individual security performance will differ from the cohort as a whole. Furthermore, some individual securities with lower subordination could have higher delinquencies.

160	Freddie Mac

Table 87 — Investments in Non-Agency Mortgage-Related Securities backed by First Lien Subprime Loans

		Underlying Collateral Performance
		Unpaid			Credit Enhancement Statistics			Stress Test Scenarios(5)
		Principal	Average		Average Credit	Minimum	Monoline	(in millions)
		Balance	3-Month	Collateral	Enhancement(3)	Current	Coverage	50d/50s	50d/60s	60d/50s
Acquisition Date	Quartile	(in millions)	CPR(1)	Delinquency(2)	(w/Monoline)	Subordination(4)	(in millions)(6)	NPV	NPV	NPV

2004 & Prior	1	$512	18	20%	39%	17%	$—	$—	$—	$1
2004 & Prior	2	506	19	20	63	49	—	—	—	—
2004 & Prior	3	583	19	21	93	81	273	—	—	—
2004 & Prior	4	472	18	18	100	100	472	—	—	—

2004 & Prior subtotal		$2,073	18	20	74	17	$745	$—	$—	$1

2005	1	$4,776	22	29	38	20	$—	$—	$—	$—
2005	2	4,719	23	33	46	41	—	—	—	—
2005	3	4,835	22	32	56	51	—	—	—	—
2005	4	5,066	24	31	80	63	1,279	—	—	—

2005 subtotal		$19,396	23	31	55	20	$1,279	$—	$—	$—

2006	1	$9,045	15	29	23	19	$—	$—	$—	$3
2006	2	9,070	16	34	28	26	—	—	—	—
2006	3	9,088	19	31	32	30	—	—	—	—
2006	4	9,071	27	34	39	34	—	—	—	—

2006 subtotal		$36,274	19	32	30	19	$—	$—	$—	$3

2007	1	$8,524	11	22	22	19	$—	$—	$6	$42
2007	2	8,583	11	23	26	25	—	—	—	—
2007	3	8,494	11	21	29	27	—	—	—	—
2007	4	8,757	11	15	44	31	1,317	—	—	—

2007 subtotal		$34,358	11	20	30	19	$1,317	$—	$6	$42

Total non-agency mortgage-related securities, backed by first lien subprime loans		$92,101	17	27	37	17	$3,341	$—	$6	$46

(1)	Represents the average constant prepayment rate, which is a measure of the compound annual rate for loan prepayments expressed as a percentage of the current outstanding loan balance for each category.
(2)	Determined based on loans that are 60 days or more past due that underlie the securities.
(3)	Consists of subordination, financial guarantees (including monoline insurance coverage), and other credit enhancements.
(4)	Reflects the current credit enhancement of the lowest security in each quartile.
(5)	Reflects the present value of projected losses based on the disclosed hypothetical cumulative default and loss severity rates against the outstanding collateral balance.
(6)	Represents the amount of unpaid principal balance covered by monoline insurance coverage. This amount does not represent the maximum amount of losses we could recover, as the monoline insurance also covers interest.

As previously discussed, we generally do not classify our investments in single-family mortgage loans within our retained portfolio as either prime or subprime; however, we recognize that there are mortgage loans in our retained portfolio with higher risk characteristics. We estimate that there are $1.3 billion as of both March 31, 2008 and December 31, 2007, of loans with higher-risk characteristics, which we define as loans with original LTV ratios greater than 90% and borrower credit scores less than 620 at the time of loan origination.

On December 6, 2007, the American Securitization Forum, or ASF, working with various constituency groups as well as representatives of U.S. federal government agencies, issued the Streamlined Foreclosure and Loss Avoidance Framework for Securitized Subprime ARM Loans, or the ASF Framework. The ASF Framework provides guidance for servicers to streamline borrower evaluation procedures and to facilitate the use of foreclosure and loss prevention efforts in an attempt to reduce the number of U.S. subprime residential mortgage borrowers who might default during 2008 because the borrowers cannot afford the increased payments after the interest rate is reset, or adjusted, on their mortgage loans. The ASF Framework is focused on subprime, first-lien, ARMs that have an initial fixed interest rate period of 36 months or less, are included in securitized pools, were originated between January 1, 2005 and July 31, 2007, and have an initial interest rate reset date between January 1, 2008 and July 31, 2010 (defined as “Subprime ARM Loans” within the ASF Framework). We have not applied the approach in the ASF Framework and it has not had any impact on the off-balance sheet treatment of our qualifying special-purpose-entities that hold loans meeting the related Subprime ARM Loan criteria. Under the ASF Framework, Subprime ARM Loans are divided into the following segments:

•	Segment 1 — those where the borrowers are expected to refinance their loans if they are unable or unwilling to meet their reset payment obligations;

•	Segment 2 — those where the borrower is unlikely to refinance into any readily available mortgage product and whose existing loan may be modified to extend the initial interest-rate reset period. Criteria to categorize these loans include an original or estimated current LTV of greater than 97%, credit score less than 660 and other criteria that would otherwise make the loan FHA ineligible;

•	Segment 3 — those where the borrower is unlikely to refinance into any readily available mortgage product and the servicer is expected to pursue available loss mitigation actions.

As of March 31, 2008, approximately $22 million of mortgage loans that back our PCs and Structured Securities meet the qualifications of segment 2, Subprime ARM Loan. Our loss mitigation approach for Subprime ARM Loans

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under the ASF Framework is the same as any other delinquent loan underlying our PCs and Structured Securities. Refer to, “INTERIM MD&A — CREDIT RISKS — Mortgage Credit Risk — Loss Mitigation Activities” for a description of our approach to loss mitigation activity.

Non-agency Mortgage-related Securities Backed by Alt-A and Other Loans — Many mortgage market participants classify single-family loans with credit characteristics that range between their prime and subprime categories as Alt-A. Although there is no universally accepted definition of Alt-A, industry participants have used this classification principally to describe loans for which the underwriting process has been streamlined in order to reduce the documentation requirements of the borrower or allow alternative documentation.

We invest in non-agency mortgage-related securities backed by Alt-A loans in our retained portfolio. We have classified these securities as Alt-A if the securities were labeled as Alt-A when sold to us or if we believe the underlying collateral includes a significant amount of Alt-A loans. We believe that approximately $50 billion and $51 billion of our single-family non-agency mortgage-related securities that are not backed by subprime loans are generally backed by Alt-A mortgage loans at March 31, 2008 and December 31, 2007, respectively. We have focused our purchases on credit-enhanced, senior tranches of these securities, which provide additional protection due to subordination. We had unrealized losses on these securities totaling $11.0 billion and $2.5 billion as of March 31, 2008 and December 31, 2007, respectively. We estimate that the declines in fair values for most of these securities have been due to decreased liquidity and larger risk premiums in the mortgage market. We receive substantial monthly remittances of principal repayments on these securities, which totaled more than $2 billion during the first quarter of 2008.

Table 88 shows the amortized cost and the unrealized losses of non-agency mortgage-related securities backed by Alt-A loans held at March 31, 2008 based on their rating as of March 31, 2008. Table 89 shows the percentage of the non-agency mortgage-related securities backed by Alt-A and other loans held at March 31, 2008 based on their ratings as of March 31, 2008 and May 5, 2008. To construct Tables 88 and 89, we used the lowest rating available for each security.

Table 88 — Ratings of Non-Agency Mortgage-Related Securities backed by Alt-A and Other Loans at March 31, 2008

	Unpaid		Gross
Credit Rating as of	Principal	Amortized	Unrealized	Collateral
March 31, 2008	Balance	Cost	Losses	Delinquency(1)
		(in millions)

Investment grade:
AAA-rated	$44,542	$44,640	$(9,611)	11%
Other	—	—	—	—
Below investment grade	394	394	(123)	22%

	$44,936	$45,034	$(9,734)	11%

(1) Determined based on loans that are 60 days or more past due that underlie the securities.

Table 89 — Ratings of Non-Agency Mortgage-Related Securities backed by Alt-A Loans at March 31, 2008 and May 5, 2008

% of Unpaid Principal Balance	Credit Rating as of
at March 31, 2008	March 31, 2008	May 5, 2008

Investment Grade:
AAA-rated	98%	97%
Other	1%	2%
Below Investment Grade	1%	1%

	100%	100%

In evaluating these securities for other-than-temporary impairment, we noted and specifically considered that the percentage of securities that were AAA-rated and the percentage that were investment grade had decreased since acquisition and had further decreased from the latest balance sheet date to the release of these financial statements. Further, we expect this trend to continue in the near future. In performing this evaluation, we considered all available information, including the ratings of the securities. Although the ratings have declined, the ratings themselves are not determinative that a loss is probable.

In order to determine whether securities are other-than-temporarily impaired, we perform hypothetical stress test scenarios on our investments in non-agency mortgage-related securities backed by Alt-A and other loans on a security-by-security basis to assess changes in expected performance of the securities that could impact the collectability of our outstanding principal and interest. Two key factors that drive projected losses on the securities are default rates and average loss severity. In evaluating each scenario, we make numerous assumptions (in addition to the default rate and severity scenarios), including, but not limited to the timing of losses, prepayment rates, the collectability of excess interest, and interest rates that could materially impact the results.

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The stress test scenarios for these securities are as follows: (1) 20% default rate and 40% average loss severity; (2) 20% default rate and 50% average loss severity, and (3) and 30% default rate and 40% average loss severity. We believe that the stress default and severity assumptions that would indicate a potential loss are more severe than those currently implied by collateral performance and conditions and in comparison to those experienced under recent historical examples of weaker performing sectors of the market. Current collateral delinquency rates presented in Table 90 averaged 11 percent and Alt-A industry data indicate average severities of less than 40 percent.

We also perform a related analysis where we use assumptions about the losses likely to result from the loans that are currently more than 60 days delinquent and then evaluate what percentage of the remaining loans (that are current or less than 60 days delinquent) would have to default to create a loss. The result of this analysis further supports our conclusions that the levels of defaults and severities necessary to create principal or interest shortfalls are not probable. This analysis is conducted on a quarterly basis and is subject to change as new information regarding delinquencies, severities, loss timing, prepayments, and other factors becomes available. These securities have not yet experienced significant cumulative losses and our credit enhancement levels continue to increase on almost all of our holdings. While it is possible that under certain conditions, defaults and loss severities on these securities could reach or even exceed the levels used for our stress test scenarios and a principal or interest loss could occur on certain individual securities, we do not believe that those conditions are probable as of March 31, 2008.

We disclose the estimated losses for non-agency mortgage-related securities backed by Alt-A loans under three scenarios that provide for various constant default and loss severity rates against the outstanding underlying collateral of the securities. Table 90 provides the summary results of this analysis for our investments in non-agency mortgage-related securities backed by Alt-A loans as of March 31, 2008. In addition to the stress test scenarios, Table 90 also displays underlying collateral performance and credit enhancement statistics, by vintage and quartile of credit enhancement level. Within each of these quartiles, there is a distribution of both credit enhancement levels and delinquency performance, and individual security performance will differ from the cohort as a whole. Furthermore, some individual securities with lower subordination could have higher delinquencies.

Table 90 — Investments in Non-Agency Mortgage-Related Securities backed by Alt-A Loans

		Underlying Collateral Performance
		Unpaid			Credit Enhancement Statistics			Stress Test Scenarios(5)
		Principal	Average		Average Credit	Minimum	Monoline	(in millions)
		Balance	3-Month	Collateral	Enhancement(3)	Current(4)	Coverage	20d/40s	20d/50s	30d/40s
Acquisition Date	Quartile	(in millions)	CPR(1)	Delinquency(2)	(w/Monoline)	Subordination	(in millions)(6)	NPV	NPV	NPV

2004 & Prior	1	$1,588	14	2%	9%	6%	$—	$8	$21	$44
2004 & Prior	2	1,583	15	4	13	12	—	—	2	9
2004 & Prior	3	1,602	20	7	16	14	—	—	—	1
2004 & Prior	4	1,628	25	15	58	21	623	—	—	—

2004 & Prior subtotal		$6,401	19	7	24	6	$623	$8	$23	$54

2005	1	$3,417	11	4	8	5	$—	$53	$107	$172
2005	2	3,459	17	8	13	10	—	—	2	18
2005	3	3,375	17	13	19	17	—	—	—	1
2005	4	3,569	17	15	35	22	207	—	—	—

2005 subtotal		$13,820	15	10	19	5	$207	$53	$109	$191

2006	1	$3,523	11	13	9	4	$—	$22	$45	$69
2006	2	3,891	12	14	12	12	—	—	—	—
2006	3	3,841	11	10	17	14	—	—	3	12
2006	4	4,024	11	17	41	23	581	—	—	—

2006 subtotal		$15,279	11	14	20	4	$581	$22	$48	$81

2007	1	$2,296	9	13	7	5	$—	$12	$27	$43
2007	2	2,306	10	9	11	8	—	—	—	1
2007	3	2,366	9	8	18	13	—	—	—	1
2007	4	2,468	10	11	35	27	—	—	—	—

2007 subtotal		$9,436	10	10	18	5	$—	$12	$27	$45

Total non-agency mortgage-related securities, backed by Alt-A loans		$44,936	13	11	20	4	$1,411	$95	$207	$371

(1)	Represents the average constant prepayment rate, which is a measure of the compound annual rate for loan prepayments expressed as a percentage of the current outstanding loan balance for each category.
(2)	Determined based on loans that are 60 days or more past due that underlie the securities.
(3)	Consists of subordination, financial guarantees (including monoline insurance coverage), and other credit enhancements.
(4)	Reflects the current credit enhancement of the lowest security in each quartile.
(5)	Reflects the present value of projected losses based on the disclosed hypothetical cumulative default and loss severity rates against the outstanding collateral balance.
(6)	Represents the amount of unpaid principal balance covered by monoline insurance coverage. This amount does not represent the maximum amount of losses we could recover, as the monoline insurance also covers interests.

Commercial Mortgage-Backed Securities — We perform a similar expected cash flow analysis to determine whether we will receive all of the contractual payments due to us. Virtually all of these securities are currently AAA-rated. Since we generally hold these securities to maturity, our cash flow analysis have lead us to conclude that we have the

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ability and intent to hold to a recovery. In 2006, OFHEO required us to sell commercial mortgage backed securities with mixed use collateral. Accordingly, an impairment was recognized on these securities because we no longer had the intent to hold to a recovery.

•	Obligations of states and political subdivisions. These obligations are comprised of mortgage revenue bonds. The unrealized losses on obligations of states and political subdivisions are primarily a result of movements in interest rates. The extent and duration of the decline in fair value relative to the amortized cost have met our criteria for determining that the impairment of these securities is temporary and no other facts or circumstances existed to suggest that the decline was other-than-temporary. The issuer guarantees related to these securities have led us to conclude that any credit risk is minimal.

Table 91 below illustrates the gross realized gains and gross realized losses from the sale of available-for-sale securities.

Table 91 — Gross Realized Gains and Gross Realized Losses on Available-For-Sale Securities in Our Retained Portfolio

	Three Months Ended
	March 31,
	2008	2007
	(in millions)

Gross Realized Gains
Retained portfolio:
Mortgage-related securities issued by:
Freddie Mac	$191	$42
Fannie Mae	9	—
Other	—	3
Obligations of states and political subdivisions	26	—

Total mortgage-related securities gross realized gains	226	45

Gross Realized Losses
Retained portfolio:
Mortgage-related securities issued by:
Freddie Mac	(7)	(11)
Obligations of states and political Subdivisions	(4)	—

Total mortgage-related securities gross realized losses	(11)	(11)

Net realized gains	$215	$34

During the first quarter of 2008 and 2007, we recorded impairments related to investments in securities of $71 million and $56 million, respectively. The majority of the impairments recorded in the first quarter of 2008 related to mortgage revenue bonds where the duration of the unrealized loss prior to impairment was less than 12 months and the balance of related mostly to non-agency securities backed by subprime or manufactured housing loans.

Derivative Assets and Liabilities, Net at Fair Value

Table 92 shows the notional or contractual amounts and fair value for each derivative type and the maturity profile of the derivative positions. The fair values of the derivative positions are presented on a product-by-product basis, without netting by counterparty.

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Table 92 — Derivative Fair Values and Maturities

	March 31, 2008
			Fair Value(1)
	Notional or	Total Fair	Less than	1 to 3	Greater than 3	In Excess
	Contractual Amount	Value(2)	1 Year	Years	and up to 5 Years	of 5 Years
	(dollars in millions)

Interest-rate swaps:
Receive-fixed:
Swaps	$292,346	$8,009	$276	$4,151	$1,427	$2,155
Weighted-average fixed rate(3)			4.71%	3.82%	4.01%	5.13%
Forward-starting swaps(4)	33,901	904	—	3	39	862
Weighted-average fixed rate(3)			—	4.84%	5.03%	4.82%

Total receive-fixed	326,247	8,913	276	4,154	1,466	3,017

Basis (floating to floating)	17,988	1	—	2	—	(1)
Pay-fixed:
Swaps	338,090	(16,304)	(311)	(3,606)	(2,805)	(9,582)
Weighted-average fixed rate(3)			5.22%	4.16%	4.79%	4.87%
Forward-starting swaps(4)	87,360	(4,716)	—	—	—	(4,716)
Weighted-average fixed rate(3)			—	—	—	5.63%

Total pay-fixed	425,450	(21,020)	(311)	(3,606)	(2,805)	(14,298)

Total interest-rate swaps	769,685	(12,106)	(35)	550	(1,339)	(11,282)

Option-based:
Call swaptions
Purchased	242,022	9,684	956	2,313	2,177	4,238
Written	3,500	(70)	(34)	(36)	—	—
Put swaptions
Purchased	29,675	641	113	86	14	428
Written	7,150	(190)	—	(119)	(71)	—
Other option-based derivatives(5)	56,330	(34)	(15)	—	(2)	(17)

Total option-based	338,677	10,031	1,020	2,244	2,118	4,649

Futures	134,633	172	168	4	—	—
Foreign-currency swaps	15,441	4,836	66	2,553	1,580	637
Forward purchase and sale commitments	77,597	411	411	—	—	—
Swap guarantee derivatives	1,414	(4)	—	—	—	(4)

Subtotal	1,337,447	3,340	$1,630	$5,351	$2,359	$(6,000)

Credit derivatives	8,858	15

Total	$1,346,305	$3,355

(1)	Fair value is categorized based on the period from March 31, 2008 until the contractual maturity of the derivative.
(2)	The value of derivatives on our consolidated balance sheets is reported as derivative assets, net and derivative liability, net, and includes derivative interest receivable or (payable), net, trade/settle receivable or (payable), net and derivative cash collateral (held) or posted, net. Fair value excludes derivative interest receivable, net of $1.4 billion, trade/settle payable, net of $0.4 billion and derivative cash collateral held, net of $4.2 billion at March 31, 2008.
(3)	Represents the notional weighted average rate for the fixed leg of the swaps.
(4)	Represents interest-rate swap agreements that are scheduled to begin on future dates ranging from less than one year to ten years.
(5)	Primarily represents written options, including guarantees of stated final maturity of issued Structured Securities and written call options on PCs we issued.

Table 93 summarizes the change in derivative fair values.

Table 93 — Changes in Derivative Fair Values

	Three Months Ended
	March 31,(1)
	2008	2007
	(in millions)
Beginning balance — net asset (liability)	$4,790	$7,720
Net change in:
Forward purchase and sale commitments	84	(10)
Credit derivatives	5	1
Other derivatives:(2)
Changes in fair value	(258)	(560)
Fair value of new contracts entered into during the period(3)	92	70
Contracts realized or otherwise settled during the period	(1,358)	(1,293)

Ending balance — net asset (liability)	$3,355	$5,928

(1)	The value of derivatives on our consolidated balance sheets is reported as derivative assets, net and derivative liability, net, and includes derivative interest receivable or (payable), net, trade/settle receivable or (payable), net and derivative cash collateral (held) or posted, net. Fair value excludes derivative interest receivable, net of $1.4 billion, trade/settle payable, net of $0.4 billion and derivative cash collateral held, net of $4.2 billion at March 31, 2008. Fair value excludes derivative interest receivable, net of $1.7 billion, trade/settle receivable or (payable), net of $— and derivative cash collateral held, net of $6.2 billion at December 31, 2007. Fair value excludes derivative interest receivable, net of $2.3 billion, trade/settle receivable or (payable), net of $— billion and derivative cash collateral held, net of $9.5 billion at January 1, 2007.
(2)	Includes fair value changes for interest-rate swaps, option-based derivatives, futures and foreign-currency swaps and interest-rate caps.
(3)	Consists primarily of cash premiums paid or received on options.

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Table 94 provides information on our outstanding written and purchased swaption and option premiums at March 31, 2008 and December 31, 2007, based on the original premium receipts or payments.

Table 94 — Outstanding Written and Purchased Swaption and Option Premiums

	Original Premium	Original Weighted
	Amount (Paid)	Average Life to	Remaining Weighted
	Received	Expiration	Average Life
	(dollars in millions)
Purchased:(1)
At March 31, 2008	$(5,369)	7.6 years	5.7 years
At December 31, 2007	$(5,478)	7.8 years	6.0 years
Written:(2)
At March 31, 2008	$324	2.4 years	2.1 years
At December 31, 2007	$87	3.0 years	2.6 years

(1)	Purchased options exclude callable swaps.
(2)	Excludes written options on guarantees of stated final maturity of Structured Securities.

Guarantee Asset

See “INTERIM MD&A — CONSOLIDATED RESULTS OF OPERATIONS — Non-Interest Income — Gains (Losses) on Guarantee Asset” for a description of, and an attribution of other changes in, the guarantee asset. Table 95 summarizes the changes in the guarantee asset balance.

Table 95 — Changes in Guarantee Asset

	Three Months Ended
	March 31,
	2008	2007
	(in millions)

Beginning balance	$9,591	$7,389
Additions, net	937	736

Return of investment on guarantee asset	(474)	(396)
Changes in fair value of future management and guarantee fees	(920)	(127)

Gains (losses) on guarantee asset	(1,394)	(523)

Ending balance	$9,134	$7,602

The increase in additions, net, during the first quarter of 2008 compared to the first quarter of 2007 is due to increases in our management and guarantee fee rates and, to a lesser extent, an increase in our overall issuance volume. Our management and guarantee fee rates for fixed-rate product increased due to increased net buy-up and buy-down activity.

The losses on guarantee assets for the first quarter of 2008 increased compared to the first quarter of 2007. This increase is due to a greater decline in interest rates and a decrease in market valuations of excess servicing, interest-only securities during the first quarter of 2008 compared to the first quarter of 2007.

Guarantee Obligation

See “INTERIM MD&A — CONSOLIDATED RESULTS OF OPERATIONS — Non-Interest Income — Income on Guarantee Obligation” for a description of the components of the guarantee obligation. Table 96 summarizes the changes in the guarantee obligation balance.

Table 96 — Changes in Guarantee Obligation

	Three Months Ended
	March 31,
	2008	2007
	(in millions)

Beginning balance	$13,712	$9,482
Transfer-out to the loan loss reserve(1)	(6)	—
Deferred guarantee income of newly-issued guarantees	1,132	1,045
Amortization income:
Static effective yield	(580)	(377)
Cumulative catch-up	(589)	(53)

Income on guarantee obligation	(1,169)	(430)

Ending balance	$13,669	$10,097

(1)	Represents portions of the guarantee obligation that correspond to incurred credit losses reclassified to reserve for guarantee losses on PCs.

The primary drivers affecting our guarantee obligation balances are our credit guarantee business volumes, fair values of performance obligations on new guarantees and liquidation rates on the existing portfolio. On January 1, 2008, we adopted SFAS 157, which amended FIN 45. Upon implementation of SFAS 157, we changed the manner in which we measure the guarantee obligation we record for all of our newly-issued guarantees. Effective January 1, 2008, the fair value of the guarantee obligation for all newly-issued guarantee contracts is measured as being equal to the total compensation received

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for providing the guarantee, as a practical expedient. Therefore, we no longer recognize losses or defer gains at the inception of our guarantee contracts. However, guarantee obligations created before January 1, 2008 were not affected by the adoption of SFAS 157 and will continue to be subsequently amortized into earnings using a static effective yield method. For further information regarding accounting and measurement of our guarantee obligation, see “NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — Change in Accounting Principles” in the notes to our unaudited consolidated financial statements. This change had a significant positive impact on our financial results for the first quarter of 2008.

Deferred guarantee income of newly-issued guarantees increased slightly for the first quarter of 2008, compared to the first quarter of 2007. The increase was primarily a result of the higher volume of guarantee issuances during the first quarter of 2008 as compared to the first quarter of 2007, but partially offset by our change in approach to determining fair value at initial issuance of our guarantees. Prior to 2008 we used market-based information for similar obligations to derive fair values and in the first quarter of 2007, these values were negatively impacted by expectation of higher credit costs and increased uncertainty in the mortgage market. We issued $116 billion and $114 billion of our PCs and Structured Securities during the first quarters of 2008 and 2007, respectively. See “INTERIM MD&A — CONSOLIDATED RESULTS OF OPERATIONS — Non-Interest Income — Income on Guarantee Obligation” for a discussion of amortization income related to our guarantee obligation.

Total Stockholders’ Equity

Total stockholders’ equity decreased $10.7 billion during the first quarter of 2008. This decrease was primarily a result of a net loss of $0.2 billion in the first quarter of 2008, a $11.2 billion net decrease in AOCI, and $0.4 billion of common and preferred stock dividends declared, which was partially offset by an increase of $1.0 billion to our beginning retained earnings as a result of the adoption of SFAS 159. The balance of AOCI at March 31, 2008 was a net loss of approximately $22.3 billion, net of taxes, compared to a net loss of $11.1 billion, net of taxes, at December 31, 2007. The increase in the net loss in AOCI was primarily attributable to unrealized losses on our non-agency single-family mortgage-related securities backed by subprime loans and Alt-A loans with changes in net unrealized losses, net of taxes, recorded in AOCI of $11.0 billion at March 31, 2008. In addition, we reclassified a net gain of $0.9 billion, net of taxes, from AOCI to retained earnings in adopting SFAS 159 that was partially offset by an increase in the value of agency mortgage-related securities classified as available-for-sale securities as well as the reclassification from AOCI to earnings of deferred losses related to closed cash flow hedges. See “INTERIM MD&A — CONSOLIDATED BALANCE SHEETS ANALYSIS — Retained Portfolio” for more information regarding mortgage-related securities backed by subprime loans and Alt-A loans.

CONSOLIDATED FAIR VALUE BALANCE SHEETS ANALYSIS

See “ANNUAL MD&A — CONSOLIDATED FAIR VALUE BALANCE SHEETS ANALYSIS” for information on what is included in our consolidated fair value balance sheets. See “NOTE 14: FAIR VALUE DISCLOSURES — Table 14.4 — Consolidated Fair Value Balance Sheets” to our unaudited consolidated financial statements for our fair value balance sheets. See “INTERIM MD&A — CRITICAL ACCOUNTING POLICIES AND ESTIMATES” as well as “NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES” and “NOTE 14: FAIR VALUE DISCLOSURES” to our unaudited consolidated financial statements for more information on fair values. During the first quarter of 2008 our fair value results as presented in our consolidated fair value balance sheets were affected by several improvements in our approach for estimating the fair value of certain financial instruments. We use a number of financial models in the preparation of our consolidated fair value balance sheets. See “INTERIM MD&A — CONTROLS AND PROCEDURES” and “RISK FACTORS” and “ANNUAL MD&A — QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK — Interest-Rate Risk and Other Market Risks” for information concerning the risks associated with our use of these models.

Table 97 shows our summary of change in the fair value of net assets.

Table 97 — Summary of Change in the Fair Value of Net Assets

	Three Months Ended
	March 31,
	2008	2007
	(in billions)

Beginning balance	$12.6	$31.8
Changes in fair value of net assets, before capital transactions	(17.4)	—
Capital transactions:
Dividends, share repurchases and issuances, net	(0.4)	0.1

Ending balance	$(5.2)	$31.9

Discussion of Fair Value Results

During the first quarter of 2008, the fair value of net assets, before capital transactions, decreased by $17.4 billion, while it remained unchanged during the first quarter of 2007. At March 31, 2008, our fair value results were impacted by several changes in our approach for estimating the fair value of certain financial instruments, primarily related to our

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valuation of our guarantee obligation as a result of our adoption of SFAS 157 on January 1, 2008. These changes resulted in a net increase in the fair value of total net assets of approximately $4.6 billion (after-tax). For a further discussion of our adoption of SFAS 157 and information concerning our valuation approach related to our guarantee obligation, see “NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — Change in Accounting Principles” to our unaudited consolidated financial statements. The payment of common stock and preferred stock dividends, net of reissuance of treasury stock, in the first quarter of 2008 reduced total fair value by $0.4 billion. The fair value of net assets as of March 31, 2008 was $(5.2) billion, compared to $12.6 billion as of December 31, 2007.

Our attribution of changes in the fair value of net assets relies on models, assumptions and other measurement techniques that evolve over time. The following attribution of changes in fair value reflects our current estimate of the items presented (on a pre-tax basis) and excludes the effect of returns on capital and administrative expenses.

During the first quarter of 2008, our investment activities decreased fair value by approximately $23.2 billion. This estimate includes declines in fair value of approximately $28.8 billion attributable to net mortgage-to-debt OAS widening. Of this amount, approximately $18.9 billion was related to the impact of the net mortgage-to-debt OAS widening on our portfolio of non-agency, single-family mortgage-related asset-backed securities.

During the first quarter of 2007, our investment activities increased fair value by approximately $0.7 billion. This estimate includes declines in fair value of approximately $0.3 billion attributable to the net widening of mortgage-to-debt OAS.

The impact of mortgage-to-debt OAS widening during the first quarter of 2008 increases the likelihood that, in future periods, we will be able to recognize core spread income from our investment activities at a higher spread level. We estimate that, in the first quarter of 2008, we recognized core spread income at a net mortgage-to-debt OAS level of approximately 105 to 180 basis points, as compared to approximately 25 to 30 basis points estimated in the first quarter of 2007. As market conditions change, our estimate of expected fair value gains from OAS may also change, leading to significantly different fair value results.

During the first quarter of 2008, our credit guarantee activities, including our single-family whole loan credit exposure, decreased fair value by an estimated $3.0 billion. This estimate includes an increase in the single-family guarantee obligation of approximately $9.8 billion, primarily attributable to the effect of guarantee contract price increases announced during the first quarter of 2008. This increase in the single-family guarantee obligation was partially offset by a reduction of $7.1 billion in the fair value of our guarantee obligation recorded on January 1, 2008, as a result of our adoption of SFAS 157.

Our credit guarantee activities, including our whole loan credit exposure, decreased fair value by approximately $1.2 billion during the first quarter of 2007. This estimate includes a reduction in fair value related to our single-family guarantee obligation of approximately $2.0 billion attributable mainly to the increased uncertainty in the mortgage market.

LIQUIDITY AND CAPITAL RESOURCES

See “ANNUAL MD&A — LIQUIDITY AND CAPITAL RESOURCES” for information on how our business activities require liquidity and our sources of cash.

Debt Securities

Table 98 summarizes the par value of the debt securities we issued, based on settlement dates, during the first quarter of 2008 and 2007. We seek to maintain a variety of consistent, active funding programs that promote high-quality coverage by market makers and reach a broad group of institutional and retail investors. By diversifying our investor base and the types of debt securities we offer, we believe we enhance our ability to maintain continuous access to the debt markets under a variety of market conditions.

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Table 98 — Debt Security Issuances by Product, at Par Value(1)

	Three Months Ended
	March 31,
	2008	2007
	(in millions)

Short-term debt:
Reference Bills® securities and discount notes	$183,496	$130,646
Medium-term notes — callable	3,600	1,900

Total short-term debt	187,096	132,546
Long-term debt:
Medium-term notes — callable	59,720	38,611
Medium-term notes — non-callable	20,998	14,264
U.S. dollar Reference Notes® securities — non-callable	14,000	17,000

Total long-term debt(2)	94,718	69,875

Total debt securities issued	$281,814	$202,421

(1)	Exclude securities sold under agreements to repurchase and federal funds purchased, lines of credit and securities sold but not yet purchased.
(2)	For the first quarter of 2008 and 2007, there were no amounts accounted for as debt exchanges.

Subordinated Debt

During the first quarter of 2008, we did not call or issue any Freddie SUBS® securities. At both March 31, 2008 and December 31, 2007, the balance of our subordinated debt outstanding was $4.5 billion. Our subordinated debt in the form of Freddie SUBS® securities is a component of our risk management and disclosure commitments with OFHEO (described in “INTERIM MD&A — RISK MANAGEMENT AND DISCLOSURE COMMITMENTS”).

Credit Ratings

Our ability to access the capital markets and other sources of funding, as well as our cost of funds, is highly dependent upon our credit ratings. Table 99 indicates our credit ratings at July 17, 2008.

Table 99 — Freddie Mac Credit Ratings

Nationally Recognized Statistical
Rating Organization
	Standard & Poor’s	Moody’s	Fitch

Senior long-term debt(1)	AAA	Aaa	AAA
Short-term debt(2)	A-1+	P-1	F1+
Subordinated debt(3)	AA−(4)	Aa2	AA−
Preferred stock	AA−(4)	A1(5)	A+(6)

(1)	Consists of medium-term notes, U.S. dollar Reference Notes® securities and €Reference Notes® securities.
(2)	Consists of Reference Bills® securities and discount notes.
(3)	Consists of Freddie SUBS® securities only.
(4)	The outlook on this rating is negative.
(5)	This rating is on review for possible downgrade.
(6)	This rating is on negative watch.

Equity Securities

See “Core Capital” and “RECENT SALES OF UNREGISTERED SECURITIES” for information about issuances and repurchases of our equity securities in the first quarter of 2008.

Cash and Investments Portfolio

See “ANNUAL MD&A — LIQUIDITY AND CAPITAL RESOURCES — Liquidity — Cash and Investments Portfolio” for information on our cash and investments portfolio. At March 31, 2008, the investments in this portfolio consisted of liquid non-mortgage-related securities, principally commercial paper and asset-backed securities, that we could sell or finance to provide us with an additional source of liquidity to fund our business operations. During the first quarter of 2008, we increased the balance of our cash and investments portfolio by $23.6 billion due to an increase in commercial paper, which we expect to use to increase our retained portfolio in the second quarter of 2008.

Retained Portfolio

Our retained portfolio assets are a significant capital resource and can be used as a source of funding, if needed. However, during the first quarter of 2008, the market for non-agency securities backed by subprime and Alt-A mortgages became significantly less liquid, which resulted in lower transaction volumes, wider credit spreads and lower investor demand for these assets. Also, during the first quarter, the percentages of the non-agency securities backed by subprime mortgages that were AAA-rated and the total rated as investment grade, based on the lowest rating available, decreased from 96% to 70% and from 100% to 94%, respectively. We expect this trend to continue in the near future. These market conditions limit the availability of these assets as a source of funds; however, we continue to receive substantial monthly remittances from the underlying collateral. In addition, we have the intent and ability to hold these securities until recovery and we do not currently expect the cash flows from these securities to negatively impact our liquidity, as we believe the

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levels of defaults and severities necessary to create a principal or interest shortfall on these securities are not probable as of March 31, 2008. See “INTERIM MD&A — CONSOLIDATED BALANCE SHEETS ANALYSIS — Retained Portfolio” for more information.

Cash Flows

Our cash and cash equivalents decreased $0.2 billion to $8.3 billion during the first quarter of 2008. Cash flows used for operating activities in the first quarter of 2008 were $6.0 billion, which primarily reflected a reduction in cash as a result of declines in cash received for interest income, increases in purchases of held-for-sale mortgage loans, remittances of payments for PC pools that we administer as trustee and increases in cash paid for income taxes. Cash flows used for investing activities in the first quarter of 2008 were $13.5 billion, primarily due to net cash proceeds from purchases and sales of available-for-sale and trading securities in our investment portfolio, offset by securities purchased under agreements to resell and federal funds sold. Cash flows provided by financing activities in the first quarter of 2008 were $19.3 billion, largely attributable to proceeds from the issuance of debt securities, net of repayments.

SFAS 159 requires the classification of trading securities based on the purpose for which the securities were acquired. Upon adoption of SFAS 159, effective January 1, 2008, we classified our trading securities as investing activities because we intend to hold these securities for investment purposes. Prior to our adoption of SFAS 159, we classified cash flows on all trading securities as operating activities. As a result, the operating and investing activities on our consolidated statements of cash flows have been impacted with this change.

Our cash and cash equivalents decreased $1.4 billion to $10.0 billion during the first quarter of 2007. Cash flows provided by operating activities in the first quarter of 2007 were $1.2 billion, which primarily reflected an increase in cash received for interest income. Cash flows used for investing activities in the first quarter of 2007 were $7.7 billion, primarily due to a net increase in securities purchased under agreements to resell and federal funds sold. Cash flows provided by financing activities in the first quarter of 2007 were $5.2 billion, largely attributable to the net proceeds from the net issuance of long-term debt and the net issuance of preferred stock.

Capital Adequacy

On March 19, 2008, OFHEO, Fannie Mae and Freddie Mac announced an initiative to increase mortgage market liquidity. In conjunction with this initiative, OFHEO reduced our mandatory target capital surplus to 20% above our statutory minimum capital requirement, and we announced that we will begin the process to raise capital and maintain overall capital levels well in excess of requirements while the mortgage markets recover. We estimated at March 31, 2008 that we exceeded each of our regulatory capital requirements, in addition to the 20% mandatory target capital surplus.

In connection with this initiative, we committed to OFHEO to raise $5.5 billion of new core capital through one or more offerings, which will include both common and preferred securities. The timing, amount and mix of securities to be offered will depend on a variety of factors, including prevailing market conditions and our SEC registration process, and is subject to approval by our board of directors. OFHEO has informed us that, upon completion of these offerings, our mandatory target capital surplus will be reduced from 20% to 15%. OFHEO has also informed us that it intends a further reduction of our mandatory target capital surplus from 15% to 10% upon completion of our SEC registration process, our completion of the remaining Consent Order requirement (i.e., the separation of the positions of Chairman and Chief Executive Officer), our continued commitment to maintain capital well above OFHEO’s regulatory requirement and no material adverse changes to ongoing regulatory compliance. We reduced the dividend on our common stock in December 2007.

The sharp decline in the housing market and volatility in financial markets continued to adversely affect our capital, including our ability to manage to our regulatory capital requirements and the 20% mandatory target capital surplus. Factors that could adversely affect the adequacy of our capital in future periods include our ability to execute our planned capital raising transaction; GAAP net losses; continued declines in home prices; increases in our credit and interest-rate risk profiles; adverse changes in interest-rate or implied volatility; adverse OAS changes; impairments of non-agency mortgage-related securities; counterparty downgrades; downgrades of non-agency mortgage-related securities (with respect to regulatory risk-based capital); legislative or regulatory actions that increase capital requirements; or changes in accounting practices or standards. See “NOTE 9: REGULATORY CAPITAL” to our unaudited consolidated financial statements for further information regarding our regulatory capital requirements and “NOTE 9: REGULATORY CAPITAL” to our audited consolidated financial statements for further information regarding OFHEO’s capital monitoring framework.

To help manage to our regulatory capital requirements and the 20% mandatory target capital surplus, we may consider measures in the future such as reducing or rebalancing risk, limiting growth or reducing the size of our retained portfolio, slowing purchases into our credit guarantee portfolio, issuing additional preferred or convertible preferred stock and issuing common stock.

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Our ability to execute any of these actions or their effectiveness may be limited and we might not be able to manage to the 20% mandatory target capital surplus. For example, if we are not able to manage to the 20% mandatory target capital surplus, OFHEO may, among other things, seek to require us to (a) submit a plan for remediation or (b) take other remedial steps. In addition, OFHEO has discretion to reduce our capital classification by one level if OFHEO determines that we are engaging in conduct OFHEO did not approve that could result in a rapid depletion of core capital or determines that the value of property subject to mortgage loans we hold or guarantee has decreased significantly. See “RISK FACTORS,” “BUSINESS — Regulation and Supervision — Office of Federal Housing Enterprise Oversight — Capital Standards and Dividend Restrictions” and “NOTE 9: REGULATORY CAPITAL — Classification” to our audited consolidated financial statements for information regarding additional potential actions OFHEO may seek to take against us.

Core Capital

During the first quarter of 2008, our core capital increased approximately $0.5 billion. This increase was primarily due to the adoption of SFAS 159, which resulted in an increase to retained earnings of $1.0 billion. This increase was partially offset by common and preferred stock dividends declared of $0.4 billion and a net loss of $0.2 billion. See “NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — Change in Accounting Principles” to our unaudited consolidated financial statements for further information regarding the impact of implementation of SFAS 159.

During the first quarter of 2007, we added approximately $0.1 billion to core capital primarily from a net increase in the balance of non-cumulative, perpetual preferred stock of $0.5 billion as well as the cumulative effect of a change in accounting principle of $0.2 billion, partially offset by a net loss of $0.1 billion and the payment of common and preferred stock dividends totaling $0.4 billion. During the first quarter of 2007, we also issued $1.1 billion of non-cumulative, perpetual preferred stock, consisting of $0.5 billion to complete the planned replacement of $2.0 billion of common stock with an equal amount of preferred stock and $0.6 billion to replace higher-cost preferred stock that we redeemed during the first quarter of 2007.

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PORTFOLIO BALANCES AND ACTIVITIES

Table 100 — Total Mortgage Portfolio and Segment Portfolio Composition(1)

	March 31,	December 31,
	2008	2007
	(in millions)

Total mortgage portfolio:
Retained portfolio:
Single-family mortgage loans	$27,496	$24,589
Multifamily mortgage loans	60,838	57,569

Total mortgage loans	88,334	82,158

Guaranteed PCs and Structured Securities in the retained portfolio	346,850	356,970

Non-Freddie Mac mortgage-related securities, agency	54,349	47,836
Non-Freddie Mac mortgage-related securities, non-agency	222,929	233,849

Total non-Freddie Mac mortgage-related securities	277,278	281,685

Total retained portfolio(2)	712,462	720,813

Guaranteed PCs and Structured Securities held by third parties:
Single-family PCs and Structured Securities	1,417,273	1,363,613
Single-family Structured Transactions	8,769	9,351
Multifamily PCs and Structured Securities	10,302	7,999
Multifamily Structured Transactions	883	900

Total guaranteed PCs and Structured Securities held by third parties	1,437,227	1,381,863

Total mortgage portfolio	$2,149,689	$2,102,676

Segment portfolios:
Investments — Mortgage-related investment portfolio:
Single-family mortgage loans	$27,496	$24,589
Guaranteed PCs and Structured Securities in the retained portfolio	346,850	356,970
Non-Freddie Mac mortgage-related securities in the retained portfolio	277,278	281,685

Total Investments — Mortgage-related investment portfolio(3)	$651,624	$663,244

Single-family Guarantee — Credit guarantee portfolio:
Single-family PCs and Structured Securities in the retained portfolio	$333,448	$343,071
Single-family PCs and Structured Securities held by third parties	1,417,273	1,363,613
Single-family Structured Transactions in the retained portfolio	10,746	11,240
Single-family Structured Transactions held by third parties	8,769	9,351

Total Single-family Guarantee — Credit guarantee portfolio	$1,770,236	$1,727,275

Multifamily — Guarantee and loan portfolios:
Multifamily loan portfolio	$60,838	$57,569
Multifamily PCs and Structured Securities(4)	12,958	10,658
Multifamily Structured Transactions	883	900

Total Multifamily guarantee portfolio	13,841	11,558

Total Multifamily — Guarantee and loan portfolios	$74,679	$69,127

Less: Guaranteed PCs and Structured Securities in the retained portfolio(5)	(346,850)	(356,970)

Total mortgage portfolio	$2,149,689	$2,102,676

(1)	Based on unpaid principal balance and excludes mortgage loans and mortgage-related securities traded, but not yet settled.
(2)	See “INTERIM MD&A — CONSOLIDATED BALANCE SHEETS ANALYSIS — Table 81 — Characteristics of Mortgage Loans and Mortgage-Related Securities in our Retained Portfolio” for a reconciliation of our retained portfolio amounts shown in this table to the amounts shown under such caption in conformity with GAAP on our consolidated balance sheets.
(3)	Includes certain assets related to Single-family Guarantee activities and Multifamily activities.
(4)	Includes multifamily PCs and Structured Securities both in our retained portfolio and held by third parties.
(5)	The amount of PCs and Structured Securities in our retained portfolio is included in both our segments’ mortgage-related and guarantee portfolios and thus deducted in order to reconcile to our total mortgage portfolio. These securities are managed by the Investments segment, which receives related interest income; however, the Single-family and Multifamily segments manage and receive associated management and guarantee fees.

During the first quarter of 2008 and 2007, our total mortgage portfolio grew at an annualized rate of 9% and 14%, respectively. Our new business purchases consist of mortgage loans and non-Freddie Mac mortgage-related securities that are purchased for our retained portfolio or serve as collateral for our issued PCs and Structured Securities. We generate a significant portion of our mortgage purchase volume through several key mortgage lenders. Table 101 summarizes purchases into our total mortgage portfolio.

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Table 101 — Total Mortgage Portfolio Activity Detail(1)

	Three Months Ended March 31,
	2008		2007
		% of		% of
		Purchase		Purchase
	Amount	Amounts	Amount	Amounts
	(dollars in millions)

New business purchases:
Single-family mortgage purchases:
Conventional:
30-year amortizing fixed-rate(2)	$96,659	78%	$75,788	64%
15-year amortizing fixed-rate	9,089	7	4,711	4
ARMs/adjustable-rate(3)	1,723	2	4,461	4
Interest-only(4)	9,976	8	29,139	25
Balloon/resets(5)	115	<1	16	<1
FHA/VA(6)	28	<1	126	<1
Rural Housing Service and other federally guaranteed loans	32	<1	36	<1

Total single-family	117,622	95	114,277	97

Multifamily:
Conventional and other	6,445	5	3,139	3

Total multifamily	6,445	5	3,139	3

Total mortgage purchases	124,067	100	117,416	100

Non-Freddie Mac mortgage-related securities purchased for Structured Securities:
Ginnie Mae Certificates	—	—	7	<1
Structured Transactions	106	<1	—	—

Total Non-Freddie Mac mortgage-related securities purchased for Structured Securities	106	<1	7	<1

Total single-family and multifamily mortgage purchases and total non-Freddie Mac mortgage-related securities purchased for Structured Securities	$124,173	100%	$117,423	100%

Non-Freddie Mac mortgage-related securities purchased into the retained portfolio:
Agency securities:
Fannie Mae:
Single-family:
Fixed-rate	$1,180		$321
Variable-rate	8,203		991

Total agency mortgage-related securities	9,383		1,312

Non-agency securities:
Single-family:
Fixed-rate	—		—
Variable-rate	618		21,300

Total single-family	618		21,300

Commercial mortgage-backed securities:
Single-family:
Fixed-rate	—		178
Variable-rate	215		6,005

Total commercial mortgage-backed securities	215		6,183

Mortgage revenue bonds:
Single-family:
Fixed-rate	27		245
Variable-rate	—		—

Total mortgage revenue bonds	27		245

Total non-agency mortgage-related securities	860		27,728

Total non-Freddie Mac mortgage-related securities purchased into the retained portfolio	10,243		29,040

Total new business purchases	$134,416		$146,463

Mortgage purchases with credit enhancements(7)	25%		14%
Mortgage liquidations	$86,431		$81,061
Mortgage liquidations rate (annualized)(7)	16%		18%
Freddie Mac securities repurchased into the retained portfolio:
Single-family:
Fixed-rate	$15,667		$16,544
Variable-rate	5,877		10,531

Total Freddie Mac securities repurchased into the retained portfolio	$21,544		$27,075

(1)	Based on unpaid principal balances. Excludes mortgage loans and mortgage-related securities traded but not yet settled. Also excludes net additions to our retained portfolio for delinquent mortgage loans and balloon/reset mortgages purchased out of PC pools.
(2)	Includes 40-year and 20-year fixed-rate mortgages.
(3)	Includes ARMs with 1-, 3-, 5-, 7- and 10-year initial fixed-rate periods.
(4)	Represents loans where the borrower pays interest only for a period of time before the borrower begins making principal payments.
(5)	Represents mortgages whose terms require lump sum principal payments on contractually determined future dates unless the borrower qualifies for and elects an extension of the maturity date at an adjusted interest-rate.
(6)	Excludes FHA/VA, loans that back Structured Transactions.
(7)	Based on total mortgage portfolio.

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Guaranteed PCs and Structured Securities

Guaranteed PCs and Structured Securities represent the unpaid principal balances of the mortgage-related securities we issue or otherwise guarantee. Table 102 presents the distribution of underlying mortgage assets for our PCs and Structured Securities.

Table 102 — Guaranteed PCs and Structured Securities(1)

	March 31,	December 31,
	2008	2007
	(in millions)

Single-family:
Conventional:
30-year fixed-rate(2)	$1,141,073	$1,091,212
20-year fixed-rate	71,733	72,225
15-year fixed-rate	268,337	272,490
ARMs/adjustable-rate	86,999	91,219
Option ARMs	1,755	1,853
Interest-only(3)	163,701	159,028
Balloon/resets	15,795	17,242
FHA/VA	1,199	1,283
Rural Housing Service and other federally guaranteed loans	129	132

Total single-family	1,750,721	1,706,684
Multifamily:
Conventional and other	12,958	10,658

Total multifamily	12,958	10,658
Structured Securities backed by non-Freddie Mac mortgage-related securities:
Ginnie Mae Certificates(4)	1,211	1,268
Structured Transactions(5)	19,187	20,223

Total Structured Securities backed by non-Freddie Mac mortgage-related securities	20,398	21,491

Total guaranteed PCs and Structured Securities	$1,784,077	$1,738,833

(1)	Based on unpaid principal balances and excludes mortgage-related securities traded, but not yet settled. Includes long-term standby commitments for mortgage assets held by third parties that require that we purchase loans from lenders when these loans meet certain delinquency criteria.
(2)	Portfolio balances include $1,613 million and $1,762 million of 40-year fixed-rate mortgages at March 31, 2008 and December 31, 2007, respectively.
(3)	Includes both fixed- and variable-rate interest-only loans.
(4)	Ginnie Mae Certificates that underlie the Structured Securities are backed by FHA/VA loans.
(5)	Represents Structured Securities backed by non-agency securities that include prime, FHA/VA and subprime mortgage loan issuances.

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OFF-BALANCE SHEET ARRANGEMENTS

We enter into certain business arrangements that are not recorded on our consolidated balance sheets or may be recorded in amounts that differ from the full contract or notional amount of the transaction. Most of these arrangements relate to our financial guarantee and securitization activity for which we record guarantee assets and obligations and the related securitized assets are owned by third parties. See “ANNUAL MD&A — OFF-BALANCE SHEET ARRANGEMENTS” and “NOTE 2: FINANCIAL GUARANTEES AND SECURITIZED INTERESTS IN MORTGAGE-RELATED ASSETS” in the notes to our unaudited consolidated financial statements for more discussion of our off-balance sheet arrangements.

During the first quarter of 2008 and 2007 we entered into $— and $2.0 billion, respectively, of long-term standby commitments for mortgage assets held by third parties that require us to purchase loans from lenders when the loans subject to these commitments meet certain delinquency criteria. We have included these transactions in the reported activity and balances of our guaranteed PC and Structured Securities portfolio. Long-term standby commitments represented approximately 1% and 2% of the balance of our PCs and Structured Securities at March 31, 2008 and December 31, 2007, respectively.

As part of our credit guarantee business, we routinely enter into forward purchase and sale commitments for mortgage loans and mortgage-related securities. Some of these commitments are accounted for as derivatives. Their fair values are reported as either derivative assets, net or derivative liabilities, net on our consolidated balance sheets. Certain non-derivative commitments are related to commitments arising from mortgage swap transactions and commitments to purchase certain multifamily mortgage loans that will be classified as held-for-investment. These non-derivative commitments totaled $229.4 billion and $173.4 billion at March 31, 2008 and December 31, 2007, respectively. Such commitments are not accounted for as derivatives and are not recorded on our consolidated balance sheets.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with GAAP requires us to make a number of judgments, estimates and assumptions that affect the reported amounts of our assets, liabilities, income and expenses. Certain of our accounting policies, as well as estimates we make, are critical to the presentation of our financial condition and results of operations. They often require management to make difficult, complex or subjective judgments and estimates, at times, regarding matters that are inherently uncertain. Actual results could differ from our estimates and different judgments and assumptions related to these policies and estimates could have a material impact on our consolidated financial statements.

Our critical accounting policies and estimates relate to: (a) valuation of financial instruments; (b) derivative instruments and hedging activities; (c) allowances for loan losses and reserve for guarantee losses; (d) application of the static effective yield method to guarantee obligation; (e) application of the effective interest method; and (f) impairment recognition on investments in securities. For additional information about our critical accounting policies and estimates and other significant accounting policies, including recently issued accounting pronouncements, see “ANNUAL MD&A — CRITICAL ACCOUNTING POLICIES AND ESTIMATES” and “NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES” to our audited consolidated financial statements.

Fair Value Measurements

Effective January 1, 2008, we adopted SFAS 157, which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. See “Determination of Fair Value” for additional information about fair value hierarchy and measurements. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Upon adoption of SFAS 157 on January 1, 2008, we began estimating the fair value of our newly-issued guarantee obligations at their inception using the practical expedient provided by FIN 45, as amended by SFAS 157. Using the practical expedient, the initial guarantee obligation is recorded at an amount equal to the fair value of compensation received, inclusive of all rights related to the transaction, in exchange for our guarantee. As a result, we no longer record estimates of deferred gains or immediate, “day one” losses on most guarantees. In addition, amortization of the guarantee obligation will now more closely follow our economic release from risk under the guarantee. However, all unamortized amounts recorded prior to January 1, 2008 will continue to be deferred and amortized using existing amortization methods with respect to disclosure of the fair value of our guarantee obligation on the Fair Value Balance Sheet. Valuation of the guarantee obligation subsequent to initial recognition will use current pricing assumptions and related inputs. For information regarding our fair value methods and assumptions, see “NOTE 14: FAIR VALUE DISCLOSURES” to our unaudited consolidated financial statements.

Determination of Fair Value

SFAS 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value based on the inputs a market participant would use at the measurement date. Observable inputs reflect market data obtained from independent sources. Unobservable inputs reflect assumptions based on the best information available under the

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circumstances. Unobservable inputs shall be used to measure fair value to the extent that observable inputs are not available, or in situations where there is little, if any, market activity for an asset or liability at the measurement date. We use valuation techniques that maximize the use of observable inputs, where available, and minimize the use of unobservable inputs.

The three levels of the fair value hierarchy under SFAS 157 are described below:

Level 1:	Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities;

Level 2:	Quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; inputs other than quoted market prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data for substantially the full term of the assets; and

Level 3:	Unobservable inputs for the asset or liability that are supported by little or no market activity and that are significant to the fair values.

Our Level 1 financial instruments consist of exchange-traded derivatives where quoted prices exist for the exact instrument in an active market. Our Level 2 instruments generally consist of high credit quality agency and non-agency mortgage-related securities, non-mortgage-related asset-backed securities, interest-rate swaps, option-based derivatives and foreign-currency denominated debt. These instruments are generally valued through one of the following methods: (a) dealer or pricing service inputs with the value derived by comparison to recent transactions or similar securities and adjusting for differences in prepayment or liquidity characteristics; or (b) modeled through an industry standard modeling technique that relies upon observable inputs such as discount rates and prepayment assumptions.

Our Level 3 assets primarily consist of non-agency mortgage-related securities backed by subprime and Alt-A mortgage loans and our guarantee asset. While the non-agency mortgage-related securities are supported by little or no market activity in the first quarter of 2008, we value our non-agency mortgage-related securities based primarily on prices received from third party pricing services and prices received from dealers. The techniques used to value these instruments generally are either (a) a comparison to transactions of instruments with similar collateral and risk profiles; or (b) industry standard modeling such as the discounted cash flow model. For a large majority of the securities we value using dealers and pricing services, we obtain at least three independent prices. When three or more prices are received, we use the median of the prices. The models and related assumptions used by the dealers and pricing services are owned and managed by them. However, we have an understanding of their processes used to develop the prices provided to us based on our ongoing due diligence. We generally have formal discussions with our dealers and pricing service vendors on a quarterly basis to maintain a current understanding of the processes and inputs they use to develop prices. We make no adjustments to the individual prices we receive from third party pricing services or dealers for non-agency mortgage-related securities backed by subprime and Alt-A mortgage loans beyond calculating median prices and discarding certain prices that are not valid based on our validation procedures.

These validation procedures are executed to ensure that the individual prices we receive are consistent with our observations of the marketplace and prices that are provided to us by other dealers or pricing services. These processes include automated checks of prices for reasonableness based on variations from prices provided in previous periods, comparisons of prices to internally calculated expected prices and relative value comparisons based on specific characteristics of securities. To the extent we determine that a price provided to us is outside established parameters, we will further examine the price including follow up discussions with the specific pricing service or dealer and ultimately not use that price if we are not able to determine the price is valid. All of these processes are executed prior to the use of the prices in the financial statement process. We validate our prices using sources different from the sources we use to obtain the price. This process is performed by an independent control group separate from that which is responsible for obtaining the prices. The pricing and related validation process is overseen by a senior management valuation committee that is responsible for reviewing all pricing judgments, methods, controls and results. The prices provided to us consider the existence of credit enhancements, including monoline insurance coverage and the current lack of liquidity in the marketplace.

For a description of how we determine the fair value of our guarantee asset, see “NOTE 2: FINANCIAL GUARANTEES AND SECURITIZED INTERESTS IN MORTGAGE-RELATED ASSETS” to our unaudited consolidated financial statements.

We periodically evaluate our valuation techniques and may change them to improve our fair value estimates, to accommodate market developments or to compensate for changes in data availability and reliability or other operational constraints. We review a range of market quotes from pricing services or dealers and perform analysis of internal valuations on a monthly basis to confirm the reasonableness of the valuations. See “INTERIM MD&A — QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK— Interest-Rate Risk and Other Market Risks” for a discussion of market risks and our interest-rate sensitivity measures, PMVS and duration gap. In addition, see “NOTE 2: FINANCIAL GUARANTEES AND SECURITIZED INTERESTS IN MORTGAGE-RELATED ASSETS” to our unaudited consolidated

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financial statements for a sensitivity analysis of the fair value of our guarantee asset and other retained interests and the key assumptions utilized in fair value measurements.

Table 103 below summarizes our assets and liabilities measured at fair value on a recurring basis by level in the valuation hierarchy at March 31, 2008.

Table 103 — Summary of Assets and Liabilities at Fair Value on a Recurring Basis

	At March 31, 2008
	Assets						Liabilities
			Non-mortgage-related				Debt securities
	Mortgage-related securities		securities		Guarantee		denominated
	Available-for-sale,	Trading, at	Available-for-sale,	Derivative	asset, at		in foreign	Derivative
	at fair value	fair value	at fair value	assets, net(1)	fair value	Total(1)	currencies	liabilities, net(1)	Total(1)
	(dollars in millions)

Level 1	—%	—%	—%	1%	—%	—%	—%	—%	—%
Level 2	71	97	100	99	—	77	100	99	100
Level 3	29	3	—	—	100	23	—	1	—

Total	100%	100%	100%	100%	100%	100%	100%	100%	100%

Total GAAP Fair Value	$494,465	$106,658	$48,226	$1,037	$9,134	$659,520	$15,770	$903	$16,673

(1)	Based on gross fair value of derivative assets and derivative liabilities before counterparty netting, cash collateral netting and net derivative interest receivable or payable.

Changes in Level 3 recurring fair value measurements

At March 31, 2008, we measured and recorded on a recurring basis $156.8 billion, or approximately 23% of total assets, at fair value using significant unobservable inputs (Level 3), before the impact of counterparty and cash collateral netting across the levels of the fair value hierarchy. Our Level 3 assets consist of non-agency residential mortgage-related securities and our guarantee asset. We also measured and recorded on a recurring basis $113 million, or less than 1% of total liabilities, at fair value using significant unobservable inputs, before the impact of counterparty and cash collateral netting across the levels of the fair value hierarchy. Our Level 3 liabilities consist of derivative liabilities, net.

During the first quarter of 2008, our Level 3 assets increased because the market for non-agency mortgage-related securities became less liquid, resulting in lower transaction volumes, wider credit spreads and less transparent pricing for these assets. In addition, we have observed more variability in the quotations received from dealers and third-party pricing services. Consequently, we transferred $153.8 billion of Level 2 assets to Level 3 during the first quarter of 2008. These transfers were primarily within non-agency mortgage-related securities backed by subprime and Alt-A mortgage loans where inputs that are significant to their valuation became limited or unavailable. We concluded that the prices on these securities received from pricing services and dealers were reflective of significant unobservable inputs. We recorded $11.2 billion in additional losses primarily in AOCI on these transferred assets during the first quarter of 2008, which were included in our Level 3 reconciliation. See “NOTE 14: FAIR VALUE DISCLOSURES — Table 14.2 — Fair Value Measurements of Assets and Liabilities Using Significant Unobservable Inputs” to our unaudited consolidated financial statements for the Level 3 reconciliation. For discussion of types and characteristics of mortgage loans underlying our mortgage-related securities, see “INTERIM MD&A — CREDIT RISKS” and “INTERIM MD&A — CONSOLIDATED BALANCE SHEETS ANALYSIS — Table 81 — Characteristics of Mortgage Loans and Mortgage-Related Securities in our Retained Portfolio.”

Controls over Fair Value Measurement

To ensure that fair value measurements are appropriate and reliable, we employ control processes to validate the techniques and models we use. These control processes include review and approval of new transaction types, price verification and review of valuation judgments, methods and models. Where applicable, valuations are back tested comparing the settlement prices to where the fair values were measured.

Groups independent of our trading and investing function, including the Financial Valuation Control group and Valuation Committee, participate in the review and validation process. Financial Valuation Control performs monthly independent verification of prices and model inputs against sources other than those utilized in the primary pricing methodology. In addition, the Model Governance Committee is responsible for the review and approval of the pricing models used in our fair value measurements.

The Fair Value Option for Financial Assets and Financial Liabilities

Effective January 1, 2008, we adopted SFAS 159 for certain eligible financial instruments. This statement permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value in order to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The effect of the first measurement to fair value is reported as a cumulative-effect adjustment

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to the beginning balance of retained earnings. We elected the fair value option for certain available-for-sale mortgage-related securities that were identified as an economic offset to the changes in fair value of the guarantee asset caused by interest rate movements, foreign-currency denominated debt and investments in securities classified as available-for-sale securities and identified as within the scope of Emerging Issues Task Force 99-20, “Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to be Held by a Transferor in Securitized Financial Assets.” As a result of the adoption of SFAS 159, we recognized a $1.0 billion after-tax increase to our beginning retained earnings at January 1, 2008. For additional information on the impact of the election of the fair value option, see “NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — Changes in Accounting Principles” to our unaudited consolidated financial statements. For information regarding our fair value methods and assumptions, see “NOTE 14: FAIR VALUE DISCLOSURES” to our unaudited consolidated financial statements.

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QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our retained portfolio investment and credit guarantee activities expose us to three broad categories of risk: (a) interest-rate risk and other market risks; (b) credit risks; and (c) operational risks. Risk management is a critical aspect of our business. See “RISK FACTORS” for further information regarding these and other risks. We manage risk through a framework that recognizes primary risk ownership and management by our business areas. Within this framework, our executive management responsible for independent risk oversight monitors performance against our risk management strategies and established risk limits and reporting thresholds, identifies and assesses potential issues and provide oversight regarding changes in business processes and activities. See “INTERIM MD&A — CREDIT RISKS” for a discussion of credit risks. See “CONTROLS AND PROCEDURES” for a discussion of disclosure controls and procedures and internal control over financial reporting.

Interest-Rate Risk and Other Market Risks

Our interest-rate risk management objective is to protect stockholder value consistent with our housing mission and safe and sound operations in all interest-rate environments. We believe a disciplined approach to interest-rate risk management is essential to maintaining a strong and durable capital base and uninterrupted access to debt and equity capital markets. See “ANNUAL MD&A — QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK — Interest-Rate Risk and Other Market Risks” for more information, including about (a) PMVS and duration gap and (b) our use of derivatives and interest-rate risk management.

PMVS Results

Table 104 provides estimated PMVS-L and PMVS-YC results. Table 104 also provides PMVS-L estimates assuming an immediate 100 basis point shift in the LIBOR yield curve. Because we do not hedge all prepayment risk, the duration of our mortgage assets changes more rapidly as changes in interest rates increase. Accordingly, as shown in Table 104, the PMVS-L results based on a 100 basis point shift in the LIBOR curve are disproportionately higher than the PMVS-L results based on a 50 basis point shift in the LIBOR curve.

Table 104 — PMVS Assuming Shifts of the LIBOR Yield Curve

	Potential Pre-Tax Loss in
	Portfolio Market Value
	PMVS-YC	PMVS-L
	25 bps	50 bps	100 bps
	(in millions)

At:
March 31, 2008	$26	$590	$1,704
December 31, 2007	$42	$533	$1,681

Derivatives have enabled us to keep our interest-rate risk exposure at consistently low levels in a wide range of interest-rate environments. Table 105 shows that the low PMVS-L risk levels for the periods presented would generally have been higher if we had not used derivatives to manage our interest-rate risk exposure.

Table 105 — Derivative Impact on PMVS-L (50 bps)

	Before	After	Effect of
	Derivatives	Derivatives	Derivatives
	(in millions)

At:
March 31, 2008	$2,231	$590	$(1,641)
December 31, 2007	$1,371	$533	$(838)

The disclosure in our Monthly Volume Summary reports, which are available on our website at www.freddiemac.com, reflects the average of the daily PMVS-L, PMVS-YC and duration gap estimates for a given reporting period (a month, quarter or year).

Duration Gap Results

Our estimated average duration gap for the months of March 2008 and December 2007 was one month and zero month, respectively. A positive duration gap represents a greater exposure to rising interest rates, as it indicates that the duration of our assets exceeds the duration of our liabilities.

CREDIT RISKS

Our credit guarantee portfolio is subject primarily to two types of credit risk: institutional credit risk and mortgage credit risk. Institutional credit risk is the risk that a counterparty that has entered into a business contract or arrangement with us will fail to meet its obligations. Mortgage credit risk is the risk that a borrower will fail to make timely payments on a mortgage or security we own or guarantee. We are exposed to mortgage credit risk on our total mortgage portfolio because

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we either hold the mortgage assets or have guaranteed mortgages in connection with the issuance of a PC, Structured Security or other borrower performance commitment.

Mortgage and credit market conditions deteriorated in the second half of 2007 and have continued to deteriorate throughout the first quarter of 2008. Factors negatively affecting the mortgage and credit markets in recent months include:

•	lower levels of liquidity in institutional credit markets;

•	wider credit spreads;

•	rating agency downgrades of mortgage-related securities or counterparties;

•	declines in home prices nationally;

•	higher incidence of institutional insolvencies; and

•	higher levels of foreclosures and delinquencies, particularly with respect to non-traditional and subprime mortgage loans.

Institutional Credit Risk

Our primary institutional credit risk exposure arises from agreements with:

•	derivative counterparties;

•	mortgage seller/servicers;

•	mortgage insurers;

•	issuers, guarantors or third-party providers of credit enhancements (including bond insurers); and

•	mortgage investors.

See “ANNUAL MD&A — CREDIT RISKS — Institutional Credit Risk” for more information.

Derivative Counterparty Credit Risk

Our use of OTC interest-rate swaps, option-based derivatives and foreign-currency swaps is subject to rigorous internal credit and legal reviews. Our derivative counterparties carry external credit ratings among the highest available from major rating agencies. All of these counterparties are major financial institutions and are experienced participants in the OTC derivatives market. Table 106 summarizes our exposure to counterparty credit risk in our derivatives, which represents the net positive fair value of derivative contracts, related accrued interest and collateral held by us from our counterparties, after netting by counterparty as applicable (i.e., net amounts due to us under derivative contracts). This table is useful in understanding the counterparty credit risk related to our derivative portfolio.

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Table 106 — Derivative Counterparty Credit Exposure

	March 31, 2008
					Weighted Average
		Notional or	Total	Exposure,	Contractual
	Number of	Contractual	Exposure at	Net of	Maturity	Collateral Posting
Rating(1)	Counterparties(2)	Amount	Fair Value(3)	Collateral(4)	(in years)	Threshold
	(dollars in millions)

AAA	1	$500	$—	$—	7.6	Mutually agreed upon
AA+	2	101,532	425	20	5.0	$10 million or less
AA	9	493,670	1,308	106	5.5	$10 million or less
AA−	7	229,370	2,389	131	5.1	$10 million or less
A+	4	182,544	1,061	55	5.9	$1 million or less
A	2	455	31	4	4.6	$1 million or less
A−	1	20	—	—	0.0	$1 million or less
BBB+	1	48,936	511	1	4.6	None

Subtotal(5)	27	1,057,027	5,725	317	5.4
Other derivatives(6)		210,267	—	—
Forward purchase and sale commitments		77,597	604	604
Swap guarantee derivatives		1,414	—	—

Total derivatives		$1,346,305	$6,329	$921

	December 31, 2007
					Weighted Average
			Total	Exposure,	Contractual
	Number of	Notional	Exposure at	Net of	Maturity	Collateral Posting
Rating(1)	Counterparties(2)	Amount	Fair Value(3)	Collateral(4)	(in years)	Threshold
	(dollars in millions)

AAA	2	$1,173	$174	$174	3.4	Mutually agreed upon
AA+	3	180,939	945	—	4.4	$10 million or less
AA	9	463,163	1,347	62	5.3	$10 million or less
AA−	6	160,678	2,230	30	5.8	$10 million or less
A+	5	168,680	1,770	54	6.1	$1 million or less
A	2	35,391	239	19	5.7	$1 million or less

Subtotal(5)	27	1,010,024	6,705	339	5.4
Other derivatives(6)		238,893	—	—
Forward purchase and sale commitments		72,662	465	465
Swap guarantee derivatives		1,302	—	—

Total derivatives		$1,322,881	$7,170	$804

(1)	We use the lower of S&P and Moody’s ratings to manage collateral requirements. In this table, the rating of the legal entity is stated in terms of the S&P equivalent.
(2)	Based on legal entities. Affiliated legal entities are reported separately.
(3)	For each counterparty, this amount includes derivatives with a net positive fair value (recorded as derivative assets, net), including the related accrued interest receivable/payable (net).
(4)	Total Exposure at Fair Value less collateral held as determined at the counterparty level.
(5)	Consists of OTC derivative agreements for interest-rate swaps, option-based derivatives (excluding written options), foreign-currency swaps and purchased interest-rate caps. Written options do not present counterparty credit exposure, because we receive a one-time up-front premium in exchange for giving the holder the right to execute a contract under specified terms, which generally puts us in a liability position.
(6)	Consists primarily of exchange-traded contracts, certain written options and certain credit derivatives.

As indicated in Table 106, approximately 94% of our counterparty credit exposure for OTC interest-rate swaps, certain option-based derivatives and foreign-currency swaps was collateralized at March 31, 2008. To date, we have not incurred any credit losses on OTC derivative counterparties or set aside specific reserves for institutional credit risk exposure. We do not believe such reserves are necessary, given our counterparty credit risk management policies and collateral requirements. At March 31, 2008, the counterparty rated BBB+ reflects a downgrade of an existing counterparty, which occurred during the quarter.

Additionally, as indicated in Table 106, the total exposure to our forward purchase and sale commitments of $604 million at March 31, 2008 was uncollateralized. Because the typical maturity of our forward purchase and sale commitments is less than 60 days, we do not require master netting and collateral agreements for the counterparties of these commitments. However, we monitor the credit fundamentals of the counterparties to our forward purchase and sale commitments on an ongoing basis to ensure that they continue to meet our internal risk-management standards. At March 31, 2008, we had a large volume of purchase and sale commitments related to our retained portfolio that increased our exposure to the counterparties to our forward purchase and sale commitments. These commitments largely settled in April 2008.

Mortgage Seller/Servicers

We are exposed to institutional credit risk arising from the insolvency or non-performance by our mortgage seller/servicers. See “ANNUAL MD&A — CREDIT RISKS — Institutional Credit Risk — Mortgage Seller/Servicers” for more information. See “NOTE 15: CONCENTRATION OF CREDIT AND OTHER RISKS” to our unaudited consolidated financial statements for additional information on our mortgage seller/servicers and our mortgage credit risks. Under our

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agreements with lenders, we have the right to request that lenders repurchase mortgages sold to us if those mortgages do not comply with those agreements. During the first quarter of 2008 and 2007, the unpaid principal balances of single-family mortgages repurchased by our seller/servicers (without regard to year of original purchase) were approximately $241 million and $206 million, respectively.

Mortgage and Bond Insurers

We have institutional credit risk relating to the potential insolvency or non-performance of mortgage and bond insurers that insure mortgages and securities we purchase or guarantee. See “ANNUAL MD&A — CREDIT RISKS — Institutional Credit Risk — Mortgage Insurers” for more information. As a guarantor, we remain responsible for the payment of principal and interest if a mortgage insurer fails to meet its obligations to reimburse us for claims. If any of our mortgage insurers that provides credit enhancement fails to fulfill its obligation, the result would be increased credit related costs and a possible reduction in the fair values associated with our PCs or Structured Securities. Table 107 presents our exposure to mortgage insurers, excluding bond insurance, as of March 31, 2008.

Table 107 — Mortgage Insurance by Counterparty

	March 31, 2008
	S&P Credit	S&P Credit	Primary	Pool	Maximum
Counterparty Name	Rating(1)	Rating Outlook	Insurance(2)	Insurance(2)	Exposure(3)
	(dollars in billions)

Mortgage Guaranty Insurance Corp.	A	Negative	$56	$51	$15
Radian Guaranty Inc.	A	Negative	38	25	11
Genworth Mortgage Insurance Corporation	AA	Negative	37	1	10
PMI Mortgage Insurance Co.	A+	Negative	30	5	8
United Guaranty Residential Insurance Co.	AA+	Negative	29	1	7
Republic Mortgage Insurance	AA−	Negative	25	4	6
Others(4)	—	—	18	6	5

Total			$233	$93	$62

(1)	Latest rating available as of May 1, 2008.
(2)	Represents the amount of unpaid principal balance at the end of the period for single-family mortgages in our retained portfolio and backing our issued PCs and Structured Securities covered by the respective insurance type.
(3)	Represents the remaining contractual limit for reimbursement of losses of principal incurred on the aggregate policies of both primary and pool insurance. These amounts are based on our gross coverage without regard to netting of coverage that may exist on some of the related mortgages for double-coverage under both types of insurance.
(4)	No remaining counterparty represents greater than 10% of our total maximum exposure.

Table 108 presents our coverage amounts of monoline bond insurance, including secondary coverage, for securities held in both our retained portfolio and non-mortgage-related investments on a combined basis.

Table 108 — Monoline Bond Insurance by Counterparty

	March 31, 2008
	S&P Credit	S&P Credit	Coverage	Percent
Counterparty Name	Rating(1)	Rating Outlook	Outstanding(2)	of Total
	(dollars in billions)

Ambac Assurance Corporation	AAA	Negative	$6.5	36%
Financial Guaranty Insurance Company (FGIC)	BB	Negative	4.1	22
MBIA Inc.	AAA	Negative	3.3	19
Financial Security Assurance Inc.	AAA	Stable	2.5	14
Others(3)	—	—	1.6	9

Total			$18.0	100%

(1)	Latest rating available as of May 1, 2008.
(2)	Represents the contractual limit for reimbursement of losses incurred on non-agency mortgage-related securities held in our retained portfolio and non-mortgage securities in our cash and investment portfolio.
(3)	No remaining counterparty represents greater than 10% of our total coverage outstanding.

Based upon currently available information, we expect that most of our mortgage and bond insurance counterparties possess adequate financial strength and capital to meet their obligations to us for the near term. On June 19, 2008 Triad Guaranty Insurance Corporation (Triad), which is included in “Others” on Table 107 above, announced that it would cease writing new insurance business as of July 15, 2008. Pursuant to our Private Mortgage Insurer Eligibility Requirements, we suspended Triad on May 14, 2008, subsequently denied Triad’s appeal of that suspension and on June 19, 2008 informed our customers that mortgages with commitments of insurance from Triad dated after July 14, 2008 are not eligible for sale. In addition, since March 31, 2008, bond insurers, FGIC and XL Capital Assurance Inc., have had their credit rating downgraded by at least one major rating agency. XL Capital Assurance Inc. is included in “Others” on table 108 above. In accordance with our risk management policies we will continue to monitor these counterparties’ financial strength and take appropriate actions in this challenging market environment. In the event one or more of our mortgage or bond insurers were to become insolvent it is possible that we would not collect all of our claims from the affected insurer and it may impact our ability to recover certain unrealized losses on our retained portfolio. To date, no mortgage or bond insurer has failed to meet its obligations to us.

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Mortgage Credit Risk

Mortgage credit risk is primarily influenced by the credit profile of the borrower on the mortgage, the features of the mortgage itself, the type of property securing the mortgage and the general economic environment. To manage our mortgage credit risk, we focus on three key areas: underwriting requirements and quality control standards; portfolio diversification; and portfolio management activities, including loss mitigation and the use of credit enhancements.

All mortgages that we purchase for our retained portfolio or that we guarantee have an inherent risk of default. We seek to manage the underlying risk by adequately pricing for the risk we assume using our underwriting and quality control processes. Our underwriting process evaluates mortgage loans using several critical risk characteristics, such as credit score, LTV ratio and occupancy type.

Underwriting requirements and quality control standards

We use a process of delegated underwriting for the single-family mortgages we purchase or securitize. In this process, we provide originators with a series of mortgage underwriting standards and the originators represent and warrant to us that the mortgages sold to us meet these requirements. We subsequently review a sample of these loans and, if we determine that any loan is not in compliance with our contractual standards, we may require the seller/servicer to repurchase that mortgage or make us whole in the event of a default. In response to the changes in the residential mortgage market during the last year, we have made changes to our underwriting guidelines during the first quarter of 2008, which our seller/servicers must comply with for loans delivered to us for purchase or securitization. In February 2008, we announced that effective June 1, 2008 we would sharply reduce our purchases of mortgages with LTV ratios over 97%. We also provided guidance on our pre-existing policy that maximum LTV ratios for many mortgages must be reduced in markets where home prices are declining. In some cases, binding commitments under existing customer contracts may delay the effective dates of underwriting adjustments.

In response to market needs, the Economic Stimulus Act of 2008 temporarily increased the conforming loan limit in certain high-cost areas for mortgages originated from July 1, 2007 through December 31, 2008. The new loan limits are applicable to high cost areas only and are the higher of the 2008 conforming loan limit ($417,000) or 125% of the area median house price, not to exceed $729,750 for a 1-unit property. We have specified certain credit requirements for loans we will accept in this category, including but not limited to, (a) limitations in certain volatile home price markets, (b) required borrower documentation of income and assets, (c) limits on cash-out refinancing amounts and (d) a maximum original LTV ratio of 90%. We expect to finance from $3 billion to $5 billion of conforming-jumbo mortgages during 2008. We began purchase and securitization of conforming-jumbo mortgages in April 2008.

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Table 109 provides characteristics of our single-family mortgage loans purchased during the first quarter of 2008 and 2007, and of our single-family mortgage portfolio at March 31, 2008 and December 31, 2007.

Table 109 — Characteristics of Single-Family Mortgage Portfolio(1)

	Purchases During
	the Three Months		Portfolio at
	Ended March 31,		March 31,	December 31,
	2008	2007	2008	2007
Original LTV Ratio Range(2)

Less than 60%	21%	19%	22%	22%
Between 60% to 70%	17	15	16	16
Between 70% to 80%	40	54	47	47
Between 80% to 90%	11	6	8	8
Between 90% to 100%	11	6	7	7

Total	100%	100%	100%	100%

Weighted average original LTV ratio	73%	72%	71%	71%
Estimated Current LTV Ratio Range(3)
Less than 60%			38%	41%
Between 60% to 70%			14	15
Between 70% to 80%			18	19
Between 80% to 90%			16	15
Between 90% to 100%			8	7
Above 100%			6	3

Total			100%	100%

Weighted average estimated current LTV ratio			67%	63%
Credit Score(4)
740 and above	49%	42%	45%	45%
700 to 739	22	23	23	23
660 to 699	17	19	18	18
620 to 659	8	10	9	9
Less than 620	4	5	4	4
Not available	—	1	1	1

Total	100%	100%	100%	100%

Weighted average credit score	728	719	723	723
Loan Purpose
Purchase	36%	44%	40%	40%
Cash-out refinance	31	36	30	30
Other refinance	33	20	30	30

Total	100%	100%	100%	100%

Property Type
1 unit	97%	97%	97%	97%
2-4 units	3	3	3	3

Total	100%	100%	100%	100%

Occupancy Type
Primary residence	89%	89%	91%	91%
Second/vacation home	5	6	5	5
Investment	6	5	4	4

Total	100%	100%	100%	100%

(1)	Purchases and ending balances are based on the unpaid principal balance of the single-family mortgage portfolio excluding certain Structured Transactions. Structured Transactions with ending balances of $6 billion at both March 31, 2008 and December 31, 2007 are excluded since these securities are backed by non-Freddie Mac issued securities for which the loan characteristics data was not available. Purchases included in the data totaled $118 billion and $112 billion for the three months ended March 31, 2008 and 2007, respectively. Ending balances included in the data totaled $1,766 billion and $1,718 billion at March 31, 2008 and December 31, 2007, respectively.
(2)	Original LTV ratios are calculated as the amount of the mortgage we guarantee including the credit-enhanced portion, divided by the lesser of the appraised value of the property at time of mortgage origination or the mortgage borrower’s purchase price. Second liens not owned or guaranteed by us are excluded from the LTV ratio calculation.
(3)	Current market values are estimated by adjusting the value of the property at origination based on changes in the market value of homes since origination. Estimated current LTV ratio range is not applicable to purchases made during the year and excludes any secondary financing by third parties. Including secondary financing, the total LTV ratios above 90% have risen to 14% at both March 31, 2008 and December 31, 2007.
(4)	Credit score data is as of mortgage loan origination and is based on FICO® scores.

Our charter requires that single-family mortgages with LTV ratios above 80% at the time of purchase be covered by one or more of the following: (a) mortgage insurance for mortgage amounts above the 80% threshold; (b) a seller’s agreement to repurchase or replace any mortgage upon default; or (c) retention by the seller of at least a 10% participation interest in the mortgages. In addition, we employ other types of credit enhancements, including pool insurance, indemnification agreements, collateral pledged by lenders and subordinated security structures. For the approximately 30% of single-family mortgage loans with greater than 80% estimated current LTV ratios, the borrowers had a weighted average credit score at origination of 710 and 708 at March 31, 2008 and December 31, 2007, respectively. Similarly, at March 31, 2008 and December 31,

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2007, for the 14% of single-family mortgage loans where the average credit score at origination was less than 660, the average estimated current LTV ratios were 74% and 71%, respectively.

Higher Risk Combinations

Combining certain loan characteristics often can indicate a higher degree of credit risk. For example, mortgages with both high LTV ratios and borrowers who have lower credit scores typically experience higher rates of delinquency, default and credit losses. However, our participation in these categories generally help us meet our affordable housing goals. As of March 31, 2008, approximately 1% of single-family mortgage loans we have guaranteed were made to borrowers with credit scores below 620 and had first lien, original LTV ratios, based on the loan amount we guarantee, above 90% at the time of mortgage origination. In addition, as of March 31, 2008, 3% of Alt-A single-family loans we have guaranteed were made to borrowers with credit scores below 620 at mortgage origination. As home prices increase, many borrowers use second liens at the time of purchase to potentially reduce their LTV ratio to below 80%. Including this secondary financing by third parties, we estimate that the percentage of first lien loans we have guaranteed that have total original LTV ratios above 90% was approximately 14% at both March 31, 2008 and December 31, 2007.

Portfolio Product Diversification

Product mix affects the credit risk profile of our total mortgage portfolio. In general, 15-year amortizing fixed-rate mortgages exhibit the lowest default rate among the types of mortgage loans we securitize and purchase, due to the accelerated rate of principal amortization on these mortgages and the credit profiles of borrowers who seek and qualify for them. In a rising interest rate environment, balloon/reset mortgages and ARMs typically default at a higher rate than fixed-rate mortgages, although default rates for different types of ARMs may vary.

The primary mortgage products within our retained portfolio mortgage loans and our issued PCs and Structured Securities portfolio are conventional first lien, fixed-rate mortgage loans. We did not purchase any second lien mortgage loans during the first quarter of 2008 and 2007 and these loans constituted less than 0.1% of those underlying our PCs and Structured Securities portfolio as of March 31, 2008. However, during the past several years, there was a rapid proliferation of non-traditional mortgage product types designed to address a variety of borrower and lender needs, including issues of affordability and reduced income documentation requirements. While features of these products have been on the market for some time, their prevalence in the market and in our total mortgage portfolio has increased. See “BUSINESS — Office of Federal Housing Enterprise Oversight — Guidance on Non-traditional Mortgage Product Risks and Subprime Lending” and “RISK FACTORS — Legal and Regulatory Risks” for more information on these products. Despite an increase in the purchase of ARMs in the last few years, single-family traditional long-term fixed-rate mortgages comprised approximately 80% of our retained portfolio mortgage loans and loans underlying our issued PCs and Structured Securities at both March 31, 2008 and December 31, 2007.

Subprime Loans

See “INTERIM MD&A — CONSOLIDATED BALANCE SHEETS ANALYSIS — Retained Portfolio — Non-agency Mortgage-related Securities Backed by Subprime Loans” for more information about our exposure to subprime mortgage credit risk.

Alt-A Loans

Many mortgage market participants classify single-family loans with credit characteristics that range between their prime and subprime categories as Alt-A because these loans have a combination of characteristics of each category or may be underwritten with lower or alternative documentation than a full documentation mortgage loan. Although there is no universally accepted definition of Alt-A, industry participants have used this classification principally to describe loans for which the underwriting process has been streamlined in order to reduce the documentation requirements of the borrower or allow alternative documentation.

We principally acquire mortgage loans originated as Alt-A from our traditional lenders that largely specialize in originating prime mortgage loans. These lenders typically originate Alt-A loans as a complementary product offering and generally follow an origination path similar to that used for their prime origination process. In determining our Alt-A exposure in loans underlying our single-family mortgage portfolio, we have classified mortgage loans as Alt-A if the lender that delivers them to us has classified the loans as Alt-A, or if the loans had reduced documentation requirements, which indicate that the loan should be classified as Alt-A. We estimate that approximately $188 billion, or 11%, of loans underlying our guaranteed PCs and Structured Securities at March 31, 2008 were classified as Alt-A mortgage loans. We estimate that approximately $2 billion, or 7%, of our investments in single-family mortgage loans in our retained portfolio were classified as Alt-A loans as of March 31, 2008. For all of these Alt-A loans combined, the average credit score was 723, the estimated current average LTV ratio was 76% and the delinquency rate, excluding certain Structured Transactions, was 2.32% at March 31, 2008. See “INTERIM MD&A — CONSOLIDATED BALANCE SHEETS ANALYSIS — Retained

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Portfolio — Non-agency Mortgage-related Securities Backed by Alt-A and Other Loans” for more information about our exposure to mortgage credit risk from Alt-A loans backing our investments in non-agency mortgage-related securities.

Credit Enhancements

At both March 31, 2008 and December 31, 2007, credit-enhanced single-family mortgages and mortgage-related securities represented approximately 17% of the $1,871 billion and $1,819 billion, respectively, unpaid principal balance of the total mortgage portfolio, excluding non-Freddie Mac mortgage-related securities, our Structured Transactions and that portion of issued Structured Securities that is backed by Ginnie Mae Certificates. We exclude non-Freddie Mac mortgage-related securities because they expose us primarily to institutional credit risk. We exclude that portion of Structured Securities backed by Ginnie Mae Certificates because the incremental credit risk to which we are exposed is considered insignificant. Although many of our Structured Transactions are credit enhanced, including through the use of subordinated structures, we have excluded these balances because we do not perform the servicing of the underlying securities and consequently, current and complete credit enhancement data is not available on a timely basis from the trustees of the underlying securities. See “INTERIM MD&A — CONSOLIDATED BALANCE SHEETS ANALYSIS — Table 81 — Characteristics of Mortgage Loans and Mortgage-Related Securities in our Retained Portfolio” for additional information about our non-Freddie Mac mortgage-related securities.

Primary mortgage insurance is the most prevalent type of credit enhancement protecting our single-family mortgage portfolio, including those underlying our PCs and Structured Securities, and is typically provided on a loan-level basis. As of March 31, 2008 and December 31, 2007, in connection with the single-family mortgage portfolio, excluding the loans that are underlying Structured Transactions, we had maximum coverage totaling $55.6 billion and $51.9 billion, respectively, in primary mortgage insurance.

Other prevalent types of credit enhancement that we use are lender recourse and indemnification agreements (under which we may require a lender to reimburse us for credit losses realized on mortgages), as well as pool insurance. Pool insurance provides insurance on a pool of loans up to a stated aggregate loss limit. In addition to a pool-level loss coverage limit, some pool insurance contracts may have limits on coverage at the loan level. At March 31, 2008 and December 31, 2007, in connection with the single-family mortgage portfolio, excluding the loans that are underlying Structured Transactions, we had maximum coverage totaling $11.9 billion and $12.1 billion, respectively, in lender recourse and indemnification agreements; and at both dates, $3.8 billion in pool insurance. See “Institutional Credit Risk — Mortgage and Bond Insurers” and “ — Mortgage Seller/Servicers” for further discussion about our mortgage loan insurers and seller/servicers.

Other forms of credit enhancements on single-family mortgage loans include government guarantees, collateral (including cash or high-quality marketable securities) pledged by a lender, excess interest and subordinated security structures. As of March 31, 2008 and December 31, 2007, in connection with the single-family mortgage portfolio, excluding the loans that are underlying Structured Transactions, we had maximum coverage totaling $0.6 billion and $0.5 billion, respectively, in other credit enhancements.

We occasionally use credit enhancements to mitigate risk on multifamily mortgages. These mortgages are in almost all cases without recourse to the borrower, absent borrower misconduct. As of March 31, 2008 and December 31, 2007, in connection with multifamily loans as well as PCs and Structured Securities backed by multifamily mortgage loans, excluding the loans that are underlying Structured Transactions, we had maximum coverage totaling $2.2 billion and $1.2 billion, respectively.

Loss Mitigation Activities

Loss mitigation activities are a key component of our strategy for managing and resolving troubled assets and lowering credit losses. See “ANNUAL MD&A — CREDIT RISKS — Mortgage Credit Risk — Loss Mitigation Activities” for more information. Our loss mitigation activities have increased in the first quarter of 2008 compared to the first quarter of 2007, as shown in Table 110. The majority of our loan modifications in the first quarters of 2008 and 2007 are those in which we have agreed to add the past due amounts to the balance of the loan.

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Table 110 — Single-Family Foreclosure Alternatives(1)

	March 31,
	2008	2007
	(number of loans)

Repayment plans	12,387	10,559
Loan modifications	4,246	1,902
Forbearance agreements	817	1,004
Pre-foreclosure sales	831	404

Foreclosure alternatives	18,281	13,869

(1)	Based on the single-family mortgage portfolio, excluding non-Freddie Mac mortgage-related securities, Structured Transactions and that portion of Structured Securities that is backed by Ginnie Mae Certificates.

Credit Performance

Performing and Non-Performing Assets

We have classified single-family loans in our total mortgage portfolio that are past due for 90 days or more (seriously delinquent) or whose contractual terms have been modified as a troubled debt restructuring due to the financial difficulties of the borrower as non-performing assets. Similarly, multifamily loans are classified as non-performing assets if they are 60 days or more past due (seriously delinquent), if collectibility of principal and interest is not reasonably assured based on an individual loan level assessment, or if their contractual terms have been modified due to financial difficulties of the borrower. Table 111 provides detail of performing and non-performing assets within our total mortgage portfolio.

Table 111 — Performing and Non-Performing Assets(1)

	March 31, 2008
		Non-Performing Assets
		Less Than
	Performing	90 Days	Seriously
	Assets(2)	Past Due(3)	Delinquent(4)	Total
	(in millions)

Mortgage loans in the retained portfolio
Multifamily	$60,519	$50	$—	$60,569
Multifamily troubled debt restructurings	—	262	7	269

Subtotal, mortgage loans in our retained portfolio, multifamily	60,519	312	7	60,838

Single-family	17,330	—	811	18,141
Single-family loans purchased under financial guarantees(5)	2,951	—	3,192	6,143
Single-family troubled debt restructurings	—	2,567	645	3,212

Subtotal, mortgage loans in our retained portfolio, single-family	20,281	2,567	4,648	27,496

Subtotal, mortgage loans in our retained portfolio	80,800	2,879	4,655	88,334

Guaranteed PCs and Structured Securities
Multifamily	12,907	51	—	12,958
Single-family(6)	1,739,559	—	11,162	1,750,721
Structured Securities backed by non-Freddie Mac mortgage-related securities(7)	18,610	—	1,788	20,398

Subtotal, guaranteed PCs and Structured Securities	1,771,076	51	12,950	1,784,077

REO, net	—	—	2,214	2,214

Totals	$1,851,876	$2,930	$19,819	$1,874,625

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	December 31, 2007
		Non-Performing Assets
		Less Than
	Performing	90 Days	Seriously
	Assets(2)	Past Due(3)	Delinquent(4)	Total
	(in millions)

Mortgage loans in the retained portfolio
Multifamily	$57,295	$—	$3	$57,298
Multifamily troubled debt restructurings	—	264	7	271

Subtotal, mortgage loans in our retained portfolio, multifamily	57,295	264	10	57,569

Single-family	13,591	—	698	14,289
Single-family loans purchased under financial guarantees(5)	2,399	—	4,602	7,001
Single-family troubled debt restructurings	—	2,690	609	3,299

Subtotal, mortgage loans in our retained portfolio, single-family	15,990	2,690	5,909	24,589

Subtotal, mortgage loans in our retained portfolio	73,285	2,954	5,919	82,158

Guaranteed PCs and Structured Securities
Multifamily	10,607	51	—	10,658
Single-family(6)	1,700,543	—	6,141	1,706,684
Structured Securities backed by non-Freddie Mac mortgage-related securities(7)	19,846	—	1,645	21,491

Subtotal, guaranteed PCs and Structured Securities	1,730,996	51	7,786	1,738,833

REO, net	—	—	1,736	1,736

Totals	$1,804,281	$3,005	$15,441	$1,822,727

(1)	Balances exclude mortgage loans and mortgage-related securities traded, but not yet settled. For PCs and Structured Securities, the balance reflects reported security balances and not unpaid principal of the underlying mortgage loans. Mortgage loans held in our retained portfolio reflect the unpaid principal balances of the loan.
(2)	Consists of single-family loans that are less than 90 days past due, not classified as a troubled debt restructuring and multifamily loans less than 60 days past due.
(3)	Includes single-family loans that were previously reported as seriously delinquent and for which the original loan terms have been modified.
(4)	Consists of single-family loans 90 days or more delinquent or in foreclosure and multifamily loans 60 days or more delinquent at period end. Delinquency status does not apply to REO; however, REO is included in non-performing assets.
(5)	Represent those loans purchased from the mortgage pools underlying our PCs, Structured Securities or long-term standby agreements due to the borrower’s delinquency. Once we purchase a loan under our financial guarantee, it is placed on non-accrual status as long as it remains greater than 90 days past due.
(6)	Excludes our Structured Securities that we classify separately as Structured Transactions.
(7)	Consist of our Structured Transactions and that portion of Structured Securities that are backed by Ginnie Mae Certificates.

The amount of non-performing assets increased 23% during the first quarter of 2008, to approximately $22.7 billion, from $18.4 billion at December 31, 2007, due to continued deterioration in single-family housing market fundamentals, as well as increases in the average size of seriously delinquent loans compared to 2007. The delinquency transition rate is the percentage of delinquent loans that proceed to foreclosure or are modified as troubled debt restructurings. This rate increased during the first quarter of 2008, compared to first quarter of 2007. The changes in these delinquency transition rates, as compared to our historical experience, have been progressively worse for loans originated in 2006 and 2007. We believe this trend is, in part, due to greater origination volume of non-traditional loans, such as interest-only mortgages. In addition, the balance of our REO, net, increased 28% during the first quarter of 2008. Until nationwide home prices return to historical appreciation rates and selected regional economies improve, we expect to continue to experience higher delinquency transition rates than those experienced in past years and further increases in our non-performing assets.

Delinquencies

We report single-family delinquency rate information based on the number of loans that are 90 days or more past due. For multifamily loans, we report the mortgage loans as delinquent when payment is 60 days or more past due. See “ANNUAL MD&A — CREDIT RISKS — Mortgage Credit Risk — Delinquencies” for more information on which loans are included or excluded from delinquency amounts. Structured Transactions represented 1% of our total mortgage portfolio at both March 31, 2008 and December 31, 2007. See “NOTE 5: MORTGAGE LOANS AND LOAN LOSS RESERVES — Table 5.6 — Delinquency Performance” to our unaudited consolidated financial statements for the delinquency performance of our single-family and multifamily mortgage portfolios. Table 112 presents regional single-family delinquency rates for non-credit enhanced loans.

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Table 112 — Single-Family — Delinquency Rates, Excluding Structured Transactions — By Region(1)

	March 31, 2008		December 31, 2007
	Percent of		Percent of
	Unpaid Principal	Delinquency	Unpaid Principal	Delinquency
	Balance(2)	Rate(3)	Balance(2)	Rate(3)

Northeast(1)	24%	0.45%	24%	0.39%
Southeast(1)	18	0.76	18	0.59
North Central(1)	20	0.52	20	0.48
Southwest(1)	13	0.33	13	0.32
West(1)	25	0.59	25	0.42

	100%		100%

Total non-credit-enhanced — all regions		0.54		0.45
Total credit-enhanced — all regions		1.81		1.62
Total single-family portfolio		0.77		0.65

(1)	Presentation of non-credit-enhanced delinquency rates with the following regional designation: West (AK, AZ, CA, GU, HI, ID, MT, NV, OR, UT, WA); Northeast (CT, DE, DC, MA, ME, MD, NH, NJ, NY, PA, RI, VT, VA, WV); North Central (IL, IN, IA, MI, MN, ND, OH, SD, WI); Southeast (AL, FL, GA, KY, MS, NC, PR, SC, TN, VI); and Southwest (AR, CO, KS, LA, MO, NE, NM, OK, TX, WY).
(2)	Based on mortgage loans in our retained portfolio and total guaranteed PCs and Structured Securities issued, excluding that portion of Structured Securities that is backed by Ginnie Mae Certificates.
(3)	Based on the number of loans, excluding those underlying Structured Transactions as well as mortgage loans whose original contractual terms have been modified under an agreement with the borrower as long as the borrower complies with the modified contractual terms.

During 2007 and continuing in the first quarter of 2008, home prices have continued to decline. In some geographical areas, particularly in the North Central region, this decline has been combined with increased rates of unemployment and weakness in home sales, which has resulted in increases in delinquency rates throughout 2007. We have also experienced increases in delinquency rates in the Northeast, Southeast and West regions in the first quarter of 2008, particularly in the states of California, Florida, Nevada and Arizona.

Increases in delinquency rates occurred in all product types during the first quarter of 2008, but were most significant for interest-only and option ARMs as well as Alt-A mortgage loans. Delinquency rates for interest-only and option ARM products, which together represented approximately 10% of our total mortgage guarantee portfolio at March 31, 2008, increased to 3.02% and 3.58% at March 31, 2008, respectively, compared with 2.03% and 2.24% at December 31, 2007, respectively. Although we believe our delinquency rates have remained low relative to conforming loan delinquency rates of other industry participants, we expect our delinquency rates to continue to rise over the remainder of 2008.

Table 113 presents activities related to loans purchased under financial guarantees for the first quarter of 2008 and 2007.

Table 113 — Changes in Loans Purchased Under Financial Guarantees(1)

	Three Months Ended March 31, 2008
	Unpaid	Purchase	Loan Loss
	Principal Balance	Discount	Reserves	Net Investment
	(in millions)

Beginning balance	$7,001	$(1,767)	$(2)	$5,232
Purchases of loans	423	(72)	—	351
Provision for credit losses	—	—	(3)	(3)
Principal repayments	(284)	75	—	(209)
Troubled debt restructurings(2)(3)	(11)	2	—	(9)
Foreclosures, transferred to REO	(986)	318	—	(668)

Ending balance	$6,143	$(1,444)	$(5)	$4,694

	Three Months Ended March 31, 2007
	Unpaid	Purchase	Loan Loss
	Principal Balance	Discount	Reserves	Net Investment
	(in millions)

Beginning balance	$2,983	$(220)	$—	$2,763
Purchases of loans	1,826	(258)	—	1,568
Provision for credit losses	—	—	(1)	(1)
Principal repayments	(312)	23	—	(289)
Troubled debt restructurings(2)	(147)	14	—	(133)
Foreclosures, transferred to REO	(386)	30	—	(356)

Ending balance	$3,964	$(411)	$(1)	$3,552

(1)	Consists of seriously delinquent loans purchased in performance of our financial guarantees.
(2)	Consist of loans that have transitioned into troubled debt restructurings during the stated period.
(3)	Excludes modifications involving capitalization, or addition, of past due amounts to the balance of the loan to return to current status.

As securities administrator, we are required to purchase a mortgage loan from a mortgage pool if a court of competent jurisdiction or a federal government agency, duly authorized to oversee or regulate our mortgage purchase business, determines that our purchase of the mortgage was unauthorized and a cure is not practicable without unreasonable effort or expense, or if such a court or government agency requires us to repurchase the mortgage. Additionally, we are required to

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purchase all convertible ARMs when the borrower exercises the option to convert the interest rate from an adjustable rate to a fixed rate; and in the case of balloon loans, shortly before the mortgage reaches its scheduled balloon repayment date.

We also have the right to purchase mortgages that back our PCs and Structured Securities from the underlying loan pools when they are significantly past due. This right to repurchase collateral is known as our repurchase option. Through November 2007, our general practice was to purchase the mortgage loans out of PCs after the loans became 120 days delinquent. Effective December 2007, we no longer automatically purchase loans from PC pools once they become 120 days delinquent, but rather, we purchase loans from PCs when the loans have been 120 days delinquent and (a) are modified, (b) foreclosure sales occur, (c) when the loans have been delinquent for 24 months or (d) when the cost of guarantee payments to PC holders, including advances of interest at the PC coupon, exceeds the expected cost of holding the nonperforming mortgage in our retained portfolio. Consequently, we purchased fewer impaired loans under our repurchase option in the first quarter of 2008 as compared to the first quarter of 2007. We record at fair value loans that we purchase in connection with our repurchase option and long-term standby commitments. We record losses on loans purchased on our consolidated statements of income in order to reduce our net investment in acquired loans to their fair value.

The unpaid principal balance of non-performing loans that have been purchased under our financial guarantees and that have not been modified under troubled debt restructurings decreased approximately 12% and increased 33% in the first quarter of 2008 and 2007, respectively. During the first quarter of 2008, we purchased approximately $423 million in unpaid principal balances of these loans with a fair value at acquisition of $351 million. Although the volume of these repurchases has decreased in the first quarter of 2008, there was $8.1 billion unpaid principal balance of loans remaining in our PCs and Structured Securities as of March 31, 2008 that were greater than 120 days past due for which we have not exercised our repurchase option.

The loans acquired under our financial guarantees in the first quarter of 2008 added approximately $72 million of purchase discount, which consists of $21 million that was previously recorded on our consolidated balance sheets as loan loss reserve and $51 million of losses on loans purchased as shown on our consolidated statements of income during the first quarter of 2008. We expect that we will continue to incur losses on the purchase of non-performing loans in 2008. However, the volume and severity of these losses is dependent on many factors, including the effects of our change in practice for repurchases and regional changes in home prices and the volume of home sales.

Recoveries on loans impaired upon purchase represent the recapture into income of previously recognized losses on loans purchased and provision for credit losses associated with purchases of delinquent loans from our PCs and Structured Securities in conjunction with our guarantee activities. Recoveries occur when a non-performing loan is repaid in full or when at the time of foreclosure the estimated fair value of the acquired property, less costs to sell, exceeds the carrying value of the loan. For impaired loans where the borrower has made required payments that return the loan to less than 90 days delinquent, the recovery amounts are instead accreted into interest income over time as periodic payments are received. During the first quarter of 2008 and 2007, we recognized recoveries on loans impaired upon purchase of $226 million and $35 million, respectively. For impaired loans where the borrower has made required payments that return to current status, the basis adjustments are accreted into interest income over time as periodic payments are received.

As of March 31, 2008, the cure rate for non-performing loans purchased out of PCs during 2007 was approximately 38%. The cure rate is the percentage of non-performing loans purchased from PCs under our financial guarantee that have returned to current status, paid off or have been modified divided by the total non-performing loans purchased from PCs under our financial guarantee. We believe, based on our historical experience with 2006 and 2007 purchases, as well as our access to credit enhancement remedies, that we will continue to recognize recoveries in 2008 on loans impaired upon purchase during 2007.

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Table 114 — Status of Delinquent Single-Family Loans Purchased Under Financial Guarantees(1)

	Status as of March 31, 2008(2)
	2007	2006

Cured, with modifications(3)	7%	8%
Cured, without modifications(4)
• Returned to less than 90 days past due	20	23
• Loans paid in full or repurchased by lenders	11	24

Total cured	38	55
Foreclosure(5)	32	33
Seriously delinquent	30	12

Total	100%	100%

(1)	Based on number of single-family delinquent loans purchased under our financial performance guarantees.
(2)	Represents the status as of March 31, 2008 of the loans acquired under our financial guarantee during each annual period.
(3)	Consists of loans that are less than 90 days past due under modified terms, including those resulting in a concession to the borrower. Loans that are modified include: (a) those that result in a concession to the borrower, which is the only situation in which we agree to accept less than the full original principal and interest due under the loan and (b) those that do not result in a concession to the borrower, such as adding the past due amounts to the balance of the loan. This excludes repayment plans for past due amounts outside of the original mortgage loan agreement.
(4)	Consists of the following: (a) loans that have returned to less than 90 days past due, including the use of separate repayment plans for past due amounts; (b) loans that have been repaid in full; and (c) loans that have been repurchased by lenders.
(5)	Includes other dispositions that result in acceptance of less than the full amount owed by the borrower.

We have experienced increases in the rate at which loans transition from delinquency to foreclosure as evidenced by the increase of the foreclosure rate of our 2007 delinquent loan purchases and the increase in our REO balance during the first quarter of 2008. Our cure rate for 2007 and 2006 delinquent loan purchases as of March 31, 2008 were 38% and 55%, respectively. We believe that these cure rate statistics reflects both the lag effect inherent in delinquent loans as well as the poorer performance of loans that were originated during 2007. Throughout 2007 and continuing into 2008, consistent with most mortgage loan servicers, we have expanded our use of loan modifications and other foreclosure alternatives to avoid borrower foreclosures and reduce defaults. However, we believe the statistics presented in Table 114 above do not fully reflect our current modification efforts because of the significant lag between the time a loan is purchased from our PCs and the conclusion of the loan resolution process. Additionally, these rates are likely to change significantly and may not be indicative of the ultimate performance of these loans. Although we have increased our mitigation activity, including modifications where we agree to add delinquent amounts to the balance of the loan to bring the borrower current, these recent efforts only partially offset the increases in volume of delinquent loans.

As discussed above, beginning in December 2007, we significantly decreased our purchases of delinquent loans from our PCs. Although this action decreased the number of loans we purchase it had no effect on our loss mitigation efforts. We believe this will have significant impacts to our cure rate statistics for loans purchased in 2008 because loans that would have been purchased from the pools and cure will now remain in the pools.

Credit Loss Performance

Some loans that are delinquent or in foreclosure result in credit losses. Table 115 provides detail on our credit loss performance associated with mortgage loans in our retained portfolio, including those purchased out of our PCs and Structured Securities.

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Table 115 — Credit Loss Performance

	Three Months Ended
	March 31,
	2008	2007
	(dollars in millions)

REO
REO balances:
Single-family	$2,214	$871
Multifamily	—	7

Total	$2,214	$878

REO activity (number of properties):(1)
Beginning property inventory	14,394	8,785
Properties acquired	9,939	4,638
Properties disposed	(5,914)	(3,773)

Ending property inventory	18,419	9,650

Average holding period (in days)(2)	164	170
REO operations expense:
Single-family	$(208)	$(14)
Multifamily	—	—

Total	$(208)	$(14)

CHARGE-OFFS
Single-family:
Charge-offs, gross(3) (including $298 million and $79 million relating to loan loss reserve, respectively)	$(455)	$(93)
Recoveries(4)	135	49

Single-family, net	(320)	(44)

Multifamily:
Charge-offs, gross(3)	—	—
Recoveries(4)	—	—

Multifamily, net	—	—

Total Charge-offs:
Charge-offs, gross(3) (including $298 million and $79 million relating to loan loss reserves, respectively)	(455)	(93)
Recoveries(4)	135	49

Total charge-offs, net	$(320)	$(44)
CREDIT LOSSES(5)
Single-family	$(528)	$(58)
Multifamily	—	—

Total	$(528)	$(58)

In basis points(6) (annualized):
Single-family	11.6	1.5
Multifamily	—	—

Total	11.6	1.5

(1)	Includes single-family and multifamily REO properties.
(2)	Represents weighted average holding period for single-family and multifamily based on number of REO properties.
(3)	Represent the amount of the unpaid principal balance of a loan that has been discharged in order to remove the loan from our retained portfolio at the time of resolution, regardless of when the impact of the credit loss was recorded on our consolidated statements of income through the provision for credit losses or losses on loans purchased. The amount of charge-offs for credit loss performance is generally derived as the contractual balance of a loan at the date it is discharged less the estimated value in final disposition.
(4)	Recoveries of charge-offs primarily result from foreclosure alternatives and REO acquisitions on loans where a share of default risk has been assumed by mortgage insurers, servicers or other third parties through credit enhancements.
(5)	Equal to REO operations expense plus charge-offs, net.
(6)	Calculated as annualized credit losses divided by the average total mortgage portfolio, excluding non-Freddie Mac mortgage-related securities and that portion of Structured Securities that is backed by Ginnie Mae Certificates.

Our credit loss performance is a historic metric that measures losses at the conclusion of the loan resolution process. Our credit loss performance does not include our provision for credit losses and losses on loans purchased. We expect our credit losses to continue to increase in the second quarter of 2008, especially if market conditions, such as home prices and the rate of home sales, continue to deteriorate.

Single-family charge-offs, gross, in the first quarter of 2008 increased by 389% compared to those in the first quarter of 2007, primarily due to an increase in the volume of REO properties acquired at foreclosure and continued deterioration of residential real estate markets in regional areas. The volume of single-family REO additions increased 114% for the first quarter of 2008 as compared to the first quarter of 2007. The severity of charge-offs during the first quarter of 2008 has increased due to declines in regional housing markets resulting in higher per-property losses. These factors led to an approximate 239% increase in the average single-family per-property charge-off, after giving effect to recoveries, for the first quarter of 2008 compared to the first quarter of 2007.

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Loan Loss Reserves

We maintain two loan loss reserves — allowance for losses on mortgage loans held-for-investment and reserve for guarantee losses— at levels we deem adequate to absorb probable incurred losses on mortgage loans held-for-investment in our retained portfolio and mortgages underlying our PCs, Structured Securities and other financial guarantees. Determining the loan loss and credit related loss reserves associated with our PC’s and Structured Securities is complex and requires significant management judgment about matters that involve a high degree of subjectivity. This management estimate is inherently more difficult to predict due to the absence of historical precedence relative to the current economic environment. See “ANNUAL MD&A — CRITICAL ACCOUNTING POLICIES AND ESTIMATES — Allowance for Loan Losses and Reserve for Guarantee Losses” and “NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES” and “NOTE 5: MORTGAGE LOANS AND LOAN LOSS RESERVES” to our audited consolidated financial statements for further information. Table 116 summarizes our loan loss reserves activity for both reserves in total.

Table 116 — Loan Loss Reserves Activity

	Three Months Ended
	March 31,
	2008	2007
	(in millions)

Total loan loss reserves:(1)
Beginning balance	$2,822	$619
Provision (benefit) for credit losses	1,240	248

Charge-offs, gross(2)	(298)	(79)
Recoveries(3)	135	49

Charge-offs, net	(163)	(30)
Transfers, net(4)	(27)	(34)

Ending balance	$3,872	$803

(1)	Include reserves for loans held for investment in our retained portfolio and reserves for guarantee losses on PCs and Structured Securities.
(2)	Charge-offs related to retained mortgages represent the amount of the unpaid principal balance of a loan that has been discharged using the reserve balance to remove the loan from our retained portfolio at the time of resolution. Charge-offs exclude $157 million and $14 million for the three months ended March 31, 2008 and 2007, respectively, related to reserve amounts previously transferred to reduce the carrying value of loans purchased under financial guarantees.
(3)	Recoveries of charge-offs primarily resulting from foreclosure alternatives and REO acquisitions on loans where a share of default risk has been assumed by mortgage insurers, servicers or other third parties through credit enhancements.
(4)	Consist of: (a) the transfer of a proportional amount of the recognized reserves for guaranteed losses related to PC pools associated with non-performing loans purchased from mortgage pools underlying our PCs, Structured Securities and long-term standby agreements to establish the initial recorded investment in these loans at the date of our purchase; (b) amounts attributable to uncollectible interest on PCs and Structured Securities in our retained portfolio; and (c) other transfers, net.

Our total loan loss reserves increased as we recorded additional reserves to reflect increased estimates of incurred losses, an observed increase in delinquency rate and increases in the estimated severity of losses on a per-property basis related to our single-family portfolio. See “INTERIM MD&A — CONSOLIDATED RESULTS OF OPERATIONS — Non-Interest Expense — Provision for Credit Losses,” for additional information.

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RISK MANAGEMENT AND DISCLOSURE COMMITMENTS

In October 2000, we announced our voluntary adoption of a series of commitments designed to enhance market discipline, liquidity and capital. In September 2005, we entered into a written agreement with OFHEO that updated these commitments and set forth a process for implementing them. The letters between us and OFHEO dated September 1, 2005 constituting the written agreement are available on the Investor Relations page of our website at www.freddiemac.com/investors/reports.html. As noted in these letters, disclosures may be affected by situations for which current financial statements are not available. The status of our commitments at March 31, 2008 follows:

Description	Status

1. Periodic Issuance of Subordinated Debt:
• We will issue Freddie SUBS® securities for public secondary market trading that are rated by no fewer than two nationally recognized statistical rating organizations.
• Freddie SUBS® securities will be issued in an amount such that the sum of total capital (core capital plus general allowance for losses) and the outstanding balance of “Qualifying subordinated debt” will equal or exceed the sum of (i) 0.45% of outstanding PCs and Structured Securities we guaranteed; and (ii) 4% of total on-balance sheet assets. Qualifying subordinated debt is discounted by one-fifth each year during the instrument’s last five years before maturity; when the remaining maturity is less than one year, the instrument is entirely excluded. We will take reasonable steps to maintain outstanding subordinated debt of sufficient size to promote liquidity and reliable market quotes on market values.
• Each quarter, we will submit to OFHEO calculations of the quantity of qualifying Freddie SUBS® securities and total capital as part of our quarterly capital report.
• Every six months, we will submit to OFHEO a subordinated debt management plan that includes any issuance plans for the six months following the date of the plan.

• During the first quarter of 2008, we did not issue or call any Freddie SUBS® securities.
• We reported to OFHEO that at March 31, 2008, we had $45.8 billion in total capital plus qualifying subordinated debt, resulting in a surplus of $7.3 billion.
• We have submitted our semi-annual subordinated debt management plan to OFHEO.

2. Liquidity Management and Contingency Planning:
• We will maintain a contingency plan providing for at least three months’ liquidity without relying upon the issuance of unsecured debt. We will also periodically test the contingency plan in consultation with OFHEO.
• We have in place a liquidity contingency plan, upon which we report to OFHEO on a weekly basis. We periodically test this plan in accordance with our agreement with OFHEO.

3. Interest-Rate Risk Disclosures:
• We will provide public disclosure of our duration gap, PMVS-L and PMVS-YC interest-rate risk sensitivity results on a monthly basis. See “ANNUAL MD&A — QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK — Interest-Rate Risk and Other Market Risks — Portfolio Market Value Sensitivity and Measurement of Interest-Rate Risk” for a description of these metrics.

• For the first quarter of 2008, our duration gap averaged zero months, PMVS-L averaged $403 million and PMVS-YC averaged $50 million. Our 2008 monthly average duration gap, PMVS results and related disclosures are provided in our Monthly Volume Summary which is available on our website, www.freddiemac.com/investors/volsum.

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Description	Status

4. Credit Risk Disclosures:
• We will make quarterly assessments of the expected impact on credit losses from an immediate 5% decline in single-family home prices for the entire U.S. We will disclose the impact in present value terms and measure our estimated losses both before and after receipt of private mortgage insurance claims and other credit enhancements.
• Our quarterly credit risk sensitivity estimates are as follows:

	Before Receipt of Credit Enhancements(1)		After Receipt of Credit Enhancements(2)

	NPV(3)	NPV Ratio(4)	NPV(3)	NPV Ratio(4)
	(dollars in millions)
At:
03/31/08	$4,922	27.8 bps	$3,914	22.1 bps
12/31/07(5)	$4,036	23.2 bps	$3,087	17.8 bps
09/30/07	$1,959	11.7 bps	$1,415	8.4 bps
06/30/07	$1,768	11.0 bps	$1,292	8.1 bps
03/31/07	$1,327	8.6 bps	$ 929	6.0 bps

(1) Assumes that none of the credit enhancements currently covering our mortgage loans has any mitigating impact on our credit losses.
(2) Assumes we collect amounts due from credit enhancement providers after giving effect to certain assumptions about counterparty default rates.
(3) Based on the single-family mortgage portfolio, excluding Structured Securities backed by Ginnie Mae Certificates.
(4) Calculated as the ratio of NPV of increase in credit losses to the single-family mortgage portfolio, defined in footnote (3) above.

(5) The significant increase in our credit risk sensitivity estimates beginning in Q4 2007 was primarily attributable to changes in our assumptions employed to calculate the credit risk sensitivity disclosure. Given deterioration in housing fundamentals at the end of 2007, we modified our assumptions for slower recovery of forecasted home prices subsequent to the immediate 5% decline.

5. Public Disclosure of Risk Rating:
• We will seek to obtain a rating, that will be continuously monitored by at least one nationally recognized statistical rating organization, assessing our “risk-to-the-government” or independent financial strength.

• At July 15, 2008 and March 31, 2008, our “risk-to-the-government” rating from Standard & Poor’s was AA− with a negative outlook. On May 6, 2008, S&P placed this rating on CreditWatch Negative, which overrode the previous negative outlook designation. On May 19, 2008, S&P affirmed our AA− “risk-to-the-government” rating, removed the rating’s CreditWatch Negative designation and returned the rating to negative outlook.
• At March 31, 2008, our “Bank Financial Strength” rating from Moody’s was A− and on review for possible downgrade. On May 14, 2008, Moody’s downgraded our “Bank Financial Strength” rating from A− to B+. On July 15, 2008, Moody’s downgraded our “Bank Financial Strength” rating from B+ to B– and placed the rating on review for possible further downgrade.

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CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that the information we are required to disclose in our financial reports is accumulated and communicated to senior management as appropriate to allow timely decisions regarding required disclosure. We have documented our disclosure controls and procedures and are currently in the process of assessing their effectiveness.

Internal Control Over Financial Reporting

Six material weaknesses in internal control over financial reporting were identified during the course of our financial statement restatement activities. Five of these material weaknesses were not fully remediated as of December 31, 2007. Each of these material weaknesses represents a broad category of control issues with multiple elements. In some instances, components of a material weakness were identified by management, while in other cases they were identified by our Internal Audit department, our independent auditors, OFHEO or a combination of the foregoing. Because of the broad and pervasive nature of these material weaknesses, substantially all financial statement line items could be affected if the material weakness were not remediated. These material weaknesses contributed to the wide range of errors in our financial statements that were addressed in our restatement of periods through December 31, 2002 and created the potential for future errors that could materially affect our reported results of operations and financial condition.

The material weaknesses that existed as of December 31, 2007 and the actions we took to remediate them are discussed below. We performed extensive verification and validation procedures to compensate for our material weaknesses and significant deficiencies during 2007. In view of the remediation efforts that were completed through December 31, 2007 and the additional verification and validation procedures we performed, we believe that our consolidated financial statements for the year ended December 31, 2007 were prepared in conformity with GAAP in all material respects.

As of March 31, 2008, we have remediated all of the previously identified material weaknesses in our internal control over financial reporting, although there are remaining significant deficiencies. The improvements we implemented to remediate the material weaknesses have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Because we have not yet completed comprehensive testing of the operating effectiveness of our controls, we cannot conclude on the effectiveness of our internal control over financial reporting in its entirety. Additionally, our external auditors have not audited our internal control over financial reporting and have not conducted an evaluation of the specific controls we have implemented through the remediation activities discussed below. However, we have identified no deficiencies in internal control over financial reporting that we consider to be material weaknesses based on preliminary internal control testing or other management self-assessment activities. We continue to execute our plan to remediate significant deficiencies that remain in our internal control over financial reporting, including those identified in the course of remediating our material weaknesses, and improve our financial reporting processes and infrastructure.

Additional material weaknesses may be identified as we complete our controls assessments and our auditors complete their controls testing.

The following discusses the material weakness in our internal control over financial reporting that existed as of December 31, 2007 and the actions we took to remediate them.

Integration between Operations and Finance — Data Hand-offs

Controls over data hand-offs between business units and from external providers needed to be improved. To remediate this material weakness, we developed policies and standards to define control objectives related to hand-offs of information between people, processes and systems. We identified the controls in place over higher risk hand-offs through our business process review, as well as through focused data hand-off assessments, and identified deficiencies in the design of controls at the data hand-off level. For specific control deficiencies identified, we designed and implemented controls in the process to remediate the deficiencies. We tested the operation of these controls in the first quarter of 2008 and found them to be effective. Additionally, we implemented new accounting applications that further enhanced the integration of our processes between Operations and Finance and streamlined our data hand-offs. These applications address accounting for our entire mortgage-related securities portfolio, debt and derivatives portfolios and guarantee asset valuation.

Monitoring Controls within Financial Operations

The controls we used to monitor the results of our financial reporting process, such as the performance of financial analytics and account reconciliations, failed to identify certain issues that required adjustments to our financial results prior to our reporting them. To remediate this material weakness, we developed and implemented monitoring controls and standards to support the accounting processes at both the business unit and corporate levels, including a more structured, in-depth analytics process. These monitoring controls, combined with a newly implemented governance and review structure, have been designed and implemented to provide for detection, escalation and remediation of accounting and reporting issues prior to external disclosure of financial results. We enhanced the operation of these controls through a more thorough

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documentation of their execution, including identifying and resolving items noted for investigation in the execution of these controls and the review and resolution of follow-up results.

Information Technology General Controls — Access to Data and Security Administration

Our controls over information systems security administration and management functions needed to improve in the following areas: (a) granting and revoking user access rights; (b) segregation of duties; (c) monitoring user access rights; and (d) periodic review of the appropriateness of access rights. To remediate this material weakness, we completed the design assessment of our information technology general controls over security administration utilizing the Information Technology Governance Institute’s® Control Objectives for Information and related Technology® framework. We have designed and implemented controls, where necessary, to ensure that data is secure and available only to authorized and appropriate users. We have evaluated these controls, which identified certain additional operational issues around shared system and user IDs and periodic recertification of application level and technical platform user access rights. Although this material weakness has been remediated, operational issues we identified in evaluating the controls we implemented have been classified as two significant deficiencies.

Information Technology General Controls — Change Management

Our controls over managing the introduction of program and data changes needed improvement. To remediate this material weakness, we developed and deployed a new change management process and a new systems development life cycle process that are based on methodologies acquired from a third party. We now require adherence to these processes and related controls for new systems development projects. Critical financial projects that were already in progress were subject to a management evaluation of compliance with specific development control requirements prior to implementation. We have evaluated these controls, which identified certain additional operational issues around the inclusion of process controls in the business requirements for new financial projects and the sufficiency of testing of application functionality and approval prior to deployment. Although this material weakness has been remediated, operational issues we identified in evaluating the controls we implemented have been classified as two significant deficiencies.

Management Self-Assessment

We did not have a self-assessment process for our internal control over financial reporting that would reliably enable management to identify deficiencies in our internal control, evaluate the effectiveness of internal control or modify our control procedures in response to changes in risk in a timely manner. To remediate this material weakness, we designed and deployed a quarterly management self-assessment process that will provide more timely and effective identification, documentation and remediation of control deficiencies within the financial reporting process. The process assigns accountability for assessment of control design and operating effectiveness to business officers who have organizational oversight responsibility for business, information technology and entity-level processes that impact the financial reporting process. We have established a centralized internal control office to govern the management self-assessment process, as well as a formal assessment reporting, aggregation and review process. We have executed the management self-assessment process across the organization for the fourth quarter of 2007 and first quarter of 2008. We have assessed the management self-assessment process over these two quarters and concluded that it is operating effectively.

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ITEM 3. PROPERTIES

Our principal offices consist of five office buildings in McLean, Virginia. We own a 75% interest in a limited partnership that owns four of the office buildings, comprising approximately 1.3 million square feet. We occupy these buildings under a long-term lease from the partnership. We occupy the fifth building, comprising approximately 200,000 square feet, under a long-term lease from a third party.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

We expect our directors and officers to own our common stock. A significant portion of director and executive compensation is paid in common stock, as described in greater detail in “EXECUTIVE COMPENSATION — Board Compensation” and “EXECUTIVE COMPENSATION — Compensation Discussion and Analysis” below. We believe that stock ownership by our directors and executive officers aligns their interests with the long-term interests of our stockholders.

Our only class of voting stock is our common stock. The following table shows the beneficial ownership of our common stock as of May 15, 2008 by our current directors, the executive officers appearing in “Table 123 — Summary Compensation Table,” otherwise referred to as our “named executive officers,” all of our directors and executive officers as a group, and holders of more than 5% of our common stock. Beneficial ownership is determined in accordance with SEC rules for computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person. As of May 15, 2008, each director and named executive officer, and all of our directors and executive officers as a group, owned less than 1% of our outstanding common stock. The information presented below is based on information provided to us by the individuals or entities specified in the table.

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Table 117 — Stock Ownership by Directors, Executive Officers and Greater Than 5% Holders

As of May 15, 2008

		Common Stock		Stock Options	Total Common
		Beneficially		Exercisable	Stock
		Owned Excluding		Within 60 Days of	Beneficially
Name	Position	Stock Options*		April 1, 2008	Owned*

Barbara T. Alexander	Director	2,891	(1)	4,541	7,432
Geoffrey T. Boisi	Director	9,195	(2)	4,541	13,736
Patricia L. Cook	EVP, Chief Business Officer	34,441	(3)	61,917	96,358
Michelle Engler	Director	12,684	(4)	10,739	23,423
Robert R. Glauber	Director	1,227	(5)	911	2,138
Richard Karl Goeltz	Director	12,785	(6)	9,851	22,636
Thomas S. Johnson**	Lead Director	17,172	(7)	7,695	24,867
Jerome P. Kenney***	Director	0		0	0
William M. Lewis, Jr.	Director	8,975	(8)	4,541	13,516
Michael C. May	SVP, Multifamily Sourcing	27,620	(9)	47,292	74,912
Eugene M. McQuade	Former President and Chief Operating Officer; Former Director	25,677	(10)	0	25,677
Shaun F. O’Malley****	Former Lead Director	10,167	(11)	11,064	21,231
Michael Perlman	EVP, Operations and Technology	257		0	257
Anthony S. Piszel	EVP and Chief Financial Officer	18,746	(12)	0	18,746
Nicolas P. Retsinas	Director	2,861	(13)	0	2,861
Stephen A. Ross	Director	28,776	(14)	17,430	46,206
Joseph A. Smialowski	Former EVP, Operations and Technology	0	(15)	0	0
Richard F. Syron	Chairman of the Board and Chief Executive Officer	238,811	(16)	356,337	595,148
All directors and executive officers as a group (26 persons)(17)		557,687	(18)	671,119	1,228,806

	Common Stock	Percent
5% Holder*****	Beneficially Owned	of Class

Capital Research Global Investors 333 South Hope Street Los Angeles, CA 90071-1406	64,658,000(19)	10.0%
AXA Financial, Inc. 1290 Avenue of the Americas New York, NY 10104	41,925,082(20)	6.5%

*	Includes shares of stock beneficially owned as of May 15, 2008. Also includes restricted stock units, or RSUs, vesting within 60 days of May 15, 2008. An RSU represents a conditional contractual right to receive one share of Freddie Mac common stock at a specified future date. See “EXECUTIVE COMPENSATION — Board Compensation — Equity Compensation” and “EXECUTIVE COMPENSATION — Compensation Discussion and Analysis” below for more information.

**	Mr. Johnson was elected Lead Director on June 6, 2008.

***	Mr. Kenney was elected to the Board on June 6, 2008.

****	Mr. O’Malley retired from the Board effective June 6, 2008.

*****	We require that beneficial owners of more than 5% of our common stock report the amount of their ownership interest and certain other information to us. All persons who have filed such a report to date are identified in this table. To enforce compliance with the reporting requirement, we may deny beneficial owners who have failed to file the required report the right to vote any shares in excess of the 5% threshold. Any shares as to which voting rights are denied will not be counted as outstanding shares for determining whether a quorum exists or whether a majority of shares has been voted for or against any proposal.

Based solely on a review of a Form 13F filing with the SEC, as of March 31, 2008, Legg Mason Capital Management, Inc., 100 Light Street, Baltimore, MD 21202, has reported that it exercises investment discretion over 50,244,068 shares of common stock (representing 7.8% of the class). However, because Legg Mason is not yet required to file beneficial ownership reports with us that are the equivalent of Schedule 13G and 13D reports filed with the SEC, information regarding Legg Mason’s ownership of Freddie Mac common stock has not been included in Table 117 above.

(1)	Includes 1,214 RSUs and 81 dividend equivalents on RSUs.

(2)	Includes 1,214 RSUs and 81 dividend equivalents on RSUs.

(3)	Includes 9,100 RSUs.

(4)	Includes 3,940 RSUs and 486 dividend equivalents on RSUs.

(5)	Includes 1,177 RSUs and 50 dividend equivalents on RSUs.

(6)	Includes 5,050 RSUs and 477 dividend equivalents on RSUs.

(7)	Includes 4,116 RSUs and 360 dividend equivalents on RSUs.

(8)	Includes 2,749 RSUs and 189 dividend equivalents on RSUs.

(9)	Includes 2,408 RSUs.

(10)	Figures are based on our records as of May 15, 2008. Includes 0 RSUs.

(11)	Includes 2,916 RSUs and 239 dividend equivalents on RSUs.

(12)	Includes 0 RSUs.

(13)	Includes 464 RSUs and 16 dividend equivalents on RSUs.

(14)	Includes 7,616 RSUs and 1,008 dividend equivalents on RSUs.

(15)	Figures are based on our records as of May 15, 2008. Includes 0 RSUs.

(16)	Includes 30,193 RSUs.

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(17)	In addition to the persons shown in the table, this group includes our Executive Vice President, General Counsel and Corporate Secretary; our Senior Vice President, Single Family Credit Guarantee; our Executive Vice President, Human Resources and Corporate Services; our Senior Vice President, Investments and Capital Markets; our Senior Vice President, Corporate Controller and Principal Accounting Officer; our Senior Vice President and Chief Enterprise Risk Officer; our Senior Vice President, External Relations and Chief of Staff; our Senior Vice President, Single Family Sourcing; and our Senior Vice President — Compliance and Regulatory Affairs and Chief Compliance Officer.
(18)	Includes 96,324 RSUs and 2,987 dividend equivalents on RSUs.
(19)	Based on a review of beneficial ownership reports as of December 31, 2007 that are filed with us and that are the equivalent of Schedule 13G and 13D reports filed with the SEC, and in reliance on updates to those reports based on a review of Form 13F filings with the SEC, as of March 31, 2008, Capital Research Global Investors, 333 South Hope Street, Los Angeles, CA 90071-1406, beneficially owned 64,658,000 shares. As of December 31, 2007, they beneficially owned 60,678,100 shares with sole voting power as to 31,393,350 shares and sole dispositive power as to 60,678,100 shares.
(20)	Based on a review of beneficial ownership reports as of December 31, 2007 that are filed with us and that are the equivalent of Schedule 13G and 13D reports filed with the SEC, and in reliance on updates to those reports based on a review of Form 13F filings with the SEC, as of March 31, 2008, AXA Financial, Inc., 1290 Avenue of the Americas, New York, New York 10104, beneficially owned 41,925,082 shares. As of December 31, 2007, they beneficially owned 36,630,015 shares with sole voting power as to 29,609,379 shares, shared voting power as to 1,552,606 shares, sole dispositive power as to 36,629,979 shares and shared dispositive power as to 36 shares.

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ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS

Directors

The following is a brief biographical description of each of our directors and their ages as of May 15, 2008.

Barbara T. Alexander, 59, has been a member of our Board of Directors since 2004. Ms. Alexander has been an independent consultant since January 2004. Prior to that, she was a Senior Advisor to UBS Warburg LLC and predecessor firms (UBS) from October 1999 to January 2004 and Managing Director of the North American Construction and Furnishings Group in the Corporate Finance Department of UBS from 1992 to October 1999. From 1987 to 1992, Ms. Alexander was a Managing Director in the Corporate Finance Department of Salomon Brothers Inc. From 1972 to 1987, she held various positions at Salomon Brothers, Smith Barney, Investors Diversified Services, and Wachovia Bank and Trust Company. Ms. Alexander is a member of the board of directors of Centex Corporation, where she is the Chair of the Governance Committee; and Qualcomm Incorporated, where she is a member of the Audit Committee and the Governance Committee. She also is an Executive Fellow at the Joint Center for Housing Studies at Harvard University, where Mr. Retsinas is the Director.

Geoffery T. Boisi, 61, has been a member of our Board of Directors since 2004. Mr. Boisi has been Chairman and Chief Executive Officer of Roundtable Investment Partners LLC, a private investment management firm, since January 2008, and prior to that served as Chairman and Senior Partner since March 2005. From 2000 to May 2002, Mr. Boisi was Vice Chairman of JP Morgan Chase, where he served as Co-Chief Executive Officer of JP Morgan, the firm’s investment bank, and was a member of JP Morgan Chase’s executive and management committees. From 1993 to 2000, he was the founding Chairman and Senior Partner of The Beacon Group, a merger and acquisition advisory and private investment firm. From 1971 to 1993, Mr. Boisi held various positions at Goldman Sachs & Company, including senior general partner, member of the firm’s management committee and head of the investment banking business.

Michele Engler, 50, has been a member of our Board of Directors since 2001. Ms. Engler is an attorney and is Trustee of the JNL Series Trust and the JNL Investor Series Trust, each an investment company, and has been a member of the board of managers of each of the JNL Variable Funds L.L.C. since 2000. From 1992 to 2000, she was of counsel to the law firm of Varnum, Riddering, Schmidt & Howlett, a Grand Rapids, Michigan-based law firm. Prior to that, she was a partner in the Houston law firm of Nathan, Wood & Sommers. Ms. Engler served on our Board as a Presidential appointee from 2001 through March 31, 2004, when she was elected to our Board by the stockholders.

Robert R. Glauber, 69, has been a member of our Board of Directors since 2006. Mr. Glauber is a Lecturer at Harvard’s Kennedy School of Government. Prior to that, he served as Chairman and Chief Executive Officer of the National Association of Securities Dealers, or NASD, from September 2001 to September 2006, after becoming NASD’s CEO and President in November 2000 and a member of NASD’s board in 1996. Prior to becoming an officer at NASD, he was a Lecturer at the Kennedy School from 1992 until 2000, Under Secretary of the Treasury for Finance from 1989 to 1992 and, previous to that, a Professor of Finance at the Harvard Business School. Mr. Glauber served as Executive Director of the Task Force appointed by President Reagan to report on the 1987 stock market break (“Brady Commission”). He has served on the board of the Federal Reserve Bank of Boston, a number of Dreyfus mutual funds, the Investment Company Institute, and as president of the Boston Economic Club. Mr. Glauber also is a director of Moody’s Corporation, where he is a member of the Audit Committee and the Governance and Compensation Committee; a trustee of the International Accounting Standards Committee Foundation; and lead director of XL Capital Ltd., where he is a member of the Compensation Committee, the Governance Committee and the Finance Committee. Mr. Glauber has been a Senior Advisor at Peter J. Solomon Co., an investment bank, since November 2006.

Richard Karl Goeltz, 65, has been a member of our Board of Directors since 2003. Mr. Goeltz was Vice Chairman, Chief Financial Officer and Member of the Office of the Chief Executive of American Express Company from 1996 to 2000. Prior to that, he was Group Chief Financial Officer and a member of the Board of NatWest Group from 1992 to 1996. Mr. Goeltz also held various finance positions at The Seagram Company Ltd., including Executive Vice President-Finance and Chief Financial Officer, and at Exxon Corporation. He is a director of Delta Air Lines, Inc. where he is Chair of the Finance Committee and a member of the Audit Committee; a director of Warnaco Group, Inc., where he is a member of the Nominating and Corporate Governance Committee and the Compensation Committee; a director of the New Germany Fund, where he is a member of the Advisory Committee, the Executive Committee, the Nominating Committee, and the Special Shareholders’ Initiative Committee; and a director of Aviva plc, where he is a member of the Audit Committee and Chair of the Remuneration Committee. He also is a member of the Court of Governors and the Council of the London School of Economics and Political Science.

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Thomas S. Johnson, 67, has been a member of our Board of Directors since 2004, and our Lead Director since June 2008. Mr. Johnson retired in September 2004 as Chairman and Chief Executive Officer of GreenPoint Financial Corporation, a national specialty mortgage lender and New York consumer banking company, following the acquisition of GreenPoint Financial by North Fork Bancorporation, Inc., with whom Mr. Johnson remained employed in a non-management capacity until December 31, 2004. Mr. Johnson had held the offices of Chairman and Chief Executive Officer of GreenPoint since 1993. He also was President of GreenPoint through 1997. Prior to that, he served as President and a director of Chemical Bank and Chemical Banking Corporation and then of Manufacturers Hanover Trust Company and Manufacturers Hanover Corporation. Mr. Johnson also is a director of Alleghany Corporation, where he is member of the Executive Committee and the Governance and Nominating Committee; RR Donnelley & Sons, Inc., where he is Chair of the Human Resources Committee; and the Phoenix Companies, where he is a member of the Audit Committee, the Compensation Committee, and the Executive Committee.

Jerome P. Kenney, 66, has been a member of our Board of Directors since June 2008. Since his retirement from Merrill Lynch & Co., Inc. in January 2008, Jerome P. Kenney has served as a consultant for Merrill Lynch, as senior advisor, and holds the honorary position of vice chairman emeritus. Prior to retiring from Merrill Lynch, he served as vice chairman and member of the Executive Client Coverage Group from January 2003 until January 2008. Mr. Kenney was a member of the Executive Management Committee for over 20 years. From 1990 until February 2002, he served as head of Corporate Strategy, M&A and Research and also oversaw Corporate Credit, Marketing and Government Relations. Previously, he served as president and chief executive officer of the Merrill Lynch Capital Markets Group worldwide from 1984, and as a member of the board of directors from 1985 to 1991. He also served earlier as director of Securities Research, director of Institutional Sales and Marketing and head of Investment Banking. He is a director of Invesco Ltd., where he is a member of the Audit Committee, the Compensation Committee and the Nomination and Corporate Governance Committee; and a director of Och-Ziff Capital Management Group, where he is a member of the Compensation Committee and the Nominating, Corporate Governance and Conflicts Committee.

William M. Lewis, Jr., 52, has been a member of our Board of Directors since 2004. Mr. Lewis is a Managing Director and Co-Chairman of Investment Banking at Lazard Ltd., a position he has held since April 2004. From 1978 to 1980 and from 1982 to April 2004, he held various positions at Morgan Stanley, most recently serving as Managing Director and Co-Head of the Global Banking Department from 1999 to 2004. Mr. Lewis also is a director of Darden Restaurants, Inc., where he is a member of the Finance Committee.

Nicolas P. Retsinas, 61, has been a member of our Board of Directors since 2007. Since 1998, Mr. Retsinas has been Director of Harvard University’s Joint Center for Housing Studies, where Ms. Alexander is an Executive Fellow. He also is a lecturer in Housing Studies at the Graduate School of Design and the Kennedy School of Government, and is a lecturer in Real Estate at the Harvard Business School. Prior to his Harvard appointment, Mr. Retsinas served as Assistant Secretary for Housing — Federal Housing Commissioner at the United States Department of Housing and Urban Development from 1993 to 1998 and as Director of the Office of Thrift Supervision from 1996 to 1997. He served on the Board of the Federal Deposit Insurance Corporation from 1996 to 1997, the Federal Housing Finance Board from 1993 to 1998 and the Neighborhood Reinvestment Corporation from 1993 to 1998. Mr. Retsinas serves on the Board of Trustees for the National Housing Endowment and for Enterprise Community Partners and on the Board of Directors of the Center for Responsible Lending.

Stephen A. Ross, 64, has been a member of our Board of Directors since 1998. Mr. Ross has been the Franco Modigliani Professor of Financial Economics at the Massachusetts Institute of Technology since 1998, is the Managing Principal and Chief Investment Officer of Ross Institutional Investors, LLC and has been, and continues to be, a consultant to a number of investment banks and major corporations. He also has been Chairman and Chief Executive Officer of Compensation Valuation, Inc., a company specializing in the valuation of complex option contracts and option valuation services, since April 2003; a member of the Advisory Council of Taconic Capital Partners LLC, an event-driven hedge fund, since January 2004; a director of IV Capital Ltd., a London-based investment company, since May 1998; and Chairman of the Investment Advisory Board of IVC International since July 2004. Mr. Ross also was Co-Chairman of Roll and Ross Asset Management Corporation, an investment management company, from 1986 to July 2004. He previously was the Sterling Professor of Economics and Finance at Yale University from 1976 to 1998, and a Professor of Economics and Finance at the Wharton School of the University of Pennsylvania. Mr. Ross is a member of the Board of Trustees of the California Institute of Technology. He served as a CREF trustee from 1991 to 2004 and as a director of General Re Corporation from 1993 to 1998.

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Richard F. Syron, 64, was appointed Chairman of the Board and Chief Executive Officer of Freddie Mac in December 2003. Prior to joining Freddie Mac, Mr. Syron was the Executive Chairman of Thermo Electron Corporation from November 2002 to December 2003. Mr. Syron was named to the Board of Thermo Electron in 1997. He became Chairman in January 2000 and was Chief Executive Officer from June 1999 to November 2002. He also served as President of Thermo Electron from June 1999 to July 2000. Prior to joining Thermo Electron, he served as Chairman and Chief Executive Officer of the American Stock Exchange from 1994 to May 1999, President of the Federal Reserve Bank of Boston from 1989 to 1994, and President of the Federal Home Loan Bank of Boston from 1986 to 1989. Mr. Syron also is a director of Genzyme Corporation.

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Executive Officers

Our executive officers, and their ages as of May 15, 2008, are as follows:

		Year of
Name	Age	Affiliation	Position

Richard F. Syron	64	2003	Chairman and Chief Executive Officer
Robert E. Bostrom	55	2006	Executive Vice President, General Counsel and Corporate Secretary
Patricia L. Cook	55	2004	Executive Vice President, Chief Business Officer
Paul G. George	56	2005	Executive Vice President, Human Resources and Corporate Services
Michael Perlman	57	2007	Executive Vice President, Operations and Technology
Anthony S. Piszel	53	2006	Executive Vice President and Chief Financial Officer
Donald J. Bisenius	49	1992	Senior Vice President — Single Family Credit Guarantee
Gary D. Kain	43	1988	Senior Vice President — Investments & Capital Markets
David B. Kellermann	40	1992	Senior Vice President — Corporate Controller and Principal Accounting Officer
Timothy F. Kenny(1)	46	2007	Senior Vice President and General Auditor
Michael C. May	49	1983	Senior Vice President, Multifamily Sourcing
Hollis S. McLoughlin	57	2004	Senior Vice President, External Relations and Chief of Staff
Paul E. Mullings	58	2005	Senior Vice President, Single Family Sourcing
Anurag Saksena	47	2005	Senior Vice President and Chief Enterprise Risk Officer
Jerry Weiss	50	2003	Senior Vice President — Compliance and Regulatory Affairs and Chief Compliance Officer

(1)	Mr. Kenny was appointed as Senior Vice President and General Auditor on July 17, 2008.

The following is a brief biographical description of each of our executive officers who are not also on our Board of Directors.

Robert E. Bostrom was appointed Executive Vice President, General Counsel and Corporate Secretary in February 2006. Prior to joining us, Mr. Bostrom was the managing partner of the New York office of Winston & Strawn LLP, a member of that firm’s executive committee and head of its financial institutions practice. Mr. Bostrom originally joined Winston & Strawn in 1990. From 1992 until 1996, Mr. Bostrom served as Executive Vice President of Legal, Regulatory and Compliance and General Counsel of National Westminster Bancorp.

Patricia L. Cook was appointed Executive Vice President, Chief Business Officer in June 2007. Prior to holding her current position, she served as our Executive Vice President, Investments and Capital Markets beginning in February 2005 and prior to that, she served as our Executive Vice President, Investments beginning in August 2004. Prior to joining us, Ms. Cook was Managing Director and Chief Investment Officer, Global Fixed Income at JPMorgan Fleming Asset Management from May 2003. Prior to joining JP Morgan Fleming, she was Managing Director and Chief Investment Officer, Fixed Income at Prudential Investment Management. From June 1991 to July 2001, Ms. Cook was Managing Director at Fisher Francis Trees and Watts. Prior to that, she worked in various management positions at Salomon Brothers, Inc from January 1979 to June 1991.

Paul G. George was appointed Executive Vice President, Human Resources and Corporate Services in December 2006. He joined us in August 2005 as Executive Vice President, Human Resources. Prior to joining us, Mr. George was Senior Executive Vice President of Human Resources at Wachovia Corp. from January 2001 through December 2004. Prior to that, he was a member of Waste Management Inc.’s interim management team from 1998 to 1999. He also served for approximately nine years as Senior Vice President of Human Resources at United Airlines. Between 1985 and 1988 he was Vice President of Human Resources at Pacific Southwest Airlines. Prior to that he was a partner at Meserve, Mumper & Hughes, the second oldest law firm in Los Angeles.

Michael Perlman was appointed Executive Vice President, Operations and Technology in August 2007. Prior to joining us, Mr. Perlman was a managing director at Morgan Stanley until July 2007 where he developed operations and technology infrastructure to support their Fixed Income and Global Operations Divisions. Mr. Perlman also played significant roles in building Morgan Stanley’s mortgage conduit and different financial services systems. Before joining Morgan Stanley in September 1997, Mr. Perlman was a founding partner at AT&T Solutions’ Financial Services Group and a partner in the Washington, DC and New York offices of Deloitte & Touche, where he specialized in large-scale business and technology renovation.

Anthony S. Piszel was appointed Executive Vice President and Chief Financial Officer in November 2006. Prior to joining us, Mr. Piszel was Chief Financial Officer at HealthNet, one of the nation’s largest publicly traded managed health care companies, from August 2004 to November 2006. Prior to that, he held a number of financial positions at Prudential Financial from 1998 to 2004, most recently as Senior Vice President and Corporate Controller. Prior to joining Prudential, Mr. Piszel was an audit partner at Deloitte and Touche.

Donald J. Bisenius was appointed Senior Vice President — Single Family Credit Guarantee in May 2008. Prior to holding his current position he served as the Senior Vice President — Credit Policy and Portfolio Management from November 2003 until April 2008. From August 1998 until October 2003 he was the Senior Vice President of various groups, including Credit Risk Management, Risk Assessment and Model Development. Prior to that, he served as Vice President —

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Mortgage Credit Policy from May 1997 until July 1998. He joined is in January 1992 as the Director of Portfolio Quality in the Mortgage Credit Policy Department. Prior to joining Freddie Mac, Mr. Bisenius served in a variety of positions with the Federal Housing Finance Board in Washington, DC, and the Federal Home Loan Bank Board.

Gary D. Kain was appointed Senior Vice President — Investments & Capital Markets in April 2008. Prior to holding his current position he served as Senior Vice President — Mortgage Investments & Structuring from February 2005. Prior to that Mr. Kain served in several other positions at our company since joining Freddie Mac in 1988, including Vice President — Mortgage Investments and Structuring and Vice President — Mortgage Portfolio Strategy.

David B. Kellermann was appointed Senior Vice President — Corporate Controller and Principal Accounting Officer in March 2008. Prior to holding his current position, he served as our Senior Vice President, Business Area Controller, starting in October 2006. Prior to that appointment, Mr. Kellermann was Vice President, Strategy Execution and Integration from February 2005 until October 2006, during which time he also assumed responsibility for the Finance Program Management Office. Before that, Mr. Kellermann held the positions of Vice President, Valuation, Risk Management and Investment Process from November 2003 to February 2005 and Vice President, Mortgage Portfolio Investment Process from May 2003 to November 2003. Mr. Kellermann also held various other positions at our company since joining us in 1992, including Portfolio Management Director — Senior from March 2002 to May 2003.

Timothy F. Kenny was appointed Senior Vice President and General Auditor in July 2008. Prior to this appointment, Mr. Kenny served as Vice President and Interim General Auditor starting in May 2008. Before that, he served as our Vice President, Assistant General Auditor from September 2007 to May 2008. From 2001 to 2007, Mr. Kenny was a Managing Director with BearingPoint, Inc. (formerly KPMG Consulting, Inc.) where he directed a large team of financial professionals on a variety of financial risk management consulting projects with Ginnie Mae, the Federal Housing Administration, private sector mortgage bankers and other federal credit agencies. He was appointed a member of the BearingPoint, Inc. 401(k) Plan Committee from 2004 and served as a member until his resignation in 2007. He joined KPMG LLP, the predecessor organization to KPMG Consulting, in 1986, was promoted to a KPMG Audit Partner in 1997, and served in that position until the separation of KPMG Consulting from KPMG LLP in February 2001.

Michael C. May was appointed Senior Vice President, Multifamily Sourcing in August 2005. Prior to this appointment, Mr. May served as our Senior Vice President, Operations starting in February 2005. He also served as Senior Vice President, Mortgage Sourcing, Operations & Funding from October 2003 to February 2005. Prior to that, Mr. May held the positions of Senior Vice President, Single Family Operations from July 2002 to October 2003 and Senior Vice President, Project Enterprise from January 2001 to July 2002. Mr. May also held various positions at our company since joining us in 1983, including Senior Vice President, Customer Services and Control, Vice President of Loan Prospector and Vice President of Structured Finance.

Hollis S. McLoughlin was appointed Senior Vice President, External Relations and Chief of Staff in June 2007. Prior to this appointment, Mr. McLoughlin served as our Senior Vice President, External Relations starting in January 2006. He also served as Senior Vice President and Chief of Staff from April 2004 to January 2006. From 1998, Mr. McLoughlin was Chief Operating Officer of two private equity-backed operating companies. Before that, he was one of the founding partners of Darby Overseas, a private equity partnership based in Washington, D.C. He has also been a senior executive at Purolator Courier, an overnight delivery company, and a privately held transportation company. From 1989 through 1992, Mr. McLoughlin served as Assistant Secretary of the Treasury under former President George H. W. Bush. He served as Chief of Staff to Sen. Nicholas Brady, R-N.J., in 1982 and to Rep. Millicent Fenwick, R-N.J., from 1975 to 1979.

Paul E. Mullings was appointed Senior Vice President, Single Family Sourcing in July 2005. Before joining us, Mr. Mullings was Senior Vice President of JPMorgan Chase and Mortgage Finance and Fair Lending Executive at Chase Home Finance. Prior to joining Chase Home Finance in 1997, Mr. Mullings was President and Chief Executive Officer of Mortgage Electronic Registration Systems, Inc. Mr. Mullings was also President and Chief Executive Officer of the residential mortgage division of First Interstate Bank, Los Angeles. Prior to First Interstate, he held a series of increasingly responsible senior management positions at Glendale Federal Bank, Glendale, California.

Anurag Saksena was appointed Senior Vice President and Chief Enterprise Risk Officer in August 2005. Prior to joining us, Mr. Saksena led Enterprise Risk Management at General Motors Acceptance Corporation from July 1999 to December 2004. In addition, Mr. Saksena founded Enterprise Risk Advisors, LLC. He has also held risk and portfolio management positions of increasing responsibility at Société Générale in New York, Royal Bank Financial Group in Toronto and Great-West Life Assurance Company in Winnipeg.

Jerry Weiss was appointed Senior Vice President — Compliance and Regulatory Affairs and Chief Compliance Officer in April 2008. Prior to this appointment, Mr. Weiss served as our Senior Vice President and Chief Compliance Officer starting in October 2003. Prior to joining us, Mr. Weiss worked from 1990 at Merrill Lynch Investment Managers, most recently as First Vice President and Global Head of Compliance. From 1982 to 1990, Mr. Weiss was with a national law practice in Washington, D.C., where he specialized in securities regulation and corporate finance matters.

ITEM 6. EXECUTIVE COMPENSATION

Compensation Committee Interlocks

None of the members of the Board of Directors who served on the Compensation and Human Resources Committee (“CHRC”) during fiscal years 2005, 2006 and 2007 were officers or employees of Freddie Mac or had any relationship with Freddie Mac that would be required to be disclosed by Freddie Mac under Item 407(e)(4) of Regulation S-K.

Board Compensation

Each year, the Board reviews compensation for our non-employee directors. The components of our non-employee director compensation are cash fees and stock awards. The Board believes that appropriate compensation levels help attract

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and retain superior candidates for Board service and that director compensation, supported by our non-employee director stock ownership guidelines, which are discussed in greater detail below, should be weighted toward stock-based compensation to enhance alignment with the interests of our stockholders. Stock-based compensation currently constitutes approximately 50% of director compensation. As of March 3, 2007, all stock-based compensation for non-employee directors is in the form of grants of RSUs. Prior to March 3, 2007, the annual equity grant to non-employee directors consisted of a mix of stock options and RSUs.

We do not have any pension or retirement plans for our non-employee directors. Employee directors do not receive any compensation for their Board service.

The following table shows the cash and equity compensation levels that were in effect in 2007, which remain in effect currently.

Table 118 — 2007 Non-Employee Director Compensation Levels

Board Service
Cash Compensation
Annual Retainer	$60,000
Annual Supplemental Retainer for Lead Director	100,000
Per Meeting Fee	1,500
Initial and Annual Equity Compensation(1)
RSUs	$120,000
Committee Service (Cash)
Annual Retainer for Committee Chair (other than Audit)	$10,000
Annual Retainer for Audit Committee Chair	30,000
Per Meeting Fee (other than Audit)	1,500
Per Meeting Fee for Audit Committee Members	3,000
Per Interview Fee for Director Recruiting	1,500
Per Interview Fee for Litigation-Related Interviews(2)	1,500
Supplemental Payments to Working Group, Effective September 7, 2007
Annual Retainer for Members of Current Working Group(3)	$40,000

(1)	Newly elected and newly appointed non-employee directors during their first term received initial grants of RSUs with a fair market value of approximately $120,000 on the date of the annual stockholders’ meeting, or, if the election or appointment occurred midterm, on the date of such director’s election or appointment, prorated based on the number of whole months from the date of election or appointment until the next expected stockholders’ meeting.
(2)	No such fees were paid in 2007.
(3)	On September 7, 2007, the Board approved the payment of an annual retainer of $40,000 to each member of the working group that was formed in May 2007 to lead the Board’s efforts on management succession planning matters (the “Current Working Group”). Members of the Current Working Group are Messrs. Glauber, Boisi and Johnson. The retainer is paid in equal quarterly installments, beginning with the fourth quarter of 2007. On September 7, 2007, the Board also approved a supplemental payment of $20,000 to each member of the Current Working Group in recognition of the Current Working Group’s services from May to September 2007 and a supplemental payment of $20,000 to each member of a prior working group (the “Original Working Group”) in recognition of the Original Working Group’s services from December 2006 to April 2007 on succession planning for the Chief Executive Officer. Members of the Original Working Group were Messrs. Boisi and Johnson. Mr. O’Malley, a former member of the Current Working Group and the Original Working Group, retired from the Board effective June 6, 2008.

Cash Compensation.  Cash compensation consists of annual retainers and meeting fees. Annual retainers are paid in quarterly installments. The retainer paid to non-employee directors who are elected or appointed after the most recent annual stockholders’ meeting is prorated based on the quarter in which they join the Board. Non-employee directors also are reimbursed for reasonable out-of-pocket costs for attending each meeting of the Board or any Board committee of which they are a member.

Under the 1995 Directors’ Stock Compensation Plan (the “Directors’ Plan”) and the Directors’ Deferred Compensation Plan, an unfunded, non-qualified plan, directors may elect to defer receipt of cash fees and stock awards, as well as elect to convert cash fees into stock. Deferred cash is credited to a director’s account as of the date the amounts would have otherwise been paid to the director. For 2007, six directors elected to defer all or a portion of their 2007 cash fees into deferred stock or common stock.

Deferred compensation to be settled in stock accrues dividend equivalents in the form of additional deferred stock. The number of additional shares of deferred stock that are accrued, as dividends are declared and paid on our common stock, is determined as if the dividend equivalents on the deferred compensation had been reinvested in shares of Freddie Mac common stock.

Subject to earlier payment in the event of hardship withdrawals, deferred cash compensation distributions are payable in lump sums at the earlier to occur of (i) the end of the deferral period or (ii) the earlier of a director’s termination of membership on the Board, disability or death.

Equity Compensation.  Non-employee directors receive stock-based compensation under the Directors’ Plan.

The number of RSUs awarded to non-employee directors is calculated by dividing the dollar amount of the award by the fair market value of our common stock on the grant date. Fair market value is defined under the Directors’ Plan as the closing sales price of a share of our common stock reported for such date. For RSU grants made on or after March 3, 2007, vesting occurs in four equal increments with 25% vesting on each anniversary date of the grant, unless vesting is accelerated

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under certain circumstances, including death, disability or retirement from the Board. For equity grants outstanding as of December 31, 2006, vesting with respect to both stock options and RSUs occurs in equal increments over four terms on the Board, with 25% vesting at the end of every term of office, unless vesting is accelerated under certain circumstances, including death, disability or retirement from the Board.

Dividend equivalents on RSUs granted to our non-employee directors are accrued as additional RSUs and are generally settled at the same time as the underlying RSUs. However, unlike the underlying RSUs, the dividend equivalents on RSUs are not subject to a vesting schedule and are settled upon termination of Board service irrespective of whether the underlying RSUs vest. A director will forfeit unvested RSUs upon a termination other than for death, disability or retirement. Retirement for purposes of the Directors’ Plan is a termination resulting from the director’s attainment of 72 years of age or ten consecutive terms in office.

Effective as of January 1, 2006, we stopped granting dividend equivalents on awards of stock options to non-employee directors. Prior to January 1, 2006, however, stock options granted to our non-employee directors had dividend equivalent rights on each share underlying the option equal to the dividend per share declared and paid on our outstanding common stock. For stock options vested as of December 31, 2004, dividend equivalents are accrued and are payable in cash upon exercise or expiration of the option. In response to Section 409A of the Internal Revenue Code (the “Code”), the CHRC approved a modification of the terms of certain outstanding stock options granted under the Directors’ Plan. In particular, the terms of any stock option grant or portion thereof outstanding as of December 31, 2005 that was not vested as of December 31, 2004 were modified to eliminate the accrual of dividend equivalents. Dividend equivalents accrued through December 31, 2005 with respect to these stock options were distributed in a lump sum in 2006. Thereafter, dividend equivalents with respect to these stock options will not accrue but will be distributed as soon as practicable after dividends on our common stock have been declared.

Non-Employee Director Stock Ownership Guidelines.  Under our Corporate Governance Guidelines (“Guidelines”), non-employee directors generally are expected to hold an investment of at least five times the annual Board retainer in our common stock within five years after joining the Board, unless the Governance, Nominating and Risk Oversight Committee (“GNROC”) determines that it is unduly burdensome for a director to make such an investment. Because the current Board retainer is $60,000, non-employee directors are expected to hold an investment of at least $300,000. Non-employee directors will be treated as complying with this stock ownership requirement, even if the non-employee directors do not otherwise meet the requirement, if they retain all Freddie Mac common stock received upon exercise of stock options or lapsing of restrictions on RSUs. This requirement does not take into account fluctuations in the price of our common stock and may not be satisfied with deferred stock.

The following table summarizes the 2007 compensation provided to all persons who served as non-employee directors during 2007.

Table 119 — 2007 Non-Employee Director Summary Compensation Table

				Change in Pension
	Fees			Value and
	Earned or			Nonqualified Deferred
	Paid in	Stock	Option	Compensation	All Other
Name	Cash(1)	Awards(2)(3)	Awards(2)(4)(5)	Earnings(6)	Compensation(7)(8)(9)	Total

B. Alexander	$109,000	$72,358	$41,334	$0	$13,199	$235,891
G. Boisi	185,500	72,358	41,334	0	13,199	312,391
M. Engler	103,000	97,327	62,226	0	14,227	276,780
R. Glauber	164,500	42,665	8,862	0	10,507	226,534
R. Goeltz	169,500	89,521	60,719	9,139	14,730	343,609
T. Johnson	184,500	90,965	63,654	0	14,052	353,171
W. Lewis, Jr.	91,500	72,358	41,334	0	3,199	208,391
S. O’Malley(10)	309,500	195,400	80,668	2,579	14,311	602,458
J. Peek(11)	48,000	23,199	8,179	0	1,466	80,844
R. Poe(12)	47,500	97,722	58,885	0	19,299	223,406
N. Retsinas(13)	76,500	16,993	0	0	1,365	94,858
S. Ross	145,000	146,183	67,747	0	19,042	377,972

(1)	For Messrs. Boisi, Johnson and Ross, all of the amount shown was paid in the form of common stock pursuant to their election to convert 100% of their retainer and meeting fees into common stock. For Messrs. Lewis and Peek, all of the amount shown was paid in the form of deferred stock pursuant to their election to convert 100% of their retainer and meeting fees into deferred stock. For Mr. Retsinas, includes $46,500 paid in the form of deferred stock pursuant to his election to convert 100% of his retainer and meeting fees paid in the third and fourth quarters of 2007 into deferred stock.

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(2)	Represents the compensation cost for the year of all of the directors’ stock awards (all of which were RSUs) and option awards, respectively, outstanding in 2007, as determined under Statement of Financial Accounting Standards No. 123(R) (“SFAS 123(R)”), rather than an amount paid to or realized by the directors. See “NOTE 10: STOCK-BASED COMPENSATION” to the audited consolidated financial statements for a discussion of the assumptions made in determining the SFAS 123(R) values. The amounts reported disregard estimates of forfeitures for awards with service-based vesting conditions. There can be no assurance that the full SFAS 123(R) amounts will ever be realized by any director. No option awards were made to non-employee directors in 2007. The grant date fair values of the RSU awards made to each non-employee director in 2007 were as follows:

Grant Date
Fair Value of
RSU Awards

B. Alexander	$120,018
G. Boisi	120,018
M. Engler	120,018
R. Glauber	120,018
R. Goeltz	120,018
T. Johnson	120,018
W. Lewis, Jr.	120,018
S. O’Malley(10)	120,018
J. Peek(11)	120,018
R. Poe(12)	—
N. Retsinas(13)	120,018
S. Ross	120,018

The grant date fair value of the RSU awards is calculated by multiplying the number of RSUs granted by the grant date fair value of our common stock. The grant date fair value of these RSUs awards is based on the fair market value of our common stock on June 8, 2007, which was $64.63.

(3)	At December 31, 2007, the aggregate number of common shares underlying the outstanding RSU awards that had not vested and were held by each non-employee director was: Ms. Alexander — 3,714 shares; Mr. Boisi — 3,714 shares; Ms. Engler — 4,030 shares; Mr. Glauber — 2,927 shares; Mr. Goeltz — 3,810 shares; Mr. Johnson — 3,858 shares; Mr. Lewis — 3,714 shares; Mr. O’Malley — 4,030 shares; Mr. Peek — 0 shares; Mr. Poe — 0 shares; Mr. Retsinas — 1,857 shares; and Mr. Ross — 4,030 shares.

(4)	At December 31, 2007, the aggregate number of common shares underlying outstanding option awards, exercisable and unexercisable, held by each non-employee director was: Ms. Alexander — 6,360 shares; Mr. Boisi — 6,360 shares; Ms. Engler — 12,669 shares; Mr. Glauber — 1,822 shares; Mr. Goeltz — 11,781 shares; Mr. Johnson — 9,171 shares; Mr. Lewis — 6,360 shares; Mr. O’Malley — 12,994 shares; Mr. Peek — 0 shares; Mr. Poe — 20,265 shares; Mr. Retsinas — 0 shares; and Mr. Ross — 19,360 shares.

(5)	The value of dividend equivalents is recognized in the compensation expense of the stock option awards shown in the 2007 Non-Employee Director Compensation table. The following presents the actual amounts of cash dividend equivalents paid in 2007 to those non-employee directors who had stock option grants or portions thereof that were outstanding and not vested and exercisable as of December 31, 2004: Ms. Alexander, $7,942; Mr. Boisi, $7,942; Ms. Engler, $14,123; Mr. Glauber, $0; Mr. Goeltz, $13,627; Mr. Johnson, $11,079; Mr. Lewis, $7,942; Mr. O’Malley, $14,350; Mr. Peek, $0, Mr. Poe, $16,266; Mr. Retsinas, $0; and Mr. Ross, $16,266. Dividend equivalents on RSUs granted to our non-employee directors are not paid out in cash but are accrued as additional RSUs and are generally settled at the same time as the underlying RSUs.

(6)	We do not have any pension or retirement plans for our non-employee directors. For Mr. Goeltz, includes $9,139 in above-market interest earned in 2007 on his deferred compensation balances relating to his 2005 and 2007 elections to receive deferred cash. For Mr. O’Malley, includes $2,579 in above-market interest earned in 2007 on his deferred compensation balances relating to his 2007 election to receive deferred cash. Deferred compensation to be settled in cash is credited with interest compounded quarterly at the rate of: (i) 1% per annum in excess of the prime rate as reported by The Wall Street Journal on the first business day of each calendar year during the deferral period; or (ii) such other rate as is determined by the CHRC. In 2007, interest was credited at a rate of 9.25% based on the prime rate on January 2, 2007 of 8.25% plus 1%. Disclosure of nonqualified deferred compensation earnings for Mr. Goeltz and Mr. O’Malley consisted of the above-market portion of interest paid in 2007. Of the 9.25% rate of interest that was paid in 2007 on the deferred compensation balances of Messrs. Goeltz and O’Malley, 3.67% was considered above-market. The market rate of interest for 2007 was 5.58%, which was 120% of the applicable federal quarterly compounded long-term rate for January 2007.

(7)	For Mr. Poe, includes a $5,000 donation made by us to the charity of Mr. Poe’s choice in recognition of his service on the Board. The Freddie Mac Foundation provides a dollar-for-dollar match to eligible organizations and institutions, up to an aggregate amount of $10,000 per director per fiscal year. Matching contributions made to charities designated by the non-employee directors were as follows: Ms. Alexander, $10,000; Mr. Boisi, $10,000; Ms. Engler, $9,450; Mr. Glauber, $10,000; Mr. Goeltz, $10,000; Mr. Johnson, $10,000; Mr. O’Malley, $10,000; Mr. Poe, $10,000; Mr. Retsinas, $1,350; and Mr. Ross, $10,000.

(8)	We have provided Business Travel Accident Insurance for officers, employees and non-employee directors for many years. The basic benefit provides $250,000 to their heirs in the event of accidental death while on business travel for Freddie Mac. The cost of this insurance is attributed to each non-employee director as compensation and reported on a tax Form 1099 each year. In 2007, we learned that the premium cost allocated to the non-employee directors and reported as compensation to the non-employee directors for the three years 2004 through 2006 had been overstated. We made cash payments to the following current non-employee directors to reimburse them for the tax expense they incurred because we had overstated the compensation they received from Freddie Mac: Ms. Alexander, $3,174; Mr. Boisi, $3,174; Ms. Engler, $4,286; Mr. Glauber, $482; Mr. Goeltz, $4,286; Mr. Johnson, $3,730; Mr. Lewis, $3,174; Mr. O’Malley, $4,286; Mr. Peek, $1,447; Mr. Poe, $4,286; Mr. Retsinas, $0; and Mr. Ross, $4,286.

(9)	Includes spousal business travel and entertainment expenses incurred in connection with the March 2007 Board meeting and for which non-employee directors were reimbursed. The reimbursements paid to affected non-employee directors were as follows: Ms. Engler, $466; Mr. Goeltz, $419; Mr. Johnson, $297; and Mr. Ross, $4,731.

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(10)	Mr. O’Malley retired from the Board effective June 6, 2008.

(11)	Mr. Peek resigned from the Board effective September 17, 2007. All of Mr. Peek’s 3,601 RSUs outstanding and unvested as of September 17, 2007 were forfeited. The related dividend equivalents (a total of 164 shares) as of September 17, 2007 were delivered to Mr. Peek in shares of common stock on December 10, 2007. At the time of his resignation from the Board, Mr. Peek had 1,316 stock options. These options expired on December 17, 2007.

(12)	Mr. Poe retired from the Board effective June 8, 2007. All of Mr. Poe’s 4,684 RSUs outstanding as of June 8, 2007, including all previously unvested RSUs and all previously outstanding and deferred shares, were accelerated and delivered to Mr. Poe in shares of common stock as of that date. The related dividend equivalents (a total of 320 shares) as of June 8, 2007 were delivered to Mr. Poe in shares of common stock as of that date. Mr. Poe’s option awards continue to vest and become exercisable according to the schedule that currently applies to those options. Because Mr. Poe retired from the Board effective before the last stockholders’ meeting, he did not receive the June 8, 2007 equity grant to non-employee directors.

(13)	Mr. Retsinas joined the Board on June 8, 2007.

Compensation Discussion and Analysis

This discussion addresses our compensation objectives and policies applicable to the named executive officers, and the application of those objectives and policies for compensation for 2007. To the extent that we may modify these objectives and policies in the future to reflect changing circumstances, the information contained in this discussion may change accordingly. The following discussion and analysis contains statements regarding future individual and company performance targets and goals. These targets and goals are disclosed in the limited context of Freddie Mac’s compensation programs and should not be construed as statements of management’s expectations or estimates of results or other guidance. Freddie Mac cautions investors not to apply these statements to other contexts.

Compensation Philosophy and Objectives

The principal objectives of our compensation program for our named executive officers are to attract and retain high caliber executives, to motivate the executives to work effectively to achieve annual and long-term corporate and individual objectives that are aligned with the interests of our stockholders and other critical constituencies and, based on our pay-for-performance philosophy, to reward the executives when those objectives are met or exceeded.

In addition to individual performance and a review of compensation against the market, in determining named executive officer compensation we consider the following:

•	Potential — The named executive officer’s ability to assume greater responsibility and leadership roles.

•	Ease of Replacement/Retention Risk — The availability of qualified candidates inside the company, the strength of the external labor pool and the risk that competitors may target the named executive officer.

•	Strategic Impact — The named executive officer’s short-, medium-, and long-term contributions and strategic impact on our performance.

Achieving our compensation objectives requires the CHRC and management to exercise significant judgment. As a starting point for this exercise of judgment, we generally establish a target total direct compensation level for each named executive officer. For these purposes, “total direct compensation” consists of base salary, target annual bonus, and target annual long-term equity award.

While the majority of our officers are not covered by employment agreements, certain of the employment agreements or offer letters applicable to the named executive officers provide certain contractual protections, such as guaranteed base salary levels, guaranteed incentive payments in certain situations, and special termination benefits. Since 2003, when we announced the need to restate our financial results for 2000 through 2002 (the “restatement”), we have been engaged in a process of restructuring through changes affecting, among other things, governance, corporate culture, internal controls, accounting practices and disclosure. With the exception of Mr. May, all of our named executive officers have been hired since the commencement of that process. As is typical in such periods of transition, uncertainties amongst executive officers are greater than they otherwise would be. We believe the contractual protections provided are necessary to recruit and retain the exceptional leaders we need to complete the restructuring process and position us for the future.

On November 9, 2007, we entered into an amendment to Mr. Syron’s December 6, 2003 employment agreement that extends the term of his employment agreement through December 31, 2009 under revised compensation terms. We believe the compensation provided under Mr. Syron’s extension agreement is reasonable and comparable to the compensation practices of companies in our Comparator Group, structured to be consistent with our pay-for-performance philosophy, and justified by Mr. Syron’s performance. We believe it was important to secure Mr. Syron’s commitment to stay an extra year so as to enable Freddie Mac to continue its progress towards accomplishing significant initiatives and provide the Board with sufficient time to focus on succession planning and transition processes. The CHRC also approved a special, one-time cash performance award opportunity for Mr. Syron to provide additional incentive for the completion of key tasks through September 30, 2009. We believe that this award is consistent with our pay-for-performance philosophy, which requires the demonstration and evaluation of performance prior to payment. For more information on Mr. Syron’s extension agreement, see “Executive Compensation — Employment and Separation Agreements — Richard F. Syron” below. For more information

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on the parameters of Mr. Syron’s special performance award, see “Compensation Structure — Chief Executive Officer Special Performance Award Opportunity” below. See also our website at www.freddiemac.com/governance/compensation.html, where Mr. Syron’s extension agreement is posted.

Role of Executive Officers and the Compensation Consultant

The CHRC, with input from other non-employee directors, annually reviews and approves the compensation of our Chief Executive Officer and our other executive officers. When possible, including in 2007, management provides competitive market data and otherwise begins discussions concerning executive compensation with the CHRC at least one meeting in advance of the meeting at which the CHRC makes its annual executive compensation decisions. For executive officers other than the Chief Executive Officer, the Chief Executive Officer, working with the Executive Vice President — Human Resources and Corporate Services (the “EVP — Human Resources”), makes recommendations to the CHRC regarding executive compensation actions. The CHRC Chair, with the support of Hewitt and the EVP — Human Resources, as appropriate, prepares a recommendation regarding compensation of the Chief Executive Officer for the CHRC’s approval. The CHRC approves salary adjustments, annual bonus payments and targets, and long-term equity awards and targets after reviewing these recommendations.

To assist the CHRC in carrying out its responsibilities, the CHRC has retained and is assisted by Hewitt, a global human resources consulting firm that provides executive compensation consulting to many Fortune 100 companies and has advised our Board on compensation matters since 1990. Hewitt may provide services directly to the CHRC or, depending on the project, work with the EVP — Human Resources and his staff to provide information and materials to the CHRC with respect to its executive compensation responsibilities. Although most such materials are prepared by employees of the company, all such materials are reviewed by Hewitt. Hewitt also assists in preparing some materials. The CHRC generally works with Hewitt together with management. On occasion, the Chairman of the CHRC works directly with Hewitt without the involvement of management. The EVP — Human Resources is management’s primary contact with Hewitt and is responsible for assisting Hewitt in carrying out its assignments for the CHRC, but, as necessary and appropriate, Hewitt may communicate with other executive officers and with governance attorneys in the company’s Legal Division in carrying out executive compensation projects.

Hewitt’s role is to assist the CHRC in discharging its responsibilities with respect to its oversight of compensation and benefits, which includes apprising the CHRC of best practices as well as emerging compensation trends and issues, including compensation governance. In its capacity as a consultant to management, Hewitt will also help management identify acceptable approaches to ensure that compensation continues to clearly link to short- and long-term performance. In its capacity as a consultant to the CHRC and the GNROC, Hewitt provides the following services to the CHRC and, for non-employee director compensation, the GNROC, as applicable:

•	independent advice and market data to CHRC members on executive compensation and benefit matters, to ensure alignment with our business and strategic objectives, our pay philosophy, and prevailing market and governance practices;

•	review of committee meeting materials, attending committee meetings, and responding to questions which may arise;

•	review of portions of our draft annual proxy statement relating to executive compensation, including the Compensation Discussion and Analysis; and

•	independent advice and market data to the GNROC on non-employee director compensation.

In addition, on an ad-hoc basis, the CHRC or the Board may engage Hewitt for special projects. Hewitt also is expected to attend meetings the CHRC deems appropriate throughout the course of the year and to remain available for consultation with the CHRC Chair and management.

During 2007, Hewitt’s primary consultant for the CHRC attended (either in person or via telephone) or made himself available to participate in every CHRC meeting. Additionally, the CHRC has set aside time at its meetings to meet with Hewitt in executive session without management present in order to discuss any executive compensation questions, comments or concerns.

The CHRC engages Hewitt directly and requires management to disclose annually to the CHRC the work performed by and fees paid to Hewitt, including any work Hewitt performed for management. Pursuant to a policy on the selection and retention of outside advisors to the Board, the CHRC annually reviews and pre-approves any services that Hewitt will provide to management so that the CHRC can determine that Hewitt’s acceptance of engagements and remuneration from management has not impaired the firm’s ability to provide independent advice regarding management compensation to the CHRC.

During 2007, Hewitt advised the CHRC and the GNROC on senior management and non-employee director compensation and various other compensation and benefit related matters. Hewitt’s work included: providing guidance for Mr. Syron’s special performance award opportunity and amended employment agreement (as discussed under “Chief

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Executive Officer Special Performance Award Opportunity” and “Executive Compensation — Employment and Separation Agreements — Richard F. Syron” below); providing competitive market data and advice on the award structure and implementation of performance RSUs; reviewing management’s recommendations for 2007 executive officer compensation actions, and providing advice to the CHRC on compensation actions for these executives; reviewing executive compensation best practices; providing a Board compensation study based on non-employee director compensation market data for the Comparator Group (defined under “Evaluating and Targeting Executive Compensation” below), including providing perspective and recommendations; and reviewing all CHRC meeting materials. Fees for Hewitt’s consulting advice to the CHRC and the GNROC for the year ended December 31, 2007 were approximately $230,000, including travel expenses for attendance at committee meetings.

Hewitt also provided consulting services to management during 2007 in the general areas of compensation and benefits. Compensation services included: providing officer market compensation data and other competitive market information; consulting on the competitiveness and market perspective of short-term and long-term incentive design for non-executive officers; consulting on compliance with OFHEO’s Examination Guidance for Compensation Practices; consulting on our 2007 proxy statement; providing guidance on the structure of non-executive officer-level new hire compensation packages; providing advice on compensation trends and practices; and responding to various ad-hoc compensation data requests. Benefits services included: consulting on retirement program investment and life insurance benefits; analyzing our benefits index; and providing ad-hoc benefit design studies. Fees for Hewitt’s non-CHRC and non-GNROC related services for the year ended December 31, 2007 were approximately $280,000, including travel expenses for attendance at meetings.

Evaluating and Targeting Executive Compensation

A number of factors are taken into consideration during the annual process to evaluate and set target compensation for the named executive officers, as discussed below.

To evaluate the named executive officer’s current compensation compared to the competitive market, we review the compensation of executives in comparable positions at companies that are either in a similar line of business or are otherwise comparable for purposes of recruiting and retaining individuals with the requisite skills and capabilities. We refer to this group of companies as the Comparator Group.

We review and discuss the composition of the Comparator Group on an annual basis with the CHRC and Hewitt. In determining which companies to include in the Comparator Group, we examine several criteria, including the relevant labor market for talent and those companies with which we compete for investment capital. To reflect the investment capital criterion, we examine those companies competing in the mortgage-backed securities sector. To reflect the relevant labor market, we examine industry segments and companies from which we have recruited and to which we have lost officer talent.

A significant secondary factor that we take into account in determining the composition of the Comparator Group is organization scope. This factor focuses on companies in the relevant industry sectors that are comparable in asset/revenue size, operational scope, market capitalization, and profitability. Also relevant is the selection of companies from which we have the ability to obtain high quality, reliable, and consistent compensation data.

After considering these criteria, the CHRC selected the following companies in November 2006 as the Comparator Group for purposes of competitive compensation market analysis in 2007:

American Express
American International Group
Bank of America
Capital One Financial Corporation
Citigroup
Countrywide (acquired by Bank of America)
Fannie Mae
Fifth Third Bancorp
Hartford Financial Services Group
J.P. Morgan Chase	Lehman Brothers Mellon Financial (now Bank of New York Mellon) MetLife SLM (formerly known as Sallie Mae) State Street Suntrust Banks U.S. Bancorp Wachovia Washington Mutual Wells Fargo

We are not able to use the Comparator Group to obtain competitive compensation information for all named executive officers. For example, we do not use the Comparator Group when comparable executive positions do not exist in the Comparator Group or when available data are incomplete. In those instances, we use data from alternative widely used survey sources for financial services companies. In those cases in which the alternative survey sources do not identify executive positions comparable to our positions, we set compensation targets based on our best estimate of the relative scope and responsibilities of the position as compared to the scope and responsibilities of comparable positions within Freddie Mac for which survey data exist. For Ms. Cook’s position, Executive Vice President, Chief Business Officer and Mr. May’s position, Senior Vice President, Multifamily Sourcing, a reasonable match and/or sufficient data were not available in the

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Comparator Group and a survey by McLagan, an Aon consulting company, was used. Overall, we believe the companies that participated in the McLagan survey, financial services companies, appropriately represent our relevant labor market, and that the McLagan survey is an appropriate source of compensation data for jobs that cannot be found in the Hewitt survey of the Comparator Group. To protect the confidentiality of the companies participating, McLagan does not provide the identities of component companies of the surveys used in setting the compensation levels of Ms. Cook and Mr. May. For Mr. Perlman’s and Mr. Smialowski’s position (Executive Vice President, Operations and Technology), the Comparator Group data was provided to and considered by the CHRC. However, the CHRC determined that the Comparator Group positions were more technology-oriented and did not reflect the breadth of the operational responsibilities for our position. Accordingly, a premium was applied to the data in an effort to account for the difference in scope of responsibilities. The CHRC also considered the compensation relationship between Freddie Mac’s position and other executive positions within the company, as well as publicly available information concerning the total direct compensation for a Fannie Mae executive with similar responsibilities. In setting the compensation targets for this position, as well as all other positions, the CHRC exercised its judgment in arriving at appropriate compensation levels taking into account available competitive market compensation data and other factors discussed under “Compensation Philosophy and Objectives.”

The CHRC applied the compensation philosophy and criteria described above at its March 3, 2007 meeting to set 2007 target total direct compensation for the named executive officers other than Mr. Perlman, who had not yet joined the company. In addition, on November 9, 2007, we entered into an amendment extending Mr. Syron’s employment agreement with us through December 31, 2009, pursuant to which Mr. Syron’s base salary effective July 1, 2007, his 2007 target bonus and his 2007 target long-term equity award were increased over the levels approved by the CHRC at its March 3, 2007 meeting. For more information, see “Chief Executive Officer Special Performance Award Opportunity” and “Executive Compensation — Employment and Separation Agreements — Richard F. Syron” below.

The following table shows the named executive officers’ target total direct compensation for 2007.

Table 120 — Executive Officer Target Total Direct Compensation for 2007

		Target Bonus
		Expressed as
		Percentage of		Target Long-Term	2007 Target
		Annualized	2007 Target	Equity Award for	Total Direct
	Base Salary	Base Salary	Bonus(1)	2007 Performance(2)	Compensation

Mr. Syron(3)	$1,200,000	278%	$3,336,000	$9,400,000	$13,396,000
Mr. Piszel(3)	$650,000	155%	$1,007,500	$3,000,000	$4,657,500
Ms. Cook	$600,000	333%	$2,000,000	$2,600,000	$5,200,000
Mr. Perlman(3)	$500,000	245%	$1,225,000	$1,525,000	$3,250,000
Mr. May	$418,000	115%	$480,000	$677,000	$1,575,000
Mr. McQuade(4)	$900,000	180%	$1,620,000	$6,000,000	$8,520,000
Mr. Smialowski(5)	$550,000	209%	$1,150,000	$2,100,000	$3,800,000

(1)	Actual 2007 bonus payouts, paid in March 2008, for each named executive officer are shown in Table 123 — Summary Compensation Table under “Bonus” and are discussed further under “2007 Annual Bonus Compensation” below.
(2)	Actual long-term equity incentives awarded in respect of performance during 2007, granted in March 2008, are shown below under “2007 Long-Term Equity Awards.”
(3)	The 2007 base salaries, 2007 target bonuses and target long-term equity award for 2007 performance for Messrs. Piszel and Perlman were in accordance with their offer letters, and, in the case of Mr. Syron, his amended employment agreement.
(4)	Mr. McQuade resigned his position as President and Chief Operating Officer effective September 1, 2007.
(5)	Mr. Smialowski resigned his position as Executive Vice President, Operations and Technology effective June 30, 2007 but remained employed with the company until December 31, 2007.

After considering the factors discussed below, 2007 target total direct compensation for two of the named executive officers who are currently employed by Freddie Mac and who were employees for the entire 2007 calendar year was set by the CHRC below, and for two of the named executive officers at or above, the median level of total direct compensation for comparable executives in the Comparator Group or, as discussed above, based on alternative survey data.

At its March 3, 2007 meeting, the CHRC decided that Messrs. Syron’s and McQuade’s 2007 target total direct compensation, including their bonus targets, should remain unchanged from their 2006 levels. The 2007 bonus targets for Messrs. Syron and McQuade were conditioned on their executing waivers to their employment agreements so that their potential payments upon termination of employment (which, in some cases, take into account target bonuses) would be calculated based on the bonus target in their respective employment agreements, not the higher 2007 bonus targets. Pursuant to the terms of the November 9, 2007 amendment to his employment agreement, Mr. Syron’s 2007 annual bonus target and long-term equity award target were increased in December 2007, and his base salary was increased effective July 1, 2007. At its March 3, 2007 meeting, the CHRC determined to increase Mr. Smialowski’s annual bonus target and long-term equity award target for 2007. With the exception of Mr. Perlman, who joined the company in 2007, 2007 target total direct compensation for the remaining named executive officers was unchanged from their 2006 levels.

At the March 3, 2007 meeting at which the 2007 total direct compensation targets were approved, the CHRC approved a change in methodology used to calculate the number of RSUs subject to an award by eliminating the economic discount used in converting the approved dollar value of long-term equity awards into a specific number of RSUs. To offset the

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elimination of the economic discount, the CHRC adjusted upward the long-term incentive targets for all executives other than those with employment agreements or offer letters that provide for guaranteed long-term incentive targets. This change did not result in additional cost to the company and did not provide employees with greater value. See “RSUs — Valuation of RSUs” below for more information concerning the elimination of the economic discount.

During the CHRC’s process to establish 2007 compensation targets for the company’s executive officers, the CHRC reviewed data and discussed and considered the following for each named executive officer, except for Mr. Perlman, who had not yet joined the company:

•	The major components of each executive officer’s compensation;

•	Competitive compensation data;

•	An assessment of the executive officer’s performance for the year;

•	A tally sheet of total compensation and benefits paid to, or accrued for, each executive officer;

•	The grant date value of all stock options and RSUs awarded;

•	The estimated year-over-year actuarial increase in qualified and non-qualified pension benefits;

•	The value of all outstanding equity awards, which includes all unvested RSUs, unvested stock options and unexercised vested stock options;

•	Freddie Mac’s actual cost of providing life insurance, disability insurance, and medical insurance to each executive officer;

•	The annual interest accrual for participants in the Executive Deferred Compensation Plan;

•	The estimated value and summary of various perquisites received; and

•	The estimated potential value of compensation due if an executive officer were terminated by Freddie Mac on December 31, 2006 for reasons other than “for cause.”

Prior to the determination of actual awards for performance in 2007, the CHRC reviewed updates to the information listed above for the named executive officers, as well as the following additional items for each of the named executive officers:

•	A chart providing a visual and numerical summary of the total compensation mix for each executive officer;

•	A tabular comparison of the executive’s 2007 target compensation to the competitive market data;

•	A chart illustrating the projected value of the executive’s unvested equity that is scheduled to vest in the future, absent prospective awards, at three hypothetical stock prices; and

•	A tabular comparison of the executive’s equity that is owned outright versus equity that is “at risk.”

Management’s presentation of the value of outstanding equity awards was intended to provide the CHRC with a perspective on the “at risk” pay that a named executive officer would forfeit if he or she were to voluntarily terminate his or her employment with Freddie Mac. This value also provides the CHRC with a perspective on a competitor’s potential cost if it were successful in an attempt to recruit one of our named executive officers and were to compensate such officer for forfeited equity. We consider each of these perspectives important when evaluating the retention risk for a named executive officer, setting target compensation, and recommending actual awards.

The CHRC does not seek to maintain any direct relationship between the various elements of compensation, or to standardize the mix of pay for executive officers. The CHRC believes, however, that, at a minimum, an executive officer’s target long-term incentive award should generally be 40% of his or her target total direct compensation.

As part of the CHRC’s regular decision-making process, the tally sheet provided to the CHRC for each executive officer discloses the executive officer’s then-current post-termination benefits and other executive officer benefits. The tally sheet provides the CHRC with a comprehensive view of all components of compensation and benefits provided to an executive in order for the CHRC to assess the reasonableness of the total value of compensation and benefits provided. Historically, the level of an executive officer’s post-termination benefits and other benefits has not directly affected the CHRC’s analysis in determining any individual executive officer’s target or actual base salary, annual bonus or annual long-term incentive award.

Compensation Structure

Our pay-for-performance philosophy is implemented by providing the named executive officers competitive base salaries, annual bonus opportunities, and long-term equity incentive opportunities. The named executive officers may also receive certain perquisites and other benefits.

Base Salary

As discussed under “Evaluating and Targeting Executive Compensation” above, the base salaries of our named executive officers, including the Chairman and Chief Executive Officer, are broadly based on salaries for comparable positions in the market. Base salaries take into consideration base salaries of comparable positions in the Comparator Group and alternative survey data, if applicable, and also reflect the named executive officer’s job performance, future potential, scope of

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responsibilities and experience. For each of the named executive officers, base salaries are consistent with the terms of his or her respective employment agreement or offer letter and are reviewed annually.

Annual Bonuses

Our annual cash bonus program is intended to motivate our named executive officers to work effectively to achieve both our annual corporate performance objectives and their individual performance objectives and to reward them based on achievement against such objectives.

The determination of the actual bonus payable to our named executive officers occurs at the end of an annual cycle that consists of several stages. For 2007, the first stage occurred at the March 3, 2007 CHRC meeting where, based upon recommendations from management and input from the full Board, the CHRC both approved the 2007 Bonus Funding Scorecard and concurred with an aggregate amount of funding to be made available for 2007 bonuses if all objectives on the 2007 Bonus Funding Scorecard were achieved.

The 2007 Bonus Funding Scorecard contained a balanced set of performance measures that integrated Freddie Mac’s perennial and annual objectives, as follows:

•	Mission. Meeting specific U.S. Department of Housing and Urban Development (HUD) goals and, to the extent consistent with the Interagency Guidance on non-traditional mortgage products and our stated position on subprime lending, HUD subgoals, for the percentage of mortgages purchased by Freddie Mac that fall into the categories of low- and moderate-income, underserved areas, and special affordable housing for 2007. See “BUSINESS — Regulation and Supervision — Department of Housing and Urban Development — Housing Goals and Home Purchase Subgoals” for a more detailed discussion of these goals and subgoals. The 2007 goals were as follows:

Housing Goals:
Low- and moderate-income goal:	55%
Underserved areas goal:	38%
Special affordable goal:	25%

Home Purchase Subgoals:
Low- and moderate-income subgoal:	47%
Underserved areas subgoal:	33%
Special affordable subgoal:	18%

•	Shareholder Value. Accomplishing a number of specific financial goals in the categories listed below.

•	Growth of adjusted fair value. Adjusted fair value is an internal measure used to assess performance with respect to those drivers of fair value results that we actively seek to manage.

•	Fair value return on common equity. We discuss the changes in fair value and management’s expectations concerning long-term fair value growth under “ANNUAL MD&A — CONSOLIDATED FAIR VALUE BALANCE SHEETS ANALYSIS.”

•	Guarantee portfolio growth. Accomplishing a specific growth goal for our credit guarantee portfolio.

•	Achieving a specific market share in the conventional conforming mortgage market.

•	Achieving a targeted return on equity for our purchases of single-family loans.

•	Achieving a targeted return on equity for our net purchases of mortgage investments.

•	Achieving a targeted debt option adjusted spread to LIBOR.

The Shareholder Value targets reflected aggressive assumptions regarding portfolio growth and profitability that would be very challenging to achieve due to significant external pressures and internal infrastructure challenges. The targets for adjusted fair value growth, market share in the conventional conforming market and debt option adjusted spread to LIBOR were set at levels somewhat above our actual results for 2006; the targets for guarantee portfolio growth and return on equity for net purchases of mortgage investments were maintained at levels comparable to our actual results for 2006; and the targets for fair value return on common equity and return on equity for our purchases of single-family loans were set at levels somewhat below our actual results for 2006. These adjustments were made to reflect anticipated market and competitive conditions in 2007. In particular, management and the CHRC considered the possible need for strategic choices between achieving the shareholder value objectives and achieving the company’s mission and risk management objectives, given that actions to increase purchases of goal-qualifying mortgages could potentially detract from the accomplishment of the shareholder value objectives.

•	Accounting and Controls. Returning to quarterly financial reporting and making substantial progress toward completion of our initiative, known as the Comprehensive Plan, to strengthen our controls related to financial operations and reporting and to remediate previously identified material weaknesses within our internal control processes, with priority focus on strengthening technology infrastructure and controls.

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•	Touch More Loans. Enhancing our acquisition, retention and disposition capabilities for non-standard mortgage products.

•	Employee Engagement. Managing voluntary attrition to be equal to or lower than 11.5%, the 2006 rate.

•	Risk Management and Controls. Advancing our enterprise risk management processes.

•	Efficiency. Managing administrative expenses as a percentage of our average total mortgage portfolio to 8.4 basis points.

•	External Reputation. Effectively managing our reputation.

There was no arithmetic weighting applied to the eight performance objectives. However, for 2007, the top priorities for corporate performance established by the CHRC were the achievement of the Accounting and Controls and Touch More Loans objectives, as achieving these objectives would substantially enhance our long-term capability to achieve our perennial objectives of Mission and Shareholder Value. Management designed the 2007 Bonus Funding Scorecard objectives with the understanding that achieving the performance goals would require not only strong financial performance by the company, but also the achievement of two additional performance categories, External Reputation and Efficiency, that management also believed would be difficult to accomplish in 2007. Management acknowledged that there was a significant possibility that several of the objectives would not be achieved, in some cases for reasons beyond the control of the company.

Some of the performance criteria in the 2007 Bonus Funding Scorecard cannot be precisely quantified. Furthermore, to some extent, the achievement of one particular corporate goal can affect the company’s ability to achieve one or more other goal(s), depending on financial market conditions. For example, maximizing some of the Shareholder Value metrics can, at least in some cases, be inconsistent with achieving some of the Mission goals (such as increasing the percentages of mortgages purchased in certain HUD-defined categories) that we are mandated to achieve as part of our federal charter or by our regulators.

Management recommended to the CHRC at its March 2007 meeting that an aggregate amount of funding for the 2007 bonus pool be established. The CHRC concurred with this funding level and with guidelines for adjusting the funding level based on changes in employee demographics, such as additional employees becoming eligible for annual bonuses.

2007 Annual Bonus Compensation

CHRC Assessment of 2007 Corporate Performance

With respect to the 2007 Bonus Funding Scorecard, at the January 31, 2008 CHRC meeting, management reported that we should be assessed as “below plan” because we did not achieve all of the performance measures contained within the Shareholder Value and Efficiency objectives. Additionally, we fell slightly short of expectations on the Mission and Touch More Loans objectives. The assessment of our performance against the 2007 Scorecard objectives was as follows:

•	Mission. We fell slightly short of this objective. A combination of deteriorating conditions in the mortgage credit markets, decreased housing affordability that began in 2005, and regulatory changes made meeting the affordable housing goals and subgoals for 2007 more challenging than in previous years. Management reported to the CHRC that we achieved the HUD goals as well as the sub-goal for the percentage of mortgages purchased by Freddie Mac that fall into the category of underserved housing. We did not achieve the two HUD sub-goals for the percentage of mortgages that fall into the categories of low- and moderate-income and special affordable housing. We believe, however, that the achievement of these two sub-goals was infeasible in 2007. Accordingly, we submitted an infeasibility analysis to HUD. (In April 2008, HUD notified us that it had determined that, given the declining affordability of the primary market since 2005, the scope of market turmoil in 2007, and the collapse of the non-agency, or private label, secondary mortgage market, the availability of subgoal-qualifying home purchase loans was reduced significantly and therefore achievement of these subgoals was infeasible.)

•	Shareholder Value. We did not achieve all of the performance measures of this objective. In developing the performance goals for Shareholder Value, management made aggressive assumptions regarding portfolio growth and profitability before the deterioration in the housing market. We fell substantially short of the objective for fair value return on common equity, and also fell substantially short of the objective for return on equity for our purchases of single-family loans. We met or exceeded the remaining five financial measures. Achieving the two missed Shareholder Value objectives became increasingly difficult throughout the year due to deteriorating conditions in the housing and credit markets. In addition, although it was not a specific Scorecard measure, we considered the decline in our GAAP financial results when evaluating performance against the Shareholder Value measure.

•	Accounting and Controls. We exceeded our objective with respect to Accounting and Controls. We returned to quarterly financial reporting in 2007 and believe we are on track to complete the Comprehensive Plan, which consists of fixing known issues (i.e. remediation of material weaknesses and significant deficiencies), identifying unknown risk and control issues, implementing system changes, and implementing close process improvements.

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•	Risk Management. We achieved our objective to advance our risk management processes. We integrated several key functions into the enterprise risk oversight function in order to strengthen the overall risk management process; our Enterprise Risk Oversight, Investments and Capital Markets and Finance divisions have jointly developed performance metrics for the 2008 Bonus Funding Scorecard; and a risk-based scenario approach to assess economic capital was completed. Finally, a mandatory employee risk management training program was implemented in June 2007.

•	External Reputation. We achieved our objective of effectively managing our reputation risk despite the challenges posed by our financial results, a reduction in our dividend, and raising additional capital. We also continued to take a leadership role in the housing crisis through our $20 billion subprime loan purchase commitment and have maintained industry support for the positions of the GSEs on key legislative and regulatory issues.

•	Efficiency. We did not achieve all of the Efficiency objectives. For 2007, administrative expenses as a percentage of our average total mortgage portfolio declined to 8.6 basis points, but were above the targeted goal of 8.4 basis points. While our core general and administrative expenses were at or below the target amount, our total administrative expenses increased substantially as a result of special initiatives required in 2007 to complete the Comprehensive Plan.

•	Touch More Loans. We fell slightly short of this objective, which was modified mid-year for several reasons. First, within our single-family business, we adjusted the implementation of certain initiatives so that we could focus on helping customers weather impacts to their business and keep borrowers in their homes in light of deteriorating market conditions. Second, within our multifamily business, we focused on managing the significantly increased volume so that we could offer stability in this market. Third, we re-allocated resources to the Comprehensive Plan and information technology systems initiatives. Nevertheless, despite these mid-year changes, we believe both the product and infrastructure achievements towards the Touch More Loans objective were significant.

•	Employee Engagement. We exceeded our objective to maintain the retention of critical talent. Our actual voluntary attrition rate was 9.3%.

After reviewing and discussing the information presented by management, the CHRC exercised its discretion in determining whether we achieved all or any portion of the Scorecard objectives and our performance relative to particular objectives, and agreed with management’s assessment that the company’s performance should be “below plan.” However, the CHRC also considered:

•	The challenging market and regulatory conditions that prevailed during 2007;

•	The degree of difficulty in achieving all of the elements for the eight objectives in the 2007 Bonus Funding Scorecard; and

•	The entirety of our corporate performance, including both accomplishments captured on the 2007 Bonus Funding Scorecard and other notable accomplishments not addressed on the Scorecard that have better positioned the company, such as:

•	A successful offering of $6 billion in preferred stock in December 2007, which substantially strengthened our capital position.

•	Our market-leading response to early signs of the subprime crisis.

•	The settlement of various litigation matters and the SEC’s investigation of Freddie Mac relating to the restatement.

•	Our absorption of significant and unplanned volume increases in single-family and multifamily loans as a result of the shifts taking place in the mortgage finance industry in 2007 (especially the departure of many private-label issuers of mortgage securities from the mortgage purchase market and the corresponding growth in purchases by Freddie Mac).

Additionally, the CHRC considered Freddie Mac’s results versus the objectives in light of the unique business conditions under which the company operates. Freddie Mac’s objectives require the company to balance optimizing the annual shareholder value performance measures, making business decisions that allow us to meet our Mission goals and that are in the best long-term interest of the company, and executing against annual objectives that take into account the guidance from OFHEO. After discussing management’s recommendation, the CHRC exercised its judgment to determine an appropriate level of funding for the 2007 corporate bonus pool. The bonus funding level that was approved by the CHRC was significantly less than the level agreed upon in March 2007 had the company achieved all its 2007 Bonus Funding Scorecard objectives. The CHRC did not consider what the 2007 bonus funding level would have been based solely on an assessment of “below plan” performance against the Scorecard objectives. No formulas or arithmetic methods were applied for calculating any specific funding level based on any specific performance level (i.e., “below plan”, “on plan” or “above

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plan”). As discussed below, individual named executive officer bonus payments were determined in part on the basis of an assessment of such executive officer’s individual performance.

Individual Performance Assessments

The CHRC does not use predetermined arithmetic formulas to determine the compensation it deems appropriate for each individual executive officer, including the named executive officers; rather, determining appropriate compensation requires the exercise of judgment to balance quantitative as well as qualitative factors. The aggregate 2007 annual bonus awarded to each executive officer takes into account not only the company’s performance against the 2007 Bonus Funding Scorecard and the other company-wide factors described above, but also an assessment by the Chief Executive Officer of each executive officer’s and his or her division’s performance during the year, as discussed below, and the CHRC’s business judgment and discretion in determining the compensation it deems appropriate for each individual named executive officer. For the Chief Executive Officer, the CHRC, with input from the other non-employee members of the Board, assessed his performance during the year and applied the same discretion with respect to his compensation.

For 2007, a portion of the executive officer bonuses, other than Mr. Syron’s, was delivered in RSUs with a three-year vesting schedule. Providing a portion of the bonus compensation in RSUs reinforces the linkage between the executive officers’ performance and shareholder value. The three-year vesting schedule offers an additional retention element, the ultimate value of which is tied to shareholder value.

The following table summarizes the annual bonus awards made to the named executive officers for their performance during 2007:

Table 121 — Annual Bonus Awards to Named Executive Officers for their 2007 Performance

	For Performance During 2007
					Actual Cash
			Actual		Bonus as % of	Supplemental
	Target Bonus		Cash Bonus		Target Bonus	RSU Bonus

Mr. Syron	$3,336,000	(1)	$2,200,000	(2)	66%	$0
Mr. Piszel	$1,007,500	(1)	$1,350,000		134%	$200,000
Ms. Cook	$2,000,000		$1,400,000		70%	$200,000
Mr. Perlman	$1,225,000	(1)	$1,225,000		100%	$50,000
Mr. May	$480,000		$465,000		97%	$75,000
Mr. McQuade(3)	$1,620,000		n.a.		n.a.	n.a.
Mr. Smialowski(4)	$1,150,000		$1,150,000		100%	n.a.

(1)	In accordance with Mr. Piszel’s and Mr. Perlman’s offer letters and Mr. Syron’s amended employment agreement, respectively.
(2)	For 2007 performance only. Excludes a special extension bonus of $1,250,000 that is reported for Mr. Syron in Table 123 — Summary Compensation Table below. The special extension bonus was paid to Mr. Syron in December 2007 for his agreement to extend the terms of his employment agreement. See “Executive Compensation — Employment and Separation Agreements — Richard F. Syron.”
(3)	Mr. McQuade terminated his employment effective September 1, 2007 and did not receive an annual bonus in respect of his performance in 2007.
(4)	Mr. Smialowski resigned his position as Executive Vice President, Operations and Technology effective June 30, 2007 and terminated his employment effective December 31, 2007. The cash bonus reported was paid on January 31, 2008 pursuant to his transition period agreement, which became effective June 29, 2007. See “Executive Compensation — Potential Payments Upon Termination or Change in Control — Joseph A. Smialowski” below.

     Mr. Syron

Mr. Syron’s individual 2007 performance was evaluated based on the company’s performance against the 2007 Bonus Funding Scorecard objectives and other achievements not reflected on the Scorecard. Despite the fact that a substantial portion of the 2007 Bonus Funding Scorecard objectives were achieved, in determining Mr. Syron’s 2007 bonus, the CHRC considered the financial performance of the company during the year, the “below plan” performance on the Efficiency Scorecard objective and a modest shortfall on the Mission and Touch More Loans Scorecard objectives. Mr. Syron’s 2007 bonus also reflects the fact that he is accountable for the success of the organization and for assuring that the pay-for-performance philosophy is executed through compensation decisions.

In its evaluation of Mr. Syron’s 2007 performance, the CHRC also determined that, notwithstanding the financial performance of the company during 2007, the company, under Mr. Syron’s leadership, substantially achieved or exceeded a number of the non-financial 2007 Scorecard performance objectives designed to build long-term shareholder value. As discussed under “CHRC Assessment of 2007 Corporate Performance” above, Mr. Syron also led the accomplishment of a number of objectives above and beyond the 2007 Scorecard. Furthermore, Mr. Syron has effectively carried out the duties of both the Chief Executive Officer and President since Mr. McQuade, the company’s former President and Chief Operating Officer, announced his departure in May 2007. Mr. Syron will continue to fulfill both of these roles until a successor Chief Executive Officer is appointed. In the CHRC’s view, through Mr. Syron’s leadership, the company is leading the home mortgage industry through the subprime crisis by establishing appropriate guidelines regarding subprime lending practices and responding to the needs of a mortgage market that continues to experience severe volatility.

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The CHRC determined that the Chief Executive Officer’s total actual 2007 direct compensation was appropriate after taking into account the factors described above, as well as the following:

•	our Chief Executive Officer’s total direct compensation level is consistent with competitive market practices, as reflected by Chief Executive Officer pay in our Comparator Group;

•	our Chief Executive Officer has a much broader scope of responsibility than that of other executive officers within the company;

•	our Chief Executive Officer has been carrying out the duties of both the Chief Executive Officer and President since mid-2007; and

•	our Chief Executive Officer is the primary leader responsible for external representation.

     Mr. Piszel

Mr. Piszel’s performance for 2007 was evaluated primarily based on the company’s performance against one of the most critical 2007 Bonus Funding Scorecard objectives – Accounting and Controls – and other division-specific performance objectives that Mr. Syron established for 2007. The CHRC agreed with management’s assessment that, under Mr. Piszel’s leadership, we achieved “above plan” performance on the Accounting and Controls scorecard objective. More specifically, Mr. Piszel was able to exceed this objective by directing our return to quarterly financial reporting in 2007 and substantially completing the Comprehensive Plan. The company also successfully designed and implemented controls for our financial reporting. Additionally, we have strengthened our internal controls during 2007 by achieving a number of significant milestones. With respect to additional achievements not captured by the 2007 Bonus Funding Scorecard, the CHRC also determined that Mr. Piszel quickly developed a plan for SEC registration and has made substantial progress executing on the plan.

     Ms. Cook

Ms. Cook’s performance for 2007 was evaluated based on the company’s performance against several 2007 Bonus Funding Scorecard objectives and other division-specific performance objectives that Mr. Syron and Ms. Cook established for 2007. On the three 2007 Bonus Funding Scorecard objectives for which Ms. Cook was primarily responsible, the CHRC agreed with management’s assessment that we fell slightly short on two (Mission and Touch More Loans), and were farther below plan on one (Shareholder Value). With respect to additional achievements not captured by the 2007 Bonus Funding Scorecard, however, the CHRC agreed with management’s assessment that Ms. Cook played a significant role in our December 2007 $6 billion preferred stock offering and our market-leading response to early signs of the subprime crisis. In addition, Ms. Cook assumed formal responsibility for three additional divisions in June 2007 and has been informally responsible for these areas since late 2006 without any adjustment to her compensation.

     Mr. Perlman

Because Mr. Perlman joined Freddie Mac in August 2007, his performance was not assessed based on 2007 Bonus Funding Scorecard objectives. The CHRC agreed with management’s assessment that Mr. Perlman has had an immediate impact on moving forward several major initiatives. For example, his leadership and business expertise enabled us to progress significantly on the Comprehensive Plan with respect to the remediation of several material weaknesses and significant deficiencies in our internal controls. The CHRC also agreed with management’s assessment that Mr. Perlman played a significant role in our ability to absorb the significantly increased and unplanned volume of multifamily loans in 2007 by reallocating staff, adopting a variety of efficiencies, and utilizing outsourcing in order to provide capacity to our business units and our customers. More importantly, we were able to absorb this additional volume without increasing our general and administrative costs and without incurring significant disruptions. Further, the CHRC agreed with management’s assessment that Mr. Perlman has made progress in improving efficiency in the operations and technology division, including substantially reducing our reliance on external contractors.

     Mr. May

Mr. May’s performance for 2007 was evaluated based on one of the company’s 2007 Bonus Funding Scorecard objectives, division-specific performance objectives that Ms. Cook and Mr. May established for 2007, and other accomplishments. On the 2007 Bonus Funding Scorecard objective for which Mr. May had the greatest influence (Touch More Loans), we fell slightly short of our objective. With respect to the division-specific objectives, Mr. May accomplished several initiatives to ensure that the Multifamily division is prepared to meet future challenges and substantially accomplish the division’s financial objectives. A new organizational structure was developed and implemented to achieve the business objective of enhancing the speed of service to effectively meet the needs of customers. Additionally, the Multifamily division met the market demand and processed record volumes in the second half of the year, which included the largest transaction in the history of the division.

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Chief Executive Officer Special Performance Award Opportunity

In connection with Mr. Syron’s extension agreement in November 2007, the CHRC and other non-employee directors approved the establishment of a special, one-time cash performance award opportunity for Mr. Syron. The award opportunity was designed to provide additional incentive and recognition for the completion of key tasks over the period from June 1, 2007 through September 30, 2009. These key tasks are beyond the performance measures established by the 2007 Bonus Funding Scorecard. This award is consistent with our pay-for-performance philosophy, which requires the demonstration and evaluation of performance prior to payment. The award is subject to the conditions outlined in Mr. Syron’s amended employment agreement and Mr. Syron may not defer payment of this award until a later date.

The CHRC first set the parameters of the award and developed a list of critical infrastructure, control and cultural objectives that would significantly benefit shareholder interests over the two-year period. The CHRC believed that, if accomplished, these achievements would result in substantial enhancement of shareholder value. The maximum amount payable under this award would place Mr. Syron’s compensation between the 50th and 75th percentile of the Comparator Group data. After receiving advice from Hewitt, the CHRC concluded that this would be appropriate compensation for superior levels of performance. The agreement was reviewed by OFHEO.

The performance determination will be made by the CHRC at a meeting in the third quarter of 2009. The actual payment, if any, will be made as soon as administratively practicable following the determination of performance, but no later than October 31, 2009.

The amount of the actual award will range from $0 to $6 million, with no guarantee that any payment will be made. The specific award amount will be determined by the CHRC, in its sole discretion, based on a reasonable relationship to the number and relative significance and/or strategic value of performance milestones (described below) that the company achieves either in whole or part over the performance period. In determining the actual award amount to be paid to Mr. Syron, the CHRC will obtain and consider the views of the other non-employee directors. The CHRC will also consider Mr. Syron’s actual compensation under our standard annual compensation program during the performance period, and how it compares to the compensation of Chief Executive Officers in the Comparator Group.

	Award Size as %
Payout Level	of Target	Description

Minimum	0%	No milestones achieved
	1% – 99%	Some, but not all milestones are achieved in whole or part as described above.
Maximum	100%	All milestones achieved

The performance milestones*, which will be measured from June 1, 2007 through September 30, 2009, are:

•	Remediate all material weaknesses and significant deficiencies disclosed in the 2006 annual report dated March 23, 2007.

•	Return to timely and sustainable financial reporting with the expectation that we will achieve compliance with Section 404(a) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) with the issuance of our 2009 financial statements and substantial completion of each element of the Comprehensive Plan.

•	Make material improvements in the information technology (IT) infrastructure. [Sustained and reliable operation of IT general controls, remediation of all technology-related material weaknesses and significant deficiencies, consistent application of the systems development life cycle, progress on the development of an end-to-end platform for distributing credit risk exceeding the company’s risk profile, completion of systems work necessary to support SEC registrant reporting, timely completion of major system projects as reported from time to time to the Mission, Sourcing and Technology Committee, improving ability of legacy systems to interface easily with external, third-party IT solutions.]

•	Complete SEC registration under the Exchange Act.

•	Manage a smooth succession process for the Chief Executive Officer position. [Quality of the Chief Executive Officer search process, speed and success of integrating the new Chief Executive Officer into the company’s management team, success in transitioning day-to-day business operations responsibilities to the new Chief Executive Officer.]

•	Substantially enhance the leadership strength of our executive team and the Board. Enhance the level of alignment and collaboration within both our executive team and the Board. [Increase in ready-now candidates for critical succession roles, increase success in filling critical succession roles with internal candidates, increase representation of minority and female officers, success expanding key experience/competency needs when new Board members are selected.]

* Information/data listed in brackets following certain measures are the type of information, both objective and subjective, which the CHRC will take into consideration in determining whether the milestone has been achieved.

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•	Improve the company’s ability to identify and respond to new mission needs and capital market changes and execute on those opportunities that enhance our housing mission and long-term shareholder value. [Success aligning the company’s efforts to improve its financial performance consistent with our mission, success helping shape the new affordable housing goals to focus on delivering housing opportunity directly to our mission constituents, success developing and delivering to market viable, non-predatory sub-prime loan products, providing liquidity, affordability and stability to residential mortgage markets.]

•	Demonstrate substantial progress toward embedding a pay-for-performance culture. [Increasing the level of bonus differentiation versus 2005 results, maintaining an appropriate distribution of performance ratings that aligns with business performance, maintaining bonus payouts linked directly to actual performance against annual Scorecard, utilizing performance features in multiple elements of the pay structure for executive officers.]

•	Demonstrate substantial progress in managing the company within the current and future legislative and regulatory framework. [Informing regulators, Congress and industry groups on the impact of proposed legislative and regulatory actions on the GSEs and providing constructive solutions to respond to legislative and regulatory changes and concerns; addressing concerns raised by Congress, regulators and industry groups regarding how GSEs fulfill their mission as well as concerns regarding potential safety and soundness issues; achieving compliance with the rules and standards under which the GSEs will operate.]

•	Achieve meaningful enhancement of shareholder economic value. [Determining appropriate metrics to measure fair value; year-over-year adjusted GAAP results; return on capital; changes in market share; credit performance; quality and effectiveness of profitability measures.]

The accomplishment of most or all of these milestones would result in a dramatic transformation of the company as compared to its position in late 2003, when Mr. Syron assumed leadership.

The CHRC is responsible for exercising its judgment at the end of the performance period to assess all relevant information, including the information outlined above, to determine the extent to which the performance milestones have been achieved in whole or part (as defined above), in deciding what amount, if any, of the award opportunity should be paid.

This is a special award intended to recognize the achievement of specific performance criteria prior to September 30, 2009. Our normal plan termination provisions do not apply to this opportunity. In the event of death, disability or involuntary termination by us without cause or termination by Mr. Syron for Good Reason (as such term is defined in Mr. Syron’s Employment Agreement) prior to September 30, 2009, the entire award will be forfeited unless the CHRC, in its sole discretion, determines that some or all of the performance milestones had been achieved prior to the event of death, disability, or involuntary termination by us without cause or termination by Mr. Syron for Good Reason. In the event of termination by us for cause or voluntary termination by Mr. Syron other than for Good Reason prior to September 30, 2009, the entire award will be forfeited.

The November 9, 2007 amendment to Mr. Syron’s employment agreement includes an escrow provision under which up to $4 million of the special performance award payment would, under specified circumstances, be escrowed for a period of one year after the payment of the award.

2007 Long-Term Equity Awards

A significant portion of our named executive officers’ compensation is in the form of long-term equity awards, to ensure that the executive officers’ financial interests are well aligned with the long-term interests of our stockholders. In addition, long-term equity compensation is a key component of our compensation structure that enables us to motivate leaders and key employees and encourage them to provide long-term service.

In setting the target long-term equity awards for 2007 for each of the named executive officers, the CHRC considered the factors discussed under “Evaluating and Targeting Executive Compensation” above and the terms of our named executive officers’ employment agreements and offer letters.

Awards granted to named executive officers in March 2008 for performance in 2007 were entirely in the form of RSUs. As discussed below under “RSUs,” a portion of these RSUs are subject to a performance-based vesting condition. The value of the equity awards increases or decreases with changes in the value of Freddie Mac stock. The equity awards thus focus executives on improving the long-term value of Freddie Mac through continued productive service subsequent to the date of the award.

In March 2008, the CHRC determined the actual RSU awards to the named executive officers in respect of 2007 performance. Overall, the CHRC determined it was appropriate that each of the named executive officers’ actual award was equal to or greater than their target, despite the challenging market and regulatory conditions that prevailed during 2007. The CHRC made this decision in order to recognize that a number of actions and accomplishments by management better

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position the company for the future. The individual executive’s amount of these long-term equity awards was based on a number of factors, including:

•	The executive’s performance and contribution during 2007, as discussed under “2007 Annual Bonus Compensation — Individual Performance Assessments” above;

•	The executive’s potential for making future contributions and ability to assume greater responsibility and leadership roles;

•	The engagement and retention of the executive;

•	Criticality of the executive’s skills;

•	The executive’s total direct compensation compared to competitive market levels; and

•	The performance of the company against the 2007 Bonus Funding Scorecard.

Messrs. McQuade and Smialowski were no longer with the company and did not receive a long-term equity award for 2007.

The following table summarizes targets and the value of long-term equity awards actually granted to the named executive officers for their performance during 2007:

Table 122 — Named Executive Officer Long-Term Equity Awards for 2007 Performance

	For Performance During 2007(1)
	Target Long-Term			Actual Award
	Equity Award		Actual Award	as % of Target

Mr. Syron	$9,400,000	(2)	$10,000,000	106%
Mr. Piszel	$3,000,000	(2)	$3,200,000	107%
Ms. Cook	$2,600,000		$2,800,000	108%
Mr. Perlman	$1,525,000	(2)	$1,600,000	105%
Mr. May	$677,000		$677,000	100%
Mr. McQuade(3)	$6,000,000		n.a.	n.a.
Mr. Smialowski(4)	$2,100,000		n.a.	n.a.

(1)	The long-term equity awards in respect of performance during 2007 were granted in March 2008 and will also be reported in our 2009 proxy statement.
(2)	In accordance with Mr. Piszel’s and Mr. Perlman’s offer letters and Mr. Syron’s amended employment agreement, respectively.
(3)	Mr. McQuade terminated his employment effective September 1, 2007 and did not receive a long-term equity award in respect of his performance during 2007.
(4)	Mr. Smialowski terminated his employment effective December 31, 2007 and did not receive a long-term equity award in respect of his performance during 2007.

RSUs

General.  An RSU represents a conditional contractual right to receive one share of our common stock at a specified future date subject to certain restrictions (i.e., the vesting period, and, in certain cases, performance-based conditions or criteria). The underlying stock is not issued until the restrictions lapse, at which time the RSU is settled or, if previously elected by the grantee for grants made prior to 2008, deferred. See “Other Executive Benefits, including Perquisites and Retirement Benefits — Executive Deferred Compensation and Supplemental Executive Retirement Plan” below for more information regarding the deferral of RSUs. In the event a cash dividend is declared and paid on our common stock, holders of RSUs will receive dividend equivalents, paid out in cash promptly after the payment date for such dividend, equal to the number of RSUs held by the executive officer multiplied by the dividend paid on each outstanding share of our common stock. RSUs do not have voting rights because they are not considered legally issued or outstanding shares.

RSUs granted as part of annual long-term equity awards generally vest in four installments at the rate of 25% on each anniversary of the grant date. Of the awards of RSUs made to our named executive officers in March 2008 for their 2007 performance, 25% are subject to an additional performance vesting criterion. The satisfaction of this requirement will be determined in the sole discretion of the CHRC. In order for these RSUs to be considered earned, the CHRC must determine no later than March 31, 2009 that management completed the process of registering our common stock with the SEC. If earned, these RSUs will be subject to the same time-based vesting as the other RSUs held by our named executive officers and will vest with respect to 25% of the award in March 2009, 2010, 2011 and 2012.

As reported in our May 7, 2007 proxy statement, of the awards of RSUs made to our named executive officers in March 2007 for their 2006 performance, 25% also were subject to an additional performance vesting criterion. At its January 31, 2008 meeting, the CHRC determined that this criterion was met. The CHRC determined that the company is in a substantially better position to compete in the marketplace as compared to the company’s positioning at the beginning of 2007 due to substantial progress improving controls, preparing for a return to timely financial reporting and for SEC registration, improving risk management capabilities, improving the pay-for-performance culture, retaining key staff, and assuring sufficient capitalization to weather the mortgage market downturn.

Valuation of RSUs.  In awarding RSUs, the CHRC first approves a dollar value of the RSUs to be awarded. The number of RSUs awarded to each executive officer is then calculated by dividing the dollar amount of the award by the closing price of our common stock on the date of grant.

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In 2006, the CHRC decided to eliminate the use of an economic discount in converting the approved dollar value of long-term equity awards into a specific number of RSUs. The discount had been applied to the fair market value of the company’s common stock on the date of RSU grants, and had the effect of increasing the specific number of RSUs awarded in order to reflect the risk of forfeiture during the restricted period. The CHRC requested that management develop an economically neutral transition plan in order to minimize the impact of the elimination of the discount on award recipients. At the March 3, 2007 meeting, the CHRC approved a change in the methodology used to calculate the number of RSUs subject to an award by eliminating the economic discount. The change in methodology resulted in the value of the RSU portion of the long-term equity award being adjusted upwards by approximately 11% for Ms. Cook and Messrs. May and Smialowski. This change in methodology resulted in an economically neutral outcome from the company’s perspective. It did not result in additional cost to the company and did not provide the employee with greater value, because the upward adjustment of the long-term equity award targets was offset by the elimination of the economic discount in determining the specific number of RSU awards.

For Messrs. Syron and McQuade, this change in methodology was not applicable and, for Mr. Syron, will not be applicable in the future, because in 2006 they requested not to have their target long-term equity awards adjusted upward. Additionally, this adjustment is not applicable to Mr. Piszel, or other executive officers with an employment agreement or offer letter that sets forth a defined dollar value for the annual long-term equity award.

Stock Options

General.  Each stock option entitles its holder to purchase one share of our stock at its fair market value on the date that the option was granted. Stock options granted as part of long-term incentive awards generally vest in four installments at the rate of 25% on each anniversary of the grant date. For example, the stock options granted to executive officers in June 2006 vested with respect to 25% of the award in June 2007 and will vest with respect to 25% of the award in each of June 2008, 2009, and 2010. The company has not granted stock options to executive officers since June 2006.

Valuation of Stock Options.  To determine the number of stock options for the annual award, the CHRC first approves a dollar amount of stock options to be awarded. On the grant date, that dollar amount is converted into a number of shares of common stock subject to the stock option using a Black-Scholes model for the valuation of stock options. The exercise price of stock options is equal to the fair market value of a share of our common stock on the grant date. At the time of the June 2006 grant of stock options, fair market value was defined by the 2004 Stock Compensation Plan (“2004 Employee Plan”) as the average of the high and low prices of a share of our common stock on the grant date as reported in The Wall Street Journal’s composite transactions table for New York Stock Exchange listed securities. On December 7, 2006, the CHRC approved an amendment to the 2004 Employee Plan to change the definition of fair market value that is used for purposes of determining the exercise price of stock options, from the average of the high and low prices to the closing price of our stock on the date of grant.

Proportion of Long-Term Incentives Awarded in RSUs and Stock Options

Awards made in 2008 for performance by the named executive officers in 2007 were solely in the form of RSUs. The CHRC’s decision to deliver the annual long-term incentive award in RSUs was determined as part of its annual review of executive compensation. Factors considered included long-term incentives that are appropriate for internal desired outcomes, competitive market practices at both the companies in the Comparator Group and the financial services industry, and the greater retention value of RSUs versus stock options. A major consideration in the CHRC’s decision to use solely RSUs was the CHRC’s conclusion that during our ongoing restructuring period, RSUs better achieved a number of internal objectives, including:

•	motivating leaders and key employees and encouraging them to provide long-term service without undue focus on short-term changes in stock price; and

•	increasing the immediate “at risk” equity value to assist in maximizing retention to maintain stability in leadership and key contributor roles.

Other Executive Benefits, Including Perquisites and Retirement Benefits

Generally Available Benefits

Health and Welfare Plans

The named executive officers are eligible to participate in employee benefit programs and plans that are generally available to all full-time and part-time employees (subject to fulfilling certain eligibility requirements). These include benefits such as our active employee health and welfare plans (including medical, dental, vision, group life insurance, accidental death and personal loss insurance and employee assistance benefits), as well as other programs such as our Employee Stock Purchase Plan (the “ESPP”). In designing these benefits we seek to provide an overall level and mix of benefits that is competitive with those offered by companies in our Comparator Group.

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Tax-Qualified Defined Benefit and Defined Contribution Retirement Plans

The named executive officers are eligible to participate in our broad-based tax-qualified retirement plan (“Pension Plan”) and savings plan (the “Thrift/401(k) Savings Plan”), on the same terms as other employees. For additional information on these two plans, including the present value of accumulated benefits under the Pension Plan for each of the named executive officers, see “Table 123 — Summary Compensation Table” and “Table 127 — Pension Benefits — 2007” and accompanying narrative disclosures in the “Executive Compensation” section below.

Executive Deferred Compensation and Supplemental Executive Retirement Plans

During 2007, the named executive officers were eligible to participate in the Freddie Mac 2002 Executive Deferred Compensation Plan, or the Executive Deferred Compensation Plan, which allowed them to elect to defer a portion of their annual salary and all of their cash bonus and the settlement of their RSUs received under our stock plan. Effective January 1, 2008, the Executive Deferred Compensation Plan has been amended and restated to redesign the plan and bring the plan into documentary compliance with Code Section 409A. Among the changes made to the plan is the prospective elimination of the deferred settlement of RSUs for RSUs granted in 2008 and later years and a limitation on the amount of annual salary that may be deferred equal to 80% of such salary. The named executive officers were eligible to defer settlement of RSUs granted in 2007. While Mr. May has a deferred compensation balance, none of our named executive officers deferred receipt of salary or bonus under the Executive Deferred Compensation Plan in 2007. Mr. Perlman deferred the settlement of his sign-on award RSU grant received in 2007. For more information, see “Executive Compensation — Non-Qualified Deferred Compensation” below.

The named executive officers were also eligible to participate in the Freddie Mac Supplemental Executive Retirement Plan (SERP) during 2007. This plan was also amended and restated effective January 1, 2008 to redesign the plan and bring the plan into documentary compliance with Code Section 409A. This plan has two components, one of which corresponds to the Pension Plan and the other of which corresponds to the Thrift/401(k) Savings Plan. The Pension SERP Benefit (which used to be called the “Restoration Benefit” prior to the SERP’s restatement) provides participants with the full amount of benefits to which they would have been entitled under the Pension Plan if that plan (1) was not subject to certain limits on compensation and benefits that can be taken into account under the Code and (2) did not exclude from compensation amounts deferred under our Executive Deferred Compensation Plan. The Thrift/401(k) SERP Benefit (which used to be known as the “Make-Up Contribution” prior to the SERP’s restatement) provides participants with the full amount of benefits to which they would have been entitled under the Thrift/401(k) Savings Plan if that plan (1) was not subject to certain limits under the Code and (2) did not exclude from compensation amounts deferred under our Executive Deferred Compensation Plan. We believe that the SERP is an appropriate benefit because offering such a benefit helps us remain competitive with companies in our Comparator Group.

For specific information on the accruals and earnings under the Thrift/401(k) SERP Benefit for each of the named executive officers, see Table 128 and accompanying narrative disclosures under “Executive Compensation” below. For a summary of our pension benefit obligations to the named executive officers, including under our tax-qualified pension plan and the Pension SERP Benefit, see “Table 127 — Pension Benefits — 2007” and accompanying narrative disclosures under “Executive Compensation” below.

Perquisites and Additional Life and Disability Insurance Payments

Certain perquisites are made available to our named executive officers. These include financial planning services, relocation reimbursements and related tax gross-ups, home security systems (Chief Executive Officer and Chief Operating Officer only), personal use of a car and driver for commuting transportation in the Washington, D.C. area and related tax gross-ups (Chief Executive Officer and Chief Operating Officer only), payment of spousal business travel and spousal dining costs for business purposes and related tax gross-ups, and the accompaniment of spouses and other family on charter aircraft business travel so long as there is no incremental cost to the company. These types of perquisites are common among executives in our industry. In addition, providing them as perquisites (as opposed to increasing base salary in an amount designed to compensate for the loss of these perquisites) avoids the increase that would otherwise occur in certain other benefit costs that are based on the level of an executive’s base salary. Further details regarding these perquisites are contained in Table 123 — Summary Compensation Table and accompanying footnotes under “Executive Compensation”. Table 123 — Summary Compensation Table also details certain payments for life and disability insurance made on behalf of the named executive officers.

Post-Termination Compensation

The named executive officers may receive certain payments or benefits at, following, or in connection with a change in control of Freddie Mac, a change in the named executive officer’s responsibilities, or a named executive officer’s termination, including resignation, severance, retirement or constructive termination. These payments are described in detail in “Executive Compensation — Potential Payments Upon Termination or Change in Control” and “Executive Compensation —

223	Freddie Mac

Employment and Separation Agreements”, where the specifics of the employment agreement, offer letter or separation arrangement applicable to each named executive officer are explained.

The termination provisions differ significantly among the named executive officers, all of whom, with the exception of Mr. May, have either employment agreements or offer letters with certain minimum compensation guarantees. These differences grew out of the different negotiations that occurred with respect to the employment of the named executive officers, all of whom, with the exception of Mr. May, were hired after the restatement, between December 31, 2003 and August 1, 2007. During the negotiations with our named executive officers, we relied on the advice of Hewitt and competitive market survey data in the financial services industry provided by Hewitt in structuring the post-employment compensation arrangements. Each arrangement was entered into following arms-length negotiations with the named executive officer. In addition, each post-employment compensation arrangement was submitted to OFHEO for its review and approval pursuant to statutory and regulatory requirements that OFHEO determine whether termination benefits to be provided to our executive officers are comparable to benefits that would be provided to officers of other public and private entities involved in financial services and housing interests who have comparable duties and responsibilities. In light of the restructuring efforts that began in 2003 and which are still underway and the relatively late stages in their careers of some of our new named executive officers, it was not unexpected that a condition of their accepting employment was our provision of significant protections if their employment is terminated without cause or they terminate for good reason during the early years of their employment with us.

Compensation Committee Discretion

The CHRC retains the discretion to decrease all forms of incentive payouts based on significant individual or company performance, subject, in certain cases, to the terms of a named executive officer’s employment agreement or offer letter. Likewise, the CHRC retains the discretion to increase payouts and/or consider special awards for significant achievements.

Timing of Equity Grants

Freddie Mac has a policy for the dating of equity grants, including annual long-term equity incentive awards and other awards such as sign-on awards. In recommending the effective date of grant for the annual long-term equity incentive award to all eligible employees, including named executive officers, management considers, based on discussions with our Legal Division, the timing of the release of material, non-public information and other risks. If there is no material non-public information pending, then the recommended effective date is the date of the meeting at which the award is approved by the CHRC. If there is material non-public information pending, the effective date of grant is deferred to the third business day after the date of the public announcement and release of the material non-public information. Neither management nor the CHRC have in the past or plan in the future to time the release of material non-public information for the purpose of affecting the value and amount of equity incentive awards.

In the case of sign-on awards, the policy requires that the effective date of grant is the next regularly scheduled meeting of the CHRC following the CHRC’s approval and the individual’s first date of employment, even if the CHRC decides not to meet on such date. With respect to stock-based incentive awards other than annual awards and sign-on awards, and subject to deferral of effective dates of grant until the third business day after public release in the case of pending material non-public information, the effective date of grant is generally the date of the meeting at which the award is approved by the CHRC, subject to deferral as described above for annual awards.

Adjustment or Recovery of Awards

Our standard RSU and stock option award agreements provide that any unvested RSUs and any unexercised stock options, whether or not vested, would be immediately canceled and forfeited and that the recipient would be required to repay all after-tax gains recognized upon the vesting of RSUs or exercise of our stock options under the award in the event that the employee seeks or accepts employment with one of our competitors. After we register our common stock with the SEC we will become subject to Section 304 of the Sarbanes-Oxley Act, which provides that if we are required to restate our financials due to material noncompliance with any financial reporting requirements as a result of misconduct, our Chief Executive Officer and our Chief Financial Officer must reimburse us for (1) any bonus or other incentive-based or equity-based compensation received during the 12 months following the first public issuance of the non-complying document, and (2) any profits realized from the sale of our securities during those 12 months. Additionally, OFHEO could require us to seek to include language regarding adjustments or return of prior stock awards in employment agreements we may seek to enter into in the future.

Stock Ownership Guidelines

We expect our directors and officers to own our common stock. A significant portion of director and executive compensation is paid in common stock, as described in greater detail herein and in “Board Compensation” above. We believe that stock ownership by our directors and executive officers aligns their interests with the long-term interests of our stockholders.

224	Freddie Mac

We expect our Chief Executive Officer to own, within four years of each such officer’s date of hire or promotion, as appropriate, Freddie Mac stock with a fair market value equal to five times such officer’s annual base salary. We also expect, within four years of the date of hire or promotion to executive officer, our other executive officers to own Freddie Mac stock with a fair market value equal to three times such officer’s annual base salary. Each of our executive officers, including our Chief Executive Officer, will be treated as complying with this stock ownership requirement, even if the officer does not otherwise meet the requirement, if the officer:

•	retains all Freddie Mac stock the officer owned as of the later of January 31, 2006 or the date the executive officer is hired or promoted into an executive officer position; and

•	retains all Freddie Mac stock acquired through the settlement of restricted stock units (net of shares withheld for taxes) for which the restrictions have lapsed, or for which the restrictions lapse in the future.

For information on our stock ownership requirements for non-employee directors, see “Board Compensation — Non-Employee Director Stock Ownership Guidelines” above.

225	Freddie Mac

Executive Compensation

Compensation Tables

The following tables set forth compensation information for our Chief Executive Officer, our Chief Financial Officer, our three other most highly compensated executive officers who were serving as executive officers as of December 31, 2007 and two former executive officers who otherwise would have been listed in the table, but had ceased to be executive officers before December 31, 2007.

Table 123 — Summary Compensation Table

						Change in
						Pension Value
						and
						Nonqualified
						Deferred
				Stock	Option	Compensation	All Other
Name and Principal Position	Year	Salary(1)	Bonus(2)	Awards(3)	Awards(3)	Earnings(4)	Compensation(5)	Total

Richard F. Syron	2007	$1,200,000	$3,450,000	$8,662,876	$3,471,051	$734,063	$771,585	$18,289,575
Chairman of the Board and Chief Executive Officer	2006	1,100,000	2,400,000	7,162,448	3,261,460	355,273	453,882	14,733,063
Anthony S. Piszel(6)	2007	650,000	1,350,000	1,875,521	0	84,038	352,469	4,312,028
Executive Vice President and Chief Financial Officer	2006	88,750	3,100,000	93,593	0	0	367,954	3,650,297
Patricia L. Cook(6)	2007	600,000	1,400,000	1,717,224	603,851	225,550	302,578	4,849,203
Executive Vice President and Chief Business Officer	2006	600,000	2,300,000	1,118,767	533,747	221,353	123,062	4,896,929
Michael Perlman(6)	2007	208,333	1,775,000	127,989	0	0	73,451	2,184,773
Executive Vice President, Operations and Technology
Michael C. May	2007	418,000	715,000	599,423	281,262	194,772	140,921	2,349,378
Senior Vice President, Multifamily Sourcing
Eugene M. McQuade(6)	2007	600,000	0	2,208,341	500,894	0	446,091	3,755,326
Former President and Chief Operating Officer	2006	900,000	1,500,000	3,627,289	1,088,677	193,180	338,313	7,647,459
Joseph A. Smialowski(6)	2007	550,000	1,350,000	549,830	162,195	0	158,649	2,770,674
Former Executive Vice President, Operations and Technology	2006	541,667	975,000	776,270	308,145	148,351	70,078	2,819,511
The stock and option award amounts used to calculate total compensation shown above are not the amounts granted to or actually realized by our named executive officers in 2006 or 2007, but rather the compensation expense recognized by Freddie Mac in the year shown for the named executive officers’ restricted stock unit awards and option awards as determined under SFAS 123(R). For example, in the table above, the value disclosed for stock and option awards is the SFAS 123(R) expense recognized in 2007 for Mr. Syron’s restricted stock unit awards and option awards, $12,133,927. The actual fair market value of stock options that were exercised and the restricted stock unit awards that vested in 2007 was $4,433,106. This results in a $7,700,821 difference between total 2007 compensation using the SFAS 123(R) expense (reflected in the table above) and the total 2007 compensation using the value of stock options that were exercised and restricted stock units that vested in 2007. The chart below compares the 2007 total compensation for all named executive officers as reflected in the Summary Compensation Table with the total compensation for 2007 using the fair market value of stock options that were exercised and restricted stock units that vested in 2007.

		Total 2007 Compensation
		Using Value of Stock
	Total 2007	Options Exercised and
	Compensation Using	Restricted Stock Awards
Name	SFAS 123(R) Expense	Vesting in 2007

Mr. Syron	$18,289,575	$10,588,754
Mr. Piszel	4,312,028	3,137,889
Ms. Cook	4,849,203	3,891,280
Mr. Perlman	2,184,773	2,056,784
Mr. May	2,349,378	2,042,768
Mr. McQuade	3,755,326	5,203,895
Mr. Smialowski	2,770,674	2,983,850

(1)	Mr. Syron’s 2007 salary of $1,200,000 was attributable to his annual salary of $1,100,000 from January 1, 2007 through June 30, 2007 and $1,300,000 from July 1, 2007 through December 31, 2007. Mr. Perlman’s 2007 salary of $208,333 was attributable to the period from his employment date, August 1, 2007, through December 31, 2007, based on an annual salary of $500,000. Mr. McQuade’s 2007 salary of $600,000 was attributable to his annual salary of $900,000 from January 1, 2007 through his termination date of September 1, 2007.

(2)	Except as otherwise noted, amounts reported for all named executive officers are for performance in 2006 and 2007. Mr. Syron’s bonus in 2007 includes a special extension bonus of $1,250,000 for his agreement to extend the terms of his employment agreement. Mr. Piszel’s bonus in 2006 includes a one-time cash sign-on bonus of $2,500,000 that is subject to repayment under certain circumstances. Mr. Perlman’s bonus includes a one-time cash sign-on bonus of $550,000 that is subject to repayment under certain circumstances. Mr. May’s bonus includes a retention bonus of $250,000. Mr. Smialowski’s bonus in 2007 is in accordance with his Transition Period Agreement dated May 18, 2007 and is the sum of $1,150,000 attributable to his annual bonus for performance in 2007, and a $200,000 supplemental cash payment. The 2006 annual bonus amounts were approved by the CHRC on March 3, 2007 and paid on March 16, 2007. The 2007 annual bonus amounts were approved by the CHRC on March 7, 2008 and paid on March 17, 2008. For information regarding guaranteed bonuses and contractual target bonuses for Messrs. Syron, Piszel, Perlman and Smialowski, see “Employment and Separation Agreements” below.

226	Freddie Mac

(3)	See “NOTE 10: STOCK-BASED COMPENSATION” to the audited consolidated financial statements for a discussion of the assumptions made in determining SFAS 123(R) values. The amounts reported disregard estimates of forfeitures for awards with service-based vesting conditions. There can be no assurance that the SFAS 123(R) amounts will ever be realized by any named executive officer.

Grants of RSUs include the right to receive dividend equivalents. Prior to January 1, 2006, stock options also had dividend equivalent rights on each share underlying the option equal to the dividend per share declared and paid on our outstanding common stock. For stock options vested as of December 31, 2004, dividend equivalents are accrued and are payable in cash upon exercise or expiration of the option. In response to Code Section 409A, the CHRC approved a modification of the terms of certain outstanding stock options granted under the 2004 Employee Plan. In particular, the terms of any stock option grant or portion thereof outstanding as of December 31, 2005 that was not vested as of December 31, 2004 were modified to eliminate the accrual of dividend equivalents. Dividend equivalents accrued through December 31, 2005 with respect to these stock options were distributed in a lump sum in 2006. Thereafter, dividend equivalents with respect to these stock options will not accrue but will be distributed as soon as practicable after dividends on our common stock have been declared. Beginning January 1, 2006, dividend equivalents are no longer granted in connection with awards of stock options.

The value of dividend equivalents is recognized in the compensation expense of the stock option and RSU awards shown in the Summary Compensation Table. The table below shows the actual amount of cash dividend equivalents paid in 2006 and 2007 to the named executive officers on their outstanding RSU awards and the portions of their outstanding stock option awards that were not vested and exercisable before January 1, 2005.

			Dividend
		Dividend Equivalents	Equivalents Paid on	Total Dividend
	Year	Paid on RSUs	Stock Options	Equivalents Paid

Mr. Syron	2007	$400,489	$497,955	$898,444
	2006	471,555	1,180,719	1,652,274
Mr. Piszel	2007	168,561	0	168,561
	2006	39,470	0	39,470
Ms. Cook	2007	121,704	84,255	205,959
	2006	111,177	190,655	301,832
Mr. Perlman	2007	10,103	0	10,103
Mr. May	2007	42,466	56,783	99,249
Mr. McQuade	2007	183,842	140,963	324,805
	2006	288,602	347,332	635,934
Mr. Smialowski	2007	97,893	42,300	140,193
	2006	83,212	86,856	170,068

(4)	Amounts reported reflect the actuarial increase in the present value of each named executive officer’s accrued benefits under our Pension Plan and the Pension SERP Benefit from September 30, 2005 to September 30, 2006 (for 2006) and from September 30, 2006 to September 30, 2007 (for 2007), determined using the assumptions applied in our consolidated financial statements for the years ended December 31, 2006 and 2007, respectively, and the normal retirement age of 65 specified in the Pension Plan. See “NOTE 14: EMPLOYEE BENEFITS” to the audited consolidated financial statements for a discussion of these assumptions. Present values are determined based on generational mortality tables developed by the Society of Actuaries’ Retirement Plans Experience Committee. Mr. Piszel was not a participant in the Pension Plan as of September 30, 2007, but became a participant as of December 31, 2007. The amounts reported for Mr. Piszel reflect the actuarial increase in the present value from September 30, 2006 to September 30, 2007.

With the exception of Mr. May, the values reported include amounts that the named executive officers are not currently entitled to receive because such amounts are not yet vested. The amounts reported do not include values associated with retiree medical benefits, which are generally available to all employees. For additional information concerning the Pension Plan and the Pension SERP Benefit, see “Pension Benefits” below. For additional information concerning the Thrift/401(k) SERP Benefit, see “Non-qualified Deferred Compensation” below.

The amounts reported for Mr. May also include the above-market earnings on his accumulated balance in the Executive Deferred Compensation Plan as of December 31, 2007. Deferrals under the Executive Deferred Compensation Plan are credited with interest compounded daily at the rate of: 1% per annum in excess of the prime rate as reported by the Wall Street Journal on the first business day of each calendar year during the deferral period. In 2007, interest was credited at a rate of 9.25% based on the prime rate on January 2, 2007 of 8.25% plus 1%. Nonqualified deferred compensation earnings included for Mr. May consisted of the above-market portion of interest paid in 2007, which was 3.69%, equal to the 9.25% credited minus 120% of the applicable federal long-term rate, or 5.56%.

(5)	Amounts reflect (i) basic and matching contributions we made to our tax-qualified Thrift/401(k) Savings Plan; (ii) accruals we made pursuant to the Thrift/401(k) SERP Benefit; (iii) FlexDollars (described below); (iv) the dollar value of premiums paid by us with respect to life and disability insurance; (v) perquisites and other personal benefits received; and (vi) gross-ups for the payment of taxes associated with perquisites and other personal benefits. These amounts are as follows:

					Life and
		Thrift/401(k)	Thrift/401(k)		Disability
		Savings Plan	SERP	Flex	Insurance		Tax
	Year	Contributions	Accruals	Dollars	Premiums	Perquisites	Gross-Ups

Mr. Syron	2007	$17,041	$435,575	$22,344	$167,694	$117,731	$11,200
	2006	13,200	229,375	22,344	167,694	15,114	6,155
Mr. Piszel	2007	0	2,438	14,655	0	272,188	63,188
	2006	0	0	180	0	250,132	117,642
Ms. Cook	2007	13,666	275,200	13,712	0	0	0
	2006	13,100	96,250	13,712	0	0	0
Mr. Perlman	2007	0	0	1,986	0	45,572	25,893

Mr. May	2007	20,416	94,225	26,280	0	0	0
Mr. McQuade	2007	13,666	187,325	12,652	205,578	16,074	10,796
	2006	13,200	71,250	18,978	205,578	22,385	6,922

Mr. Smialowski	2007	13,666	130,492	13,867	0	0	624
	2006	7,167	49,767	13,144	0	0	0

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Employer contributions to the Thrift/401(k) Savings Plan are available on the same terms to all of our employees. We match up to the first 6% of eligible compensation at 100% of the employee’s contributions, with the percentage matched dependent upon the employee’s length of service. Employee contributions and our matching contributions are invested in accordance with the employee’s investment elections and are immediately vested. In addition, we have discretionary authority to make additional contributions to our Thrift/401(k) Savings Plan, referred to as the “basic contribution,” that are allocated uniformly on behalf of each eligible employee, based on a stated percentage of each employee’s eligible compensation. If the company decides to make a discretionary basic contribution, that contribution is made by the company after the end of the calendar year to which it relates. The formula for the contribution is 2% of pay up to the Social Security wage base, which was $97,500 for 2007, and 4% of pay above the Social Security wage base. Discretionary basic contributions were approved and posted to employees’ accounts in 2006 and 2007. In 2006 and 2007, employees became vested in the basic contribution after five years of service.

For additional information regarding the Thrift/401(k) SERP Benefit, see “Non-qualified Deferred Compensation” below. Amounts for the Thrift/401(k) Savings Plan Contributions and Thrift/401(k) SERP Accruals include all contributions made in respect of each named executive officer without regard to vesting status.

FlexDollars are provided under our Flexible Benefits Plan and are generally available to all employees to offset costs related to medical coverage, dental coverage, vision coverage, group term life insurance, accidental death and personal loss insurance, and vacation purchase. FlexDollars can be used to offset the cost of other benefits and any unused FlexDollars are payable as taxable income.

We provide Mr. Syron life insurance policies totaling $10,000,000 to be paid in the event of his death and a disability policy due to be paid to Mr. Syron in the event of his disability. We provided Mr. McQuade life insurance policies totaling $7,000,000 to be paid in the event of his death and disability coverage to provide benefits to Mr. McQuade in the event of his disability. This commitment to Mr. McQuade ended upon the termination of his employment with us. Amounts reported reflect premiums paid on these policies. For more information regarding insurance benefits made available to Messrs. Syron and McQuade, see “Potential Payments Upon Termination or Change in Control” and “Employment and Separation Agreements” below.

Perquisites include financial planning, personal use of car and driver for commuting in the Washington, D.C. metro area (for Messrs. Syron and McQuade only), home security systems (for Messrs. Syron and McQuade only), spousal business travel and spousal dining for business purposes, legal fees incurred in connection with negotiating employment agreements and relocation expenses. Perquisites are valued at their aggregate incremental cost to Freddie Mac. Ms. Cook received no perquisites in 2006 and 2007. During the years reported, the aggregate value of perquisites furnished to Messrs. May and Smialowski was less than $10,000.

For Mr. Syron, the perquisite cost reported for 2007 that exceeds the greater of $25,000 or 10% of the total perquisite cost reported is $100,000 for legal fees, approved by the Board, incurred in connection with his amended employment agreement. For Mr. Piszel, the perquisite cost reported for 2006 and 2007 that exceeds the greater of $25,000 or 10% of the total perquisite costs reported is $225,132 and $264,561, respectively for relocation expense. Aggregate cost to the company for this expense is calculated based on the actual cost of services. For Mr. Perlman, the perquisite cost recorded for 2007 that exceeds the greater of $25,000 or 10% of the total perquisite costs reported is $45,572 for relocation expense.

(6)	Ms. Cook became Executive Vice President and Chief Business Officer on June 5, 2007. Prior to that, she was Executive Vice President, Investments and Capital Markets. Mr. Perlman became Executive Vice President, Operations and Technology on August 1, 2007. Mr. McQuade resigned his position as President and Chief Operating Officer effective September 1, 2007. Mr. Smialowski resigned his position as Executive Vice President, Operations and Technology effective June 30, 2007 and served as a special advisor to the Chairman and Chief Executive Officer until December 31, 2007.

Grants of Plan-Based Awards — 2007

The following table contains information concerning grants of plan-based awards to each of the named executive officers during 2007. For more information on the equity awards to our named executive officers, including the timing of equity grants, see “Compensation Discussion and Analysis — RSUs” and “— Stock Options” above.

Table 124 — Grants of Plan-Based Awards — 2007

			Estimated Future
			Payouts Under
			Non-Equity	All Other
			Incentive Plan	Stock Awards:		Grant Date
			Awards	Number of		Fair Value of
		CHRC		Shares of		Stock and
	Grant	Approval	Target	Stock or Units		Option
Name	Date(1)	Date(1)	($)	(#)(2)		Awards(3)($)

Mr. Syron	3/29/07	3/3/07		107,824		$6,450,032
	3/29/07	3/3/07		35,942	(5)	1,092,277
	12/6/07	6/8/07		21,564		800,024
			$6,000,000 (4)
Mr. Piszel	3/29/07	3/3/07		37,613		2,250,010
	3/29/07	3/3/07		12,538	(5)	381,030
Ms. Cook	3/29/07	3/3/07		34,642		2,072,284
	3/29/07	3/3/07		11,548	(5)	350,944
Mr. Perlman	9/6/07	9/6/07		20,206		1,200,034
Mr. May	3/29/07	3/3/07		8,777		525,040
	3/29/07	3/3/07		2,926	(5)	88,921
Mr. McQuade	3/29/07	3/3/07		71,778		4,293,760
	3/29/07	3/3/07		23,926	(5)(6)	727,111
Mr. Smialowski	3/29/07	3/3/07		27,997		1,674,781
	3/29/07	3/3/07		9,333	(5)(6)	283,630

(1)	Except as otherwise noted, these equity awards were made in 2007 in respect of the executive’s performance in 2006. Mr. Syron’s December 6, 2007 equity award and special performance award were made in connection with his amended employment agreement entered into in November 2007. The time between the June approval of Mr. Syron’s grant and the December grant date resulted from the length of time to finalize negotiations on and obtain the required regulatory approvals for that agreement.

The CHRC approved the annual grant of RSUs and Performance RSUs for executive officers on March 3, 2007, with an effective grant date of March 29, 2007, which was the fourth business day of the open stock trading window period following the release of our fiscal year 2006 financial results.

228	Freddie Mac

(2)	To determine the number of RSUs and Performance RSUs for the annual award, the CHRC first sets the dollar amount of RSUs and Performance RSUs to be awarded. On the grant date, that dollar amount is converted into RSUs and Performance RSUs by dividing the dollar amount of the award by the fair market value of our common stock on the grant date.
The RSUs granted to the named executive officers on March 29, 2007 vest at a rate of 25% in each of March 2008, 2009, 2010 and 2011. Because the CHRC has determined that the performance vesting requirement has been satisfied for the Performance RSUs, the Performance RSUs granted to the named executive officers on March 29, 2007 also vest at a rate of 25% in each of March 2008, 2009, 2010 and 2011. The RSUs granted to Mr. Syron on December 6, 2007 in connection with his amended employment agreement vest at a rate of 25% in each of December 2008, 2009, 2010 and 2011. The one-time sign-on RSU award granted to Mr. Perlman on September 6, 2007 will vest at a rate of 33.33% in each of September 2008, 2009 and 2010.

(3)	The amounts reported in this column reflect the aggregate grant date fair value, determined in accordance with SFAS 123(R), of RSU and Performance RSU awards granted during 2007.

The grant date fair value of RSU and Performance RSU awards is calculated by multiplying the number of RSUs granted by the grant date fair value of our common stock. The grant date fair value of the RSU awards made in 2007 is based on the fair market value of our common stock on March 29, 2007, which was $59.82. The grant date fair value of the Performance RSU awards made in 2007 is based on the fair market value of our common stock on January 31, 2008, which was $30.39, because that was the date the CHRC determined that the performance vesting requirement had been satisfied. The grant date fair value of Mr. Syron’s additional award is based on the fair market value of our common stock on December 6, 2007, which was $37.10 and the grant date fair value for Mr. Perlman’s award is based on the fair market value of our common stock on September 6, 2007, which was $59.39.

(4)	Mr. Syron was granted a Special Performance Award in connection with the November 9, 2007 amendment to his employment agreement. See “Compensation Discussion and Analysis — Compensation Structure — Chief Executive Officer Special Performance Award Opportunity” for more information regarding the Special Performance Award.

(5)	Represents Performance RSUs. At its January 31, 2008 meeting, the CHRC determined that the performance vesting requirement for this Performance RSU grant was met.

(6)	Because Messrs. McQuade and Smialowski had terminated their employment prior to the CHRC determination that the performance vesting requirement had been satisfied, these awards were cancelled, and the company is not recognizing any compensation expense for them.

Outstanding Equity Awards at Fiscal Year-End — 2007

The following table shows outstanding equity awards held by the named executive officers as of December 31, 2007.

Table 125 — Outstanding Equity Awards at Fiscal Year-End — 2007

	Option Awards						Stock Awards
	Number of Securities		Number of Securities				Number of Shares		Market Value of
	Underlying		Underlying		Option		or Units of Stock		Shares or Units of
	Unexercised Options		Unexercised Options		Exercise Price	Option	That Have Not		Stock That Have
Name	Exercisable (#)		Unexercisable (#)		($)(1)	Expiration Date	Vested (#)		Not Vested ($)(2)

Mr. Syron	124,935	(3)	41,645	(3)	$64.36	08/08/14	18,908	(3)	$644,196
	82,695	(4)	82,695	(4)	62.69	05/05/15	38,825	(4)	1,322,768
	32,857	(4)	98,573	(4)	60.45	06/04/16	90,578	(4)	3,085,992
							107,824	(4)	3,673,564
							35,942	(5)	1,224,544
							21,564	(6)	734,685
Mr. Piszel	—		—		—	—	59,205	(7)	2,017,114
							37,613	(4)	1,281,475
							12,538	(5)	427,170
Ms. Cook	13,935	(4)	4,645	(4)	64.63	08/01/14	4,280	(4)	145,820
	18,795	(4)	18,795	(4)	62.69	05/05/15	8,825	(4)	300,668
	9,895	(4)	29,685	(4)	60.45	06/04/16	27,300	(4)	930,111
							34,642	(4)	1,180,253
							11,548	(5)	393,440
Mr. Perlman	—		—		—	—	20,206	(8)	688,418
Mr. May	2,770		0		60.75	03/04/09	—		—
	5,240		0		67.85	03/01/11	—		—
	6,900		0		64.35	02/29/12	—		—
	4,920	(9)	1,640	(9)	54.30	11/25/13	3,380	(9)	115,157
	8,902	(3)	2,968	(3)	64.36	08/08/14	1,348	(3)	45,926
	5,815	(4)	5,815	(4)	62.79	04/10/15	2,765	(4)	94,204
	2,615	(4)	7,845	(4)	60.45	06/04/16	7,223	(4)	246,088
							8,777	(4)	299,032
							2,926	(5)	99,689
Mr. McQuade	—		—		—	—	—		—
Mr. Smialowski	14,100	(4)	—		62.69	03/31/08	—		—
	9,335	(4)	—		60.45	03/31/08	—		—

(1)	Consistent with the terms of our 2004 Employee Plan, the option exercise price is set at a price equal to the fair market value of our common stock on the grant date.
(2)	Market value is calculated by multiplying the number of RSUs held by each named executive officer on December 31, 2007 by the closing price of our common stock on December 31, 2007 ($34.07), the last day of trading for the year.
(3)	Stock options and RSUs granted on August 9, 2004 vest at a rate of 25% on August 9, 2005, April 1, 2006, April 1, 2007 and April 1, 2008.
(4)	Stock options and RSUs granted on August 2, 2004, May 6, 2005, April 11, 2005, June 5, 2006 and March 29, 2007 vest at a rate of 25% on each anniversary of the grant date. Mr. Smialowski’s option awards are unexercised stock options that remained exercisable for 90 days following his departure on December 31, 2007. As of the date of this proxy statement all of Mr. Smialowski’s stock options have expired.

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(5)	On January 31, 2008, the CHRC determined that the performance vesting criteria for these RSUs granted on March 29, 2007 was met. These RSUs vest at a rate of 25% on each anniversary of the grant date.
(6)	RSUs granted on December 6, 2007 vest at a rate of 25% on each anniversary of the grant date.
(7)	Mr. Piszel’s sign-on award of RSUs vests at a rate of 25% on each anniversary of the December 7, 2006 grant date.
(8)	Mr. Perlman’s sign-on award of RSUs vests at a rate of 33.33% on each anniversary of the September 6, 2007 grant date.
(9)	Stock options granted on November 26, 2003 vest at a rate of 25% on each of March 6, 2005, 2006, 2007 and 2008. RSUs granted on November 26, 2003 vest 100% on March 6, 2008.

For information on alternative settlement provisions of RSU and stock option grants in the event of certain terminations, see “Potential Payments Upon Termination or Change in Control” below.

Option Exercises and Stock Vested — 2007

The following table sets forth information concerning value realized upon the exercise of stock options and the vesting of RSUs during 2007 by each of the named executive officers.

Table 126 — Option Exercises and Stock Vested — 2007

	Option Awards		Stock Awards
	Number of Shares		Number of Shares	Value
	Acquired on	Value Realized	Acquired on	Realized on
Name	Exercise (#)	on Exercise ($)	Vesting (#)(1)	Vesting ($)(2)

Mr. Syron	0	$0	68,512	$4,433,106
Mr. Piszel	0	0	19,735	701,382
Ms. Cook	0	0	21,663	1,363,152
Mr. Perlman	0	0	0	0
Mr. May	0	0	10,957	574,075
Mr. McQuade	0	0	64,696 (3)	4,157,804
Mr. Smialowski	0	0	15,935 (3)	925,201

(1)	Amounts reported reflect the number of RSUs that vested during 2007 prior to our withholding of shares to satisfy appropriate taxes.
(2)	Amounts reported are calculated by multiplying the number of pre-tax RSUs that vested during 2007 by the fair market value of our common stock on the day of vesting.
(3)	Messrs. McQuade and Smialowski resigned from the company effective September 1, 2007 and December 31, 2007, respectively. For more information, see “Potential Payments upon Termination or Change in Control — Eugene M. McQuade” or “— Joseph A. Smialowski” and “Employment and Separation Agreements — Eugene M. McQuade” or “— Joseph A. Smialowski.”

Pension Benefits — 2007

The following table shows the actuarial present value of the accumulated retirement benefits payable under the Pension Plan and the Pension SERP Benefit for each of the named executive officers, computed as of September 30, 2007 (the date used for pension calculations in our audited consolidated financial statements as of and for the year ended December 31, 2007. A summary of the material terms of each plan follows the table, including information on early retirement.

Table 127 — Pension Benefits — 2007

		Number of	Present Value
		Years Credited	of Accumulated	Payments During
Name	Plan Name	Service(#)(1)	Benefit($)(2)	Last Fiscal Year($)

Mr. Syron	Pension Plan	4.0	$84,213	$0
	Pension SERP Benefit	4.0	1,461,895	0
Mr. Piszel	Pension Plan	1.0	0	0
	Pension SERP Benefit	1.0	0	0
Ms. Cook	Pension Plan	3.4	44,266	0
	Pension SERP Benefit	3.4	523,074	0
Mr. Perlman	Pension Plan	0	0	0
	Pension SERP Benefit	0	0	0
Mr. May	Pension Plan	24.8	281,019	0
	Pension SERP Benefit	24.8	874,497	0
Mr. McQuade	Pension Plan	—	—	0
	Pension SERP Benefit	—	—	0
Mr. Smialowski	Pension Plan	—	—	0
	Pension SERP Benefit	—	—	0

(1)	Amounts reported represent the credited years of service for each named executive officer as of September 30, 2007, under the Pension Plan and the Pension SERP Benefit, respectively. Amounts reported do not reflect certain contractual retirement benefits Mr. Syron would receive pursuant to his employment agreement should his employment be terminated under certain conditions prior to vesting in the Pension SERP Benefit. For further information on these additional benefits for Mr. Syron, see “Potential Payments Upon Termination or Change in Control”.

230	Freddie Mac

(2)	Amounts reported reflect the present value, expressed as a lump sum as of September 30, 2007, of each named executive officer’s benefits under the Pension Plan and the Pension SERP Benefit, respectively. Amounts reported are calculated using the assumptions applied in “NOTE 14: EMPLOYEE BENEFITS” to the audited consolidated financial statements and the normal retirement age of 65 specified in the Pension Plan. Present values represent generational mortality tables developed by the Society of Actuaries’ Retirement Plans Experience Committee. For all of the named executive officers except Messrs. McQuade and Smialowski, the amounts shown may include amounts in which the named executive officers are not yet vested. Messrs. McQuade and Smialowski both terminated their employment before earning vested benefits, so the value of their accumulated benefits at December 31, 2007 was $0. Pension Plan and Pension SERP benefits are subject to a five-year cliff vesting schedule. For additional information, see the descriptions of the employment agreements under “Employment and Separation Agreements” below. Mr. Piszel joined us as Executive Vice President and Chief Financial Officer on November 13, 2006 and as of September 30, 2007 had not yet met the one year and 1000 hour eligibility requirements for the Pension Plan or Pension SERP Benefit; therefore, the benefit amounts as of September 30, 2007 for Mr. Piszel are zero. Mr. Perlman joined us as Executive Vice President, Operations and Technology on August 1, 2007 and as of September 30, 2007 had not yet met the one year and 1000 hour eligibility requirements for the Pension Plan or Pension SERP Benefit; therefore, the benefit amounts as of September 30, 2007 for Mr. Perlman are zero.

Pension Plan

The Pension Plan is a tax-qualified, defined benefit pension plan we maintain that covers substantially all employees who have attained age 21 and completed one year of service with us. Pension Plan benefits are based on an employee’s years of service and highest average monthly compensation, up to limits imposed by law. Specifically, the normal retirement benefit under the Pension Plan for service after December 31, 1988 is a monthly payment calculated as follows:

•	1% of the participant’s highest average monthly compensation for the 36-consecutive month period during which the participant’s compensation was the highest,

•	multiplied by the participant’s full and partial years of credited service under the Pension Plan.

A named executive officer who worked for the company prior to 1989 would have two additional components to his Pension Plan benefit. The first component would provide employees who were hired in 1985 or earlier with a benefit attributable to service through the end of 1988. The second component would provide employees who were hired before 1985 and remained with the company through 1990 with a supplemental benefit relating to that time period. A fixed dollar value for these components was established when we changed to the methodology for calculating pension benefits described above.

For purposes of the Pension Plan, compensation includes the non-deferred base salary paid to each employee, as well as overtime pay, shift differentials, non-deferred bonuses paid under our corporate-wide annual bonus program or pursuant to a functional incentive plan (excluding the value of any stock options or cash equivalents), commissions, and amounts deferred under the Thrift/401(k) Savings Plan, the Flexible Benefits Plan and qualified transportation under Code Section 132(c)(4). Compensation does not include supplemental compensation plans providing temporary pay, or any amounts paid after termination of employment.

Notwithstanding the lump sum nature of the disclosure in the table above, lump sum payments are not permitted under the Pension Plan if the present value of the accrued benefit would equal or exceed $25,000. The normal form of benefit under the Pension Plan is an annuity providing monthly payments for the life of the participant (and a survivor annuity for the participant’s spouse if applicable). Optional forms of benefit payment are available. A benefit with an actuarial present value equal to or less than $5,000 may only be paid as a lump sum.

Participants under the Pension Plan who terminate employment before age 55 with at least five years of service are considered “terminated vested” participants. Such participants may commence their benefit under the Pension Plan as early as age 55. The benefit is equal to the vested portion of the participant’s accrued benefit, reduced by 1/180th for each of the first 60 months, and by 1/360th for each of the next 60 months, by which the commencement of such benefits precedes age 65.

An early retirement benefit is available to a participant who terminates employment on or after age 55 with at least five years of service. This early retirement benefit is reduced by three percent (3%) for each year (prorated monthly for partial years) by which the commencement of such benefits precedes the earlier of (i) age 65 or (ii) such participant’s attainment of age 62 or later with at least 15 years of service or projected service as if the participant continued working until age 62. There is no reduction for early commencement if the benefit is commenced at or after age 62 (but before age 65) if the participant has 15 years of service or projected service.

Supplemental Executive Retirement Plan — Pension SERP Benefit

The “Pension SERP Benefit” component of the SERP is designed to provide participants with the full amount of benefits to which they would have been entitled under the Pension Plan if that plan (1) was not subject to certain limits on compensation that can be taken into account under the Code and (2) did not exclude from “compensation” amounts deferred under our Executive Deferred Compensation Plan. For example, the Pension Plan is only permitted under the Code to consider the first $225,000 of an employee’s compensation during 2007 for the purpose of determining the participant’s compensation-based normal retirement benefit. We believe the Pension SERP Benefit is an appropriate benefit because offering such a benefit helps us remain competitive with companies in the Comparator Group.

The Pension SERP Benefit is calculated as the participant’s accrued annual benefit payable at age 65 (or current age, if greater) under the Pension Plan without application of the limits described in the preceding paragraph, less the participant’s

231	Freddie Mac

actual accrued benefit under the Pension Plan. The Pension SERP Benefit is vested for each participant to the same extent that the participant is vested in the corresponding benefit under the Pension Plan.

To be eligible for the SERP for any year, the named executive officer must be eligible to participate in the Pension Plan and eligible for matching contributions and basic contributions under the Thrift/401(k) Savings Plan for part of that year.

Pension SERP Benefits that vest on or after January 1, 2005 are generally distributed in a lump sum after separation from service and are payable 90 days after the end of the calendar year in which separation occurs. Subject to plan limitations and restrictions under Code Section 409A, employees may elect that this portion of the Pension SERP be paid upon separation in the form of a single life annuity at age 65 or in equal annual installments over five, 10 or 15 years (including interest). Under IRS rules, distributions to so-called “key employees” (as defined by the IRS in regulations concerning Code Section 409A) may not commence earlier than six months from the key employee’s separation from service. Payments under the SERP will be delayed if necessary to meet this requirement.

Pension SERP Benefits that vested prior to January 1, 2005 are generally distributed after separation from service (other than retirement) in the form of a single life annuity commencing at age 65. In the case of retirement, the vested pre-2005 Pension SERP Benefit is combined with the vested pre-2005 Thrift/401(k) SERP Benefit and is paid out in the form of a single life annuity payable at age 65 (or in a series of equal installments over 15 years commencing with retirement if actuarial estimates indicate that payment form would yield a longer period of payment).

Non-qualified Deferred Compensation

As noted above in “Compensation Discussion and Analysis — Other Executive Benefits, including Perquisites and Retirement Benefits — Executive Deferred Compensation and Supplemental Executive Retirement Plans”, the Executive Deferred Compensation Plan allows the named executive officers to defer receipt of a portion of their annual salary and cash bonus (and to defer settlement of RSUs granted between 2002 and 2007). The Executive Deferred Compensation Plan is a non-qualified plan, and is unfunded (benefits are paid from the company’s general assets). The plan was amended and restated effective January 1, 2008, and pursuant to the amended and restated plan, deferrals may be made for a period of whole years as elected by the employee, but in no event past termination of employment. Deferred amounts are credited with interest, which is currently the prime rate as reported by the Wall Street Journal as of the first business day of the applicable calendar year, plus 1%. When employees make deferral elections for a particular year, they also specify the form in which the deferral will be distributed after the expiration of the election. The available selections are lump sum or reasonably equal installments over five, ten or fifteen years. A six-month delay in commencement of distributions applies to key employees, in accordance with Code Section 409A. Hardship withdrawals are permitted in certain limited circumstances.

Supplemental Executive Retirement Plan — Thrift/401(k) SERP Benefit

The “Thrift/401(k) SERP Benefit” portion of the SERP is an unfunded, nonqualified defined contribution plan designed to provide participants with the full amount of benefits that they would have been entitled to under the Thrift/401(k) Savings Plan if that plan (1) was not subject to certain limits on compensation that can be taken into account under the Code and (2) did not exclude from compensation amounts deferred under our Executive Deferred Compensation Plan. For example, in 2007 under the Code, only the first $225,000 of an employee’s compensation is considered when determining the company’s percentage-based matching contribution for any participant in the Thrift/401(k) Savings Plan. We believe the Thrift/401(k) SERP Benefit is an appropriate benefit because offering such a benefit helps us remain competitive with companies in the Comparator Group.

The Thrift/401(k) SERP Benefit equals the amount of the employer matching contributions and basic contribution for each named executive officer that would have been made to the Thrift/401(k) Savings Plan during the year, based upon the participant’s eligible compensation, without application of the above limits, less the amount of the matching contributions and basic contribution actually made to the Thrift/401(k) Savings Plan during the year. Participants are credited with earnings or losses in their Thrift/401(k) SERP Benefit accounts based upon each participant’s individual direction of the investment of such notional amounts among the virtual investment funds available under the SERP. Such investment options are based upon and mirror the performance of those investment options available under the Thrift/401(k) Savings Plan. As of December 31, 2007, there were 10 investment options in which participants’ notional amounts could be invested.

To be eligible for the SERP, the named executive officer must be eligible to participate in the Pension Plan and be eligible for matching contributions and basic contributions under the Thrift/401(k) Savings Plan for part of the year. Additionally, to be eligible for the portion of the Thrift/401(k) SERP Benefit attributable to employer matching contributions, the named executive officer must contribute the maximum amount permitted under the terms of the Thrift/401(k) Savings Plan on a pre-tax basis throughout the entire portion of the year in which the named executive officer is eligible to make such contributions. That portion of the Thrift/401(k) SERP Benefit is vested when accrued, while the accrual relating to the basic contribution is subject to five-year cliff vesting. For amounts vesting on or after January 1, 2005, the Thrift/401(k) SERP Benefit is distributed as a lump sum payable 90 days after the end of the calendar year in which separation occurs.

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Thrift/401(k) SERP Benefits that vested prior to January 1, 2005 are generally distributed after separation from service (other than retirement) in the form of three reasonably equal annual installments, starting in the first quarter of the calendar year following the year in which the termination occurs. In the case of retirement, the vested pre-2005 Thrift/401(k) SERP Benefit is combined with the vested pre-2005 Pension SERP Benefit and is paid out in the form of a single life annuity payable at age 65 (or in a series of equal installments over 15 years commencing with retirement if actuarial estimates indicate that payment form would yield a longer period of payment).

The following table shows the contributions, earnings, withdrawals and distributions, and accumulated balances under the Thrift/401(k) SERP Benefit for each named executive officer and the Executive Deferred Compensation Plan (Mr. May only) as of December 31, 2007. For more information, see “Compensation Discussion and Analysis — Other Executive Benefits, including Perquisites and Retirement Benefits — Executive Deferred Compensation and Supplemental Executive Retirement Plan” above.

Table 128 — Named Executive Officer Thrift/401(k) SERP and Executive Deferred Compensation Plan Benefits as of December 31, 2007

	Executive	Freddie Mac	Aggregate		Aggregate
	Contributions	Contributions	Earnings	Aggregate	Balance
	in Last	in Last	in Last	Withdrawals/	at Last
Name	FY($)(1)	FY($)(2)	FY($)(3)	Distributions($)(4)	FYE($)(5)

Mr. Syron	$0	$435,575	$32,802	$0	$814,315
Mr. Piszel	0	2,438	5	0	2,442
Ms. Cook	0	275,200	15,900	0	397,100
Mr. Perlman	0	0	0	0	0
Mr. May	0	94,225	242,402	63,241	3,033,888
Mr. McQuade	0	187,325	14,154	0	282,992
Mr. Smialowski	0	130,492	8,474	0	190,731

(1)	The SERP does not allow for employee contributions.
(2)	Amounts reported reflect company accruals under the Thrift/401(k) SERP Benefit during 2007. These amounts are also reported in the “All Other Compensation” column of Table 123 — Summary Compensation Table.
(3)	Amounts reported represent the total interest and other earnings credited to each named executive officer under the Thrift/401(k) SERP Benefit and the Executive Deferred Compensation Plan during 2007. Above-market earnings of $87,624 for Mr. May are reflected in the column “Change in Pension Value and Nonqualified Deferred Compensation Earnings” in Table 123 — Summary Compensation Table for 2007 because Mr. May was a participant in the Executive Deferred Compensation Plan. The credited interest rate for deferrals under the Executive Deferred Compensation Plan for 2007 was 9.25%.
(4)	Mr. May received a distribution under the Executive Deferred Compensation Plan during 2007 because the deferral period for a prior deferral election expired.
(5)	Amounts reported reflect the accumulated balances under the Thrift/401(k) SERP Benefit for each named executive officer, including non-vested accruals and, for Mr. May, accumulated balances under the Executive Deferred Compensation Plan. Matching contribution accruals vest immediately, whereas the basic contribution accruals as of December 31, 2007 are subject to a five-year cliff-vesting schedule. Because none of the named executive officers, other than Mr. May, has met the five-year vesting requirement for the basic contribution, the difference in the aggregate balance above and the vested balance is equal to the non-vested basic contributions plus earnings. The vested and non-vested components for each named executive officer are as follows: Mr. Syron: vested balance: $537,968; non-vested balance: $276,347; Mr. Piszel: vested balance: $2,442; non-vested balance: $0; Ms. Cook: vested balance: $265,176; non-vested balance: $131,924; Mr. McQuade: vested balance: $189,037; non-vested balance: $93,955; and Mr. Smialowski: vested balance: $122,076; non-vested balance: $68,654. Mr. May is fully vested. For a more detailed discussion of the matching contribution accruals and basic contribution accruals, see “Supplemental Executive Retirement Plan — Thrift/401(k) SERP Benefit” above.

Potential Payments Upon Termination or Change in Control

We have entered into certain employment agreements or offer letters and maintain certain plans that will require us to provide compensation to our named executive officers in the event of a termination of employment or a change in control of Freddie Mac. The compensation and benefits payable to each named executive officer as of December 31, 2007 are shown in the tables below. For more information, see “Employment and Separation Agreements” below. OFHEO has reviewed the terms of the employment and separation agreements for Ms. Cook and Messrs. Syron, Piszel, Perlman, McQuade and Smialowski and has approved the termination benefits set forth therein.

Each of our named executive officers is subject to a restrictive covenant and confidentiality agreement with us. The standard agreement provides that the executive officer will not seek employment with one of our competitors in the 12 months immediately following termination of his or her employment with us, regardless of whether the executive’s employment is terminated by the executive, by us, or by a joint decision. During that same 12-month period, each executive also agrees not to solicit or recruit any of our managerial employees. The agreement provides for continued confidentiality of information about us that constitutes trade secrets or proprietary or confidential information. In the case of Mr. Syron, the terms of his employment agreement provide for a non-competition period of two years following the termination of his employment with us, rather than the standard 12 months.

As of December 31, 2007, other than Mr. May, none of the named executive officers were eligible for benefits under the Pension Plan and the Pension SERP benefit. The amounts presented in the tables below do not include vested RSU or stock option awards or vested balances in the Thrift/401(k) SERP Benefit or the Executive Deferred Compensation Plan as of December 31, 2007 because such vesting was not in connection with a termination or change in control. Amounts shown in the tables also do not include certain items available to all employees generally upon a termination event.

233	Freddie Mac

For RSUs, the value shown in the tables is calculated on a grant-by-grant basis by multiplying the number of unvested RSUs by the closing price of our common stock on December 31, 2007. For stock options, the value shown in the tables is calculated on a grant-by-grant basis by multiplying the number of unvested options granted by the difference between the exercise price for such option and the closing price of our common stock on December 31, 2007.

Alternative Settlement Provisions of Equity Awards in the Event of Certain Terminations

RSUs

The RSUs awarded to our employees, including the named executive officers, provide for alternative settlement provisions in the event of certain terminations, as follows:

•	Immediate vesting and settlement occurs in the event of death or disability.

•	In the event of normal retirement, as defined in the 2004 Employee Plan, RSUs will vest immediately and will be settled in accordance with the vesting schedule outlined in the award agreement as if termination had not occurred, with the exception that RSUs granted within one year of retirement will be forfeited. This treatment is subject to the executive’s signing an agreement containing certain restrictive covenants, including, but not limited to, non-competition, non-solicitation, continued cooperation and other matters to protect our business interests. Violation of any of the covenants results in the forfeiture of unsettled shares and the requirement to repay any after-tax gain realized from the settlement of shares within 12 months of the forfeiture event. In the event of retirement other than a normal retirement, as defined in the 2004 Employee Plan, the vesting and settlement of awards may be accelerated at the discretion of the CHRC with respect to the named executive officers other than Messrs. Syron and McQuade. This provision is not applicable to the awards granted to Messrs. Syron and McQuade, as their employment agreements govern the treatment of long-term equity awards under various termination scenarios.

•	In the event of a termination due to “special circumstances,” such as a reorganization, a job relocation, or a restructuring or other no-fault displacement, as determined in the sole and absolute discretion of the Chairman and Chief Executive Officer, the RSUs vest immediately and settle in accordance with the vesting schedule outlined in the award agreement as if termination had not occurred. This provision is not applicable to the awards granted to Messrs. Syron and McQuade and to Messrs. Piszel’s and Perlman’s sign-on grants, as their agreements govern the treatment of long-term equity awards under various termination scenarios.

Stock Options

The stock options granted to our employees, including the named executive officers, provide for alternative settlement provisions in the event of certain terminations, which are similar to the provisions for RSUs, with the following modifications:

•	The stock options remain exercisable for three years after the date of termination in the event of death.

•	The stock options remain exercisable for the full balance of their term in the event of disability.

•	In the event of retirement, as defined in the 2004 Employee Plan, stock options will continue to vest and remain exercisable for the full balance of the term, subject to the executive’s signing an agreement containing the same restrictive covenants as described above for RSUs.

•	The stock options will continue to vest and remain exercisable for the full balance of their term in the event of termination due to “special circumstances” as described above for RSUs. This provision is not applicable to the awards granted to Messrs. Syron and McQuade as their employment agreements govern the treatment of long-term equity awards under various termination scenarios.

•	If the individual’s employment is terminated for any reason other than those described above, the employee has 90 days after termination to exercise options vested as of the date of termination.

234	Freddie Mac

Richard F. Syron

The following table describes the potential payments as of December 31, 2007 upon termination or a change in control of Freddie Mac for Richard F. Syron, our Chief Executive Officer.

Table 129 — Richard F. Syron — Potential Payments as of December 31, 2007 Upon Termination or Change in Control

			Voluntary For Good
	Voluntary		Reason Resignation		Change in
	Without Good		or Involuntary		Control
Benefits and Payments	Reason	Involuntary For Cause	Without Cause	Death or	(Without
Upon Termination	Resignation(1)	Termination(2)	Termination(1)(3)	Disability(4)	Termination)(5)

Compensation:
Base Salary	—	—	$1,100,000	—	—
Annual Bonus	—	—	2,640,000	$1,320,000	—
Equity Awards	—	—	13,852,956	10,685,749	$13,852,956
Special Performance Award(6)	—	—	—	—	—
Repayment to Freddie Mac(7)	$(1,250,000)	$(1,250,000)	—	—	—
Benefits:
Non-qualified Pension	—	—	1,461,895	1,461,895	—
Deferred Compensation Payouts	—	—	—	276,347	—
Life Insurance Proceeds	—	—	—	9,591,360	—
Disability Benefits	—	—	—	505,392	—
Total	$(1,250,000)	$(1,250,000)	$19,054,851	$23,840,743 (8)	$13,842,956

(1)	“Good reason” includes: a reduction in Mr. Syron’s then current base salary, annual target bonus or maximum bonus opportunity; Mr. Syron’s removal from the position of Chief Executive Officer or Chairman of the board, unless such removal is for “cause;” a material diminution of Mr. Syron’s duties or responsibilities; a change in our reporting structure so that Mr. Syron reports to any person or entity other than the board; a request that Mr. Syron resign his employment, unless such resignation is requested for “cause”; Mr. Syron is not elected to the board, or, if Mr. Syron is elected, he is not appointed as Chairman or Executive Chairman of the board, unless such action is for “cause;” and Mr. Syron’s removal by the board as Executive Chairman of the board after the appointment of a successor Chief Executive Officer prior to December 31, 2009, unless such removal is for “cause.” The board’s appointment of a successor Chief Executive Officer and Mr. Syron ceasing to be our Chief Executive Officer and becoming Executive Chairman of our board would not constitute “good reason.”

(2)	Mr. Syron may be considered for a bonus attributable to 2007 under this termination event, at the discretion of the CHRC.

(3)	The amount reported under Base Salary reflects the November 9, 2007 amendment to Mr. Syron’s employment agreement. The amount reported under Annual Bonus reflects the sum of Mr. Syron’s target bonus attributable to each of 2007 and 2008 originally agreed to in his December 31, 2003 employment agreement. The amount reported under Equity Awards reflects $8,800,000 in cash for the unvested long-term equity award granted in 2007; the value of all unvested RSUs granted prior to 2007, which vest immediately upon such termination; and the value of all unvested options granted prior to 2007, which become exercisable immediately upon such termination. The amount reported under Non-qualified Pension reflects the non-vested lump sum value of the Pension SERP Benefit as of September 30, 2007. Mr. Syron’s employment agreement provides for payment of the non-vested Pension SERP Benefit under this termination event. Mr. Syron and his spouse also are entitled, until each of them reaches age 65 (at their expense), to continue to participate in health and related welfare plans in which they participated prior to Mr. Syron’s termination.

(4)	The amount reported under Annual Bonus reflects a $1,320,000 target bonus attributable to 2007. The amount reported under Equity Awards reflects the value of all outstanding RSUs, which vest immediately upon such termination, and the value of all unvested stock options, which become exercisable immediately upon such termination. The amount reported under Non-qualified Pension reflects the non-vested Pension SERP Benefit as of September 30, 2007, which is payable under a disability event. The amount reported under Deferred Compensation Payouts reflects the non-vested Thrift/401(k) SERP Benefit as of December 31, 2007, which is payable upon a disability event. Mr. Syron is not eligible for the non-vested Pension SERP Benefit or the non-vested Thrift/401(k) SERP Benefit in the event of death. The amount reported under Life Insurance Proceeds reflects the life insurance policies we provide Mr. Syron with benefits totaling $10,000,000. As of December 31, 2007, the benefit to Mr. Syron’s beneficiaries was $9,591,360, $6,000,000 of which is Term-Life and $3,591,360 of which is Endorsement Split Dollar. We are the owner of the Endorsement Split Dollar Policy until the later of his attainment of age 65 or the scheduled termination date, which is December 31, 2008 (the “Scheduled Termination Date”). As of December 31, 2007, in the event of death prior to the Scheduled Termination Date, the remaining $408,640 would be payable to us. The amount reported under Disability Benefit reflects the amount due to Mr. Syron in the event of disability from December 31, 2007 through the Scheduled Termination Date. An additional $240,000 would be paid annually under the group long-term disability plan should Mr. Syron be approved for long-term disability.

(5)	This termination event represents a Change in Control in which Mr. Syron does not voluntarily terminate his employment for Good Reason and he is not involuntarily terminated without Cause. If Mr. Syron terminated his employment for Good Reason or he is involuntarily terminated without Cause in connection with the Change in Control, he would receive the amounts reported under the column “Voluntary For Good Reason Resignation or Involuntary Without Cause Termination” in lieu of this amount.

The amount reported under Equity Awards reflects $8,800,000 in cash for the unvested long-term equity awards granted in 2007; the value of all unvested RSUs granted prior to 2007, which vest immediately upon such termination; and the value of all unvested options granted prior to 2007, which become exercisable immediately upon such termination. For information on the calculation of the value of these RSUs and options, see Note (3) above.

(6)	The CHRC has the sole discretion to determine if Mr. Syron should be entitled to a payment under his Special Performance Award in the event Mr. Syron’s employment terminates due to death, disability or involuntary termination by us without cause or by Mr. Syron for good reason. In the event that Mr. Syron’s employment had terminated on December 31, 2007, we do not believe Mr. Syron would have received a payment under the Special Performance Award.

(7)	If Mr. Syron terminates his employment with us other than for good reason or for death or disability before December 31, 2009, he is required to repay his special extension bonus, which is reflected under Repayment to Freddie Mac.

(8)	The amount reflected under Death or Disability includes both Life Insurance Proceeds and Disability Benefits. The Total amount will change based on the actual event. For a death event, the Total amount will exclude the amount reflected under Disability Benefits. For a disability event, the Total amount will exclude the amount reflected under Life Insurance Proceeds.

The following summaries of certain termination scenarios reflect the terms of the November 9, 2007 amendment to Mr. Syron’s employment agreement.

Change in Control

Upon a “change in control,” any equity award granted to Mr. Syron at least 12 months prior to the change in control will immediately vest. Vested RSUs will be paid out immediately and vested stock options will remain exercisable until the expiration date of the options. Any equity awards granted less than 12 months prior to the change in control will be cancelled in consideration of our payment to Mr. Syron of $8,800,000 in cash for each cancelled equity award.

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Termination Due to Death or Disability

In the event of a termination of his employment prior to December 31, 2009 due to disability or death, we will pay Mr. Syron or his beneficiaries his base salary through the end of the month in which termination of employment occurs. We will pay any earned but unpaid bonus amounts from the most recently completed calendar year, plus a prorated percentage of Mr. Syron’s target bonus for the calendar year in which employment termination occurs. Also, all RSUs awarded to Mr. Syron will immediately vest and be paid out and all stock options granted will become immediately exercisable. The stock options will remain exercisable: (i) in the event termination occurs as a result of death, until the earlier to occur of (a) the third anniversary of the employment termination or (b) the expiration date of the options; and (ii) in the event termination occurs as a result of disability, until the scheduled expiration date applicable to the options.

Termination for Good Reason or Without Cause

Subject to Mr. Syron’s execution of a general release and waiver, in the event that Mr. Syron terminates his employment prior to December 31, 2009 for good reason or is terminated by us without cause, we will pay Mr. Syron a lump sum cash payment equal to the base salary that would have been paid to him for the period beginning on the termination date and ending on December 31, 2008. In the event of a termination at any time in 2009, Mr. Syron would only receive his base salary up to the date of termination. We will pay any earned but unpaid bonus amounts from the most recently completed fiscal year. Also, we will pay Mr. Syron a lump sum cash payment equal to the sum of the target annual bonuses that would have been paid to him in respect of each calendar year that ends during the period beginning on the termination date and ending on December 31, 2008.

All RSUs awarded to Mr. Syron at least 12 months prior to the termination date will immediately vest and be paid out, and all stock options granted to Mr. Syron at least 12 months prior to the termination date will become immediately exercisable. All such stock options will remain exercisable until the earlier to occur of (i) three years following such termination, or (ii) the expiration date of the options. All equity awards granted less than 12 months prior to the termination date will be cancelled in consideration of our payment to Mr. Syron of $8,800,000 in cash for each cancelled equity award.

In addition, if he is not entitled to the Pension SERP Benefit solely because he is not yet vested under our tax-qualified pension plan, then we will pay Mr. Syron the benefit that would have been payable to him under the SERP as of the date of the termination without regard to the vesting requirement, and he will be entitled to the Thrift/401(k) SERP Benefit in accordance with the terms of the SERP. We will make available to Mr. Syron and his spouse (at their expense) continued health and other similar welfare benefits coverage until the date each reaches age 65.

Termination for Cause

In the event that Mr. Syron’s employment is terminated by us for cause prior to December 31, 2009, we will pay Mr. Syron any earned but unpaid base salary through the date of termination and any earned but unpaid bonus amounts from the most recently completed calendar year. All unvested equity awards will be immediately cancelled.

Termination Following the Scheduled Termination Date

In the event that Mr. Syron terminates his employment following December 31, 2009 due to retirement (and at the time of such termination of Mr. Syron’s employment we could not have terminated him for cause), all RSUs awarded to Mr. Syron will immediately vest, but will settle pursuant to the vesting schedule set forth in the grant agreements. All stock options granted to Mr. Syron will become immediately exercisable and will remain outstanding until the expiration date of the options.

Anthony S. Piszel

The following table describes the potential payments as of December 31, 2007 upon termination for Anthony S. Piszel, our Executive Vice President and Chief Financial Officer.

Table 130 — Anthony S. Piszel — Potential Payments as of December 31, 2007 Upon Termination

		Involuntary			Special
Benefits and Payments	Voluntary	For Cause	Involuntary Termination	Death or	Circumstances
Upon Termination	Resignation(1)	Termination(1)	Other Than For Cause(2)	Disability(3)	Termination(4)

Compensation:
Base Salary	—	—	$1,300,000	—	$1,300,000
Annual Bonus	$1,007,500	$1,007,500	1,007,500	$1,007,500	1,007,500
Equity Awards	—	—	2,017,114	3,725,759	3,298,589
Repayment to Freddie Mac	(2,500,000)	(2,500,000)	—	—	—
Benefits:
Non-qualified Pension	—	—	—	71,575	—
Total	$(1,492,500)	$(1,492,500)	$4,324,614	$4,804,834	$5,606,089

(1)	The amount reported under Annual Bonus reflects a guaranteed bonus of $1,007,500 attributable to performance in 2007. If Mr. Piszel terminates his employment with us for any reason or is terminated for cause before the second anniversary of his employment date, he is required to repay the full $2,500,000 of his sign-on cash bonus which is reflected under Repayment to Freddie Mac.

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(2)	The amount reported under Base Salary reflects two times annualized base salary of $650,000; under Annual Bonus, reflects a guaranteed bonus of $1,007,500 attributable to 2007; and under Equity Awards, reflects the continued vesting of Mr. Piszel’s one time sign-on grant in accordance with the vesting schedule outlined in the award agreement as if termination had not occurred.
(3)	The amount reported under Annual Bonus reflects a guaranteed bonus of $1,007,500 attributable to 2007; and under Equity Awards reflects the value of all unvested RSUs, which will vest and will be settled immediately upon such termination. The amount reported under Non-qualified Pension reflects the non-vested Pension SERP Benefit as of September 30, 2007, which is payable under a disability event. Mr. Piszel is not eligible for the non-vested Pension SERP Benefit or the non-vested Thrift/401(k) SERP Benefit in the event of death.
(4)	The amount reported under Base Salary reflects two times annualized base salary of $650,000; and under Annual Bonus, reflects a guaranteed bonus of $1,007,500 attributable to 2007. Pursuant to the one time sign-on grant award agreement and the long-term equity award agreement for RSUs granted in 2007, Mr. Piszel’s termination would be classified as a “Special Circumstance Termination” if (a) his job were eliminated due to a reorganization or job relocation or if his employment were terminated due to a restructuring or other no fault displacement, as determined by the Chief Executive Officer, and (b) he had executed a written agreement containing non-competition, non-solicitation, and other covenants. Under this provision, the one time sign-on award granted in 2006 and the RSUs granted in 2007 will vest immediately (other than the Performance RSUs, because at December 31, 2007 the CHRC had not determined that the performance criterion had been satisfied), and will be settled in accordance with the vesting schedule outlined in the award agreement as if termination had not occurred.

Mr. Piszel’s October 14, 2006 offer letter provides that if, prior to the fourth anniversary of his employment date, we terminate Mr. Piszel’s employment for any reason other than cause, he will receive a lump sum cash payment equal to two times his annualized base salary in effect at the time of termination. This payment will be made in lieu of any payments under our otherwise applicable severance plan, policy or practice. In the event that Mr. Piszel’s employment is terminated after the fourth anniversary of his employment date, he will be eligible to receive severance pay pursuant to the terms of our applicable severance plan or policy. If Mr. Piszel terminates his employment with us for any reason or is terminated for cause before the second anniversary of his employment date, he is required to repay the full $2,500,000 of his sign-on cash bonus. If we terminate Mr. Piszel’s employment for any reason other than cause between the first and fourth anniversaries of the date of grant, then the sign-on grant of 78,940 RSUs will vest and continue to settle pursuant to the vesting schedule set forth in the grant agreement. If Mr. Piszel terminates his employment with us for any reason or is terminated for cause, then any unvested RSUs will be forfeited. Mr. Piszel is subject to non-competition and non-solicitation of employees restrictions for a period of one year following any termination of his employment.

Patricia L. Cook

The following table describes the potential payments as of December 31, 2007 upon termination for Patricia L. Cook, our Executive Vice President and Chief Business Officer.

Table 131 — Patricia L. Cook — Potential Payments as of December 31, 2007 Upon Termination

	Voluntary Resignation
	or Involuntary For	Involuntary		Special
Benefits and Payments	Gross Misconduct	Other Than For	Death or	Circumstance
Upon Termination	Termination	Gross Misconduct(1)	Disability(2)	Termination(3)

Compensation:
Base Salary	—	$1,200,000	—	$1,200,000
Equity Awards	—	—	$2,950,292	2,110,364
Benefits:
Non-qualified Pension	—	—	523,074	—
Deferred Compensation Payouts	—	—	131,925	—
Total	—	$1,200,000	$3,605,291	$3,310,364

(1)	The amount reported for Base Salary reflects the sum of Ms. Cook’s annualized base salary of $600,000 pursuant to her employment agreement plus severance pay equal to Ms. Cook’s annualized base salary of $600,000 pursuant to our officer severance plan. Ms. Cook may be eligible to participate in the 2007 bonus program at the discretion of the Chief Executive Officer, Chief Operating Officer or Executive Vice President, Human Resources and Corporate Services. Any bonus paid under this program will be subject to CHRC approval.

(2)	The amount reported under Equity Awards reflects the value of all unvested RSUs, which will vest and will be settled immediately upon such termination, and the value of all unvested stock options, which become exercisable immediately upon such termination. The amount reported under Non-qualified Pension reflects the non-vested Pension SERP Benefit as of September 30, 2007, which is payable under a disability event. The amount reported under Deferred Compensation Payouts reflects the non-vested Thrift/401(k) SERP Benefit as of December 31, 2007, which is payable upon a disability event. Ms. Cook is not eligible for the non-vested Pension SERP Benefit or the non-vested Thrift/401(k) SERP Benefit in the event of death. Ms. Cook may be eligible to participate in the 2007 bonus program at the discretion of the Chief Executive Officer, Chief Operating Officer or EVP — Human Resources. Any bonus paid under this program will be subject to CHRC approval.

(3)	The amount reported under Base Salary reflects the sum of Ms. Cook’s annualized base salary of $600,000 pursuant to her offer letter plus severance pay equal to Ms. Cook’s annualized base salary of $600,000 pursuant to our officer severance plan. The amount reported under Equity Awards reflects the value of Ms. Cook’s 2007 long-term equity awards as of December 31, 2007.

Pursuant to the long-term equity award agreement for awards made in 2006 and for RSUs granted in 2007, Ms. Cook’s termination would be classified as a “Special Circumstance Termination” if (a) her job were eliminated due to a reorganization or job relocation or if her employment were terminated due to a restructuring or other no fault displacement, as determined by the Chief Executive Officer, and (b) she had executed a written agreement containing non-competition, non-solicitation, and other covenants. Under this provision, long-term equity awards granted in 2006 and RSUs granted in 2007 will vest immediately (other than the Performance RSUs, because at December 31, 2007 the CHRC had not determined that the performance criterion had been satisfied), and will be settled in accordance with the vesting schedule outlined in the award agreement as if termination had not occurred.

Ms. Cook’s July 8, 2004 offer letter, as amended by a letter agreement dated July 9, 2004 and action taken by the CHRC on May 6, 2005, provides that, if we terminate Ms. Cook on or after the second anniversary of her employment date but prior to her sixty-second birthday for any reason other than gross misconduct, as this term may be modified in our sole discretion from time to time, or any other willful or malicious misconduct on her part that is substantially injurious to us, she will receive a lump sum cash severance payment in the amount of $600,000. If Ms. Cook’s employment with Freddie Mac

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terminates for any reason (other than disability or death or a special circumstances termination) prior to the settlement of her RSU grants, she forfeits all of the unsettled grants.

Pursuant to the terms of a Restrictive Covenant Agreement between Ms. Cook and us, in the event that she is eligible for severance pay pursuant to the terms of our officer severance policy upon the termination of her employment, the amount she would receive is equal to her annualized base salary at the time of termination; provided, that she executes a general release and waiver that is satisfactory to us which may contain, in addition to a release of claims, provisions related to non-participation in others’ claims against us, non-competition and non-solicitation provisions akin to Mr. Piszel’s, and non-disparagement, continued cooperation and treatment of confidential information and such other provisions as we deem appropriate.

Michael Perlman

The following table describes the potential payments as of December 31, 2007 upon termination for Michael Perlman, our Executive Vice President, Operations and Technology.

Table 132 — Michael Perlman — Potential Payments as of December 31, 2007 Upon Termination

		Involuntary Other Than For
		Gross Misconduct or
Benefits and Payments	Voluntary	Special Circumstances	Death or
Upon Termination	Resignation(1)	Termination(2)	Disability(3)

Compensation:
Base Salary	—	$1,000,000	—
Annual Bonus	$1,225,000	3,675,000	$1,225,000
Equity Awards	—	688,418	688,418
Repayment to Freddie Mac	(550,000)	(550,000)	—
Total	$675,000	$4,813,418	$1,913,418

(1)	If Mr. Perlman terminates his employment with us for any reason other than death or disability before the second anniversary of his employment date, he is required to repay the full $550,000 of his sign-on cash bonus which is reflected under Repayment to Freddie Mac.

(2)	The amount reported under Base Salary reflects two times annualized base salary of $500,000; under Annual Bonus, reflects a guaranteed bonus of $1,225,000 plus two times Mr. Perlman’s target bonus of $1,225,000 attributable to 2007; and under Equity Awards, reflects the continued vesting of Mr. Perlman’s one time sign-on grant. Pursuant to the long-term equity agreement for Mr. Perlman’s sign-on grant, Mr. Perlman’s termination would be classified as a “Special Circumstances Termination” if (a) his job were eliminated due to a reorganization or job relocation or if his employment were terminated due to a restructuring or other no fault displacement, as determined by the Chief Executive Officer, and (b) he had executed a written agreement containing non-competition, non-solicitation, and other covenants. Under this provision, the sign-on grant will vest immediately and will be settled in accordance with the vesting schedule outlined in the award agreement as if termination had not occurred.

(3)	The amount reported under Annual Bonus reflects a guaranteed bonus of $1,225,000 attributable to 2007 and under Equity Awards reflects the value of all outstanding RSUs, which vest immediately upon such termination.

Mr. Perlman’s July 24, 2007 offer letter provides certain benefits to Mr. Perlman in lieu of severance if we terminate his employment prior to the second anniversary of his employment. If we terminate Mr. Perlman’s employment on or before the second anniversary of his employment date for any reason other than gross misconduct or for violating any of our standards of conduct, attendance or behavior, we will make a lump-sum cash payment to him equal to two times the sum of his annualized base salary and target short-term incentive in effect at the time of termination. If we terminate Mr. Perlman’s employment between the second and third anniversaries of his employment date for any reason other than gross misconduct or for violating any of our standards of conduct, attendance or behavior, we will make a lump-sum cash payment to him equal to the sum of his annualized base salary and target short-term incentive in effect at the time of termination. In addition, if we terminate Mr. Perlman’s employment on or before the third anniversary of his employment date for any reason other than gross misconduct or for violating any of our standards of conduct, attendance or behavior, we will pay Mr. Perlman a prorated target bonus for the year in which he terminated employment, based on the number of months elapsed during such calendar year, and all outstanding RSUs and/or stock options will continue to vest according to the vesting schedule set forth in the grant agreements.

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Michael C. May

The following table describes the potential payments as of December 31, 2007 upon termination for Michael C. May, our Senior Vice President, Multifamily Sourcing.

Table 133 — Michael C. May — Potential Payments as of December 31, 2007 Upon Termination

	Voluntary Resignation
	or Involuntary For			Special
Benefits and Payments	Gross Misconduct	Involuntary Other Than	Death or	Circumstance
Upon Termination	Termination	For Gross Misconduct(1)	Disability(2)	Termination(3)

Compensation:
Base Salary	—	$418,000	—	$418,000
Bonus	—	—	—	—
Equity Awards	—	—	$900,095	545,120
Total	—	$418,000	$900,095	$963,120

(1)	The amount reported for Base Salary reflects Mr. May’s annualized base salary of $418,000. Mr. May may be eligible to participate in the 2007 bonus program at the discretion of the Chief Executive Officer, Chief Operating Officer or Executive Vice President, Human Resources and Corporate Services. Any bonus paid under this program will be subject to CHRC approval.

(2)	The amount reported under Equity Awards reflects the value of all unvested RSUs, which will vest and will be settled immediately upon such termination, and the value of all unvested stock options, which become exercisable immediately upon such termination. Mr. May may be eligible to participate in the 2007 bonus program at the discretion of the Chief Executive Officer, Chief Operating Officer or EVP — Human Resources. Any bonus paid under this program will be subject to CHRC approval.

(3)	The amount reported under Base Salary reflects Mr. May’s annualized base salary of $418,000 pursuant to our officer severance plan. The amount reported under Equity Awards reflects the value of Mr. May’s 2007 long-term equity awards as of December 31, 2007.

Pursuant to the long-term equity award agreement for awards made in 2006 and for RSUs granted in 2007, Mr. May’s termination would be classified as a “Special Circumstance Termination” if (a) his job were eliminated due to a reorganization or job relocation or if his employment were terminated due to a restructuring or other no fault displacement, as determined by the Chief Executive Officer, and (b) he had executed a written agreement containing non-competition, non-solicitation, and other covenants. Under this provision, long-term equity awards granted in 2006 and RSUs granted in 2007 will vest immediately (other than the Performance RSUs, because at December 31, 2007 the CHRC had not determined that the performance criterion had been satisfied), and will be settled in accordance with the vesting schedule outlined in the award agreement as if termination had not occurred.

Eugene M. McQuade

We entered into an August 3, 2004 employment agreement with Mr. McQuade which provided for his employment as President and Chief Operating Officer, effective September 1, 2004. The agreement had an initial term of three years and on May 1, 2007, Mr. McQuade informed us that he would leave the company at the conclusion of that employment agreement, September 1, 2007. We did not enter into any separation agreements with Mr. McQuade and the CHRC did not accelerate the vesting of Mr. McQuade’s unvested RSUs and stock options. Under the terms of his employment agreement, Mr. McQuade remains subject to non-competition and non-solicitation restrictions for periods of two years and one year, respectively, following his termination of employment with us. Under our stock compensation plans, all outstanding and unvested stock options and RSUs as of September 1, 2007 were forfeited, and all vested and unexercised stock options remained exercisable for 90 days following his departure.

Joseph A. Smialowski

Mr. Smialowski joined us as our Executive Vice President, Operations and Technology on December 1, 2004. Mr. Smialowski resigned from this position effective June 30, 2007 and served as a special advisor to our Chairman and Chief Executive Officer until December 31, 2007. We entered into a Transition Period Agreement with Mr. Smialowski effective June 29, 2007, which provided for the following:

•	Mr. Smialowski’s continued service to Freddie Mac through December 31, 2007 at his then-current base salary of $550,000, together with a cash bonus of $1,150,000 payable on January 31, 2008, which is equal to his target bonus for the 2007 performance year, and a supplemental cash payment of $200,000, also payable on January 31, 2008.

•	Mr. Smialowski’s assistance with the transition of his responsibilities to a successor Executive Vice President, Operations and Technology.

•	Mr. Smialowski’s agreement to serve in an on-call consulting role once his successor has been named and a transition of his responsibilities has been completed.

•	All outstanding and unvested stock options and RSUs as of December 31, 2007 will be forfeited, and all vested and unexercised stock options will remain exercisable for 90 days following his departure.

Employment and Separation Agreements

The employment agreements or offer letters described below for Mr. Syron, Mr. Piszel, Ms. Cook and Mr. Perlman are available on Freddie Mac’s website at www.freddiemac.com/governance. For information on the termination provisions in Mr. Syron’s, Mr. Piszel’s, Ms. Cook’s and Mr. Perlman’s employment agreements or offer letters, as well as certain compensation agreements we entered into with Messrs. McQuade and Smialowski, see “Potential Payments Upon Termination or Change in Control” above.

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We entered into employment agreements or offer letters with each of the named executive officers, with the exception of Mr. May, when they first joined us. All of our named executive officers, with the exception of Mr. May, are parties to currently effective agreements. Some agreements contain minimum guarantees with respect to base pay, bonus, and long-term equity awards, as well as special provisions applicable upon termination. The CHRC and management considered the executive protections (such as guaranteed bonuses and special termination benefits) provided by each of these agreements necessary in order to achieve our goal of recruiting and retaining exceptional leaders and executive officers during a time of transition.

The employment agreement or offer letter for Messrs. Syron and Perlman set their respective base salaries, minimum bonus opportunities, and long-term equity award opportunities.

Richard F. Syron

Mr. Syron was appointed Chairman of the Board and Chief Executive Officer, effective December 31, 2003. The terms of his employment with us are governed by (a) a December 6, 2003 employment agreement, as supplemented by a December 12, 2003 agreement and as amended by a November 9, 2007 amendment, (b) a June 1, 2006 compensation agreement and (c) a March 3, 2007 compensation agreement. The June 1, 2006 agreement superseded the provisions of Mr. Syron’s employment agreement that pertain to his cash bonus target for performance during 2006. The March 3, 2007 agreement superseded the provisions of Mr. Syron’s employment agreement that pertain to his cash bonus target for performance during 2007 and to his 2007 annual equity award.

The November 9, 2007 amendment extends the terms of Mr. Syron’s original employment agreement from December 31, 2008 to December 31, 2009. Mr. Syron will continue to serve as Chairman of the Board and Chief Executive Officer until his successor as Chief Executive Officer is appointed, at which time Mr. Syron will become Executive Chairman of the Board for the balance of his extended term. Mr. Syron will actively assist us in recruiting and retaining his successor as Chief Executive Officer.

The amended agreement increased Mr. Syron’s base salary to $1,300,000, effective as of July 1, 2007. The amended agreement also provides for a special extension bonus of $3,500,000, payable in installments of $1,250,000 after its effective date, $1,500,000 after July 1, 2008 and $750,000 after July 1, 2009. This special bonus is payable only if Mr. Syron remains employed with us as of each of these dates and is subject to repayment by Mr. Syron if he terminates his employment with us before December 31, 2009 other than for good reason, as defined in the amended agreement.

The amended agreement also provides that Mr. Syron will have the opportunity to earn an annual cash bonus, based on performance criteria determined by the CHRC, for 2007 in a target amount of 278% of his bonus-eligible earnings, for 2008 in a target amount of 302% of his bonus-eligible earnings and for 2009 in a target amount of 322% of his bonus-eligible earnings, provided that Mr. Syron remains employed by us through the end of the applicable calendar year. For any of these years, the annual bonus actually awarded may range from 0% to 200% of the actual target, depending on Mr. Syron’s performance during the year.

Mr. Syron received an additional equity grant in December 2007 of RSUs in the amount of $800,000 pursuant to the amended agreement. In 2008, Mr. Syron will be entitled to an equity grant valued at $9,400,000, of which $8,800,000, the amount provided for in his original employment agreement, will be guaranteed. In 2009 he will be entitled to an equity grant valued at $10,000,000, none of which will be guaranteed. The size of the actual grants, to the extent not guaranteed, will be determined based on an assessment of performance criteria established by the CHRC.

In addition to the provisions of the amended agreement, the CHRC has established a special cash performance award opportunity for Mr. Syron. This opportunity is described in more detail in “Compensation Discussion and Analysis — Compensation Structure — Chief Executive Officer Special Performance Award Opportunity.”

During the term of the employment agreement, we will maintain, at our cost, insurance on the life of Mr. Syron for the benefit of his beneficiaries, with a benefit equal to $10,000,000. If Mr. Syron remains employed by us through December 31, 2008, upon the later to occur of December 31, 2008 and his turning 65, we will deliver to Mr. Syron a fully paid-up permanent life insurance policy with a face amount equal to $4,000,000 and will maintain $6 million in term life insurance during his employment in 2009.

Pursuant to his employment agreement, Mr. Syron is entitled to participate in all other compensation and employee benefit or perquisite programs generally available from time to time to our senior executives, on the terms and conditions then prevailing under each such program, except that Mr. Syron is not eligible to participate in our officer severance plan or policy.

Anthony S. Piszel

Mr. Piszel joined us as our Executive Vice President and Chief Financial Officer on November 13, 2006. Under the terms of an offer letter dated October 14, 2006, Mr. Piszel receives an annualized base salary of $650,000 and the

240	Freddie Mac

opportunity to earn annual bonuses and long-term equity awards. Under the terms of the agreement, Mr. Piszel received a one-time sign-on bonus in the amount of $7,500,000, composed of $2,500,000 in cash and $5,000,000 in the form of RSUs. Mr. Piszel’s one-time sign-on bonus was structured to take into account the long-term incentive opportunity that Mr. Piszel forfeited at his prior employer in order to join Freddie Mac. The number of RSUs subject to the sign-on award is 78,940, which vest in four equal annual installments beginning on December 7, 2007. The agreement also provides Mr. Piszel with an opportunity to earn an annual cash bonus targeted at $1,007,500, with guaranteed minimum annual bonuses for 2006 and 2007 of $600,000 and $1,007,500, respectively.

The offer letter provides Mr. Piszel with an annual long-term equity award with a targeted aggregate value of $3,000,000, with a guaranteed minimum equity award in 2007 of $3,000,000. The long-term equity award vests in four equal annual installments beginning on the first anniversary of the grant date.

Patricia L. Cook

Ms. Cook joined us as our Executive Vice President, Investments on August 2, 2004 and became Executive Vice President, Investments and Capital Markets on February 1, 2005 and Executive Vice President and Chief Business Officer on June 5, 2007. Under the terms of an offer letter dated July 8, 2004, as amended by a letter agreement dated July 9, 2004 and action taken by the CHRC on May 6, 2005, Ms. Cook receives an annualized base salary of $600,000 and an annual cash bonus targeted at 167% of her bonus eligible earnings (currently defined as base salary), subject to a maximum of 200% of this target, absent approval by the CHRC of a greater amount. Ms. Cook also has the opportunity to earn an annual long-term equity award that has no maximum award restriction.

Michael C. May

Mr. May joined us in 1983 and was appointed our Senior Vice President, Multifamily Sourcing in August 2005. We do not have any agreements with Mr. May regarding the terms of his employment.

Michael Perlman

Mr. Perlman joined us as our Executive Vice President, Operations and Technology on August 1, 2007. Under the terms of an offer letter dated July 24, 2007, Mr. Perlman receives an annualized base salary of $500,000 and the opportunity to earn annual bonuses and long-term equity awards. The letter agreement provides Mr. Perlman with an opportunity to earn an annual cash bonus targeted at 245% of his bonus eligible earnings, with a guaranteed minimum bonus attributable to performance during calendar year 2007 of $1,225,000. Mr. Perlman also will be eligible for an annual long-term equity award with a targeted aggregate value of $1,525,000, with a guaranteed minimum award attributable to performance during calendar year 2007 of $1,525,000.

Under the terms of a cash sign-on payment letter agreement, Mr. Perlman received a one-time cash payment of $550,000, which must be repaid if, prior to the second anniversary of Mr. Perlman’s start date, Mr. Perlman’s employment is terminated. Mr. Perlman also received a one-time sign-on equity award in the form of RSUs with a total dollar value of $1,200,000. Mr. Perlman’s one-time sign-on equity award was designed to take into account the long-term incentive opportunity that Mr. Perlman forfeited at his prior employer in order to join Freddie Mac. The number of RSUs subject to the sign-on award is 20,206, which vest in three equal installments beginning on the first anniversary of the grant date.

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ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Director Independence

The non-employee members of the Board have determined that:

•	With the exception of Richard F. Syron, our Chief Executive Officer, and Eugene M. McQuade, who was deemed to have resigned as a director effective September 1, 2007, all members of the Board who served as directors in 2007 and all current directors are independent within the meaning of both Section 303A.02 of the NYSE Listed Company Manual and the independence criteria set forth in Section 5 of our Guidelines. Additionally, except as disclosed for Jeffrey M. Peek and Jerome P. Kenney under “Transactions with Institutions Related to Directors” below, no member of the Board who served as a director in 2007 nor any current director has a material relationship with Freddie Mac.

•	All current members of the Audit Committee, the CHRC and the GNROC are independent within the meaning of Section 303A.02 of the NYSE Listed Company Manual and Sections 4 and 5 of our Guidelines. All current members of the Audit Committee also are independent within the meaning of Rule 10A-3 promulgated under the Exchange Act and Section 303A.06 of the NYSE Listed Company Manual.

In making the foregoing independence determinations, as required under our Guidelines, the non-employee directors considered the relationship between Freddie Mac and the National Housing Conference, or NHC, where Mr. Retsinas was a member of the board of trustees and the board of governors until December 2007, and between Freddie Mac and the National Housing Endowment, or NHE, where Mr. Retsinas is currently a member of the board of trustees. Freddie Mac made contributions to NHC in 2006 and to NHE in 2004 and 2005 that, in each case, exceeded the greater of $100,000 or two percent of NHC’s and NHE’s gross revenues, respectively, for those years. The contribution to NHC in 2006 was $511,000 and the contributions to NHE in 2004 and 2005 were $200,000 and $375,000, respectively. Because Freddie Mac’s relationship with NHC and NHE preceded the Board’s initial consideration of Mr. Retsinas as a director candidate, and given the nature of Freddie Mac’s relationship and Mr. Retsinas’ affiliation with both NHC and NHE, including the fact that Mr. Retsinas does not hold an executive position at either NHC or NHE, the non-employee directors have determined that the relationships were not material and do not impair Mr. Retsinas’ independence. Freddie Mac’s contributions to NHE inadvertently were not communicated by management to or considered by the non-employee directors in connection with their previous determination of Mr. Retsinas’ independence at the time of his initial nomination as a director candidate in 2007, and the non-employee directors therefore have re-evaluated and ratified that determination in light of the NHE contributions.

Mr. Syron is Chief Executive Officer of Freddie Mac as well as Chairman of the Board. Because Mr. Syron is an employee of Freddie Mac, he is not independent under the Guidelines or the NYSE Listed Company Manual.

Transactions with Institutions Related to Directors

In the ordinary course of business, we were a party since January 1, 2005, and expect to continue to be a party during the remainder of 2008, to certain business transactions with institutions affiliated with members of our Board. Management believes that the terms and conditions of the transactions were no more and no less favorable to us than the terms of similar transactions with unaffiliated institutions to which we are, or expect to be, a party. Those transactions that are required to be disclosed under rules promulgated by the SEC are described below.

Jerome P. Kenney, a director, is currently an independent consultant to Merrill Lynch & Co. (“Merrill Lynch”). Mr. Kenney retired as Vice Chairman of Merrill Lynch in January 2008. While at Merrill Lynch, Mr. Kenney served in many capacities and most recently was a member of Merrill Lynch’s Executive Client Coverage Group. Since January 1, 2005, Merrill Lynch, through its subsidiaries, has participated in the following transactions with Freddie Mac:

•	As an underwriter for six equity securities offerings, 14 mortgage-related securities offerings, and 1,712 debt securities offerings to the public, for which it received underwriting fees of approximately $7.1 million, $2.0 million and $57.5 million, respectively.

•	As a counterparty in capital markets transactions, including derivative transactions, repurchase transactions and forward purchases and sales of securities (predominantly mortgage-related securities, but also asset backed commercial paper and other securities). The largest amount of notional or principal balance outstanding for these transactions during the period from January 1, 2005 to May 20, 2008 was approximately $107.3 billion, $3.5 billion, and $8.5 billion, respectively. The largest total counterparty exposure (i.e., the risk of loss to Freddie Mac if Merrill Lynch were to fail to perform under its obligations) during the period from January 1, 2005 to May 20, 2008 was approximately $1.2 billion.

•	As a dealer in 51 resecuritizations of our mortgage-related securities that involved payments of resecuritization fees to Freddie Mac in the amount of approximately $30.6 million.

Freddie Mac regularly purchases securities from Merrill Lynch for its mortgage-related investment portfolio and its non-mortgage securities investment portfolio and occasionally may sell mortgage-related securities to or through Merrill Lynch.

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Freddie Mac expects to continue to engage in similar transactions with Merrill Lynch and its subsidiaries during the remainder of 2008.

In October 2007, Freddie Mac purchased mortgage-related securities with an aggregate unpaid principal balance of approximately $4.3 billion issued by a bankruptcy remote entity of CIT Group, Inc. (“CIT”), of which a former member of our Board, Jeffrey M. Peek, is Chairman and Chief Executive Officer. During the period from October 1, 2007 through May 20, 2008, Freddie Mac has received principal and interest payments on these securities of approximately $709.4 million. As a holder of the securities, Freddie Mac will continue to receive principal and interest payments while the securities are outstanding. An affiliate of CIT is the master servicer for these securities and receives a fee calculated on the unpaid principle balance of each underlying loan for its services. During the period from October 1, 2007 through May 20, 2008, the CIT affiliate has received servicing fees of approximately $20.3 million. To avoid the appearance of a conflict of interest, Mr. Peek resigned from Freddie Mac’s Board effective September 17, 2007, prior to completion of this transaction.

In October 2001, Freddie Mac purchased a revolving credit facility, which was initially secured by certain multifamily properties in New York City. A subsidiary of CIT was a 50% limited partner in the borrower. The credit facility could be drawn on in multiple tranches and was initially funded in the amount of approximately $133 million in October 2001. In July 2002, the borrower exercised its option to expand the credit facility to approximately $157 million. The principal was repaid in January 2005 in a single payment of approximately $157 million and the credit facility was terminated at that time. The credit facility bore interest at a floating rate based on the 1-month Freddie Mac Reference Bill Index. Freddie Mac Reference Bill securities are short-term debt obligations of Freddie Mac that we auction to dealers on a regular schedule. At the time the credit facility was repaid, the borrower had multiple tranches outstanding, bearing interest rates of 2.774% and 5.25%.

Policy Governing Related Person Transactions

In December 2007, the Board adopted the company’s policy governing the Approval of Related Person Transactions (the “Related Person Transactions Policy”). This is a written policy and set of procedures for the review and approval or ratification of transactions involving related persons, which consist of any person who is, or was at any time since the beginning of the company’s last completed fiscal year, a director, director nominee, executive officer, or immediate family member of any of the foregoing persons.

Under authority delegated by the Board, (a) the Executive Vice President — General Counsel and Corporate Secretary (the “General Counsel”), in the case of executive officers and their respective immediate family members (other than the Chief Executive Officer, the President, the Chief Operating Officer, the General Counsel and their respective immediate family members) and (b) the GNROC (or its Chair under certain circumstances), in the case of directors, director nominees and their respective immediate family members, and the Chief Executive Officer, the President, the Chief Operating Officer, the General Counsel and their respective immediate family members (each, an “Authorized Approver”) are responsible for applying the Related Person Transactions Policy. Transactions covered by the Related Person Transactions Policy consist of any transaction, arrangement or relationship or series of similar transactions, arrangements or relationships, in which (i) the aggregate amount involved exceeded or is expected to exceed $120,000; (ii) the company was or is expected to be a participant; and (iii) any related person had or will have a direct or indirect material interest. The Related Person Transactions Policy includes a list of categories of transactions identified by the Board as having no significant potential for an actual conflict of interest or the appearance of a conflict or improper benefit to a related person, and thus are not subject to review (the “Excluded Transactions”). Excluded Transactions include, for example, transactions in which the related person’s interest arises only from the related person’s position as a director of, or less than 10% ownership level in, another entity that is a party to the transaction; transactions involving a related person where the rates or charges are determined by competitive bids or are in conformity with law or governmental authority; transactions involving certain compensation, indemnity or expense advance payments to an executive officer or director of the company; certain discretionary charitable contributions by the company to a non-profit entity with which a related person is affiliated; and certain transactions deemed not to be material under the director independence standards contained in the Corporate Governance Guidelines.

The company’s Legal Division will assess whether any proposed transaction involving a related person is a related person transaction covered by the Related Person Transactions Policy. If so, the transaction will be reviewed by the appropriate Authorized Approver. In consultation with the Chair of the GNROC, the General Counsel may refer any proposed transaction to the GNROC for review and approval. In those instances in which the General Counsel or his designee determines that it is not practicable or desirable for the company to wait until the next GNROC meeting to review a related person transaction involving a director, director nominee, or any of their respective immediate family members, the Chair of the GNROC may review and approve the related person transaction on behalf of the GNROC and report such action to the GNROC at its next regularly scheduled meeting.

If possible, approval of a related person transaction will be obtained prior to the effectiveness or consummation of the transaction. If advance approval of a related person transaction by the appropriate Authorized Approver is not feasible or

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otherwise not obtained, then the transaction will be considered promptly by the appropriate Authorized Approver to determine whether ratification is warranted.

In determining whether to approve or ratify a related person transaction covered by the Related Person Transactions Policy, the appropriate Authorized Approver will review and consider all relevant information regarding the related person transaction or the related person available to the Authorized Approver, which may include:

•	the nature of the related person’s interest in the transaction;

•	the approximate total dollar value of, and extent of the related person’s interest in, the transaction;

•	whether the transaction was or would be undertaken in the ordinary course of business of the company;

•	whether the transaction is proposed to be, or was, entered into on terms no less favorable to the company than terms that could have been reached with an unrelated third party; and

•	the purpose of, and potential benefits to the company of, the transaction.

A director who may be a related person in connection with a particular proposed related person transaction will not participate in any discussion or approval of the transaction, other than discussion for the purpose of providing material information concerning the transaction to the GNROC. The appropriate Authorized Approver may, in such Authorized Approver’s sole discretion, impose such conditions as the Authorized Approver deems appropriate on the company or the related person in connection with the approval of the related person transaction including, but not limited to, ratification, revision or termination of the transaction.

Prior to December 2007, our written policies and procedures for the review, approval or ratification of related person transactions and other conflict of interest matters were based on our Corporate Governance Guidelines, our Codes of Conduct for directors and employees and our processes for gathering and disclosing information about such transactions. Among other things, the Codes of Conduct provide that when performing their Freddie Mac duties, our directors and employees must act at all times in our best interests. Employees and their immediate families are not permitted to engage in business with us unless they have consulted with our Chief Compliance Officer or the Compliance Division. If a director wishes to obtain a waiver of any Code provision (including those dealing with conflicts of interest), the waiver must be approved by the Board of Directors and disclosed to stockholders.

ITEM 8. LEGAL PROCEEDINGS

We are involved as a party to a variety of legal proceedings arising from time to time in the ordinary course of business including, among other things, contractual disputes, personal injury claims, employment-related litigation and other legal proceedings incidental to our business. We are frequently involved, directly or indirectly, in litigation involving mortgage foreclosures. From time to time, we are also involved in proceedings arising from our termination of a seller/servicer’s eligibility to sell mortgages to, and/or service mortgages for, us. In these cases, the former seller/servicer sometimes seeks damages against us for wrongful termination under a variety of legal theories. In addition, we are sometimes sued in connection with the origination or servicing of mortgages. These suits typically involve claims alleging wrongful actions of seller/servicers. Our contracts with our seller/servicers generally provide for indemnification against liability arising from their wrongful actions. Litigation and claims resolution are subject to many uncertainties and are not susceptible to accurate prediction. Losses that might result from the adverse resolution of any of the remaining legal proceedings could be greater than reserves we may establish. See “NOTE 11: LEGAL CONTINGENCIES” to our unaudited consolidated financial statements for additional information regarding our legal proceedings.

Putative Securities Class Action Lawsuits.  Reimer vs. Freddie Mac, Syron, Cook, Piszel and McQuade (“Reimer”) and Ohio Public Employees Retirement System vs. Freddie Mac, Syron, et al (“OPERS”). Two virtually identical putative securities class action lawsuits were filed against Freddie Mac and certain of our current and former officers alleging that the defendants violated federal securities laws by making “false and misleading statements concerning our business, risk management and the procedures we put into place to protect the company from problems in the mortgage industry.” Reimer was filed on November 21, 2007 in the U.S. District Court for the Southern District of New York and OPERS was filed on January 18, 2008 in the U.S. District Court for the Northern District of Ohio. On March 10, 2008, the Court in Reimer granted the plaintiff’s request to voluntarily dismiss the case, and the case was dismissed. In OPERS, the case has proceeded with the Court’s Order of April 10, 2008, appointing OPERS as lead plaintiff and approving its choice of counsel, and the filing of an amended complaint by OPERS on May 27, 2008. The plaintiff is seeking unspecified damages and interest, and reasonable costs and expenses, including attorney and expert fees. At present, it is not possible to predict the probable outcome of the OPERS lawsuit or any potential impact on our business, financial condition, or results of operations.

Shareholder Demand Letters.  In late 2007 and early 2008, the board of directors received three letters from purported shareholders of Freddie Mac, which together contain allegations of corporate mismanagement and breaches of fiduciary duty in connection with the company’s risk management, false and misleading financial disclosures, and the sale of stock based on material non-public information by certain officers and directors. One letter demands that the board

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commence an independent investigation into the alleged conduct, institute legal proceedings to recover damages from the responsible individuals, and implement corporate governance initiatives to ensure that the alleged problems do not recur. The second letter demands that Freddie Mac commence legal proceedings to recover damages from responsible board members, senior officers, Freddie Mac’s outside auditors, and other parties who allegedly aided or abetted the improper conduct. The third letter demands relief similar to that of the second letter, as well as recovery for unjust enrichment. The board of directors formed a Special Litigation Committee to investigate the purported shareholders’ allegations, and the investigation is proceeding.

Shareholder Derivative Lawsuits.  A shareholder derivative complaint, purportedly on behalf of Freddie Mac, was filed on March 10, 2008, in the U.S. District Court for the Southern District of New York against certain current and former officers and directors of Freddie Mac and a number of third parties, including Freddie Mac’s auditor, PricewaterhouseCoopers LLP. The complaint, which was filed by an individual who had submitted a shareholder demand letter to the board of directors in late 2007, alleges breach of fiduciary duty, negligence, violations of the Sarbanes-Oxley Act of 2002 and unjust enrichment in connection with various alleged business and risk management failures. It also alleges false assurances by the company regarding our financial exposure in the subprime financing market and our risk management and internal control weaknesses. The plaintiff seeks unspecified damages, declaratory relief, an accounting, injunctive relief, disgorgement, punitive damages, attorney’s fees, interest and costs. On June 16, 2008, we filed a motion to transfer the case to the Eastern District of Virginia, or alternately to stay the case pending the completion of the investigation of plaintiff’s allegations by the Special Litigation Committee appointed by the board of directors. At present, it is not possible to predict the probable outcome of the lawsuit or any potential impact on our business, financial condition or results of operations.

A second shareholder derivative complaint, purportedly on behalf of Freddie Mac, was filed on June 6, 2008, in the U.S. District Court for the Southern District of New York against certain current and former Freddie Mac officers and directors. The complaint, which was filed by an individual who had submitted a shareholder demand letter to the board of directors in late 2007, alleges that defendants caused the company to violate its charter by engaging in “unsafe, unsound and improper speculation in high risk mortgages to boost near term profits, report growth in the Company’s retained portfolio and guarantee business, and take market share away from its primary competitor, Fannie Mae.” The principal claim is for an alleged breach of fiduciary duty. Among other things, plaintiff seeks declaratory and injunctive relief, an accounting, an order requiring that defendants remit all salary and compensation received during the periods they allegedly breached their duties, and an award of pre-judgment and post-judgment interest, attorneys’ fees, expert fees and consulting fees, and other costs and expenses. At present, it is not possible to predict the probable outcome of the lawsuit or any potential impact on our business, financial condition or results of operations.

Antitrust Lawsuits.  Consolidated lawsuits were filed against Fannie Mae and Freddie Mac in the U.S. District Court for the District of Columbia, originally filed on January 10, 2005, alleging that both companies conspired to establish and maintain artificially high management and guarantee fees. The complaint covers the period January 1, 2001 to the present and asserts a variety of claims under federal and state antitrust laws, as well as claims under consumer-protection and similar state laws. The plaintiffs seek injunctive relief, unspecified damages (including treble damages with respect to the antitrust claims and punitive damages with respect to some of the state claims) and other forms of relief. We filed a motion to dismiss the action and are awaiting a ruling from the court. At present, it is not possible for us to predict the probable outcome of the consolidated lawsuit or any potential impact on our business, financial condition or results of operations.

The New York Attorney General’s Investigation.  In connection with the New York Attorney General’s suit filed against eAppraiseIT and its parent corporation, First American, alleging appraisal fraud in connection with loans originated by Washington Mutual, in November 2007, the New York Attorney General demanded that we either retain an independent examiner to investigate our mortgage purchases from Washington Mutual supported by appraisals conducted by eAppraiseIT, or immediately cease and desist from purchasing or securitizing Washington Mutual loans and any loans supported by eAppraiseIT appraisals. We also received a subpoena from the New York Attorney General’s office for information regarding appraisals and property valuations as they relate to our mortgage purchases and securitizations from January 1, 2004 to the present. In March 2008, OFHEO, the New York Attorney General and Freddie Mac reached a settlement in which we agreed to adopt a Home Valuation Protection Code, effective January 1, 2009, to enhance appraiser independence. In addition, we agreed to provide funding for an Independent Valuation Protection Institute. From March 14, 2008 through April 30, 2008, market participants were afforded the opportunity to comment on the implementation and deployment of the Code. We have reviewed and summarized the comments received, which were submitted to, and discussed with, OFHEO. Under the terms of the agreement, OFHEO, the New York Attorney General and Freddie Mac are reviewing the comments in good faith and will consider any amendments to the Code necessary to avoid any unforeseen consequences.

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ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY
AND RELATED STOCKHOLDER MATTERS

Market Information

Our common stock, par value $0.21 per share, is listed on the NYSE under the symbol “FRE.” From time to time, our common stock may be admitted to unlisted trading status on other national securities exchanges. Put and call options on our common stock are traded on U.S. options exchanges. At June 30, 2008, there were 647,008,105 shares outstanding of our common stock.

Table 134 sets forth the high and low sale prices of our common stock for the periods indicated.

Table 134 — Quarterly Common Stock Information

	Sale Prices(1)
	High	Low

2008 Quarter Ended
June 30	$29.74	$16.20
March 31	34.63	16.59
2007 Quarter Ended
December 31	$65.88	$22.90
September 30	67.20	54.97
June 30	68.12	58.62
March 31	68.55	58.88
2006 Quarter Ended
December 31	$71.92	$64.80
September 30	66.47	55.64
June 30	63.99	56.50
March 31	68.75	60.64

(1)	The principal market is the NYSE and prices are based on the composite tape.

At July 11, 2008, the closing price for our common stock was $7.75 per share.

Holders

As of June 30, 2008, we had 2,054 common stockholders of record.

Dividends

Table 135 sets forth the cash dividend per common share that we have declared for the periods indicated.

Table 135 — Dividends Per Common Share

Regular Cash
Dividend Per Share

2008 Quarter Ended
June 30	$0.25
March 31	0.25
2007 Quarter Ended
December 31	$0.25
September 30	0.50
June 30	0.50
March 31	0.50
2006 Quarter Ended
December 31	$0.50
September 30	0.47
June 30	0.47
March 31	0.47

We have historically paid dividends to our stockholders in each quarter. Our board of directors will determine the amount of dividends, if any, declared and paid in any quarter after considering our capital position and earnings and growth prospects, among other factors. See “NOTE 9: REGULATORY CAPITAL” to our audited and unaudited consolidated financial statements for additional information regarding dividend payments and potential restrictions on such payments and “NOTE 8: STOCKHOLDERS’ EQUITY” to our audited consolidated financial statements for additional information regarding our preferred stock dividend rates.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides information about our common stock that may be issued upon the exercise of options, warrants and rights under our existing equity compensation plans at December 31, 2007. Our stockholders have approved the ESPP, the 2004 Employee Plan, the 1995 Stock Compensation Plan, or 1995 Plan, and the 1995 Directors’ Stock Compensation Plan, or Directors’ Plan.

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Table 136 — Securities Authorized for Issuance Under Equity Compensation Plans

(c)
	(a)		Number of securities
	Number of securities		remaining available for
	to be issued	(b)	future issuance under
	upon exercise	Weighted average	equity compensation
	of outstanding	exercise price of	plans (excluding
	options, warrants	outstanding options,	securities reflected
Plan Category	and rights	warrants and rights	in column (a))

Equity compensation plans approved by stockholders	8,075,314 (1)	$37.62 (2)	17,935,055 (3)
Equity compensation plans not approved by stockholders	None	N/A	None

(1)	Includes 2,897,893 RSUs issued under the Directors’ Plan, the 1995 Plan and the 2004 Employee Plan and options to purchase 82,566 shares under the ESPP.
(2)	For the purpose of calculating this amount, the RSUs are assigned a value of zero.
(3)	Includes 10,323,179 shares, 6,135,671 shares and 1,476,205 shares available for issuance under the 2004 Employee Plan, the ESPP and the Directors’ Plan, respectively. No shares are available for issuance under the 1995 Plan.

Stock Performance Graph

The following graph compares the five-year cumulative total stockholder return on our common stock with that of the Standard and Poor’s, or S&P, 500 Financial Sector Index and the S&P 500 Index. The graph assumes $100 invested in each of our common stock, the S&P 500 Financial Sector Index and the S&P 500 Index on December 31, 2002. Total return calculations assume annual dividend reinvestment. The graph does not forecast performance of our common stock.

Comparative Cumulative Total Stockholder Return
(in dollars)

	At December 31,
	2002	2003	2004	2005	2006	2007

Freddie Mac	$100	$101	$130	$118	$126	$65
S&P 500 Financials	100	131	145	155	185	150
S&P 500	100	129	143	150	173	183

Transfer Agent and Registrar

Computershare Trust Company, N.A.
P.O. Box 43078
Providence, RI 02940-3078
Telephone: 781-575-2879
http://www.computershare.com

NYSE Corporate Governance Listing Standards

On July 9, 2007, our Chief Executive Officer submitted to the NYSE the certification required by Section 303A.12(a) of the NYSE Listed Company Manual regarding our compliance with the NYSE’s corporate governance listing standards.

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ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES

The securities we issue are “exempted securities” under the Securities Act and the Exchange Act. As a result, we do not file registration statements with the SEC with respect to offerings of our securities.

Preferred Stock

During the year ended December 31, 2007, we completed five preferred stock offerings. On January 16, 2007, we sold 44 million shares of 5.57% non-cumulative, perpetual preferred stock in an offering underwritten by a syndicate of dealers headed by Goldman, Sachs & Co. and J.P. Morgan Securities Inc. for aggregate offering proceeds of $1.1 billion and an aggregate underwriting discount of $11 million. On April 16, 2007, we sold 20 million shares of 5.66% non-cumulative, perpetual preferred stock in an offering underwritten by a syndicate of dealers headed by Banc of America Securities LLC and Morgan Stanley & Co. Inc. for aggregate offering proceeds of $500 million and an aggregate underwriting discount of $5 million. On July 24, 2007, we sold 20 million shares of 6.02% non-cumulative, perpetual preferred stock in an offering underwritten by Merrill Lynch, Pierce, Fenner and Smith Incorporated for offering proceeds of $500 million and an underwriting discount of $5 million. On September 28, 2007, we sold 20 million shares of 6.55% non-cumulative, perpetual preferred stock in an offering underwritten by a syndicate of dealers headed by Banc of America Securities LLC for aggregate offering proceeds of $500 million and an aggregate underwriting discount of $5 million. On December 4, 2007, we issued 240 million shares of fixed-to-floating rate non-cumulative, perpetual preferred stock in an offering underwritten by a syndicate of dealers represented by Lehman Brothers Inc. and Goldman, Sachs & Co. for aggregate offering proceeds of $6.0 billion and an aggregate underwriting discount of $90 million.

During the year ended December 31, 2006, we completed two preferred stock offerings. On July 17, 2006, Freddie Mac sold 15 million shares of variable-rate, non-cumulative, perpetual preferred stock and five million shares of 6.42% non-cumulative, perpetual preferred stock in an offering underwritten by a syndicate of dealers headed by Bear, Stearns & Co. Inc. and UBS Securities LLC for aggregate offering proceeds of $1.0 billion and an aggregate underwriting discount of $10 million. On October 16, 2006, Freddie Mac sold 20 million shares of 5.9% non-cumulative, perpetual preferred stock in an offering underwritten by a syndicate of dealers headed by Lehman Brothers Inc. and Merrill Lynch, Pierce, Fenner and Smith Incorporated for aggregate offering proceeds of $500 million and an aggregate underwriting discount of $5 million. During 2005, we completed no preferred stock offerings. See “NOTE 8: STOCKHOLDERS’ EQUITY” to our audited consolidated financial statements for more information regarding our preferred stock offerings.

Stock-based Compensation

We regularly provide stock compensation to our employees and members of our board of directors. We have three stock-based compensation plans under which grants are currently made: (a) the ESPP; (b) the 2004 Employee Plan; and (c) the Directors’ Plan. Prior to the stockholder approval of the 2004 Employee Plan, employee stock-based compensation was awarded in accordance with the terms of the 1995 Stock Compensation Plan, or 1995 Employee Plan. Although grants are no longer made under the 1995 Employee Plan, we currently have awards outstanding under this plan. We collectively refer to the 2004 Employee Plan and 1995 Employee Plan as the Employee Plans.

During the first quarter of 2008, no stock options were granted or exercised under our Employee Plans and Directors’ Plan. Under our ESPP, options to purchase 70,571 shares of common stock were exercised and options to purchase 124,136 shares of common stock were granted during the first quarter of 2008. Further, for the first quarter of 2008, under the Employee Plans and Directors’ Plan, 4,759,290 restricted stock units were granted and restrictions lapsed on 606,482 restricted stock units.

During the year ended December 31, 2007, 390,891 stock options were exercised and no stock options were granted under our Employee Plans and Directors’ Plan. Under our ESPP, 238,913 options to purchase stock were exercised and 277,091 options to purchase stock were granted. Further, for the year ended December 31, 2007, under the Employee Plans and Directors’ Plan, 1,592,659 restricted stock units were granted and restrictions lapsed on 773,660 restricted stock units.

During the year ended December 31, 2006, 914,368 stock options were exercised and 423,294 stock options were granted under our Employee Plans and Directors’ Plan. Under our ESPP, 222,703 options to purchase stock were exercised and 226,266 options to purchase stock were granted. Further, for the year ended December 31, 2006, under the Employee Plans and Directors’ Plan, 1,486,080 restricted stock units were granted and restrictions lapsed on 384,649 and 28,542 restricted stock units and restricted stock awards, respectively.

During the year ended December 31, 2005, 1,563,477 stock options were exercised and 1,199,586 stock options were granted under our Employee Plans and Directors’ Plan. Under our ESPP, 239,873 options to purchase stock were exercised and 258,061 options to purchase stock were granted. Further, for the year ended December 31, 2005, under the Employee Plans and Directors’ Plan, 838,576 restricted stock units were granted and restrictions lapsed on 659,946 and 79,961 restricted stock units and restricted stock awards, respectively.

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See “NOTE 10: STOCK-BASED COMPENSATION” to our audited consolidated financial statements for more information.

Long-Term Debt

Table 137 provides the long-term debt securities sold by Freddie Mac through various underwriters during the first quarter of 2008 and the years ended December 31, 2007, 2006 and 2005. Except as noted below, all securities were sold for cash.

Table 137 — Debt Security Issuances, at Par Value(1)

	Three Months Ended
	March 31,	Year Ended December 31
	2008	2007	2006	2005
	(in millions)

Long-term debt(2)	$94,718	$188,548	$182,797	$168,817

(1)	Excludes securities sold under agreements to repurchase and federal funds purchased, lines of credit and securities sold but not yet purchased.
(2)	Includes $—, $0.1 billion, $2.6 billion and $3.4 billion of long-term debt securities issued for the first quarter of 2008 and the years ended December 31, 2007, 2006 and 2005, respectively, which were accounted for as debt exchanges.

PCs and Structured Securities

We issue PCs in mortgage swap transactions, in which a customer exchanges mortgage loans for PCs that represent undivided interests in those same mortgages. We also issue PCs for cash. We issue many of our Structured Securities in transactions in which securities dealers or investors deliver to us the mortgage-related assets underlying the Structured Securities in exchange for the Structured Securities. We also issue Structured Securities for cash, including in offerings through various underwriters.

Table 138 provides the PCs and Structured Securities issued by Freddie Mac during the first quarter of 2008 and the years ended December 31, 2007, 2006 and 2005.

Table 138 — Issuances of PCs and Structured Securities(1)

	Three Months Ended
	March 31,	Year Ended December 31
	2008	2007	2006	2005
	(in millions)

PCs issued in guarantor swap transactions	$100,079	$382,796	$308,094	$314,690
PCs issued for cash	13,407	49,074	42,417	63,367
Structured Securities issued	128,239	456,895	388,889	413,434

Total	$241,725	$888,765	$739,400	$791,491

(1) Based on unpaid principal balances issued during each period.

ITEM 11. DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED

The summary description of our common stock set forth below does not purport to be complete and is qualified in its entirety by the certificate of designation of common stock, or certificate of designation, which is attached to this Registration Statement as Exhibit 4.1.

General

Under section 304 of our charter, we are authorized to issue an unlimited number of shares of voting common stock. The common stock has the terms set forth in the certificate of designation. Computershare Trust Company, N.A., Providence, Rhode Island is the transfer agent, dividend disbursing agent and registrar for the common stock.

Authorized Issuance

Our common stock was created by the Financial Institutions Reform, Recovery, and Enforcement Act of 1989. Under section 731(d) of this Act, shares of our then-outstanding senior participating preferred stock were automatically converted into an equivalent number of shares of common stock.

There are currently 806,000,000 shares of common stock issued or authorized for issuance by our board of directors that have a par value of $0.21 per share. As of June 30, 2008, we have issued 725,863,886 shares of common stock, of which we hold 78,855,781 shares as treasury stock. Our board of directors may increase the authorized number of shares of common stock at any time, without the consent of the holders of common stock.

Dividends

Dividends on shares of our common stock are not mandatory. Holders of our common stock are entitled to receive dividends when, as and if declared by our board of directors out of assets legally available for the payment of dividends on our common stock. The board of directors fixes both the amount of dividends, if any, to be paid to holders of our outstanding common stock and the dates of payment. We will pay each dividend on shares of common stock to the holders

249	Freddie Mac

of record of outstanding shares as they appear in our books and records on the record date fixed by our board of directors. The record date must not be earlier than 45 days or later than ten days before a dividend payment date.

There are currently outstanding 24 classes of Freddie Mac preferred stock that have priority over our common stock as to dividends. No dividend may be declared or paid or set apart for payment on our common stock unless dividends have been declared and paid or set apart on all of these classes of preferred stock for the current dividend period. We are authorized to issue an unlimited amount of preferred stock.

The terms of our Freddie SUBS® subordinated debt securities provide for the deferral of interest payments in specified circumstances. During periods when we defer interest payments on Freddie SUBS®, we may not declare or pay dividends on, or redeem, purchase or acquire, our common stock or any class of our preferred stock. We must defer our payment of interest on all outstanding Freddie SUBS® if, as of the fifth business day prior to an interest payment on any Freddie SUBS®, either (a) our “core capital” is below 125% of our “critical capital” requirement, or (b)(i) our “core capital” is below our “minimum capital” requirement, and (ii) the Secretary of the Treasury, acting at our request, exercises his or her discretionary authority pursuant to Section 306(c) of our charter to purchase our debt obligations.

See “NOTE 9: REGULATORY CAPITAL” to our audited and unaudited consolidated financial statements for more information regarding our capital requirements and potential restrictions on dividend payments.

Voting Rights

Holders of our common stock have the right to vote:

•	for the election of the 13 shareholder-elected members of our board of directors (the other five directors are appointed by the President of the United States);

•	with respect to the amendment, alteration, supplementation or repeal of the provisions of the certificate of designation as described under “ — Amendments” below; and

•	with respect to such other matters, if any, as may be prescribed by our board of directors, in its sole discretion, or by applicable federal law. Holders of our common stock are not granted any right under our charter or the certificate of designation to vote on specified matters on which stockholders of business corporations organized under state law are typically entitled to vote, such as amendments to our charter or changes in our capital structure.

Holders of our common stock entitled to vote are entitled to one vote per share on all matters presented to them for their vote. Holders may cast votes in person or by proxy at a meeting of the holders of our common stock or, if so determined by our board of directors, by written consent of the holders of the requisite number of shares of our common stock. In connection with any meeting of the holders of shares of our common stock, our board of directors will fix a record date, which must not be earlier than 60 days or later than ten days before the date of such meeting. The holders of record of shares of our common stock on the record date are entitled to notice of, and to vote at, any such meeting and any adjournment. We may establish reasonable rules and procedures regarding the solicitation of the vote of holders of our common stock at any such meeting or otherwise, the conduct of such vote, quorum requirements and the requisite number or percentage of affirmative votes required for the approval of any matter and as to all related questions. Such rules and procedures shall conform to the requirements of any national securities exchange on which our common stock may be listed.

Ownership Reports

The certificate of designation includes provisions that require certain persons to report to us their beneficial ownership of our common stock. Except as otherwise provided in the certificate of designation, any “beneficial owner” (as that term is defined in Rule 13d-3 under the Exchange Act) of more than five percent of the shares of our common stock (determined in accordance with Rule 13d-3) must report such ownership to us and the NYSE (and to any other exchange on which our common stock is then listed). The required reports of beneficial ownership and any amendments must be submitted in writing to us and the relevant exchange (but are not currently required to be filed with the SEC) on the forms, in the time periods and in the manner as would be required by Sections 13(d) and 13(g) of the Exchange Act and the rules and regulations thereunder if the common stock were registered under Section 12 of the Exchange Act.

We make available copies of common stock beneficial ownership reports we receive upon request to our investor relations department and payment of any related costs. We assume no liability for the contents of any of those reports.

To ensure compliance with the beneficial ownership reporting requirements relating to our common stock, we may refuse to permit the voting of any shares of common stock in excess of 5% beneficially owned by any person who fails to comply with those requirements. Any beneficial owner of our common stock that we believe to be in violation of the beneficial ownership reporting requirements must respond to our inquiries for the purpose of determining the existence, nature or extent of any such violation. If a response satisfactory to us has not been received within five business days after the date on which the inquiry was mailed, the shares of our common stock to which the inquiry relates will be considered for all purposes to be beneficially owned in violation of the reporting requirements, and we are authorized to take appropriate remedial actions, including the refusal to permit the voting of those excess shares.

250	Freddie Mac

After this Registration Statement is declared effective, our common stock will be registered under Section 12 of the Exchange Act, and beneficial owners of more than 5% of the shares of our common stock will be required to file with the SEC any reports required by Sections 13(d) and 13(g) of the Exchange Act.

No Preemptive Rights and No Conversion

No holder of our common stock has any preemptive right to purchase or subscribe for any of our other shares, rights, options or other securities. The holders of shares of our common stock do not have any right to convert their shares into or exchange their shares for any of our other classes or series of stock or other securities or other obligation of Freddie Mac.

No Redemption

We do not have the right to redeem any shares of our common stock, and no holders of our common stock have the right to require us to redeem their shares.

No Sinking Fund

Our common stock is not subject to any sinking fund, which is a separate capital reserve maintained to pay stockholders with preferred rights for their investment in the event of liquidation or redemption.

Liquidation Rights

Upon our dissolution, liquidation or winding up, after payment of or provision for our liabilities and the expenses of our dissolution, liquidation or winding up, and after any payment or distribution has been made on any of our other classes or series of stock ranking prior to our common stock upon liquidation, the holders of the outstanding shares of our common stock will be entitled to receive out of our assets available for distribution to stockholders, before any payment or distribution is made on any of our other classes or series of stock ranking junior to common stock upon liquidation, the amount of $0.21 per share, plus a sum equal to all dividends declared but unpaid on their shares to the date of final distribution. The holders of the outstanding shares of any class or series of our stock ranking prior to, on a parity with or junior to our common stock upon liquidation will also receive out of those assets payment of any corresponding preferential amount to which the holders of that stock may, by the terms thereof, be entitled. No stock with that corresponding right currently exists. The remaining balance of any of our assets available for distribution to stockholders upon a dissolution, liquidation or winding up will be distributed to the holders of our outstanding common stock in the aggregate. The twenty-four outstanding classes of our preferred stock have an aggregate liquidation preference of $14.1 billion plus any then-current dividends, which would have priority over our common stock upon liquidation. We are authorized to issue an unlimited amount of preferred stock.

Neither the sale of all or substantially all of our property or business, nor our merger, consolidation or combination into or with any other corporation or entity, will be deemed to be a dissolution, liquidation or winding up for the purpose of these provisions on liquidation rights.

Additional Classes or Series of Stock

We have the right to create and issue additional classes or series of stock ranking prior to, on a parity with, or junior to our common stock, as to dividends, liquidation or otherwise, without the consent of holders of our common stock.

Amendments

Without the consent of the holders of our common stock, we have the right to amend, alter, supplement or repeal any terms of our common stock to cure any ambiguity, to correct or supplement any term that may be defective or inconsistent with any other term or to make any other provisions so long as such action does not materially and adversely affect the interests of the holders of our common stock. Otherwise, the terms of our common stock may be amended, altered, supplemented or repealed only with the consent of the holders of at least two-thirds of the outstanding shares of our common stock. The creation of additional classes and series of stock whether ranking prior to, on a parity with or junior to our common stock, or a split or reverse split of our common stock (including an attendant adjustment to its par value), does not require any consent. As a consequence, the rights of holders of our common stock could be adversely affected by the creation of additional classes or series of stock. See “ — Dividends” and “ — Liquidation Rights” regarding the rights of holders as to dividends and upon liquidation. On matters requiring their consent, holders of our common stock are entitled to one vote per share.

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Consistent with Virginia law, our bylaws, which are attached to this Registration Statement as Exhibit 3.2, provide for mandatory indemnification for any officer or director who is a party to any proceeding, including a derivative action or action brought by us, by reason of the fact that he or she is or was one of our officers or directors, except that indemnification would not be available in the case of willful misconduct, knowing violation of criminal law, or improper personal benefit. Our bylaws provide that no director or officer shall be liable to us or our stockholders for monetary damages, except that this provision shall not apply if the director or officer engaged in willful misconduct, a transaction from which the director or officer derived an improper personal benefit, or a knowing violation of the criminal law or of any

251	Freddie Mac

Federal or state securities laws. In addition, we have entered into indemnification agreements with outside directors who joined the board of directors prior to 2004, a form of which is attached to this Registration Statement as Exhibit 10.60.

Our officers and directors are protected by liability insurance from liability that cannot be reimbursed under our bylaws or in the event we become financially unable to honor our indemnification agreements. Our directors’ and officers’ liability insurance covers claims brought against officers and directors solely by reason of their status as officers or directors from a breach of duty, neglect, error, omission, misstatement and misleading statements. The policy contains standard policy exclusions, including for losses arising from criminal or deliberately fraudulent acts.

If a person covered by the policy can be indemnified by us, the policy coverage will be available to reimburse us, up to the coverage limits and subject to the retention of the policy, only after we have indemnified that person.

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ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

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AUDITED CONSOLIDATED FINANCIAL STATEMENTS AND ACCOMPANYING NOTES

254	Freddie Mac

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Freddie Mac:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows, and of stockholders’ equity present fairly, in all material respects, the financial position of Freddie Mac, a stockholder-owned government-sponsored enterprise and its subsidiaries (the “company”) at December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

We have also audited in accordance with the standards of the Public Company Accounting Oversight Board (United States), the supplemental consolidated fair value balance sheets of the company as of December 31, 2007 and 2006. As described in “NOTE 16: FAIR VALUE DISCLOSURES,” the supplemental consolidated fair value balance sheets have been prepared by management to present relevant financial information that is not provided by the historical-cost consolidated balance sheets and is not intended to be a presentation in conformity with accounting principles generally accepted in the United States of America. In addition, the supplemental consolidated fair value balance sheets do not purport to present the net realizable, liquidation, or market value of the company as a whole. Furthermore, amounts ultimately realized by the company from the disposal of assets or amounts required to settle obligations may vary significantly from the fair values presented. In our opinion, the supplemental consolidated fair value balance sheets referred to above present fairly, in all material respects, the information set forth therein as described in “NOTE 16: FAIR VALUE DISCLOSURES.”

As discussed in “NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES,” the company elected to offset amounts related to certain derivative contracts as of October 1, 2007, changed its method of accounting for uncertainty in income taxes as of January 1, 2007, elected to measure newly acquired interests in securitized financial assets that contain embedded derivatives at fair value as of January 1, 2007, changed its method of accounting for defined benefit plans as of December 31, 2006, changed its method for determining gains and losses on sales of certain guaranteed securities as of October 1, 2005, and changed its method of accounting for interest expense related to callable debt instruments as of January 1, 2005.

As discussed in “NOTE 20: CHANGES IN ACCOUNTING PRINCIPLES,” the company changed the manner in which it accounts for the guarantee obligation as of December 31, 2007.

McLean, Virginia
February 27, 2008

255	Freddie Mac

FREDDIE MAC
CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31,
		Adjusted
	2007	2006	2005
	(dollars in millions, except share-related amounts)

Interest income
Mortgage loans	$4,449	$4,152	$4,010
Mortgage-related securities	34,893	33,850	28,968
Cash and investments	3,568	4,262	2,606

Total interest income	42,910	42,264	35,584
Interest expense
Short-term debt	(8,916)	(8,665)	(6,102)
Long-term debt	(29,148)	(28,218)	(23,246)

Total interest expense on debt securities	(38,064)	(36,883)	(29,348)
Due to Participation Certificate investors	(418)	(387)	(551)

Total interest expense	(38,482)	(37,270)	(29,899)
Expense related to derivatives	(1,329)	(1,582)	(1,058)

Net interest income	3,099	3,412	4,627

Non-interest income
Management and guarantee income (includes interest on guarantee asset of $549, $580 and $450, respectively)	2,635	2,393	2,076
Gains (losses) on guarantee asset	(1,484)	(978)	(1,409)
Income on guarantee obligation	1,905	1,519	1,428
Derivative gains (losses)	(1,904)	(1,173)	(1,321)
Gains (losses) on investment activity	294	(473)	(97)
Gains on debt retirement	345	466	206
Recoveries on loans impaired upon purchase	505	—	—
Foreign-currency gains (losses), net	(2,348)	96	(6)
Other income	246	236	126

Non-interest income	194	2,086	1,003

Non-interest expense
Salaries and employee benefits	(896)	(830)	(805)
Professional services	(443)	(460)	(386)
Occupancy expense	(64)	(61)	(58)
Other administrative expenses	(271)	(290)	(286)

Total administrative expenses	(1,674)	(1,641)	(1,535)
Provision for credit losses	(2,854)	(296)	(307)
Real estate owned operations expense	(206)	(60)	(40)
Losses on certain credit guarantees	(1,988)	(406)	(272)
Losses on loans purchased	(1,865)	(148)	—
Low-income housing tax credit partnerships	(469)	(407)	(320)
Minority interests in earnings of consolidated subsidiaries	8	(58)	(96)
Other expenses	(222)	(200)	(530)

Non-interest expense	(9,270)	(3,216)	(3,100)

Income (loss) before income tax (expense) benefit and cumulative effect of change in accounting principle	(5,977)	2,282	2,530
Income tax (expense) benefit	2,883	45	(358)

Net income (loss) before cumulative effect of change in accounting principle	(3,094)	2,327	2,172
Cumulative effect of change in accounting principle, net of tax benefit of $—, $— and $32, respectively	—	—	(59)

Net income (loss)	$(3,094)	$2,327	$2,113

Preferred stock dividends and issuance costs on redeemed preferred stock (including $6, $— and $— of issuance costs on redeemed preferred stock, respectively)	(404)	(270)	(223)
Amount allocated to participating security option holders	(5)	(6)	—

Net income (loss) available to common stockholders	$(3,503)	$2,051	$1,890

Basic earnings (loss) per common share:
Earnings (loss) before cumulative effect of change in accounting principle	$(5.37)	$3.01	$2.82
Cumulative effect of change in accounting principle, net of taxes	—	—	(0.09)

Basic earnings (loss) per common share	$(5.37)	$3.01	$2.73

Diluted earnings (loss) per common share:
Earnings (loss) before cumulative effect of change in accounting principle	$(5.37)	$3.00	$2.81
Cumulative effect of change in accounting principle, net of taxes	—	—	(0.08)

Diluted earnings (loss) per common share	$(5.37)	$3.00	$2.73

Weighted average common shares outstanding (in thousands)
Basic	651,881	680,856	691,582
Diluted	651,881	682,664	693,511
Dividends per common share	$1.75	$1.91	$1.52

The accompanying notes are an integral part of these financial statements.

256	Freddie Mac

FREDDIE MAC
CONSOLIDATED BALANCE SHEETS

	December 31,
		Adjusted
	2007	2006
	(in millions, except share-related amounts)

Assets
Retained portfolio
Mortgage loans:
Held-for-investment, at amortized cost (net of allowance for loan losses of $256 and $69, respectively)	$76,347	$63,697
Held-for-sale, at lower-of-cost-or-market	3,685	1,908

Mortgage loans, net	80,032	65,605
Mortgage-related securities:
Available-for-sale, at fair value (includes $17,010 and $20,463, respectively, pledged as collateral that may be repledged)	615,665	626,731
Trading, at fair value	14,089	7,597

Total mortgage-related securities	629,754	634,328

Retained portfolio	709,786	699,933

Cash and investments
Cash and cash equivalents	8,574	11,359
Investments:
Non-mortgage-related securities:
Available-for-sale, at fair value	35,101	45,586
Securities purchased under agreements to resell and federal funds sold	6,562	23,028

Cash and investments	50,237	79,973

Accounts and other receivables, net	5,003	5,073
Derivative assets, net	827	665
Guarantee asset, at fair value	9,591	7,389
Real estate owned, net	1,736	743
Deferred tax asset	10,304	4,346
Other assets	6,884	6,788

Total assets	$794,368	$804,910

Liabilities and stockholders’ equity
Debt securities, net
Senior debt:
Due within one year	$295,921	$285,264
Due after one year	438,147	452,677
Subordinated debt, due after one year	4,489	6,400

Total debt securities, net	738,557	744,341

Due to Participation Certificate investors	—	11,123
Accrued interest payable	7,864	8,307
Guarantee obligation	13,712	9,482
Derivative liabilities, net	582	165
Reserve for guarantee losses on Participation Certificates	2,566	550
Other liabilities	4,187	3,512

Total liabilities	767,468	777,480

Commitments and contingencies (Notes 1, 2, 3, 12 and 13)
Minority interests in consolidated subsidiaries	176	516
Stockholders’ equity
Preferred stock, at redemption value	14,109	6,109
Common stock, $0.21 par value, 806,000,000 and 726,000,000 shares authorized, respectively, 725,863,886 shares issued and 646,266,701 and 661,254,178 shares outstanding, respectively	152	152
Additional paid-in capital	871	962
Retained earnings	26,909	31,372
Accumulated other comprehensive income (loss), or AOCI, net of taxes, related to:
Available-for-sale securities	(7,040)	(3,332)
Cash flow hedge relationships	(4,059)	(5,032)
Defined benefit plans	(44)	(87)

Total AOCI, net of taxes	(11,143)	(8,451)
Treasury stock, at cost, 79,597,185 shares and 64,609,708 shares, respectively	(4,174)	(3,230)

Total stockholders’ equity	26,724	26,914

Total liabilities and stockholders’ equity	$794,368	$804,910

The accompanying notes are an integral part of these financial statements.

257	Freddie Mac

FREDDIE MAC
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Year Ended December 31,
			Adjusted
	2007		2006		2005
	Shares	Amount	Shares	Amount	Shares	Amount
	(in millions)

Preferred stock, at redemption value
Balance, beginning of year	132	$6,109	92	$4,609	92	$4,609
Preferred stock issuances	344	8,600	40	1,500	—	—
Preferred stock redemptions	(12)	(600)	—	—	—	—

Preferred stock, end of year	464	14,109	132	6,109	92	4,609

Common stock, par value
Balance, beginning of year	726	152	726	152	726	152

Common stock, end of year	726	152	726	152	726	152

Additional paid-in capital
Balance, beginning of year		962		924		873
Stock-based compensation		81		60		67
Income tax benefit from stock-based compensation		—		9		6
Preferred stock issuance costs		(116)		(15)		—
Common stock issuances		(42)		(15)		(13)
Real Estate Investment Trust, or REIT, preferred stock repurchase		(14)		(1)		(9)

Additional paid-in capital, end of year		871		962		924

Retained earnings
Balance, beginning of year, as previously reported						30,728
Beginning balance adjustments, net of taxes						(904)

Balance, beginning of year, as adjusted before cumulative effect of change in accounting principle		31,372		30,638		29,824
Cumulative effect of change in accounting principle, net of taxes		181		(13)		—

Balance, beginning of year, as adjusted		31,553		30,625		29,824
Net income (loss)		(3,094)		2,327		2,113
Preferred stock dividends declared		(398)		(270)		(223)
Common stock dividends declared		(1,152)		(1,310)		(1,076)

Retained earnings, end of year		26,909		31,372		30,638

AOCI, net of taxes
Balance, beginning of year, as previously reported						(3,593)
Beginning balance adjustments, net of taxes						(587)

Balance, beginning of year, as adjusted before cumulative effect of change in accounting principle		(8,451)		(9,352)		(4,180)
Changes in unrealized gains (losses) related to available-for-sale securities, net of reclassification adjustments		(3,708)		(267)		(6,816)
Changes in unrealized gains (losses) related to cash flow hedge relationships, net of reclassification adjustments		973		1,254		1,637
Changes in defined benefit plans		43		(2)		7

Change in other comprehensive income, net of taxes, net of reclassification adjustments		(2,692)		985		(5,172)
Adjustment to initially apply Statement of Financial Accounting Standard, or SFAS, No. 158, net of tax		—		(84)		—

AOCI, net of taxes, end of year		(11,143)		(8,451)		(9,352)

Treasury stock, at cost
Balance, beginning of year	65	(3,230)	33	(1,280)	35	(1,353)
Common stock issuances	(1)	56	(1)	50	(2)	73
Common stock repurchases	16	(1,000)	33	(2,000)	—	—

Treasury stock, end of year	80	(4,174)	65	(3,230)	33	(1,280)

Total stockholders’ equity		$26,724		$26,914		$25,691

Comprehensive income (loss)
Net income (loss)		$(3,094)		$2,327		$2,113
Changes in other comprehensive income, net of taxes, net of reclassification adjustments		(2,692)		985		(5,172)

Total comprehensive income (loss)		$(5,786)		$3,312		$(3,059)

The accompanying notes are an integral part of these financial statements.

258	Freddie Mac

FREDDIE MAC
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
		Adjusted
	2007	2006	2005
	(in millions)
Cash flows from operating activities
Net income (loss)	$(3,094)	$2,327	$2,113
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Cumulative effect of change in accounting principle, net	—	—	59
Hedge accounting gains	—	(2)	(22)
Derivative losses	2,231	1,262	977
Asset related amortization — premiums, discounts and basis adjustments	(91)	128	871
Debt related amortization — premiums and discounts on certain debt securities and basis adjustments	10,894	11,176	9,149
Net discounts paid on retirements of debt	(8,405)	(7,429)	(5,206)
Gains on debt retirement	(345)	(466)	(206)
Provision for credit losses	2,854	296	311
Low-income housing tax credit partnerships	469	407	320
Losses on loans purchased	1,865	148	—
(Gains) losses on investment activity	(305)	538	267
Foreign-currency (gains) losses, net	2,348	(96)	6
Deferred income taxes	(3,943)	(1,012)	(1,462)
Purchases of held-for-sale mortgages	(21,678)	(18,352)	(26,763)
Sales of held-for-sale mortgages	19,545	18,710	23,669
Repayments of held-for-sale mortgages	138	104	118
Due to PCs and Structured Securities Trust	946	—	—
Change in trading securities	(1,922)	1,085	2,594
Change in accounts and other receivables, net	(711)	(763)	28
Change in amounts due to Participation Certificate investors, net	(10,624)	302	(3,121)
Change in accrued interest payable	(263)	718	331
Change in income taxes payable	134	(282)	607
Change in guarantee asset, at fair value	(2,203)	(1,125)	(726)
Change in guarantee obligation	4,245	1,536	1,779
Other, net	565	(473)	449

Net cash provided by (used for) operating activities	(7,350)	8,737	6,142

Cash flows from investing activities
Purchases of available-for-sale securities	(319,213)	(386,407)	(414,062)
Proceeds from sales of available-for-sale securities	109,973	86,737	95,029
Proceeds from maturities of available-for-sale securities	219,047	305,329	249,875
Purchases of held-for-investment mortgages	(25,059)	(15,382)	(12,826)
Repayments of held-for-investment mortgages	9,177	10,466	11,893
Proceeds from mortgage insurance and sales of real estate owned	1,798	1,486	1,679
Net (increase) decrease in securities purchased under agreements to resell and Federal funds sold	16,466	(7,869)	17,038
Derivative premiums and terminations and swap collateral, net	(2,484)	910	(6,859)
Investments in low-income housing tax credit partnerships	(158)	(161)	(127)

Net cash provided by (used for) investing activities	9,547	(4,891)	(58,360)

Cash flows from financing activities
Proceeds from issuance of short-term debt	1,016,933	750,201	857,364
Repayments of short-term debt	(986,489)	(767,427)	(854,665)
Proceeds from issuance of long-term debt	183,161	177,361	153,504
Repayments of long-term debt	(222,541)	(159,204)	(125,959)
Repayments of minority interest in consolidated subsidiaries	—	(468)	(435)
Repurchase of Real Estate Investment Trust preferred stock	(320)	(27)	(142)
Proceeds from the issuance of preferred stock	8,484	1,485	—
Redemption of preferred stock	(600)	—	—
Proceeds from issuance of common stock	14	36	59
Repurchases of common stock	(1,000)	(2,000)	—
Payment of cash dividends on preferred stock and common stock	(1,553)	(1,579)	(1,299)
Excess tax benefits associated with stock-based awards	5	14	—
Payments of low-income housing tax credit partnerships notes payable	(1,068)	(1,382)	(940)
Increase (decrease) in cash overdraft	(8)	35	(54)

Net cash provided by (used for) financing activities	(4,982)	(2,955)	27,433

Net increase (decrease) in cash and cash equivalents	(2,785)	891	(24,785)
Cash and cash equivalents at beginning of year	11,359	10,468	35,253

Cash and cash equivalents at end of year	$8,574	$11,359	$10,468

Supplemental cash flow information
Cash paid (received) for:
Debt interest	$37,473	$33,973	$27,186
Swap collateral interest	445	479	322
Derivative interest carry, net	(1,070)	325	(590)
Income taxes	927	1,250	1,212
Non-cash investing and financing activities:
Held-for-sale mortgages securitized and retained as available-for-sale securities	169	13	175
Transfers from mortgage loans to real estate owned	3,130	1,603	1,517
Investments in low-income housing tax credit partnerships financed by notes payable	286	324	1,095
Transfers from held-for-sale mortgages to held-for-investment mortgages	41	123	291
Transfers from held-for-investment mortgages to held-for-sale mortgages	—	950	—
Transfers from retained portfolio Participation Certificates to held-for-investment mortgages	2,229	1,304	1,354

The accompanying notes are an integral part of these financial statements.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

We are a stockholder-owned government-sponsored enterprise, or GSE, established by Congress in 1970 to provide a continuous flow of funds for residential mortgages. Our obligations are ours alone and are not insured or guaranteed by the U.S. government, or any other agency or instrumentality of the U.S. We play a fundamental role in the U.S. housing finance system, linking the domestic mortgage market and the global capital markets. Our participation in the secondary mortgage market includes providing our credit guarantee for residential mortgages originated by mortgage lenders and investing in mortgage loans and mortgage-related securities that we hold in our retained portfolio. Through our credit guarantee activities, we securitize mortgage loans by issuing Mortgage Participation Certificates, or PCs, to third-party investors. We also resecuritize mortgage-related securities that are issued by us or the Government National Mortgage Association, or Ginnie Mae, as well as non-agency entities. We also guarantee multifamily mortgage loans that support housing revenue bonds issued by third parties and we guarantee other mortgage loans held by third parties. Securitized mortgage-related assets that back PCs and Structured Securities that are held by third parties are not reflected as our assets. We may earn management and guarantee fees for providing our guarantee and performing management activities (such as ongoing trustee services, administration of pass-through amounts, paying agent services, tax reporting and other required services) with respect to issued PCs and Structured Securities. Our management activities are essential to and inseparable from our guarantee activities. We do not provide or charge for the activities separately. The management and guarantee fee is paid to us over the life of the related PCs and Structured Securities and reflected in earnings as management and guarantee income as accrued.

Our financial reporting and accounting policies conform to U.S. generally accepted accounting principles, or GAAP. Effective December 31, 2007, we retrospectively applied certain changes to our accounting methods to other allowable methods considered preferable under GAAP. Our current accounting policies are described below; see “NOTE 20: CHANGES IN ACCOUNTING PRINCIPLES” to these consolidated financial statements for additional information. Certain amounts in prior periods have been reclassified to conform to the current presentation. We evaluate the materiality of identified errors in the financial statements using both an income statement, or “rollover,” and a balance sheet, or “iron-curtain,” approach, based on relevant quantitative and qualitative factors. Our approach is consistent with the Securities and Exchange Commission’s Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements,” or SAB 108, which is effective for the years ended December 31, 2007 and 2006.

Estimates

The preparation of financial statements requires us to make estimates and assumptions that affect (a) the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and (b) the reported amounts of revenues and expenses and gains and losses during the reporting period. Actual results could differ from those estimates.

Our estimates and judgments include, but are not limited to the following:

•	estimating fair value for financial instruments (See “NOTE 16: FAIR VALUE DISCLOSURES” to these consolidated financial statements for a discussion of our fair value estimates);

•	estimating the expected amounts of forecasted issuances of debt;

•	establishing the allowance for loan losses on loans held-for-investment and the reserve for guarantee losses on PCs;

•	applying the static effective yield method of amortizing our guarantee obligation into earnings based on forecasted unpaid principal balances, which requires adjustment when significant changes in economic events cause a shift in the pattern of our economic release from risk;

•	applying the effective interest method, which requires estimates of the expected future amounts of prepayments of mortgage-related assets; and

•	assessing when impairments should be recognized on investments in securities.

Consolidation and Equity Method of Accounting

The consolidated financial statements include our accounts and those of our subsidiaries. The equity and net earnings attributable to the minority shareholder interests in our consolidated subsidiaries are reported separately on our consolidated balance sheets as minority interests in consolidated subsidiaries and in the consolidated statements of income as minority interests in earnings of consolidated subsidiaries. All material intercompany transactions have been eliminated in consolidation.

For each entity with which we are involved, we determine whether the entity should be considered a subsidiary and thus consolidated in our financial statements. These subsidiaries include entities in which we hold more than 50% of the voting

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rights or over which we have the ability to exercise control. Accordingly, we consolidate our two majority-owned REITs, Home Ownership Funding Corporation and Home Ownership Funding Corporation II.

The other subsidiaries consisted of variable interest entities, or VIEs, in which we are the primary beneficiary.

A VIE is an entity (a) that has a total equity investment at risk that is not sufficient to finance its activities without additional subordinated financial support provided by any parties or (b) where the group of equity holders does not have (i) the ability to make significant decisions about the entity’s activities, (ii) the obligation to absorb the entity’s expected losses or (iii) the right to receive the entity’s expected residual returns. We are considered the primary beneficiary of a VIE and thus consolidate the VIE when we absorb a majority of its expected losses, receive a majority of its expected residual returns (unless another enterprise receives this majority), or both. We determine if we are the primary beneficiary when we become involved in the VIE. If we are the primary beneficiary, we reconsider this decision when we sell or otherwise dispose of all or part of our variable interests to unrelated parties or if the VIE issues new variable interests to parties other than us or our related parties. Conversely, if we are not the primary beneficiary, we reconsider this decision when we acquire additional variable interests in these entities. See “NOTE 3: VARIABLE INTEREST ENTITIES” to these consolidated financial statements for more information. We regularly invest as a limited partner in qualified low-income housing tax credit, or LIHTC, partnerships that are eligible for federal tax credits and that mostly are VIEs. We are the primary beneficiary for certain of these LIHTC partnerships.

We use the equity method of accounting for entities over which we have the ability to exercise significant influence, but not control, such as (a) entities that are not VIEs and (b) VIEs in which we have variable interests but are not the primary beneficiary. We report our recorded investment as part of other assets on our consolidated balance sheets and recognize our share of the entity’s net income or losses in the consolidated statements of income as non-interest income (loss), with an offset to the recorded investment. Our share of losses is recognized only until the recorded investment is reduced to zero, unless we have guaranteed the obligations of or otherwise committed to provide further financial support to these entities. We periodically review these investments for impairment and adjust them to fair value when a decline in market value below the recorded investment is deemed to be other-than-temporary.

In applying the equity method of accounting to the LIHTC partnerships where we are not the primary beneficiaries, our obligations to make delayed equity contributions that are unconditional and legally binding are recorded at their present value in other liabilities on the consolidated balance sheets. In addition, to the extent our recorded investment in qualified LIHTC partnerships differs from the book basis reflected at the partnership level, the difference is amortized over the life of the tax credits and included in our share of earnings (losses) from housing tax credit partnerships. Any impairment losses under the equity method for these LIHTC partnerships are included in our consolidated statements of income as part of non-interest expense — low-income housing tax credit partnerships.

Cash and Cash Equivalents and Statements of Cash Flows

Highly liquid investment securities that have an original maturity of three months or less and are used for cash management purposes are accounted for as cash equivalents. In addition, cash collateral we obtained from counterparties to derivative contracts where we are in a net unrealized gain position is recorded as cash and cash equivalents. The vast majority of the cash and cash equivalents balance is interest-bearing in nature.

In the consolidated statements of cash flows, cash flows related to the acquisition and termination of derivatives other than forward commitments were generally classified in investing activities, without regard to whether the derivatives are designated as a hedge of another item. Cash flows from commitments accounted for as derivatives that result in the acquisition or sale of mortgage securities or mortgage loans are classified in either: (a) operating activities for trading securities or mortgage loans classified as held-for-sale, or (b) investing activities for available-for-sale securities or mortgage loans classified as held-for-investment. Cash flows related to purchases of mortgage loans held-for-sale are classified in operating activities. When mortgage loans held-for-sale are sold or securitized, proceeds from sale or securitization and any related gain or loss are classified in operating activities. All cash inflows associated with retained PCs that are classified as available-for-sale (i.e., payments, maturities, and proceeds from sales) are classified as investing activities. Cash flows related to management and guarantee fees, including buy-up and buy-down payments, are classified as operating activities, along with the cash flows related to the collection and distribution of payments on the mortgage loans underlying PCs. Buy-up and buy-down payments are discussed further below in “Guarantee Activities through Issuances of PCs and Structured Securities — Swap-Based Exchanges — Cash Payments at Inception.”

Guarantee Activities through Issuances of PCs and Structured Securities

Swap-Based Exchanges

Overview — We issue PCs and Structured Securities through various swap-based exchanges significantly more often than through cash-based exchanges. Guarantor swaps are transactions where financial institutions exchange mortgage loans for PCs backed by these mortgage loans. Multilender swaps are similar to guarantor swaps, except that formed pools include

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loans that are contributed by more than one other party or by us. We also issue and transfer Structured Securities to third parties in exchange for PCs and non-Freddie Mac mortgage-related securities.

Guarantee Asset — In return for providing our guarantee, we may earn a management and guarantee fee that is paid to us over the life of an issued PC, representing a portion of the interest collected on the underlying loans. We recognize the fair value of our contractual right to receive management and guarantee fees as a guarantee asset at the inception of an executed guarantee. We recognize a guarantee asset only when an explicit management and guarantee fee is charged. To estimate the fair value of most of our guarantee asset, we obtain dealer quotes on proxy securities with collateral similar to aggregated characteristics of our portfolio. Otherwise, we use an expected cash flow approach including only those cash flows expected to result from our contractual right to receive management and guarantee fees, with market input assumptions extracted from the dealer quotes provided on the more liquid products, reduced by an estimated liquidity discount. See “NOTE 2: FINANCIAL GUARANTEES AND TRANSFERS OF SECURITIZED INTERESTS IN MORTGAGE-RELATED ASSETS” to these consolidated financial statements for more information on how we determine the fair value of our guarantee asset.

Subsequently, we account for a guarantee asset like a debt instrument classified as trading under SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” or SFAS 115. As such, we measure the guarantee asset at fair value with changes in the fair value reflected in earnings as gains (losses) on guarantee asset. Cash collections of our contractual management and guarantee fee reduce the value of the guarantee asset and are reflected in earnings as management and guarantee income.

Guarantee Obligation — At inception of an executed guarantee, we recognize a guarantee obligation at the fair value of our non-contingent obligation to stand ready to perform under the terms of our guarantee. Our approach for estimating the initial fair value of the guarantee obligation makes use of third-party market data as practicable and is further described in “NOTE 2: FINANCIAL GUARANTEES AND TRANSFERS OF SECURITIZED INTERESTS IN MORTGAGE-RELATED ASSETS” to these consolidated financial statements. The guarantee obligation is reduced by the fair value of any primary loan-level mortgage insurance (which is described below under Credit Enhancements) that we receive.

Subsequently, we amortize our guarantee obligation into earnings as income on guarantee obligation using a static effective yield method. The static effective yield is calculated and fixed at inception of the guarantee based on forecasted unpaid principal balances. The static effective yield is subsequently evaluated and adjusted when significant changes in economic events cause a shift in the pattern of our economic release from risk (hereafter referred to as the loss curve). We have established triggers that identify significant shifts in the loss curve, which include increases or decreases in prepayment speeds, and increases or decreases in home price appreciation/depreciation. These triggers are based on objective measures (i.e., defined percentages which are designed to identify symmetrical shifts in the loss curve) applied consistently period to period. When a trigger is met, a cumulative catch-up adjustment is recognized to true up the cumulative amortization to the amount that would have been recognized had the shift in the loss curve been included in the original effective yield calculation. The new effective yield is applied prospectively based on the revised cash flow forecast and can subsequently change when a trigger is met indicating a significant shift in the loss curve. The resulting recorded amortization reflects our economic release from risk under changing economic scenarios.

See “NOTE 20: CHANGES IN ACCOUNTING PRINCIPLES” to these consolidated financial statements for further information regarding our guarantee obligation.

Credit Enhancements — As additional consideration, we may receive the following types of seller-provided credit enhancements related to the underlying mortgage loans. These credit enhancements are initially measured at fair value and recognized as follows: (a) pool insurance is recognized as an other asset; (b) recourse and/or indemnifications that are provided by counterparties to guarantor swap transactions are recognized as an other asset; and (c) primary loan-level mortgage insurance is recognized at inception as a component of the recognized guarantee obligation. The fair value of the credit enhancements is estimated using an expected cash flow approach intended to reflect the estimated amount that a third party would be willing to pay for the contracts. Recognized credit enhancement assets are subsequently amortized into earnings as other non-interest expense under the static effective yield method in the same manner as our guarantee obligation. Recurring insurance premiums are recorded at the amount paid and amortized over their contractual life.

Reserve for Guarantee Losses on Participation Certificates — When appropriate, we recognize a contingent obligation to make payments under our guarantee. See “Allowance for Loan Losses and Reserve for Guarantee Losses” below for information on our contingent obligation, when it is recognized, and how it is initially and subsequently measured.

Deferred Guarantee Income or Losses on Certain Credit Guarantees — Because the recognized assets (the guarantee asset and any credit enhancement-related assets) and the recognized liability (the guarantee obligation) are valued independently of each other, net differences between these recognized assets and liability may exist at inception. If the amounts of the recognized assets exceed the recognized liability, the excess is deferred on our consolidated balance sheets as a component of guarantee obligation and referred to as deferred guarantee income, and is subsequently amortized into

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earnings as income on guarantee obligation using a static effective yield method consistent with the amortization of our guarantee obligation. If the amount of the recognized liability exceeds the recognized assets, the excess is expensed immediately to earnings as a component of non-interest expense — losses on certain credit guarantees.

Cash Payments at Inception — When we issue PCs, we often exchange buy-up and buy-down fees with the counterparties to the exchange, so that the mortgage loan pools can fit into PC coupon increments. PCs are issued in 50 basis point coupon increments, whereas the mortgage loans that underlie the PCs are issued in 12.5 basis point coupon increments. Buy-ups are upfront cash payments made by us to increase the management and guarantee fee we will receive over the life of an issued PC, and buy-downs are upfront cash payments made to us to decrease the management and guarantee fee we receive over the life of an issued PC. The following illustrates how buy-ups and buy-downs impact the management and guarantee fees.

Buy-Up Example		Buy-Down Example

Mortgage loan pool weighted average coupon	6.625%	Mortgage loan pool weighted average coupon	6.375%
Loan servicing fee	(.250)%	Loan servicing fee	(.250)%
Stated management and guarantee fee	(.200)%	Stated management and guarantee fee	(.200)%
Buy-up (increasing the stated fee)	(.175)%	Buy-down (decreasing the stated fee)	.075%

PC coupon	6.00%	PC coupon	6.00%

Buy-up and buy-down payments are based on the buy-up or buy-down spread applied to rates negotiated with our customers, and do not alter the negotiated guarantee fee.

We may also receive upfront, cash-based payments as additional compensation for our guarantee of mortgage loans, referred to as credit or delivery fees. These fees are charged to compensate us for any additional credit risk not contemplated in the management and guarantee fee initially negotiated with customers.

Cash payments that are made or received at inception of a swap-based exchange (which primarily relate to buy-downs or credit or delivery fees) are recognized as an increase in the deferred guarantee income or a reduction in the loss on certain credit guarantees, as applicable. Conversely, cash payments that are made at inception (which primarily relate to buy-ups) are recognized as a reduction in deferred guarantee income or an increase in the loss on certain guarantees, as applicable.

Multilender Swaps — We account for a portion of PCs that we issue through our multilender swap program in the same manner as transfers that are accounted for as cash-based sales transactions (which are described below) if we contribute collateral. The accounting for the remaining portion of such PC issuances is consistent with the accounting for PCs issued through a guarantor swap.

Structured Securities — For Structured Securities that we issue to third parties in exchange for PCs, we receive a transaction fee (measured at the amount received), but we generally do not recognize any incremental guarantee asset or guarantee obligation because the underlying collateral is a guaranteed PC; therefore, there is no incremental guarantee asset or obligation to record. Rather, we defer and amortize into earnings as other non-interest income on a straight-line basis that portion of the transaction fee that we receive equal to the estimated fair value of our future administrative responsibilities for issued Structured Securities. These responsibilities include ongoing trustee services, administration of pass-through amounts, paying agent services, tax reporting and other required services. We estimate the fair value of these future responsibilities based on quotations from third-party vendors who perform each type of service and, where quotations are not available, based on our estimates of what those vendors would charge.

The remaining portion of the transaction fee relates to compensation earned in connection with structuring-related services we rendered to third parties and is allocated to the Structured Securities we retain, if any, and the Structured Securities acquired by third parties, based on the relative fair value of the Structured Securities. The fee allocated to any Structured Securities we retain is deferred as a carrying value adjustment of retained Structured Securities and is amortized using the effective interest method over the estimated lives of the Structured Securities. The fee allocated to the Structured Securities acquired by third parties is recognized immediately in earnings as other non-interest income.

Structured Transactions — Structured Securities that we issue to third parties in exchange for non-Freddie Mac mortgage-related securities are referred to as Structured Transactions. We recognize a guarantee asset, to the extent a management and guarantee fee is charged, and we recognize our guarantee obligation at fair value. We do not receive transaction fees for these transactions.

Cash-Based Sales Transactions

Sometimes we issue PCs and Structured Securities through cash-based sales transactions. Cash-based sales involve the transfer of loans or PCs that we hold into PCs or Structured Securities. Upon completion of a transfer of loans or PCs that qualifies as a sale under SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities, a replacement of FASB Statement No. 125,” or SFAS 140, we de-recognize all assets sold and recognize all assets obtained and liabilities incurred.

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We continue to carry on our consolidated balance sheets any retained interests in securitized financial assets. Such retained interests may include our right to receive management and guarantee fees on PCs or Structured Transactions, which is classified on our consolidated balance sheets as a guarantee asset. The carrying amount of all such retained interests is determined by allocating the previous carrying amount of the transferred assets between assets sold and the retained interests based upon their relative fair values at the date of transfer. Other retained interests include PCs or Structured Securities that are not transferred to third parties upon the completion of a securitization or resecuritization transaction.

Upon sale, we recognize a guarantee obligation at the fair value of our non-contingent obligation to stand ready to perform under the terms of our guarantee. The resulting gain (loss) on sale of transferred PCs and Structured Securities is reflected in our consolidated statements of income as a component of gains (losses) on investment activity.

Freddie Mac PCs and Structured Securities included in Mortgage-Related Securities

When we own Freddie Mac PCs or Structured Securities, we do not derecognize any components of the guarantee asset, guarantee obligation, reserve for guarantee losses, or any other outstanding recorded amounts associated with the guarantee transaction because our contractual guarantee obligation to the unconsolidated securitization trust remains in force until the trust is liquidated, unless the trust is consolidated. We continue to account for the guarantee asset, guarantee obligation, and reserve for guarantee losses in the same manner as described above, and investments in Freddie Mac PCs and Structured Securities, as described in greater detail below. Whether we own the security or not, our guarantee obligation and related credit exposure does not change. Our valuation of these securities is consistent with the legal structure of the guarantee transaction, which includes the Freddie Mac guarantee to the securitization trust. As such, the fair value of Freddie Mac PCs and Structured Securities held by us includes the implicit value of the guarantee. See NOTE 16: FAIR VALUE DISCLOSURES, for disclosure of the fair values of our mortgage-related securities, guarantee asset, and guarantee obligation. Upon subsequent sale of a Freddie Mac PC or Structured Security, we continue to account for any outstanding recorded amounts associated with the guarantee transaction on the same basis as prior to the sale of the Freddie Mac PC or Structured Security, because the sale does not result in the retention of any new assets or the assumption of any new liabilities.

Due to Participation Certificate Investors

Beginning December 2007 we introduced separate legal entities, trusts, into our securities issuance process for the purpose of managing the receipt and payments of cash flow of our PCs and Structured Securities. In connection with the establishment of these trusts, we also established a separate custodial account in which cash remittances received on the underlying assets of our PCs and Structured Securities are deposited. These cash remittances include both scheduled and unscheduled principal and interest payments. The funds held in this account are segregated and are not commingled with our general operating funds. As securities administrator, we invest the cash held in the custodial account, pending distribution to our PC and Structured Securities holders, in short-term, risk-free investments and are entitled to trust management fees on the trust’s assets which was recorded as other non-interest income. The funds are maintained in this separate custodial account until they are due to the PC and Structured Securities holders on their respective security payment dates.

Prior to December 2007, we managed the timing differences that exist for cash receipts from servicers on assets underlying our PCs and Structured Securities and the subsequent pass through of those payments on PCs owned by third-party investors. In those cases, the PC balances were not reduced for payments of principal received from servicers in a given month until the first day of the next month and we did not release the cash received (principal and interest) to the PC investors until the fifteenth day of that next month. We generally invested the principal and interest amounts we received in short-term investments from the time the cash was received until the time we paid the PC investors. In addition, for unscheduled principal prepayments on loans underlying our PCs and Structured Securities, these timing differences resulted in expenses, since the related PCs continued to bear interest due to the PC investor at the PC coupon rate from the date of prepayment until the date the PC security balance is reduced, while no interest is received from the mortgage on that prepayment amount during that period. The expense recognized upon prepayment was reported in interest expense — due to Participation Certificate investors. We report PC coupon interest amounts relating to our investment in PCs consistent with the method used for PCs held by third party investors.

Mortgage Loans

Upon loan acquisition, we classify the loan as either held-for-sale or held-for-investment. Mortgage loans that we have the ability and intent to hold for the foreseeable future are classified as held-for-investment. Held-for-investment mortgage loans are reported at their outstanding unpaid principal balances, net of deferred fees and cost basis adjustments (including unamortized premiums and discounts). These deferred items are amortized into interest income over the estimated lives of the mortgages using the effective interest method. We use actual prepayment experience and estimates of future prepayments to determine the constant yield needed to apply the effective interest method. For purposes of estimating future prepayments, the mortgages are aggregated by similar characteristics such as origination date, coupon and maturity. We recognize interest on mortgage loans on an accrual basis, except when we believe the collection of principal or interest is not probable.

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Mortgage loans not classified as held-for-investment are classified as held-for-sale. Held-for-sale mortgages are reported at lower-of-cost-or-market, on a portfolio basis, with gains and losses reported in gains (losses) on investment activity. Premiums and discounts on loans classified as held-for-sale are not amortized during the period that such loans are classified as held-for-sale.

Allowance for Loan Losses and Reserve for Guarantee Losses

We maintain an allowance for loan losses on mortgage loans held-for-investment and a reserve for guarantee losses on PCs, collectively referred to as our loan loss reserves, to provide for credit losses when it is probable that a loss has been incurred. The held-for-investment loan portfolio is shown net of the allowance for loan losses on the consolidated balance sheets. The reserve for guarantee losses is a liability account on our consolidated balance sheets. Increases in loan loss reserves are reflected in earnings as the provision for credit losses, while decreases are reflected through charging-off such balances (net of recoveries) when realized losses are recorded or as a reduction in the provision for credit losses. For both single-family and multifamily mortgages where the original terms of the mortgage loan agreement are modified, resulting in a concession to the borrower experiencing financial difficulties, losses are recorded at the time of modification and the loans are subsequently accounted for as troubled debt restructurings, or TDRs.

We estimate credit losses related to homogeneous pools of single-family and multifamily loans in accordance with SFAS No. 5, “Accounting for Contingencies” or SFAS 5. In accordance with SFAS 5, we recognize credit losses when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. We also estimate credit losses in accordance with SFAS No. 114,“Accounting by Creditors for Impairment of a Loan” or SFAS 114. Loans evaluated under SFAS 114, include single-family loans and multifamily loans whose contractual terms have previously been modified due to credit concerns (including TDRs), certain multifamily loans with observable collateral deficiencies or that become 60 days past due for principal and interest. In accordance with SFAS 114, we consider all available evidence, such as the present value of discounted expected future cash flows, the fair value of collateral for collateral dependent loans, and third-party credit enhancements, when establishing the loan loss reserves. Determining the adequacy of the loan loss reserves is a complex process that is subject to numerous estimates and assumptions requiring significant judgment. Loans not deemed to be impaired under SFAS 114 are grouped with other loans that share common characteristics for evaluation under SFAS 5.

Single-Family Loan Portfolio

We estimate loan loss reserves on homogeneous pools of single-family loans using statistically based models that evaluate a variety of factors. The homogeneous pools of single-family mortgage loans are determined based on common underlying characteristics, including year of origination, loan-to-value ratio and geographic region. In determining the loan loss reserves for single-family loans at the balance sheet date, we evaluate factors including, but not limited to:

•	the year of loan origination;

•	geographic location;

•	actual and estimated amounts for loss severity trends for similar loans;

•	default experience;

•	expected ability to partially mitigate losses through a level of estimated successful loan modification or other alternatives to foreclosure;

•	expected proceeds from mortgage insurance contracts that are contractually attached to a loan or other credit enhancements that were entered into contemporaneous with and in contemplation of a guarantee or loan purchase transaction;

•	pre-foreclosure real estate taxes and insurance; and

•	estimated selling costs should the underlying property ultimately be sold.

Our credit loss reserves reflect our best estimates of incurred losses. Our reserve estimate includes projections related to strategic loss mitigation activities, including a higher rate of loan modifications for troubled borrowers, and projections of recoveries through repurchases by seller/servicers of defaulted loans due to failure to follow contractual underwriting requirements at the time of the loan origination. We apply estimated proceeds from primary mortgage insurance that is contractually attached to a loan and other credit enhancements entered into contemporaneous with and in contemplation of a guarantee or loan purchase transaction as a recovery of our recorded investment in a charged-off loan, up to the amount of loss recognized as a charge-off. Proceeds from credit enhancements received in excess of our recorded investment in charged-off loans are recorded in “Real estate owned operations expense” in the consolidated statements of operations when received.

Our reserve estimate also reflects our best projection of defaults we believe are likely to occur as a result of loss events that have occurred through December 31, 2007. However, the unprecedented deterioration in the national housing market and the uncertainty in other macro economic factors makes forecasting of default rates increasingly imprecise.

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The inability to realize the benefits of our loss mitigation plans, a lower realized rate of seller/servicer repurchases or default rates that exceed our current projections will cause our losses to be significantly higher than those currently estimated.

We validate and update the models and factors to capture changes in actual loss experience, as well as changes in underwriting practices and in our loss mitigation strategies. We also consider macroeconomic and other factors that impact the quality of the portfolio including regional housing trends, applicable home price indices, unemployment and employment dislocation trends, consumer credit statistics and the extent of third party insurance. We determine our loan loss reserves based on our assessment of these factors.

Multifamily Loan Portfolio

We estimate loan loss reserves on the multifamily loan portfolio based on all available evidence, including but not limited to, adequacy of third-party credit enhancements, evaluation of the repayment prospects, and fair value of collateral underlying the individual loans. The review of the repayment prospects and value of collateral underlying individual loans is based on property-specific and market-level risk characteristics including apartment vacancy and rental rates.

Non-Performing Loans

Non-performing loans consist of: (a) loans whose terms have been modified due to previous delinquency or risk of delinquency (b) serious delinquencies and (c) non-accrual loans. Serious delinquencies are those single-family loans that are 90 days or more past due or in foreclosure, and multifamily loans that are more than 60 days past due or in foreclosure. Non-performing loans generally accrue interest in accordance with their contractual terms unless they are in non-accrual status. Non-accrual loans are loans where interest income is recognized on a cash basis, and includes single-family and multifamily loans 90 days or more past due.

Impaired Loans

A loan is considered impaired when it is probable to not receive all amounts due (principal and interest), in accordance with the contractual terms of the original loan agreement. Impaired loans include single-family loans, both performing and non-performing, that are troubled debt restructurings, delinquent loans purchased from PC pools whose fair value was less than acquisition cost at the date of purchase and loans subject to AICPA Statement of Position 03-3, “Accounting for Certain Loans or Debt Securities Acquired in a Transfer” or SOP 03-3. Multifamily impaired loans include loans whose contractual terms have previously been modified due to credit concerns (including TDRs), certain loans with observable collateral deficiencies and loans 60 days or more past due (except for certain credit-enhanced loans). Single family loans are aggregated based on similar risk characteristics and measured for impairment using the present value of the future expected cash flows. Multifamily loans are measured individually for impairment based on the fair value of the underlying collateral as the repayment of these loans is generally provided from the cash flows of the underlying collateral. Multifamily loans are non-recourse to the borrower so only the cash flows of the underlying property serve as repayment proceeds for the loan.

We have the option to purchase mortgage loans out of PC pools under certain circumstances, such as to resolve an existing or impending delinquency or default. Through November 2007, our general practice was to automatically purchase the mortgage loans out of pools after the loans were 120 days delinquent. Effective December 2007, our general practice is to purchase loans from pools when the loans have been 120 days delinquent and (a) modified, (b) foreclosure sales occur, (c) when the loans have been delinquent for 24 months, or (d) when the cost of guarantee payments to PC holders, including advances of interest at the PC coupon, exceeds the expected cost of holding the nonperforming mortgage in our retained portfolio. Loans that are purchased from PC pools held by third parties are recorded on our consolidated balance sheets at the lesser of their initial investment or the loans’ fair value at the date of purchase and are subsequently carried at amortized cost. The initial investment includes the unpaid principal balance, accrued interest, and a proportional amount of the recognized guarantee obligation and reserve for guarantee losses recognized for the PC pool from which the loan was purchased. The proportion of the guarantee obligation is calculated based on the relative percentage of the UPB of the loan to the UPB of the entire pool. The proportion of the reserve for guarantee losses is calculated based on the relative percentage of the UPB of the loan to the UPB of the loans in the respective reserving category for the loan (i.e., book year and delinquency status). We record realized losses on loans purchased when, upon purchase, the fair value is less than the acquisition cost of the loan. Gains related to non-accrual SOP 03-3 loans that are either repaid in full or that are collected in whole or in part when a loan goes to foreclosure are reported in recoveries on loans impaired upon purchase. For impaired loans where the borrower has made required payments that return to current status, the basis adjustments are accreted into interest income over time, as periodic payments are received. Gains resulting from the prepayment of currently performing SOP 03-3 loans are reported in mortgage loan interest income.

Investments in Securities

Investments in securities consist primarily of mortgage-related securities. We classify securities as “available-for-sale” or “trading.” We currently do not classify any securities as “held-to-maturity” although we may elect to do so in the future.

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Securities classified as available-for-sale and trading are reported at fair value with changes in fair value included in Accumulated other comprehensive income (loss), net of taxes, or AOCI, net of taxes, and gains (losses) on investment activity, respectively. See “NOTE 16: FAIR VALUE DISCLOSURES” to these consolidated financial statements for more information on how we determine the fair value of securities.

We record forward purchases and sales of securities that are specifically exempt from the requirements of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” or SFAS 133, on a trade date basis. Securities underlying forward purchases and sales contracts that are not exempt from the requirements of SFAS 133 are recorded on the contractual settlement date with a corresponding commitment recorded on the trade date.

We often retain Structured Securities created through resecuritizations of mortgage-related securities held by us. The new Structured Securities we acquire in these transactions are classified as available-for-sale or trading based upon the predominant classification of the mortgage-related security collateral we contributed.

For most of our investments in securities, interest income is recognized using the retrospective effective interest method. Deferred items, including premiums, discounts and other basis adjustments, are amortized into interest income over the estimated lives of the securities. We use actual prepayment experience and estimates of future prepayments to determine the constant yield needed to apply the effective interest method. We recalculate the constant effective yield based on changes in estimated prepayments as a result of changes in interest rates and other factors. When the constant effective yield changes, an adjustment to interest income is made for the amount of amortization that would have been recorded if the new effective yield had been applied since the mortgage assets were acquired.

For certain securities investments, interest income is recognized using the prospective effective interest method. We specifically apply this accounting to beneficial interests in securitized financial assets that (a) can contractually be prepaid or otherwise settled in such a way that we may not recover substantially all of our recorded investment or (b) are not of high credit quality at the acquisition date. We recognize as interest income (over the life of these securities) the excess of all estimated cash flows attributable to these interests over their principal amount using the effective yield method. We update our estimates of expected cash flows periodically and recognize changes in calculated effective yield on a prospective basis.

We review securities for potential impairment on an ongoing basis. We perform the evaluation on a security-by-security basis and consider numerous factors, such as the length of time and extent to which the fair value has been less than book value; the financial condition and near-term prospects of the issuer of a security, including credit ratings, the impact of changes in credit ratings (i.e., rating agency downgrades), and cash flow analysis based on default and prepayment assumptions; and our intent and ability to retain the security in order to allow for an anticipated recovery in fair value. While market prices and rating agency actions are factors that are considered in the impairment analysis, cash flow analysis based on default and prepayment assumptions also serves as an important factor in determining if an other than temporary impairment has occurred. We recognize impairment losses when quantitative and qualitative factors indicate that it is probable that the security will suffer a contractual principal loss or interest shortfall. We also recognize impairment when qualitative factors indicate that it is likely we will not recover the unrealized loss. When evaluating these factors, we consider our intent and ability to hold the investment until a point in time at which recovery of the unrealized loss can be reasonably expected to occur. Impairment losses on manufactured housing securities exclude the effects of separate financial guarantee contracts that are not embedded in the securities because the benefits of such contracts are not recognized until claims become probable of recovery under the contracts. We resecuritize securities held in our retained portfolio and we typically retain the majority of the cash flows from resecuritization transactions in the form of Structured Securities. Certain securities in our retained portfolio have a high probability of being resecuritized and therefore, for those in an unrealized loss position, we may not have the intent to hold for a period of time sufficient to recover those unrealized losses. In that case, the impairment is deemed other-than-temporary. For certain securities meeting the criteria of (a) or (b) in the preceding paragraph, other than-temporary impairment is defined as occurring whenever there is an adverse change in estimated future cash flows coupled with a decline in fair value below the amortized cost basis. When a security is deemed to be other-than-temporarily impaired, the cost basis of the security is written down to fair value, with the loss recorded to gains (losses) on investment activity. Based on the new cost basis, the adjusted deferred amounts related to the impaired security are amortized over the security’s remaining life in a manner consistent with the amount and timing of the future estimated cash flows. The security cost basis is not changed for subsequent recoveries in fair value.

Gains and losses on the sale of securities are included in gains (losses) on investment activity, including those gains (losses) reclassified into earnings from AOCI. We use the specific identification method for determining the cost of a security in computing the gain or loss.

Repurchase and Resale Agreements

We enter into repurchase and resale agreements primarily as an investor or to finance our security positions. Such transactions are accounted for as purchases and sales when the transferor relinquishes control over transferred securities and as secured financings when the transferor does not relinquish control.

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Debt Securities Issued

Debt securities that we issue are classified on our consolidated balance sheets as either short-term (due within one year) or long-term (due after one year), based on their remaining contractual maturity. The classification of interest expense on debt securities as either short-term or long-term is based on the original contractual maturity of the debt security. Debt securities denominated in a foreign currency are translated into U.S. dollars using foreign exchange spot rates at the balance sheet dates and any resulting gains or losses are reported in non-interest income (loss) — foreign-currency gains (losses), net.

Premiums, discounts, and hedging-related basis adjustments, are reported as a component of debt securities, net. Issuance costs are reported as a component of other assets. These items are amortized and reported through interest expense using the effective interest method over the contractual life of the related indebtedness. Amortization of premiums, discounts and issuance costs begins at the time of debt issuance. Amortization of hedging-related basis adjustments is initiated upon the termination of the related hedge relationship.

When we repurchase or call outstanding debt securities, we recognize a gain or loss related to the difference between the amount paid to redeem the debt security and the carrying value, including any remaining unamortized deferred items (e.g., premiums, discounts, issuance costs and hedging-related basis adjustments), the balances of remaining deferred items are reflected in earnings in the period of extinguishment as a component of gains (losses) on debt retirement. Contemporaneous transfers of cash between us and a creditor in connection with the issuance of a new debt security and satisfaction of an existing debt security are accounted for as either an extinguishment or modification of the existing debt security. If the debt securities have substantially different terms, the transaction is accounted for as an extinguishment of the existing debt security with recognition of any gains or losses in earnings in gains (losses) on debt retirement, the issuance of a new debt security is recorded at fair value, fees paid to the creditor are expensed, and fees paid to third parties are deferred and amortized into interest expense over the life of the new debt obligation using the effective interest method. If the terms of the existing debt security and the new debt security are not substantially different, the transaction is accounted for as a modification of the existing debt security, fees paid to the creditor are deferred and amortized over the life of the modified debt security using the effective interest method, and fees paid to third parties are expensed as incurred. In a modification, the following are considered to be a basis adjustment on the new debt security and are amortized as an adjustment of interest expense over the remaining term of the new debt security: the fees associated with the new debt security and any existing unamortized premium or discount, concession fees and hedge gains and losses on the existing debt security.

Derivatives

We account for our derivatives pursuant to SFAS 133, as amended. Derivatives are reported at their fair value on our consolidated balance sheets. Derivatives in an asset position, including net derivative interest receivable or payable, are reported as derivative assets, net. Similarly, derivatives in a net liability position, including net derivative interest receivable or payable, are reported as derivative liabilities, net. We offset fair value amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral against fair value amounts recognized for derivative instruments executed with the same counterparty under a master netting agreement, in accordance with FASB Interpretation No. 39-1, “Amendment of FASB Interpretation No. 39,” or FSP FIN 39-1. Changes in fair value and interest accruals on derivatives are recorded as derivative gains (losses) in our consolidated statements of income.

We evaluate whether financial instruments that we purchase or issue contain embedded derivatives. In connection with the adoption of SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140,” or SFAS 155, on January 1, 2007, we elected to measure newly acquired or issued financial instruments that contain embedded derivatives at fair value, with changes in fair value recorded in our consolidated statements of income. At December 31, 2007, we do not have any embedded derivatives that are bifurcated and accounted for as freestanding derivatives.

At December 31, 2007, we did not have any derivatives in hedge accounting relationships; however, there are amounts recorded in AOCI related to terminated or de-designated cash flow hedge relationships. These deferred gains and losses on closed cash flow hedges are recognized in earnings as the originally forecasted transactions affect earnings. If it is probable the originally forecasted transaction will not occur, the associated deferred gain or loss in AOCI would be reclassified to earnings immediately. When market conditions warrant, we may enter into certain commitments to forward sell mortgage-related securities that we will account for as cash flow hedges.

During 2006 and 2005, our hedge accounting relationships primarily consisted of hedging interest-rate risk related to the forecasted issuances of debt that were designated as cash flow hedges, and fair value hedges of benchmark interest-rate risk and/or foreign currency risk on existing fixed-rate debt.

The changes in fair value of the derivatives in cash flow hedge relationships were recorded as a separate component of AOCI to the extent the hedge relationships were effective, and amounts were reclassified to earnings when the forecasted transaction affects earnings.

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The changes in fair value of the derivatives in fair value relationships were recorded in earnings along with the change in the fair value of the hedged debt. Any difference was reflected as hedge ineffectiveness and was recorded in other income.

Real Estate Owned

Real estate owned, or REO, is initially recorded at fair value, net of estimated disposition costs and is subsequently carried at the lower-of-cost-or-market. When a loan is transferred to REO, losses arise when the carrying basis of the loan (including accrued interest) exceeds the fair value of the foreclosed property, net of estimated costs to sell and credit enhancements. Losses are charged-off against the allowance for loan losses at the time of transfer. REO gains arise and are recognized immediately in earnings when the fair market value of the acquired asset (after deduction for estimated disposition costs) exceeds the carrying value of the mortgage (including accrued interest). Amounts we expect to receive from third-party insurance or other credit enhancements are recorded when the asset is acquired. The receivable is adjusted when the actual claim is filed, and is a component of accounts and other receivables, net on our consolidated balance sheets. Material development and improvement costs relating to REO are capitalized. Operating expenses on the properties, net of any rental or other income, are included in REO operations income (expense). Estimated declines in REO fair value that result from ongoing valuation of the properties are provided for and charged to REO operations income (expense) when identified. Any gains and losses on REO dispositions are included in REO operations income (expense).

Income Taxes

We use the asset and liability method of accounting for income taxes pursuant to SFAS No. 109, “Accounting for Income Taxes.” Under this method, deferred tax assets and liabilities are recognized based upon the expected future tax consequences of existing temporary differences between the financial reporting and the tax reporting basis of assets and liabilities using enacted statutory tax rates. To the extent tax laws change, deferred tax assets and liabilities are adjusted, when necessary, in the period that the tax change is enacted. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized. For all periods presented, no such valuation allowance was deemed necessary by our management.

We account for tax positions taken or expected to be taken (and any associated interest and penalties) in accordance with FASB Interpretation No. 48,“Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109,” or FIN 48. In particular, we recognize a tax position so long as it is more likely than not that it will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. We measure the tax position at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. See “NOTE 13: INCOME TAXES” to these consolidated financial statements for additional information related to FIN 48.

Income tax expense includes (a) deferred tax expense, which represents the net change in the deferred tax asset or liability balance during the year plus any change in a valuation allowance, if any, and (b) current tax expense, which represents the amount of tax currently payable to or receivable from a tax authority including any related interest and penalties plus amounts accrued for unrecognized tax benefits (also including any related interest and penalties). Income tax expense excludes the tax effects related to adjustments recorded to equity as well as the tax effects of the cumulative effect of changes in accounting principles.

Stock-Based Compensation

We record compensation expense for stock-based compensation awards based on the grant-date fair value of the award and expected forfeitures. Compensation expense is recognized over the period during which an employee is required to provide service in exchange for the stock-based compensation award. The recorded compensation expense is accompanied by an adjustment to additional paid-in capital on our consolidated balance sheets. The vesting period for stock-based compensation awards is generally three to five years for options, restricted stock and restricted stock units. The vesting period for the option to purchase stock under the Employee Stock Purchase Plan, or ESPP, is three months. See “NOTE 10: STOCK-BASED COMPENSATION” to these consolidated financial statements for additional information.

The fair value of options to purchase shares of our common stock, including options issued pursuant to the ESPP, is estimated using a Black-Scholes option pricing model, taking into account the exercise price and an estimate of the expected life of the option, the market value of the underlying stock, expected volatility, expected dividend yield, and the risk-free interest rate for the expected life of the option. The fair value of restricted stock and restricted stock unit awards is based on the fair value of our common stock on the grant date.

Incremental compensation expense related to the modification of awards is based on a comparison of the fair value of the modified award with the fair value of the original award before modification. We generally expect to settle our stock-based compensation awards in shares. In limited cases, an award may be cash-settled upon a contingent event such as involuntary termination. These awards are accounted for as an equity award until the contingency becomes probable of occurring, when the award is reclassified from equity to a liability. We initially measure the cost of employee service

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received in exchange for a stock-based compensation award of liability instruments based on the fair value of the award at the grant date. The fair value of that award is remeasured subsequently at each reporting date through the settlement date. Changes in the fair value during the service period are recognized as compensation cost over that period.

Excess tax benefits are recognized in additional paid-in capital. Cash retained as a result of the excess tax benefits is presented in the consolidated statements of cash flows as financing cash inflows. The write-off of deferred tax assets relating to unrealized tax benefits associated with recognized compensation costs reduces additional paid-in capital to the extent there are excess tax benefits from previous stock-based awards remaining in additional paid-in capital, with any remainder reported as part of income tax expense.

Earnings Per Common Share

Because we have participating securities, we use the “two-class” method of computing earnings per common share. The “two-class” method is an earnings allocation formula that determines earnings per share for common stock and participating securities based on dividends declared and participation rights in undistributed earnings. Our participating securities consist of vested options to purchase common stock and vested restricted stock units that earn dividend equivalents at the same rate when and as declared on common stock.

Basic earnings per common share is computed as net income available to common stockholders divided by the weighted average common shares outstanding for the period. Diluted earnings per common share is determined using the weighted average number of common shares during the period, adjusted for the dilutive effect of common stock equivalents. Dilutive common stock equivalents reflect the assumed net issuance of additional common shares pursuant to certain of our stock-based compensation plans that could potentially dilute earnings per common share.

Comprehensive Income

Comprehensive income is the change in equity, on a net of tax basis, resulting from transactions and other events and circumstances from non-owner sources during a period. It includes all changes in equity during a period, except those resulting from investments by stockholders. We define comprehensive income as consisting of net income plus changes in the unrealized gains and losses on available-for-sale securities, the effective portion of derivatives accounted for as cash flow hedge relationships and changes in defined benefit plans.

Reportable Segments

We have three business segments for financial reporting purposes under SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” or SFAS 131, for all periods presented on our consolidated financial statements. See “NOTE 15: SEGMENT REPORTING” to these consolidated financial statements for additional information.

Recently Adopted Accounting Standards

Accounting for Employers’ Defined Benefit Pension and Other Postretirement Plans

On December 31, 2006, we adopted SFAS 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an Amendment of FASB Statements No. 87, 88, 106 and 132(R),” or SFAS 158. In accordance with this standard, on December 31, 2006, we recorded the funded status of each of our defined benefit pension and postretirement plans as an asset or liability on our consolidated balance sheet with a corresponding offset, net of taxes, recorded in AOCI within stockholders’ equity.

Effective December 31, 2008, SFAS 158 also requires our defined benefit plan assets and obligations to be measured as of the date of our consolidated balance sheet. We expect that the effect of implementing the change in measurement date from September 30 to December 31 will not be material to our financial condition or our results of operations.

Accounting for Uncertainty in Income Taxes

On January 1, 2007, we adopted FIN 48. FIN 48 provides a single model to account for uncertain tax positions and clarifies accounting for income taxes by prescribing a minimum threshold that a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. As a result of the adoption of FIN 48, we recorded a $181 million increase to retained earnings at January 1, 2007. See “NOTE 13: INCOME TAXES” to these consolidated financial statements for additional information related to FIN 48.

Accounting for Certain Hybrid Instruments

On January 1, 2007, we adopted SFAS 155. SFAS 155 permits the fair value measurement for any hybrid financial instrument with an embedded derivative that otherwise would require bifurcation. In addition, this statement requires an evaluation of interests in securitized financial assets to identify instruments that are freestanding derivatives or that are hybrid financial instruments containing an embedded derivative requiring bifurcation. We adopted SFAS 155 prospectively, and, therefore, there was no cumulative effect of a change in accounting principle. In connection with the adoption of SFAS 155 on January 1, 2007, we elected to measure newly acquired interests in securitized financial assets that contain embedded

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derivatives requiring bifurcation at fair value, with changes in fair value reflected in our consolidated statements of income. See “NOTE 4: RETAINED PORTFOLIO AND CASH AND INVESTMENTS PORTFOLIO” to these consolidated financial statements for additional information.

Offsetting of Amounts Related to Certain Contracts

On October 1, 2007, we adopted FSP FIN 39-1, which permits a reporting entity to offset fair value amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral against fair value amounts recognized for derivative instruments executed with the same counterparty under a master netting agreement. When offsetting of fair value amounts recognized for derivative instruments is elected, as permitted under a master netting agreement, the position requires the offsetting of amounts recognized for cash collateral held or posted when the collateral represents “fair value amounts.” Our adoption of FSP FIN 39-1 resulted in a decrease to total assets and total liabilities of $8.7 billion.

In conjunction with our adoption of FSP FIN 39-1, we elected to reclassify net derivative interest receivable or payable and, where applicable, cash collateral held or posted on our consolidated balance sheets to derivative asset, net and derivative liability, net, as applicable. Prior to adoption these amounts were recorded in accounts and other receivables, net, accrued interest payable, other assets and senior debt: due within one year, as applicable. Certain amounts in prior periods’ consolidated balance sheets and consolidated statements of cash flows have been reclassified to conform to the current presentation. There was no impact to our consolidated statements of income.

Recently Issued Accounting Standards, Not Yet Adopted

Fair Value Measurements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” or SFAS 157. This statement defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements but does not change existing guidance as to whether or not a financial asset or liability is carried at fair value. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 with earlier adoption permitted. We adopted SFAS 157 on January 1, 2008 and the implementation did not result in a material difference to our fair value measurements.

The Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities, Including an amendment of FASB Statement No. 115,” or SFAS 159. This statement permits companies to choose to measure certain financial assets and liabilities at fair value with changes in fair value recognized in earnings as they occur. The objective is to improve financial reporting by providing entities with the opportunity to measure both assets and liabilities at fair value without having to apply complex hedge accounting provisions. SFAS 159 is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007.

We adopted SFAS 159 on January 1, 2008 and elected the fair value option for certain available-for-sale mortgage-related securities that were identified as economic offsets to the changes in fair value of the guarantee asset, foreign-currency denominated debt, and investments in securities classified as available-for-sale securities and identified as within the scope of Emerging Issues Task Force Issue No. 99-20, “Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to Be Held by a Transferor in Securitized Financial Assets,” or EITF 99-20. As a result of the adoption, we recognized a $1.0 billion after-tax increase to our beginning retained earnings at January 1, 2008, representing the effect of changing our measurement basis to fair value for the above items with the fair value option elected.

Our election of the fair value option for the items discussed above was made in an effort to better reflect, in the financial statements, the economic offsets that exist related to items that were not previously recognized as changes in fair value through the income statement.

We elected the fair value option for certain other available-for-sale securities held in the retained portfolio to better reflect the natural offset these securities provide to fair value changes recorded on the guarantee asset. We record fair value changes on our guarantee asset through the income statement. However, we historically classified virtually all of our securities as available-for-sale and recorded those fair value changes in AOCI. The securities selected for the fair value option include principal only strips and certain pass-through and Structured Securities that contain positive duration features that provide offset to the negative duration associated with our guarantee asset. We will continually evaluate new security purchases to identify the appropriate security mix to classify as trading to match the changing duration features of the guarantee asset and the securities that provide offset.

In the case of foreign currency denominated debt, we have entered into derivative transactions that effectively convert these instruments to US dollar denominated floating rate instruments. We have historically recorded the fair value changes on these derivatives through the income statement in accordance with SFAS 133. However, the corresponding offsetting change

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in fair value that occurred in the debt was not permitted to be recorded in the income statement unless we pursued hedge accounting. As a result, our income statement reflected only the fair value changes of the derivatives and not the offsetting fair value changes in the debt. Therefore, we have elected the fair value option on the debt instruments to better reflect the economic offset that naturally results from the debt due to changes in interest rates. We currently do not issue foreign currency denominated debt and use of the fair value option in the future for these types of instruments will be evaluated on a case-by-case basis for any new issuances of this type of debt.

For available-for-sale securities identified as in the scope of EITF 99-20, we elected the fair value option to better reflect the economic recapture of losses that occur subsequent to impairment write-downs recorded on these instruments. Under EITF 99-20 for available-for-sale securities, when an impairment is considered other-than-temporary, the impairment amount is recorded in the income statement and subsequently accreted back through interest income as long as the contractual cash flows occur. Any subsequent periodic increases in the value of the security are recognized through AOCI. By electing the fair value option for these instruments, we will reflect any recapture of impairment losses through the income statement in the period they occur. We intend to classify all future purchases of securities identified as in the scope of impairment analysis under EITF 99-20 as trading securities on a going forward basis.

Business Combinations and Noncontrolling Interests

In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations,” or SFAS 141(R), and SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51,” or SFAS 160. SFAS 141(R) provides guidance relating to recognition of assets acquired and liabilities assumed in a business combination. SFAS 160 provides guidance related to accounting for noncontrolling (minority) interests as equity in the consolidated financial statements. SFAS 141(R) and SFAS 160 are effective for fiscal years beginning on or after December 15, 2008. We have not yet determined the impact on our consolidated financial statements of adopting these accounting standards.

NOTE 2: FINANCIAL GUARANTEES AND TRANSFERS OF SECURITIZED
INTERESTS IN MORTGAGE-RELATED ASSETS

Financial Guarantees

Guaranteed PCs, Structured Securities and Other Mortgage Guarantees

As discussed in “NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES” to these consolidated financial statements, we issue two types of mortgage-related securities: PCs and Structured Securities. We guarantee the payment of principal and interest on issued PCs and Structured Securities that are backed by pools of mortgage loans. For our fixed-rate PCs, we guarantee the timely payment of interest at the applicable PC coupon rate and scheduled principal payments for the underlying mortgages. For our Adjustable Rate Mortgage, or ARM, PCs, we guarantee the timely payment of the weighted average coupon interest rate and the full and final payment of principal for the underlying mortgages. We do not guarantee the timely payment of principal for ARM PCs. To the extent the interest rate is modified and reduced for a loan underlying a fixed-rate PC, we pay the shortfall between the original contractual interest rate and the modified interest rate. To the extent the interest rate is modified and reduced for a loan underlying an ARM PC, we only guarantee the timely payment of the modified interest rate and we are not responsible for any shortfalls between the original contractual interest rate and the modified interest rate. Because Structured Securities are re-securitizations of PCs, our guarantee and the impacts of modifications to the interest rate of the underlying loans operate in the same manner as PCs. The guarantee that we provide on our long-term standby commitments obligates us to purchase delinquent loans that are covered by that agreement. Most of the guarantees we provide meet the definition of a derivative under SFAS 133; however, most of those guarantees qualify for a scope exemption for financial guarantee contracts in SFAS 133. For guarantees that meet the scope exemption, we initially account for the guarantee obligation at fair value and subsequently amortize the obligation into earnings. If we determine that our guarantee does not qualify for the scope exemption, we account for it as a derivative with changes in fair value reflected in current period earnings.

At December 31, 2007 and 2006, we had $1,738.8 billion and $1,477.0 billion, respectively, of issued PCs and Structured Securities and such other mortgage guarantees of which $357.0 billion and $354.3 billion were held in our retained portfolio at December 31, 2007 and 2006, respectively. There were $1,518.8 billion and $1,240.2 billion at December 31, 2007 and 2006, respectively, of Structured Securities backed by resecuritized PCs and other previously issued Structured Securities. These restructured securities do not increase our credit-related exposure and consist of single-class and multi-class Structured Securities backed by PCs, Real Estate Mortgage Investment Conduits, or REMICs, and principal-only strips.

Our guarantee obligation represents the recognized liability associated with our guarantee of PCs and Structured Securities net of cumulative amortization. At December 31, 2007 and 2006, our guarantee obligation includes our estimate of performance and other related costs of approximately $9.9 billion and $5.8 billion, respectively, and deferred guarantee

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income of $3.8 billion and $3.6 billion, respectively. In addition to our guarantee obligation, we recognized a reserve for guarantee losses on PCs that totaled $2.6 billion and $0.6 billion at December 31, 2007 and 2006, respectively.

Our guaranteed PCs, Structured Securities and other mortgage guarantees issued include single-family long-term standby commitments and multifamily housing revenue bonds issued by third parties, which totaled $37.9 billion and $6.7 billion at December 31, 2007 and 2006, respectively. Our guarantee of single-family long-term standby commitments was $32.2 billion and $0.7 billion at December 31, 2007 and 2006, respectively. Our guarantee of multifamily housing revenue bonds issued by third parties was $5.7 billion and $6.0 billion at December 31, 2007 and 2006, respectively.

As discussed in “NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES” to these consolidated financial statements, at inception of an executed guarantee, we recognize a guarantee obligation at fair value. Subsequently we amortize our guarantee obligation under the static effective yield method. However, we continue to determine the fair value of our guarantee obligation for disclosure purposes as discussed in “NOTE 16: FAIR VALUE DISCLOSURES” to these consolidated financial statements. Our approach for estimating the fair value of the guarantee obligation makes use of third-party market data as practicable. We divide the credit aspects of our guarantee obligation portfolio into three primary components: performing loans, non-performing loans and manufactured housing. For each component, we developed a specific valuation approach for capturing its unique characteristics.

For performing loans, we use capital markets information and rating agency models to estimate subordination levels and dealer price quotes on proxy non-agency securities with collateral characteristics matched to our portfolio to value the expected credit losses and the risk premium for unexpected losses related to our guarantee portfolio. We segmented the portfolio into distinct loan cohorts to differentiate between product types, coupon rate, seasoning, and interests retained by us versus those held by third parties.

For disclosure purposes only as discussed in “NOTE 16: FAIR VALUE DISCLOSURES” to these consolidated financial statements, we include a component for non-performing loans in the valuation of the guarantee obligation. For non-performing loans, we utilize a different method for estimating the fair value of the guarantee obligation. For loans that are extremely delinquent and have been purchased out of pools, we obtained dealer indications that reflect their non-performing status. For delinquent loans remaining in PCs, we began with the market driven performing loan and non-performing whole loan values and used empirically observed delinquency transition rates to interpolate the appropriate values in each phase of delinquency (i.e., 30 days, 60 days, 90 days).

For manufactured housing, we developed an approach, subject to our judgment, for estimating the incremental credit costs associated with the manufactured housing portfolio. For approximately 0.5% of our total guarantee portfolio and 9.3% of the fair value of the guarantee obligation, we determined that there is not sufficiently reliable market data to estimate the appropriate credit costs associated with the guarantee obligation for the manufactured housing portfolio. As such, we estimated the ratio of realized credit losses for performing loans and manufactured housing loans to determine a loss history ratio. We then applied the loss history ratio to market implied performing loan guarantee obligation fair value estimates to calculate the implied credit costs for the manufactured housing portfolio. We undertook a similar process for estimating the fair value of seriously delinquent manufactured housing loans.

The components of the guarantee obligation associated with administering the collection and distribution of payments on the mortgage loans underlying a PC are estimated based upon amounts we believe other market participants would charge. Also included in the valuation of our guarantee obligation is an estimate of the present value of net cash flows related to security program cycles. Our securities are on either a 45-day delay (for fixed-rate PCs) or 75-day delay (for ARM PCs) cycle. For each of these security program cycles our servicers remit borrower payments at staggered dates. The timing of these net cash flows are reflected in the valuation of the guarantee obligation.

We recognize guarantee assets and guarantee obligations for PCs in conjunction with transfers accounted for as sales under SFAS 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities — a replacement of FASB Statement No. 125,” or SFAS 125/140, as well as, beginning on January 1, 2003, transactions that do not qualify as sales, but are accounted for as guarantees pursuant to the requirements of FIN 45, “Guarantor’s Accounting and Disclosure Requirement for Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57 and 107 and rescission of FASB Interpretation No. 34,” or FIN 45. At December 31, 2007 and 2006, approximately 91% and 88%, respectively, of our guaranteed PCs and Structured Securities issued had a corresponding guarantee asset or guarantee obligation recognized on our consolidated balance sheets.

Derivative Instruments

Derivative instruments include written options, written swaptions, interest-rate swap guarantees and guarantees of stated final maturity of certain of our Structured Securities. In addition, we have entered into mortgage credit agreements whereby we assume default risk for mortgage loans held by third parties for up to a 90-day period in exchange for a monthly fee.

We guarantee the performance of interest-rate swap contracts in three circumstances. First, as part of a resecuritization transaction, we transfer certain swaps and related assets to a third party. We guarantee that interest income generated from

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the assets will be sufficient to cover the required payments under the interest-rate swap contracts. Second, we guarantee that a borrower will perform under an interest-rate swap contract linked to a customer’s adjustable-rate mortgage. And third, in connection with certain Structured Securities, we guarantee that the sponsor of the securitized multifamily housing revenue bonds will perform under the interest-rate swap contract linked to the variable-rate certificates we issued, which are backed by the bonds.

In addition, we issue credit derivatives that guarantee the payments on (a) multifamily mortgage loans that are originated and held by state and municipal housing finance agencies to support tax-exempt multifamily housing revenue bonds; (b) Freddie Mac pass-through certificates which are backed by tax-exempt multifamily housing revenue bonds and related taxable bonds and/or loans; and (c) the reimbursement of certain losses incurred by third party providers of letters of credit secured by multifamily housing revenue bonds.

We issue Structured Securities with stated final maturities that are shorter than the stated maturity of the underlying mortgage loans. If the underlying mortgage loans to these securities have not been purchased by a third party or fully matured as of the stated final maturity date of such securities, we may sponsor an auction of the underlying assets. To the extent that purchase or auction proceeds are insufficient to cover unpaid principal amounts due to investors in such Structured Securities, we are obligated to fund such principal. Our maximum exposure represents the outstanding unpaid principal balance of the underlying mortgage loans.

Servicing-Related Premium Guarantees

We provide guarantees to reimburse servicers for premiums paid to acquire servicing in situations where the original seller is unable to perform under its separate servicing agreement. The liability associated with these agreements was not material at December 31, 2007 and 2006.

Table 2.1 below presents our maximum potential amount of future payments, our recognized liability and the maximum remaining term of these guarantees.

Table 2.1 — Financial Guarantees

				Adjusted
	December 31, 2007			December 31, 2006
			Maximum			Maximum
	Maximum	Recognized	Remaining	Maximum	Recognized	Remaining
	Exposure	Liability	Term	Exposure	Liability	Term
	(dollars in millions, terms in years)

Financial Guarantees:
Guaranteed PCs, Structured Securities and other mortgage guarantees issued(1)(2)	$1,738,833	$13,712	40	$1,477,023	$9,482	40
Derivative instruments	32,538	129	30	28,832	13	28
Servicing-related premium guarantees	37	—	5	44	—	5

(1)	Exclude mortgage loans and mortgage-related securities traded, but not yet settled.
(2)	Effective December 2007, we established securitization trusts for the underlying assets of our PCs and Structured Securities issued. As a result, we adjusted the reported balance of our mortgage portfolios to reflect the publicly-available security balances of our PCs and Structured Securities. Previously, we reported these balances based on the unpaid principal balance of the underlying mortgage loans.

With the exception of interest-rate swap guarantees included in derivative instruments in Table 2.1, maximum exposure represents the contractual amounts that could be lost under the guarantees if underlying borrowers defaulted, without consideration of possible recoveries under recourse provisions or from collateral held or pledged. The maximum exposure related to interest-rate swap guarantees is based on contractual rates and without consideration of recovery under recourse provisions. The maximum exposure disclosed above is not representative of the actual loss we are likely to incur, based on our historical loss experience and after consideration of proceeds from related collateral liquidation.

Other Financial Commitments

As part of the guarantee arrangements pertaining to multifamily housing revenue bonds, we provided commitments to advance funds, commonly referred to as “liquidity guarantees,” totaling $8.0 billion and $5.8 billion at December 31, 2007 and 2006, respectively. These guarantees enable the repurchase of any tendered tax-exempt and related taxable pass-through certificates and housing revenue bonds that are unable to be remarketed. Any repurchased securities would be pledged to us to secure funding until the time when the securities could be remarketed. We have not made any payments to date under these liquidity guarantees.

Gains and Losses on Transfers of PCs and Structured Securities that are Accounted for as Sales

We recognized gains (losses) on transfers of PCs and Structured Securities that were accounted for as sales under SFAS 125/140. In 2007, 2006 and 2005, these adjusted net pre-tax gains (losses) were approximately $141 million, $235 million and $181 million, respectively.

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Valuation of Guarantee Asset

Guarantee Asset

Our approach for estimating the fair value of the guarantee asset at December 31, 2007 uses third-party market data as practicable. For approximately 74% of the fair value of the guarantee asset, which relates to fixed-rate loan products that reflect current market rates, the valuation approach involved obtaining dealer quotes on proxy securities with collateral similar to aggregated characteristics of our portfolio, effectively equating the guarantee asset with current, or “spot,” market values for excess servicing interest-only, or IO, securities, which trade at a discount to trust IO security prices. We consider excess servicing securities to be comparable to the guarantee asset, in that they represent an IO-like income stream, have less liquidity than trust IO securities and do not have matching principal-only securities. The remaining 26% of the fair value of the guarantee asset related to underlying loan products for which comparable market prices were not readily available. These amounts relate specifically to ARM products, highly seasoned loans or fixed-rate loans with coupons that are not consistent with current market rates. This portion of the guarantee asset was valued using an expected cash flow approach including only those cash flows expected to result from our contractual right to receive management and guarantee fees, with market input assumptions extracted from the dealer quotes provided on the more liquid products, reduced by an estimated liquidity discount.

Key Assumptions Used in the Valuation of the Guarantee Asset

Table 2.2 summarizes the key assumptions associated with the fair value measurements of the recognized guarantee asset. The fair values at the time of securitization and the subsequent fair value measurements were estimated using third-party information. However, the assumptions included in this table for those periods are those implied by our fair value estimates, with the internal rates of return, or IRRs, adjusted where necessary to align our internal models with estimated fair values determined using third-party information. Prepayment rates are presented as implied by our internal models and have not been similarly adjusted.

At December 31, 2007 and 2006, our guarantee asset totaled $9.6 billion and $7.4 billion, respectively, on our consolidated balance sheets, of which approximately $0.2 billion, or 2%, related to PCs and Structured Securities backed by multifamily mortgage loans. Table 2.2 contains the key assumptions used to derive the fair value measurement of the entire guarantee asset associated with PCs and other financial guarantees backed by single-family mortgage loans. For the portion of our guarantee asset that is valued by obtaining dealer quotes on proxy securities, we derive the assumptions from the prices we are provided. Table 2.3 contains a sensitivity analysis of the fair value of the entire guarantee asset associated with PCs and other financial guarantees backed by single-family mortgage loans.

Table 2.2 — Key Assumptions Utilized in Fair Value Measurements of the Guarantee Asset

		Adjusted
Mean Valuation Assumptions(1)	2007	2006	2005

IRRs(2)	6.4%	8.3%	8.4%
Prepayment rates(3)	17.1%	15.8%	17.3%
Weighted average lives (years)	5.2	5.5	5.1

(1)	Mean values represent the weighted average of all IRRs, prepayment rate and weighted average lives assumptions.
(2)	IRR assumptions represent an unpaid principal balance weighted average of the discount rates inherent in the fair value of the recognized guarantee asset. Weighted average lives assumptions reflect prepayment rate assumptions.
(3)	Although prepayment rates are simulated monthly, the assumptions above represent annualized prepayment rates based on unpaid principal balances.

In order to report the hypothetical sensitivity of the carrying value of the guarantee asset to changes in key assumptions, we used internal models to approximate their reported carrying values. We then measured the hypothetical impact of changes in key assumptions using our models to estimate the potential view of fair value the market might have in response to those changes. In our models, the assumed internal rates of return were adjusted to calibrate our model results with the reported carrying value. However, the weighted average prepayment rate assumption used in this hypothetical sensitivity was based on our internal model which is benchmarked periodically to market prepayment estimates. The sensitivity analysis in Table 2.3 illustrates hypothetical adverse changes in the fair value of our guarantee asset for changes in key assumptions.

Table 2.3 — Sensitivity Analysis of the Guarantee Asset (Single-Family Mortgages)

	December 31,
		Adjusted
	2007	2006
	(dollars in millions)

Fair value	$9,417	$7,225
Weighted average IRR assumptions:	8.1%	7.1%
Impact on fair value of 100 bps unfavorable change	$(389)	$(269)
Impact on fair value of 200 bps unfavorable change	$(746)	$(519)
Weighted average prepayment rate assumptions:	16.5%	18.4%
Impact on fair value of 10% unfavorable change	$(516)	$(368)
Impact on fair value of 20% unfavorable change	$(977)	$(695)

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Valuation of Other Retained Interests

Other retained interests include securities we issued as part of a resecuritization transaction, which was recorded as a sale. The majority of these securities are classified as available-for-sale. The fair value of other retained interests is generally based on independent price quotations obtained from third-party pricing services or dealer provided prices.

To report the hypothetical sensitivity of the carrying value of other retained interests, we used internal models adjusted where necessary to align with the fair values. The sensitivity analysis in Table 2.4 illustrates hypothetical adverse changes in the fair value of other retained interests for changes in key assumptions based on these models.

Table 2.4 — Sensitivity Analysis of Other Retained Interests(1)

	December 31,
	2007	2006
	(dollars in millions)

Fair value	$107,931	$127,490
Weighted average IRR assumptions:	5.5%	5.6%
Impact on fair value of 100 bps unfavorable change	$(4,109)	$(4,551)
Impact on fair value of 200 bps unfavorable change	$(7,928)	$(8,813)
Weighted average prepayment rate assumptions:	8.7%	11.0%
Impact on fair value of 10% unfavorable change	$(30)	$(66)
Impact on fair value of 20% unfavorable change	$(57)	$(132)

(1)	The sensitivity analysis includes only other retained interests whose fair value is impacted as a result of changes in IRR and prepayment assumptions. At December 31, 2007 and 2006, the fair values of other retained interests not included in the sensitivity analysis above were $44 million and $52 million, respectively.

Cash Flows on Transfers of Securitized Interests and Corresponding Retained Interests

Table 2.5 below summarizes cash flows on retained interests as well as the amount of cash payments made to acquire delinquent loans to satisfy our financial performance obligations.

Table 2.5 — Details of Cash Flows

	Year Ended December 31,
		Adjusted
	2007	2006	2005
	(in millions)

Cash flows from:
Transfers of Freddie Mac securities that were accounted for as sales(1)	$62,644	$79,565	$93,828
Cash flows received on the guarantee asset(2)	2,288	1,873	1,565
Other retained interests principal and interest(3)	22,713	24,784	25,612
Purchases of delinquent or foreclosed loans(4)	(9,011)	(4,698)	(4,366)

(1)	Represents proceeds from securities receiving sales treatment under SFAS 140 including sales of Structured Securities. On the Consolidated Statements of Cash Flows, this amount is included in the investing section as part of Proceeds from sales of available-for-sale securities.
(2)	Represents cash received related to management and guarantee fees, which serve to reduce the guarantee asset. On the Consolidated Statements of Cash Flows, the change in guarantee asset and the corresponding management and guarantee fee income are reflected as operating activities.
(3)	Represents cash proceeds related to the interest and principal of PCs or Structured Securities that are not transferred to third parties upon the completion of a securitization or resecuritization transaction. On the Consolidated Statements of Cash Flows, the cash flows from interest are included in Net Income and the principal paydowns are included in the investing section as part of Proceeds from maturities of available-for-sale securities.
(4)	Represents the cash for the purchase of delinquent or foreclosed loans from mortgage pools underlying our PCs and Structured Securities. On the Consolidated Statements of Cash Flows, this amount is included in the investing section as part of Purchases of held-for-investment mortgages.

Credit Protection and Other Forms of Recourse

In connection with our guaranteed PCs and Structured Securities issued, we have credit protection in the form of primary mortgage insurance, pool insurance, recourse to lenders and other forms of credit enhancements. Table 2.6 presents the amounts of potential loss recovery by type of credit protection.

Table 2.6 — Credit Protection and Other Forms of Recourse(1)

	December 31,
		Adjusted
	2007	2006
	(in millions)

PCs and Structured Securities:
Single-family:
Primary mortgage insurance	$51,897	$40,208
Lender recourse and indemnifications	12,085	10,493
Pool insurance	3,813	3,669
Other credit enhancements	549	757
Multifamily:
Credit enhancements	1,233	1,093
Structured Securities backed by Ginnie Mae Certificates(2)	1,268	1,510

(1)	Exclude credit enhancements related to Structured Transactions, which had unpaid principal balances that totaled $20.2 billion and $24.8 billion at December 31, 2007 and 2006, respectively.
(2)	Ginnie Mae Certificates are backed by the full faith and credit of the U.S. government.

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At December 31, 2007 and 2006, we recorded $655 million and $440 million, respectively, in total assets on our consolidated balance sheets related to these credit enhancements on securitized mortgages.

Indemnifications

In connection with various business transactions, we may provide indemnification to counterparties for claims arising out of breaches of certain obligations (e.g., those arising from representations and warranties) in contracts entered into in the normal course of business. It is difficult to estimate our maximum exposure under these indemnification arrangements because in many cases there are no stated or notional amounts included in the indemnification clauses. Such indemnification provisions pertain to matters such as hold harmless clauses, adverse changes in tax laws, breaches of confidentiality, misconduct and potential claims from third parties related to items such as actual or alleged infringement of intellectual property. At December 31, 2007, our assessment is that the risk of any material loss from such a claim for indemnification is remote and there are no probable and estimable losses associated with these contracts. We have not recorded any liabilities related to these indemnifications on our consolidated balance sheets at December 31, 2007 and 2006.

NOTE 3: VARIABLE INTEREST ENTITIES

We are a party to numerous entities that are considered to be VIEs. Our investments in VIEs include LIHTC partnerships, certain Structured Securities transactions and a mortgage reinsurance entity. In addition, we buy the highly-rated senior securities in non-mortgage-related, asset-backed investment trusts that are VIEs. Highly-rated senior securities issued by these securitization trusts are not designed to absorb a significant portion of the variability created by the assets/collateral in the trusts. Therefore, our investments in these securities do not represent a significant variable interest in the securitization trusts. Accordingly, we do not consolidate these securities. Additionally, we invest in securitization entities that are qualifying special purpose entities, which are not subject to consolidation because of our inability to unilaterally liquidate or change the qualifying special purpose entity. See “NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — Consolidation and Equity Method of Accounting” to these consolidated financial statements for further information regarding the consolidation practices of our VIEs.

LIHTC Partnerships

We invest as a limited partner in LIHTC partnerships formed for the purpose of providing funding for affordable multifamily rental properties. The LIHTC partnerships invest as limited partners in lower-tier partnerships, which own and operate multifamily rental properties. These properties are rented to qualified low-income tenants, allowing the properties to be eligible for federal tax credits. Most of these LIHTC partnerships are VIEs. A general partner operates the partnership, identifying investments and obtaining debt financing as needed to finance partnership activities. Although these partnerships generate operating losses, we realize a return on our investment through reductions in income tax expense that result from tax credits and the deductibility of the operating losses of these partnerships. The partnership agreements are typically structured to meet a required 15-year period of occupancy by qualified low-income tenants. The investments in LIHTC partnerships, in which we were either the primary beneficiary or had a significant variable interest, were made between 1989 and 2007. At December 31, 2007 and 2006, we did not guarantee any obligations of these LIHTC partnerships and our exposure was limited to the amount of our investment. At December 31, 2007 and 2006, we were the primary beneficiary of investments in six partnerships and we consolidated these investments. The investors in the obligations of the consolidated LIHTC partnerships have recourse only to the assets of those VIEs and do not have recourse to us.

Consolidated VIEs

Table 3.1 represents the carrying amounts and classification of consolidated assets that are collateral for the consolidated VIEs.

Table 3.1 — Assets of Consolidated VIEs

	December 31,
Consolidated Balance Sheets Line Item	2007	2006
	(in millions)

Cash and cash equivalents	$41	$44
Accounts and other receivables, net	153	173

Total assets of consolidated VIEs	$194	$217

VIEs Not Consolidated

LIHTC Partnerships

At December 31, 2007 and 2006, we had unconsolidated investments in 189 and 179 LIHTC partnerships, respectively, in which we had a significant variable interest. The size of these partnerships at December 31, 2007 and 2006, as measured in total assets, was $10.3 billion and $8.9 billion, respectively. These partnerships are accounted for using the equity method, as described in “NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES” to these consolidated financial statements. As a limited partner, our maximum exposure to loss equals the undiscounted book value of our equity

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investment. At both December 31, 2007 and 2006, our maximum exposure to loss on unconsolidated LIHTC partnerships, in which we had a significant variable interest, was $3.7 billion.

Asset-Backed Investment Trusts

We invest in a variety of non-mortgage-related, asset-backed investment trusts. These investments represent interests in trusts consisting of a pool of receivables or other financial assets, typically credit card receivables, auto loans or student loans. These trusts act as vehicles to allow originators to securitize assets. Securities are structured from the underlying pool of assets to provide for varying degrees of risk. Primary risks include potential loss from the credit risk and interest-rate risk of the underlying pool. The originators of the financial assets or the underwriters of the deal create the trusts and typically own the residual interest in the trust assets. At December 31, 2007 and 2006, we did not have a significant variable interest in and were not the primary beneficiary of any asset-backed investment trusts.

Structured Transactions

We periodically issue securities in Structured Transactions, which are backed by mortgage loans or non-Freddie Mac mortgage-related securities using collateral pools transferred to a trust specifically created for the purpose of issuing securities. These trusts also issue various senior interests and subordinated interests. We purchase interests, including senior interests, of the trusts and issue and guarantee Structured Securities backed by these interests. The subordinated interests are generally either held by the seller or other party or sold in the capital markets. Generally, the structure of the transactions and the trusts as qualifying special purpose entities exempts them from the scope of FASB Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51,” or FIN 46(R). However, at December 31, 2007 and 2006, we had interests in one and two Structured Transactions, respectively, that did not fall within this scope exception and in which we had a significant variable interest. Our involvement in this one Structured Transaction at December 31, 2007 began in 2002. The sizes of the one Structured Transaction at December 31, 2007 and the two Structured Transactions at December 31, 2006, as measured in total assets, were $40 million and $67 million, respectively. At December 31, 2007 and 2006, our maximum exposure to loss on these transactions was $37 million and $55 million, respectively, consisting of the book value of our investments plus incremental guarantees of the senior interests that are held by third parties. At December 31, 2007 and 2006, we were not the primary beneficiary of any such transactions.

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NOTE 4: RETAINED PORTFOLIO AND CASH AND INVESTMENTS PORTFOLIO

Table 4.1 summarizes amortized cost, estimated fair values and corresponding gross unrealized gains and gross unrealized losses for available-for-sale securities by major security type.

Table 4.1 — Available-For-Sale Securities

		Gross	Gross
	Amortized	Unrealized	Unrealized
December 31, 2007	Cost	Gains	Losses	Fair Value
	(in millions)

Retained portfolio:
Mortgage-related securities:
Freddie Mac	$346,569	$2,981	$(2,583)	$346,967
Federal National Mortgage Association, or Fannie Mae	45,688	513	(344)	45,857
Ginnie Mae	545	19	(2)	562
Subprime	101,278	12	(8,584)	92,706
Alt-A and other	51,456	15	(2,543)	48,928
Commercial mortgage-backed securities	64,965	515	(681)	64,799
Manufactured housing	1,149	131	(12)	1,268
Obligations of states and political subdivisions	14,783	146	(351)	14,578

Total mortgage-related securities	626,433	4,332	(15,100)	615,665

Cash and investments portfolio:
Non-mortgage-related securities:
Asset-backed securities	16,644	25	(81)	16,588
Commercial paper	18,513	—	—	18,513

Total non-mortgage-related securities	35,157	25	(81)	35,101

Total available-for-sale securities	$661,590	$4,357	$(15,181)	$650,766

December 31, 2006
Adjusted

Retained portfolio:
Mortgage-related securities:
Freddie Mac	$348,591	$1,438	$(5,941)	$344,088
Fannie Mae	44,223	323	(660)	43,886
Ginnie Mae	720	17	(4)	733
Subprime	122,102	98	(14)	122,186
Alt-A and other	56,433	65	(318)	56,180
Commercial mortgage-backed securities	44,927	239	(763)	44,403
Manufactured housing	1,180	151	(1)	1,330
Obligations of states and political subdivisions	13,622	334	(31)	13,925

Total mortgage-related securities	631,798	2,665	(7,732)	626,731

Cash and investments portfolio:
Non-mortgage-related securities:
Asset-backed securities	32,179	23	(80)	32,122
Commercial paper	11,191	—	—	11,191
Obligations of states and political subdivisions	2,273	—	—	2,273

Total non-mortgage-related securities	45,643	23	(80)	45,586

Total available-for-sale securities	$677,441	$2,688	$(7,812)	$672,317

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Table 4.2 shows the fair value of available-for-sale securities in a gross unrealized loss position and whether they have been in that position less than 12 months or 12 months or greater.

Table 4.2 — Available-For-Sale Securities in a Gross Unrealized Loss Position

	Less than 12 months		12 months or Greater		Total
		Gross		Gross		Gross
		Unrealized		Unrealized		Unrealized
December 31, 2007	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses
	(in millions)

Retained portfolio:
Mortgage-related securities:
Freddie Mac	$22,546	$(254)	$135,966	$(2,329)	$158,512	$(2,583)
Fannie Mae	4,728	(17)	15,214	(327)	19,942	(344)
Ginnie Mae	2	—	74	(2)	76	(2)
Subprime	87,004	(8,021)	5,213	(563)	92,217	(8,584)
Alt-A and other	33,509	(2,029)	14,525	(514)	48,034	(2,543)
Commercial mortgage-backed securities	8,652	(154)	26,207	(527)	34,859	(681)
Manufactured housing	435	(11)	24	(1)	459	(12)
Obligations of states and political subdivisions	7,735	(264)	1,286	(87)	9,021	(351)

Total mortgage-related securities	164,611	(10,750)	198,509	(4,350)	363,120	(15,1 00)

Cash and investments portfolio:
Non-mortgage-related securities:
Asset-backed securities	8,236	(63)	3,222	(18)	11,458	(81)

Total non-mortgage-related securities	8,236	(63)	3,222	(18)	11,458	(81)

Total available-for-sale securities in a gross unrealized loss position	$172,847	$(10,813)	$201,731	$(4,368)	$374,578	$(15,181)

	Less than 12 months		12 months or Greater		Total
		Gross		Gross		Gross
Adjusted		Unrealized		Unrealized		Unrealized
December 31, 2006	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses
	(in millions)

Retained portfolio:
Mortgage-related securities:
Freddie Mac	$41,249	$(290)	$204,715	$(5,651)	$245,964	$(5,941)
Fannie Mae	5,604	(69)	22,567	(591)	28,171	(660)
Ginnie Mae	146	—	99	(4)	245	(4)
Subprime	13,871	(12)	349	(2)	14,220	(14)
Alt-A and other	9,146	(14)	15,504	(304)	24,650	(318)
Commercial mortgage-backed securities	12,174	(84)	20,165	(679)	32,339	(763)
Manufactured housing	37	—	54	(1)	91	(1)
Obligations of states and political subdivisions	959	(7)	1,245	(24)	2,204	(31)

Total mortgage-related securities	83,186	(476)	264,698	(7,256)	347,884	(7,732)

Cash and investments portfolio:
Non-mortgage-related securities:
Asset-backed securities	6,402	(7)	9,141	(73)	15,543	(80)

Total non-mortgage-related securities	6,402	(7)	9,141	(73)	15,543	(80)

Total available-for-sale securities in a gross unrealized loss position	$89,588	$(483)	$273,839	$(7,329)	$363,427	$(7,812)

At December 31, 2007, gross unrealized losses on available-for-sale securities were $15.2 billion, or approximately 4% of the fair value of such securities in an unrealized loss position, as noted in Table 4.2. The gross unrealized losses relate to approximately 69 thousand individual lots representing approximately 15 thousand separate securities. We routinely purchase multiple lots of individual securities at different times and at different costs. We determine gross unrealized gains and gross unrealized losses by specifically identifying investment positions at the lot level; therefore, some of the lots we hold for a single security may be in an unrealized gain position while other lots for that security are in an unrealized loss position, depending upon the amortized cost of the specific lot.

The evaluation of these unrealized losses for other than temporary impairment contemplates numerous factors. We perform the evaluation on a security-by-security basis considering all available information. Important factors include the length of time and extent to which the fair value has been less than book value; the impact of changes in credit ratings (i.e., rating agency downgrades); our intent and ability to retain the security in order to allow for a recovery in fair value; and an analysis of cash flows based on default and prepayment assumptions. Implicit in the cash flow analysis is information relevant to expected cash flows (such as default and prepayment assumptions) that also underlies the other impairment factors mentioned above, and we qualitatively consider all available information when assessing whether an impairment is other-than-temporary. The relative importance of this information varies based on the facts and circumstances surrounding each security, as well as the economic environment at the time of assessment. Based on the results of this evaluation, if it is determined that the impairment is other than temporary, the carrying value of the security is written down to fair value, and a loss is recognized through earnings. We consider all available information in determining the recovery period and anticipated holding periods for our available-for-sale securities. Because we are a portfolio investor, we generally hold available-for-sale securities in our retained portfolio to maturity. An important underlying factor we consider in determining the period to recover unrealized losses on our available-for-sale securities is the estimated life of the

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security. Since most of our available-for-sale securities are prepayable, the average life is far shorter than the contractual maturity.

We have concluded that the unrealized losses included in Table 4.2 are temporary since we have the ability and intent to hold to recovery. These conclusions are based on the following analysis by security type.

•	Freddie Mac and Fannie Mae securities. The unrealized losses on agency securities are primarily a result of movements in interest rates. These securities generally fit into one of two categories:

Unseasoned Securities — These securities are desirable for a resecuritization. We frequently resecuritize agency securities, typically unseasoned pass-through securities. In these resecuritization transactions, we typically retain an interest representing a majority of the cash flows, but consider the resecuritization to be a sale of all of the securities for purposes of assessing if an impairment is other-than-temporary. As these securities have generally been recently acquired, they generally have coupon rates and dollar prices close to par, so any decline in the fair value of these agency securities is minor. This means that the decline could be recovered easily, and we expect that the recovery period would be in the near term. Notwithstanding this, we do recognize other-than-temporary impairments on any of these securities that are likely to be sold, which are determined through a thorough identification process in which management evaluates the population of securities that is eligible to be included in future resecuritization transactions, and determines the specific securities that are likely to be included in resecuritizations expected to occur given current market conditions. If any of the identified securities are in a loss position, other-than-temporary impairment is recorded because management cannot assert that it has the intent to hold such securities to recovery. Any additional losses realized upon sale result from further declines in fair value. For these securities that are not likely to be sold, we expect to recover any unrealized losses by holding them to recovery.

Seasoned Securities — These securities are not desirable for a resecuritization. We hold the seasoned agency securities that are in an unrealized loss position at least to recovery. Typically, we hold all seasoned agency securities to maturity. As the principal and interest on these securities are guaranteed and as we have the intent and ability to hold these securities, any unrealized loss will be recovered.

•	Non-agency securities backed by subprime, Alt-A and other loans and commercial mortgage-backed securities. We believe the unrealized losses the non-agency mortgage-related securities are primarily a result of decreased liquidity and larger risk premiums. Our review of these securities included expected cash flow analyses based on default and prepayment assumptions. We have not identified any bonds in the portfolio that are probable of incurring a contractual principal or interest loss. As such, and based on our consideration of all available information and our ability and intent to hold these securities for a period of time sufficient to recover all unrealized losses, we have concluded that the impairment of these securities is temporary. Most of these securities are investment grade (i.e., rated BBB− or better on a Standard and Poor’s, or S&P, or equivalent scale).

Our review of the securities backed by subprime and Alt-A and other included cash flow analyses of the underlying collateral, including the collectibility of amounts that would be recovered from monoline insurers. We stress test the key assumptions in these analyses to determine whether our securities would receive their contractual payments in adverse credit environments. These tests simulate the distribution of cash flows from the underlying loans to the securities that we hold considering different default rate and severity assumptions. These tests are performed on a security-by-security basis for all our securities backed by subprime and Alt-A loans. We have concluded that the assumptions required for us to not receive all of our contractual cash flows on any one security are not probable. We also considered the impact of credit rating downgrades, including downgrades subsequent to December 31, 2007. In so doing, we have noted widespread inconsistencies in how securities with similar credit characteristics are rated, and noted that the cash flow analyses we performed indicates that it is not probable that we will not receive all of our contractual cash flows. While we consider credit ratings in our analysis, we believe that our detailed security-by-security cash flow stress test provides a more consistent view of the ultimate collectibility of contractual amounts due to us since it considers the specific credit performance and credit enhancement position of each security using the same criteria.

Furthermore, we considered significant declines in fair value between December 31, 2007 and February 25, 2008. Based on our review, default levels and actual severity experienced were within the range of underlying assumptions included in our stress test of cash flows. Based on our cash flow analyses, our consideration of all available information, and given that we have the intent and ability to hold these securities to recovery, we determined the further declines in value did not result in the impairment being other-than-temporary.

As a result of our review, we have not identified any securities in our available-for-sale portfolio where we believe it is probable a contractual principal or interest loss will be incurred. Based on this review, on our ability and intent to hold our available-for-sale securities for a sufficient time to recover all unrealized losses, and on our consideration of all available information, we have concluded that the reduction in fair value of these securities is temporary. This

281	Freddie Mac

analysis is conducted on a quarterly basis and is subject to change as new information regarding delinquencies, severities, loss timing, prepayments, and other factors becomes available.

For the years ended December 31, 2007, 2006 and 2005, we recorded impairments related to investments in securities of $365 million, $297 million and $276 million, respectively.

Table 4.3 summarizes our impairments recorded by security type and the duration of the unrealized loss prior to impairment of less than 12 months or 12 months or greater.

Table 4.3 — Security Impairments Recorded by Gross Unrealized Loss Position

	Gross Unrealized Loss Position
	Less than 12 months	12 months or greater	Total
	(in millions)

Year Ended December 31, 2007
Mortgage-related securities:
Freddie Mac	$17	$320	$337
Fannie Mae	1	12	13
Subprime	11	—	11
Manufactured housing	4	—	4

Total securities impairments	$33	$332	$365

Year Ended December 31, 2006
Mortgage-related securities:
Freddie Mac	$168	$13	$181
Fannie Mae	31	17	48
Commercial mortgage-backed securities	62	4	66
Manufactured housing	2	—	2

Total securities impairments	$263	$34	$297

Year Ended December 31, 2005
Mortgage-related securities:
Freddie Mac	$44	$—	$44
Fannie Mae	12	4	16
Non-agency and obligations of state and political subdivisions	56	160	216

Total securities impairments	$112	$164	$276

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Table 4.4 below illustrates the gross realized gains and gross realized losses received from the sale of available-for-sale securities.

Table 4.4 — Gross Realized Gains and Gross Realized Losses on Available-for-Sale Securities

	Year Ended December 31,
	2007	2006	2005
	(in millions)

Retained portfolio:
Mortgage-related securities:
Freddie Mac	$666	$164	$332
Fannie Mae	—	1	40
Subprime	4	1	—
Commercial mortgage-backed securities	3	210	360
Manufactured housing	11	—	—
Obligations of states and political subdivisions	1	—	—

Total mortgage-related securities gross realized gains	685	376	732

Cash and investments portfolio:
Non-mortgage-related securities:
Asset-backed securities	1	—	30
Obligations of state and political subdivisions	2	—	—

Total non-mortgage-related securities gross realized gains	3	—	30

Gross realized gains	688	376	762
Retained portfolio:
Mortgage-related securities:
Freddie Mac	(390)	(358)	(219)
Fannie Mae	(9)	(77)	(86)
Alt-A and other	—	—	(9)
Commercial mortgage-backed securities	—	(60)	(74)

Total mortgage-related securities gross realized losses	(399)	(495)	(388)

Cash and investments portfolio:
Non-mortgage-related securities:
Asset-backed securities	(56)	(7)	(3)
Obligations of state and political subdivisions	(1)	(14)	(1)

Total non-mortgage-related securities gross realized losses	(57)	(21)	(4)

Gross realized losses	(456)	(516)	(392)

Net realized gains (losses)	$232	$(140)	$370

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Table 4.5 summarizes, by major security type, the remaining contractual maturities and weighted average yield of available-for-sale securities.

Table 4.5 — Maturities and Weighted Average Yield of Available-For-Sale Securities

			Weighted
December 31, 2007	Amortized Cost	Fair Value	Average Yield(1)
	(dollars in millions)

Retained portfolio:
Total mortgage-related securities(2)
Due 1 year or less	$550	$548	4.12%
Due after 1 through 5 years	1,776	1,810	5.77
Due after 5 through 10 years	25,486	25,659	5.32
Due after 10 years	598,621	587,648	5.39

Total	$626,433	$615,665	5.38

Cash and investments portfolio:
Non-mortgage-related securities:
Asset-backed securities(2)
Due 1 year or less	$—	$—	—
Due after 1 through 5 years	11,327	11,302	4.99
Due after 5 through 10 years	4,665	4,640	5.04
Due after 10 years	652	646	4.98

Total	16,644	16,588	5.00

Commercial paper
Due 1 year or less	18,513	18,513	5.93
Due after 1 through 5 years	—	—	—
Due after 5 through 10 years	—	—	—
Due after 10 years	—	—	—

Total	18,513	18,513	5.93

Total non-mortgage-related securities
Due 1 year or less	18,513	18,513	5.93
Due after 1 through 5 years	11,327	11,302	4.99
Due after 5 through 10 years	4,665	4,640	5.04
Due after 10 years	652	646	4.98

Total	$35,157	$35,101	5.49

Total available-for-sale securities for retained portfolio and cash and investments portfolio:
Due 1 year or less	$19,063	$19,061	5.88
Due after 1 through 5 years	13,103	13,112	5.10
Due after 5 through 10 years	30,151	30,299	5.28
Due after 10 years	599,273	588,294	5.38

Total	$661,590	$650,766	5.39

(1)	The weighted average yield is calculated based on a yield for each individual lot held at December 31, 2007. The numerator for the individual lot yield consists of the sum of (a) the year-end interest coupon rate multiplied by the year-end unpaid principal balance and (b) the annualized amortization income or expense calculated for December 2007 (excluding any adjustments recorded for changes in the effective rate). The denominator for the individual lot yield consists of the year-end amortized cost of the lot excluding effects of other-than-temporary impairments on the unpaid principal balances of impaired lots.
(2)	Maturity information provided is based on contractual maturities, which may not represent expected life, as obligations underlying these securities may be prepaid at any time without penalty.

Table 4.6 presents the changes in AOCI, net of taxes, related to available-for-sale securities. The net unrealized holding losses, net of tax, represents the net fair value adjustments recorded on available-for-sale securities throughout the year, after the effects of our federal statutory tax rate of 35%. The net reclassification adjustment for net realized losses (gains), net of tax, represents the amount of those fair value adjustments, after the effects of our federal statutory tax rate of 35%, that have been recognized in earnings due to a sale of an available-for-sale security or the recognition of an impairment loss. See “NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES” to these consolidated financial statements for further information regarding the component of AOCI related to available-for-sale securities.

Table 4.6 — AOCI, Net of Taxes, Related to Available-For-Sale Securities

	Year Ended December 31,
		Adjusted
	2007	2006	2005
	(in millions)

Beginning balance	$(3,332)	$(3,065)	$3,751
Net unrealized holding losses, net of tax(1)	(3,792)	(551)	(6,755)
Net reclassification adjustment for net realized losses (gains), net of tax(2)(3)	84	284	(61)

Ending balance	$(7,040)	$(3,332)	$(3,065)

(1)	Net of tax benefit of $2.0 billion, $0.3 billion and $3.6 billion for the years ended December 31, 2007, 2006 and 2005, respectively.
(2)	Net of tax benefit (expense) of $45 million, $153 million and $(33) million for the years ended December 31, 2007, 2006 and 2005, respectively.
(3)	Includes the reversal of previously recorded unrealized losses that have been recognized on our consolidated statements of income as impairment losses on available-for-sale securities of $234 million, $193 million and $180 million, net of taxes, for the years ended December 31, 2007, 2006 and 2005, respectively.

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Table 4.7 summarizes the estimated fair values by major security type for trading securities held in our retained portfolio.

Table 4.7 — Trading Securities in our Retained Portfolio

	December 31,
	2007	2006
	(in millions)

Mortgage-related securities issued by:
Freddie Mac	$12,216	$6,573
Fannie Mae	1,697	802
Ginnie Mae	175	222
Other	1	—

Total trading securities in our retained portfolio	$14,089	$7,597

For the years ended December 31, 2007, 2006 and 2005 we recorded net unrealized gains (losses) on trading securities held at December 31, 2007, 2006 and 2005 of $539 million, $(7) million and $(278) million, respectively.

Total trading securities in our retained portfolio include $4.2 billion of SFAS 155 related assets as of December 31, 2007. Gains (losses) on trading securities on our consolidated statements of income include gains of $324 million related to these SFAS 155 trading securities for the year ended December 31, 2007.

Retained Portfolio Voluntary Growth Limit

We are currently operating under a voluntary, temporary limit on the growth of our retained portfolio that we instituted in response to a request by the Office of Federal Housing Enterprise Oversight, or OFHEO. Under this voluntary, temporary growth limit, the growth of our retained portfolio is limited to 2.0% annually. On September 19, 2007, OFHEO provided an interpretation regarding the calculation methodology of the voluntary, temporary growth limit. The interpretation changed the methodology for measuring the growth limit of our retained portfolio to be based on an unpaid principal balance measurement from a GAAP measurement. Compliance with the growth limit will not take into account any net increase in delinquent loan balances in the retained portfolio after September 30, 2007.

The average unpaid principal balance for the six months ended December 31, 2007, calculated using cumulative average month-end portfolio balances, was $26.9 billion below our voluntary growth limit of $742.4 billion.

Collateral Pledged

Collateral Pledged to Freddie Mac

Our counterparties are required to pledge collateral for reverse repurchase transactions and most interest-rate swap transactions subject to collateral posting thresholds generally related to a counterparty’s credit rating. Although it is our practice not to repledge assets held as collateral, a portion of the collateral may be repledged based on master agreements related to our interest-rate swap transactions. At December 31, 2007 and 2006, we did not have collateral in the form of securities pledged to and held by us under interest-rate swap agreements.

Collateral Pledged by Freddie Mac

We are also required to pledge collateral for margin requirements with third-party custodians in connection with secured financings, interest-rate swap agreements, futures and daily trade activities with some counterparties. The level of collateral pledged related to our interest-rate swap agreements is determined after giving consideration to our credit rating. As of December 31, 2007, we had two uncommitted intraday lines of credit with third parties, both of which are secured. In certain limited circumstances, the lines of credit agreements give the secured parties the right to repledge the securities underlying our financing to other third parties, including the Federal Reserve Bank.

Table 4.8 summarizes all securities pledged as collateral by us, including assets that the secured party may repledge and those that may not be repledged.

Table 4.8 — Collateral in the Form of Securities Pledged

	December 31,
	2007	2006
	(in millions)

Securities pledged with ability for secured party to repledge
Available-for-sale	$17,010	$20,463
Securities pledged without ability for secured party to repledge
Available-for-sale	793	225

Total securities pledged	$17,803	$20,688

NOTE 5: MORTGAGE LOANS AND LOAN LOSS RESERVES

We own both single-family mortgage loans, which are secured by one to four family residential properties, and multifamily mortgage loans, which are secured by properties with five or more residential rental units.

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The following table summarizes the types of loans within our retained mortgage loan portfolio as of December 31, 2007 and 2006. These balances do not include mortgage loans underlying our guaranteed PCs and Structured Securities, since these are not consolidated on our balance sheets. See “NOTE 2: FINANCIAL GUARANTEES AND TRANSFERS OF SECURITIZED INTERESTS IN MORTGAGE-RELATED ASSETS” to these consolidated financial statements for information on our securitized mortgage loans.

Table 5.1 — Mortgage Loans within the Retained Portfolio

	December 31,
	2007	2006
	(in millions)

Single-family(1):
Conventional
Fixed-rate	$20,707	$18,427
Adjustable-rate	2,700	1,233

Total conventional	23,407	19,660
FHA/VA — Fixed-rate	311	196
Rural Housing Service and other federally guaranteed loans	871	784

Total single-family	24,589	20,640

Multifamily(1):
Conventional
Fixed-rate	53,111	41,863
Adjustable-rate	4,455	3,341

Total conventional	57,566	45,204
Rural Housing Service	3	3

Total multifamily	57,569	45,207

Total unpaid principal balance of mortgage loans	82,158	65,847

Deferred fees, unamortized premiums, discounts and other cost basis adjustments	(1,868)	(171)
Lower of cost or market adjustments on loans held-for-sale	(2)	(2)
Allowance for loan losses on loans held-for-investment	(256)	(69)

Total mortgage loans, net of allowance for loan losses	$80,032	$65,605

(1)	Based on unpaid principal balances and excludes mortgage loans traded, but not yet settled.

For the years ended December 31, 2007 and 2006, we transferred $41 million and $123 million, respectively, of held-for-sale mortgage loans to held-for-investment. For the years ended December 31, 2007 and 2006, we transferred $— and $950, respectively, of held-for-investment mortgage loans to held-for-sale.

Loan Loss Reserves

We maintain an allowance for loan losses on mortgage loans that we classify as held-for-investment and a reserve for guarantee losses for mortgage loans that underlie guaranteed PCs and Structured Securities, collectively referred to as loan loss reserves. Loan loss reserves are generally established to provide for credit losses when it is probable that a loss has been incurred. For loans subject to SOP 03-3, loan loss reserves are only established when it is probable that we will be unable to collect all cash flows expected at the acquisition of the loan.

Table 5.2 summarizes loan loss reserve activity:

Table 5.2 — Detail of Loan Loss Reserves

	Year Ended December 31,
	2007			2006 (Adjusted)			2005 (Adjusted)
	Allowance	Reserve for	Total Loan	Allowance	Reserve for	Total Loan	Allowance	Reserve for	Total Loan
	for Loan	Guarantee	Loss	for Loan	Guarantee	Loss	for Loan	Guarantee	Loss
	Losses	Losses on PCs	Reserves	Losses	Losses on PCs	Reserves	Losses	Losses on PCs	Reserves
	(in millions)

Beginning balance	$69	$550	$619	$118	$430	$548	$115	$240	$355
Provision for credit losses	321	2,533	2,854	98	198	296	112	195	307
Charge-offs(1)(2)	(373)	(3)	(376)	(313)	—	(313)	(294)	—	(294)
Recoveries(1)	239	—	239	166	—	166	185	—	185
Transfers, net(3)	—	(514)	(514)	—	(78)	(78)	—	(5)	(5)

Ending balance	$256	$2,566	$2,822	$69	$550	$619	$118	$430	$548

(1)	Charge-offs and recoveries do not appear in any significant amount in the PCs and Structured Securities column. We typically purchased all loans from the pool when they became seriously delinquent, and prior to foreclosure. As a result, the charge-offs and recoveries did not typically occur within the PCs or Structured Securities.
(2)	Charge-offs related to retained mortgages represent the amount of the unpaid principal balance of a loan that has been discharged using the reserve balance to remove the loan from our retained portfolio at the time of resolution. Charge-offs exclude $156 million in 2007 related to reserve amounts previously transferred to reduce the carrying value of loans purchased under financial guarantees.
(3)	Consist of: (a) the transfer of a proportional amount of the recognized reserves for guaranteed losses related to PC pools from which the non-performing loans were purchased to establish the initial recorded investment in these loans at the date of our purchase and (b) amounts attributable to uncollectible interest on PCs and Structured Securities in our retained portfolio.

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Impaired Loans

Single-family impaired loans include performing and non-performing troubled debt restructurings, as well as delinquent loans that were purchased from mortgage pools underlying our PCs and Structured Securities and long-term standby agreements. Multifamily impaired loans include loans whose contractual terms have previously been modified due to credit concerns (including TDRs), certain loans with observable collateral deficiencies, loans impaired based on management’s judgments around other known facts and circumstances associated with those loans, and loans 60 days or more past due (except for certain credit-enhanced loans). Recorded investment on impaired loans includes the unpaid principal balance plus amortized basis adjustments, which are modifications to the loan’s carrying value.

Total loan loss reserves, as presented in “Table 5.2 — Detail of Loan Loss Reserves,” consists of a specific valuation allowance related to impaired mortgage loans, which is presented in Table 5.3, and an additional reserve for other probable incurred losses, which totaled $2,809 million, $613 million and $532 million at December 31, 2007, 2006 and 2005, respectively. Our recorded investment in impaired mortgage loans and the related valuation allowance are summarized in Table 5.3. The specific allowance presented in Table 5.3 is determined using estimates of the fair value of the underlying collateral, less estimated selling costs. Almost all of the specific allowance presented in Table 5.3 relates to multifamily loans for which estimates of the fair value of the underlying collateral, less estimated selling costs, are used.

Table 5.3 — Impaired Loans

	December 31,
	2007			2006 (Adjusted)			2005
	Recorded	Specific	Net	Recorded	Specific	Net	Recorded	Specific	Net
	Investment	Reserve	Investment	Investment	Reserve	Investment	Investment	Reserve	Investment
	(in millions)

Impaired loans having:
Related-valuation allowance	$155	$(13)	$142	$86	$(6)	$80	$54	$(16)	$38
No related-valuation allowance(1)	8,579	—	8,579	5,818	—	5,818	2,536	—	2,536

Total	$8,734	$(13)	$8,721	$5,904	$(6)	$5,898	$2,590	$(16)	$2,574

(1)	Impaired loans with no related valuation allowance primarily represent performing single-family troubled debt restructuring loans and those delinquent loans purchased out of PC pools that have not been impaired subsequent to acquisition.

For the years ended December 31, 2007, 2006 and 2005, the average recorded investment in impaired loans was $7.5 billion, $4.4 billion and $2.6 billion, respectively. The increase in impaired loans in 2007 is attributed to an increase in the average size of the unpaid principal balance for loans originated in 2006 and 2007, and higher delinquency rates overall, but especially for loans originated in these years. The increase in impaired loans in 2006 is primarily attributed to higher volumes of delinquent loans in the North Central region, which was affected by a downturn in that area’s economy.

Interest income on multifamily impaired loans is recognized on an accrual basis for loans performing under the original or restructured terms and on a cash basis for non-performing loans, which collectively totaled approximately $22 million, $25 million and $24 million for the years ended December 31, 2007, 2006 and 2005, respectively. We recorded interest income on impaired single-family loans that totaled $382 million, $177 million and $149 million for the years ended December 31, 2007, 2006 and 2005, respectively.

Interest income and management and guarantee income foregone on impaired loans approximated $141 million, $23 million and $128 million in 2007, 2006 and 2005, respectively.

Loans Acquired under Financial Guarantees

We have the option under our PC agreements to purchase mortgage loans from the loan pools that underlie our guarantees and standby commitments under certain circumstances to resolve an existing or impending delinquency or default. Effective December 2007, our general practice is to purchase loans from pools when the loans have been 120 days delinquent and (a) modified, (b) foreclosure sales occur, (c) when the loans have been delinquent for 24 months, or (d) when the cost of guarantee payments to PC holders, including advances of interest at the PC coupon, exceeds the expected cost of holding the nonperforming mortgage in our retained portfolio.

Prior to December 2007, our general practice was to automatically purchase the mortgage loans when the loans were significantly past due, generally after 120 days of delinquency. Loans purchased from PC pools that underlie our guarantees or that are covered by our standby commitments are recorded at fair value. Our estimate of the fair value of delinquent loans purchased from PC pools is determined by obtaining indicative market prices from large, experienced dealers and using an average of these market prices to estimate the initial fair value. We recognize losses on loans purchased in our consolidated statements of income if our net investment in the acquired loan is higher than its fair value. At December 31, 2007 and 2006, the unpaid principal balances of these loans were $7.0 billion and $3.0 billion, respectively, while the carrying amounts of these loans were $5.2 billion and $2.8 billion, respectively.

We account for loans acquired in accordance with SOP 03-3 if, at acquisition, the loans had credit deterioration and we do not consider it probable that we will collect all contractual cash flows from the borrower without significant delay. We

287	Freddie Mac

concluded that all loans acquired under financial guarantees during all periods presented met this criteria. The following table provides details on impaired loans acquired under financial guarantees and accounted for in accordance with SOP 03-3.

Table 5.4 — Loans Acquired Under Financial Guarantees

	Year Ended
	December 31,
		Adjusted
	2007	2006
	(in millions)

Contractual principal and interest payments at acquisition	$9,735	$5,223
Non-accretable difference	(549)	(142)

Cash flows expected to be collected at acquisition	9,186	5,081
Accretable yield	(2,717)	(648)

Initial investment in acquired loans at acquisition	$6,469	$4,433

The excess of contractual principal and interest over the undiscounted amount of cash flows we expect to collect represents a non-accretable difference that is not accreted to interest income nor displayed on the consolidated balance sheets. The amount that may be accreted into interest income on such loans is limited to the excess of our estimate of undiscounted expected principal, interest and other cash flows from the loan over our initial investment in the loan. We use internal models to project the undiscounted amount of cash flows. We consider estimated prepayments related to scheduled amortization, curtailments, full loan payoffs and foreclosures when calculating the accretable balance and the non-accretable difference. We evaluate the reasonableness of our models by comparing the results with actual performance and our assessment of current market conditions.

While these loans are seriously delinquent, no amounts are accreted to interest income in accordance with our non-accrual policy. If such a loan subsequently becomes less than three months past due, or we subsequently modify the loan and determine through a financial analysis that the borrower is able to make the modified payments, we return the loan to accrual status. Subsequent changes in estimated future cash flows to be collected related to interest-rate changes are recognized prospectively in interest income over the remaining contractual life of the loan. Decreases in estimated future cash flows to be collected due to further credit deterioration are recognized as provision for credit losses and increase our loan loss reserve. Subsequent to acquisition, we recognized $12 million in provision for credit losses on our consolidated statement of income related to these loans in 2007.

The following table provides changes in the accretable balance of these loans.

Table 5.5 — Changes in Accretable Balance

	Year Ended December 31,
		Adjusted
	2007	2006
	(in millions)

Beginning balance	$510	$—
Additions from new acquisitions	2,717	648
Accretion during the period	(193)	(104)
Reductions(1)	(504)	(58)
Change in estimated cash flows(2)	121	31
Reclassifications to or from nonaccretable difference(3)	(244)	(7)

Ending balance	$2,407	$510

(1)	Represents the recapture of losses previously recognized due to borrower repayment or foreclosure on the loan. During 2006, these recoveries were included within our losses on loans purchased.
(2)	Represents the change in expected cash flows due to troubled debt restructurings or change in prepayment assumptions of the related loans.
(3)	Represents the change in expected cash flows due to changes in credit quality or credit assumptions.

288	Freddie Mac

Delinquency Rates

Table 5.6 summarizes the delinquency performance for our total mortgage portfolio, excluding non-Freddie Mac mortgage-related securities and that portion of Structured Securities backed by Ginnie Mae Certificates.

Table 5.6 — Delinquency Performance

	At December 31,
	2007	2006	2005

Delinquencies:
Single-family:(1)
Non-credit-enhanced portfolio — excluding Structured Transactions:
Delinquency rate	0.45%	0.25%	0.30%
Total number of delinquent loans	44,948	22,671	25,977
Credit-enhanced portfolio — excluding Structured Transactions:
Delinquency rate	1.62%	1.30%	1.61%
Total number of delinquent loans	34,621	24,106	29,336
Total portfolio — excluding Structured Transactions:
Delinquency rate	0.65%	0.42%	0.53%
Total number of delinquent loans	79,569	46,777	55,313
Structured Transactions(2):
Delinquency rate	9.86%	8.36%	12.34%
Total number of delinquent loans	14,122	13,770	19,625
Total single-family portfolio(2):
Delinquency rate	0.76%	0.54%	0.71%
Total number of delinquent loans	93,691	60,547	74,938
Multifamily:(3)
Delinquency rate	0.02%	0.06%	—%
Net carrying value of delinquent loans (in millions)	$10	$30	$2

(1)	Based on the number of mortgages 90 days or more delinquent or in foreclosure. Delinquencies on mortgage loans underlying certain Structured Securities, long-term standby commitments and Structured Transactions may be reported on a different schedule due to variances in industry practice.
(2)	Structured Transactions generally have underlying mortgage loans with higher risk characteristics but may provide inherent credit protections from losses due to underlying subordination, excess interest, overcollateralization and other features. Previously reported delinquency data for Structured Transactions excluded certain information when underlying loan servicing data was not previously available. Prior period information has been revised to conform to the current period presentation, which includes loan servicing data for all Structured Transactions.
(3)	Multifamily delinquency performance is based on net carrying value of mortgages 60 days or more delinquent, and excludes multifamily Structured Transactions, which are approximately 1%, 2% and —% of our total multifamily portfolio as of December 31, 2007, 2006 and 2005, respectively. There were no delinquencies for our multifamily Structured Transactions as of December 31, 2007, 2006 and 2005.

NOTE 6: REAL ESTATE OWNED

We obtain REO properties when we are the highest bidder at foreclosure sales of properties that collateralize non-performing single-family and multifamily mortgage loans owned by us. Upon acquiring single-family properties, we establish a marketing plan to sell the property as soon as practicable by either listing it with a sales broker or by other means, such as arranging a real estate auction. Upon acquiring multifamily properties, we may operate them with third-party property-management firms for a period to stabilize value and then sell the properties through commercial real estate brokers. For each of the years ended December 31, 2007 and 2006, the weighted average holding period for our disposed REO properties was less than one year. Table 6.1 provides a summary of our REO activity.

Table 6.1 — Real Estate Owned

	REO,	Valuation	REO,
	Gross	Allowance	Net
	(in millions)

Balance, December 31, 2005	$744	$(115)	$629
Additions	1,484	(85)	1,399
Dispositions and write-downs	(1,357)	72	(1,285)

Balance, December 31, 2006	$871	$(128)	$743
Additions	2,906	(175)	2,731
Dispositions and write-downs	(1,710)	(28)	(1,738)

Balance, December 31, 2007	$2,067	$(331)	$1,736

We recognized net losses of $120 million, $59 million and $67 million on REO dispositions for the years ended December 31, 2007, 2006 and 2005, respectively, which are included in REO operations expense. The number of REO property additions increased by 39% in 2007 compared to those in 2006. Our REO additions have continued to be greatest in the North Central region of the U.S. and approximately 43% of our REO property count balance relates to properties located in this region.

289	Freddie Mac

NOTE 7: DEBT SECURITIES AND SUBORDINATED BORROWINGS

Table 7.1 summarizes the balances and effective interest rates for debt securities, as well as subordinated borrowings.

Table 7.1 — Total Debt Securities, Net

	December 31,
	2007		2006
	Balance,	Effective	Balance,	Effective
	Net(1)	Rate(2)	Net(1)	Rate(2)
	(dollars in millions)

Senior debt, due within one year:
Short-term debt securities	$197,601	4.52%	$167,385	5.14%
Current portion of long-term debt	98,320	4.44	117,879	4.10

Senior debt, due within one year	295,921	4.49	285,264	4.71

Senior debt, due after one year	438,147	5.24	452,677	5.08
Subordinated debt, due after one year	4,489	5.84	6,400	5.86

Senior and subordinated debt, due after one year	442,636	5.25	459,077	5.09

Total debt securities, net	$738,557		$744,341

(1)	Represents par value, net of associated discounts, premiums and foreign-currency-related basis adjustments.
(2)	Represents the weighted average effective rate at the end of the period, which includes the amortization of discounts or premiums and issuance costs.

Senior Debt, Due Within One Year

As indicated in Table 7.2, a majority of senior debt, due within one year (excluding current portion of long-term debt) consisted of Reference Bills® securities and discount notes, paying only principal at maturity. Reference Bills® securities, discount notes and medium-term notes are unsecured general corporate obligations. Certain medium-term notes that have original maturities of one year or less are classified as short-term debt securities. Securities sold under agreements to repurchase are effectively collateralized borrowing transactions where we sell securities with an agreement to repurchase such securities. These agreements require the underlying securities to be delivered to the dealers who arranged the transactions. Federal funds purchased are unsecuritized borrowings from commercial banks that are members of the Federal Reserve System. At both December 31, 2007 and 2006, the balance of securities sold under agreements to repurchase and federal funds purchased was $—.

Table 7.2 provides additional information related to our debt securities due within one year.

Table 7.2 — Senior Debt, Due Within One Year

	December 31,
	2007			2006
		Balance,			Balance,
	Par Value	Net(1)	Effective Rate	Par Value	Net(1)	Effective Rate
	(dollars in millions)

Reference Bills® securities and discount notes(2)	$198,323	$196,426	4.52%	$159,503	$157,553	5.14%
Medium-term notes(2)	1,175	1,175	4.36	9,832	9,832	5.16

Short-term debt securities	199,498	197,601	4.52	169,335	167,385	5.14
Current portion of long-term debt	97,262	98,320	4.44	117,972	117,879	4.10

Senior debt, due within one year	$296,760	$295,921	4.49	$287,307	$285,264	4.71

(1)	Represents par value, net of associated discounts, premiums and foreign-currency-related basis adjustments.
(2)	Represents the approximate weighted average effective rate for each instrument outstanding at the end of the period, which includes the amortization of discounts or premiums and issuance costs.

290	Freddie Mac

Senior and Subordinated Debt, Due After One Year

Table 7.3 summarizes our senior and subordinated debt, due after one year.

Table 7.3 — Senior and Subordinated Debt, Due After One Year

		December 31,
		2007			2006
	Contractual		Balance,	Interest		Balance,	Interest
	Maturity(1)	Par Value	Net(2)	Rates	Par Value	Net(2)	Rates
		(dollars in millions)

Senior debt, due after one year:(3)
Fixed-rate:
Medium-term notes — callable(4)	2009 – 2037	$169,588	$169,519	3.00% – 7.50%	$183,611	$183,532	2.57% – 7.50%
Medium-term notes — non-callable	2009 – 2028	7,122	7,399	1.00% – 14.32%	5,764	5,798	1.00% – 10.27%
U.S. dollar Reference Notes® securities — non-callable	2009 – 2032	202,139	201,745	3.38% – 7.00%	195,289	194,772	2.75% – 7.00%
€Reference Notes® securities — non-callable	2009 – 2014	9,670	9,649	3.75% – 5.75%	16,912	16,878	3.50% – 5.75%
Variable-rate:
Medium-term notes — callable(5)	2009 – 2030	22,913	22,909	Various	28,617	28,616	Various
Medium-term notes — non-callable	2009 – 2026	2,653	2,688	Various	421	460	Various
Zero-coupon:
Medium-term notes — callable(6)	2014 – 2037	45,725	9,544	—%	43,248	8,610	—%
Medium-term notes — non-callable(7)	2009 – 2037	14,493	9,556	—%	10,535	6,204	—%
Foreign-currency-related and hedging-related basis adjustments		N/A	5,138		N/A	7,807

Total senior debt, due after one year		474,303	438,147		484,397	452,677
Subordinated debt, due after one year:
Fixed-rate(8)	2011 – 2018	4,452	4,388	5.00% – 8.25%	6,382	6,309	5.00% – 8.25%
Zero-coupon(9)	2019	332	101	—%	332	91	—%

Total subordinated debt, due after one year		4,784	4,489		6,714	6,400

Total senior and subordinated debt, due after one year		$479,087	$442,636		$491,111	$459,077

(1)	Represents contractual maturities at December 31, 2007.
(2)	Represents par value of long-term debt securities and subordinated borrowings, net of associated discounts or premiums.
(3)	For debt denominated in a currency other than the U.S. dollar, the outstanding balance is based on the exchange rate at the date of the debt issuance. Subsequent changes in exchange rates are reflected in foreign-currency-related and hedging-related basis adjustments.
(4)	Includes callable Estate NotesSM securities and FreddieNotes® securities of $14.1 billion and $13.0 billion at December 31, 2007 and 2006, respectively. These debt instruments represent medium-term notes that permit persons acting on behalf of deceased beneficial owners to require us to repay principal prior to the contractual maturity date.
(5)	Includes callable Estate NotesSM securities and FreddieNotes® securities of $6.3 billion and $7.8 billion at December 31, 2007 and 2006.
(6)	The effective rates for zero-coupon medium-term notes — callable ranged from 5.57% – 7.17% at both December 31, 2007 and 2006.
(7)	The effective rates for zero-coupon medium-term notes — non-callable ranged from 3.46% – 10.68% and 2.65% – 10.68% at December 31, 2007 and 2006, respectively.
(8)	Balance, net includes callable subordinated debt of $— and $1.9 billion at December 31, 2007 and 2006, respectively.
(9)	The effective rate for zero-coupon subordinated debt, due after one year was 10.20% at both December 31, 2007 and 2006.

A portion of our long-term debt is callable. Callable debt gives us the option to redeem the debt security at par on one or more specified call dates or at any time on or after a specified call date.

Table 7.4 summarizes the contractual maturities of long-term debt securities (including current portion of long-term debt) and subordinated borrowings outstanding at December 31, 2007, assuming callable debt is paid at contractual maturity.

Table 7.4 — Senior and Subordinated Debt, Due After One Year (including current portion of long-term debt)

Contractual
Annual Maturities	Maturity(1)(2)
(in millions)

2008	$97,262
2009	79,316
2010	63,911
2011	45,966
2012	52,317
Thereafter	237,577

Total(1)	576,349
Net discounts, premiums and foreign-currency-related basis adjustments(2)	(35,393)

Senior and subordinated debt, due after one year, including current portion of long-term debt	$540,956

(1)	Represents par value of long-term debt securities and subordinated borrowings.
(2)	For debt denominated in a currency other than the U.S. dollar, the par value is based on the exchange rate at the date of the debt issuance. Subsequent changes in exchange rates are reflected in net discounts, premiums and foreign-currency-related basis adjustments.

Lines of Credit

We opened intraday lines of credit with third-parties to provide additional liquidity to fund our intraday activities through the Fedwire system in connection with the Federal Reserve Board’s revised payments system risk policy, which restricts or eliminates daylight overdrafts by GSEs, including us. At December 31, 2007, we had two secured, uncommitted lines of credit totaling $17 billion. No amounts were drawn on these lines of credit at December 31, 2007. We expect to continue to use these facilities from time to time to satisfy our intraday financing needs; however, since the lines are uncommitted, we may not be able to draw on them if and when needed.

291	Freddie Mac

NOTE 8: STOCKHOLDERS’ EQUITY

Preferred Stock

During 2007, we completed five preferred stock offerings consisting of five classes. We had two preferred stock offerings consisting of three classes during 2006. All 24 classes of preferred stock outstanding at December 31, 2007 have a par value of $1 per share. We have the option to redeem these shares, on specified dates, at their redemption price plus dividends accrued through the redemption date. In addition, all 24 classes of preferred stock are perpetual and non-cumulative, and carry no significant voting rights or rights to purchase additional Freddie Mac stock or securities. Costs incurred in connection with the issuance of preferred stock are charged to additional paid-in capital.

Table 8.1 provides a summary of our preferred stock outstanding at December 31, 2007.

Table 8.1 — Preferred Stock

					Redemption	Total
		Shares	Shares	Total Par	Price per	Outstanding	Redeemable	NYSE
	Issue Date	Authorized	Outstanding	Value	Share	Balance(1)	On or After(2)	Symbol(3)
	(in millions, except redemption price per share)

1996 Variable-rate(4)	April 26, 1996	5.00	5.00	$5.00	$50.00	$250	June 30, 2001	FRE.prB
5.81%	October 27, 1997	3.00	3.00	3.00	50.00	150	October 27, 1998	(5)
5%	March 23, 1998	8.00	8.00	8.00	50.00	400	March 31, 2003	FRE.prF
1998 Variable-rate(6)	September 23 and 29, 1998	4.40	4.40	4.40	50.00	220	September 30, 2003	FRE.prG
5.10%	September 23, 1998	8.00	8.00	8.00	50.00	400	September 30, 2003	FRE.prH
5.30%	October 28, 1998	4.00	4.00	4.00	50.00	200	October 30, 2000	(5)
5.10%	March 19, 1999	3.00	3.00	3.00	50.00	150	March 31, 2004	(5)
5.79%	July 21, 1999	5.00	5.00	5.00	50.00	250	June 30, 2009	FRE.prK
1999 Variable-rate(7)	November 5, 1999	5.75	5.75	5.75	50.00	287	December 31, 2004	FRE.prL
2001 Variable-rate(8)	January 26, 2001	6.50	6.50	6.50	50.00	325	March 31, 2003	FRE.prM
2001 Variable-rate(9)	March 23, 2001	4.60	4.60	4.60	50.00	230	March 31, 2003	FRE.prN
5.81%	March 23, 2001	3.45	3.45	3.45	50.00	173	March 31, 2011	FRE.prO
6%	May 30, 2001	3.45	3.45	3.45	50.00	173	June 30, 2006	FRE.prP
2001 Variable-rate(10)	May 30, 2001	4.02	4.02	4.02	50.00	201	June 30, 2003	FRE.prQ
5.70%	October 30, 2001	6.00	6.00	6.00	50.00	300	December 31, 2006	FRE.prR
5.81%	January 29, 2002	6.00	6.00	6.00	50.00	300	March 31, 2007	(5)
2006 Variable-rate(11)	July 17, 2006	15.00	15.00	15.00	50.00	750	June 30, 2011	FRE.prS
6.42%	July 17, 2006	5.00	5.00	5.00	50.00	250	June 30, 2011	FRE.prT
5.90%	October 16, 2006	20.00	20.00	20.00	25.00	500	September 30, 2011	FRE.prU
5.57%	January 16, 2007	44.00	44.00	44.00	25.00	1,100	December 31, 2011	FRE.prV
5.66%	April 16, 2007	20.00	20.00	20.00	25.00	500	March 31, 2012	FRE.prW
6.02%	July 24, 2007	20.00	20.00	20.00	25.00	500	June 30, 2012	FRE.prX
6.55%	September 28, 2007	20.00	20.00	20.00	25.00	500	September 30, 2017	FRE.prY
2007 Fixed-to-floating Rate(12)	December 4, 2007	240.00	240.00	240.00	25.00	6,000	December 31, 2012	FRE.prZ

Total		464.17	464.17	$464.17		$14,109

(1)	Amounts stated at redemption value.
(2)	As long as the capital monitoring framework established by OFHEO in January 2004 remains in effect, any preferred stock redemption will require prior approval by OFHEO. See “NOTE 9: REGULATORY CAPITAL” to these consolidated financial statements for more information.
(3)	Preferred stock is listed on the New York Stock Exchange, or NYSE, unless otherwise noted.
(4)	Dividend rate resets quarterly and is equal to the sum of three-month London Interbank Offered Rate, or LIBOR, plus 1% divided by 1.377, and is capped at 9.00%.
(5)	Not listed on any exchange.
(6)	Dividend rate resets quarterly and is equal to the sum of three-month LIBOR plus 1% divided by 1.377, and is capped at 7.50%.
(7)	Dividend rate resets on January 1 every five years after January 1, 2005 based on a five-year Constant Maturity Treasury, or CMT, rate, and is capped at 11.00%. Optional redemption on December 31, 2004 and on December 31 every five years thereafter.
(8)	Dividend rate resets on April 1 every two years after April 1, 2003 based on the two-year CMT rate plus 0.10%, and is capped at 11.00%. Optional redemption on March 31, 2003 and on March 31 every two years thereafter.
(9)	Dividend rate resets on April 1 every year based on 12-month LIBOR minus 0.20%, and is capped at 11.00%. Optional redemption on March 31, 2003 and on March 31 every year thereafter.
(10)	Dividend rate resets on July 1 every two years after July 1, 2003 based on the two-year CMT rate plus 0.20%, and is capped at 11.00%. Optional redemption on June 30, 2003 and on June 30 every two years thereafter.
(11)	Dividend rate resets quarterly and is equal to the sum of three-month LIBOR plus 0.50% but not less than 4.00%.
(12)	Dividend rate is set at an annual fixed rate of 8.375% from December 4, 2007 through December 31, 2012. For the period beginning on or after January 1, 2013, dividend rate resets quarterly and is equal to the higher of (a) the sum of three-month LIBOR plus 4.16% per annum or (b) 7.875% per annum. Optional redemption on December 31, 2012, and on December 31 every five years thereafter.

Stock Repurchase and Issuance Programs

During 2007, we completed five non-cumulative, perpetual preferred stock offerings with aggregate proceeds of $8.6 billion, including $6.0 billion of fixed-to-floating to increase our capital position and $500 million of 6.55% non-cumulative, perpetual preferred stock for general corporate purposes. We also issued $500 million of 6.02% and $500 million of 5.66% non-cumulative, perpetual preferred stock and repurchased $1.0 billion (approximately 16.1 million shares) of outstanding common stock, thereby completing our plan announced in March 2007 to replace $1.0 billion of common stock with an equal amount of preferred stock. In addition, we issued $1.1 billion of 5.57% non-cumulative, perpetual preferred stock, consisting of $500 million to complete our plan announced in October 2005 to replace $2.0 billion of common stock with an equal amount of preferred stock and $600 million to replace higher-cost preferred stock that we redeemed.

292	Freddie Mac

During 2006, we repurchased $2.0 billion of outstanding shares of common stock and issued $1.5 billion of non-cumulative, perpetual preferred stock in connection with our plan announced in October 2005 to replace $2.0 billion of common stock with an equal amount of preferred stock.

In accordance with OFHEO’s capital monitoring framework, we obtained OFHEO’s approval for the preferred stock redemption and common stock repurchase activities described above.

Common Stock Dividends Declared

Common stock dividends declared per share were $1.75, $1.91 and $1.52 for 2007, 2006 and 2005, respectively.

NOTE 9: REGULATORY CAPITAL

Regulatory Capital Standards

The Federal Housing Enterprises Financial Safety and Soundness Act of 1992, or GSE Act, established minimum, critical and risk-based capital standards for us.

Those standards determine the amounts of core capital and total capital that we must maintain to meet regulatory capital requirements. Core capital consists of the par value of outstanding common stock (common stock issued less common stock held in treasury), the par value of outstanding non-cumulative, perpetual preferred stock, additional paid-in capital and retained earnings, as determined in accordance with GAAP. Total capital includes core capital and general reserves for mortgage and foreclosure losses and any other amounts available to absorb losses that OFHEO includes by regulation.

Minimum Capital

The minimum capital standard requires us to hold an amount of core capital that is generally equal to the sum of 2.50% of aggregate on-balance sheet assets and approximately 0.45% of the sum of our PCs and Structured Securities outstanding and other aggregate off-balance sheet obligations. As discussed below, in 2004 OFHEO implemented a framework for monitoring our capital adequacy, which includes a mandatory target capital surplus of 30% over the minimum capital requirement.

Critical Capital

The critical capital standard requires us to hold an amount of core capital that is generally equal to the sum of 1.25% of aggregate on-balance sheet assets and approximately 0.25% of the sum of our PCs and Structured Securities outstanding and other aggregate off-balance sheet obligations.

Risk-Based Capital

The risk-based capital standard requires the application of a stress test to determine the amount of total capital that we must hold to absorb projected losses resulting from adverse interest-rate and credit-risk conditions specified by the GSE Act and adds 30% additional capital to provide for management and operations risk. The adverse interest-rate conditions prescribed by the GSE Act include an “up-rate scenario” in which 10-year Treasury yields rise by as much as 75% and a “down-rate scenario” in which they fall by as much as 50%. The credit risk component of the stress tests simulates the performance of our mortgage portfolio based on loss rates for a benchmark region. The criteria for the benchmark region are established by the GSE Act and are intended to capture the credit-loss experience of the region that experienced the highest historical rates of default and severity of mortgage losses for two consecutive origination years.

Classification

OFHEO monitors our performance with respect to the three regulatory capital standards by classifying our capital adequacy not less than quarterly.

To be classified as “adequately capitalized,” we must meet both the risk-based and minimum capital standards. If we fail to meet the risk-based capital standard, we cannot be classified higher than “undercapitalized.” If we fail to meet the minimum capital requirement but exceed the critical capital requirement, we cannot be classified higher than “significantly undercapitalized.” If we fail to meet the critical capital standard, we must be classified as “critically undercapitalized.” In addition, OFHEO has discretion to reduce our capital classification by one level if OFHEO determines that we are engaging in conduct OFHEO did not approve that could result in a rapid depletion of core capital or determines that the value of property subject to mortgage loans we hold or guarantee has decreased significantly.

If we were classified as adequately capitalized, we generally could pay a dividend on our common or preferred stock or make other capital distributions (which includes common stock repurchases and preferred stock redemptions) without prior OFHEO approval so long as the payment would not decrease total capital to an amount less than our risk-based capital requirement and would not decrease our core capital to an amount less than our minimum capital requirement. However, because we are currently subject to the regulatory capital monitoring framework described below, we are required to obtain OFHEO’s prior approval of certain capital transactions, including common stock repurchases, redemption of any preferred stock or payment of dividends on preferred stock above stated contractual rates.

293	Freddie Mac

If we were classified as undercapitalized, we would be prohibited from making a capital distribution that would reduce our core capital to an amount less than our minimum capital requirement. We also would be required to submit a capital restoration plan for OFHEO approval, which could adversely affect our ability to make capital distributions.

If we were classified as significantly undercapitalized, we would be prohibited from making any capital distribution that would reduce our core capital to less than the critical capital level. We would otherwise be able to make a capital distribution only if OFHEO determined that the distribution would: (a) enhance our ability to meet the risk-based capital standard and the minimum capital standard promptly; (b) contribute to our long-term financial safety and soundness; or (c) otherwise be in the public interest. Also under this classification, OFHEO could take action to limit our growth, require us to acquire new capital or restrict us from activities that create excessive risk. We also would be required to submit a capital restoration plan for OFHEO approval, which could adversely affect our ability to make capital distributions.

If we were classified as critically undercapitalized, OFHEO would be required to appoint a conservator for us, unless OFHEO made a written finding that it should not do so and the Secretary of the Treasury concurred in that determination. We would be able to make a capital distribution only if OFHEO determined that the distribution would: (a) enhance our ability to meet the risk-based capital standard and the minimum capital standard promptly; (b) contribute to our long-term financial safety and soundness; or (c) otherwise be in the public interest.

Performance Against Regulatory Capital Standards

OFHEO has never classified us as other than “adequately capitalized,” the highest possible classification, reflecting our compliance with the minimum, critical and risk-based capital requirements.

Table 9.1 summarizes our regulatory capital requirements and surpluses.

Table 9.1 — Regulatory Capital Requirements(1)

	December 31,
		(Adjusted)
	2007	2006
	(in millions)

Minimum capital requirement(2)	$26,473	$25,607
Core capital(2)	37,867	35,365
Minimum capital surplus(2)	11,394	9,758

Critical capital requirement(2)	$13,618	$13,119
Core capital(2)	37,867	35,365
Critical capital surplus(2)	24,249	22,246

Risk-based capital requirement(3)	N/A	$15,320
Total capital(3)	N/A	36,742
Risk-based capital surplus(3)	N/A	21,422

(1)	OFHEO is the authoritative source of the capital calculations that underlie our capital classifications.
(2)	Amounts for 2007 and 2006 are based on amended reports we will submit to OFHEO.
(3)	OFHEO determines the amounts reported with respect to our risk-based capital requirement. Amounts for 2007 are not yet available and amounts for 2006 are those calculated by OFHEO prior to the adjustment of our 2006 financial results.

Factors that could adversely affect the adequacy of our capital in future periods include GAAP net losses; continued declines in home prices; increases in our credit and interest-rate risk profiles; adverse changes in interest-rate or implied volatility; adverse option-adjusted spread, or OAS, changes; legislative or regulatory actions that increase capital requirements; or changes in accounting practices or standards. See “NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — Recently Issued Accounting Standards, Not Yet Adopted” to these consolidated financial statements for more information. In particular, interest-rate levels or implied volatility can affect the amount of our core capital, even if we were economically well hedged against interest-rate changes, because certain gains or losses are recognized through GAAP earnings while other offsetting gains or losses may not be. Changes in OAS can also affect the amount of our core capital, because OAS are a factor in the valuation of our guaranteed mortgage portfolio.

Subordinated Debt Commitment

In October 2000, we announced our voluntary adoption of a series of commitments designed to enhance market discipline, liquidity and capital. In September 2005, we entered into a written agreement with OFHEO that updated those commitments and set forth a process for implementing them. Under the terms of this agreement, we committed to issue qualifying subordinated debt for public secondary market trading and rated by no fewer than two nationally recognized statistical rating organizations in a quantity such that the sum of total capital plus the outstanding balance of qualifying subordinated debt will equal or exceed the sum of 0.45% of our PCs and Structured Securities outstanding and 4% of our on-balance sheet assets at the end of each quarter. Qualifying subordinated debt is defined as subordinated debt that contains a deferral of interest payments for up to five years if our core capital falls below 125% of our critical capital requirement or our core capital falls below our minimum capital requirement and pursuant to our request, the Secretary of the Treasury exercises discretionary authority to purchase our obligations under Section 306(c) of our charter. Qualifying subordinated

294	Freddie Mac

debt will be discounted for the purposes of this commitment as it approaches maturity with one-fifth of the outstanding amount excluded each year during the instrument’s last five years before maturity. When the remaining maturity is less than one year, the instrument is entirely excluded.

Table 9.2 summarizes our compliance with our subordinated debt commitment.

Table 9.2 — Subordinated Debt Commitment

	December 31,
		(Adjusted)
	2007	2006
	(in millions)

Total on-balance sheet assets and PCs and Structured Securities outstanding target(1)(2)	$38,000	$37,249
Total capital plus qualifying subordinated debt(2)	44,559	41,997
Surplus(2)	6,559	4,748

(1)	Equals the sum of 0.45% of our PCs and Structured Securities held by third parties and 4% of on-balance sheet assets.
(2)	Amounts for 2007 and 2006 are based on amended reports we will submit to OFHEO.

Regulatory Capital Monitoring Framework

In a letter dated January 28, 2004, OFHEO created a framework for monitoring our capital. The letter directed that we maintain a 30% mandatory target capital surplus over our minimum capital requirement, subject to certain conditions and variations; that we submit weekly reports concerning our capital levels; and that we obtain prior approval of certain capital transactions.

Our failure to meet the 30% mandatory target capital surplus would result in an OFHEO inquiry regarding the reason for such failure. If OFHEO were to determine that we had acted unreasonably regarding our compliance with the framework, as set forth in OFHEO’s letter, OFHEO could seek to require us to submit a remedial plan or take other remedial steps.

In addition, under this framework, we are required to obtain prior written approval from the Director of OFHEO before engaging in certain capital transactions, including common stock repurchases, redemption of any preferred stock or payment of dividends on preferred stock above stated contractual rates. We must also submit a written report to the Director of OFHEO after the declaration, but before the payment, of any dividend on our common stock. The report must contain certain information on the amount of the dividend, the rationale for the payment and the impact on our capital surplus.

This framework will remain in effect until the Director of OFHEO determines that it should be modified or expire. OFHEO’s letter indicated that this determination would consider our resumption of timely financial and regulatory reporting that complies with GAAP, among other factors.

Table 9.3 summarizes our compliance with the 30% mandatory target capital surplus portion of OFHEO’s capital monitoring framework.

Table 9.3 — Mandatory Target Capital Surplus

	December 31,
		(Adjusted)
	2007	2006
	(in millions)

Minimum capital requirement plus 30% add-on(1)	$34,415	$33,289
Core capital(1)	37,867	35,365
Surplus(1)	3,452	2,076

(1)	Amounts for 2007 and 2006 are based on amended reports we will submit to OFHEO.

NOTE 10: STOCK-BASED COMPENSATION

We have three stock-based compensation plans under which grants are being made: (a) the ESPP; (b) the 2004 Stock Compensation Plan, or 2004 Employee Plan; and (c) the 1995 Directors’ Stock Compensation Plan, as amended and restated, or Directors’ Plan. Prior to the stockholder approval of the 2004 Employee Plan, employee stock-based compensation was awarded in accordance with the terms of the 1995 Stock Compensation Plan, or 1995 Employee Plan. Although grants are no longer made under the 1995 Employee Plan, we currently have awards outstanding under this plan. We collectively refer to the 2004 Employee Plan and 1995 Employee Plan as the Employee Plans.

Common stock delivered under these plans may consist of authorized but previously unissued shares, treasury stock or shares acquired in market transactions on behalf of the participants. During 2007, we granted restricted stock units as stock-based awards. Such awards, discussed below, are generally forfeitable for at least one year after the grant date, with vesting provisions contingent upon service requirements.

Stock Options

Stock options granted allow for the purchase of our common stock at an exercise price equal to the fair market value of our common stock on the grant date. During 2006, the 2004 Employee Plan was amended to change the definition of fair

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market value to the closing sales price of a share of common stock from the average of the high and low sales prices, effective for all grants after December 6, 2006. Options generally may be exercised for a period of 10 years from the grant date, subject to a vesting schedule commencing on the grant date.

Stock options that we previously granted included dividend equivalent rights. Depending on the terms of the grant, the dividend equivalents may be paid when and as dividends on our common stock are declared. Alternatively, dividend equivalents may be paid upon exercise or expiration of the stock option. Subsequent to November 30, 2005, dividend equivalent rights were no longer granted in connection with awards of stock options to grantees to address Internal Revenue Code Section 409A.

Restricted Stock Units

A restricted stock unit entitles the grantee to receive one share of common stock at a specified future date. Restricted stock units do not have voting rights, but do have dividend equivalent rights, which are (a) paid to restricted stock unit holders who are employees as and when dividends on common stock are declared or (b) accrued as additional restricted stock units for non-employee members of our board of directors.

Restricted Stock

Restricted stock entitles participants to all the rights of a stockholder, including dividends, except that the shares awarded are subject to a risk of forfeiture and may not be disposed of by the participant until the end of the restriction period established at the time of grant.

Stock-Based Compensation Plans

The following is a description of each of our stock-based compensation plans under which grants are currently being made.

ESPP

We have an ESPP that is qualified under Internal Revenue Code Section 423. Under the ESPP, substantially all full-time and part-time employees that choose to participate in the ESPP have the option to purchase shares of common stock at specified dates, with an annual maximum market value of $20,000 per employee as determined on the grant date. The purchase price is equal to 85% of the lower of the average price (average of the daily high and low prices) of the stock on the grant date or the average price of the stock on the purchase (exercise) date.

At December 31, 2007, the maximum number of shares of common stock authorized for grant to employees totaled 6.8 million shares, of which approximately 0.7 million shares had been issued and approximately 6.1 million shares remained available for grant. At December 31, 2007, no options to purchase stock were exercisable under the ESPP, as the options to purchase stock outstanding at year-end become exercisable subsequent to year-end, and are exercised or forfeited during the subsequent year.

2004 Employee Plan

Under the 2004 Employee Plan, we may grant employees stock-based awards, including stock options, restricted stock units and restricted stock. In addition, we have the right to impose performance conditions with respect to these awards. Employees may also be granted stock appreciation rights; however, at December 31, 2007, no stock appreciation rights had been granted under the 2004 Employee Plan. At December 31, 2007, the maximum number of shares of common stock authorized for grant to employees in accordance with the 2004 Employee Plan totaled 14.5 million shares, of which approximately 4.2 million shares had been issued and approximately 10.3 million shares remained available for grant.

Directors’ Plan

Under the Directors’ Plan, we are permitted to grant stock options, restricted stock units and restricted stock to non-employee members of our board of directors. At December 31, 2007, the maximum number of shares of common stock authorized for grant to members of our board of directors in accordance with the Directors’ Plan totaled 2.4 million shares, of which approximately 0.9 million shares had been issued and approximately 1.5 million shares remained available for grant.

See “NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES” to these consolidated financial statements for a description of the accounting treatment for stock-based compensation, including grants under the ESPP, Employee Plans and Directors’ Plan.

Estimates used to determine the assumptions noted in the table below are determined as follows:

(a)	the expected volatility is based on the historical volatility of the stock over a time period equal to the expected life;

(b)	the weighted average volatility is the weighted average of the expected volatility;

(c)	the weighted average expected dividend yield is based on the most recent dividend announcement relative to the grant date and the stock price at the grant date;

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(d)	the weighted average expected life is based on historical option exercise experience; and

(e)	the weighted average risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of the grant.

Changes in the assumptions used to calculate the fair value of stock options could result in materially different fair value estimates. The actual value of stock options will depend on the market value of our common stock when the stock options are exercised.

Table 10.1 summarizes the assumptions used in determining the fair values of options granted under our stock-based compensation plans using a Black-Scholes option-pricing model as well as the weighted average grant-date fair value of options granted and the total intrinsic value of options exercised.

Table 10.1 — Assumptions and Valuations

	ESPP			Employee Plans and Directors’ Plan
	2007	2006	2005	2007(1)	2006	2005(2)
	(dollars in millions, except share-related amounts)

Assumptions:
Expected volatility	11.1% to 45.4%	11.2% to 18.7%	16.8% to 21.1%	N/A	27.8% to 28.9%	18.4% to 30.3%
Weighted average:
Volatility	26.22%	15.7%	19.7%	N/A	28.7%	30.0%
Expected dividend yield	3.44%	2.98%	2.15%	N/A	3.09%	—
Expected life	3 months	3 months	3 months	N/A	7.1 years	7.4 years
Risk-free interest rate	4.57%	4.82%	3.20%	N/A	4.91%	4.23%
Valuations:
Weighted average grant-date fair value of options granted	$11.25	$11.20	$11.56	N/A	$16.78	$26.84
Total intrinsic value of options exercised	$2	$3	$2	$7	$20	$32
(1) No options were granted under the Employee Plans and Directors’ Plan.

(2)	The value of the dividend equivalent feature of options for the Employee Plans and Directors’ Plan was incorporated into the Black-Scholes model by using an expected dividend yield of —%. To account for a modification of stock options on November 30, 2005, the dividend equivalent feature of affected stock options for the Employee Plans and Directors’ Plan was valued separately. Other assumptions used to value the affected stock options were as follows: (a) expected volatility of 25.4%, (b) expected dividend yield of 2.96%, (c) expected life of 5.1 years and (d) risk-free interest rate of 4.34%. Subsequent to November 30, 2005, dividend equivalent rights are no longer granted in connection with new awards of stock options to grantees.

Table 10.2 provides a summary of activity under the ESPP for the year ended December 31, 2007 and those options to purchase stock that are exercisable at December 31, 2007.

Table 10.2 — ESPP Activity

	Options to		Weighted Average	Aggregate
	Purchase	Weighted Average	Remaining	Intrinsic
	Stock	Exercise Price	Contractual Term	Value
	(dollars in millions, except share-related amounts)

Outstanding at January 1, 2007(1)	52,898	$58.09
Granted(1)	277,091	49.73
Exercised	(238,913)	50.73
Forfeited or expired	(8,510)	51.78

Outstanding at December 31, 2007(1)	82,566	42.71	1 month	$—

Exercisable at December 31, 2007	—	—	—	$—

(1)	Weighted average exercise price noted for options to purchase stock granted under the ESPP is calculated based on the average price on the grant date.

Table 10.3 provides a summary of option activity under the Employee Plans and Directors’ Plan for the year ended December 31, 2007, and options exercisable at December 31, 2007.

Table 10.3 — Employee Plans and Directors’ Plan Option Activity

			Weighted Average	Aggregate
	Stock	Weighted Average	Remaining	Intrinsic
	Options	Exercise Price	Contractual Term	Value
	(dollars in millions, except share-related amounts)

Outstanding at January 1, 2007	5,851,925	$58.43
Granted	—	—
Exercised	(390,891)	45.67
Forfeited or expired	(366,179)	61.73

Outstanding at December 31, 2007	5,094,855	59.17	4.82 years	$—

Exercisable at December 31, 2007	4,070,825	58.84	4.25 years	$—

We received cash of $18 million from the exercise of stock options under the Employee Plans and the Directors’ Plan during 2007. We realized a tax benefit of $2 million as a result of tax deductions available to us upon the exercise of stock options under the Employee Plans and the Directors’ Plan during 2007. During 2007 and 2006, we did not pay cash to settle share-based liability awards granted under share-based payment arrangements associated with the Employee Plans and the Directors’ Plan. During 2005, we paid $1 million to settle share-based awards.

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Table 10.4 provides a summary of activity related to restricted stock units and restricted stock under the Employee Plans and the Directors’ Plan.

Table 10.4 — Employee Plans and Directors’ Plan Restricted Stock Units and Restricted Stock Activity

	Restricted	Weighted Average		Weighted Average
	Stock Units	Grant-Date Fair Value	Restricted Stock	Grant-Date Fair Value

Outstanding at January 1, 2007	2,404,575	$63.35	41,160	$60.75
Granted(1)	1,592,659	58.84	—	—
Lapse of restrictions	(773,660)	63.76	—	—
Forfeited	(325,681)	61.37	—	—

Outstanding at December 31, 2007	2,897,893	60.96	41,160	60.75

(1)	During 2007, restricted stock units granted under the Employee Plans and the Directors’ Plan were 1,572,232 and 20,427, respectively.

The total fair value of restricted stock units vested during 2007, 2006 and 2005 was $44 million, $24 million and $42 million, respectively. No restricted stock vested in 2007. The total fair value of restricted stock vested during 2006 and 2005 was $2 million and $5 million, respectively. We realized a tax benefit of $15 million and $9 million, respectively, as a result of tax deductions available to us upon the lapse of restrictions on restricted stock units and restricted stock under the Employee Plans and the Directors’ Plan during 2007 and 2006.

Table 10.5 provides information on compensation expense related to stock-based compensation plans.

Table 10.5 — Compensation Expense Related to Stock-based Compensation

	Year Ended December 31,
	2007	2006	2005
	(in millions)

Stock-based compensation expense recorded on our consolidated statements of stockholders’ equity	$81	$60	$67
Other stock-based compensation expense(1)	1	3	2

Total stock-based compensation expense(2)	$82	$63	$69

Tax benefit related to compensation expense recognized on our consolidated statements of income	$28	$21	$23
Compensation expense capitalized within other assets on our consolidated balance sheets	7	5	5

(1)	For 2007 and 2006, primarily consisted of dividend equivalents paid on stock options and restricted stock units that have been or are expected to be forfeited. Also included expense related to share-based liability awards granted under share-based payment arrangements.
(2)	Component of salaries and employee benefits expense as recorded on our consolidated statements of income.

As of December 31, 2007, $107 million of compensation expense related to non-vested awards had not yet been recognized in earnings. This amount is expected to be recognized in earnings over the next four years. During 2007, the modifications of individual awards, which provided for continued or accelerated vesting, were made to fewer than 60 employees and resulted in a reduction of compensation expense of $0.3 million. During 2006, the modification of individual awards, which provided for continued or accelerated vesting, was made to fewer than 20 employees and resulted in incremental compensation expense of $0.1 million.

NOTE 11: DERIVATIVES

We use derivatives to conduct our risk management activities. We principally use the following types of derivatives:

•	LIBOR- and the Euro Interbank Offered Rate, or Euribor-, based interest-rate swaps;

•	LIBOR- and Treasury-based options (including swaptions);

•	LIBOR- and Treasury-based exchange-traded futures; and

•	Foreign-currency swaps.

Our derivative portfolio also includes certain forward purchase and sale commitments and other contractual agreements, including credit derivatives and swap guarantee derivatives in which we guarantee the sponsor’s or the borrower’s performance as a counterparty on certain interest-rate swaps.

At December 31, 2007, we did not have any derivatives in hedge accounting relationships. However, there are amounts recorded in AOCI related to terminated or de-designated cash flow relationships. These deferred gains and losses on closed cash flow hedges are recognized in earnings as the originally forecasted transactions affect earnings.

During 2006 and 2005, we discontinued hedge accounting for substantially all of our hedge relationships. At the beginning of the second quarter of 2005, we voluntarily discontinued hedge accounting treatment for all new forward purchase commitments and the majority of our new commitments to forward sell mortgage-related securities. In addition, effective March 31, 2006, we discontinued hedge accounting treatment for all remaining derivatives in hedge relationships, with the exception of certain derivatives related to foreign-currency debt issuances and certain commitments to forward sell mortgage-related securities. The discontinuation resulted in the movement of receive-fixed swaps with a notional amount of approximately $58.8 billion from the fair value hedge designation to no hedge designation and the movement of foreign-

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currency swaps with a notional amount of approximately $550 million from the cash flow hedge designation to no hedge designation. Hedge accounting treatment for the remaining derivatives related to foreign-currency debt issuances was voluntarily discontinued on December 1, 2006, resulting in a movement of receive-fixed swaps and foreign-currency swaps with a notional amount of approximately $56 billion from the fair value hedge designation to no hedge designation. We believe that our voluntary discontinuation of hedge accounting treatment for these derivatives assisted us in addressing the operational complexity and related control remediation efforts that would have otherwise been needed to ensure ongoing compliance with the requirements for obtaining and maintaining hedge accounting treatment. Upon the discontinuance of hedge accounting, in each of the instances noted above no amounts deferred in accumulated other comprehensive income were immediately recognized in earnings as a result of forecasted transactions being deemed probable of not occurring. We plan to implement new hedge accounting strategies in 2008.

We record changes in the fair value of derivatives not in hedge accounting relationships as derivative gains (losses) on our consolidated statements of income. Any associated interest received or paid is recognized on an accrual basis and also recorded in derivative gains (losses) on our consolidated statements of income.

The carrying value of our derivatives on our consolidated balance sheets is equal to their fair value, including net derivative interest receivable or payable and is net of cash collateral held or posted, where allowable by a master netting agreement. Derivatives in a net asset position are reported as derivative assets, net. Similarly, derivatives in a net liability position are reported as derivative liabilities, net.

Cash collateral we obtained from counterparties to derivative contracts that has been offset against derivative assets, net at December 31, 2007 and December 31, 2006 was $6.5 billion and $9.6 billion, respectively. Cash collateral we posted to counterparties to derivative contracts that has been offset against derivative liabilities, net at December 31, 2007 and December 31, 2006 was $344 million and $57 million, respectively.

At December 31, 2007 and December 31, 2006, there were no amounts of cash collateral that were not offset against derivative assets, net or derivative liabilities, net, as applicable. See “NOTE 17: CONCENTRATION OF CREDIT AND OTHER RISKS” to these consolidated financial statements for further information related to our derivative counterparties.

As shown in Table 11.1, the total AOCI, net of taxes, related to cash flow hedge relationships was a loss of $4.1 billion at December 31, 2007, composed of deferred net losses on closed cash flow hedges. Closed cash flow hedges involve derivatives that have been terminated or are no longer designated as cash flow hedges. Fluctuations in prevailing market interest rates have no impact on the deferred portion of AOCI relating to losses on closed cash flow hedges.

Over the 12 months beginning January 1, 2008, we estimate that approximately $865 million of deferred losses in AOCI, net of taxes, will be reclassified into earnings. The maximum remaining length of time over which we have hedged the exposure related to the variability in future cash flows on forecasted transactions, primarily interest payments on forecasted debt issuances, is 26 years. However, over 70% and 90% of the AOCI, net of taxes, balance relating to cash flow hedges at December 31, 2007 is linked to forecasted transactions occurring in the next five and ten years, respectively. The occurrence of forecasted transactions may be satisfied by either periodic issuances of short-term debt over the required time period or longer-term debt, such as Reference Notes® securities.

Table 11.1 presents the changes in AOCI, net of taxes, related to derivatives designated as cash flow hedges. Net change in fair value related to cash flow hedging activities, net of tax, represents the net change in the fair value of the derivatives that were designated as cash flow hedges, after the effects of our federal statutory tax rate of 35%, to the extent the hedges were effective. Net reclassifications of losses to earnings, net of tax, represents the AOCI amount, after the effects of our federal statutory tax rate of 35%, that was recognized in earnings as the originally hedged forecasted transactions affected earnings, unless it was deemed probable that the forecasted transaction would not occur. If it is probable that the forecasted transaction will not occur, then the deferred gain or loss associated with the hedge related to the forecasted transaction would be reclassified into earnings immediately.

Table 11.1 — AOCI, Net of Taxes, Related to Cash Flow Hedge Relationships

	Year Ended December 31,
		Adjusted
	2007	2006	2005
	(in millions)

Beginning balance(1)	$(5,032)	$(6,286)	$(7,923)
Net change in fair value related to cash flow hedging activities, net of tax(2)	(30)	(8)	66
Net reclassifications of losses to earnings, net of tax(3)	1,003	1,262	1,571

Ending balance(1)	$(4,059)	$(5,032)	$(6,286)

(1)	Represents the effective portion of the fair value of open derivative contracts (i.e., net unrealized gains and losses) and net deferred gains and losses on closed (i.e., terminated or redesignated) cash flow hedges.
(2)	Net of tax (benefit) expense of $(16) million, $(5) million, and $36 million for years ended December 31, 2007, 2006 and 2005, respectively.
(3)	Net of tax benefit of $540 million, $680 million and $846 million for years ended December 31, 2007, 2006 and 2005, respectively.

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During 2006 and 2005, our hedge accounting relationships primarily consisted of hedging benchmark interest-rate risk related to the forecasted issuances of debt that were designated as cash flow hedges, and fair value hedges of benchmark interest-rate risk and/or foreign currency risk on existing fixed-rate debt. Table 11.2 summarizes certain gains (losses) and hedge ineffectiveness recognized related to our hedge accounting categories.

Table 11.2 — Hedge Accounting Categories Information

	Year Ended
	December 31,
	2007	2006	2005
	(in millions)

Fair value hedges
Hedge ineffectiveness recognized in other income — pre-tax(1)	$—	$2	$22
Cash flow hedges
Hedge ineffectiveness recognized in other income — pre-tax(1)	—	—	—
Net pre-tax gains (losses) resulting from the determination that it was probable that forecasted transactions would not occur(2)	—	—	(25)

(1)	No amounts have been excluded from the assessment of effectiveness.
(2)	These forecasted transactions relate to the purchase or sale of mortgage loans and mortgage-related securities.

NOTE 12: LEGAL CONTINGENCIES

We are involved as a party to a variety of legal proceedings arising from time to time in the ordinary course of business including, among other things, contractual disputes, personal injury claims, employment-related litigation and other legal proceedings incidental to our business. We are frequently involved, directly or indirectly, in litigation involving mortgage foreclosures. From time to time, we are also involved in proceedings arising from our termination of a seller/servicer’s eligibility to sell mortgages to, and service mortgages for, us. In these cases, the former seller/servicer sometimes seeks damages against us for wrongful termination under a variety of legal theories. In addition, we are sometimes sued in connection with the origination or servicing of mortgages. These suits typically involve claims alleging wrongful actions of seller/servicers. Our contracts with our seller/servicers generally provide for indemnification against liability arising from their wrongful actions.

Litigation and claims resolution are subject to many uncertainties and are not susceptible to accurate prediction. In accordance with SFAS 5, we reserve for litigation, claims and assessments asserted or threatened against us when a loss is probable and the amount of the loss can be reasonably estimated.

Recent Putative Securities Class Action Lawsuits.  Reimer vs. Freddie Mac, Syron, Cook, Piszel and McQuade and Ohio Public Employees Retirement System vs. Freddie Mac, Syron, et al. Two virtually identical putative securities class action lawsuits were filed against Freddie Mac and certain of our current and former officers alleging that the defendants violated federal securities laws by making “false and misleading statements concerning our business, risk management and the procedures we put into place to protect the company from problems in the mortgage industry.” One suit was filed on November 21, 2007 in the US District Court for the Southern District of New York and the other was filed on January 18, 2008 in the US District Court for the Northern District of Ohio. The plaintiffs are seeking unspecified damages and interest, reasonable costs including attorneys’ fees and equitable and other injunctive relief. At present, it is not possible to predict the probable outcomes of these lawsuits or any potential impact on our business, financial condition, or results of operation.

Recent Shareholder Demand Letters.  In late 2007, the Board of Directors received two letters from purported shareholders of Freddie Mac alleging corporate mismanagement and breaches of fiduciary duty in connection with the company’s risk management. One letter demands that the Board commence an independent investigation into the alleged conduct, institute legal proceedings to recover damages from the responsible individuals, and implement corporate governance initiatives to ensure that the alleged problems do not recur. The other letter demands that Freddie Mac commence legal proceedings to recover damages from responsible Board members, senior officers, Freddie Mac’s outside auditors, and other parties who allegedly aided or abetted the improper conduct. The Board of Directors formed a special committee to investigate the purported shareholders’ allegations.

Antitrust Lawsuits.  Consolidated lawsuits were filed against Fannie Mae and us in the U.S. District Court for the District of Columbia, originally filed on January 10, 2005, alleging that both companies conspired to establish and maintain artificially high guarantee fees. The complaint covers the period January 1, 2001 to the present and asserts a variety of claims under federal and state antitrust laws, as well as claims under consumer-protection and similar state laws. The plaintiffs seek injunctive relief, unspecified damages (including treble damages with respect to the antitrust claims and punitive damages with respect to some of the state claims) and other forms of relief. We filed a motion to dismiss the action and are awaiting a ruling from the court. At present, it is not possible for us to predict the probable outcome of the consolidated lawsuit or any potential impact on our business, financial condition or results of operations.

Securities Class Action Lawsuits.  In June 2003 and thereafter, securities class action lawsuits were brought against us and certain former executive officers in connection with the restatement and eventually were consolidated in the U.S.

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District Court for the Southern District of New York. The plaintiffs claimed that the defendants improperly managed earnings to create a misleading impression of steady earnings by Freddie Mac, that they engaged in a number of improper transactions that violated GAAP and that they made false and misleading statements regarding the same. On October 26, 2006, the court approved a settlement of the securities class action lawsuits, as well as the shareholder derivative actions described below. The settlement of these actions included a cash payment of $410 million. The settlement does not include any admission of wrongdoing by the company.

Shareholder Derivative Lawsuits.  Two shareholder derivative lawsuits were filed during 2003 against certain former and current executives and, in one of the suits, certain former and current members of the board of directors and five counterparties. The plaintiffs alleged claims for breach of fiduciary duties, indemnification, waste of corporate assets, unjust enrichment and aiding and abetting breach of fiduciary duties in connection with the restatement. Both cases were ultimately assigned to the same judge in New York who handled the securities class action lawsuits described above. As described above, on October 26, 2006, the court approved a settlement of both shareholder derivative actions, as well as the securities class action lawsuits. The settlement of these cases was based in part on corporate governance reforms we instituted under our current management.

The New York Attorney General’s Investigation.  In connection with the New York Attorney General’s suit filed against eAppraiseIT and its parent corporation, First American, alleging appraisal fraud in connection with loans originated by Washington Mutual, in November 2007, the New York Attorney General demanded that we either retain an independent examiner to investigate our mortgage purchases from Washington Mutual supported by appraisals conducted by eAppraiseIT, or immediately cease and desist from purchasing or securitizing Washington Mutual loans and any loans supported by eAppraiseIT appraisals. We also received a subpoena from the New York Attorney General’s office for information regarding appraisals and property valuations as they relate to our mortgage purchases and securitizations from January 1, 2004 to the present. Currently, we are discussing with the New York Attorney General and OFHEO resolution of the matter.

Settlement of the SEC Investigation.  On September 27, 2007, we reached an agreement with the SEC to settle its investigation relating to the restatement of our previously issued consolidated financial statements for 2000, 2001, and the first three quarters of 2002, and the revision of fourth quarter and full-year consolidated financial statements for 2002. Under the terms of the settlement, Freddie Mac neither admitted nor denied allegations of federal securities law violations. The settlement included a payment of $50 million.

NOTE 13: INCOME TAXES

We are exempt from state and local income taxes. Table 13.1 presents the components of our provision for income taxes for 2007, 2006, and 2005.

Table 13.1 — Provision for Federal Income Taxes

	Year Ended December 31,
		Adjusted
	2007	2006	2005
	(in millions)

Current income tax expense (benefit)	$1,060	$966	$1,820
Deferred income tax expense (benefit)	(3,943)	(1,011)	(1,462)

Total income tax expense (benefit)(1)	$(2,883)	$(45)	$358

(1)	Does not reflect (a) the deferred tax effects of unrealized (gains) losses on available-for-sale securities, net (gains) losses related to the effective portion of derivatives designated in cash flow hedge relationships, and certain changes in our defined benefit plans which are reported as part of AOCI, (b) certain stock-based compensation tax effects reported as part of additional paid-in capital, and (c) the tax effect of cumulative effect of change in accounting principles.

A reconciliation between our federal statutory income tax rate and our effective tax rate for 2007, 2006, and 2005 is presented in Table 13.2.

Table 13.2 — Reconciliation of Statutory to Effective Tax Rate

	Year Ended December 31,
			(Adjusted)
	2007		2006		2005
	Amount	Percent	Amount	Percent	Amount	Percent
	(dollars in millions)

Statutory corporate tax rate	$(2,092)	35.0%	$799	35.0%	$885	35.0%
Tax credits	(534)	8.9	(461)	(20.2)	(365)	(14.4)
Tax-exempt interest	(255)	4.3	(255)	(11.2)	(221)	(8.7)
Unrecognized tax benefits and related interest/contingency reserves	32	(0.5)	(135)	(5.9)	49	1.9
Penalties	—	—	—	—	1	0.1
Other	(34)	0.5	7	0.3	9	0.3

Effective tax rate	$(2,883)	48.2%	$(45)	(2.0)%	$358	14.2%

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Our effective tax rate differs from the federal statutory tax rate of 35% primarily due to the benefits of our investments in LIHTC partnerships and tax-exempt housing-related securities. In 2006, we released $174 million of tax reserves primarily as a result of a U.S. Tax Court decision and a separate settlement with the IRS.

The sources and tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities for the years ended December 31, 2007 and 2006 are presented in Table 13.3.

Table 13.3 — Deferred Tax Assets and (Liabilities)

	December 31,
		(Adjusted)
	2007	2006
	(in millions)

Deferred tax assets:
Deferred fees related to securitizations	$3,680	$2,146
Basis differences related to derivative instruments	3,477	1,698
Credit related items and reserve for loan losses	1,013	226
Employee compensation and benefit plans	196	195
Unrealized (gains) losses related to available-for-sale securities	3,791	1,794

Total deferred tax asset	12,157	6,059

Deferred tax liabilities:
Premium and discount amortization	(1,380)	(1,320)
Basis differences related to assets held for investment	(431)	(341)
Other items, net	(42)	(52)

Total deferred tax (liability)	(1,853)	(1,713)

Net deferred tax asset/(liability)	$10,304	$4,346

Management believes that the realization of our gross deferred tax asset of $12 billion at December 31, 2007 is more likely than not. In making this determination, we considered all available evidence, both positive and negative. The positive evidence we considered primarily included management’s intent to hold investments until losses can be recovered, the nature of the book losses, our history of taxable income, forecasts of future profitability, capital adequacy and the duration of statutory carryback and carryforward periods. The negative evidence we considered is the three-year cumulative book loss, including losses in AOCI. If future events significantly differ from our current forecasts, a valuation allowance may need to be established.

In assessing the nature of the book losses, we evaluated the factors contributing to the book losses and analyzed whether these factors were an aberration or an indication of a decline in core earnings. We determined that the book losses were primarily caused by an increase in credit losses and unrealized derivative losses, all due to current market conditions. However, our core earnings have historically been and continue to be very profitable. Management forecasts that, based upon historical trends, these core earnings will be more than sufficient to offset the losses resulting from the decline in the market. We continue to maintain a very low level of interest rate risk in our retained portfolio and we expect realized credit losses will not exceed core earnings. We have generated pre-tax book income every year since 1985 with the first pre-tax book loss occurring in 2007.

We became subject to US federal taxation in 1985, we are not subject to state income taxes, and we do not have any foreign operations. In every year from 1985 through 2006, we have generated taxable income, averaging approximately $2.3 billion per year. While we incurred a pre-tax book loss in 2007 and are projecting a pre-tax book loss in 2008, we are projecting taxable income for 2007 and 2008 after considering charge-offs and realized losses on derivatives, as well as other temporary differences. Assumptions underlying our forecasts of future core earnings, GAAP and taxable income include assumptions about interest rates, mortgage-to-debt OAS, credit environment/spreads, and house prices.

Furthermore, if we were to incur a net operating loss for tax purposes, we have a statutorily available 2-year carryback and 20-year carryforward period.

As of December 31, 2007, we have no tax credit carryforwards. However, management expects that our ability to use all of the tax credits generated by existing or future investments in LIHTC partnerships to reduce our federal income tax liability may be limited by the alternative minimum tax in future years.

We adopted the provisions of FIN 48 effective January 1, 2007 and as a result recorded a $181 million increase to retained earnings. A reconciliation of the balance of unrecognized tax benefits from January 1, 2007 to December 31, 2007 is presented in Table 13.4.

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Table 13.4 — Unrecognized Tax Benefits

(in millions)

Balance at January 1, 2007	$677
Increases based on tax positions prior to 2007	—
Decreases based on tax positions prior to 2007	—
Change to tax positions that only affect timing	(40)
Increases based on tax positions related to 2007	—

Balance at December 31, 2007	$637

At December 31, 2007, we had total unrecognized tax benefits, exclusive of interest, of $637 million. Included in the $637 million are $76 million of unrecognized tax benefits that, if recognized, would favorably affect our effective tax rate. The remaining $561 million of unrecognized tax benefits relate to tax positions for which ultimate deductibility is highly certain, but for which there is uncertainty as to the timing of such deductibility. Recognition of these tax benefits, other than applicable interest, would not affect our effective tax rate.

We recognize interest and penalties, if any, in income tax expense. As of December 31, 2007, we had total accrued interest receivable, net of tax effect, of $55 million. Amounts included in total accrued interest relate to: (a) unrecognized tax benefits; (b) pending claims with the IRS for open tax years; (c) the tax benefit related to tax refund claims; and (d) the impact of payments made to the IRS in prior years in anticipation of potential tax deficiencies. Of the $55 million of accrued interest receivable as of December 31, 2007, approximately $137 million of accrued interest payable, net of tax effect, is allocable to unrecognized tax benefits. During 2007 we recognized within tax expense $32 million of interest expense allocable to unrecognized tax benefits. We have no amount accrued for penalties.

The statute of limitations for federal income tax purposes is open on corporate income tax returns filed for years 1985 to 2006. The IRS is currently examining tax years 2003 to 2005. The IRS has completed its examination of years 1998 to 2002. The principal matter in controversy as the result of the examination involves questions of timing and potential penalties regarding our tax accounting method for certain hedging transactions. Tax years 1985 to 1997 are before the U.S. Tax Court. We are currently in settlement discussions with the IRS regarding the tax treatment of the customer relationship intangible asset recognized upon our transition from non-taxable to taxable status in 1985. We believe it is reasonably possible that significant changes in the gross balance of unrecognized tax benefits may occur within the next 12 months that could have a material impact on income tax expense or benefit in the period the issue is resolved; however, we cannot predict the amount of such change or the range of potential changes.

NOTE 14: EMPLOYEE BENEFITS

Defined Benefit Plans

We maintain a tax-qualified, funded defined benefit pension plan, or Pension Plan, covering substantially all of our employees. Pension Plan benefits are based on an employee’s years of service and highest average compensation, up to legal plan limits, over any consecutive 36 months of employment. Pension Plan assets are held in trust and the investments consist primarily of funds consisting of listed stocks and corporate bonds. In addition to our Pension Plan, we maintain a nonqualified, unfunded defined benefit pension plan for our officers, as part of our Supplemental Executive Retirement Plan, or SERP. The related retirement benefits for our SERP are paid from our general assets. Our qualified and nonqualified defined benefit pension plans are collectively referred to as defined benefit pension plans.

We maintain a defined benefit postretirement health care plan, or Retiree Health Plan, that generally provides postretirement health care benefits on a contributory basis to retired employees age 55 or older who rendered at least 10 years of service (five years of service if the employee was eligible to retire prior to March 1, 2007) and who, upon separation or termination, immediately elected to commence benefits under the Pension Plan in the form of an annuity. Our Retiree Health Plan is currently unfunded and the benefits are paid from our general assets. This plan and our defined benefit pension plans are collectively referred to as the defined benefit plans.

For financial reporting purposes, we use a September 30 valuation measurement date for all of our defined benefit plans. See “NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES” to these consolidated financial statements for further information regarding the pending change to our measurement date.

We accrue the estimated cost of retiree benefits as employees render the services necessary to earn their pension and postretirement health benefits. Our pension and postretirement health care costs related to these defined benefit plans for 2007, 2006 and 2005 presented in the following tables were calculated using assumptions as of September 30, 2006, 2005 and 2004, respectively. The funded status of our defined benefit plans for 2007 and 2006 presented in the following tables was calculated using assumptions as of September 30, 2007 and 2006, respectively.

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Table 14.1 shows the changes in our benefit obligations and fair value of plan assets using a September 30 valuation measurement date for amounts recognized on our consolidated balance sheets at December 31, 2007 and 2006, respectively.

Table 14.1 — Obligation and Funded Status of our Defined Benefit Plans

			Postretirement
	Pension Benefits		Health Benefits
	2007	2006	2007	2006
	(in millions)

Change in benefit obligation:
Benefit obligation at October 1 (prior year)	$504	$457	$121	$110
Service cost	34	31	9	9
Interest cost	30	26	7	6
Net actuarial gain	(21)	(1)	(9)	(3)
Benefits paid	(8)	(9)	(1)	(1)

Benefit obligation at September 30	539	504	127	121

Change in plan assets:
Fair value of plan assets at October 1 (prior year)	$501	$333
Actual return on plan assets	65	31
Employer contributions	1	146
Benefits paid	(8)	(9)

Fair value of plan assets at September 30	559	501

Funded status at September 30	$20	$(3)	$(127)	$(121)

Amounts recognized on our consolidated balance sheets at December 31:
Other assets	$77	$42	$—	$—
Other liabilities	(57)	(45)	(127)	(121)
AOCI, net of taxes related to defined benefit plans:
Net actuarial loss	$37	$72	$8	$17
Prior service cost (credit)	1	1	(2)	(3)

Total AOCI, net of taxes(1)	$38	$73	$6	$14

(1)	These amounts represent a reduction to AOCI.

The amount included in AOCI, net of taxes, arising from a change in the minimum pension liability was a loss of $2 million for the year ended December 31, 2006.

The accumulated benefit obligation for all defined benefit pension plans was $393 million and $362 million at September 30, 2007 and 2006, respectively. The accumulated benefit obligation represents the actuarial present value of future expected benefits attributed to employee service rendered before the measurement date and based on employee service and compensation prior to that date.

Table 14.2 provides additional information for our defined benefit pension plans. The aggregate accumulated benefit obligation and fair value of plan assets are disclosed as of September 30, 2007, with the projected benefit obligation included for illustrative purposes.

Table 14.2 — Additional Information for Defined Benefit Pension Plans

	2007			2006
	Pension			Pension
	Plan	SERP	Total	Plan	SERP	Total
	(in millions)

Projected benefit obligation	$482	$57	$539	$458	$46	$504

Fair value of plan assets	$559	$—	$559	$501	$—	$501
Accumulated benefit obligation	353	40	393	329	33	362

Fair value of plan assets over (under) accumulated benefit obligation	$206	$(40)	$166	$172	$(33)	$139

The measurement of our benefit obligations includes assumptions about the rate of future compensation increases included in Table 14.3.

Table 14.3 — Weighted Average Assumptions Used to Determine Projected and Accumulated Benefit Obligations

			Postretirement
	Pension Benefits		Health Benefits
	September 30,		September 30,
	2007	2006	2007	2006

Discount rate	6.25%	6.00%	6.25%	6.00%
Rate of future compensation increase	5.10% to 6.50%	5.10% to 6.50%	—	—

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Table 14.4 presents the components of the net periodic benefit cost with respect to pension and postretirement health care benefits for the years ended December 31, 2007, 2006 and 2005. Net periodic benefit cost is included in salaries and employee benefits on our consolidated statements of income.

Table 14.4 — Net Periodic Benefit Cost Detail

				Postretirement
	Pension Benefits			Health Benefits
	Year Ended December 31,			Year Ended December 31,
	2007	2006	2005	2007	2006	2005
	(in millions)

Net periodic benefit cost detail:
Service cost	$34	$31	$27	$9	$9	$9
Interest cost on benefit obligation	30	26	22	7	6	6
Expected return on plan assets	(37)	(24)	(18)	—	—	—
Recognized net (gain) loss	4	6	5	1	2	3
Recognized prior service cost (credit)	—	—	1	(1)	(1)	(1)

Net periodic benefit cost	$31	$39	$37	$16	$16	$17

Table 14.5 presents the changes in AOCI, net of taxes, related to our defined benefit plans recorded to AOCI throughout the year, after the effects of our federal statutory tax rate of 35%.

Table 14.5 — AOCI, Net of Taxes, Related to Defined Benefit Plans

Year Ended
December 31, 2007
(in millions)

Beginning balance	$(87)
Amounts recognized in AOCI, net of tax:
Recognized net gain (loss)(1)	41
Net reclassification adjustments, net of tax:(2)
Recognized net loss (gain)(3)	3
Recognized prior service cost (credit)	(1)

Ending balance	$(44)

(1)	Includes the correction of deferred taxes of $5 million related to previously recorded Medicare Part D subsidies from prior years. Net of tax expense of $18 million for the year ended December 31, 2007.
(2)	Represent amounts subsequently recognized as adjustments to other comprehensive income as those amounts are recognized as components of net periodic benefit cost.
(3)	Net of tax benefit of $2 million for the year ended December 31, 2007.

Table 14.6 includes the assumptions used in the measurement of our net periodic benefit cost.

Table 14.6 — Weighted Average Assumptions Used to Determine Net Periodic Benefit Cost

				Postretirement
	Pension Benefits			Health Benefits
	Year Ended December 31,			Year Ended December 31,
	2007	2006	2005	2007	2006	2005

Discount rate	6.00%	5.75%	5.75%	6.00%	5.75%	5.75%
Rate of future compensation increase	5.10% to 6.50%	5.10% to 6.50%	4.50%	—	—	—
Expected long-term rate of return on plan assets	7.50%	7.25%	7.00%	—	—	—

For the 2007 and 2006 benefit obligations, we determined the discount rate using a yield curve consisting of spot interest rates at half-year increments for each of the next 30 years, developed with pricing and yield information from high-quality bonds. The future benefit plan cash flows were then matched to the appropriate spot rates and discounted back to the measurement date. Finally, a single equivalent discount rate was calculated that, when applied to the same cash flows, results in the same present value of the cash flows as of the measurement date.

The expected long-term rate of return on plan assets was estimated using a portfolio return calculator model. The model considered the historical returns and the future expectations of returns for each asset class in our defined benefit plans in conjunction with our target investment allocation to arrive at the expected rate of return.

The assumed health care cost trend rates used in measuring the accumulated postretirement benefit obligation as of September 30, 2007 are 9% in 2008, gradually declining to an ultimate rate of 5% in 2012 and remaining at that level thereafter.

Table 14.7 sets forth the effect on the accumulated postretirement benefit obligation for health care benefits as of September 30, 2007, and the effect on the service cost and interest cost components of the net periodic postretirement health benefit cost that would result from a 1% increase or decrease in the assumed health care cost trend rate.

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Table 14.7 — Selected Data Regarding our Retiree Medical Plan

	1% Increase	1% Decrease
	(in millions)

Effect on the accumulated postretirement benefit obligation for health care benefits	$28	$(22)
Effect on the service and interest cost components of the net periodic postretirement health benefit cost	4	(3)

Plan Assets

Table 14.8 sets forth our Pension Plan asset allocations, based on fair value, at September 30, 2007 and 2006, and target allocation by asset category.

Table 14.8 — Pension Plan Assets by Category

		Plan Assets at
	Target	September 30,
Asset Category	Allocation	2007	2006

Equity securities	65.0%	66.5%	49.6%
Debt securities	35.0	33.4	25.9
Other(1)	—	0.1	24.5

Total	100.0%	100.0%	100.0%

(1)	Consists of cash contributions made on September 29, 2006, which were not fully invested by September 30th of that year.

The Pension Plan’s retirement investment committee has fiduciary responsibility for establishing and overseeing the investment policies and objectives of our Pension Plan. The Pension Plan’s retirement investment committee reviews the appropriateness of our Pension Plan’s investment strategy on an ongoing basis. Our Pension Plan employs a total return investment approach whereby a diversified blend of equities and fixed income investments is used to maximize the long-term return of plan assets for a prudent level of risk. Risk tolerance is established through careful consideration of plan characteristics, such as benefit commitments, demographics and actuarial funding policies. Furthermore, equity investments are diversified across U.S. and non-U.S. listed companies with small and large capitalizations. Derivatives may be used to gain market exposure in an efficient and timely manner; however, derivatives may not be used to leverage the portfolio beyond the market value of the underlying investments. Investment risk is measured and monitored on an ongoing basis through quarterly investment portfolio reviews, annual liability measurements and periodic asset and liability studies.

Our Pension Plan assets did not include any direct ownership of our securities at September 30, 2007 and 2006.

Cash Flows Related to Defined Benefit Plans

Our general practice is to contribute to our Pension Plan an amount equal to at least the minimum required contribution, if any, but no more than the maximum amount deductible for federal income tax purposes each year. During 2007, we made no contributions to our Pension Plan. During 2006, we made two contributions totaling $143 million to our Pension Plan. We have not yet determined whether a contribution to our Pension Plan is required for the 2008 plan year.

In addition to the Pension Plan contributions noted above, we paid $1 million during 2007 and $3 million during 2006 in benefits under our SERP. Allocations under our SERP, as well as our Retiree Health Plan, are in the form of benefit payments, as these plans are required to be unfunded.

Table 14.9 sets forth estimated future benefit payments expected to be paid for our defined benefit plans. The expected benefits are based on the same assumptions used to measure our benefit obligation at September 30, 2007.

Table 14.9 — Estimated Future Benefit Payments

		Postretirement
	Pension Benefits	Health Benefits
	(in millions)

2008	$9	$2
2009	12	2
2010	12	3
2011	14	3
2012	16	4
Years 2013-2017	140	27

Defined Contribution Plans

Our Thrift/401(k) Savings Plan, or Savings Plan, is a tax-qualified defined contribution pension plan offered to all eligible employees. Employees are permitted to contribute from 1% to 25% of their eligible compensation to the Savings Plan, subject to limits set by the Internal Revenue Code. We match employees’ contributions up to 6% of their eligible compensation per year, with such matching contributions being made each pay period; the percentage matched depends upon the employee’s length of service. Employee contributions and our matching contributions are immediately vested. We also have discretionary authority to make additional contributions to our Savings Plan that are allocated to each eligible employee, based on the employee’s eligible compensation. Effective January 1, 2007, employees become vested in our discretionary contributions ratably over such employee’s first five years of service, after which time employees are fully

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vested in their discretionary contribution accounts. In addition to our Savings Plan, we maintain a non-qualified defined contribution plan for our officers, designed to make up for benefits lost due to limitations on eligible compensation imposed by the Internal Revenue Code and to make up for deferrals of eligible compensation under our Executive Deferred Compensation Plan. We incurred costs of $36 million, $34 million and $31 million for the years ended December 31, 2007, 2006 and 2005, respectively, related to these plans. These expenses were included in salaries and employee benefits on our consolidated statements of income.

Executive Deferred Compensation Plan

Our Executive Deferred Compensation Plan is an unfunded, non-qualified plan that allowed certain key employees to elect to defer substantially all or a portion of their annual salary and cash bonus, and certain key management employees to defer the settlement of restricted stock units received from us in 2007, as well as substantially all or a portion of their annual salary and cash bonus, for any number of years specified by the employee. However, under no circumstances may the period elected exceed his or her life expectancy. As of January 1, 2008, only officers are permitted to participate in the Executive Deferred Compensation Plan. Distributions are paid from our general assets. We record a liability equal to the accumulated deferred salary, cash bonus and accrued interest as set forth in the plan, net of any related distributions made to plan participants. We recognize expense equal to the interest accrued on deferred salary and bonus throughout the year. Expense associated with unvested deferred restricted stock units is recognized as part of stock-based compensation.

NOTE 15: SEGMENT REPORTING

Effective December 1, 2007, management determined that our operations consist of three reportable segments. As discussed below, we use Segment Earnings to measure and assess the financial performance of our segments. Segment Earnings is calculated for the segments by adjusting net income for certain investment-related activities and credit guarantee-related activities. The Segment Earnings measure is provided to the chief operating decision maker. Prior to December 1, 2007, we reported as a single segment using GAAP-basis income. We have revised the financial information and disclosures for prior periods to reflect the segment disclosures as if they had been in effect throughout all periods reported.

Segments

Our business operations include three reportable segments, which are based on the type of business activities each performs — Investments, Single-family Guarantee and Multifamily. Certain activities that are not part of a segment are included in the All Other category, which primarily includes certain unallocated corporate items, such as costs associated with remediating our internal controls and near-term restructuring costs, costs related to the resolution of certain legal matters and certain income tax items. We evaluate our performance and allocate resources based on Segment Earnings, which we describe and present in this note. We do not consider our assets by segment when making these evaluations or allocations.

Investments

In this segment, we invest principally in mortgage-related securities and single-family mortgage loans through our mortgage-related investment portfolio. Segment Earnings consists primarily of the returns on these investments, less the related financing costs and administrative expenses. Within this segment, our activities may include the purchase of mortgage loans and mortgage-related securities with less attractive investment returns and with incremental risk in order to achieve our affordable housing goals and subgoals. We maintain a cash and a non-mortgage-related securities investment portfolio in this segment to help manage our liquidity. We finance these activities primarily through issuances of short- and long-term debt in the public markets. Results also include derivative transactions we enter into to help manage interest-rate and other market risks associated with our debt financing and mortgage-related investment portfolio.

Single-family Guarantee

In this segment, we guarantee the payment of principal and interest on single-family mortgage-related securities, including those held in our retained portfolio, in exchange for management and guarantee fees received over time and other up-front compensation. Earnings for this segment consist of management and guarantee fee revenues less the related credit costs (i.e., provision for credit losses) and operating expenses. Also included is the interest earned on assets held in the Investments segment related to single-family guarantee activities, net of allocated funding costs and amounts related to net float benefits. Float arises from timing differences between when the borrower makes principal payments on the loan and the reduction of the PC balance.

Multifamily

In this segment, we purchase multifamily mortgages for our retained portfolio and guarantee the payment of principal and interest on multifamily mortgage-related securities and mortgages underlying multifamily housing revenue bonds. These activities support our mission to supply financing for affordable rental housing. This segment also includes certain equity investments in various limited partnerships that sponsor low- and moderate-income multifamily rental apartments, which

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benefit from low-income housing tax credits. Also included is the interest earned on assets held in the Investments segment related to multifamily guarantee activities, net of allocated funding costs.

All Other

All Other includes corporate-level expenses not allocated to any of our reportable segments such as costs associated with remediating our internal controls and near-term restructuring costs, and costs related to the resolution of certain legal matters and certain income tax items.

Segment Allocations

Results of each reportable segment include directly attributable revenues and expenses. Administrative expenses that are not directly attributable to a segment are allocated ratably using alternative quantifiable measures such as headcount distribution or segment usage if considered semi-direct or on a pre-determined basis if considered indirect. Expenses not allocated to segments consist primarily of costs associated with remediating our internal controls and near-term restructuring costs and are included in the All Other category. Net interest income for each segment includes an allocation related to investments and debt based on each segment’s assets and off-balance sheet obligations. The LIHTC tax benefit is allocated to the Multifamily segment. All remaining taxes are calculated based on a 35% federal statutory rate as applied to Segment Earnings.

Segment Earnings

In managing our business, we present the operating performance of our segments using Segment Earnings. Segment Earnings differs significantly from, and should not be used as a substitute for net income (loss) before cumulative effect of change in accounting principle or net income (loss) as determined in accordance with GAAP. There are important limitations to using Segment Earnings as a measure of our financial performance. Among other things, our regulatory capital requirements are based on our GAAP results. Segment Earnings adjusts for the effects of certain gains and losses and mark-to-market items which, depending on market circumstances, can significantly affect, positively or negatively, our GAAP results and which, in recent periods, have caused us to record GAAP net losses. GAAP net losses will adversely impact our regulatory capital, regardless of results reflected in Segment Earnings. Also, our definition of Segment Earnings may differ from similar measures used by other companies. However, we believe that the presentation of Segment Earnings highlights the results from ongoing operations and the underlying results of the segments in a manner that is useful to the way we manage and evaluate the performance of our business.

The objective of Segment Earnings is to present our results on an accrual basis as the cash flows from our segments are earned over time. We are primarily a buy and hold investor in mortgage assets, and given our business objectives, we believe it is meaningful to measure performance of our investment business using long-term returns, not on a short-term fair value basis. The business model for our investment activity is one where we generally hold our investments for the long term, fund the investments with debt and derivatives to minimize interest rate risk, and generate net interest income in line with our return on equity objectives. The business model for our credit guarantee activity is one where we are a long-term guarantor of the conforming mortgage markets, manage credit risk, and generate guarantee and credit fees, net of incurred credit losses. As a result of these business models, we believe that an accrual-based metric is a meaningful way to present the emergence of our results as actual cash flows are realized, net of credit losses and impairments. In summary, Segment Earnings results provide a view of our financial results that is more consistent with our business objectives, which helps us better evaluate the performance of our business, both from period to period and over the longer term.

As described below, Segment Earnings is calculated for the segments by adjusting net income (loss) before cumulative effect of change in accounting principle for certain investment-related activities and credit guarantee-related activities. Segment Earnings includes certain reclassifications among income and expense categories that have no impact on net income (loss) but provide us with a meaningful metric to assess the performance of each segment and the company as a whole.

Investment Activity-Related Adjustments

The most significant risk inherent in our investing activities is interest-rate risk, including duration, convexity and volatility. We actively manage these risks through asset selection and structuring, financing asset purchases with a broad range of both callable and non-callable debt and the use of interest-rate derivatives, designed to economically hedge a significant portion of our interest-rate exposure. Our interest-rate derivatives include interest-rate swaps, exchange-traded futures, and both purchased and written options (including swaptions). GAAP-basis earnings related to investment activities of our Investments segment, and to a lesser extent, our Multifamily segment, are subject to significant period-to-period variability, which we believe is not necessarily indicative of the risk management techniques that we employ and the performance of these segments.

Our derivative instruments are adjusted to fair value under GAAP with resulting gains or losses recorded in GAAP-basis income. Certain other assets are also adjusted to fair value under GAAP with resulting gains or losses recorded in GAAP-basis income. These assets consist primarily of mortgage-related securities classified as trading and mortgage-related

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securities classified as available-for-sale when a decline in fair value of available-for-sale securities is deemed to be other than temporary.

To help us assess the performance of our investment-related activities, we make the following adjustments to earnings as determined under GAAP. We believe this measure of performance, which we call Segment Earnings, enhances the understanding of operating performance for specific periods, as well as trends in results over multiple periods, as this measure is consistent with assessing our performance against our investment objectives and the related risk-management activities.

•	Derivative and foreign currency translation-related adjustments:

•	Fair value adjustments on derivative positions, recorded pursuant to GAAP, are not recognized in Segment Earnings as these positions economically hedge our investment activities.

•	Payments or receipts to terminate derivative positions are amortized prospectively into Segment Earnings on a straight-line basis over the associated term of the derivative instrument.

•	Payments of up-front premiums (e.g., payments made to third parties related to purchased swaptions) are amortized prospectively on a straight-line basis into Segment Earnings over the contractual life of the instrument. The up-front payments, primarily for option premiums, are amortized to reflect the periodic cost associated with the protection provided by the option contract.

•	Foreign-currency translation gains and losses associated with foreign-currency denominated debt along with the foreign currency derivatives gains and losses are excluded from Segment Earnings because the fair value adjustments on the foreign-currency swaps that we use to manage foreign-currency exposure are also excluded through the fair value adjustment on derivative positions as described above as the foreign currency exposure is economically hedged.

•	Investment sales, debt retirements and fair value-related adjustments:

•	Gains and losses on investment sales and debt retirements that are recognized at the time of the transaction pursuant to GAAP are not immediately recognized in Segment Earnings. Gains and losses on securities sold out of the retained portfolio and cash and investments portfolio are amortized prospectively into Segment Earnings on a straight-line basis over five years and three years, respectively. Gains and losses on debt retirements are amortized prospectively into Segment Earnings on a straight-line basis over the original terms of the repurchased debt.

•	Trading losses or impairments that reflect expected or realized credit losses are realized immediately pursuant to GAAP and in Segment Earnings since they are not economically hedged. Fair value adjustments to trading securities related to investments that are economically hedged are not included in Segment Earnings. Similarly, non-credit related impairment losses on securities are not included in Segment Earnings. These amounts are deferred and amortized prospectively into Segment Earnings on a straight-line basis over five years for securities in the retained portfolio and over three years for securities in the cash and investments portfolio. GAAP-basis accretion income that may result from impairment adjustments is also not included in Segment Earnings.

•	Fully taxable-equivalent adjustment:

•	Interest income generated from tax-exempt investments is adjusted in Segment Earnings to reflect its equivalent yield on a fully taxable basis.

We fund our investment assets with debt and derivatives to minimize interest-rate risk as evidenced by our PMVS and duration gap metrics. As a result, in situations where we record gains and losses on derivatives, securities or debt buybacks, these gains and losses are offset by economic hedges that we do not mark-to-market for GAAP purposes. For example, when we realize a gain on the sale of a security, the debt which is funding the security has an embedded loss that is not recognized under GAAP, but instead over time as we realize the interest expense on the debt. As a result, in Segment Earnings, we defer and amortize the security gain to interest income to match the interest expense on the debt that funded the asset. Because of our risk management strategies, we believe that amortizing gains or losses on economically hedged positions in the same periods as the offsetting gains or losses is a meaningful way to assess performance of our investment activities.

We believe it is useful to measure our performance using long-term returns, not on a short-term fair value basis. Fair value fluctuations in the short-term are not an accurate indication of long-term returns. In calculating Segment Earnings, we make adjustments to our GAAP-basis results that are designed to provide a more consistent view of our financial results, which helps us better assess the performance of our business segments, both from period to period and over the longer term. The adjustments we make to present our Segment Earnings are consistent with the financial objectives of our investment activities and related hedging transactions and provide us with a view of expected investment returns and effectiveness of our risk management strategies that we believe is useful in managing and evaluating our investment-related activities. Although we seek to mitigate the interest-rate risk inherent in our investment-related activities, our hedging and portfolio management

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activities do not eliminate risk. We believe that a relevant measure of performance should closely reflect the economic impact of our risk management activities. Thus, we amortize the impact of terminated derivatives, as well as gains and losses on asset sales and debt retirements, into Segment Earnings. Although our interest-rate risk and asset/liability management processes ordinarily involve active management of derivatives as well as asset sales and debt retirements, we believe that Segment Earnings, although it differs significantly from, and should not be used as a substitute for GAAP-basis results, is indicative of the longer-term time horizon inherent in our investment-related activities.

Credit Guarantee Activity-Related Adjustments

Credit guarantee activities consist largely of our guarantee of the payment of principal and interest on mortgages and mortgage-related securities in exchange for guarantee and other fees. Over the longer-term, earnings consist almost entirely of the management and guarantee fee revenues we receive less related credit costs (i.e., provision for credit losses) and operating expenses. Our measure of Segment Earnings for these activities consists primarily of these elements of revenue and expense. We believe this measure is a relevant indicator of operating performance for specific periods, as well as trends in results over multiple periods because it more closely aligns with how we manage and evaluate the performance of the credit guarantee business.

We purchase mortgages from sellers/servicers in order to securitize and issue PCs and Structured Securities. See “NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES” to these consolidated financial statements for a discussion of the accounting treatment of these transactions. In addition to the components of earnings noted above, GAAP-basis earnings for these activities include gains or losses upon the execution of such transactions, subsequent fair value adjustments to the guarantee asset and amortization of the guarantee obligation.

Our credit-guarantee activities also include the purchase of significantly past due mortgage loans from loan pools that underlie our guarantees. Pursuant to GAAP, at the time of our purchase, the loans are recorded at fair value. To the extent the adjustment of a purchased loan to market value exceeds our own estimate of the losses we will ultimately realize on the loan, as reflected in our loan loss reserve, an additional loss is recorded in our GAAP-basis results.

When we determine Segment Earnings for our credit guarantee-related activities, the adjustments we apply to earnings computed on a GAAP-basis include the following:

•	Amortization and valuation adjustments pertaining to the guarantee asset and guarantee obligation are excluded from Segment Earnings. Cash compensation exchanged at the time of securitization, excluding buy-up and buy-down fees, is amortized into earnings.

•	The initial recognition of gains and losses in connection with the execution of either securitization transactions that qualify as sales or guarantor swap transactions, such as losses on certain credit guarantees, is excluded from Segment Earnings.

•	Fair value adjustments recorded upon the purchase of delinquent loans from pools that underlie our guarantees are excluded from Segment Earnings. However, for Segment Earnings reporting, our GAAP-basis loan loss provision is adjusted to reflect our own estimate of the losses we will ultimately realize on such items.

While both GAAP-basis results and Segment Earnings reflect a provision for credit losses determined in accordance with SFAS No. 5, GAAP-basis results also include, as noted above, measures of future cash flows (the Guarantee asset) that are recorded at fair value and, therefore, are subject to significant adjustment from period-to-period as market conditions, such as interest rates, change. Over the longer-term, Segment Earnings and GAAP-basis income both capture the aggregate cash flows associated with our guarantee-related activities. Although Segment Earnings differs significantly from, and should not be used as a substitute for GAAP-basis income, we believe that excluding the impact of changes in the fair value of expected future cash flows from our Segment Earnings provides a meaningful measure of performance for a given period as well as trends in performance over multiple periods because it more closely aligns with how we manage and evaluate the performance of the credit guarantee business.

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Table 15.1 reconciles Segment Earnings to GAAP net income (loss).

Table 15.1 — Reconciliation of Segment Earnings to GAAP Net Income (Loss)

	Year Ended December 31,
	2007	2006	2005
	(in millions)

Segment Earnings (loss) after taxes:
Investments	$2,028	$2,111	$2,284
Single-family Guarantee	(256)	1,289	965
Multifamily	398	434	363
All Other	(103)	19	(437)

Total Segment Earnings, net of taxes	2,067	3,853	3,175

Reconciliation to GAAP net income (loss):
Derivative- and foreign currency translation-related adjustments	(5,667)	(2,371)	(1,644)
Credit guarantee-related adjustments	(3,268)	(201)	(458)
Investment sales, debt retirements and fair value-related adjustments	987	231	570
Fully taxable-equivalent adjustments	(388)	(388)	(336)

Total pre-tax adjustments	(8,336)	(2,729)	(1,868)
Tax-related adjustments	3,175	1,203	865

Total reconciling items, net of taxes	(5,161)	(1,526)	(1,003)

Net income (loss)(1)	$(3,094)	$2,327	$2,172

(1)	Net income (loss) reflects the impact of the adjustments described in “NOTE 20: CHANGES IN ACCOUNTING PRINCIPLES” to these consolidated financial statements. Additionally, Net income (loss) is presented before the cumulative effect of a change in accounting principle related to 2005.

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Table 15.2 presents certain financial information for our reportable segments and All Other.

Table 15.2 — Segment Earnings and Reconciliation to GAAP Results

	Year Ended December 31, 2007
										Income
	Net Interest	Management	Other		Provision	REO		Other	LIHTC	Tax
	Income	and Guarantee	Non-Interest	Administrative	for Credit	Operations	LIHTC	Non-Interest	Partnerships	(Expense)	Net
	(Expense)	Income	Income (Loss)	Expenses	Losses	Expense	Partnerships	Expense	Tax Benefit	Benefit	Income (Loss)
	(in millions)

Investments	$3,626	$—	$40	$(515)	$—	$—	$—	$(31)	$—	$(1,092)	$2,028
Single-family Guarantee	703	2,889	117	(806)	(3,014)	(205)	—	(78)	—	138	(256)
Multifamily	426	59	24	(189)	(38)	(1)	(469)	(21)	534	73	398
All Other	(1)	—	11	(164)	—	—	—	(4)	—	55	(103)

Total Segment Earnings income (loss), net of taxes	4,754	2,948	192	(1,674)	(3,052)	(206)	(469)	(134)	534	(826)	2,067
Reconciliation to GAAP net income (loss):
Derivative- and foreign currency translation-related adjustments	(1,066)	—	(4,601)	—	—	—	—	—	—	—	(5,667)
Credit guarantee-related adjustments	(106)	(342)	915	—	198	—	—	(3,933)	—	—	(3,268)
Investment sales, debt retirements and fair value-related adjustments	266	—	721	—	—	—	—	—	—	—	987
Fully taxable-equivalent adjustments	(388)	—	—	—	—	—	—	—	—	—	(388)
Reclassifications(1)	(361)	29	332	—	—	—	—	—	—	—	—
Tax-related adjustments	—	—	—	—	—	—	—	—	—	3,175	3,175

Total reconciling items, net of taxes	(1,655)	(313)	(2,633)	—	198	—	—	(3,933)	—	3,175	(5,161)

Total per consolidated statement of income(2)	$3,099	$2,635	$(2,441)	$(1,674)	$(2,854)	$(206)	$(469)	$(4,067)	$534	$2,349	$(3,094)

	Year Ended December 31, 2006
										Income
	Net Interest	Management	Other		Provision	REO		Other	LIHTC	Tax
	Income	and Guarantee	Non-Interest	Administrative	for Credit	Operations	LIHTC	Non-Interest	Partnerships	(Expense)	Net
	(Expense)	Income	Income (Loss)	Expenses	Losses	Expense	Partnerships	Expense	Tax Benefit	Benefit	Income (Loss)
	(in millions)

Investments	$3,736	$—	$38	$(495)	$—	$—	$—	$(31)	$—	$(1,137)	$2,111
Single-family Guarantee	556	2,541	159	(815)	(313)	(61)	—	(84)	—	(694)	1,289
Multifamily	479	61	28	(182)	(4)	1	(407)	(17)	461	14	434
All Other	(3)	—	15	(149)	—	—	—	(42)	—	198	19

Total Segment Earnings income (loss), net of taxes	4,768	2,602	240	(1,641)	(317)	(60)	(407)	(174)	461	(1,619)	3,853
Reconciliation to GAAP net income (loss):
Derivative- and foreign currency translation-related adjustments	(1,215)	—	(1,156)	—	—	—	—	—	—	—	(2,371)
Credit guarantee-related adjustments	(12)	(172)	600	—	21	—	—	(638)	—	—	(201)
Investment sales, debt retirements and fair value-related adjustments	315	—	(84)	—	—	—	—	—	—	—	231
Fully taxable-equivalent adjustments	(388)	—	—	—	—	—	—	—	—	—	(388)
Reclassifications(1)	(56)	(37)	93	—	—	—	—	—	—	—	—
Tax-related adjustments	—	—	—	—	—	—	—	—	—	1,203	1,203

Total reconciling items, net of taxes	(1,356)	(209)	(547)	—	21	—	—	(638)	—	1,203	(1,526)

Total per consolidated statement of income(2)	$3,412	$2,393	$(307)	$(1,641)	$(296)	$(60)	$(407)	$(812)	$461	$(416)	$2,327

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	Year Ended December 31, 2005
										Income
	Net Interest	Management	Other		Provision	REO		Other	LIHTC	Tax
	Income	and Guarantee	Non-Interest	Administrative	for Credit	Operations	LIHTC	Non-Interest	Partnerships	(Expense)	Net
	(Expense)	Income	Income (Loss)	Expenses	Losses	Expense	Partnerships	Expense	Tax Benefit	Benefit	Income (Loss)
	(in millions)

Investments	$4,117	$—	$(74)	$(466)	$—	$—	$—	$(63)	$—	$(1,230)	$2,284
Single-family Guarantee	349	2,341	78	(767)	(447)	(40)	—	(30)	—	(519)	965
Multifamily	417	59	19	(151)	(7)	—	(320)	(20)	365	1	363
All Other	(3)	—	(7)	(151)	—	—	—	(436)	—	160	(437)

Total Segment Earnings income (loss), net of taxes	4,880	2,400	16	(1,535)	(454)	(40)	(320)	(549)	365	(1,588)	3,175
Reconciliation to GAAP net income (loss):
Derivative- and foreign currency translation-related adjustments	(694)	—	(950)	—	—	—	—	—	—	—	(1,644)
Credit guarantee-related adjustments	(131)	(315)	190	—	147	—	—	(349)	—	—	(458)
Investment sales, debt retirements and fair value-related adjustments	562	—	8	—	—	—	—	—	—	—	570
Fully taxable-equivalent adjustments	(336)	—	—	—	—	—	—	—	—	—	(336)
Reclassifications(1)	346	(9)	(337)	—	—	—	—	—	—	—	—
Tax-related adjustments	—	—	—	—	—	—	—	—	—	865	865

Total reconciling items, net of taxes	(253)	(324)	(1,089)	—	147	—	—	(349)	—	865	(1,003)

Total per consolidated statement of income(2)	$4,627	$2,076	$(1,073)	$(1,535)	$(307)	$(40)	$(320)	$(898)	$365	$(723)	$2,172

(1)	Includes the reclassification of: (a) the accrual of periodic cash settlements of all derivatives not in qualifying hedge accounting relationships from Other non-interest income (loss) to Net interest income (expense) within the Investments segment; (b) implied management and guarantee fees on whole loans from Investments segment’s Net interest income (expense) to Single-family Guarantee segment’s Other non-interest income (loss); and (c) net buy-up and buy-down fees from Single-family Guarantee segment’s Management and guarantee income to Investments segment’s Net interest income (expense).
(2)	Total per consolidated statement of income reflects the impact of the adjustments described in “NOTE 20: CHANGES IN ACCOUNTING PRINCIPLES” to these consolidated financial statements. Additionally, Net income (loss) is presented before the cumulative effect of a change in accounting principle related to 2005.

We conduct our operations solely in the United States and its territories. Therefore, we do not generate any revenue from geographic locations outside of the United States and its territories.

NOTE 16: FAIR VALUE DISCLOSURES

The supplemental consolidated fair value balance sheets in Table 16.1 present our estimates of the fair value of our recorded financial assets and liabilities and off-balance sheet financial instruments at December 31, 2007 and 2006. Our consolidated fair value balance sheets include the estimated fair values of financial instruments recorded on our consolidated balance sheets prepared in accordance with GAAP, as well as off-balance sheet financial instruments that represent our assets or liabilities that are not recorded on our GAAP consolidated balance sheets. These off-balance sheet items predominantly consist of: (a) the unrecognized guarantee asset and guarantee obligation associated with our PCs issued through our guarantor swap program prior to the implementation of FIN 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57 and 107 and rescission of FASB Interpretation No. 34,” (b) certain commitments to purchase mortgage loans and (c) certain credit enhancements on manufactured housing asset-backed securities. The fair value balance sheets also include certain assets and liabilities that are not financial instruments (such as property and equipment and real estate owned, which are included in other assets) at their carrying value in accordance with GAAP. The valuations of financial instruments on our consolidated fair value balance sheets are in accordance with GAAP fair value guidelines prescribed by SFAS No. 107, “Disclosures about Fair Value of Financial Instruments,” and other relevant pronouncements.

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Table 16.1 — Consolidated Fair Value Balance Sheets(1)

	December 31,
			2006
	2007		(adjusted)
	Carrying	Fair	Carrying	Fair
	Amount(2)	Value	Amount(2)	Value
	(in billions)

Assets
Mortgage loans	$80.0	$76.8	$65.6	$65.4
Mortgage-related securities	629.8	629.8	634.3	634.3

Retained portfolio	709.8	706.6	699.9	699.7
Cash and cash equivalents	8.6	8.6	11.4	11.4
Investments	35.1	35.1	45.6	45.6
Securities purchased under agreements to resell and federal funds sold	6.6	6.6	23.0	23.0
Derivative assets, net	0.8	0.8	0.7	0.7
Guarantee asset(3)	9.6	10.4	7.4	8.3
Other assets(4)	23.9	31.8	16.9	14.4

Total assets	$794.4	$799.9	$804.9	$803.1

Liabilities and minority interests
Total debt securities, net	$738.6	$749.3	$744.3	$742.7
Guarantee obligation	13.7	26.2	9.5	6.1
Derivative liabilities, net	0.6	0.6	0.2	0.2
Reserve for guarantee losses on PCs	2.6	—	0.6	—
Other liabilities	12.0	11.0	22.9	21.8
Minority interests in consolidated subsidiaries	0.2	0.2	0.5	0.5

Total liabilities and minority interests	767.7	787.3	778.0	771.3

Net assets attributable to stockholders
Preferred stockholders	14.1	12.3	6.1	5.8
Common stockholders	12.6	0.3	20.8	26.0

Total net assets	26.7	12.6	26.9	31.8

Total liabilities, minority interests and net assets	$794.4	$799.9	$804.9	$803.1

(1)	The consolidated fair value balance sheets do not purport to present our net realizable, liquidation or market value as a whole. Furthermore, amounts we ultimately realize from the disposition of assets or settlement of liabilities may vary significantly from the fair values presented.
(2)	Equals the amounts reported on our GAAP consolidated balance sheets.
(3)	The fair value of the guarantee asset reported exceeds the carrying value primarily because the fair value includes the guarantee asset related to PCs that were issued prior to the implementation of FIN 45 in 2003 and thus are not recognized on our GAAP consolidated balance sheets.
(4)	Fair values include estimated income taxes calculated using the 35% federal statutory rate on the difference between the consolidated fair value balance sheets net assets, including deferred taxes from our GAAP consolidated balance sheets, and the GAAP consolidated balance sheets equity attributable to common stockholders.

Limitations

Our consolidated fair value balance sheets do not capture all elements of value that are implicit in our operations as a going concern because our consolidated fair value balance sheets only capture the values of the current investment and securitization portfolios. For example, our consolidated fair value balance sheets do not capture the value of new investment and securitization business that would likely replace prepayments as they occur. In addition, our consolidated fair value balance sheets do not capture the value associated with future growth opportunities in our investment and securitization portfolios. Thus, the fair value of net assets attributable to stockholders presented on our consolidated fair value balance sheets does not represent an estimate of our net realizable, liquidation or market value as a whole.

We report certain assets and liabilities that are not financial instruments (such as property and equipment and real estate owned), as well as certain financial instruments that are not covered by the SFAS 107, “Disclosures about Fair Value of Financial Instruments,” or SFAS 107, disclosure requirements (such as pension liabilities) at their carrying amounts in accordance with GAAP on our consolidated fair value balance sheets. We believe these items do not have a significant impact on our overall fair value results. Other non-financial assets and liabilities on our GAAP consolidated balance sheets represent deferrals of costs and revenues that are amortized in accordance with GAAP, such as deferred debt issuance costs and deferred credit fees. Cash receipts and payments related to these items are generally recognized in the fair value of net assets when received or paid, with no basis reflected on our fair value balance sheets.

Valuation Methods and Assumptions

Fair value is generally based on independent price quotations obtained from third-party pricing services, dealer marks or direct market observations, where available. During the second half of 2007, the market for non-agency securities has become significantly less liquid, which has resulted in lower transaction volumes, wider credit spreads and less transparency with pricing for these assets. In addition, we have observed more variability in the quotations received from dealers and third-party pricing services. However we believe that these quotations provide reasonable estimates of fair value. If quoted prices or market data are not available, fair value is based on internal valuation models using market data inputs or internally developed assumptions, where appropriate.

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The following methods and assumptions were used to estimate the fair value of assets and liabilities at December 31, 2007 and 2006.

Mortgage Loans

Mortgage loans represent single-family and multifamily mortgage loans held in our retained portfolio. For GAAP purposes, we must determine the fair value of these mortgage loans to calculate lower-of-cost-or-market adjustments for mortgages classified as held-for-sale. For fair value balance sheet purposes, we used this same approach when determining the fair value of mortgage loans, including those held-for-investment.

We determine the fair value of mortgage loans, excluding delinquent single-family loans purchased out of pools, based on comparisons to actively traded mortgage-related securities with similar characteristics, with adjustments for yield, credit and liquidity differences. Specifically, we aggregate mortgage loans into pools by product type, coupon and maturity and then convert the pools into notional mortgage-related securities based on their specific characteristics. We then calculate fair values for these notional mortgage-related securities as described below in “Mortgage-Related Securities.”

Part of the adjustments for yield, credit and liquidity differences represent an implied management and guarantee fee. To accomplish this, the fair value of the single-family mortgage loans, excluding delinquent single-family loans purchased out of pools, includes an adjustment representing the estimated present value of the additional cash flows on the mortgage coupon in excess of the coupon expected on the notional mortgage-related securities. For multifamily mortgage loans, the fair value adjustment is estimated by calculating the net present value of management and guarantee fees we expect to retain. This retained management and guarantee fee is estimated by subtracting the expected cost of funding and securitizing a multifamily whole loan of a comparable maturity and credit rating from the coupon on the whole loan at the time of purchase.

The implied management and guarantee fee for both single-family and multifamily mortgage loans is also net of the related credit and other components inherent in our guarantee obligation. For single-family mortgage loans, the process for estimating the related credit and other guarantee obligation components is described in the “Guarantee Obligation” section. For multifamily mortgage loans, through the second quarter of 2007, the related credit and other guarantee obligation components were estimated by extracting the credit risk premium that multifamily whole loan investors require from market prices on similar securities. This credit risk premium is net of expected funding, liquidity and other risk premiums that are embedded in the market price of the reference securities. Beginning in the third quarter of 2007, the process was modified to include all related credit and other guarantee obligation components within the value of multifamily whole loans.

Mortgage-Related and Non-Mortgage-Related Securities

Mortgage-related securities represent pass-throughs and other mortgage-related securities issued by us, Fannie Mae and Ginnie Mae, as well as non-agency mortgage-related securities. They are classified as available-for-sale or trading, and are already reflected at fair value on our GAAP consolidated balance sheets.

The fair value of securities with readily available third-party market prices is generally based on market prices obtained from broker/dealers or reliable third-party pricing service providers. Fair value may be estimated by using third-party quotes for similar instruments, adjusted for differences in contractual terms. For other securities, a market OAS approach based on observable market parameters is used to estimate fair value. OAS for certain securities are estimated by deriving the OAS for the most closely comparable security with an available market price, using proprietary interest-rate and prepayment models. If necessary, our judgment is applied to estimate the impact of differences in prepayment uncertainty or other unique cash flow characteristics related to that particular security. Fair values for these securities are then estimated by using the estimated OAS as an input to the interest-rate and prepayment models and estimating the net present value of the projected cash flows. The remaining instruments are priced using other modeling techniques or by using other securities as proxies.

Cash and Cash Equivalents

Cash and cash equivalents largely consist of highly liquid investment securities with an original maturity of three months or less used for cash management purposes, as well as cash collateral posted by our derivative counterparties. Given that these assets are short-term in nature with limited market value volatility, the carrying amount on our GAAP consolidated balance sheets is deemed to be a reasonable approximation of fair value.

Securities Purchased Under Agreements to Resell and Federal Funds Sold

Securities purchased under agreements to resell and federal funds sold principally consists of short-term contractual agreements such as reverse repurchase agreements involving Treasury and agency securities, federal funds sold and Eurodollar time deposits. Given that these assets are short-term in nature, the carrying amount on our GAAP consolidated balance sheets is deemed to be a reasonable approximation of fair value.

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Derivative Assets, Net

Derivative assets largely consist of interest-rate swaps, option-based derivatives, futures and forward purchase and sale commitments that we account for as derivatives. The carrying value of our derivatives on our consolidated balance sheets is equal to their fair value, including net derivative interest receivable or payable and is net of cash collateral held or posted, where allowable by a master netting agreement. Derivatives in net unrealized gain position are reported as derivative assets, net. Similarly, derivatives in a net unrealized loss position are reported as derivative liabilities, net. As of October 1, 2007, we elected to reclassify net derivative interest receivable or payable and cash collateral held or posted on our consolidated balance sheets to derivative asset, net and derivative liability, net, as applicable. Prior to this reclassification these amounts were recorded in accounts and other receivables, net, accrued interest payable, other assets and senior debt, due within one year, as applicable. Certain amounts in prior periods’ consolidated balance sheets have been reclassified to conform to the current presentation.

The fair values of interest-rate swaps are determined by using the appropriate yield curves to calculate and discount the expected cash flows for both the fixed-rate and variable-rate components of the swap contracts. Option-based derivatives, which principally include call and put swaptions, are valued using an option-pricing model. This model uses market interest rates and market-implied option volatilities, where available, to calculate the option’s fair value. Market-implied option volatilities are based on information obtained from broker/dealers. The fair value of exchange-traded futures is based on end-of-day closing prices obtained from third-party pricing services. Derivative forward purchase and sale commitments are valued using the methods described for mortgage-related securities valuation above.

The fair value of derivative assets considers the impact of institutional credit risk in the event that the counterparty does not honor its payment obligation. Our fair value of derivatives is not adjusted for expected credit losses because we obtain collateral from most counterparties typically within one business day of the daily market value calculation and substantially all of our credit risk arises from counterparties with investment-grade credit ratings of A or above.

Guarantee Asset

At December 31, 2007 and 2006, approximately 91% and 88%, respectively, of PCs and Structured Securities issued had a corresponding guarantee asset recognized on our consolidated balance sheets. For more information regarding the accounting for the guarantee asset related to PCs and Structured Securities, see “NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES” to these consolidated financial statements.

For fair value balance sheet purposes, the guarantee asset is reflected for all PCs and Structured Securities and is valued using the same method as used for GAAP fair value purposes. For a description of how we determine the fair value of our guarantee asset, see “NOTE 2: FINANCIAL GUARANTEES AND TRANSFERS OF SECURITIZED INTERESTS IN MORTGAGE-RELATED ASSETS” to these consolidated financial statements.

Other Assets

Other assets consists of investments in qualified LIHTC partnerships that are eligible for federal tax credits, credit enhancement contracts related to PCs and Structured Securities (pool insurance and recourse and/or indemnification agreements), financial guarantee contracts for additional credit enhancements on certain manufactured housing asset-backed securities, REO, property and equipment, and other miscellaneous assets.

Our investments in LIHTC partnerships, reported as consolidated entities or equity method investments in the GAAP financial statements, are not within the scope of SFAS 107 disclosure requirements. However, we present the fair value of these investments in other assets. For the LIHTC partnerships, the fair value of expected tax benefits is estimated using expected cash flows discounted at a market-based yield.

For the credit enhancement contracts related to PCs and Structured Securities (pool insurance and recourse and/or indemnification agreements), fair value is estimated using an expected cash flow approach, and is intended to reflect the estimated amount that a third party would be willing to pay for the contracts. On our consolidated fair value balance sheets, these contracts are reported at fair value at each balance sheet date based on current market conditions. On our GAAP consolidated balance sheets, these contracts are initially recorded at fair value at inception, then amortized to expense.

For the credit enhancements on manufactured housing asset-backed securities, the fair value is based on the difference between the market price of non-credit-impaired manufactured housing securities and credit-impaired manufactured housing securities that are likely to produce future credit losses, as adjusted for our estimate of a risk premium attributable to the financial guarantee contracts. The value of the contracts, over time, will be determined by the actual credit-related losses incurred and, therefore, may have a value that is higher or lower than our market-based estimate. On our GAAP consolidated financial statements, these contracts are recognized as realized.

The other categories of assets that comprise other assets are not financial instruments required to be valued at fair value under SFAS 107, such as REO and property and equipment. For the majority of these non-financial assets in other assets, we use the carrying amounts from our GAAP consolidated balance sheets as the reported values on our consolidated fair value

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balance sheets, without any adjustment. These assets represent an insignificant portion of our GAAP consolidated balance sheets. Certain non-financial assets in other assets on our GAAP consolidated balance sheets are assigned a zero value on our consolidated fair value balance sheets. This treatment is applied to deferred items such as deferred debt issuance costs.

We adjust the GAAP-basis deferred taxes reflected on our consolidated fair value balance sheets to include estimated income taxes on the difference between our consolidated fair value balance sheets net assets, including deferred taxes from our GAAP consolidated balance sheets, and our GAAP consolidated balance sheets equity attributable to common stockholders. To the extent the adjusted deferred taxes are a net asset, this amount is included in other assets. If the adjusted deferred taxes are a net liability, this amount is included in other liabilities.

Total Debt Securities, Net

Total debt securities, net represents short-term and long-term debt used to finance our assets and, on our consolidated GAAP balance sheets, debt securities are reported at amortized cost, which is net of deferred items, including premiums, discounts and hedging-related basis adjustments. This item includes both non-callable and callable debt as well as short-term zero-coupon discount notes. The fair value of the short-term zero-coupon discount notes is based on a discounted cash flow model with market inputs. The valuation of other debt securities is generally based on market prices obtained from broker/dealers, reliable third-party pricing service providers or direct market observations.

Guarantee Obligation

We did not establish a guarantee obligation for GAAP purposes for PCs and Structured Securities that were issued through our guarantor swap program prior to adoption of FIN 45. In addition, after it is initially recorded at fair value the guarantee obligation is not subsequently carried at fair value for GAAP purposes. On our consolidated fair value balance sheets, the guarantee obligation reflects the fair value of our guarantee obligation on all PCs. Additionally, for fair value balance sheet purposes, the guarantee obligation is valued using the same method as used for GAAP to determine its initial fair value. Because guarantee asset, guarantee obligation and credit enhancement-related assets that are recognized at the inception of an executed guarantor swap are valued independently of each other, net differences between these recognized assets and liabilities may exist at inception. If the amount of the guarantee asset plus the credit enhancement-related assets is greater than the amount of the guarantee obligation, the difference between such amounts is deferred on our GAAP consolidated balance sheets as a component of the guarantee obligation. This component of the guarantee obligation is not recorded on the consolidated fair value balance sheets. The difference between the fair value and carrying value of the guarantee obligation shown in Table 16.1 reflects the different basis of accounting for this liability. For example, the fair value of the guarantee obligation does not include the unamortized balance of deferred guarantee income that is a component of its carrying value on the GAAP consolidated balance sheets. For information concerning our valuation approach and accounting policies related to our guarantees of mortgage assets, see “NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES” and “NOTE 2: FINANCIAL GUARANTEES AND TRANSFERS OF SECURITIZED INTERESTS IN MORTGAGE-RELATED ASSETS” to these consolidated financial statements.

Derivative Liabilities, Net

See discussion under “Derivative Assets, Net” above.

Reserve For Guarantee Losses on PCs

The carrying amount of the reserve for guarantee losses on PCs on our GAAP consolidated balance sheets represents the contingent losses contained in the loans that back our PCs. This line item has no basis on our consolidated fair value balance sheets, because the estimated fair value of all expected default losses (both contingent and non-contingent) is included in the guarantee obligation reported on our consolidated fair value balance sheets.

Other Liabilities

Other liabilities principally consists of amounts due to PC investors (i.e., principal and interest), funding liabilities associated with investments in LIHTC partnerships, accrued interest payable on debt securities and other miscellaneous obligations of less than one year. We believe the carrying amount of these liabilities is a reasonable approximation of their fair value, except for funding liabilities associated with investments in LIHTC partnerships, for which fair value is estimated using expected cash flows discounted at a market-based yield. Furthermore, certain deferred items reported as other liabilities on our GAAP consolidated balance sheets are assigned zero value on our consolidated fair value balance sheets, such as deferred credit fees. Also, as discussed in “Other Assets,” other liabilities may include a deferred tax liability adjusted for fair value balance sheet purposes.

In addition, effective December 2007, we established securitization trusts for the assets underlying our PCs and Structured Securities. Consequently, we hold remittances in a segregated account and administer payments due to the PC investors. Other liabilities at December 31, 2007 does not reflect amounts due to PC investors since this is a liability of the off-balance sheet trusts.

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Minority Interests in Consolidated Subsidiaries

Minority interests in consolidated subsidiaries primarily represent preferred stock interests that third parties hold in our two majority-owned REIT subsidiaries. In accordance with GAAP, we consolidated the REITs. The preferred stock interests are not within the scope of SFAS 107 disclosure requirements. However, we present the fair value of these interests on our consolidated fair value balance sheets. The fair value of the third-party minority interests in these REITs was based on the estimated value of the underlying REIT preferred stock we determined based on a valuation model.

Net Assets Attributable to Preferred Stockholders

To determine the preferred stock fair value, we use a market-based approach incorporating quoted dealer prices.

Net Assets Attributable to Common Stockholders

Net assets attributable to common stockholders is equal to the difference between the fair value of total assets and the sum of total liabilities and minority interests reported on our consolidated fair value balance sheets, less the fair value of net assets attributable to preferred stockholders.

NOTE 17: CONCENTRATION OF CREDIT AND OTHER RISKS

Mortgages and Mortgage-Related Securities

Table 17.1 summarizes the geographical concentration of mortgages and mortgage-related securities that are held by us or that are collateral for PCs and Structured Securities, excluding:

•	$1.3 billion and $1.5 billion of mortgage-related securities issued by Ginnie Mae that back Structured Securities at December 31, 2007 and 2006, respectively, because these securities do not expose us to meaningful amounts of credit risk;

•	$47.8 billion and $45.4 billion of other agency mortgage-related securities at December 31, 2007 and 2006, respectively, because these securities do not expose us to meaningful amounts of credit risk; and

•	$233.8 billion and $238.5 billion of non-agency mortgage-related securities held in the retained portfolio at December 31, 2007 and 2006, respectively, because geographic information regarding these securities is not available. With respect to these securities, we look to third party credit enhancements (e.g., bond insurance) or other credit enhancements resulting from the securitization structure supporting such securities (e.g., subordination levels) as a primary means of managing credit risk.

See “NOTE 4: RETAINED PORTFOLIO AND CASH AND INVESTMENTS PORTFOLIO” and “NOTE 5: MORTGAGE LOANS AND LOAN LOSS RESERVES” to these consolidated financial statements for more information about the securities and loans, respectively, we hold on our consolidated balance sheets.

Table 17.1 — Concentration of Credit Risk

	December 31,
	2007		2006
	Amount(1)(2)	Percentage	Amount(1)(2)	Percentage
	(dollars in millions)

By Region(3)
West	$455,051	25%	$366,492	24%
Northeast	443,813	24	375,844	24
North Central	353,522	19	324,255	21
Southeast	335,386	19	279,984	18
Southwest	231,951	13	194,785	13

	$1,819,723	100%	$1,541,360	100%

By State
California	$243,225	13%	$195,964	13%
Florida	124,092	7	101,901	7
Illinois	91,835	5	80,130	5
Texas	91,130	5	74,764	5
New York	90,686	5	77,614	5
All others	1,178,755	65	1,010,987	65

	$1,819,723	100%	$1,541,360	100%

(1)	Calculated as total mortgage portfolio less Structured Securities backed by Ginnie Mae Certificates and non-Freddie Mac mortgage-related securities held in the retained portfolio.
(2)	Effective December 2007, we established securitization trusts for the underlying assets of our guaranteed PCs and Structured Securities issued. As a result, we adjusted the reported balance of our mortgage portfolios to reflect the publicly-available security balances of guaranteed PCs and Structured Securities. Previously we reported these balances based on the unpaid principal balance of the underlying mortgage loans. The trust holds remittances from loans underlying our securities in a segregated account. Consequently, we no longer commingle those funds with our general operating funds.
(3)	Region Designation: West (AK, AZ, CA, GU, HI, ID, MT, NV, OR, UT, WA); Northeast (CT, DE, DC, MA, ME, MD, NH, NJ, NY, PA, RI, VT, VA, WV); North Central (IL, IN, IA, MI, MN, ND, OH, SD, WI); Southeast (AL, FL, GA, KY, MS, NC, PR, SC, TN, VI); Southwest (AR, CO, KS, LA, MO, NE, NM, OK, TX, WY).

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Higher-Risk Mortgage Loans

There have been an increasing amount of residential loan products originated in the mortgage industry that are designed to offer borrowers greater choices in their payment terms. Interest-only mortgages allow the borrower to pay only interest for a fixed period of time before the loan begins to amortize. Option ARM loans permit a variety of repayment options, which include minimum, interest only, fully amortizing 30-year and fully amortizing 15-year payments. The minimum payment alternative for option ARM loans allows the borrower to make monthly payments that are less than the interest accrued for the period. The unpaid interest, known as negative amortization, is added to the principal balance of the loan, which increases the outstanding loan balance. At December 31, 2007 and 2006, interest-only and option ARM loans collectively represented approximately 10% and 7%, respectively, of loans underlying our issued guaranteed PCs and Structured Securities.

In addition to these products, there has been an increase of residential mortgage loans originated in the market with lower or alternative documentation requirements than full documentation mortgage loans. These reduced documentation mortgages have been categorized in the mortgage industry as Alt-A loans. We have classified mortgage loans as Alt-A if the lender that delivers them to us has classified the loans as Alt-A, or if the loans had reduced documentation requirements that indicate that the loans should be classified as Alt-A. As of December 31, 2007, approximately 9% of our single-family PCs and Structured Securities were backed by Alt-A mortgage loans.

A combination of certain loan characteristics with any mortgage loan product often can indicate a higher degree of credit risk. For example, mortgages with both high loan-to-value, or LTV ratios and borrowers who have lower credit scores typically experience higher rates of delinquency, default and credit losses. As of December 31, 2007, approximately 1% of single-family mortgage loans we have guaranteed were made to borrowers with credit scores below 620 and had original LTV ratios above 90% at the time of mortgage origination. In addition, as of December 31, 2007, 4% of the Alt-A and interest-only single-family loans we have guaranteed have been made to borrowers with credit scores below 620 at mortgage origination. As home prices increased during 2006 and prior years, many borrowers used second liens at the time of purchase to potentially reduce their LTV ratio to below 80%. Including this secondary financing, we estimate that the percentage of loans we have guaranteed with total LTV ratios above 90% was 14% as of December 31, 2007.

Mortgage Lenders and Insurers

A significant portion of our single-family mortgage purchase volume is generated from several key mortgage lenders that have entered into business arrangements with us. These arrangements generally involve a lender’s commitment to sell a high proportion of its conforming mortgage origination volume to us. Our largest mortgage lender in 2007 reduced its minimum mortgage volume commitment to us upon renewal of its contract at July 1, 2007. In addition, ABN Amro Mortgage Group, Inc., which accounted for more than 8% of our mortgage purchase volume for the six months ended June 30, 2007, was acquired and its contract was not renewed when it expired in the third quarter 2007. During 2007, three mortgage lenders: Wells Fargo Bank, N.A., Countrywide Home Loans, Inc. and Bank of America, N.A., each accounted for 10% or more of our mortgage purchase volume and collectively accounted for approximately 45% of our total volume. In addition, in 2007, our top ten single-family lenders represented approximately 79% of our single-family mortgage purchase volume. In 2007, our top three multifamily lenders collectively represented approximately 44% of our multifamily purchase volume and top ten multifamily lenders represented approximately 80% of our multifamily purchase volume. These top lenders are among the largest mortgage loan originators in the U.S. We are exposed to the risk that we could lose purchase volume to the extent these arrangements are terminated or modified without replacement from other lenders.

We have institutional credit risk relating to the potential insolvency or non-performance of mortgage insurers that insure mortgages we purchase or guarantee. Excluding insurers of our non-agency mortgage-related securities portfolio at December 31, 2007, our top four mortgage insurers: Mortgage Guaranty Insurance Corp, Radian Guaranty Inc., Genworth Mortgage Insurance Corporation and PMI Mortgage Insurance Co., each accounted for more than 10% of our overall mortgage insurance coverage and collectively represented approximately 75% of our overall mortgage insurance coverage.

Bond insurers

For certain non-agency securities in both our retained and investment portfolios, we rely on subordination and bond insurance of the trust issuing the security as credit enhancement to provide protection from credit loss. In those instances where we seek further protection, we may obtain additional credit enhancement with secondary bond insurance; however, this increases our exposure to the risks related to the bond insurer’s ability to satisfy claims. As of December 31, 2007, we had insurance coverage, including secondary policies, on securities totaling $17.9 billion of unpaid principal balance, consisting of $16.1 billion and $1.8 billion, of coverage for bonds in our retained and investment portfolio, respectively. As of December 31, 2007, the top four of our bond insurers: Ambac Assurance Corporation, Financial Guaranty Insurance Company, MBIA Inc., and Financial Security Assurance Inc., each accounting for more than 10% of our overall bond insurance coverage (including secondary policies) and collectively represented approximately 92% of our bond insurance coverage.

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Derivative Portfolio

On an ongoing basis, we review the credit fundamentals of all of our derivative counterparties to confirm that they continue to meet our internal standards. We assign internal ratings, credit capital and exposure limits to each counterparty based on quantitative and qualitative analysis, which we update and monitor on a regular basis. We conduct additional reviews when market conditions dictate or events affecting an individual counterparty occur.

Derivative Counterparties

Our use of derivatives exposes us to counterparty credit risk, which arises from the possibility that the derivative counterparty will not be able to meet its contractual obligations. Exchange-traded derivatives, such as futures contracts, do not measurably increase our counterparty credit risk because changes in the value of open exchange-traded contracts are settled daily through a financial clearinghouse established by each exchange. Over-the-counter, or OTC, derivatives, however, expose us to counterparty credit risk because transactions are executed and settled between us and our counterparty. Our use of OTC interest-rate swaps, option-based derivatives and foreign-currency swaps is subject to rigorous internal credit and legal reviews. Our derivative counterparties carry external credit ratings among the highest available from major rating agencies. All of these counterparties are major financial institutions and are experienced participants in the OTC derivatives market.

Master Netting and Collateral Agreements

We use master netting and collateral agreements to reduce our credit risk exposure to our active OTC derivative counterparties for interest-rate swaps, option-based derivatives and foreign-currency swaps. Master netting agreements provide for the netting of amounts receivable and payable from an individual counterparty, which reduces our exposure to a single counterparty in the event of default. On a daily basis, the market value of each counterparty’s derivatives outstanding is calculated to determine the amount of our net credit exposure, which is equal to derivatives in a net gain position by counterparty after giving consideration to collateral posted. Our collateral agreements require most counterparties to post collateral for the amount of our net exposure to them above the applicable threshold. Bilateral collateral agreements are in place for the majority of our counterparties. Collateral posting thresholds are tied to a counterparty’s credit rating. Derivative exposures and collateral amounts are monitored on a daily basis using both internal pricing models and dealer price quotes. Collateral is typically transferred within one business day based on the values of the related derivatives. This time lag in posting collateral can affect our net uncollateralized exposure to derivative counterparties.

Collateral posted by a derivative counterparty is typically in the form of cash, although U.S. Treasury securities, our PCs and Structured Securities or our debt securities may also be posted. In the event a counterparty defaults on its obligations under the derivatives agreement and the default is not remedied in the manner prescribed in the agreement, we have the right under the agreement to direct the custodian bank to transfer the collateral to us or, in the case of non-cash collateral, to sell the collateral and transfer the proceeds to us.

Our uncollateralized exposure to counterparties for OTC interest-rate swaps, option-based derivatives and foreign-currency swaps, after applying netting agreements and collateral, was $339 million and $672 million at December 31, 2007 and 2006, respectively. In the event that all of our counterparties for these derivatives were to have defaulted simultaneously on December 31, 2007, our maximum loss for accounting purposes would have been approximately $339 million. One of our AAA-rated counterparties, Kreditanstalt fur Wiederaufbau, accounted for 22% of our net uncollateralized exposure to derivatives counterparties as of December 31, 2007, due to a single foreign-currency denominated interest-rate swap that matured in February 2008. At maturity, we received all cash flows that were due to us.

Our exposure to counterparties for OTC forward purchase and sale commitments treated as derivatives was $465 million and $18 million at December 31, 2007 and 2006, respectively. Because the typical maturity for our OTC commitments is less than one year, we do not require master netting and collateral agreements for the counterparties of these commitments. Therefore, the exposure to our OTC commitments counterparties is uncollateralized. Similar to counterparties for our OTC interest-rate swaps, option-based derivatives and foreign-currency swaps, we monitor the credit fundamentals of our OTC commitments counterparties on an ongoing basis to ensure that they continue to meet our internal risk-management standards.

NOTE 18: MINORITY INTERESTS

The equity and net earnings attributable to the minority stockholder interests in consolidated subsidiaries are reported on our consolidated balance sheets as Minority interests in consolidated subsidiaries and on our consolidated statements of income as Minority interests in earnings of consolidated subsidiaries. The majority of the balances in these accounts relate to our two majority-owned REITs.

In February 1997, we formed two majority-owned REIT subsidiaries funded through the issuance of common stock (99.9% of which is held by us) and a total of $4.0 billion of perpetual, step-down preferred stock issued to outside investors. Beginning in 2007, the dividend rate on the step-down preferred stock was 1.0%. The dividend rate on the step-down

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preferred stock was 13.3% from initial issuance through December 2006 (the initial term). Dividends on this preferred stock accrue in arrears. The balance of the two step-down preferred stock issuances as recorded within Minority interests in consolidated subsidiaries on our consolidated balance sheets totaled $167 million and $503 million at December 31, 2007 and 2006, respectively. The preferred stock continues to be redeemable by the REITs under certain circumstances described in the preferred stock offering documents as a “tax event redemption.”

NOTE 19: EARNINGS PER SHARE

We have participating securities related to options with dividend equivalent rights that receive dividends as declared on an equal basis with common shares. Consequently, in accordance with Emerging Issues Task Force, or EITF, No. 03-6, “Participating Securities and the Two-Class Method under FASB Statement No. 128”, we use the “two-class” method of computing earnings per share. Participating security option holders are not obligated to participate in undistributed net losses. Basic earnings per common share are computed by dividing net income (loss) available per common share by weighted average common shares outstanding — basic for the period. Diluted earnings (loss) per common share are computed as net income (loss) available to common stockholders divided by weighted average common shares outstanding — diluted for the period, which consider the effect of dilutive common equivalent shares outstanding. For periods with net income the effect of dilutive common equivalent shares outstanding includes: (a) the weighted average shares related to stock options (including the Employee Stock Purchase Plan) that have an exercise price lower than the average market price during the period; (b) the weighted average of non-vested restricted shares; and (c) all restricted stock units. Such items are excluded from the weighted average common shares outstanding — basic.

Table 19.1 — Earnings (Loss) Per Common Share — Basic and Diluted

	Year Ended December 31,
		Adjusted
	2007	2006	2005
	(dollars in millions, except
	per share amounts)

Net income (loss)	$(3,094)	$2,327	$2,113
Preferred stock dividends and issuance costs on redeemed preferred stock	(404)	(270)	(223)
Amounts allocated to participating security option holders(1)	(5)	(6)	—

Net income (loss) available to common shareholders — basic(2)	$(3,503)	$2,051	$1,890

Weighted average common shares outstanding — basic (in thousands)	651,881	680,856	691,582
Dilutive potential common shares (in thousands)	—	1,808	1,929

Weighted average common shares outstanding — diluted (in thousands)	651,881	682,664	693,511

Antidilutive potential common shares excluded from the computation of dilutive potential common shares (in thousands)	6,161	1,892	2,297
Basic earnings (loss) per common share	$(5.37)	$3.01	$2.73
Diluted earnings (loss) per common share	$(5.37)	$3.00	$2.73

(1)	Participating security option holders do not participate in undistributed earnings during periods of net losses.
(2)	Includes distributed and undistributed earnings to common shareholders.

NOTE 20: CHANGES IN ACCOUNTING PRINCIPLES

Effective December 31, 2007, we retrospectively changed our method of accounting for our guarantee obligation: 1) to a policy of no longer extinguishing our guarantee obligation when we purchase all or a portion of a guaranteed PC and Structured Security, or PC, from a policy of effective extinguishment through the recognition of a Participation Certificate residual, or PC residual, and 2) to a policy that amortizes our guarantee obligation into earnings in a manner that corresponds more closely to our economic release from risk under our guarantee than our former policy, which amortized our guarantee obligation according to the contractual expiration of our guarantee as observed by the decline in the unpaid principal balance of securitized mortgage loans. While our previous accounting is acceptable, we believe the newly adopted method of accounting for our guarantee obligation is preferable in that it significantly enhances the transparency and understandability of our financial results, promotes uniformity in the accounting model for the credit risk retained in our primary credit guarantee business, better aligns revenue recognition to the release from economic risk of loss under our guarantee, and increases comparability with other similar financial institutions. Comparative financial statements of prior periods have been adjusted to apply the new methods, retrospectively. Summarized impacts of the changes in accounting principles are as follows:

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Table 20.1 — Net Income (Expense) Impact of Changes in Accounting Principles

	2007	2006	2005
	(in millions)

Changes in accounting principles:
Guarantee obligation no longer extinguished when a PC is purchased	$2,289	$(461)	$(54 5)
Guarantee obligation amortization methodology	922	640	519

Total pre-tax impact of changes in accounting principles	3,211	179	(26)
Tax impact of changes in accounting principles	(1,124)	(63)	9

Total net income impact of changes in accounting principles	$2,087	$116	$(17)

Changes in Accounting Principles

Guarantee Obligation No Longer Extinguished When PC is Purchased

The change to no longer extinguish our guarantee obligation when we purchase all or a portion of a PC reflects changes made to our PC issuance process, including introducing the use of securitization trusts that are qualifying special purpose entities, or QSPE, upon PC issuance. When we subsequently purchase a PC, our guarantee obligation remains outstanding to the QSPE, an unconsolidated entity, and consequently our guarantee obligations remain outstanding. The guarantee asset also continues to remain outstanding. Application of a model that does not extinguish our guarantee asset and guarantee liability is consistent with predominant industry practice for similar transactions. Under this new model, PCs held by us are accounted for as guaranteed securities; accordingly, credit losses are recognized on an incurred basis in the provision for credit losses rather than through the recognition of a PC residual at fair value with changes in earnings or through security impairments.

We applied the change to no longer extinguish our guarantee obligation retrospectively in accordance with SFAS 154, “Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3,” or SFAS 154. This presentation significantly enhances the transparency and understandability of our financial statements in that our guarantee obligation is presented as a separate liability relative to all PCs outstanding (whether held by third parties or us). Consequently, all credit losses, except for initial losses on loans purchased as impaired loans under SOP 03-3, stemming from guarantee-related activities are now accounted for in our provision for credit losses using a single measurement attribute (i.e., an incurred loss model). Gains and losses related to our previous extinguishment model have been eliminated. As such, the results of our guarantee business are less difficult to compare to other financial guarantors.

Our previous accounting method resulted in a mixed model with a portion of our guarantee obligation recorded at fair value through earnings when we held PCs, and a portion of the guarantee obligation carried at historical cost subject to credit losses recognized for probable incurred losses when the PCs were held by third parties. Under the previous model, we reflected PCs held by us as unguaranteed securities. Accordingly, these securities were subject to security impairments and the management and guarantee fees received reflected additional interest income.

Guarantee Obligation Amortization Method

The change in the method of amortizing our guarantee obligation into earnings uses a static effective yield calculated and fixed at inception of the guarantee based on forecasted unpaid principal balances. The static effective yield will be evaluated and adjusted when significant changes in economic events cause a shift in the pattern of our economic release from risk. For example, certain market environments may lead to sharp and sustained changes in home prices or prepayments of mortgages, leading to the need for an adjustment in the static effective yield for specific mortgage pools underlying the guarantee. When a change is required, a cumulative catch-up adjustment, which could be significant in a given period, will be recognized and a new static effective yield will be used to determine our guarantee obligation amortization. The new method amortizes our guarantee obligation into earnings commensurate with our economic release from risk under changing economic conditions and is more consistent with our competitors than the prior amortization method. The new method has been retrospectively applied to all prior periods.

The previous method amortized our guarantee obligation according to the contractual expiration of the guarantee as observed by the decline in the unpaid principal balance of securitized mortgage loans. The previous method amortized our guarantee obligation in a manner that was reflective of the pattern of economic release from risk in periods of normal or high prepayments and normal or high house price appreciation. However, the new amortization method more closely aligns our guarantee obligation amortization with our economic release from risk, particularly in periods of slowing prepayments and slowing house price appreciation (or house price depreciation in some areas) such as experienced during the fourth quarter of 2007.

Financial Statement Impacts of the Accounting Changes

Retrospective adoption of the accounting changes impacted several financial statement line items. Because our guarantee asset and guarantee obligation remain outstanding whether held by us or third parties, line item impacts include: 1) reduced gains (losses) on investment activity resulting from the removal of PC residual fair value changes, 2) increased gains (losses)

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on guarantee asset relating to PCs held by us that were previously recognized as part of PC residual, 3) increased income on guarantee obligation reflecting both a change in our guarantee obligation balance resulting from no longer extinguishing our guarantee obligation and a change in our amortization policy for the guarantee obligation to one that recognizes revenue in a manner that corresponds more closely to our economic release from risk under the guarantee, 4) increased management and guarantee income and reduced interest income resulting from the reclassification of guarantee and delivery fees on PCs held by us previously recognized as interest income when our guarantee was considered extinguished, 5) increased provision for credit losses relating to additional PCs subject to our loan loss reserve model, 6) increased losses on loans purchased relating to PCs held by us that were previously recognized as part of PC residual, 7) reduced gains (losses) on investment activity resulting from the removal of adjustments to the carrying value of our securities that were previously recognized upon purchase related to the extinguishment of deferred income items and 8) reduced gains (losses) on investment activity resulting from elimination of impairments on PCs held by us that are now subject to a guarantee.

With respect to 3) above, it is important to note that the accounting change from the previous model results in an increase in our guarantee obligation balance for PCs held by us and a decrease in our guarantee obligation balance because our guarantee obligation is not re-measured at fair value when PCs previously purchased by us are subsequently sold. As such, the change in the income on guarantee obligation line item is not distinguished between no longer extinguishing our guarantee obligation and our guarantee obligation amortization change, as doing so is not operationally feasible given activity levels in the various periods presented. This difficulty highlights the fact that the change will provide financial statement users with improved transparency of operating results under the new method, in that it presents results using a single model.

Other Changes in Accounting Principles

On October 1, 2007, we adopted FSP FIN 39-1 which permits a reporting entity to offset fair value amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral against fair value amounts recognized for derivative instruments executed with the same counterparty under a master netting agreement. We elected to reclassify net derivative interest receivable or payable and cash collateral held or posted, on our consolidated balance sheets, to derivative asset, net and derivative liability, net, as applicable. Prior to reclassification, these amounts were recorded on our consolidated balance sheets in accounts and other receivables, net, accrued interest payable, other assets and senior debt, due within one year, as applicable. The change resulted in a decrease to total assets and total liabilities of $8.7 billion at the date of adoption, October 1, 2007, and $7.2 billion at December 31, 2007. The adoption of FSP FIN 39-1 had no effect on our consolidated statements of income.

On January 1, 2007, we adopted FIN 48, and as a result of adoption, we recorded a $181 million increase to retained earnings at January 1, 2007. See “NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES” to these consolidated financial statements for more information.

At December 31, 2006, we adopted SFAS 158 which requires the recognition of our pension and other postretirement plans’ overfunded or underfunded status in the statement of financial position beginning December 31, 2006. As a result of the adoption, we recorded the funded status of each of our defined benefit plans as an asset or liability on our consolidated balance sheet with a corresponding offset, net of taxes, recorded in AOCI within stockholders’ equity, resulting in an after-tax decrease in equity of $84 million at December 31, 2006.

Effective January 1, 2006, we made a change to our method of amortization for certain types of non-agency securities resulting in a $13 million (after-tax) reduction to the opening balance of retained earnings.

Beginning October 1, 2005, we changed our method for determining gains and losses upon the resale of PCs related to deferred items recognized in connection with our guarantee of those securities. This change in accounting principle was facilitated by system changes that now allow us to apply and track these deferred items relative to the specific portions of the purchased PCs. The lack of certain historical data precluded us from calculating the cumulative effect of the change. We were not able to determine the pro forma effects of applying the new method retrospectively.

Effective January 1, 2005, we changed our method of accounting for interest expense related to callable debt instruments to recognize interest expense using an effective interest method over the contractual life of the debt. For periods prior to 2005, we amortized premiums, discounts, deferred issuance costs and other basis adjustments into interest expense using an effective interest method over the estimated life of the debt. We implemented this change in accounting method to facilitate improved financial reporting, particularly to promote the comparability of our financial reporting with that of our primary competitor. The change in accounting method also reduced the operational complexity associated with determining the estimated life of callable debt. The cumulative effect of this change was a $59 million (after-tax) reduction in net income for 2005.

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Tax Adjustments

As a result of the changes in accounting principles, our cumulative income tax expense increased by $0.7 billion resulting in a deferred tax asset decrease of $0.7 billion at December 31, 2007. In addition, due to the changes in accounting principles, our deferred tax asset related to our AOCI increased by $0.1 billion.

Table 20.2 summarizes the effect of the changes in accounting principles related to our guarantee obligation on the consolidated statements of income line items for 2007, 2006 and 2005.

Table 20.2 — Effect of Changes in Accounting Principles to Consolidated Statements of Income

	Year Ended December 31,
	2007			2006			2005
	As computed	As reported
	without	with
	changes in	changes in
	accounting	accounting	Effect of	As Previously	As	Effect of	As Previously	As	Effect of
	principles	principles	Changes	Reported	Adjusted	Changes	Reported	Adjusted	Changes
	(in millions, except per share amounts)

Interest income:
Mortgage loans	$4,446	$4,449	$3	$4,152	$4,152	$—	$4,037	$4,010	$(27)
Mortgage-related securities	35,707	34,893	(814)	34,673	33,850	(823)	29,684	28,968	(716)
Management and guarantee income	2,010	2,635	625	1,672	2,393	721	1,450	2,076	6 26
Gains (losses) on guarantee asset	(1,212)	(1,484)	(272)	(800)	(978)	(178)	(1,064)	(1,409)	(345)
Income on guarantee obligation	985	1,905	920	867	1,519	652	920	1,428	508
Derivative gains (losses)	(1,906)	(1,904)	2	(1,164)	(1,173)	(9)	(1,357)	(1,321)	36
Gains (losses) on investment activity	(3,310)	294	3,604	(474)	(473)	1	(127)	(97)	30
Recoveries on loans impaired upon purchase	438	505	67	—	—	—	—	—	—
Other income(1)	246	246	—	252	236	(16)	177	126	(51)
Provision for credit losses	(2,371)	(2,854)	(483)	(215)	(296)	(81)	(251)	(307)	(56)
Losses on certain credit guarantees(1)	(1,992)	(1,988)	4	(350)	(406)	(56)	(234)	(272)	(38)
Losses on loans purchased(1)	(1,419)	(1,865)	(446)	(126)	(148)	(22)	—	—	—
Other expenses	(223)	(222)	1	(190)	(200)	(10)	(537)	(530)	7
Income tax (expense) benefit	4,007	2,883	(1,124)	108	45	(63)	(367)	(358)	9
Net income (loss)	(5,181)	(3,094)	2,087	2,211	2,327	116	2,130	2,113	(17)
Basic earnings (loss) per common share	(8.58)	(5.37)	3.21	2.84	3.01	0.17	2.76	2.73	(0.03)
Diluted earnings (loss) per common share	(8.58)	(5.37)	3.21	2.84	3.00	0.16	2.75	2.73	(0.02)

(1)	Hedge accounting gains previously reported separately are included in other income. Foreign-currency gains (losses), net is excluded from Other income to conform to current period presentation. Similarly, losses on certain credit guarantees and losses on loans purchased are presented separately to conform to current period presentation.

The primary contributor to the $2.1 billion net income impact of changes in accounting principles in 2007 was the change to a policy of no longer extinguishing our guarantee obligation when we purchase all or a part of a PC. As a result of this change, PCs and Structured Securities held in our retained portfolio are accounted for as guaranteed securities and are no longer subject to credit-related impairments based on their underlying collateral. The guarantee related to the PCs or Structured Securities is subject to a SFAS 5 provision for credit losses. In addition, the policy of no longer extinguishing our guarantee obligation resulted in the removal of our PC residuals classified as trading assets and the reversal of the associated mark-to-market from our income statement. These impacts can be observed in the $3.6 billion effect of changes reported on the gains (losses) on investment activity line within Table 20.2. Widening credit spreads in 2007 resulted in increases to our losses on investment activity prior to our change in accounting principle. The positive effect of this change was partially offset by increased provision for credit losses, losses on loans purchased and the associated income taxes.

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Table 20.3 summarizes the effect of the changes in accounting principles related to our guarantee obligation and adoption of FSP FIN 39-1 on the consolidated balance sheet line items as of December 31, 2007 and 2006.

Table 20.3 — Effect of Changes in Accounting Principles to Consolidated Balance Sheets

	December 31,
	2007			2006
	As computed	As reported
	without	with
	changes in	changes in
	accounting	accounting	Effect of	As Previously	As	Effect of
	principles	principles	Changes	Reported	Adjusted	Changes
	(in millions)

Assets:
Mortgage loans, net	$80,167	$80,032	$(135)	$65,618	$65,605	$(13)
Total mortgage-related securities	626,427	629,754	3,327	634,925	634,328	(597)
Accounts and other receivables, net	6,953	5,003	(1,950)	7,461	5,073	(2,388)
Derivative assets, net	5,760	827	(4,933)	7,908	665	(7,243)
Guarantee asset, at fair value	8,056	9,591	1,535	6,070	7,389	1,319
Deferred tax asset	10,903	10,304	(599)	3,600	4,346	746
Other assets	7,270	6,884	(386)	6,783	6,788	5
Total assets	797,509	794,368	(3,141)	813,081	804,910	(8,171)

Liabilities:
Total debt securities, net	745,105	738,557	(6,548)	753,938	744,341	(9,597)
Accrued interest payable	8,132	7,864	(268)	8,345	8,307	(38)
Guarantee obligation	11,565	13,712	2,147	7,117	9,482	2,365
Derivative liabilities, net	975	582	(393)	179	165	(14)
Reserve for guarantee losses on Participation Certificates	2,001	2,566	565	350	550	200
Other liabilities	3,942	4,187	245	3,212	3,512	300
Total liabilities	771,720	767,468	(4,252)	784,264	777,480	(6,784)

Stockholders’ Equity:
Retained earnings	25,627	26,909	1,282	32,177	31,372	(805)
AOCI, net of taxes	(10,972)	(11,143)	(171)	(7,869)	(8,451)	(582)
Total stockholders’ equity	25,613	26,724	1,111	28,301	26,914	(1,387)

Table 20.4 summarizes the effect of the changes in accounting principles related to our guarantee obligation on the effected consolidated statements of stockholders’ equity line items for 2007, 2006 and 2005.

Table 20.4 — Effect of Changes in Accounting Principles to Consolidated Statements of Stockholders’ Equity

	Year Ended December 31,
	2007			2006			2005
	As computed	As reported
	without	with
	changes in	changes in
	accounting	accounting	Effect of	As Previously	As	Effect of	As Previously	As	Effect of
	principles	principles	Changes	Reported	Adjusted	Changes	Reported	Adjusted	Changes
	(in millions)

Retained earnings:
Balance, beginning of year	$32,177	$31,372	$(805)	$31,559	$30,638	$(921)	$30,728	$29,824	$(904)
Net income (loss)	(5,181)	(3,094)	2,087	2,211	2,327	116	2,130	2,113	(17)
Retained earnings, end of year	25,627	26,909	1,282	32,177	31,372	(805)	31,559	30,638	(921)

AOCI, net of taxes:
Balance, beginning of year	(7,869)	(8,451)	(582)	(8,773)	(9,352)	(579)	(3,593)	(4,180)	(587)
Changes in unrealized gains (losses) related to available-for-sale securities, net of reclassification adjustments	(4,108)	(3,708)	400	(264)	(267)	(3)	(6,824)	(6,816)	8
Changes in unrealized gains (losses) related to cash flow hedge relationships, net of reclassification adjustments	962	973	11	1,254	1,254	—	1,637	1,637	—
AOCI, net of taxes, end of year	(10,972)	(11,143)	(171)	(7,869)	(8,451)	(582)	(8,773)	(9,352)	(579)

325	Freddie Mac

Table 20.5 summarizes the effect of the changes in accounting principles related to our guarantee obligation and adoption of FSP FIN 39-1 on the consolidated statement of cash flow line items for 2007, 2006, and 2005.

Table 20.5 — Effect of Changes in Accounting Principles to Consolidated Statements of Cash Flows

	Year Ended December 31,
	2007			2006			2005
	As computed	As reported
	without	with
	changes in	changes in
	accounting	accounting	Effect of	As Previously	As	Effect of	As Previously	As	Effect of
	principles	principles(1)	Changes	Reported	Adjusted(1)	Changes	Reported	Adjusted(1)	Changes
	(in millions)

Cash flows from operating activities
Net Income (loss)	$(5,181)	$(3,094)	$2,087	$2,211	$2,327	$116	$2,130	$2,113	$(17)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Derivative losses	2,280	2,275	(5)	1,253	1,262	9	1,014	977	(37)
Asset related amortization	(263)	(91)	172	26	128	102	791	881	90
Provision for credit losses	2,371	2,854	483	215	296	81	260	311	51
Losses on loans purchased	1,419	1,865	446	126	148	22	—	—	—
Gains (losses) on investment activity	509	(305)	(814)	494	538	44	343	267	(76)
Deferred income taxes	(5,082)	(3,958)	1,124	(1,074)	(1,012)	62	(1,452)	(1,462)	(10)
Sales of held-for-sale mortgages	—	—	—	18,722	18,711	(11)	23,662	23,669	7
Change in trading securities	(1,913)	(1,922)	(9)	—	—	—	2,598	2,594	(4)
Change in accounts and other receivables, net	1,743	(711)	(2,454)	(1,237)	(763)	474	661	470	(191)
Change in accrued interest payable	(301)	(263)	38	713	718	5	282	290	8
Change in guarantee asset, at fair value	(1,986)	(2,203)	(217)	(987)	(1,125)	(138)	(567)	(726)	(159)
Change in guarantee obligation	4,515	4,245	(270)	1,540	1,536	(4)	1,413	1,779	366
Participation Certificate residuals, at fair value	2,416	—	(2,416)	6	—	(6)	112	—	(112)
Other, net	1,131	3,443	2,312	445	(489)	(934)	43	339	296

Net cash provided by (used for) operating activities	1,658	2,135	477	22,453	22,275	(178)	31,290	31,502	212

Cash flows from investing activities
Proceeds from sales of available-for-sale securities	109,967	109,973	6	86,745	86,745	—	94,961	95,029	68
Proceeds from maturities of available-for-sale securities	219,263	219,047	(216)	—	—	—	—	—	—
Derivative premiums and terminations and swap collateral, net	833	(2,484)	(3,317)	(97)	910	1,007	932	(6,859)	(7,791)

Net cash provided by (used for) investing activities	330,063	326,536	(3,527)	86,648	87,655	1,007	95,893	88,170	(7,723)

Cash flows from financing activities
Proceeds from issuance of short-term debt	1,018,040	1,016,933	(1,107)	—	—	—	—	—	—
Repayments of short-term debt	(990,646)	(986,489)	4,157	(766,598)	(767,427)	(829)	(862,176)	(854,665)	7,511

Net cash provided by (used for) financing activities	27,394	30,444	3,050	(766,598)	(767,427)	(829)	(862,176)	(854,665)	7,511

Net change in cash and cash equivalents	$359,115	$359,115	$0	$(657,497)	$(657,497)	$0	$(734,993)	$(734,993)	$0

Supplemental cash flow information
Cash paid (received) for:
Debt interest	37,918	37,473	(445)	34,452	33,973	(479)	26,797	26,467	(330)
Swap collateral interest	—	445	445	—	479	479	—	322	322

(1)	2007 As reported with changes in accounting principles and 2006 and 2005 As Adjusted amounts exclude adjustments which were made to our consolidated Statement of Cash Flows to conform to current period presentation.

END OF AUDITED CONSOLIDATED FINANCIAL STATEMENTS AND ACCOMPANYING NOTES

326	Freddie Mac

QUARTERLY SELECTED FINANCIAL DATA

The unaudited financial data for each quarter and full-year 2007 and 2006 reflects the reconciliation of previously reported to adjusted captions on the consolidated statements of income. See “NOTE 20: CHANGES IN ACCOUNTING PRINCIPLES” to our audited consolidated financial statements for more information regarding the adjustments.

	2007
	1Q	2Q	3Q	4Q		Full-Year
	(in millions, except share-related amounts)

Net interest income, as computed without changes in accounting principles	$978	$973	$987		$972	$3,910
Impact of changes in accounting principles	(207)	(180)	(226)		(198)	(811)

Net interest income, as adjusted	$771	$793	$761		$774	$3,099

Non-interest income (loss), as computed without changes in accounting principles	$(554)	$1,282	$(1,665)		$(3,815)	$(4,752)
Impact of changes in accounting principles	477	267	1,782		2,420	4,946

Non-interest income (loss), as adjusted	$(77)	$1,549	$117		$(1,395)	$194

Non-interest expense, as computed without changes in accounting principles	$(1,074)	$(1,378)	$(2,731)		$(3,163)	$(8,346)
Impact of changes in accounting principles	(150)	(141)	(339)		(294)	(924)

Non-interest expense, as adjusted	$(1,224)	$(1,519)	$(3,070)		$(3,457)	$(9,270)

Income tax (expense) benefit, as computed without changes in accounting principles	$439	$(113)	$1,380		$2,301	$4,007
Impact of changes in accounting principles	(42)	19	(426)		(675)	(1,124)

Income tax (expense) benefit, as adjusted	$397	$(94)	$954		$1,626	$2,883

Net income (loss), as computed without changes in accounting principles	$(211)	$764	$(2,029)		$(3,705)	$(5,181)
Impact of changes in accounting principles	78	(35)	791		1,253	2,087

Net income (loss), as adjusted	$(133)	$729	$(1,238)		$(2,452)	$(3,094)

Basic earnings (loss) per common share, as computed without changes in accounting principles(1)	$(0.46)	$1.02	$(3.29)		$(5.91)	$(8.58)
Impact of changes in accounting principles(1)	0.11	(0.05)	1.22		1.94	3.21

Basic earnings (loss) per common share, as adjusted(1)	$(0.35)	$0.97	$(2.07)	$	(3.97)	$(5.37)

Diluted earnings (loss) per common share, as computed without changes in accounting principles(1)	$(0.46)	$1.02	$(3.29)		$(5.91)	$(8.58)
Impact of changes in accounting principles(1)	0.11	(0.06)	1.22		1.94	3.21

Diluted earnings (loss) per common share, as adjusted(1)	$(0.35)	$0.96	$(2.07)		$(3.97)	$(5.37)

	2006
	1Q	2Q	3Q	4Q	Full-Year
	(in millions, except share-related amounts)

Net interest income, as previously reported	$1,131	$1,172	$959	$973	$4,235
Impact of changes in accounting principles	(192)	(189)	(230)	(212)	(823)

Net interest income, as adjusted	$939	$983	$729	$761	$3,412

Non-interest income (loss), as previously reported	$1,347	$979	$(868)	$(543)	$915
Impact of changes in accounting principles	201	199	404	367	1,171

Non-interest income (loss), as adjusted	$1,548	$1,178	$(464)	$(176)	$2,086

Non-interest expense, as previously reported	$(584)	$(714)	$(827)	$(922)	$(3,047)
Impact of changes in accounting principles	(30)	(35)	(19)	(85)	(169)

Non-interest expense, as adjusted	$(614)	$(749)	$(846)	$(1,007)	$(3,216)

Income tax (expense) benefit, as previously reported	$115	$(40)	$21	$12	$108
Impact of changes in accounting principles	(46)	(36)	10	9	(63)

Income tax (expense) benefit, as adjusted	$69	$(76)	$31	$21	$45

Net income (loss), as previously reported	$2,009	$1,397	$(715)	$(480)	$2,211
Impact of changes in accounting principles	(67)	(61)	165	79	116

Net income (loss), as adjusted	$1,942	$1,336	$(550)	$(401)	$2,327

Basic earnings (loss) per common share, as previously reported(1)	$2.81	$1.93	$(1.17)	$(0.85)	$2.84
Impact of changes in accounting principles(1)	(0.10)	(0.09)	0.25	0.12	0.17

Basic earnings (loss) per common share, as adjusted(1)	$2.71	$1.84	$(0.92)	$(0.73)	$3.01

Diluted earnings (loss) per common share, as previously reported(1)	$2.80	$1.93	$(1.17)	$(0.85)	$2.84
Impact of changes in accounting principles(1)	(0.09)	(0.09)	0.25	0.12	0.16

Diluted earnings (loss) per common share, as adjusted(1)	$2.71	$1.84	$(0.92)	$(0.73)	$3.00

(1)	Earnings (loss) per share is computed independently for each of the quarters presented. Due to the use of weighted average common shares outstanding when calculating earnings (loss) per share, the sum of the four quarters may not equal the full-year amount. Earnings (loss) per share amounts may not recalculate using the amounts in this table due to rounding.

327	Freddie Mac

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS AND ACCOMPANYING NOTES

328	Freddie Mac

FREDDIE MAC
CONSOLIDATED STATEMENTS OF INCOME
(UNAUDITED)

	Three Months Ended
	March 31,
	2008	2007
	(dollars in millions, except share-related amounts)

Interest income
Mortgage loans	$1,243	$1,066
Mortgage-related securities	8,133	8,551
Cash and investments	520	972

Total interest income	9,896	10,589
Interest expense
Short-term debt	(2,044)	(2,208)
Long-term debt	(6,725)	(7,176)

Total interest expense on debt securities	(8,769)	(9,384)
Due to Participation Certificate investors	—	(103)

Total interest expense	(8,769)	(9,487)
Expense related to derivatives	(329)	(331)

Net interest income	798	771

Non-interest income (loss)
Management and guarantee income (includes interest on guarantee asset of $215 and $127, respectively)	789	628
Gains (losses) on guarantee asset	(1,394)	(523)
Income on guarantee obligation	1,169	430
Derivative gains (losses)	(245)	(524)
Gains (losses) on investment activity	1,219	18
Unrealized gains (losses) on foreign-currency denominated debt recorded at fair value	(1,385)	—
Gains on debt retirement	305	7
Recoveries on loans impaired upon purchase	226	35
Foreign-currency gains (losses), net	—	(197)
Other income	47	49

Non-interest income (loss)	731	(77)

Non-interest expense
Salaries and employee benefits	(245)	(228)
Professional services	(77)	(108)
Occupancy expense	(15)	(14)
Other administrative expenses	(60)	(53)

Total administrative expenses	(397)	(403)
Provision for credit losses	(1,240)	(248)
Real estate owned operations expense	(208)	(14)
Losses on certain credit guarantees	(15)	(177)
Losses on loans purchased	(51)	(216)
Low-income housing tax credit partnerships	(117)	(108)
Minority interest in earnings of consolidated subsidiaries	(3)	(9)
Other expenses	(72)	(49)

Non-interest expense	(2,103)	(1,224)

Loss before income tax benefit	(574)	(530)
Income tax benefit	423	397

Net loss	$(151)	$(133)

Preferred stock dividends and issuance costs on redeemed preferred stock (including $— and $6 of issuance costs on redeemed preferred stock, respectively)	(272)	(95)
Amount allocated to participating security option holders	(1)	(2)

Net loss applicable to common stockholders	$(424)	$(230)

Loss per common share:
Basic	$(0.66)	$(0.35)
Diluted	$(0.66)	$(0.35)
Weighted average common shares outstanding (in thousands):
Basic	646,338	661,376
Diluted	646,338	661,376
Dividends per common share	$0.25	$0.50

The accompanying notes are an integral part of these unaudited consolidated financial statements.

329	Freddie Mac

FREDDIE MAC
CONSOLIDATED BALANCE SHEETS

	March 31,
	2008	December 31,
	(unaudited)	2007
	(in millions, except
	share-related amounts)

Assets
Retained portfolio
Mortgage loans:
Held-for-investment, at amortized cost (net of allowances for loan losses of $356 and $256, respectively)	$78,777	$76,347
Held-for-sale, at lower-of-cost-or-fair-value	7,684	3,685

Mortgage loans, net	86,461	80,032
Mortgage-related securities:
Available-for-sale, at fair value (includes $16,704 and $17,010, respectively, pledged as collateral that may be repledged)	494,465	615,665
Trading, at fair value	106,658	14,089

Total mortgage-related securities	601,123	629,754

Retained portfolio	687,584	709,786

Cash and investments
Cash and cash equivalents	8,346	8,574
Investments:
Non-mortgage-related securities:
Available-for-sale, at fair value	48,226	35,101
Securities purchased under agreements to resell and federal funds sold	17,232	6,562

Cash and investments	73,804	50,237

Accounts and other receivables, net	5,265	5,003
Derivative assets, net	1,037	827
Guarantee asset, at fair value	9,134	9,591
Real estate owned, net	2,214	1,736
Deferred tax asset, net	16,640	10,304
Other assets	7,314	6,884

Total assets	$802,992	$794,368

Liabilities and stockholders’ equity
Debt securities, net
Senior debt:
Due within one year (includes $365 at fair value at March 31, 2008)	$290,540	$295,921
Due after one year (includes $15,405 at fair value at March 31, 2008)	464,737	438,147
Subordinated debt, due after one year	4,492	4,489

Total debt securities, net	759,769	738,557

Accrued interest payable	5,928	7,864
Guarantee obligation	13,669	13,712
Derivative liabilities, net	903	582
Reserve for guarantee losses on Participation Certificates	3,516	2,566
Other liabilities	3,050	4,187

Total liabilities	786,835	767,468

Commitments and contingencies (Notes 2, 3, 11 and 12)
Minority interests in consolidated subsidiaries	133	176
Stockholders’ equity
Preferred stock, at redemption value	14,109	14,109
Common stock, $0.21 par value, 806,000,000 shares authorized, 725,863,886 shares issued and 646,721,972 shares and 646,266,701 shares outstanding, respectively	152	152
Additional paid-in capital	857	871
Retained earnings	27,345	26,909
Accumulated other comprehensive income (loss), or AOCI, net of taxes, related to:
Available-for-sale securities	(18,361)	(7,040)
Cash flow hedge relationships	(3,892)	(4,059)
Defined benefit plans	(43)	(44)

Total AOCI, net of taxes	(22,296)	(11,143)
Treasury stock, at cost, 79,141,914 shares and 79,597,185 shares, respectively	(4,143)	(4,174)

Total stockholders’ equity	16,024	26,724

Total liabilities and stockholders’ equity	$802,992	$794,368

The accompanying notes are an integral part of these unaudited consolidated financial statements.

330	Freddie Mac

FREDDIE MAC
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(UNAUDITED)

	Three Months Ended March 31,
	2008		2007
	Shares	Amount	Shares	Amount
	(in millions)

Preferred stock, at redemption value
Balance, beginning of year	464	$14,109	132	$6,109
Preferred stock issuances	—	—	44	1,100
Preferred stock redemptions	—	—	(12)	(600)

Preferred stock, end of period	464	14,109	164	6,609

Common stock, par value
Balance, beginning of year	726	152	726	152

Common stock, end of period	726	152	726	152

Additional paid-in capital
Balance, beginning of year		871		962
Stock-based compensation		25		19
Income tax benefit from stock-based compensation		(7)		1
Preferred stock issuance costs		—		(11)
Common stock issuances		(34)		(10)
Real Estate Investment Trust preferred stock repurchase		2		—

Additional paid-in capital, end of period		857		961

Retained earnings
Balance, beginning of year		26,909		31,372
Cumulative effect of change in accounting principle, net of taxes		1,023		181

Balance, beginning of year, as adjusted		27,932		31,553
Net loss		(151)		(133)
Preferred stock dividends declared		(272)		(89)
Common stock dividends declared		(164)		(335)

Retained earnings, end of period		27,345		30,996

AOCI, net of taxes
Balance, beginning of year		(11,143)		(8,451)
Cumulative effect of change in accounting principle, net of taxes		(850)		—

Balance, beginning of year, as adjusted		(11,993)		(8,451)
Changes in unrealized gains (losses) related to available-for-sale securities, net of reclassification adjustments		(10,467)		1,242
Changes in unrealized gains (losses) related to cash flow hedge relationships, net of reclassification adjustments		163		239
Changes in defined benefit plans		1		6

AOCI, net of taxes, end of period		(22,296)		(6,964)

Treasury stock, at cost
Balance, beginning of year	80	(4,174)	65	(3,230)
Common stock issuances	(1)	31	(1)	15

Treasury stock, end of period	79	(4,143)	64	(3,215)

Total stockholders’ equity		$16,024		$28,539

Comprehensive income (loss)
Net loss		$(151)		$(133)
Changes in other comprehensive income (loss), net of taxes, net of reclassification adjustments		(10,303)		1,487

Total comprehensive income (loss)		$(10,454)		$1,354

The accompanying notes are an integral part of these unaudited consolidated financial statements.

331	Freddie Mac

FREDDIE MAC
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

	Three Months Ended March 31,
	2008	2007
	(in millions)

Cash flows from operating activities
Net loss	$(151)	$(133)
Adjustments to reconcile net loss to net cash provided by (used for) operating activities:
Hedge accounting losses	3	—
Derivative (gains) losses	(101)	562
Asset related (accretion) amortization — premiums, discounts and basis adjustments	(67)	63
Debt related amortization — premiums and discounts on certain debt securities and basis adjustments	2,622	2,658
Net discounts paid on retirements of debt	(2,276)	(2,165)
Gains on debt retirement	(305)	(7)
Provision for credit losses	1,240	248
Low-income housing tax credit partnerships	117	108
Losses on loans purchased	51	216
Gains on investment activity	(1,217)	(6)
Foreign-currency loss, net	—	197
Unrealized losses on foreign-currency denominated debt recorded at fair value	1,385	—
Deferred income taxes	(882)	(819)
Purchases of held-for-sale mortgages	(11,858)	(4,176)
Sales of held-for-sale mortgages	7,808	4,080
Repayments of held-for-sale mortgages	153	28
Due to Participation Certificates and Structured Securities Trust	(904)	—
Change in trading securities	—	(606)
Change in accounts and other receivables, net	(391)	(310)
Change in amounts due to Participation Certificate investors, net	—	1,741
Change in accrued interest payable	(1,525)	(1,288)
Change in income taxes payable	(187)	224
Change in guarantee asset, at fair value	458	(213)
Change in guarantee obligation	(10)	611
Other, net	(6)	159

Net cash provided by (used for) operating activities	(6,043)	1,172

Cash flows from investing activities
Purchases of trading securities	(9,015)	—
Proceeds from sales of trading securities	1,061	—
Proceeds from maturities of trading securities	3,783	—
Purchases of available-for-sale securities	(106,227)	(71,403)
Proceeds from sales of available-for-sale securities	18,376	13,846
Proceeds from maturities of available-for-sale securities	92,991	62,902
Purchases of held-for-investment mortgages	(4,210)	(4,420)
Repayments of held-for-investment mortgages	932	2,565
Increase in restricted cash	(344)	—
Proceeds from mortgage insurance and sales of real estate owned	80	373
Net increase in securities purchased under agreements to resell and federal funds sold	(10,670)	(11,175)
Derivative premiums and terminations and swap collateral, net	(273)	(427)

Net cash used for investing activities	(13,516)	(7,739)

Cash flows from financing activities
Proceeds from issuance of short-term debt	266,940	245,454
Repayments of short-term debt	(263,771)	(248,612)
Proceeds from issuance of long-term debt	93,607	68,523
Repayments of long-term debt	(76,780)	(59,873)
Proceeds from the issuance of preferred stock	—	1,089
Redemption of preferred stock	—	(600)
Payment of cash dividends on preferred stock and common stock	(436)	(424)
Excess tax benefits associated with stock-based awards	1	2
Payments of low-income housing tax credit partnerships notes payable	(183)	(351)
Increase (decrease) in cash overdraft	3	(2)
Other, net	(50)	4

Net cash provided by financing activities	19,331	5,210

Net decrease in cash and cash equivalents	(228)	(1,357)
Cash and cash equivalents at beginning of period	8,574	11,359

Cash and cash equivalents at end of period	$8,346	$10,002

Supplemental cash flow information
Cash paid (received) for:
Debt interest	$10,305	$10,567
Swap collateral interest	61	116
Derivative interest carry, net	64	(314)
Income taxes	646	198
Non-cash investing and financing activities:
Held-for-sale mortgages securitized and retained as available-for-sale securities	—	169
Transfers from mortgage loans to real estate owned	1,078	526
Transfers from held-for-sale mortgages to held-for-investment mortgages	—	40
Transfers from retained portfolio Participation Certificates to held-for-investment mortgages	—	447
Transfers from available-for-sale securities to trading securities	87,281	—

The accompanying notes are an integral part of these unaudited consolidated financial statements.

332	Freddie Mac

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

We are a stockholder-owned government-sponsored enterprise, or GSE, established by Congress in 1970 to provide a continuous flow of funds for residential mortgages. Our obligations are ours alone and are not insured or guaranteed by the U.S. government, or any other agency or instrumentality of the U.S. We play a fundamental role in the U.S. housing finance system, linking the domestic mortgage market and the global capital markets. Our participation in the secondary mortgage market includes providing our credit guarantee on securities backed by residential mortgages originated by mortgage lenders and investing in mortgage loans and mortgage-related securities that we hold in our retained portfolio. Through our credit guarantee activities, we securitize mortgage loans by issuing mortgage Participation Certificates, or PCs. We also resecuritize mortgage-related securities that are issued by us or the Government National Mortgage Association, or Ginnie Mae, as well as non-agency entities. We also guarantee the payment of principal and interest with respect to multifamily mortgage loans that support housing revenue bonds issued by third parties. Securitized mortgage-related assets that are backed by PCs and Structured Securities and held by third parties are not reflected as our assets. We may earn management and guarantee fees and other upfront compensation for providing our guarantee and performing management activities (such as ongoing trustee services, administration of pass-through amounts, paying agent services, tax reporting and other required services) with respect to issued PCs and Structured Securities. Our management activities are essential to and inseparable from our guarantee activities. We do not provide or charge for the activities separately. The management and guarantee fee is paid to us over the life of the related PCs and Structured Securities and reflected in earnings as management and guarantee income as accrued.

Basis of Presentation

The accompanying unaudited consolidated financial statements include our accounts and those of our subsidiaries, and should be read in conjunction with the audited consolidated financial statements and related notes for the fiscal year ended December 31, 2007.

Certain financial information that is normally included in annual financial statements prepared in conformity with U.S. generally accepted accounting principles, or GAAP, but is not required for interim reporting purposes has been condensed or omitted. Certain amounts in prior periods’ consolidated financial statements have been reclassified to conform to the current presentation. In the opinion of management, all adjustments, which include only normal recurring adjustments, have been recorded for a fair statement of our unaudited consolidated financial statements in conformity with GAAP.

Net income (loss) includes certain adjustments to correct immaterial errors related to previously reported periods.

Use of Estimates

The preparation of our consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of these consolidated balance sheets as well as the reported amounts of revenues and expenses during the reporting periods. Management has made significant estimates in preparation of the financial statements, including, but not limited to, valuation of financial instruments and other assets and liabilities, amortization of assets and liabilities and allowance for loan losses and reserves for guarantee losses. Actual results could be different from these estimates.

Change in Accounting Principles

Fair Value Measurements

Effective January 1, 2008, we adopted Statement of Financial Accounting Standards, or SFAS, No. 157, “Fair Value Measurements,” or SFAS 157, which defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (also referred to as exit price). The adoption of SFAS 157 did not cause a cumulative effect adjustment to our GAAP consolidated financial statements on January 1, 2008. SFAS 157 amends FASB Interpretation No., or FIN, 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an Interpretation of FASB Statements No. 5, 57 and 107 and Rescission of FASB Interpretation No. 34,” or FIN 45, to provide for a practical expedient in measuring the fair value at inception of a guarantee. Upon adoption of SFAS 157 on January 1, 2008, we began measuring the fair value of our newly-issued guarantee obligations at their inception using the practical expedient provided by FIN 45, as amended by SFAS 157. Using the practical expedient, the initial guarantee obligation is recorded at an amount equal to the fair value of compensation received, inclusive of all rights related to the transaction, in exchange for our guarantee. As a result, we no longer record estimates of deferred gains or immediate “day one” losses on most guarantees. In addition, amortization of the guarantee obligation will now more closely follow our economic release from risk under the guarantee. This change is further discussed in “NOTE 2: FINANCIAL GUARANTEES AND SECURITIZED INTERESTS IN MORTGAGE-RELATED ASSETS” to these consolidated financial statements.

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Measurement Date for Employers’ Defined Pension and Other Postretirement Plans

Effective January 1, 2008, we adopted the measurement date provisions of SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an Amendment of FASB Statements No. 87, 88, 106 and 132(R),” or SFAS 158. In accordance with the standard, we are required to measure our defined plan assets and obligations as of the date of our consolidated balance sheet and change the measurement date from September 30 to December 31. The transition approach we elected for the change was the 15-month approach. Under this approach, we continued to use the measurements determined for our 2007 Information Statement to estimate the effects of the change. As a result of adoption, we recognized an $8 million decrease in retained earnings (after tax) at January 1, 2008 and the impact to AOCI (after tax) was immaterial.

The Fair Value Option for Financial Assets and Financial Liabilities

On January 1, 2008, we adopted SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities, Including an Amendment of FASB Statement No. 115,” or SFAS 159 or the fair value option, which permits entities to choose to measure many financial instruments and certain other items at fair value that are not required to be measured at fair value. The effect of the first measurement to fair value is reported as a cumulative-effect adjustment to the opening balance of retained earnings. We elected the fair value option for certain available-for-sale mortgage-related securities, foreign-currency denominated debt, and investments in securities classified as available-for-sale securities and identified as within the scope of Emerging Issues Task Force, or EITF, 99-20, “Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interest That Continue to Be Held by a Transferor in Securitized Financial Assets.”

Our election of the fair value option for the items discussed above was made in an effort to better reflect, in the financial statements, the economic offsets that exist related to items that were not previously recognized as changes in fair value through our consolidated statements of income. As a result of the adoption, we recognized a $1.0 billion after-tax increase to our beginning retained earnings at January 1, 2008, representing the effect of changing our measurement basis to fair value for the above items with the fair value option elected. For additional information on the election of the fair value option and SFAS 159, see “NOTE 14: FAIR VALUE DISCLOSURES” to these consolidated financial statements.

Table 1.1 summarizes the incremental effect on individual line items on our consolidated balance sheets upon the adoption of SFAS 159.

Table 1.1 — Change in Accounting for the Fair Value Option — Impact on Financial Statements

	Balance Sheet		Balance Sheet
	January 1, 2008	Net Gain/(Losses)	January 1, 2008
	prior to Adoption	upon Adoption	after Adoption
	(in millions)
Mortgage-related securities(1)	$87,281	$—	$87,281
Total debt securities, net(2)	19,091	276	18,815

Cumulative-effect adjustment (pre-tax)		276
Impact on deferred tax		(95)

Cumulative-effect adjustment (net of taxes)		181

Reclassification from AOCI to retained earnings, net of taxes(1)		850

Cumulative-effect adjustments to retained earnings		$1,031

(1)	Effective January 1, 2008, we elected the fair value option for certain available-for-sale mortgage-related securities that were identified as economic offsets to the changes in fair value of the guarantee asset and investments in securities classified as available-for-sale securities and identified as within the scope of EITF 99-20. The net gains/(losses) upon adoption represent the reclassification of the related unrealized gains/(losses) from AOCI, net of taxes, to retained earnings.
(2)	Effective January 1, 2008, our measurement basis for debt securities denominated in a foreign currency changed from amortized cost to fair value. The difference between the carrying amount and fair value at the adoption of SFAS 159 was recorded as a cumulative-effect adjustment to retained earnings.

Recently Issued Accounting Standards, Not Yet Adopted

Disclosures about Derivative Instruments and Hedging Activities

In March 2008, the Financial Accounting Standards Board, or FASB, issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133,” or SFAS 161. SFAS 161 requires enhanced disclosures about an entity’s derivative and hedging activities, including objectives and strategies for using derivatives, fair value amounts of gains and losses on derivative instruments and credit-risk-related contingent features in derivative agreements. SFAS 161 is effective for financial statements issued for fiscal years beginning after November 15, 2008, with early adoption allowed. We are currently evaluating the impacts of adopting this standard on our disclosures as they relate to our consolidated financial statements.

Noncontrolling Interests

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51,” or SFAS 160. A noncontrolling interest (or a minority interest) is the portion of equity in a subsidiary not attributable, directly or indirectly, to the parent. SFAS 160 would require that noncontrolling interests be presented within equity, instead of between liabilities and equity. SFAS 160 would also require that net income include

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amounts attributable to the noncontrolling interests, instead of reducing net income by those amounts. SFAS 160 would also require expanded disclosures. SFAS 160 would be effective for and retrospectively adopted by us on January 1, 2009. We have not yet determined the impact of adopting SFAS 160 on our consolidated financial statements.

Business Combinations

In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations,” or SFAS 141(R), or SFAS 141(R). SFAS 141(R) provides guidance relating to recognition of assets acquired and liabilities assumed in a business combination, which we have determined does not apply to us.

NOTE 2: FINANCIAL GUARANTEES AND TRANSFERS OF SECURITIZED INTERESTS
IN MORTGAGE-RELATED ASSETS

Financial Guarantees

We provide a variety of financial guarantees. For a discussion of these guarantees see “NOTE 2: FINANCIAL GUARANTEES AND TRANSFERS OF SECURITIZED INTERESTS IN MORTGAGE-RELATED ASSETS” to our audited consolidated financial statements.

Guaranteed PCs, Structured Securities and Other Mortgage Guarantees

We guarantee the payment of principal and interest on issued PCs and Structured Securities that are backed by pools of mortgage loans. Under the terms of our guarantee, we are required to make the timely payment of interest, at the applicable PC coupon rate for both our fixed-rate and adjustable-rate, or ARM, PCs. For our fixed-rate PCs, we also guarantee the timely payment of scheduled principal on the underlying mortgages. For our ARM PCs, we guarantee the final payment of principal on the underlying mortgages. The guarantee that we provide on our long-term standby commitments obligates us to purchase delinquent loans that are covered by that agreement. Most of the guarantees we provide meet the definition of a derivative under SFAS 133; however, most of these guarantees also qualify for a scope exemption for financial guarantee contracts in SFAS 133. For guarantees that meet the scope exemption, we initially account for the guarantee obligation at fair value and subsequently amortize the obligation into earnings. If we determine that our guarantee does not qualify for the scope exemption, we account for it as a derivative with changes in fair value reflected in current period earnings. At March 31, 2008 and December 31, 2007, we had $1,784.1 billion and $1,738.8 billion of issued PCs and Structured Securities and such other mortgage guarantees, respectively, of which $346.9 billion and $357.0 billion were held in our retained portfolio. There were $1,591.3 billion and $1,518.8 billion at March 31, 2008 and December 31, 2007, respectively, of Structured Securities backed by resecuritized PCs and other previously issued Structured Securities. These restructured securities do not increase our credit-related exposure and consist of single-class and multi-class Structured Securities backed by PCs, Real Estate Mortgage Investment Conduits, or REMICs, interest-only and principal-only strips.

Our guarantee obligation represents the recognized liability associated with our guarantee of PCs and Structured Securities net of cumulative amortization. Upon adoption of SFAS 157 on January 1, 2008, we began measuring the fair value of our newly-issued guarantee obligations at their inception using the practical expedient provided by FIN 45, as amended by SFAS 157. Using the practical expedient, the initial guarantee obligation is recorded at an amount equal to the fair value of compensation received in the related securitization transaction. As a result, we no longer record estimates of deferred gains or immediate, or “day one”, losses on most guarantees. However, all unamortized amounts recorded prior to January 1, 2008 will continue to be deferred and amortized using existing amortization methods. Valuation of the guarantee obligation subsequent to initial recognition will use current pricing assumptions and related inputs. For additional information regarding our fair value methods and assumptions related to our guarantee obligation, see “NOTE 14: FAIR VALUE DISCLOSURES” to these consolidated financial statements. In addition to our guarantee obligation, we recognized a reserve for guarantee losses on PCs that totaled $3.5 billion and $2.6 billion at March 31, 2008 and December 31, 2007, respectively.

Derivative Instruments

Derivative instruments include written options, written swaptions, interest-rate swap guarantees and guarantees of stated final maturity of Structured Securities. Derivative instruments also include short-term default guarantee commitments that we account for as credit derivatives.

Servicing-Related Premium Guarantees

We provide guarantees to reimburse servicers for premiums paid to acquire servicing in situations where the original seller is unable to perform under its separate servicing agreement. The liability associated with these agreements was not material at March 31, 2008 and December 30, 2007.

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Table 2.1 below presents our maximum potential amount of future payments, our recognized liability and the maximum remaining term of these guarantees.

Table 2.1 — Financial Guarantees

	March 31, 2008			December 31, 2007
			Maximum			Maximum
	Maximum	Recognized	Remaining	Maximum	Recognized	Remaining
	Exposure	Liability	Term	Exposure	Liability	Term
	(dollars in millions, terms in years)

Guaranteed PCs, Structured Securities and other mortgage guarantees issued(1)	$1,784,077	$13,669	40	$1,738,833	$13,712	40
Derivative instruments	44,685	348	27	32,538	129	30
Servicing-related premium guarantees	41	—	5	37	—	5

(1)	Exclude mortgage loans and mortgage-related securities traded, but not yet settled.

With the exception of interest-rate swap guarantees included in derivative instruments in Table 2.1, maximum exposure represents the contractual amounts that could be lost under the guarantees if underlying borrowers defaulted, without consideration of possible recoveries under recourse provisions or from collateral held or pledged. The maximum exposure related to interest-rate swap guarantees is based on contractual rates and without consideration of recovery under recourse provisions. The maximum exposure disclosed above is not representative of the actual loss we are likely to incur, based on our historical loss experience and after consideration of proceeds from related collateral liquidation.

Other Financial Commitments

As part of the guarantee arrangements pertaining to multifamily housing revenue bonds, we provided commitments to advance funds, commonly referred to as “liquidity guarantees,” totaling $10.3 billion and $8.0 billion at March 31, 2008 and December 31, 2007, respectively. These guarantees enable the repurchase of any tendered tax-exempt and related taxable pass-through certificates and housing revenue bonds that are unable to be remarketed. Any repurchased securities would be pledged to us to secure funding until the time when the securities could be remarketed.

Gains and Losses on Transfers of PCs and Structured Securities that are Accounted for as Sales

We recognized gains (losses) on transfers of PCs and Structured Securities that were accounted for as sales under SFAS 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities — a replacement of FASB Statement No. 125.” For the first quarter of 2008 and 2007, the net pre-tax gains were approximately $91 million and $20 million, respectively

Valuation of Recognized Guarantee Asset

Guarantee Asset

Our approach for estimating the fair value of the guarantee asset at March 31, 2008 uses third-party market data to the extent practicable. For approximately 74% of the fair value of the guarantee asset, which relates to fixed rate loan products that reflect current market rates, the valuation approach involved obtaining dealer quotes on proxy securities with collateral similar to aggregated characteristics of our portfolio. This effectively equates the guarantee asset with current, or “spot,” market values for excess servicing interest-only securities. We consider these securities to be comparable to the guarantee asset, in that they represent interest-only cash flows, and do not have matching principal-only securities. The remaining 26% of the fair value of the guarantee asset related to underlying loan products for which comparable market prices were not readily available. These amounts relate specifically to ARM products, highly seasoned loans or fixed rate loans with coupons that are not consistent with current market rates. This portion of the guarantee asset was valued using an expected cash flow approach including only those cash flows expected to result from our contractual right to receive management and guarantee fees with market input assumptions extracted from the dealer quotes provided on the more liquid products, reduced by an estimated liquidity discount. We establish some of our guarantee asset in accordance with SFAS 140 in transactions through various underwriters in which we issue our PCs and Structured Securities for cash. However, we issue most of our PCs and Structured Securities in guarantor swap transactions in which securities dealers or investors deliver to us the mortgage-related assets underlying the securities in exchange for the securities themselves. We establish the majority of our guarantee asset in these guarantor swap transactions in accordance with FIN 45. The key assumptions used in valuation of our guarantee asset and a sensitivity analysis for our guarantee asset, which includes those guarantee assets established in swap transactions as well as those established in cash sales, are presented below.

Key Assumptions Used in the Valuation of the Guarantee Asset

Table 2.2 summarizes the key assumptions associated with the fair value measurements of the recognized guarantee asset. The fair values at the time of securitization and the subsequent fair value measurements were estimated using third-party information. However, the assumptions included in this table for those periods are those implied by our fair value estimates, with the internal rates of return, or IRRs, adjusted where necessary to align our internal models with estimated fair

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values determined using third-party information. Prepayment rates are presented as implied by our internal models and have not been similarly adjusted.

At March 31, 2008, our guarantee asset totaled $9.1 billion on our consolidated balance sheets, of which approximately $0.2 billion, or approximately 2%, related to PCs and Structured Securities backed by multifamily mortgage loans. Table 2.2 contains the key assumptions used to derive the fair value measurement of the entire guarantee asset associated with PCs and other financial guarantees backed by single-family mortgage loans. For the portion of our guarantee asset that is valued by obtaining dealer quotes on proxy securities, we derive the assumptions from the prices we are provided. Table 2.3 contains a sensitivity analysis of the fair value of the entire guarantee asset associated with PCs and other financial guarantees backed by single-family mortgage loans.

Table 2.2 —	Key Assumptions Utilized in Fair Value Measurements of the Guarantee Asset (Single-Family Mortgages)

	Three Months Ended
	March 31,
Mean Valuation Assumptions(1)	2008	2007
IRRs(2)	9.5%	7.0%
Prepayment rates(3)	17.9%	19.2%
Weighted average lives (years)	4.7	4.8

(1)	Mean values represent the weighted average of all estimated IRRs, prepayment rate and weighted average lives assumptions.
(2)	IRR assumptions represent an unpaid principal balance weighted average of the discount rates inherent in the fair value of the recognized guarantee asset. We estimated the IRRs using a model which employs multiple interest rate scenarios versus a single assumption.
(3)	Although prepayment rates are simulated monthly, the assumptions above represent annualized prepayment rates based on unpaid principal balances.

Table 2.3 — Sensitivity Analysis of the Guarantee Asset (Single-Family Mortgages)

	March 31, 2008	December 31, 2007
	(dollars in millions)
Fair value	$8,954	$9,417
Weighted average IRR assumptions:	10.0%	8.1%
Impact on fair value of 100 bps unfavorable change	$(312)	$(389)
Impact on fair value of 200 bps unfavorable change	$(604)	$(746)
Weighted average prepayment rate assumptions:	17.4%	16.5%
Impact on fair value of 10% unfavorable change	$(528)	$(516)
Impact on fair value of 20% unfavorable change	$(1,021)	$(977)

Valuation of Other Retained Interests

Other retained interests include securities we issued as part of a resecuritization transaction, which was recorded as a sale. The majority of these securities are classified as available-for-sale. The fair value of other retained interests is generally based on independent price quotations obtained from third-party pricing services or dealer provided prices.

To report the hypothetical sensitivity of the carrying value of other retained interests, we used internal models adjusted where necessary to align with the fair values. The sensitivity analysis in Table 2.4 illustrates hypothetical adverse changes in the fair value of other retained interests for changes in key assumptions based on these models.

Table 2.4 — Sensitivity Analysis of Other Retained Interests(1)

	March 31, 2008	December 31, 2007
	(dollars in millions)
Fair value	$106,247	$107,931
Weighted average IRR assumptions	5.2%	5.5%
Impact on fair value of 100 bps unfavorable change	$(4,169)	$(4,109)
Impact on fair value of 200 bps unfavorable change	$(8,030)	$(7,928)
Weighted average prepayment rate assumptions	8.4%	8.7%
Impact on fair value of 10% unfavorable change	$(36)	$(30)
Impact on fair value of 20% unfavorable change	$(69)	$(57)

(1)	The sensitivity analysis includes only other retained interests whose fair value is impacted as a result of changes in IRR and prepayment assumptions.

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Cash Flows on Transfers of Securitized Interests and Corresponding Retained Interests

Table 2.5 summarizes cash flows on retained interests as well as the amount of cash payments made to acquire delinquent loans to satisfy our financial performance obligations.

Table 2.5 — Details of Cash Flows

	Three Months Ended
	March 31,
	2008	2007
	(in millions)
Cash flows from:
Transfers of Freddie Mac securities that were accounted for as sales(1)	$10,308	$12,018
Cash flows received on the guarantee asset(2)	689	523
Other retained interests principal and interest(3)	5,238	6,196
Purchases of delinquent or foreclosed loans(4)	(776)	(1,701)

(1)	Represents proceeds from securities receiving sales treatment under SFAS 140 including sales of Structured Securities. On our Consolidated Statements of Cash Flows, this amount is included in the investing section as part of proceeds from sales of available-for-sale securities.
(2)	Represents cash received related to management and guarantee fees, which serve to reduce the guarantee asset. On our Consolidated Statements of Cash Flows, the change in guarantee asset and the corresponding management and guarantee fee income are reflected as operating activities.
(3)	Represents cash proceeds related to interest income and principal repayment of PCs or Structured Securities that are not transferred to third parties upon the completion of a securitization or resecuritization transaction. On our Consolidated Statements of Cash Flows, the cash flows from interest are included in Net Income and the principal repayments are included in the investing section as part of proceeds from maturities of available-for-sale securities. The amount for the three months ended March 31, 2007 has been revised to also include interest-only and principal-only strips, which conforms to the 2008 presentation.
(4)	Represents our cash payments for the purchase of delinquent or foreclosed loans from mortgage pools underlying our PCs and Structured Securities. On our Consolidated Statements of Cash Flows, this amount is included in the investing section as part of purchases of held-for-investment mortgages.

Credit Protection and Other Forms of Recourse

In connection with our guarantees of PCs and Structured Securities issued, we have recourse in the form of primary mortgage insurance, pool insurance, recourse to lenders, credit enhancements and other forms of credit protection. At March 31, 2008 and December 31, 2007, we recorded $1,223 million and $655 million, respectively, within other assets on our consolidated balance sheets related to these credit enhancements on securitized mortgages. Table 2.6 presents the amounts of potential loss recovery by type of credit protection.

Table 2.6 — Credit Protection and Other Forms of Recourse(1)

	March 31, 2008	December 31, 2007
	(in millions)
PCs and Structured Securities:
Single-family:
Primary mortgage insurance	$55,561	$51,897
Lender recourse and indemnifications	11,889	12,085
Pool insurance	3,828	3,813
Other credit enhancements	557	549
Multifamily:
Credit enhancements	2,218	1,233
Structured Securities backed by Ginnie Mae Certificates(2)	1,211	1,268

(1)	Exclude credit enhancements related to Structured Transactions, which had unpaid principal balances that totaled $19.2 billion and $20.2 billion at March 31, 2008 and December 31, 2007, respectively.
(2)	Ginnie Mae Certificates are backed by the full faith and credit of the U.S. government.

Indemnifications

In connection with certain business transactions, we may provide indemnification to counterparties for claims arising out of breaches of certain obligations (e.g., those arising from representations and warranties) in contracts entered into in the normal course of business. For a discussion of these indemnifications see “NOTE 2: FINANCIAL GUARANTEES AND TRANSFERS OF SECURITIZED INTERESTS IN MORTGAGE-RELATED ASSETS” to our audited consolidated financial statements. Our assessment is that the risk of any material loss from such a claim for indemnification is remote and there are no probable and estimable losses associated with these contracts. Therefore, we have not recorded any liabilities related to these indemnifications on our consolidated balance sheets at March 31, 2008 and December 31, 2007.

NOTE 3: VARIABLE INTEREST ENTITIES

We are a party to numerous entities that are considered to be variable interest entities, or VIEs. Our investments in VIEs include low-income housing tax credit, or LIHTC, partnerships, certain Structured Securities transactions and a mortgage reinsurance entity. In addition, we buy the highly-rated senior securities in non-mortgage-related, asset-backed investment trusts that are VIEs. Our investments in these securities do not represent a significant variable interest in the securitization trusts as the securities issued by these trusts are not designed to absorb a significant portion of the variability in the trust. Accordingly, we do not consolidate these securities. See “NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — Consolidation and Equity Method of Accounting” to our audited consolidated financial statements for further information regarding the consolidation practices of our VIEs.

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LIHTC Partnerships

We invest as a limited partner in LIHTC partnerships formed for the purpose of providing funding for affordable multifamily rental properties. The LIHTC partnerships invest as limited partners in lower-tier partnerships, which own and operate multifamily rental properties. These properties are rented to qualified low-income tenants, allowing the properties to be eligible for federal tax credits. Most of these LIHTC partnerships are VIEs. A general partner operates the partnership, identifying investments and obtaining debt financing as needed to finance partnership activities. Although these partnerships generate operating losses, we realize a return on our investment through reductions in income tax expense that result from tax credits and the deductibility of the operating losses of these partnerships. The partnership agreements are typically structured to meet a required 15-year period of occupancy by qualified low-income tenants. The investments in LIHTC partnerships, in which we were either the primary beneficiary or had a significant variable interest, were made between 1989 and 2007. At March 31, 2008 and December 31, 2007, we did not guarantee any obligations of these LIHTC partnerships and our exposure was limited to the amount of our investment. At March 31, 2008 and December 31, 2007, we were the primary beneficiary of investments in six partnerships and we consolidated these investments. The investors in the obligations of the consolidated LIHTC partnerships have recourse only to the assets of those VIEs and do not have recourse to us.

VIEs Not Consolidated

LIHTC Partnerships

At both March 31, 2008 and December 31, 2007, we had unconsolidated investments in 189 LIHTC partnerships, in which we had a significant variable interest. The size of these partnerships at both March 31, 2008 and December 31, 2007, as measured in total assets, was $10.3 billion. These partnerships are accounted for using the equity method. As a limited partner, our maximum exposure to loss equals the undiscounted book value of our equity investment. At March 31, 2008 and December 31, 2007, our maximum exposure to loss on unconsolidated LIHTC partnerships, in which we had a significant variable interest, was $3.6 billion and $3.7 billion, respectively.

Structured Transactions

We periodically issue securities in Structured Transactions, which are backed by mortgage loans or non-Freddie Mac mortgage-related securities using collateral pools transferred to a trust specifically created for the purpose of issuing securities. These trusts issue various senior interests and subordinated interests. We purchase interests, including senior interests, of the trusts and issue and guarantee Structured Securities backed by these interests. The subordinated interests are generally either held by the seller or other party or sold in the capital markets. Generally, the structure of the transactions and the trusts as qualifying special purpose entities exempts them from the scope of FIN 46 (revised December 2003), “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51,” or FIN 46(R). However, at March 31, 2008 and December 31, 2007, we had an interest in one Structured Transaction that did not fall within the scope of this exception and in which we had a significant variable interest. Our involvement in this one Structured Transaction began in 2002. The size of the Structured Transaction at March 31, 2008 and December 31, 2007 as measured in total assets, was $42 million and $40 million, respectively. For the same dates, our maximum exposure to loss on this transaction was $36 million and $37 million, respectively, consisting of the book value of our investments plus incremental guarantees of the senior interests that are held by third parties.

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NOTE 4: RETAINED PORTFOLIO AND CASH AND INVESTMENTS PORTFOLIO

Table 4.1 summarizes amortized cost, estimated fair values and corresponding gross unrealized gains and gross unrealized losses for available-for-sale securities by major security type.

Table 4.1 — Available-For-Sale Securities

		Gross	Gross
		Unrealized	Unrealized
	Amortized Cost	Gains	Losses	Fair Value
	(in millions)

March 31, 2008

Retained portfolio:
Mortgage-related securities:
Freddie Mac	$263,021	$3,516	$(1,568)	$264,969
Federal National Mortgage Association, or Fannie Mae	36,278	455	(163)	36,570
Ginnie Mae	457	21	—	478
Subprime	93,023	2	(17,089)	75,936
Alt-A and other	49,840	11	(10,976)	38,875
Commercial mortgage-backed securities	64,616	160	(1,719)	63,057
Manufactured housing	1,109	137	(22)	1,224
Obligations of state and political subdivisions	14,103	66	(813)	13,356

Total mortgage-related securities	522,447	4,368	(32,350)	494,465

Cash and investments portfolio:
Non-mortgage-related securities:
Asset-backed securities	15,397	60	(225)	15,232
Commercial paper	32,994	—	—	32,994

Total non-mortgage-related securities	48,391	60	(225)	48,226

Total available-for-sale securities	$570,838	$4,428	$(32,575)	$542,691

December 31, 2007
Retained portfolio:
Mortgage-related securities:
Freddie Mac	$346,569	$2,981	$(2,583)	$346,967
Fannie Mae	45,688	513	(344)	45,857
Ginnie Mae	545	19	(2)	562
Subprime	101,278	12	(8,584)	92,706
Alt-A and other	51,456	15	(2,543)	48,928
Commercial mortgage-backed securities	64,965	515	(681)	64,799
Manufactured housing	1,149	131	(12)	1,268
Obligations of state and political subdivisions	14,783	146	(351)	14,578

Total mortgage-related securities	626,433	4,332	(15,100)	615,665

Cash and investments portfolio:
Non-mortgage-related securities:
Asset-backed securities	16,644	25	(81)	16,588
Commercial paper	18,513	—	—	18,513

Total non-mortgage-related securities	35,157	25	(81)	35,101

Total available-for-sale securities	$661,590	$4,357	$(15,181)	$650,766

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Table 4.2 shows the fair value of available-for-sale securities as of March 31, 2008 and December 31, 2007 that have been in a gross unrealized loss position less than 12 months or greater than 12 months.

Table 4.2 — Available-For-Sale Securities in a Gross Unrealized Loss Position

	Less than 12 months		12 months or Greater		Total
		Gross		Gross		Gross
		Unrealized		Unrealized		Unrealized
	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses
	(in millions)

March 31, 2008
Retained portfolio:
Mortgage-related securities:
Freddie Mac	$36,370	$(512)	$44,743	$(1,056)	$81,113	$(1,568)
Fannie Mae	5,078	(22)	8,070	(141)	13,148	(163)
Ginnie Mae	36	—	3	—	39	—
Subprime	49,118	(10,052)	26,606	(7,037)	75,724	(17,089)
Alt-A and other	23,795	(7,473)	14,825	(3,503)	38,620	(10,976)
Commercial mortgage-backed securities	22,996	(581)	28,014	(1,138)	51,010	(1,719)
Manufactured housing	332	(17)	50	(5)	382	(22)
Obligations of state and political subdivisions	7,801	(526)	2,100	(287)	9,901	(813)

Total mortgage-related securities	145,526	(19,183)	124,411	(13,167)	269,937	(32,350)

Cash and investments portfolio:
Non-mortgage-related securities:
Asset-backed securities	8,197	(197)	1,088	(28)	9,285	(225)

Total non-mortgage-related securities	8,197	(197)	1,088	(28)	9,285	(225)

Total available-for-sale securities in a gross unrealized loss position	$153,723	$(19,380)	$125,499	$(13,195)	$279,222	$(32,575)

December 31, 2007
Retained portfolio:
Mortgage-related securities:
Freddie Mac	$22,546	$(254)	$135,966	$(2,329)	$158,512	$(2,583)
Fannie Mae	4,728	(17)	15,214	(327)	19,942	(344)
Ginnie Mae	2	—	74	(2)	76	(2)
Subprime	87,004	(8,021)	5,213	(563)	92,217	(8,584)
Alt-A and other	33,509	(2,029)	14,525	(514)	48,034	(2,543)
Commercial mortgage-backed securities	8,652	(154)	26,207	(527)	34,859	(681)
Manufactured housing	435	(11)	24	(1)	459	(12)
Obligations of state and political subdivisions	7,735	(264)	1,286	(87)	9,021	(351)

Total mortgage-related securities	164,611	(10,750)	198,509	(4,350)	363,120	(15,100)

Cash and investments portfolio:
Non-mortgage-related securities:
Asset-backed securities	8,236	(63)	3,222	(18)	11,458	(81)

Total non-mortgage-related securities	8,236	(63)	3,222	(18)	11,458	(81)

Total available-for-sale securities in a gross unrealized loss position	$172,847	$(10,813)	$201,731	$(4,368)	$374,578	$(15,181)

At March 31, 2008, our gross unrealized losses on available-for-sale mortgage-related securities were $32.4 billion. Included in these losses are gross unrealized losses of $29.8 billion related to non-agency mortgage-related securities backed by subprime, Alt-A and other loans, and commercial mortgage-backed securities. Approximately 96% of our non-agency mortgage-related securities backed by subprime, Alt-A and other loans, and commercial mortgage-backed securities are investment grade (i.e., rated BBB− or better on a Standard & Poor’s or equivalent scale). We believe that these unrealized losses on non-agency mortgage-related securities as of March 31, 2008, were principally a result of decreased liquidity and larger risk premiums in the non-agency mortgage market. Our review of these securities, backed by subprime and Alt-A and other, included cash flow analysis based on default and prepayment assumptions and our consideration of all available information. While it is possible that under certain conditions, defaults and severity of losses on these securities could exceed our subordination and credit enhancement levels and a principal loss could occur, we do not presently believe that those conditions are probable. As a result of our reviews, we have not identified any securities in our available-for-sale portfolio that are probable of incurring a contractual principal or interest loss. Based on our ability and intent to hold our available-for-sale securities for a sufficient time to recover all unrealized losses and our consideration of all available information, we have concluded that the reduction in fair value of these securities is temporary at this time.

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Table 4.3 below illustrates the gross realized gains and gross realized losses from the sale of available-for-sale securities.

Table 4.3 — Gross Realized Gains and Gross Realized Losses on Available-For-Sale Securities

	Three Months Ended
	March 31,
	2008	2007
	(in millions)
Retained portfolio:
Mortgage-related securities issued by:
Freddie Mac	$191	$42
Fannie Mae	9	—
Other	—	3
Obligations of states and political subdivisions	26	—

Total mortgage-related securities gross realized gains	226	45

Cash and investments portfolio:
Non-mortgage-related securities issued by:
Obligations of state and political subdivisions	—	1

Total non-mortgage-related securities gross realized gains	—	1

Gross realized gains	226	46

Retained portfolio:
Mortgage-related securities issued by:
Freddie Mac	(7)	(11)
Obligations of states and political subdivisions	(4)	—

Total mortgage-related securities gross realized losses	(11)	(11)

Cash and investments portfolio:
Non-mortgage-related securities issued by:
Asset-backed securities	—	(1)

Total non-mortgage-related securities gross realized losses	—	(1)

Gross realized losses	(11)	(12)

Net realized gains	$215	$34

During the first quarter of 2008 and 2007, we recorded impairments related to investments in securities of $71 million and $56 million, respectively.

Table 4.4 presents the changes in AOCI, net of taxes, related to available-for-sale securities. The net unrealized holding (losses) gains, net of tax, represents the net fair value adjustments recorded on available-for-sale securities throughout the period, after the effects of our federal statutory tax rate of 35%. The net reclassification adjustment for realized (gains) losses, net of tax, represents the amount of those fair value adjustments, after the effects of our federal statutory tax rate of 35%, that have been recognized in earnings due to the sale of an available-for-sale security or the recognition of an impairment loss.

Table 4.4 — AOCI, Net of Taxes, Related to Available-For-Sale Securities

	Three Months Ended
	March 31,
	2008	2007
	(in millions)
Beginning balance	$(7,040)	$(3,332)
Adjustment to initially apply SFAS 159(1)	(854)	—
Net unrealized holding (losses) gains, net of tax(2)	(10,374)	1,230
Net reclassification adjustment for realized (gains) losses, net of tax(3)(4)	(93)	12

Ending balance	$(18,361)	$(2,090)

(1)	Net of tax benefit of $460 million for the first quarter of 2008.
(2)	Net of tax (benefit) expense of $(5.6) billion and $663 million for the first quarter of 2008 and 2007, respectively.
(3)	Net of tax (expense) benefit of $(50) million and $6 million for the first quarter of 2008 and 2007, respectively.
(4)	Includes the reversal of previously recorded unrealized losses that have been recognized on our consolidated statement of income as impairment losses on available-for-sale securities of $46 million and $34 million, net of tax, for the first quarter of 2008 and 2007, respectively.

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Table 4.5 summarizes the estimated fair values by major security type for trading securities held in our retained portfolio.

Table 4.5 — Trading Securities in our Retained Portfolio

	March 31, 2008	December 31, 2007
	(in millions)
Mortgage-related securities issued by:
Freddie Mac	$88,397	$12,216
Fannie Mae	18,010	1,697
Ginnie Mae	216	175
Other	35	1

Total trading securities in our retained portfolio	$106,658	$14,089

During the first quarter of 2008 and 2007, we recorded net unrealized gains on trading securities held at March 31, 2008 and 2007 of $962 million and $26 million, respectively.

Total trading securities in our retained portfolio include $4.5 billion and $4.2 billion of SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments and amendment of FASB Statement No. 133 and 140,” or SFAS 155, related assets as of March 31, 2008 and December 31, 2007, respectively. Gains (losses) on trading securities include gains of $359 million and $—, respectively, related to these SFAS 155 trading securities for the first quarter of 2008 and 2007, respectively.

Retained Portfolio Voluntary Growth Limit

As of March 1, 2008, we are no longer subject to the voluntary growth limit on our retained portfolio of 2.0% annually.

Collateral Pledged

Collateral Pledged to Freddie Mac

Our counterparties are required to pledge collateral for reverse repurchase transactions and most interest-rate swap transactions subject to collateral posting thresholds generally related to a counterparty’s credit rating. Although it is our practice not to repledge assets held as collateral, a portion of the collateral may be repledged based on master agreements related to our interest-rate swap transactions. At March 31, 2008 and December 31, 2007, we did not have collateral in the form of securities pledged to and held by us under interest-rate swap agreements.

Collateral Pledged by Freddie Mac

We are also required to pledge collateral for margin requirements with third-party custodians in connection with secured financings, interest-rate swap agreements, futures and daily trade activities with some counterparties. The level of collateral pledged related to our interest-rate swap agreements is determined after giving consideration to our credit rating. As of March 31, 2008, we had two uncommitted intraday lines of credit with third parties, both of which are secured, in connection with the Federal Reserve Board’s revised payments system risk policy, which restricts or eliminates daylight overdrafts by the GSEs in connection with our use of the Fedwire system. In certain limited circumstances, the line of credit agreements give the secured parties the right to repledge the securities underlying our financing to other third parties, including the Federal Reserve Bank. We pledge collateral to meet these requirements upon a demand by the respective counterparty.

Table 4.6 summarizes all securities pledged as collateral by us, including assets that the secured party may repledge and those that may not be repledged.

Table 4.6 — Collateral in the Form of Securities Pledged

	March 31, 2008	December 31, 2007
	(in millions)
Securities pledged with ability for secured party to repledge
Available-for-sale	$16,704	$17,010
Securities pledged without ability for secured party to repledge
Available-for-sale	776	793

Total securities pledged	$17,480	$17,803

NOTE 5: MORTGAGE LOANS AND LOAN LOSS RESERVES

We own both single-family mortgage loans, which are secured by one to four family residential properties, and multifamily mortgage loans, which are secured by properties with five or more residential rental units.

Table 5.1 summarizes the types of loans within our retained mortgage loan portfolio at March 31, 2008 and December 31, 2007. These balances do not include mortgage loans underlying our guaranteed PCs and Structured Securities, since these are not consolidated on our balance sheets. See “NOTE 2: FINANCIAL GUARANTEES AND SECURITIZED INTERESTS IN MORTGAGE-RELATED ASSETS” to these consolidated financial statements for information on our securitized mortgage loans.

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Table 5.1 — Mortgage Loans within the Retained Portfolio

	March 31, 2008	December 31, 2007
	(in millions)

Single-family(1):
Conventional
Fixed-rate	$23,960	$20,707
Adjustable-rate	2,330	2,700

Total conventional	26,290	23,407
FHA/VA — Fixed-rate	324	311
Rural Housing Service and other federally guaranteed loans	882	871

Total single-family	27,496	24,589

Multifamily(1):
Conventional
Fixed-rate	56,426	53,111
Adjustable-rate	4,409	4,455

Total conventional	60,835	57,566
Rural Housing Service	3	3

Total multifamily	60,838	57,569

Total unpaid principal balance of mortgage loans	88,334	82,158

Deferred fees, unamortized premiums, discounts and other cost basis adjustments	(1,512)	(1,868)
Lower of cost or market adjustments on loans held-for-sale	(5)	(2)
Allowance for loan losses on loans held-for-investment	(356)	(256)

Total mortgage loans, net of allowance for loan losses	$86,461	$80,032

(1)	Based on unpaid principal balances and excludes mortgage loans traded, but not yet settled.

For the first quarter of 2008 and 2007, we transferred $— million and $40 million, respectively, of held-for-sale mortgage loans to held-for-investment.

We maintain separate loan loss reserves for mortgage loans in our retained portfolio that we classify as held-for-investment and for credit-related losses associated with certain mortgage loans that underlie our PCs and Structured Securities. For loans subject to Statement of Position No. 03-3, “Accounting for Certain Loans or Debt Securities Acquired in a Transfer,” or SOP 03-3, loan loss reserves are only established when it becomes probable that we will be unable to collect all cash flows which we expected to collect when we acquired the loan.

Table 5.2 summarizes loan loss reserve activity during the periods presented.

Table 5.2 — Detail of Loan Loss Reserves

	Three Months Ended March 31,
	2008			2007
		Reserve for	Total Loan		Reserve for	Total Loan
	Allowance	Guarantee	Loss	Allowance	Guarantee	Loss
	for Loan Losses	Losses on PCs	Reserves	for Loan Losses	Losses on PCs	Reserves
	(in millions)
Beginning balance	$256	$2,566	$2,822	$69	$550	$619
Provision for credit losses	136	1,104	1,240	48	200	248
Charge-offs(1)(3)	(123)	(175)	(298)	(79)	—	(79)
Recoveries(1)	87	48	135	49	—	49
Transfers, net(2)	—	(27)	(27)	—	(34)	(34)

Ending balance	$356	$3,516	$3,872	$87	$716	$803

(1)	Charge-offs related to retained mortgages represent the amount of the unpaid principal balance of a loan that has been discharged using the reserve balance to remove the loan from our retained portfolio at the time of resolution. Charge-offs exclude $157 million and $14 million for the three months ended March 31, 2008 and 2007, respectively, related to reserve amounts previously transferred to reduce the carrying value of loans purchased under financial guarantees.
(2)	Consist of: (a) the transfer of a proportional amount of the recognized reserves for guaranteed losses related to PC pools associated with non-performing loans purchased from mortgage pools underlying our PCs, Structured Securities and long-term standby agreements to establish the initial recorded investment in these loans at the date of our purchase and (b) amounts attributable to uncollectible interest on PCs and Structured Securities in our retained portfolio.
(3)	Effective December 2007, we no longer automatically purchase loans from PC pools once they become 120 days delinquent, but rather, we purchase loans from PCs when the loans have been 120 days delinquent and (a) are modified, (b) foreclosure sales occur, (c) when the loans have been delinquent for 24 months or (d) when the cost of guarantee payments to PC holders, including advances of interest at the PC coupon, exceeds the expected cost of holding the nonperforming mortgage in our retained portfolio. Consequently, the increase in charge-offs in PCs and Structured Securities between the three months ended March 31, 2008 and 2007, respectively, is due to this operational change under which loans can go to a loss event (upon a foreclosure sale) while in a PC pool.

Impaired Loans

Single-family impaired loans include performing and non-performing loan modifications, as well as delinquent loans that were purchased from mortgage pools underlying our PCs and Structured Securities and long-term standby agreements. Multifamily impaired loans include loans whose contractual terms have previously been modified due to credit concerns (including troubled debt restructurings), certain loans with observable collateral deficiencies, and loans impaired based on management’s judgments concerning other known facts and circumstances associated with those loans. Recorded investment

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on impaired loans includes the unpaid principal balance plus amortized basis adjustments, which are modifications to the loan’s carrying value.

Total loan loss reserves, as presented in “Table 5.2 — Detail of Loan Loss Reserves,” consists of a specific valuation allowance related to impaired mortgage loans, which is presented in Table 5.3, and an additional reserve for other probable incurred losses, which totaled $3,854 million and $2,809 million at March 31, 2008 and December 31, 2007, respectively. Our recorded investment in impaired mortgage loans and the related valuation allowance are summarized in Table 5.3. The specific allowance presented in Table 5.3 is determined using estimates of the fair value of the underlying collateral, less estimated selling costs. Almost all of the specific allowance presented in Table 5.3 relates to multifamily loans for which estimates of the fair value of the underlying collateral, less estimated selling costs are used.

Table 5.3 — Impaired Loans

	March 31, 2008			December 31, 2007
	Recorded	Specific	Net	Recorded	Specific	Net
	Investment	Reserve	Investment	Investment	Reserve	Investment
	(in millions)
Impaired loans having:
Related valuation allowance	$306	$(18)	$288	$155	$(13)	$142
No related valuation allowance(1)	7,790	—	7,790	8,579	—	8,579

Total	$8,096	$(18)	$8,078	$8,734	$(13)	$8,721

(1)	Primarily represent performing single-family troubled debt restructuring loans and those delinquent loans purchased out of PC pools that have not been impaired subsequent to acquisition.

The average investment in impaired loans was $8.3 billion and $7.5 billion for the first quarter of 2008 and for the year ended December 31, 2007, respectively.

Interest income and management and guarantee income foregone on impaired loans approximated $45 million and $31 million for the first quarter of 2008 and 2007, respectively.

Loans Acquired under Financial Guarantees

We have the option under our PC agreements to purchase mortgage loans from the loan pools that underlie our guarantees under certain circumstances to resolve an existing or impending delinquency or default. Prior to December 2007, our practice was to automatically purchase the mortgage loans when the loans were significantly past due, generally after 120 days of delinquency. Effective December 2007, our practice is to purchase loans from pools when the loans have been 120 days delinquent and (a) are modified, (b) foreclosure sales occur, (c) when the loans have been delinquent for 24 months, or (d) when the cost of guarantee payments to PC holders, including advances of interest at the PC coupon, exceeds the expected cost of holding the nonperforming mortgage in our retained portfolio. Loans purchased from PC pools that underlie our guarantees or that are covered by our standby commitments are recorded at the lesser of their initial investment or the loans’ fair value. Our estimate of the fair value of delinquent loans purchased from pools is determined by obtaining indicative market prices from large, experienced dealers and using an average of these market prices to estimate the initial fair value. We recognize losses on loans purchased in our consolidated statements of income when, upon purchase, the fair value is less than the acquisition cost of the loan. At March 31, 2008 and 2007, the unpaid principal balances of mortgage loans in our retained portfolio acquired under financial guarantees were $6.1 billion and $4.0 billion, respectively, while the carrying amounts of these loans were $4.7 billion and $3.6 billion, respectively.

We account for loans acquired in accordance with SOP 03-3 if, at acquisition, the loans have credit deterioration and we do not consider it probable that we will collect all contractual cash flows from the borrower without significant delay. We concluded that all loans acquired under financial guarantees during all periods presented met this criteria. Table 5.4 provides details on impaired loans acquired under financial guarantees and accounted for in accordance with SOP 03-3.

Table 5.4 — Loans Acquired Under Financial Guarantees

	Three Months Ended
	March 31,
	2008	2007
	(in millions)
Contractual principal and interest payments at acquisition	$510	$2,009
Non-accretable difference	(22)	(60)

Cash flows expected to be collected at acquisition	488	1,949
Accretable balance	(137)	(381)

Initial investment in acquired loans at acquisition	$351	$1,568

The excess of contractual principal and interest over the undiscounted amount of cash flows we expect to collect represents a non-accretable difference that is neither accreted to interest income nor displayed on the consolidated balance sheets. The amount that may be accreted into interest income on such loans is limited to the excess of our estimate of undiscounted expected principal, interest and other cash flows from the loan over our initial investment in the loan. We

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consider estimated prepayments when calculating the accretable balance and the non-accretable difference. While these loans are seriously delinquent, no amounts are accreted to interest income. Subsequent changes in estimated future cash flows to be collected related to interest-rate changes are recognized prospectively in interest income over the remaining contractual life of the loan. We increase our provision for credit losses if we estimate decreases in future cash collections due to further credit deterioration. Subsequent to acquisition, we recognized an increase in provision for credit losses related to these loans of $3 million and $1 million for the first quarter of 2008 and 2007, respectively.

Table 5.5 provides changes in the accretable balance of loans acquired under financial guarantees and accounted for in accordance with SOP 03-3.

Table 5.5 — Changes in Accretable Balance

	Three Months Ended
	March 31,
	2008	2007
	(in millions)
Beginning balance	$2,407	$510
Additions from new acquisitions	137	381
Accretion during the period	(77)	—
Reductions(1)	(225)	(35)
Change in estimated cash flows(2)	131	24
Reclassifications to or from nonaccretable difference(3)	(124)	(25)

Ending balance	$2,249	$855

(1)	Represent the recapture of losses previously recognized due to borrower repayment or foreclosure on the loan.
(2)	Represents the change in expected cash flows due to troubled debt restructurings or change in prepayment assumptions of the related loans.
(3)	Represents the change in expected cash flows due to changes in credit quality or credit assumptions.

Delinquency Rates

Table 5.6 summarizes the delinquency performance for our total mortgage portfolio, excluding non-Freddie Mac mortgage-related securities and that portion of Structured Securities backed by Ginnie Mae Certificates.

Table 5.6 — Delinquency Performance

	March 31, 2008	December 31, 2007
Delinquencies, end of period:
Single-family:(1)
Non-credit-enhanced portfolio — excluding Structured Transactions:
Delinquency rate	0.54%	0.45%
Total number of delinquent loans	54,923	44,948
Credit-enhanced portfolio — excluding Structured Transactions:
Delinquency rate	1.81%	1.62%
Total number of delinquent loans	39,942	34,621
Total portfolio — excluding Structured Transactions:
Delinquency rate	0.77%	0.65%
Total number of delinquent loans	94,865	79,569
Structured Transactions(2):
Delinquency rate	10.96%	9.86%
Total number of delinquent loans	14,963	14,122
Total single-family portfolio:
Delinquency rate	0.88%	0.76%
Total number of delinquent loans	109,828	93,691
Multifamily:(3)
Total portfolio:
Delinquency rate	0.04%	0.02%
Net carrying value of delinquent loans (in millions)	$27	$10

(1)	Based on the number of mortgages 90 days or more delinquent or in foreclosure. Delinquencies on mortgage loans underlying certain Structured Securities, long-term standby commitments and Structured Transactions may be reported on a different schedule due to variances in industry practice.
(2)	Structured Transactions generally have underlying mortgage loans with a variety of risk characteristics but may provide inherent credit protections from losses due to underlying subordination, excess interest, overcollateralization and other features.
(3)	Multifamily delinquency performance is based on net carrying value of mortgages 60 days or more delinquent rather than on a unit basis and excludes multifamily Structured Transactions, which were approximately 1% of our total multifamily portfolio at both March 31, 2008 and December 31, 2007, respectively. There were no delinquencies for our multifamily Structured Transactions at March 31, 2008 and December 31, 2007.

NOTE 6: REAL ESTATE OWNED

For periods presented below, the weighted average holding period for our disposed properties was less than one year. Table 6.1 provides a summary of our Real Estate Owned, or REO, activity.

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Table 6.1 — REO

	Three Months Ended March 31,
	2008			2007
	REO,	Valuation	REO,	REO,	Valuation	REO,
	Gross	Allowance	Net	Gross	Allowance	Net
			(in millions)
Beginning balance	$2,067	$(331)	$1,736	$871	$(128)	$743
Additions	1,385	(84)	1,301	491	(29)	462
Dispositions and write-downs	(754)	(69)	(823)	(341)	14	(327)

Ending balance	$2,698	$(484)	$2,214	$1,021	$(143)	$878

We recognized losses of $109 million and $15 million for the first quarter of 2008 and 2007, respectively, on single-family REO dispositions, which are included in REO operations expense. The number of single-family property additions to our REO balance increased by 114% during the first quarter of 2008, compared to the first quarter of 2007. Our REO additions have continued to be greatest in the North Central region of the U.S. and approximately 39% and 50% of our REO balance relates to properties located in this region as of March 31, 2008 and 2007, respectively. We increased our write-down valuation allowance by $114 million during the three months ended March 31, 2008, to account for increased volume of REO properties and average losses per disposition.

NOTE 7: DEBT SECURITIES AND SUBORDINATED BORROWINGS

Debt securities are classified as either due within one year or due after one year based on their remaining contractual maturity. Table 7.1 summarizes the balances and effective rates for debt securities and subordinated borrowings.

Table 7.1 — Total Debt Securities

	March 31, 2008			December 31, 2007
	Par Value	Balance, Net(1)	Effective Rate(2)	Par Value	Balance, Net(1)	Effective Rate(2)
	(dollars in millions)
Senior debt, due within one year:
Reference Bills® securities and discount notes	$197,186	$195,803	3.25%	$198,323	$196,426	4.52%
Medium-term notes	4,775	4,775	3.36	1,175	1,175	4.36

Short-term debt securities	201,961	200,578	3.25	199,498	197,601	4.52
Current portion of long-term debt	90,017	89,962	4.53	97,262	98,320	4.44

Senior debt, due within one year	291,978	290,540	3.65	296,760	295,921	4.49
Senior debt, due after one year(3)	504,592	464,737	4.88	474,303	438,147	5.24
Subordinated debt, due after one year(4)	4,784	4,492	5.59	4,784	4,489	5.84

Senior and subordinated debt, due after one year	509,376	469,229	4.88	479,087	442,636	5.25

Total debt securities	$801,354	$759,769		$775,847	$738,557

(1)	Represents par value, net of associated discounts, premiums and hedging-related basis adjustments, with $365 million of current portion of long-term debt and $15.4 billion of senior debt, due after one year that represents the fair value of foreign-currency denominated debt in accordance with SFAS 159.
(2)	Represents the weighted average effective rate that remains constant over the life of the instrument, which includes the amortization of discounts or premiums, issuance costs and hedging-related basis adjustments.
(3)	Balance, net for senior debt, due after one year includes callable debt of $211.3 billion and $202.0 billion at March 31, 2008 and December 31, 2007, respectively.
(4)	Balance, net for subordinated debt, due after one year includes callable debt of $— at both March 31, 2008 and December 31, 2007.

For the first quarter of 2008, we recognized fair value losses of $1.4 billion on our foreign-currency denominated debt, of which $1.2 billion of losses related to our net foreign-currency translation. See “NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES” to our unaudited consolidated financial statements for additional information regarding our adoption of SFAS 159.

NOTE 8: STOCKHOLDERS’ EQUITY

Stock Repurchase and Issuance Programs

During the first quarter of 2008, we did not issue non-cumulative, perpetual preferred stock and did not repurchase any of our common stock.

Dividends Declared During the First Quarter of 2008

On March 7, 2008, our board of directors declared a quarterly dividend on our common stock of $0.25 per share and dividends on our preferred stock consistent with the contractual rates and terms shown in “NOTE 8: STOCKHOLDERS’ EQUITY — Table 8.1 — Preferred Stock” to our audited consolidated financial statements.

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NOTE 9: REGULATORY CAPITAL

Table 9.1 summarizes our regulatory capital requirements and surpluses.

Table 9.1 — Regulatory Capital Requirements(1)

	March 31, 2008	December 31, 2007
	(in millions)
Minimum capital requirement	$26,937	$26,473
Core capital	38,320	37,867
Minimum capital surplus	11,383	11,394

Critical capital requirement	$13,864	$13,618
Core capital	38,320	37,867
Critical capital surplus	24,456	24,249

Risk-based capital requirement(2)	N/A	$14,102
Total capital(2)	N/A	40,929
Risk-based capital surplus(2)	N/A	26,827

(1)	The Office of Federal Housing Enterprise Oversight, or OFHEO, is the authoritative source of the capital calculations that underlie our capital classifications. The minimum and critical capital values for March 31, 2008 reflect the amounts we reported to OFHEO.
(2)	OFHEO determines the amounts reported with respect to our risk-based capital requirement. OFHEO has not yet reported amounts for March 31, 2008.

Factors that could adversely affect the adequacy of our regulatory capital in future periods include GAAP net losses; continued declines in home prices; increases in our credit and interest-rate risk profiles; adverse changes in interest-rate or implied volatility; adverse option-adjusted spread, or OAS, changes; impairments of non-agency mortgage-related securities; counterparty downgrades; downgrades of non-agency mortgage-related securities (with respect to risk-based capital); legislative or regulatory actions that increase capital requirements; or changes in accounting practices or standards. See “NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES” to these consolidated financial statements for more information. In particular, interest-rate levels or implied volatilities could affect the amount of our core capital, even if we were economically well hedged against interest-rate changes, because certain gains or losses are recognized through GAAP earnings while other offsetting gains or losses may not be. Changes in OAS can also affect the amount of our core capital, because OAS is a factor in the valuation of our guaranteed mortgage portfolio.

Table 9.2 summarizes our compliance with our subordinated debt commitment.

Table 9.2 — Subordinated Debt Commitment(1)

	March 31, 2008	December 31, 2007
	(in millions)

Total on-balance sheet assets and guaranteed PCs and Structured Securities outstanding target(2)	$38,591	$38,000
Total capital plus qualifying subordinated debt	45,841	44,559
Surplus	7,250	6,559

(1)	The values for March 31, 2008 reflect the amounts we reported to OFHEO.
(2)	Equals the sum of 0.45% of outstanding guaranteed PCs and Structured Securities and 4% of on-balance sheet assets.

Regulatory Capital Monitoring Framework

In a letter dated January 28, 2004, OFHEO created a framework for monitoring our capital. The letter directed that we maintain a 30% mandatory target capital surplus over our statutory minimum capital requirement, subject to certain conditions and variations; that we submit weekly reports concerning our capital levels; and that we obtain prior approval of certain capital transactions. On March 19, 2008, OFHEO announced a reduction in our mandatory target capital surplus from 30% to 20% above our statutory minimum capital requirement. For more information regarding our regulatory capital monitoring framework see “NOTE 9: REGULATORY CAPITAL” to our audited consolidated financial statements.

Table 9.3 summarizes our compliance with the mandatory target capital surplus portion of OFHEO’s monitoring framework.

Table 9.3 — Mandatory Target Capital Surplus(1)

	March 31, 2008	December 31, 2007
	(in millions)

Statutory minimum capital requirement plus add-on(2)	$32,324	$34,415
Core capital	38,320	37,867
Surplus	5,996	3,452

(1)	The values for March 31, 2008 are based on amounts we reported to OFHEO.
(2)	Amounts as of March 31, 2008 and December 31, 2007 are based on 20% and 30% mandatory target capital surplus, respectively.

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NOTE 10: DERIVATIVES

We use derivatives to conduct our risk management activities. We principally use the following types of derivatives:

•	LIBOR- and Euro Interbank Offered Rate, or Euribor-, based interest-rate swaps;

•	LIBOR- and Treasury-based options (including swaptions);

•	LIBOR- and Treasury-based exchange-traded futures; and

•	Foreign-currency swaps.

Our derivative portfolio also includes certain purchase and sale commitments and other contractual agreements, including credit derivatives and swap guarantee derivatives in which we guarantee the sponsor’s or the borrower’s performance as a counterparty on certain interest-rate swaps.

Beginning in the first quarter of 2008, we entered into derivative positions and classified them in cash flow hedge accounting relationships to hedge the changes in cash flows associated with our forecasted issuances of debt while maintaining our risk management goals. In the prior period presented, we only elected cash flow hedge accounting relationships for certain commitments to sell mortgage-related securities. We believe this expanded hedging strategy will reduce the effect of interest-rate changes on our consolidated statements of income. For a derivative accounted for as a cash flow hedge, changes in fair value are reported in AOCI, net of taxes, on our consolidated balance sheets to the extent the hedge is effective. The remaining ineffective portion of changes in fair value is reported as other income on our consolidated statements of income.

During the first quarter of 2008 and 2007, we recognized hedge ineffectiveness gains (losses) related to cash flow hedges of $(3) million and $—, respectively, on our consolidated statements of income. No amounts were excluded from the assessment of hedge effectiveness. We record changes in the fair value of derivatives not in hedge accounting relationships as derivative gains (losses) on our consolidated statements of income. Any associated interest received or paid from derivatives not in hedge accounting relationships is recognized on an accrual basis and also recorded in derivative gains (losses) on our consolidated statements of income. Interest received or paid from derivatives in qualifying cash flow hedges is recognized on an accrual basis and is recorded in net interest income on our consolidated statements of income.

The carrying value of our derivatives on our consolidated balance sheets is equal to their fair value, including net derivative interest receivable or payable, net trade/settle receivable or payable and is net of cash collateral held or posted, where allowable by a master netting agreement. Derivatives in a net asset position are reported as derivative assets, net. Similarly, derivatives in a net liability position are reported as derivative liabilities, net. Cash collateral we obtained from counterparties to derivative contracts that has been offset against derivative assets, net at March 31, 2008 and December 31, 2007 was $5.5 billion and $6.5 billion, respectively. Cash collateral we posted to counterparties to derivative contracts that has been offset against derivative liabilities, net at March 31, 2008 and December 31, 2007 was $1.3 billion and $344 million, respectively.

At March 31, 2008 and December 31, 2007, there were no amounts of cash collateral that were not offset against derivative assets, net or derivative liabilities, net, as applicable.

As shown in Table 10.1 the total AOCI, net of taxes, related to derivatives designated as cash flow hedges was a loss of $3.9 billion and $4.8 billion at March 31, 2008 and 2007, respectively, composed mainly of deferred net losses on closed cash flow hedges. Net change in fair value related to cash flow hedging activities, net of tax, represents the net change in the fair value of the derivatives that were designated as cash flow hedges, after the effects of our federal statutory tax rate of 35%, to the extent the hedges were effective. Net reclassifications of losses to earnings, net of tax, represents the AOCI amount, after the effects of our federal statutory tax rate of 35%, that was recognized in earnings as the originally hedged forecasted transactions affected earnings, unless it was deemed probable that the forecasted transaction would not occur. If it is probable that the forecasted transaction will not occur, then the deferred gain or loss associated with the hedge related to the forecasted transaction would be reclassified into earnings immediately.

Over the next 12 months, we estimate that approximately $835 million, net of taxes, of the $3.9 billion of cash flow hedging losses in AOCI, net of taxes, at March 31, 2008 will be reclassified into earnings. The maximum remaining length of time over which we have hedged the exposure related to the variability in future cash flows on forecasted transactions, primarily forecasted debt issuances, is 26 years. However, over 70% and 90% of AOCI, net of taxes, relating to closed cash flow hedges at March 31, 2008, will be reclassified to earnings over the next five and ten years, respectively.

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Table 10.1 — AOCI, Net of Taxes, Related to Cash Flow Hedge Relationships

	Three Months Ended
	March 31,
	2008	2007
	(in millions)

Beginning balance(1)	$(4,059)	$(5,032)
Adjustment to initially apply SFAS 159(2)	4	—
Net change in fair value related to cash flow hedging activities, net of tax(3)	(34)	(2)
Net reclassifications of losses to earnings and other, net of tax(4)	197	241

Ending balance(1)	$(3,892)	$(4,793)

(1)	Represents the effective portion of the fair value of open derivative contracts (i.e., net unrealized gains and losses) and net deferred gains and losses on closed (i.e., terminated or redesignated) cash flow hedges.
(2)	Net of tax benefit of $— for the first quarter of 2008.
(3)	Net of tax benefit of $16 million and $1 million for the first quarter of 2008 and 2007, respectively.
(4)	Net of tax benefit of $106 million and $130 million for the first quarter of 2008 and 2007, respectively.

NOTE 11: LEGAL CONTINGENCIES

We are involved as a party to a variety of legal proceedings arising from time to time in the ordinary course of business including, among other things, contractual disputes, personal injury claims, employment-related litigation and other legal proceedings incidental to our business. We are frequently involved, directly or indirectly, in litigation involving mortgage foreclosures. From time to time, we are also involved in proceedings arising from our termination of a seller/servicer’s eligibility to sell mortgages to, and service mortgages for, us. In these cases, the former seller/servicer sometimes seeks damages against us for wrongful termination under a variety of legal theories. In addition, we are sometimes sued in connection with the origination or servicing of mortgages. These suits typically involve claims alleging wrongful actions of seller/servicers. Our contracts with our seller/servicers generally provide for indemnification against liability arising from their wrongful actions.

Litigation and claims resolution are subject to many uncertainties and are not susceptible to accurate prediction. In accordance with SFAS No. 5, “Accounting for Contingencies,” we reserve for litigation claims and assessments asserted or threatened against us when a loss is probable and the amount of the loss can be reasonably estimated.

Putative Securities Class Action Lawsuits.  Reimer vs. Freddie Mac, Syron, Cook, Piszel and McQuade (“Reimer”) and Ohio Public Employees Retirement System vs. Freddie Mac, Syron, et al (“OPERS”). Two virtually identical putative securities class action lawsuits were filed against Freddie Mac and certain of our current and former officers alleging that the defendants violated federal securities laws by making “false and misleading statements concerning our business, risk management and the procedures we put into place to protect the company from problems in the mortgage industry.” Reimer was filed on November 21, 2007 in the U.S. District Court for the Southern District of New York and OPERS was filed on January 18, 2008 in the U.S. District Court for the Northern District of Ohio. On March 10, 2008, the Court in Reimer granted the plaintiff’s request to voluntarily dismiss the case, and the case was dismissed. In OPERS, the case has proceeded with the Court’s Order of April 10, 2008, appointing OPERS as lead plaintiff and approving its choice of counsel. The plaintiff is seeking unspecified damages and interest, and reasonable costs and expenses, including attorney and expert fees. At present, it is not possible to predict the probable outcome of the OPERS lawsuit or any potential impact on our business, financial condition, or results of operations.

Shareholder Demand Letters.  In late 2007 and early 2008, the board of directors received three letters from purported shareholders of Freddie Mac, which together contain allegations of corporate mismanagement and breaches of fiduciary duty in connection with the company’s risk management, false and misleading financial disclosures, and the sale of stock based on material non-public information by certain officers and directors. One letter demands that the board commence an independent investigation into the alleged conduct, institute legal proceedings to recover damages from the responsible individuals, and implement corporate governance initiatives to ensure that the alleged problems do not recur. The second letter demands that Freddie Mac commence legal proceedings to recover damages from responsible board members, senior officers, Freddie Mac’s outside auditors, and other parties who allegedly aided or abetted the improper conduct. The third letter demands relief similar to that of the second letter, as well as recovery for unjust enrichment. The board of directors formed a special committee to investigate the purported shareholders’ allegations, and the investigation is proceeding.

Antitrust Lawsuits.  Consolidated lawsuits were filed against Fannie Mae and us in the U.S. District Court for the District of Columbia, originally filed on January 10, 2005, alleging that both companies conspired to establish and maintain artificially high management and guarantee fees. The complaint covers the period January 1, 2001 to the present and asserts a variety of claims under federal and state antitrust laws, as well as claims under consumer-protection and similar state laws. The plaintiffs seek injunctive relief, unspecified damages (including treble damages with respect to the antitrust claims and punitive damages with respect to some of the state claims) and other forms of relief. We filed a motion to dismiss the action

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and are awaiting a ruling from the court. At present, it is not possible for us to predict the probable outcome of the consolidated lawsuit or any potential impact on our business, financial condition or results of operations.

The New York Attorney General’s Investigation.  In connection with the New York Attorney General’s suit filed against eAppraiseIT and its parent corporation, First American, alleging appraisal fraud in connection with loans originated by Washington Mutual, in November 2007, the New York Attorney General demanded that we either retain an independent examiner to investigate our mortgage purchases from Washington Mutual supported by appraisals conducted by eAppraiseIT, or immediately cease and desist from purchasing or securitizing Washington Mutual loans and any loans supported by eAppraiseIT appraisals. We also received a subpoena from the New York Attorney General’s office for information regarding appraisals and property valuations as they relate to our mortgage purchases and securitizations from January 1, 2004 to the present. In March 2008, OFHEO, the New York Attorney General and Freddie Mac reached a settlement in which we agreed to adopt a Home Valuation Protection Code, effective January 1, 2009, to enhance appraiser independence. In addition, we agreed to provide funding for an Independent Valuation Protection Institute. From March 14, 2008 through April 30, 2008, market participants were afforded the opportunity to comment on the implementation and deployment of the Code. We are reviewing and summarizing the comments received for submission to, and discussion with, OFHEO. Under the terms of the agreement, OFHEO, the New York Attorney General and Freddie Mac will review the comments in good faith and will consider any amendments to the Code necessary to avoid any unforeseen consequences.

Settlement of the SEC Investigation.  On September 27, 2007, we reached an agreement with the SEC to settle its investigation relating to the restatement of our previously issued consolidated financial statements for 2000, 2001, and the first three quarters of 2002, and the revision of fourth quarter and full-year consolidated financial statements for 2002. Under the terms of the settlement, Freddie Mac neither admitted nor denied allegations of federal securities law violations. The settlement included a payment of $50 million.

Shareholder Derivative Lawsuit.  A putative class action complaint, purportedly on behalf of Freddie Mac, was filed on March 10, 2008, in the U.S. District Court for the Southern District of New York against certain current and former officers and directors of Freddie Mac and a number of third parties, including Freddie Mac’s auditor, PricewaterhouseCoopers LLP. The complaint, which was filed by an individual who had submitted a shareholder demand letter to the board of directors in late 2007, alleges breach of fiduciary duty, negligence, violations of the Sarbanes-Oxley Act of 2002 and unjust enrichment in connection with various alleged business and risk management failures. It also alleges false assurances by the company regarding our financial exposure in the subprime financing market and our risk management and internal control weaknesses. The plaintiff seeks unspecified damages, declaratory relief, an accounting, injunctive relief, disgorgement, punitive damages, attorney’s fees, interest and costs. At present, it is not possible to predict the probable outcome of the lawsuit or any potential impact on our business, financial condition or results of operations.

NOTE 12: INCOME TAXES

For the three months ending March 31, 2008 and 2007, we reported an income tax benefit of $423 million and $397 million, respectively, representing effective tax rates of 73.7% and 74.8%, respectively. Our effective tax rate continues to be favorably impacted by our investments in LIHTC partnerships and interest earned on tax-exempt housing-related securities.

At March 31, 2008, we have a gross deferred tax asset of $19 billion of which $9.9 billion relates to the tax effect of losses in our available-for-sale securities portfolio. Management believes that the realization of our gross deferred tax asset is more likely than not. In making this determination, we considered all available evidence, both positive and negative. The positive evidence we considered primarily included management’s intent to hold the available-for-sale securities until losses can be recovered, the nature of the book losses, our history of taxable income, forecasts of future profitability, capital adequacy and the duration of statutory carryback and carryforward periods. The negative evidence we considered is the three-year cumulative book loss, including losses in AOCI. If future events significantly differ from our current forecasts, a valuation allowance may need to be established.

As of December 31, 2007, we have no tax credit carryforwards. However, management expects that our ability to use all of the tax credits generated by existing or future investments in LIHTC partnerships to reduce our federal income tax liability may be limited by the alternative minimum tax in future years.

At December 31, 2007, we had total unrecognized tax benefits, exclusive of interest, of $637 million. Included in the $637 million are $76 million of unrecognized tax benefits that, if recognized, would favorably affect our effective tax rate. The remaining $561 million of unrecognized tax benefits relate to tax positions for which ultimate deductibility is highly certain, but for which there is uncertainty as to the timing of such deductibility. Recognition of these tax benefits, other than applicable interest, would not affect our effective tax rate. There were no material changes in our unrecognized tax benefits during the first quarter of 2008.

We continue to recognize interest and penalties, if any, in income tax expense. As of December 31, 2007, we had total accrued interest receivable, net of tax effect, of approximately $55 million. Amounts included in total accrued interest relate

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to: (a) unrecognized tax benefits; (b) pending claims with the IRS for open tax years; (c) the tax benefit related to tax refund claims; and (d) the impact of payments made to the IRS in prior years in anticipation of potential tax deficiencies. Of the $55 million of accrued interest receivable as of December 31, 2007, approximately $137 million of accrued interest payable, net of tax effect, is allocable to unrecognized tax benefits. There were no material changes in our accrued interest during the first quarter of 2008. We have no amount accrued for penalties.

The statute of limitations for federal income tax purposes is open on corporate income tax returns filed for years 1985 to 2006. The IRS is currently examining tax years 2003 to 2005. The IRS has completed its examination of years 1998 to 2002. The principal matter in controversy as the result of the examination involves questions of timing and potential penalties regarding our tax accounting method for certain hedging transactions. Tax years 1985 to 1997 are before the U.S. Tax Court. We are currently in settlement discussions with the IRS regarding the tax treatment of the customer relationship intangible asset recognized upon our transition from non-taxable to taxable status in 1985. We believe it is reasonably possible that significant changes in the gross balance of unrecognized tax benefits may occur within the next 12 months that could have a material impact on income tax expense or benefit in the period the issue is resolved; however, we cannot predict the amount of such change or the range of potential changes.

NOTE 13: EMPLOYEE BENEFITS

We maintain a tax-qualified, funded defined benefit pension plan, or Pension Plan, covering substantially all of our employees. We maintain a defined benefit postretirement health care plan, or Retiree Health Plan, that generally provides postretirement health care benefits on a contributory basis to retired employees age 55 or older who rendered at least 10 years of service (five years of service if the employee was eligible to retire prior to March 1, 2007) and who, upon separation or termination, immediately elected to commence benefits under the Pension Plan in the form of an annuity. Our Retiree Health Plan is currently unfunded and the benefits are paid from our general assets. This plan and our defined benefit pension plans are collectively referred to as the defined benefit plans.

Effective January 1, 2008, we adopted the measurement date provisions of SFAS 158. In accordance with SFAS 158, we have changed the measurement date of our defined benefit plan assets and obligations from September 30 to our fiscal year-end date of December 31 using the 15-month transition method. Under this approach, we used the measurements determined in our 2007 Information Statement to estimate the effects of the measurement date change. As a result of adoption, we recognized an $8 million decrease in retained earnings (after tax) at January 1, 2008 and the impact to AOCI (after tax) was immaterial.

Table 13.1 presents the components of the net periodic benefit cost with respect to pension and postretirement health care benefits for the first quarter of 2008 and 2007. Net periodic benefit cost is included in salaries and employee benefits in our consolidated statements of income.

Table 13.1 — Net Periodic Benefit Cost Detail

	Three Months Ended
	March 31,
	2008	2007
	(in millions)

Pension Benefits
Service cost	$8	$8
Interest cost on benefit obligation	8	8
Expected (return) loss on plan assets	(10)	(9)
Recognized net actuarial (gain) loss	1	1

Net periodic benefit cost	$7	$8

Postretirement Health Care Benefits
Service cost	$2	$2
Interest cost on benefit obligation	2	2

Net periodic benefit cost	$4	$4

Cash Flows Related to Defined Benefit Plans

Our general practice is to contribute to our Pension Plan an amount at least equal to the minimum required contribution, if any, but no more than the maximum amount deductible for federal income tax purposes each year. We have not yet determined whether a contribution to our Pension Plan is required for the 2008 plan year.

NOTE 14: FAIR VALUE DISCLOSURES

Fair Value Hierarchy

Effective January 1, 2008, we adopted SFAS 157, which establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Observable inputs reflect

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market data obtained from independent sources. Unobservable inputs reflect assumptions based on the best information available under the circumstances. We use valuation techniques that maximize the use of observable inputs, where available and minimize the use of unobservable inputs.

The three levels of the fair value hierarchy under SFAS 157 are described below:

Level 1:	Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities;

Level 2:	Quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; inputs other than quoted market prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data for substantially the full term of the assets; and

Level 3:	Unobservable inputs for the asset or liability that are supported by little or no market activity and that are significant to the fair values.

As required by SFAS 157, assets and liabilities are classified in their entirety within the fair value hierarchy based on the lowest level input that is significant to the fair value measurement. Table 14.1 sets forth by level within the fair value hierarchy assets and liabilities measured and reported at fair value on a recurring basis in our consolidated balance sheets at March 31, 2008.

Table 14.1 — Assets and Liabilities Measured at Fair Value on a Recurring Basis

	Fair Value at March 31, 2008
	Quoted Prices	Significant
	in Active	Other	Significant
	Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs	Netting
	(Level 1)	(Level 2)	(Level 3)	Adjustment(1)	Total
	(in millions)

Assets:
Mortgage-related securities:
Available-for-sale, at fair value	$—	$350,266	$144,199	$—	$494,465
Trading, at fair value	—	103,288	3,370	—	106,658

Total mortgage-related securities	—	453,554	147,569	—	601,123
Non-mortgage-related securities:
Available-for-sale, at fair value	—	48,226	—	—	48,226
Derivative assets, net	253	24,799	113	(24,128)	1,037
Guarantee asset, at fair value	—	—	9,134	—	9,134

Total assets carried at fair value on a recurring basis	$253	$526,579	$156,816	$(24,128)	$659,520

Liabilities:
Debt securities denominated in foreign currencies	$—	$15,770	$—	$—	$15,770
Derivative liabilities, net	44	21,653	113	(20,907)	903

Total liabilities carried at fair value on a recurring basis	$44	$37,423	$113	$(20,907)	$16,673

(1)	Represents counterparty netting, cash collateral netting and net derivative interest receivable or payable. The net interest receivable of derivative assets and derivative liabilities was $1.4 billion at March 31, 2008, which was mainly related to interest rate swaps that we have entered into.

Fair Value Measurements (Level 3)

Level 3 measurements consist of assets and liabilities that are supported by little or no market activity where observable inputs are not available. The fair value of these assets and liabilities is measured using significant inputs that are considered unobservable. Unobservable inputs reflect assumptions based on the best information available under the circumstances. We use valuation techniques that maximize the use of observable inputs, where available, and minimize the use of unobservable inputs.

Our Level 3 items mainly represent non-agency residential mortgage-related securities and our guarantee asset. During the first quarter of 2008, the market for non-agency securities backed by subprime and Alt-A mortgage loans became significantly less liquid, which resulted in lower transaction volumes, wider credit spreads and less transparency. We transferred our holdings of these securities into the Level 3 category as inputs that were significant to their valuation became limited or unavailable. We concluded that the prices on these securities received from pricing services and dealers were reflective of significant unobservable inputs. Our guarantee asset is valued either through obtaining dealer quotes on similar securities or through an expected cash flow approach. Because of the broad range of discounts for liquidity applied by dealers to these similar securities and because the expected cash flow valuation approach uses significant unobservable inputs, we classified the guarantee asset as Level 3. See “NOTE 2 — FINANCIAL GUARANTEES AND SECURITIZED INTERESTS IN MORTGAGE-RELATED ASSETS” to these consolidated financial statements for more information about the valuation of our guarantee asset.

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Table 14.2 provides a reconciliation of the beginning and ending balances for assets and liabilities measured at fair value using significant unobservable inputs (Level 3).

Table 14.2 — Fair Value Measurements of Assets and Liabilities Using Significant Unobservable Inputs

	Level 3 at Fair Value
	Mortgage-related securities
	Available-for-sale,	Trading,	Guarantee asset,	Net
	at fair value	at fair value	at fair value(1)	derivatives(2)
	(in millions)

Balance, December 31, 2007	$19,859	$2,710	$9,591	$(216)
Impact of SFAS 159	(443)	443	—	—

Balance, January 1, 2008	19,416	3,153	9,591	(216)
Total realized and unrealized gains (losses):
Included in earnings(3)(4)(5)	(50)	(442)	(920)	256
Included in other comprehensive income(3)(4)	(17,929)	—	—	2

Total realized and unrealized gains (losses)	(17,979)	(442)	(920)	258
Purchases, issuances, sales and settlements, net	(11,038)	717	463	(42)
Net transfers in and/or out of Level 3	153,800	(58)	—	—

Balance, March 31, 2008	$144,199	$3,370	$9,134	$—

Unrealized gains (losses) still held(6)	$(71)	$(454)	$(920)	$219

(1)	We estimate that all amounts recorded for unrealized gains and losses on our guarantee asset relate to those amounts still in position. Cash received on our guarantee asset amounts is presented as settlements in the table. The amounts reflected as included in earnings represent the periodic mark-to-fair value of our guarantee asset.
(2)	Net derivatives include derivative assets and derivative liabilities prior to counterparty netting, cash collateral netting and net derivative interest receivable or payable.
(3)	Changes in fair value for available-for-sale investments are recorded in AOCI, net of taxes while gains and losses from sales are recorded in gains (losses) on investment activity on our consolidated statements of income. For mortgage-related securities classified as trading, the realized and unrealized gains (losses) are recorded in gains (losses) on investment activity on our consolidated statements of income.
(4)	Changes in fair value of derivatives are recorded in derivative gains (losses) for those not designated as accounting hedges, and AOCI, net of taxes for those accounted for as a cash flow hedge to the extent the hedge is effective. See “NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES” to our audited consolidated financial statements for additional information.
(5)	Changes in fair value of the guarantee asset are recorded in gains (losses) on guarantee asset on our consolidated statements of income. See “NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES” to our audited consolidated financial statements for additional information.
(6)	Represents the amount of total gains or losses for the period, included in earnings, attributable to the change in unrealized gains (losses) related to assets and liabilities classified as Level 3 that are still held at March 31, 2008.

Nonrecurring Fair Value Changes

Certain assets are measured at fair value on our consolidated balance sheets only if certain conditions exist as of the balance sheet date. We consider the fair value measurement related to these assets to be nonrecurring. These assets include held-for-sale mortgage loans, REO net, as well as impaired held-for-investment multifamily mortgage loans. These assets are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances. These adjustments to fair value usually result from the application of lower-of-cost-or-fair-value accounting or the write-down of individual assets to current fair value amounts due to impairments.

Table 14.3 — Assets Measured at Fair Value on a Non-Recurring Basis

	March 31, 2008
	Quoted Prices
	in Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable		Total
	Assets	Inputs	Inputs		Gains
	(Level 1)	(Level 2)	(Level 3)	Total	(Losses)
	(in millions)

Assets:
Mortgage loans:(1)
Held-for-investment	$—	$—	$68	$68	$(13)
Held-for-sale	—	—	377	377	(1)
REO, net(2)	—	—	1,503	1,503	(115)

Total assets carried at fair value on a non-recurring basis	$—	$—	$1,948	$1,948	$(129)

(1)	Represents carrying value and related write-downs of loans for which adjustments are based on the fair value amounts. These loans include held-for-sale mortgage loans where the fair value is below cost and impaired multifamily mortgage loans, which are classified as held-for-investment and have related valuation allowance.
(2)	Represents the fair value and related losses of foreclosed properties that were measured at fair value subsequent to their initial classification as REO, net. The carrying amount of REO, net was written down to fair value of $1.5 billion, less cost to sell of $110 million (or $1.4 billion) at March 31, 2008.

Fair Value Election

On January 1, 2008, we adopted SFAS 159, which permits entities to choose to measure many financial instruments and certain other items at fair value that are not required to be measured at fair value. We elected the fair value option for certain available-for-sale mortgage-related securities, foreign-currency denominated debt and investments in securities classified as available-for-sale securities and identified as in the scope of EITF 99-20. For additional information regarding the adoption

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of SFAS 159, see “NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — Change in Accounting Principles” to these consolidated financial statements.

Certain Available-for-sale Securities with Fair Value Option Elected

We elected the fair value option for certain available-for-sale securities held in our retained portfolio to better reflect the natural offset these securities provide to fair value changes recorded on our guarantee asset. We record fair value changes on our guarantee asset through our consolidated statements of income. However, we historically classified virtually all of our securities as available-for-sale and recorded those fair value changes in AOCI. The securities selected for the fair value option include principal only strips and certain pass-through and Structured Securities that contain positive duration features that provide offset to the negative duration associated with our guarantee asset. We will continually evaluate new security purchases to identify the appropriate security mix to classify as trading to match the changing duration features of our guarantee asset and the securities that provide offset.

For available-for-sale securities identified as within the scope of EITF 99-20, we elected the fair value option to better reflect the economic recapture of losses that occurs subsequent to impairment write-downs recorded on these instruments. Under EITF 99-20 for available-for-sale securities, when an impairment is considered other-than-temporary, the impairment amount is recorded in our consolidated statements of income and subsequently accreted back through interest income as long as the contractual cash flows occur. Any subsequent periodic increases in the value of the security are recognized through AOCI. By electing the fair value option for these instruments, we will reflect any recapture of impairment losses through our consolidated statements of income in the period they occur.

For mortgage-related securities and investments in securities that are selected for the fair value option above and classified as trading securities subsequently, the change in fair value for the first quarter of 2008 was recorded in gains (losses) on investment activity in our consolidated statements of income. See “NOTE 4: RETAINED PORTFOLIO AND CASH AND INVESTMENTS PORTFOLIO” to these consolidated financial statements for additional information regarding the net unrealized gains (losses) on trading securities, which include gains (losses) for other items that are not selected for the fair value option. Related interest income continues to be reported as interest income in our consolidated statements of income using effective interest methods. See “NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — Investments in Securities” to our audited consolidated financial statements for additional information about the measurement and recognition of interest income on investments in securities.

Foreign-Currency Denominated Debt with Fair Value Option Elected

In the case of foreign-currency denominated debt, we have entered into derivative transactions that effectively convert these instruments to U.S. dollar denominated floating rate instruments. We have historically recorded the fair value changes on these derivatives through our consolidated statements of income in accordance with SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”. However, the corresponding offsetting change in fair value that occurred in the debt as a result of changes in interest rates was not permitted to be recorded in our consolidated statements of income unless we pursued hedge accounting. As a result, our consolidated statements of income reflected only the fair value changes of the derivatives and not the offsetting fair value changes in the debt resulting from changes in interest rates. Therefore, we have elected the fair value option on the debt instruments to better reflect the economic offset that naturally results from the debt due to changes in interest rates. We currently do not issue foreign-currency denominated debt and use of the fair value option in the future for these types of instruments will be evaluated on a case-by-case basis for any new issuances of this type of debt.

The change in fair value of foreign-currency denominated debt for the first quarter of 2008 was recorded in unrealized gains (losses) on foreign-currency denominated debt recorded at fair value in our consolidated statements of income. We were not significantly affected by fair value changes included in earnings that were attributable to changes in the instrument-specific credit risk for the first quarter of 2008.

The difference between the aggregate fair value and aggregate unpaid principal balance for foreign-currency denominated debt due after one year is $326 million at March 31, 2008. Related interest expense continues to be reported as interest expense in our consolidated statements of income. See “NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — Debt Securities Issued” to our audited consolidated financial statements for additional information about the measurement and recognition of interest expense on debt securities issued.

Valuation Methods and Assumptions Subject to Fair Value Hierarchy

Our Level 1 financial instruments consist of exchange-traded derivatives where quoted prices exist for the exact instrument in an active market. Our Level 2 instruments generally consist of high credit quality agency and non-agency mortgage-related securities, non-mortgage-related asset-backed securities, interest-rate swaps, option-based derivatives and foreign-currency denominated debt. These instruments are generally valued through one of the following methods: (a) dealer or pricing service inputs with the value derived by comparison to recent transactions or similar securities and adjusting for

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differences in prepayment or liquidity characteristics; or (b) modeled through an industry standard modeling technique that relies upon observable inputs such as discount rates and prepayment assumptions.

Our Level 3 assets primarily consist of non-agency mortgage-related securities backed by subprime and Alt-A mortgage loans and our guarantee asset. While the non-agency mortgage-related securities are supported by little or no market activity in the first quarter of 2008, we value our non-agency mortgage-related securities based primarily on prices received from third party pricing services and prices received from dealers. The techniques used to value these instruments generally are either (a) a comparison to transactions of instruments with similar collateral and risk profiles; or (b) industry standard modeling such as the discounted cash flow model. For a description of how we determine the fair value of our guarantee asset, see “NOTE 2: FINANCIAL GUARANTEES AND SECURITIZED INTERESTS IN MORTGAGE-RELATED ASSETS” to these consolidated financial statements.

Mortgage Loans, Held for Investment

Mortgage loans, held for investment include impaired multifamily mortgage loans, which are not measured at fair value on an ongoing basis but have been written down to fair value due to impairment. We classify these impaired multifamily mortgage loans as Level 3 in the fair value hierarchy as it includes significant unobservable inputs.

Mortgage Loans, Held for Sale

Mortgage loans, held for sale represent single-family mortgage loans held in our retained portfolio. For GAAP purposes, we must determine the fair value of these mortgage loans to calculate lower-of-cost-or-fair-value adjustments for mortgages classified as held-for-sale, therefore they are measured at fair value on a non-recurring basis and subject to classification under the fair value hierarchy.

We determine the fair value of single-family mortgage loans, excluding delinquent single-family loans purchased out of pools, based on comparisons to actively traded mortgage-related securities with similar characteristics. For single-family mortgage loans, we include adjustments for yield, credit and liquidity differences to calculate the fair value. For single-family mortgage loans, part of the adjustments for yield, credit and liquidity differences represent an implied management and guarantee fee. To accomplish this, the fair value of the single-family mortgage loans, excluding delinquent single-family loans purchased out of pools, includes an adjustment representing the estimated present value of the additional cash flows on the mortgage coupon in excess of the coupon expected on the notional mortgage-related securities. The implied management and guarantee fee for single-family mortgage loans is also net of the related credit and other components inherent in our guarantee obligation. The process for estimating the related credit and other guarantee obligation components is described in the “Guarantee Obligation” section below. Since the fair values are derived from observable prices with adjustments that may be significant, they are classified as Level 3 under the fair value hierarchy.

Mortgage-Related and Non-Mortgage-Related Securities

Mortgage-related securities represent pass-throughs and other mortgage-related securities classified as available-for-sale or trading, which are already reflected at fair value on our GAAP consolidated balance sheets. Mortgage-related securities consist of securities issued by us, Fannie Mae and Ginnie Mae, as well as non-agency mortgage-related securities. Effective January 1, 2008, we elected the fair value option for selected mortgage-related securities that were classified as available-for-sale securities and securities identified as in the scope of impairment analysis under EITF 99-20 and classified as available-for-sale securities. In conjunction with our adoption of SFAS 159 we reclassified these securities from available-for-sale securities to trading securities on our GAAP consolidated balance sheets and recorded the changes in fair value during the period for such securities to gains (losses) on investment activities as incurred. For additional information on the election of the fair value option and SFAS 159, see “NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — Change in Accounting Principles” to these consolidated financial statements.

The fair value of securities with readily available third-party market prices is generally based on market prices obtained from broker/dealers or reliable third-party pricing service providers. Such fair values may be measured by using third-party quotes for similar instruments, adjusted for differences in contractual terms. Generally, these fair values are classified as Level 2 in the fair value hierarchy. For other securities, a market OAS approach based on observable market parameters is used to estimate fair value. OAS for certain securities are estimated by deriving the OAS for the most closely comparable security with an available market price, using proprietary interest-rate and prepayment models. If necessary, our judgment is applied to estimate the impact of differences in prepayment uncertainty or other unique cash flow characteristics related to that particular security. Fair values for these securities are then estimated by using the estimated OAS as an input to the interest-rate and prepayment models and estimating the net present value of the projected cash flows. The remaining instruments are priced using other modeling techniques or by using other securities as proxies. These securities may be classified as Level 2 or 3 depending on the significance of the inputs that are not observable.

Certain available-for-sale non-agency mortgage-related securities whose fair value is determined by reference to prices obtained from broker/dealers or pricing services were changed from a Level 2 classification to a Level 3 classification in the

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first quarter of 2008. Previously, these valuations relied on observed trades, as evidenced by both activity observed in the market, and nearly identical prices obtained from multiple sources. In late 2007, however, the divergence among prices obtained from these sources began to grow, and became significant in the first quarter of 2008. This, combined with the observed significant reduction in transaction volumes and widening of credit spreads, led us to conclude that the prices received from pricing services and dealers were reflective of significant unobservable inputs. While we believe these prices to be the best available under the fair value hierarchy, the classification was changed to Level 3.

Derivative Assets, Net

Derivative assets largely consist of interest-rate swaps, option-based derivatives, futures and forward purchase and sale commitments that we account for as derivatives. The carrying value of our derivatives on our consolidated balance sheets is equal to their fair value, including net derivative interest receivable or payable, trade settle receivable or payable and is net of cash collateral held or posted, where allowable by a master netting agreement. Derivatives in a net unrealized gain position are reported as derivative assets, net. Similarly, derivatives in a net unrealized loss position are reported as derivative liabilities, net.

The fair values of interest-rate swaps are determined by using the appropriate yield curves to calculate and discount the expected cash flows for both the fixed-rate and variable-rate components of the swap contracts. Option-based derivatives, which principally include call and put swaptions, are valued using an option-pricing model. This model uses market interest rates and market-implied option volatilities, where available, to calculate the option’s fair value. Market-implied option volatilities are based on information obtained from broker/dealers. Since swaps and option-based derivatives fair values are determined through models that use observable inputs, these are generally classified as Level 2 under the fair value hierarchy. To the extent we have determined that any of the significant inputs are considered unobservable, these amounts have been classified as Level 3 under the fair value hierarchy.

The fair value of exchange-traded futures and options is based on end-of-day closing prices obtained from third-party pricing services, therefore they are classified as Level 1 under the fair value hierarchy.

The fair value of derivative assets considers the impact of institutional credit risk in the event that the counterparty does not honor its payment obligation. Our fair value of derivatives is not adjusted for expected credit losses because we obtain collateral from most counterparties, typically within one business day of the daily market value calculation, and substantially all of our credit risk arises from counterparties with investment-grade credit ratings of A or above.

Certain purchase and sale commitments are also considered to be derivatives and are classified as Level 2 or Level 3 under the fair value hierarchy, depending on the fair value hierarchy classification of the purchased or sold item, whether security or loan. Such valuation methodologies and fair value hierarchy classifications are further discussed in the “Mortgage-Related and Non-Mortgage-Related Securities” and the “Mortgage Loans, Held for Sale” sections above.

Guarantee Asset, at Fair Value

For a description of how we determine the fair value of our guarantee asset, see “NOTE 2: FINANCIAL GUARANTEES AND SECURITIZED INTERESTS IN MORTGAGE-RELATED ASSETS” to these consolidated financial statements. Since its valuation technique is model based with significant inputs that are not observable, our guarantee asset is classified as Level 3 in the fair value hierarchy.

REO, Net

For GAAP purposes, REO is subsequently carried at the lower of its carrying amount or fair value less cost to sell. The subsequent fair value less cost to sell is an estimated value based on relevant historical factors, which are considered to be unobservable inputs. REO is classified as Level 3 under the fair value hierarchy.

Debt Securities Denominated in Foreign Currencies

Foreign-currency denominated debt instruments are measured at fair value pursuant to our fair value option election. We determine the fair value of these instruments by obtaining multiple quotes from dealers. Since the prices provided by the dealers consider only observable data such as interest rates and exchange rates, these fair values are classified as Level 2 under the fair value hierarchy.

Derivative Liabilities, Net

See discussion under “Derivative Assets, Net” above.

Consolidated Fair Value Balance Sheets

The supplemental consolidated fair value balance sheets in Table 14.4 present our estimates of the fair value of our recorded financial assets and liabilities and off-balance sheet financial instruments at March 31, 2008 and December 31, 2007. Our consolidated fair value balance sheets include the estimated fair values of financial instruments recorded on our consolidated balance sheets prepared in accordance with GAAP, as well as off-balance sheet financial instruments that represent our assets or liabilities that are not recorded on our GAAP consolidated balance sheets. These off-balance sheet

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items predominantly consist of: (a) the unrecognized guarantee asset and guarantee obligation associated with our PCs issued through our guarantor swap program prior to the implementation of FIN 45, (b) certain commitments to purchase mortgage loans and (c) certain credit enhancements on manufactured housing asset-backed securities. The fair value balance sheets also include certain assets and liabilities that are not financial instruments (such as property and equipment and real estate owned, which are included in other assets) at their carrying value in accordance with GAAP. The valuations of financial instruments on our consolidated fair value balance sheets are in accordance with GAAP fair value guidelines prescribed by SFAS 107, “Disclosures about Fair Value of Financial Instruments,” and other relevant pronouncements.

At March 31, 2008, our fair value results were impacted by several changes in our approach for estimating the fair value of certain financial instruments, primarily related to our valuation of our guarantee obligation as a result of our adoption of SFAS 157 on January 1, 2008. These changes resulted in a net increase in the fair value of total net assets of approximately $4.6 billion (after-tax). For a further discussion of our adoption of SFAS 157 and information concerning our valuation approach related to our guarantee obligation, see “NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — Change in Accounting Principles” and “Valuation Methods and Assumptions Not Subject to Fair Value Hierarchy — Guarantee Obligation” to these consolidated financial statements.

Table 14.4 — Consolidated Fair Value Balance Sheets(1)

	March 31, 2008		December 31, 2007
	Carrying		Carrying
	Amount(2)	Fair Value	Amount(2)	Fair Value
	(in billions)

Assets
Mortgage loans	$86.5	$83.9	$80.0	$76.8
Mortgage-related securities	601.1	601.1	629.8	629.8

Retained portfolio	687.6	685.0	709.8	706.6
Cash and cash equivalents	8.3	8.3	8.6	8.6
Non-mortgage-related securities	48.2	48.2	35.1	35.1
Securities purchased under agreements to resell and federal funds sold	17.2	17.2	6.6	6.6
Derivative assets, net	1.0	1.0	0.8	0.8
Guarantee asset(3)	9.1	9.9	9.6	10.4
Other assets(4)	31.6	42.5	23.9	31.8

Total assets	$803.0	$812.1	$794.4	$799.9

Liabilities and minority interests
Total debt securities, net	$759.8	$778.6	$738.6	$749.3
Guarantee obligation	13.7	29.3	13.7	26.2
Derivative liabilities, net	0.9	0.9	0.6	0.6
Reserve for guarantee losses on PCs	3.5	—	2.6	—
Other liabilities	9.0	8.3	12.0	11.0
Minority interests in consolidated subsidiaries	0.1	0.2	0.2	0.2

Total liabilities and minority interests	787.0	817.3	767.7	787.3

Net assets attributable to stockholders
Preferred stockholders	14.1	11.7	14.1	12.3
Common stockholders	1.9	(16.9)	12.6	0.3

Total net assets	16.0	(5.2)	26.7	12.6

Total liabilities, minority interests and net assets	$803.0	$812.1	$794.4	$799.9

(1)	The consolidated fair value balance sheets do not purport to present our net realizable, liquidation or market value as a whole. Furthermore, amounts we ultimately realize from the disposition of assets or settlement of liabilities may vary significantly from the fair values presented.
(2)	Equals the amount reported on our GAAP consolidated balance sheets.
(3)	The fair value of our guarantee asset reported exceeds the carrying value primarily because the fair value includes our guarantee asset related to PCs that were issued prior to the implementation of FIN 45 in 2003 and thus are not recognized on our GAAP consolidated balance sheets.
(4)	Fair values include estimated income taxes calculated using the 35% federal statutory rate on the difference between the consolidated fair value balance sheets net assets, including deferred taxes from our GAAP consolidated balance sheets, and the GAAP consolidated balance sheets equity attributable to common stockholders.

Limitations

Our consolidated fair value balance sheets do not capture all elements of value that are implicit in our operations as a going concern because our consolidated fair value balance sheets only capture the values of the current investment and securitization portfolios. For example, our consolidated fair value balance sheets do not capture the value of new investment and securitization business that would likely replace prepayments as they occur. In addition, our consolidated fair value balance sheets do not capture the value associated with future growth opportunities in our investment and securitization portfolios. Thus, the fair value of net assets attributable to stockholders presented on our consolidated fair value balance sheets does not represent an estimate of our net realizable, liquidation or market value as a whole.

We report certain assets and liabilities that are not financial instruments (such as property and equipment and real estate owned), as well as certain financial instruments that are not covered by the SFAS 107 disclosure requirements (such as pension liabilities) at their carrying amounts in accordance with GAAP on our consolidated fair value balance sheets. We

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believe these items do not have a significant impact on our overall fair value results. Other non-financial assets and liabilities on our GAAP consolidated balance sheets represent deferrals of costs and revenues that are amortized in accordance with GAAP, such as deferred debt issuance costs and deferred credit fees. Cash receipts and payments related to these items are generally recognized in the fair value of net assets when received or paid, with no basis reflected on our fair value balance sheets.

Valuation Methods and Assumptions Not Subject to Fair Value Hierarchy

The following are valuation assumptions and methods for items not subject to the fair value hierarchy either because they are not measured at fair value other than on the fair value balance sheet or are only measured at fair value at inception.

Mortgage Loans

Mortgage loans represent single-family and multifamily mortgage loans held in our retained portfolio. For GAAP purposes, we must determine the fair value of these mortgage loans to calculate lower-of-cost-or-fair-value adjustments for mortgages classified as held-for-sale. For fair value balance sheet purposes, we used a similar approach when determining the fair value of mortgage loans, including those held-for-investment.

Cash and Cash Equivalents

Cash and cash equivalents largely consists of highly liquid investment securities with an original maturity of three months or less used for cash management purposes, as well as cash collateral posted by our derivative counterparties. Given that these assets are short-term in nature with limited market value volatility, the carrying amount on our GAAP consolidated balance sheets is deemed to be a reasonable approximation of fair value.

Securities Purchased Under Agreements to Resell and Federal Funds Sold

Securities purchased under agreements to resell and federal funds sold principally consists of short-term contractual agreements such as reverse repurchase agreements involving Treasury and agency securities, federal funds sold and Eurodollar time deposits. Given that these assets are short-term in nature, the carrying amount on our GAAP consolidated balance sheets is deemed to be a reasonable approximation of fair value.

Other Assets

Other assets consists of investments in qualified LIHTC partnerships that are eligible for federal tax credits, credit enhancement contracts related to PCs and Structured Securities (pool insurance and recourse and/or indemnification agreements), financial guarantee contracts for additional credit enhancements on certain manufactured housing asset-backed securities, REO, property and equipment and other miscellaneous assets.

Our investments in LIHTC partnerships, reported as consolidated entities or equity method investments in the GAAP financial statements, are not within the scope of SFAS 107 disclosure requirements. However, we present the fair value of these investments in other assets. For the LIHTC partnerships, the fair value of expected tax benefits is estimated using expected cash flows discounted using our estimated cost of funds.

For the credit enhancement contracts related to PCs and Structured Securities (pool insurance and recourse and/or indemnification agreements), fair value is estimated using an expected cash flow approach, and is intended to reflect the estimated amount that a third party would be willing to pay for the contracts. On our consolidated fair value balance sheets, these contracts are reported at fair value at each balance sheet date based on current market conditions. On our GAAP consolidated balance sheets, these contracts are initially recorded at fair value at inception, then amortized to expense.

For the credit enhancements on manufactured housing asset-backed securities, the fair value is based on the difference between the market price of non-credit-impaired manufactured housing securities and credit-impaired manufactured housing securities that are likely to produce future credit losses, as adjusted for our estimate of a risk premium attributable to the financial guarantee contracts. The value of the contracts, over time, will be determined by the actual credit-related losses incurred and, therefore, may have a value that is higher or lower than our market-based estimate. On our GAAP consolidated financial statements, these contracts are recognized as realized.

The other categories of assets that comprise other assets are not financial instruments required to be valued at fair value under SFAS 107, such as property and equipment. For the majority of these non-financial instruments in other assets, we use the carrying amounts from our GAAP consolidated balance sheets as the reported values on our consolidated fair value balance sheets, without any adjustment. These assets represent an insignificant portion of our GAAP consolidated balance sheets. Certain non-financial assets in other assets on our GAAP consolidated balance sheets are assigned a zero value on our consolidated fair value balance sheets. This treatment is applied to deferred items such as deferred debt issuance costs.

We adjust the GAAP-basis deferred taxes reflected on our consolidated fair value balance sheets to include estimated income taxes on the difference between our consolidated fair value balance sheets net assets, including deferred taxes from our GAAP consolidated balance sheets, and our GAAP consolidated balance sheets equity attributable to common

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stockholders. To the extent the adjusted deferred taxes are a net asset, this amount is included in other assets. If the adjusted deferred taxes are a net liability, this amount is included in other liabilities.

Total Debt Securities, Net

Total debt securities, net represent short-term and long-term debt used to finance our assets. On our consolidated GAAP balance sheets, debt securities, excluding debt securities denominated in foreign currencies, are reported at amortized cost, which is net of deferred items, including premiums, discounts and hedging-related basis adjustments. This item includes both non-callable and callable debt, as well as short-term zero-coupon discount notes. The fair value of the short-term zero-coupon discount notes is based on a discounted cash flow model with market inputs. The valuation of other debt securities represents the proceeds that we would receive from the issuance of debt and is generally based on market prices obtained from broker/dealers, reliable third-party pricing service providers or direct market observations. We elected the fair value option for debt securities denominated in foreign currencies and reported them at fair value on our GAAP consolidated balance sheets effective January 1, 2008.

Guarantee Obligation

We did not establish a guarantee obligation for GAAP purposes for PCs and Structured Securities that were issued through our guarantor swap program prior to adoption of FIN 45. In addition, after it is initially recorded at fair value the guarantee obligation is not subsequently carried at fair value for GAAP purposes. On our consolidated fair value balance sheets, the guarantee obligation reflects the fair value of our guarantee obligation on all PCs regardless of when they were issued. Additionally, for fair value balance sheet purposes, our guarantee obligation is valued using a model that is calibrated to entry pricing information to estimate the fair value on our seasoned guarantee obligation. Entry pricing information used in our model includes the spot delivery fee and management and guarantee fee used to determine the amount charged to customers for executing our new securitizations. For information concerning our valuation approach and accounting policies related to our guarantees of mortgage assets for GAAP purposes, see “NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES” and “NOTE 2: FINANCIAL GUARANTEES AND SECURITIZED INTERESTS IN MORTGAGE-RELATED ASSETS” to these consolidated financial statements.

Reserve for Guarantee Losses on PCs

The carrying amount of the reserve for guarantee losses on PCs on our GAAP consolidated balance sheets represents the contingent losses contained in the loans that back our PCs. This line item has no basis on our consolidated fair value balance sheets, because the estimated fair value of all expected default losses (both contingent and non-contingent) is included in the guarantee obligation reported on our consolidated fair value balance sheets.

Other Liabilities

Other liabilities principally consist of funding liabilities associated with investments in LIHTC partnerships, accrued interest payable on debt securities and other miscellaneous obligations of less than one year. We believe the carrying amount of these liabilities is a reasonable approximation of their fair value, except for funding liabilities associated with investments in LIHTC partnerships, for which fair value is estimated using expected cash flows discounted at a market-based yield. Furthermore, certain deferred items reported as other liabilities on our GAAP consolidated balance sheets are assigned zero value on our consolidated fair value balance sheets, such as deferred credit fees. Also, as discussed in “Other Assets,” other liabilities may include a deferred tax liability adjusted for fair value balance sheet purposes.

Minority Interests in Consolidated Subsidiaries

Minority interests in consolidated subsidiaries primarily represent preferred stock interests that third parties hold in our two majority-owned real estate investment trust, or REIT subsidiaries. In accordance with GAAP, we consolidated the REITs. The preferred stock interests are not within the scope of SFAS 107 disclosure requirements. However, we present the fair value of these interests on our consolidated fair value balance sheets. The fair value of the third-party minority interests in these REITs was based on the estimated value of the underlying REIT preferred stock we determined based on a valuation model.

Net Assets Attributable to Preferred Stockholders

To determine the preferred stock fair value, we use a market-based approach incorporating quoted dealer prices.

Net Assets Attributable to Common Stockholders

Net assets attributable to common stockholders is equal to the difference between the fair value of total assets and the sum of total liabilities and minority interests reported on our consolidated fair value balance sheets, less the fair value of net assets attributable to preferred stockholders.

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NOTE 15: CONCENTRATION OF CREDIT AND OTHER RISKS

Mortgages and Mortgage-Related Securities

Our business activity is to participate in and support the residential mortgage market in the United States, which we pursue by both issuing guaranteed mortgage securities and investing in mortgage loans and mortgage-related securities. Table 15.1 summarizes the geographical concentration of mortgages and mortgage-related securities that we held in our retained portfolio or that are collateral for our PCs and Structured Securities, excluding:

•	$1.2 billion and $1.3 billion of mortgage-related securities issued by Ginnie Mae that back Structured Securities at March 31, 2008 and December 31, 2007, respectively, because these securities do not expose us to meaningful amounts of credit risk;

•	$54.3 billion and $47.8 billion of agency mortgage-related securities at March 31, 2008 and December 31, 2007, respectively, because these securities do not expose us to meaningful amounts of credit risk; and

•	$222.9 billion and $233.8 billion of non-agency mortgage-related securities held in our retained portfolio at March 31, 2008 and December 31, 2007, respectively, because geographic information regarding these securities is not available. With respect to these securities, we look to third-party credit enhancements (e.g., bond insurance) or other credit enhancements resulting from the securitization structure supporting such securities (e.g., subordination levels) as a primary means of managing credit risk.

See “NOTE 4: RETAINED PORTFOLIO AND CASH AND INVESTMENTS PORTFOLIO” to these consolidated financial statements for more information about the securities we hold.

Table 15.1 — Concentration of Credit Risk

	March 31, 2008		December 31, 2007
	Amount(1)	Percentage	Amount(1)	Percentage
	(dollars in millions)

By Region(2)
West	$474,313	25%	$455,051	25%
Northeast	455,486	24	443,813	24
North Central	357,733	19	353,522	19
Southeast	344,886	19	335,386	19
Southwest	238,782	13	231,951	13

	$1,871,200	100%	$1,819,723	100%

By State
California	$254,089	13%	$243,225	13%
Florida	127,707	7	124,092	7
Texas	94,255	5	91,130	5
Illinois	93,424	5	91,835	5
New York	93,269	5	90,686	5
All others	1,208,456	65	1,178,755	65

	$1,871,200	100%	$1,819,723	100%

(1)	Calculated as total mortgage portfolio less Structured Securities backed by Ginnie Mae Certificates and non-Freddie Mac mortgage-related securities held in our retained portfolio.
(2)	Region Designation: West (AK, AZ, CA, GU, HI, ID, MT, NV, OR, UT, WA); Northeast (CT, DE, DC, MA, ME, MD, NH, NJ, NY, PA, RI, VT, VA, WV); North Central (IL, IN, IA, MI, MN, ND, OH, SD, WI); Southeast (AL, FL, GA, KY, MS, NC, PR, SC, TN, VI); Southwest (AR, CO, KS, LA, MO, NE, NM, OK, TX, WY).

Higher-Risk Mortgage Loans

There have been an increasing amount of residential loan products originated in the mortgage industry that are designed to offer borrowers greater choices in their payment terms. Interest-only mortgages allow the borrower to pay only interest for a fixed period of time before the loan begins to amortize. Option ARM loans permit a variety of repayment options, which include minimum, interest only, fully amortizing 30-year and fully amortizing 15-year payments. The minimum payment alternative for option ARM loans allows the borrower to make monthly payments that are less than the interest accrued for the period. The unpaid interest, known as negative amortization, is added to the principal balance of the loan, which increases the outstanding loan balance. At both March 31, 2008 and December 31, 2007, interest-only and option ARM loans collectively represented approximately 10% of loans underlying our issued guaranteed PCs and Structured Securities.

In addition to these products, there has been an increase of residential mortgage loans originated in the market with lower or alternative documentation requirements than full documentation mortgage loans. These reduced documentation mortgages have been categorized in the mortgage industry as Alt-A loans. We have classified mortgage loans as Alt-A if the lender that delivers them to us has classified the loans as Alt-A, or if the loans had reduced documentation requirements that indicate that the loans should be classified as Alt-A. At both March 31, 2008 and December 31, 2007, approximately 11% of our single-family PCs and Structured Securities were backed by Alt-A mortgage loans.

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Mortgage Lenders and Insurers

A significant portion of our single-family mortgage purchase volume is generated from several key mortgage lenders with whom we have entered into business arrangements. These arrangements generally involve a lender’s commitment to sell a significant proportion of its conforming mortgage origination volume to us. During the first quarter of 2008, three mortgage lenders, Wells Fargo Bank, N.A., Countrywide Home Loans, Inc. and Bank of America, N.A., each accounted for 10% or more of our mortgage purchase volume, and collectively accounted for approximately 42% of our total mortgage purchase volume. In addition, during the first quarter of 2008, our top ten single-family lenders represented approximately 80% of our mortgage purchase volume. During the first quarter of 2008, our top three multifamily lenders collectively represented approximately 59% of our multifamily purchase volume. These top lenders are among the largest mortgage loan originators in the U.S. We are exposed to the risk that we could lose purchase volume to the extent these arrangements are terminated or modified without replacement from other lenders.

We have institutional credit risk relating to the potential insolvency or non-performance of mortgage insurers that insure mortgages we purchase or guarantee. These insurers provide coverage totaling $326 billion of unpaid principal balance in connection with our single-family mortgage portfolio, excluding those backing Structured Transactions. Excluding insurers of our non-agency mortgage-related securities portfolio, our top five mortgage insurer counterparties, Mortgage Guaranty Insurance Corp, Radian Guaranty Inc., Genworth Mortgage Insurance Corporation, PMI Mortgage Insurance Co. and United Guaranty Residential Insurance Co., each accounted for more than 10% of our maximum exposure to the group and all were rated “A” or above by a nationally-recognized credit rating agency as of March 31, 2008. Recently, many mortgage insurers have had financial difficulty and have received several downgrades in their credit rating by nationally recognized statistical rating organizations. Based upon currently available information, we expect that most of our mortgage and bond insurance counterparties possess adequate financial strength and capital to meet their obligations to us for the near term. However, we are aware of negative developments with Triad Guaranty Insurance Corporation, or Triad, one of our mortgage insurance counterparties, and we are evaluating the impact of these developments on us. In addition, FGIC and XL Capital Assurance Inc have had their credit rating downgraded below investment grade by at least one major rating agency. To date, no mortgage insurer has failed to meet its obligations to us.

We obtain insurance as an additional credit enhancement with either primary or secondary policies to cover non-agency securities held in either our retained or non-mortgage investment portfolio. As of March 31, 2008, we had coverage, including secondary policies on securities, totaling $18 billion of unpaid principal balance. As of March 31, 2008, the top four of our bond insurers, Ambac Assurance Corporation, Financial Guaranty Insurance Company, Financial Security Assurance Inc., and MBIA Inc., each accounted for more than 10% of our overall bond insurance coverage and collectively represented approximately 91% of our total coverage.

Derivative Portfolio

On an ongoing basis, we review the credit fundamentals of all of our derivative counterparties to confirm that they continue to meet our internal standards. We assign internal ratings, credit capital and exposure limits to each counterparty based on quantitative and qualitative analysis, which we update and monitor on a regular basis. We conduct additional reviews when market conditions dictate or events affecting an individual counterparty occur. One of our counterparties, Goldman Sachs Capital Markets, whose parent company, Goldman Sachs Group, was rated AA− as of May 1, 2008, accounted for greater than 10% of our net uncollateralized exposure to derivatives counterparties at March 31, 2008.

NOTE 16: SEGMENT REPORTING

Effective December 1, 2007, management determined that our operations consist of three reportable segments. As discussed below, we use Segment Earnings to measure and assess the financial performance of our segments. Segment Earnings is calculated for the segments by adjusting GAAP net income (loss) for certain investment-related activities and credit guarantee-related activities. The Segment Earnings measure is provided to the chief operating decision maker. Prior to December 1, 2007, we reported as a single segment using GAAP-basis income. We have revised the financial information and disclosures for prior periods to reflect the segment disclosures as if they had been in effect throughout all periods reported. We conduct our operations solely in the U.S. and its territories. Therefore, we do not generate any revenue from geographic locations outside of the U.S. and its territories.

Segments

Our business operations include three reportable segments, which are based on the type of business activities each performs — Investments, Single-family Guarantee and Multifamily. Certain activities that are not part of a segment are included in the All Other category, which primarily includes certain unallocated corporate items, such as costs associated with remediating our internal controls and near-term restructuring costs, costs related to the resolution of certain legal matters and certain income tax items. We evaluate our performance and allocate resources based on Segment Earnings,

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which we describe and present in this note. We do not consider our assets by segment when making these evaluations or allocations.

Investments

In this segment, we invest principally in mortgage-related securities and single-family mortgage loans through our mortgage-related investment portfolio. Segment Earnings consists primarily of the returns on these investments, less the related financing costs and administrative expenses. Within this segment, our activities may include the purchase of mortgage loans and mortgage-related securities with less attractive investment returns and with high incremental risk in order to achieve our affordable housing goals and subgoals. We maintain a cash and a non-mortgage-related securities investment portfolio in this segment to help manage our liquidity. We finance these activities primarily through issuances of short- and long-term debt in the public markets. Results also include derivative transactions we enter into to help manage interest-rate and other market risks associated with our debt financing and mortgage-related investment portfolio.

Single-Family Guarantee

In this segment, we guarantee the payment of principal and interest on single-family mortgage-related securities, including those held in our retained portfolio, in exchange for management and guarantee fees received over time and other up-front compensation. Earnings for this segment consist of management and guarantee fee revenues and trust management income less the related credit costs (i.e., provision for credit losses) and operating expenses. Also included is the interest earned on assets held in our Investments segment related to single-family guarantee activities, net of allocated funding costs.

Multifamily

In this segment, we purchase multifamily mortgages for our retained portfolio and guarantee the payment of principal and interest on multifamily mortgage-related securities and mortgages underlying multifamily housing revenue bonds. These activities support our mission to supply financing for affordable rental housing. This segment includes certain equity investments in various limited partnerships that sponsor low- and moderate-income multifamily rental apartments, which benefit from LIHTCs. Also included is the interest earned on assets held in our Investments segment related to multifamily guarantee activities, net of allocated funding costs.

All Other

All Other includes corporate-level expenses not allocated to any of our reportable segments such as costs associated with remediating our internal controls and near-term restructuring as well as costs related to the resolution of certain legal matters and certain income tax items.

Segment Allocations

Results of each reportable segment include directly attributable revenues and expenses. Administrative expenses that are not directly attributable to a segment are allocated ratably using alternative, quantifiable measures such as headcount distribution or segment usage if considered semi-direct or on a pre-determined basis if considered indirect. Expenses not allocated to segments consist primarily of costs associated with remediating our internal controls and near-term restructuring costs and are included in the All Other category. Net interest income for each segment includes an allocation related to investments and debt based on each segment’s assets and off-balance sheet obligations. The LIHTC partnerships tax benefit is allocated to the Multifamily segment. All remaining taxes are calculated based on a 35% federal statutory rate as applied to Segment Earnings.

Segment Earnings

In managing our business, we present the operating performance of our segments using Segment Earnings. Segment Earnings differs significantly from and should not be used as a substitute for GAAP net income (loss) before cumulative effect of change in accounting principle or net income (loss) as determined in accordance with GAAP. There are important limitations to using Segment Earnings as a measure of our financial performance. Among them, our regulatory capital requirements are based on our GAAP results. Segment Earnings adjusts for the effects of certain gains and losses and mark-to-fair-value items which, depending on market circumstances, can significantly affect, positively or negatively, our GAAP results and which, in recent periods, have caused us to record GAAP net losses. GAAP net losses will adversely impact our regulatory capital, regardless of results reflected in Segment Earnings. Also, our definition of Segment Earnings may differ from similar measures used by other companies. However, we believe that the presentation of Segment Earnings highlights the results from ongoing operations and the underlying results of the segments in a manner that is useful to the way we manage and evaluate the performance of our business.

The objective of Segment Earnings is to present our results on an accrual basis as the cash flows from our segments are earned over time. We are primarily a buy and hold investor in mortgage assets, and given our business objectives, we believe it is meaningful to measure performance of our investment business using long-term returns, not on a short-term fair value basis. The business model for our investment activity is one where we generally hold our investments for the long term, fund

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the investments with debt and derivatives to minimize interest rate risk and generate net interest income in line with our return on equity objectives. The business model for our credit guarantee activity is one where we are a long-term guarantor in the conforming mortgage markets, manage credit risk and generate guarantee and credit fees, net of incurred credit losses. As a result of these business models, we believe that an accrual-based metric is a meaningful way to present the emergence of our results as actual cash flows are realized, net of credit losses and impairments. In summary, Segment Earnings provides a view of our financial results that is more consistent with our business objectives, which helps us better evaluate the performance of our business, both from period-to-period and over the longer term.

As described below, Segment Earnings is calculated for the segments by adjusting GAAP net income (loss) for certain investment-related activities and credit guarantee-related activities. Segment Earnings includes certain reclassifications among income and expense categories that have no impact on net income (loss) but provide us with a meaningful metric to assess the performance of each segment and our company as a whole.

Investment Activity-Related Adjustments

The most significant risk inherent in our investing activities is interest-rate risk, including duration, convexity and volatility. We actively manage these risks through asset selection and structuring, financing asset purchases with a broad range of both callable and non-callable debt and the use of interest-rate derivatives, designed to economically hedge a significant portion of our interest-rate exposure. Our interest-rate derivatives include interest-rate swaps, exchange-traded futures and both purchased and written options (including swaptions). GAAP-basis earnings related to investment activities of our Investments segment, and to a lesser extent, our Multifamily segment, are subject to significant period-to-period variability, which we believe is not necessarily indicative of the risk management techniques that we employ and the performance of these segments.

Our derivative instruments not in hedge accounting relationships are adjusted to fair value under GAAP with resulting gains or losses recorded in GAAP-basis income. Certain other assets are also adjusted to fair value under GAAP with resulting gains or losses recorded in GAAP-basis income. These assets consist primarily of mortgage-related securities classified as trading and mortgage-related securities classified as available-for-sale when a decline in fair value of available-for-sale securities is deemed to be other than temporary.

To help us assess the performance of our investment-related activities, we make the following adjustments to earnings as determined under GAAP. We believe this measure of performance, which we call Segment Earnings, enhances the understanding of operating performance for specific periods, as well as trends in results over multiple periods, as this measure is consistent with assessing our performance against our investment objectives and the related risk-management activities.

•	Derivative and foreign-currency denominated debt-related adjustments:

•	Fair value adjustments on derivative positions, recorded pursuant to GAAP, are not recognized in Segment Earnings as these positions economically hedge our investment activities.

•	Payments or receipts to terminate derivative positions are amortized prospectively into Segment Earnings on a straight-line basis over the associated term of the derivative instrument.

•	Payments of up-front premiums (e.g., payments made to third parties related to purchased swaptions) are amortized prospectively on a straight-line basis into Segment Earnings over the contractual life of the instrument. The up-front payments, primarily for option premiums, are amortized to reflect the periodic cost associated with the protection provided by the option contract.

•	Foreign-currency translation gains and losses as well as the unrealized fair value adjustments associated with foreign-currency denominated debt along with the foreign-currency derivatives gains and losses are excluded from Segment Earnings because the fair value adjustments on the foreign-currency swaps that we use to manage foreign-currency exposure are also excluded through the fair value adjustment on derivative positions as described above as the foreign-currency exposure is economically hedged.

•	Investment sales, debt retirements and fair value-related adjustments:

•	Gains and losses on investment sales and debt retirements that are recognized at the time of the transaction pursuant to GAAP are not immediately recognized in Segment Earnings. Gains and losses on securities sold out of our retained portfolio and cash and investments portfolio are amortized prospectively into Segment Earnings on a straight-line basis over five years and three years, respectively. Gains and losses on debt retirements are amortized prospectively into Segment Earnings on a straight-line basis over the original terms of the repurchased debt.

•	Trading losses or impairments that reflect expected or realized credit losses are realized immediately pursuant to GAAP and in Segment Earnings since they are not economically hedged. Fair value adjustments to trading securities related to investments that are economically hedged are not included in Segment Earnings. Similarly, non-credit related impairment losses on securities are not included in Segment Earnings. These amounts are deferred

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and amortized prospectively into Segment Earnings on a straight-line basis over five years for securities in our retained portfolio and over three years for securities in our cash and investments portfolio. GAAP-basis accretion income that may result from impairment adjustments is also not included in Segment Earnings.

•	Fully taxable-equivalent adjustment:

•	Interest income generated from tax-exempt investments is adjusted in Segment Earnings to reflect its equivalent yield on a fully taxable basis.

We fund our investment assets with debt and derivatives to minimize interest-rate risk as evidenced by our Portfolio Market Value Sensitivity, or PMVS, and duration gap metrics. As a result, in situations where we record gains and losses on derivatives, securities or debt buybacks, these gains and losses are offset by economic hedges that we do not mark-to-fair-value for GAAP purposes. For example, when we realize a gain on the sale of a security, the debt which is funding the security has an embedded loss that is not recognized under GAAP, but instead over time as we realize the interest expense on the debt. As a result, in Segment Earnings, we defer and amortize the security gain to interest income to match the interest expense on the debt that funded the asset. Because of our risk management strategies, we believe that amortizing gains or losses on economically hedged positions in the same periods as the offsetting gains or losses is a meaningful way to assess performance of our investment activities.

We believe it is useful to measure our performance using long-term returns, not on a short-term fair value basis. Fair value fluctuations in the short-term are not an accurate indication of long-term returns. In calculating Segment Earnings, we make adjustments to our GAAP-basis results that are designed to provide a more consistent view of our financial results, which helps us better assess the performance of our business segments, both from period-to-period and over the longer term. The adjustments we make to present our Segment Earnings are consistent with the financial objectives of our investment activities and related hedging transactions and provide us with a view of expected investment returns and effectiveness of our risk management strategies that we believe is useful in managing and evaluating our investment-related activities. Although we seek to mitigate the interest-rate risk inherent in our investment-related activities, our hedging and portfolio management activities do not eliminate risk. We believe that a relevant measure of performance should closely reflect the economic impact of our risk management activities. Thus, we amortize the impact of terminated derivatives, as well as gains and losses on asset sales and debt retirements, into Segment Earnings. Although our interest-rate risk and asset/liability management processes ordinarily involve active management of derivatives, asset sales and debt retirements, we believe that Segment Earnings, although it differs significantly from, and should not be used as a substitute for GAAP-basis results, is indicative of the longer-term time horizon inherent in our investment-related activities.

Credit Guarantee Activity-Related Adjustments

Credit guarantee activities consist largely of our guarantee of the payment of principal and interest on mortgages and mortgage-related securities in exchange for management and guarantee and other fees. Over the longer-term, earnings consist almost entirely of our management and guarantee fee revenues, which include management guarantee fees collected throughout the life of the loan and up-front compensation received, trust management fees less related credit costs (i.e., provision for credit losses) and operating expenses. Our measure of Segment Earnings for these activities consists primarily of these elements of revenue and expense. We believe this measure is a relevant indicator of operating performance for specific periods, as well as trends in results over multiple periods because it more closely aligns with how we manage and evaluate the performance of the credit guarantee business.

We purchase mortgages from sellers/servicers in order to securitize and issue PCs and Structured Securities. See “NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES” to the audited consolidated financial statements for a discussion of the accounting treatment of these transactions. In addition to the components of earnings noted above, GAAP-basis earnings for these activities include gains or losses upon the execution of such transactions, subsequent fair value adjustments to the guarantee asset and amortization of the guarantee obligation.

Our credit-guarantee activities also include the purchase of significantly past due mortgage loans from loan pools that underlie our guarantees. Pursuant to GAAP, at the time of our purchase the loans are recorded at fair value. To the extent the adjustment of a purchased loan to fair value exceeds our own estimate of the losses we will ultimately realize on the loan, as reflected in our loan loss reserve, an additional loss is recorded in our GAAP-basis results.

When we determine Segment Earnings for our credit guarantee-related activities, the adjustments we apply to earnings computed on a GAAP-basis include the following:

•	Amortization and valuation adjustments pertaining to the guarantee asset and guarantee obligation are excluded from Segment Earnings. Cash compensation exchanged at the time of securitization, excluding buy-up and buy-down fees, is amortized into earnings.

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•	The initial recognition of gains and losses recorded prior to January 1, 2008 and in connection with the execution of either securitization transactions that qualify as sales or guarantor swap transactions, such as losses on certain credit guarantees, is excluded from Segment Earnings.

•	Fair value adjustments recorded upon the purchase of delinquent loans from pools that underlie our guarantees are excluded from Segment Earnings. However, for Segment Earnings reporting, our GAAP-basis loan loss provision is adjusted to reflect our own estimate of the losses we will ultimately realize on such items.

While both GAAP-basis results and Segment Earnings reflect a provision for credit losses determined in accordance with SFAS No. 5, “Accounting for Contingencies,’’ GAAP-basis results also include, as noted above, measures of future cash flows (the guarantee asset) that are recorded at fair value and, therefore, are subject to significant adjustment from period-to-period as market conditions, such as interest rates, change. Over the longer-term, Segment Earnings and GAAP-basis income both capture the aggregate cash flows associated with our guarantee-related activities. Although Segment Earnings differs significantly from, and should not be used as a substitute for GAAP-basis income, we believe that excluding the impact of changes in the fair value of expected future cash flows from our Segment Earnings provides a meaningful measure of performance for a given period as well as trends in performance over multiple periods because it more closely aligns with how we manage and evaluate the performance of our credit guarantee business.

Table 16.1 reconciles Segment Earnings (loss) to GAAP net income (loss).

Table 16.1 — Reconciliation of Segment Earnings (Loss) to GAAP Net Income (Loss)

	Three Months Ended
	March 31,
	2008	2007
	(in millions)

Segment Earnings (loss) after taxes:
Investments	$113	$514
Single-family Guarantee	(458)	224
Multifamily	98	125
All Other	(4)	(16)

Total Segment Earnings (loss), net of taxes	(251)	847

Reconciliation to GAAP net income (loss):
Derivative- and foreign-currency denominated debt-related adjustments	(1,194)	(1,082)
Credit guarantee-related adjustments	(174)	(502)
Investment sales, debt retirements and fair value-related adjustments	1,525	69
Fully taxable-equivalent adjustments	(110)	(93)

Total pre-tax adjustments	47	(1,608)
Tax-related adjustments	53	628

Total reconciling items, net of taxes	100	(980)

GAAP net income (loss)	$(151)	$(133)

Table 16.2 presents certain financial information for our reportable segments and All Other

Table 16.2 — Segment Earnings and Reconciliation to GAAP Results

	Three Months Ended March 31, 2008
										Income
	Net Interest	Management	Other		Provision	REO		Other	LIHTC	Tax
	Income	and Guarantee	Non-Interest	Administrative	for Credit	Operations	LIHTC	Non-Interest	Partnerships	(Expense)	Net
	(Expense)	Income	Income (Loss)	Expenses	Losses	Expense	Partnerships	Expense	Tax Benefit	Benefit	Income (Loss)
	(in millions)

Investments	$299	$—	$15	$(131)	$—	$—	$—	$(9)	$—	$(61)	$113
Single-family Guarantee	77	895	104	(204)	(1,349)	(208)	—	(19)	—	246	(458)
Multifamily	75	17	8	(49)	(9)	—	(117)	(4)	149	28	98
All Other	—	—	4	(13)	—	—	—	(3)	—	8	(4)

Total Segment Earnings (loss), net of taxes	451	912	131	(397)	(1,358)	(208)	(117)	(35)	149	221	(251)
Reconciliation to GAAP net income (loss):
Derivative- and foreign-currency translation-related adjustments	(10)	—	(1,184)	—	—	—	—	—	—	—	(1,194)
Credit guarantee-related adjustments	16	(161)	4	—	73	—	—	(106)	—	—	(174)
Investment sales, debt retirements and fair value-related adjustments	103	—	1,422	—	—	—	—	—	—	—	1,525
Fully taxable-equivalent adjustments	(110)	—	—	—	—	—	—	—	—	—	(110)
Reclassifications(1)	348	38	(431)	—	45	—	—	—	—	—	—
Tax-related adjustments	—	—	—	—	—	—	—	—	—	53	53

Total reconciling items, net of taxes	347	(123)	(189)	—	118	—	—	(106)	—	53	100

Total per consolidated statement of income	$798	$789	$(58)	$(397)	$(1,240)	$(208)	$(117)	$(141)	$149	$274	$(151)

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	Three Months Ended March 31, 2007
										Income
	Net Interest	Management	Other		Provision	REO		Other	LIHTC	Tax
	Income	and Guarantee	Non-Interest	Administrative	for Credit	Operations	LIHTC	Non-Interest	Partnerships	(Expense)	Net
	(Expense)	Income	Income (Loss)	Expenses	Losses	Expense	Partnerships	Expense	Tax Benefit	Benefit	Income (Loss)
	(in millions)

Investments	$902	$—	$24	$(128)	$—	$—	$—	$(7)	$—	$(277)	$514
Single-family Guarantee	168	677	22	(199)	(289)	(14)	—	(21)	—	(120)	224
Multifamily	123	14	4	(45)	(3)	—	(108)	(4)	138	6	125
All Other	(1)	—	3	(31)	—	—	—	(9)	—	22	(16)

Total Segment Earnings (loss), net of taxes	1,192	691	53	(403)	(292)	(14)	(108)	(41)	138	(369)	847
Reconciliation to GAAP net income (loss):
Derivative- and foreign-currency translation-related adjustments	(323)	—	(759)	—	—	—	—	—	—	—	(1,082)
Credit guarantee-related adjustments(2)	6	(64)	(47)	—	13	—	—	(410)	—	—	(502)
Investment sales, debt retirements and fair value-related adjustments	60	—	9	—	—	—	—	—	—	—	69
Fully taxable-equivalent adjustments	(93)	—	—	—	—	—	—	—	—	—	(93)
Reclassifications(1)(2)	(71)	1	39	—	31	—	—	—	—	—	—
Tax-related adjustments	—	—	—	—	—	—	—	—	—	628	628

Total reconciling items, net of taxes	(421)	(63)	(758)	—	44	—	—	(410)	—	628	(980)

Total per consolidated statement of income	$771	$628	$(705)	$(403)	$(248)	$(14)	$(108)	$(451)	$138	$259	$(133)

(1)	Includes the reclassification of: (a) the accrual of periodic cash settlements of all derivatives not in qualifying hedge accounting relationships from other non-interest income (loss) to net interest income (expense) within our Investments segment; (b) implied management and guarantee fees from net interest income (expense) to other non-interest income (loss) within our Single-family Guarantee and Multifamily segments; (c) net buy-up and buy-down fees from management and guarantee income to net interest income (expense) within the Investments segment; (d) interest income foregone on impaired loans from net interest income (expense) to provision for credit losses within our Single-family Guarantee segment; and (e) certain hedged interest benefit (cost) amounts related to trust management income from other non-interest income (loss) to net interest income (expense) within our Investments segment.
(2)	Certain prior period amounts within net interest income previously reported as a component of credit guarantee-related adjustments have been reclassified to reclassifications to conform to the current period presentation.

NOTE 17: EARNINGS (LOSS) PER SHARE

We have participating securities related to options with dividend equivalent rights that receive dividends as declared on an equal basis with common shares, but are not obligated to participate in undistributed net losses. Consequently, in accordance with EITF 03-6, “Participating Securities and the Two-Class Method under FASB Statement No. 128”, we use the “two-class” method of computing earnings per share. Basic earnings per common share are computed by dividing net income (loss) available per common share by weighted average common shares outstanding — basic for the period. Diluted earnings (loss) per share are computed as net income (loss) available to common stockholders divided by weighted average common shares outstanding — diluted for the period, which considers the effect of dilutive common equivalent shares outstanding. For periods with net income the effect of dilutive common equivalent shares outstanding includes: (a) the weighted average shares related to stock options (including the Employee Stock Purchase Plan) that have an exercise price lower than the average market price during the period; (b) the weighted average of non-vested restricted shares; and (c) all restricted stock units. Such items are excluded from the weighted average common shares outstanding — basic.

Table 17.1 — Earnings (Loss) Per Common Share — Basic and Diluted

	Three Months Ended
	March 31,
	2008	2007
	(dollars in millions,
	except per share amounts)

Net income (loss)	$(151)	$(133)
Preferred stock dividends and issuance costs on redeemed preferred stock	(272)	(95)
Amounts allocated to participating security option holders(1)	(1)	(2)

Net income (loss) available to common shareholders — basic(2)	$(424)	$(230)

Weighted average common shares outstanding — basic (in thousands)	646,338	661,376
Dilutive potential common shares (in thousands)	—	—

Weighted average common shares outstanding — diluted (in thousands)	646,338	661,376

Antidilutive potential common shares excluded from the computation of dilutive potential common shares (in thousands)	5,543	3,849
Basic earnings (loss) per common share	$(0.66)	$(0.35)
Diluted earnings (loss) per common share	$(0.66)	$(0.35)

(1)	Represents distributed earnings during periods of net losses.
(2)	Includes distributed and undistributed earnings to common shareholders.

END OF UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS AND ACCOMPANYING NOTES

END OF ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

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ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING
AND FINANCIAL DISCLOSURE

None.

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS

Consolidated Financial Statements

The following consolidated financial statements, together with the report of PricewaterhouseCoopers LLP dated February 27, 2008, are included in “ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA”:

•	Consolidated Statements of Income for the three months ended March 31, 2008 and 2007 (unaudited) and for each of the three years ended December 31, 2007, 2006 and 2005;

•	Consolidated Balance Sheets as of March 31, 2008 (unaudited), December 31, 2007 and 2006;

•	Consolidated Statements of Stockholders’ Equity for the three months ended March 31, 2008 and 2007 (unaudited) and for each of the three years ended December 31, 2007, 2006 and 2005;

•	Consolidated Statements of Cash Flows for the three months ended March 31, 2008 and 2007 (unaudited) and for each of the three years ended December 31, 2007, 2006 and 2005;

•	Notes to Consolidated Financial Statements; and

•	Quarterly Selected Financial Data for each quarter and full-year 2007 and 2006.

Consolidated Financial Statement Schedules

All financial statement schedules have been omitted because they are not applicable or not required, or because the required information is included in the financial statements within this Registration Statement.

Exhibits

The exhibits are listed in the Exhibit Index at the end of this Registration Statement.

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SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 17, 2008
Federal Home Loan Mortgage Corporation (Registrant)

By:	/s/ Anthony S. Piszel

Anthony S. Piszel
Executive Vice President and Chief Financial Officer

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EXHIBIT INDEX

Exhibit No.	Description

3.1	Federal Home Loan Mortgage Corporation Act (12 U.S.C. §1451 et seq.)
3.2	Bylaws of the Federal Home Loan Mortgage Corporation, as amended and restated June 6, 2008
4.1	Seventh Amended and Restated Certificate of Designation, Powers, Preferences, Rights, Privileges, Qualifications, Limitations, Restrictions, Terms and Conditions of Voting Common Stock (par value $0.21 per share) dated February 27, 2008
4.2	Certificate of Creation, Designation, Powers, Preferences, Rights, Privileges, Qualifications, Limitations, Restrictions, Terms and Conditions of Variable Rate, Non-Cumulative Preferred Stock (par value $1.00 per share), dated April 23, 1996
4.3	Certificate of Creation, Designation, Powers, Preferences, Rights, Privileges, Qualifications, Limitations, Restrictions, Terms and Conditions of 5.81% Non-Cumulative Preferred Stock (par value $1.00 per share), dated October 27, 1997
4.4	Certificate of Creation, Designation, Powers, Preferences, Rights, Privileges, Qualifications, Limitations, Restrictions, Terms and Conditions of 5% Non-Cumulative Preferred Stock (par value $1.00 per share), dated March 23, 1998
4.5	Certificate of Creation, Designation, Powers, Preferences, Rights, Privileges, Qualifications, Limitations, Restrictions, Terms and Conditions of 5.1% Non-Cumulative Preferred Stock (par value $1.00 per share), dated September 23, 1998
4.6	Amended and Restated Certificate of Creation, Designation, Powers, Preferences, Rights, Privileges, Qualifications, Limitations, Restrictions, Terms and Conditions of Variable Rate, Non-Cumulative Preferred Stock (par value $1.00 per share), dated September 29, 1998
4.7	Certificate of Creation, Designation, Powers, Preferences, Rights, Privileges, Qualifications, Limitations, Restrictions, Terms and Conditions of 5.3% Non-Cumulative Preferred Stock (par value $1.00 per share), dated October 28, 1998
4.8	Certificate of Creation, Designation, Powers, Preferences, Rights, Privileges, Qualifications, Limitations, Restrictions, Terms and Conditions of 5.1% Non-Cumulative Preferred Stock (par value $1.00 per share), dated March 19, 1999
4.9	Certificate of Creation, Designation, Powers, Preferences, Rights, Privileges, Qualifications, Limitations, Restrictions, Terms and Conditions of 5.79% Non-Cumulative Preferred Stock (par value $1.00 per share), dated July 21, 1999
4.10	Certificate of Creation, Designation, Powers, Preferences, Rights, Privileges, Qualifications, Limitations, Restrictions, Terms and Conditions of Variable Rate, Non-Cumulative Preferred Stock (par value $1.00 per share), dated November 5, 1999
4.11	Certificate of Creation, Designation, Powers, Preferences, Rights, Privileges, Qualifications, Limitations, Restrictions, Terms and Conditions of Variable Rate, Non-Cumulative Preferred Stock (par value $1.00 per share), dated January 26, 2001
4.12	Certificate of Creation, Designation, Powers, Preferences, Rights, Privileges, Qualifications, Limitations, Restrictions, Terms and Conditions of Variable Rate, Non-Cumulative Preferred Stock (par value $1.00 per share), dated March 23, 2001
4.13	Certificate of Creation, Designation, Powers, Preferences, Rights, Privileges, Qualifications, Limitations, Restrictions, Terms and Conditions of 5.81% Non-Cumulative Preferred Stock (par value $1.00 per share), dated March 23, 2001
4.14	Certificate of Creation, Designation, Powers, Preferences, Rights, Privileges, Qualifications, Limitations, Restrictions, Terms and Conditions of Variable Rate, Non-Cumulative Preferred Stock (par value $1.00 per share), dated May 30, 2001
4.15	Certificate of Creation, Designation, Powers, Preferences, Rights, Privileges, Qualifications, Limitations, Restrictions, Terms and Conditions of 6% Non-Cumulative Preferred Stock (par value $1.00 per share), dated May 30, 2001
4.16	Certificate of Creation, Designation, Powers, Preferences, Rights, Privileges, Qualifications, Limitations, Restrictions, Terms and Conditions of 5.7% Non-Cumulative Preferred Stock (par value $1.00 per share), dated October 30, 2001
4.17	Certificate of Creation, Designation, Powers, Preferences, Rights, Privileges, Qualifications, Limitations, Restrictions, Terms and Conditions of 5.81% Non-Cumulative Preferred Stock (par value $1.00 per share), dated January 29, 2002
4.18	Certificate of Creation, Designation, Powers, Preferences, Rights, Privileges, Qualifications, Limitations, Restrictions, Terms and Conditions of Variable Rate, Non-Cumulative Perpetual Preferred Stock (par value $1.00 per share), dated July 17, 2006
4.19	Certificate of Creation, Designation, Powers, Preferences, Rights, Privileges, Qualifications, Limitations, Restrictions, Terms and Conditions of 6.42% Non-Cumulative Perpetual Preferred Stock (par value $1.00 per share), dated July 17, 2006

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Exhibit No.	Description

4.20	Certificate of Creation, Designation, Powers, Preferences, Rights, Privileges, Qualifications, Limitations, Restrictions, Terms and Conditions of 5.9% Non-Cumulative Perpetual Preferred Stock (par value $1.00 per share), dated October 16, 2006
4.21	Certificate of Creation, Designation, Powers, Preferences, Rights, Privileges, Qualifications, Limitations, Restrictions, Terms and Conditions of 5.57% Non-Cumulative Perpetual Preferred Stock (par value $1.00 per share), dated January 16, 2007
4.22	Certificate of Creation, Designation, Powers, Preferences, Rights, Privileges, Qualifications, Limitations, Restrictions, Terms and Conditions of 5.66% Non-Cumulative Perpetual Preferred Stock (par value $1.00 per share), dated April 16, 2007
4.23	Certificate of Creation, Designation, Powers, Preferences, Rights, Privileges, Qualifications, Limitations, Restrictions, Terms and Conditions of 6.02% Non-Cumulative Perpetual Preferred Stock (par value $1.00 per share), dated July 24, 2007
4.24	Certificate of Creation, Designation, Powers, Preferences, Rights, Privileges, Qualifications, Limitations, Restrictions, Terms and Conditions of 6.55% Non-Cumulative Preferred Stock (par value $1.00 per share), dated September 28, 2007
4.25	Certificate of Creation, Designation, Powers, Preferences, Rights, Privileges, Qualifications, Limitations, Restrictions, Terms and Conditions of Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock (par value $1.00 per share), dated December 4, 2007
4.26	Federal Home Loan Mortgage Corporation Global Debt Facility Agreement, dated March 17, 2008
10.1	Federal Home Loan Mortgage Corporation 2004 Stock Compensation Plan (as amended and restated as of June 6, 2008)
10.2	First Amendment to the Federal Home Loan Mortgage Corporation 2004 Stock Compensation Plan
10.3	Form of Nonqualified Stock Option Agreement for executive officers under the Federal Home Loan Mortgage Corporation 2004 Stock Compensation Plan for awards on and after March 4, 2005 but prior to January 1, 2006
10.4	Form of Nonqualified Stock Option Agreement for executive officers under the Federal Home Loan Mortgage Corporation 2004 Stock Compensation Plan for awards on and after January 1, 2006
10.5	Form of Restricted Stock Units Agreement for executive officers under the Federal Home Loan Mortgage Corporation 2004 Stock Compensation Plan for awards on and after March 4, 2005
10.6	Form of Restricted Stock Units Agreement for executive officers under the Federal Home Loan Mortgage Corporation 2004 Stock Compensation Plan for supplemental bonus awards on March 7, 2008
10.7	Form of Performance Restricted Stock Units Agreement for executive officers under the Federal Home Loan Mortgage Corporation 2004 Stock Compensation Plan for awards on March 29, 2007
10.8	Form of Performance Restricted Stock Units Agreement for executive officers under the Federal Home Loan Mortgage Corporation 2004 Stock Compensation Plan for awards on March 7, 2008
10.9	Federal Home Loan Mortgage Corporation Global Amendment to Affected Stock Options under Nonqualified Stock Option Agreements and Separate Dividend Equivalent Rights, effective December 31, 2005
10.10	Federal Home Loan Mortgage Corporation 1995 Stock Compensation Plan
10.11	First Amendment to the Federal Home Loan Mortgage Corporation 1995 Stock Compensation Plan
10.12	Second Amendment to the Federal Home Loan Mortgage Corporation 1995 Stock Compensation Plan
10.13	Third Amendment to the Federal Home Loan Mortgage Corporation 1995 Stock Compensation Plan
10.14	Form of Nonqualified Stock Option Agreement for executive officers under the Federal Home Loan Mortgage Corporation 1995 Stock Compensation Plan
10.15	Form of Restricted Stock Units Agreement for executive officers under the Federal Home Loan Mortgage Corporation 1995 Stock Compensation Plan
10.16	Federal Home Loan Mortgage Corporation Employee Stock Purchase Plan (as amended and restated as of January 1, 2005)
10.17	Federal Home Loan Mortgage Corporation 1995 Directors’ Stock Compensation Plan (as amended and restated June 8, 2007)
10.18	Form of Nonqualified Stock Option Agreement for non-employee directors under the Federal Home Loan Mortgage Corporation 1995 Directors’ Stock Compensation Plan for awards prior to 2005
10.19	Form of Nonqualified Stock Option Agreement for non-employee directors under the Federal Home Loan Mortgage Corporation 1995 Directors’ Stock Compensation Plan for awards in 2005
10.20	Form of Nonqualified Stock Option Agreement for non-employee directors under the Federal Home Loan Mortgage Corporation 1995 Directors’ Stock Compensation Plan for awards in 2006
10.21	Resolution of the Board of Directors, dated November 30, 2005, concerning certain outstanding options granted to non-employee directors under the Federal Home Loan Mortgage Corporation 1995 Directors’ Stock Compensation Plan
10.22	Form of Restricted Stock Units Agreement for non-employee directors under the Federal Home Loan Mortgage Corporation 1995 Directors’ Stock Compensation Plan for awards prior to 2005
10.23	Form of Restricted Stock Units Agreement for non-employee directors under the Federal Home Loan Mortgage Corporation 1995 Directors’ Stock Compensation Plan for awards in 2005 and 2006

371	Freddie Mac

Exhibit No.	Description

10.24	Form of Restricted Stock Units Agreement for non-employee directors under the Federal Home Loan Mortgage Corporation 1995 Directors’ Stock Compensation Plan for awards since 2006
10.25	Federal Home Loan Mortgage Corporation Directors’ Deferred Compensation Plan (as amended and restated April 3, 1998)
10.26	Federal Home Loan Mortgage Corporation Executive Deferred Compensation Plan (as amended and restated January 1, 2002)
10.27	First Amendment to the Federal Home Loan Mortgage Corporation Executive Deferred Compensation Plan
10.28	Federal Home Loan Mortgage Corporation Executive Deferred Compensation Plan (as amended and restated effective January 1, 2008)
10.29	Officer Short-Term Incentive Program
10.30	Officer Severance Policy
10.31	Federal Home Loan Mortgage Corporation Severance Plan (as restated and amended effective January 1, 1997)
10.32	First Amendment to the Federal Home Loan Mortgage Corporation Severance Plan
10.33	Federal Home Loan Mortgage Corporation Supplemental Executive Retirement Plan (as amended and restated effective January 1, 2008)
10.34	Federal Home Loan Mortgage Corporation Long-Term Disability Plan
10.35	First Amendment to the Federal Home Loan Mortgage Corporation Long-Term Disability Plan
10.36	Second Amendment to the Federal Home Loan Mortgage Corporation Long-Term Disability Plan
10.37	Federal Home Loan Mortgage Corporation Employment Agreement with Richard F. Syron, dated December 6, 2003
10.38	Letter Agreement with Richard F. Syron, dated December 12, 2003
10.39	Memorandum to Richard F. Syron, dated June 1, 2006
10.40	Memorandum to Richard F. Syron, dated March 3, 2007
10.41	Amendment Extending the Employment Agreement Between Federal Home Loan Mortgage Corporation and Richard F. Syron Dated December 6, 2003
10.42	Chief Executive Officer Special Performance Award Opportunity — Parameter Document
10.43	Federal Home Loan Mortgage Corporation Employment Agreement with Eugene M. McQuade, dated August 3, 2004
10.44	Memorandum to Eugene M. McQuade, dated June 1, 2006
10.45	Memorandum to Eugene M. McQuade, dated March 3, 2007
10.46	Letter Agreement with Patricia L. Cook, dated July 8, 2004
10.47	Letter Agreement with Patricia L. Cook, dated July 9, 2004
10.48	Restrictive Covenant and Confidentiality Agreement with Patricia L. Cook, effective as of June 15, 2004
10.49	Letter Agreement with Anthony S. Piszel, dated October 14, 2006
10.50	Restrictive Covenant and Confidentiality Agreement with Anthony S. Piszel, effective as of October 14, 2006
10.51	Agreement with Joseph A. Smialowski, dated November 1, 2004
10.52	Agreement with Joseph A. Smialowski, dated June 29, 2007
10.53	Restrictive Covenant and Confidentiality Agreement with Joseph A. Smialowski, effective as of November 3, 2004
10.54	Letter Agreement with Michael Perlman, dated July 24, 2007
10.55	Cash Sign-On Payment Letter Agreement with Michael Perlman, dated July 24, 2007
10.56	Restrictive Covenant and Confidentiality Agreement with Michael Perlman, effective as of July 25, 2007
10.57	Restrictive Covenant and Confidentiality Agreement with Michael May, effective as of March 14, 2001
10.58	Description of non-employee director compensation
10.59	PC Master Trust Agreement dated March 17, 2008
10.60	Form of Indemnification Agreement between the Federal Home Loan Mortgage Corporation and outside directors who jointed the board of directors prior to 2004
10.61	Office Lease between West*Mac Associates Limited Partnership and the Federal Home Loan Mortgage Corporation, dated December 22, 1986
10.62	First Amendment to Office Lease, dated December 15, 1990
10.63	Second Amendment to Office Lease, dated August 30, 1992
10.64	Third Amendment to Office Lease, dated December 20, 1995
10.65	Consent of Defendant Federal Home Loan Mortgage Corporation with the Securities and Exchange Commission, dated September 18, 2007
10.66	Stipulation and Consent to the Issuance of a Consent Order, dated December 9, 2003, between the Federal Home Loan Mortgage Corporation and the Office of Federal Housing Enterprise Oversight (“OFHEO”), including Consent Order
10.67	Letters, dated September 1, 2005, setting forth an agreement between Freddie Mac and OFHEO
11	Statement re: computation of per share earnings (The calculation of per share earnings is in Item 13 and is omitted in accordance with Section (b)(11) of Item 601 of Regulation S-K.)
12.1	Statement re: computation of ratio of earnings to fixed charges
12.2	Statement re: computation of ratio of earnings to combined fixed charges and preferred stock dividends
21	List of subsidiaries

372	Freddie Mac